As filed with the Securities and Exchange Commission on May 23, 2005

Registration No. 333-123333

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SPRINT CORPORATION

(Exact name of registrant as specified in its charter)

Kansas	4813	48-0457967
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

P.O. Box 7997

Shawnee Mission, Kansas 66207-0997

(800) 829-0965

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Claudia S. Toussaint, Esq.

Vice President, Corporate Governance and

Ethics, and Corporate Secretary

Sprint Corporation

P.O. Box 7997

Shawnee Mission, Kansas 66207-0997

(913) 794-1513

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

E. William Bates, II, Esq. King & Spalding LLP 1185 Avenue of the Americas New York, New York 10036 (212) 556-2100	Robert I. Townsend, III, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue Worldwide Plaza New York, New York 10019 (212) 474-1000	Leonard J. Kennedy, Esq. Senior Vice President and General Counsel Nextel Communications, Inc. 2001 Edmund Halley Drive Reston, Virginia 20191 (703) 433-4000	Robert A. Profusek, Esq. Jones Day 222 East 41st Street New York, New York 10017 (212) 326-3939	Toby S. Myerson, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000

Approximate date of commencement of proposed sale to the public: At the effective time of the merger referred to herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Sprint Corporation may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this joint proxy statement/prospectus is a part, is declared effective. This joint proxy statement/prospectus is not an offer to sell these securities and Sprint is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 23, 2005

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

As we previously announced, the boards of directors of Sprint Corporation and Nextel Communications, Inc. have each unanimously approved a strategic merger, combining Sprint and Nextel in what we intend to be a “merger of equals.” When the merger is completed, Sprint will change its name to Sprint Nextel Corporation and the Sprint Nextel common stock will be quoted on the New York Stock Exchange, which we refer to as the NYSE. Existing shares of Sprint capital stock will remain outstanding. Each share of Nextel class A common stock and Nextel class B common stock will be converted into shares of Sprint Nextel common stock and Sprint Nextel non-voting common stock, respectively, and a small per share amount of cash, with a total value per share expected to equal 1.3 shares of Sprint Nextel common stock. The aggregate amount of cash that will be paid to Nextel stockholders is limited to $2.8 billion. This limit could result in the total value per share of the consideration received by holders of Nextel common stock being less than the value of 1.3 shares of Sprint Nextel common stock. Nextel preferred stock will be converted into Sprint Nextel preferred stock.

In the merger, Sprint expects to issue up to approximately 1.5 billion shares of Sprint Nextel series 1 common stock, up to approximately 38.5 million shares of Sprint Nextel non-voting common stock (convertible under certain circumstances into the same number of shares of Sprint Nextel series 1 common stock) and up to 230,045 shares of Sprint Nextel ninth series preferred stock (convertible into approximately 6 million shares of Sprint Nextel series 1 common stock).

Sprint and Nextel expect to spin off Sprint’s local telecommunications business after the merger is completed. In order to facilitate the spin-off on a tax-free basis and to ensure that Sprint will be the acquiring entity for accounting purposes, the exact allocation of cash and shares of Sprint Nextel common stock that Nextel common stockholders will receive will be adjusted as of the time the merger is completed to ensure that former Nextel stockholders will own slightly less than 50% of Sprint Nextel. Among other things, additional issuances of stock by Nextel that are not offset by issuances of stock by Sprint would lead to adjustments in this allocation of cash and shares. As a result, Sprint and Nextel stockholders will not know at the time of their respective annual meetings the number of shares and amount of cash that the Nextel stockholders will receive in the merger.

On                     , 2005, the closing sales price of Sprint’s FON common stock, series 1, which trades on the NYSE under the symbol “FON,” was $             per share, and the last reported sales price of Nextel’s class A common stock, which trades on the Nasdaq National Market under the symbol “NXTL,” was $             per share.

For a discussion of the risks relating to the merger, see “Risk Factors” beginning on page 26.

Annual meetings of Sprint’s and Nextel’s stockholders are being held to approve the transactions contemplated by the merger agreement. Each company’s stockholders will also elect directors and act on other matters normally considered at each company’s annual meeting. Information about these meetings and the merger is contained in this joint proxy statement/prospectus. We encourage you to read this entire joint proxy statement/prospectus carefully, as well as the annexes and information incorporated by reference.

The Sprint board of directors unanimously recommends that the Sprint stockholders vote for the proposals to amend and restate Sprint’s articles of incorporation and to approve the issuance of Sprint series 1 common stock, non-voting common stock and ninth series preferred stock, all of which are necessary to effect the merger. The Nextel board of directors unanimously recommends that the Nextel stockholders vote for the proposal to adopt the merger agreement.

Gary D. Forsee	Timothy M. Donahue
Chairman and Chief Executive Officer	President and Chief Executive Officer
Sprint Corporation	Nextel Communications, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger described in this joint proxy statement/prospectus or the securities to be issued pursuant to the merger or determined that this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated                     , 2005 and, together with the accompanying proxy card and annual report for the applicable company, is first being mailed to Sprint and Nextel stockholders on or about                     , 2005.

SPRINT CORPORATION

6200 Sprint Parkway

Overland Park, Kansas 66251

www.sprint.com

Notice of Annual Meeting of Stockholders

Time:

9:00 a.m. (Central Daylight Time) on                     , 2005

Place:

[To Come]

A map showing the location of the meeting is printed on Annex K to this joint proxy statement/prospectus.

Purpose:

•	To adopt the amendment to Sprint’s articles of incorporation to increase the number of authorized shares of Sprint series 1 common stock in connection with the merger;

•	To adopt the Sprint Nextel amended and restated articles of incorporation to create a class of non-voting common stock and the ninth series preferred stock, change the name of the FON common stock, series 1 and series 2 to series 1 common stock and series 2 common stock, respectively, delete references to the PCS common stock, change Sprint’s name to Sprint Nextel Corporation and make other clarifying changes reflected in the Sprint Nextel amended and restated articles of incorporation, which are attached as Annex G to this joint proxy statement/prospectus, in connection with the merger;

•	To approve the issuance of Sprint Nextel series 1 common stock, non-voting common stock and ninth series preferred stock pursuant to the Agreement and Plan of Merger, dated as of December 15, 2004, among Sprint, Nextel and a wholly owned subsidiary of Sprint, as amended, a composite copy of which is attached as Annex A to this joint proxy statement/prospectus, pursuant to which Nextel will become a wholly owned subsidiary of Sprint;

•	To approve any motion to adjourn the Sprint annual meeting to another time or place, if necessary, to solicit additional proxies if there are insufficient votes at the time of the Sprint annual meeting to approve the proposals related to the merger;

•	To elect eight directors to serve for a term of one year;

•	To ratify the appointment of KPMG LLP as Sprint’s independent registered public accounting firm for 2005;

•	To vote on one stockholder proposal if presented at the meeting; and

•	To conduct any other business that properly comes before the meeting and any adjournment or postponement of the meeting.

This joint proxy statement/prospectus, including the annexes, contains further information with respect to the business to be transacted at the Sprint annual meeting.

Record	Date:

Sprint stockholders of record on May 20, 2005 may vote at the Sprint annual meeting.

Your vote is important. Whether or not you plan to attend the annual meeting, please promptly complete and return your proxy card in the enclosed envelope, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card.

By order of the Board of Directors,
Overland Park, Kansas	Claudia S. Toussaint
, 2005	Vice President,
Corporate Governance and
Ethics, and Corporate Secretary

Nextel Communications, Inc.

2001 Edmund Halley Drive

Reston, Virginia 20191

www.nextel.com

Notice of Annual Meeting of Stockholders

Time:

10:00 a.m. local time on                     , 2005

Place:

[To Come]

A map showing the location of the meeting is printed on Annex L to this joint proxy statement/ prospectus.

Purpose:

•	To adopt the Agreement and Plan of Merger, dated as of December 15, 2004, among Sprint, Nextel and a wholly owned subsidiary of Sprint that was created to complete the merger of Nextel with the subsidiary, as amended, a composite copy of which is attached as Annex A to this joint proxy statement/prospectus;

•	To approve any motion to adjourn the Nextel annual meeting to another time or place, if necessary, to solicit additional proxies if there are insufficient votes at the time of the Nextel annual meeting to approve the merger proposal;

•	To elect three directors, Timothy M. Donahue, Frank M. Drendel and William E. Kennard, each for a three-year term ending 2008;

•	To ratify the appointment of Deloitte & Touche LLP as Nextel’s independent registered public accounting firm for 2005;

•	To adopt the Amended and Restated Incentive Equity Plan, a copy of which is attached as Annex J to this joint proxy statement/prospectus; and

•	To conduct any other business that properly comes before the annual meeting and any adjournment or postponement of the meeting.

Record Date:

Nextel stockholders of record as of May 20, 2005 may vote at the Nextel annual meeting.

Nextel stockholders have the right to dissent from the merger and seek appraisal of their shares. In order to assert dissenters’ rights, Nextel stockholders must comply with the requirements of Delaware law as described under “The Merger—Appraisal Rights” beginning on page 76.

Your vote is important. Whether or not you plan to attend the annual meeting, please promptly complete and return your proxy card in the enclosed envelope, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card.

By order of the Board of Directors,

Reston, Virginia	William E. Conway, Jr.
, 2005	Chairman of the Board of Directors

THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Sprint and Nextel from other documents filed with the Securities and Exchange Commission, which we refer to as the SEC, that are not included in or delivered with this joint proxy statement/prospectus. For a listing of the documents incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 226.

You may obtain documents incorporated by reference into this joint proxy statement/prospectus, without charge, by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Sprint Corporation	Nextel Communications, Inc.
6200 Sprint Parkway	2001 Edmund Halley Drive
Overland Park, Kansas 66251	Reston, Virginia 20191
Mailstop: KSOPHF0102-1B322	Attn: Investor Relations
Attn: Investor Relations	Telephone: (703) 433-4300
Telephone: (800) 259-3755, Option 1

You may also obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from D.F. King & Co., Inc., Sprint’s proxy solicitor, or Georgeson Shareholder Communications, Inc., Nextel’s proxy solicitor, at the following addresses and telephone numbers:

D.F. King & Co., Inc.
48 Wall Street	17 State Street
New York, New York 10005	New York, New York 10004
Bankers and brokers call (212) 269-5550 (collect)	(212) 440-9800 (collect)
Others call (800) 578-5378 (toll-free)	(877) 278-9673 (toll-free)

To receive timely delivery of the documents before your annual meeting, you must request them no later than                     , 2005 to receive them before the Sprint annual meeting and by                     , 2005 to receive them before the Nextel annual meeting.

i

v

†	To be filed by amendment.

QUESTIONS AND ANSWERS ABOUT THE MEETINGS

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at your company’s annual meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: How do I vote?

A: You may vote before your annual meeting in one of the following ways:

•	use the toll-free number, if any, shown on your proxy card;

•	visit the website, if any, shown on your proxy card to vote via the Internet; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: If you are a Nextel stockholder, your broker or other nominee does not have authority to vote on the merger proposal or the Amended and Restated Incentive Equity Plan proposal. If you are a Sprint stockholder, your broker or other nominee does not have authority to vote on the proposals to adopt the amendment to Sprint’s articles of incorporation increasing the authorized number of shares of stock, adopt the Sprint Nextel amended and restated articles of incorporation, or issue Sprint capital stock in the merger or adopt the stockholder proposal. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote. You should follow the directions your broker or other nominee provides.

Q: What if I do not vote on the matters relating to the merger?

A: If you are a Nextel stockholder and you fail to respond with a vote or fail to instruct your broker or other nominee how to vote on the merger proposal, it will have the same effect as a vote against the merger proposal. If you respond but do not indicate how you want to vote on the merger proposal, your proxy will be counted as a vote in favor of the merger proposal. If you respond and abstain from voting on the merger proposal, your proxy will have the same effect as a vote against the merger proposal.

If you are a Sprint stockholder and you fail to respond with a vote or fail to instruct your broker or other nominee how to vote on the proposals to adopt the amendment to Sprint’s articles of incorporation increasing the authorized number of shares and to adopt the Sprint Nextel amended and restated articles of incorporation, it will have the same effect as a vote against these proposals, each of which must be approved for the merger to occur. If you respond and abstain from voting, your proxy will have the same effect as a vote against these proposals. If you respond but do not indicate how you want to vote on the proposals, your proxy will be counted as a vote in favor of these proposals as well as the issuance of Sprint capital stock in the merger.

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at your annual meeting. You may do this in one of four ways:

•	by sending a notice of revocation to the corporate secretary of Sprint or Nextel, as applicable;

•	by sending a completed proxy card bearing a later date than your original proxy card;

•	by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

•	by attending your annual meeting and voting in person.

Your attendance alone will not revoke any proxy.

If you choose any of the first three methods, you must take the described action no later than the beginning of your annual meeting.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: Record holders of Nextel capital stock who do not vote in favor of the merger proposal and otherwise comply with the requirements and procedures of Section 262 of the Delaware General Corporation Law, or DGCL, are entitled to exercise their rights of appraisal, which generally entitle stockholders to receive a cash payment equal to the fair value of their Nextel capital stock in connection with the merger. A detailed description of the appraisal rights and procedures available to Nextel stockholders is included in “The Merger—Appraisal Rights” beginning on page 76. The full text of Section 262 of the DGCL is attached as Annex I to this joint proxy statement/prospectus.

Sprint stockholders do not have appraisal rights in connection with the merger.

Q: Should I send in my stock certificates now?

A: No. Please do not send your stock certificates with your proxy card.

If you are a holder of Nextel common stock, you will receive written instructions from the exchange agent after the merger is completed on how to exchange your stock certificates for the merger consideration.

If you are a holder of Nextel preferred stock, your existing stock certificates will represent the number of shares of Sprint Nextel preferred stock into which your shares will be converted under the terms of the merger. If you wish, you may exchange your Nextel preferred stock certificates for certificates with the new Sprint Nextel name.

If you are a Sprint stockholder, you will keep your existing stock certificates, which will continue to represent the number of shares of Sprint Nextel stock equal to the number of Sprint shares you now hold. If you wish, you may exchange your existing Sprint stock certificates for certificates with the new Sprint Nextel name.

Q: Why am I receiving this document?

A: We are delivering this document to you as both a joint proxy statement of Sprint and Nextel and a prospectus of Sprint. It is a joint proxy statement because each of our boards of directors is soliciting proxies from its stockholders. It is a prospectus because Sprint will exchange shares of its stock for shares of Nextel stock in the merger.

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and may not contain all the information that is important to you. Sprint and Nextel urge you to read carefully this joint proxy statement/prospectus in its entirety, as well as the annexes. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 226.

The Companies

Sprint Corporation

6200 Sprint Parkway

Overland Park, Kansas 66251

(800) 829-0965

Sprint offers an extensive range of innovative communication products and solutions, including wireless, long distance voice and data transport, global Internet Protocol, or IP, local and multiproduct bundles. A Fortune 100 company, Sprint is widely recognized for developing, engineering and deploying state-of-the-art network technologies, including the United States’ first nationwide all-digital, fiber-optic network, an award-winning tier one Internet backbone, and one of the largest all-digital, nationwide wireless networks in the United States. Sprint provides local telecommunications services in its franchise territories in 18 states. For the year ended December 31, 2004, Sprint had revenues of approximately $27.4 billion and a net loss of approximately $1 billion. The 2004 net loss includes charges of $2.4 billion related primarily to a long distance network asset impairment and restructurings. For the three months ended March 31, 2005, Sprint had revenues of approximately $6.9 billion and net income of approximately $472 million.

Nextel Communications, Inc.

2001 Edmund Halley Drive

Reston, Virginia 20191

(703) 433-4000

Nextel is a leading provider of wireless communications services in the United States. Nextel provides a comprehensive suite of advanced wireless services, including digital wireless mobile telephone service, walkie-talkie features, including Nextel Nationwide Direct ConnectSM and Nextel International Direct ConnectSM, and wireless data transmission services. At March 31, 2005, Nextel provided service to about 17.0 million subscribers, which consisted of 15.5 million subscribers of Nextel-branded service and 1.5 million subscribers of Boost Mobile™–branded pre-paid service. Nextel’s all-digital packet data network is based on integrated Digital Enhanced Network, or iDEN®, wireless technology developed with Motorola, Inc. Nextel, together with Nextel Partners, Inc., currently uses the iDEN technology to serve 297 of the 300 largest United States metropolitan areas where about 262 million people live or work. For the year ended December 31, 2004, Nextel had revenues of approximately $13.4 billion and net income of $3 billion. For the three months ended March 31, 2005, Nextel had revenues of approximately $3.6 billion and net income of approximately $595 million.

Sprint Capital Stock

On February 28, 2004, Sprint’s board of directors decided to recombine its PCS common stock and its FON common stock into a single common stock. As a result, each share of PCS common stock was converted into 0.50 shares of FON common stock on April 23, 2004, and the FON common stock now represents the only outstanding common stock of Sprint. There are two series of FON common stock: series 1 and series 2. Immediately before the merger, Sprint FON common stock, series 1 and series 2 will be redesignated and will be series 1 and series 2 common stock of Sprint Nextel. In addition, Sprint has outstanding shares of its seventh series preferred stock, with both series 1 and series 2 common stock underlying.

At the Sprint annual meeting, Sprint stockholders will be asked, among other things, to adopt the amendment to Sprint’s articles of incorporation to increase the number of authorized shares of Sprint series 1 common stock in connection with the merger, to adopt the Sprint Nextel amended and restated articles of incorporation to create a class of non-voting common stock and the ninth series preferred stock, and to approve the issuance of the Sprint Nextel series 1 common stock, non-voting common stock and ninth series preferred stock in connection with the merger. All outstanding shares of Nextel preferred stock are redeemable and convertible into Nextel class A common stock and are expected to be redeemed or converted prior to completion of the merger. If the Nextel preferred stock is redeemed or converted prior to the completion of the merger, no shares of Sprint Nextel ninth series preferred stock will be issued in the merger.

For a more complete description of the Sprint Nextel capital stock, see “Authorized Capital Stock of Sprint Nextel” beginning on page 193.

The Merger

A composite copy of the Agreement and Plan of Merger, dated as of December 15, 2004, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of May 20, 2005, is attached as Annex A to this joint proxy statement/prospectus. References throughout this joint proxy statement/prospectus to the merger agreement refer to the Agreement and Plan of Merger as amended by the First Amendment unless the context requires otherwise. We encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.

Consideration to be Received in the Merger by Nextel Stockholders

At the time of completion of the merger, outstanding shares of Nextel capital stock will be converted into the right to receive the merger consideration described below.

Nextel Class A Common Stock

Stock Exchange Ratio and Cash Ratio

Each outstanding share of Nextel class A common stock will be converted into a combination of shares of Sprint Nextel series 1 common stock and cash. Except in the unlikely event that the aggregate cash consideration would exceed the $2.8 billion cash limit described below, this combination of stock and cash consideration will be equal in value to 1.3 shares of Sprint Nextel series 1 common stock for each share of Nextel class A common stock. We refer to the number of shares of Sprint Nextel series 1 common stock delivered in respect of each share of Nextel class A common stock as the stock exchange ratio. We refer to the portion of the value of a share of Sprint Nextel series 1 common stock delivered in cash in respect of each share of Nextel class A common stock as the cash ratio.

The merger agreement provides that the stock exchange ratio will be 1.28 and the cash ratio will be .02, subject to the adjustments described below. Thus, without giving effect to any adjustments, each share of Nextel class A common stock would be converted into 1.28 shares of Sprint Nextel series 1 common stock and an amount in cash equal to .02 times the value of a share of Sprint Nextel series 1 common stock (determined by the average closing sales price of Sprint series 1 common stock over the 20 trading days ending on the date the merger is completed). The stock exchange ratio and cash ratio will not be adjusted for changes in the trading price of Sprint common stock or Nextel common stock.

The determination of the final allocation of stock and cash consideration will occur as of the time of the merger and will be based on circumstances existing at that time. Consequently, the final stock exchange ratio and cash ratio will not be known at the time the vote is taken on the merger and the merger-related proposals.

Adjustments to Stock Exchange Ratio and Cash Ratio

Sprint and Nextel intend to spin off Sprint’s local telecommunications business on a tax-free basis as expeditiously as possible after the completion of the merger. To mitigate the risk that the stock issued in the merger will preclude this tax-free treatment and to ensure that Sprint is treated as the acquiring entity for accounting purposes, the merger agreement provides for adjustments to the stock exchange ratio and the cash ratio to be made at the time the merger is completed.

The stock exchange ratio will be adjusted at the time of the merger so that Nextel stockholders receive the maximum number of shares of Sprint Nextel common stock (up to 1.3 shares) per share of Nextel common stock that will not result in Nextel stockholders receiving, in the aggregate, more than 49.9% of the total voting power of all classes of Sprint Nextel capital stock, and that will permit Sprint and Nextel each to confirm that Section 355(e) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code (substituting 49.9% for 50%, as applicable), will not apply to the contemplated spin-off of Sprint’s local telecommunications business. We sometimes refer to this adjustment as the 49.9% limitation. In the event that delivering 1.3 shares of Sprint Nextel common stock for each outstanding share of Nextel common stock at the completion of the merger would not satisfy the 49.9% limitation, the stock exchange ratio will be reduced. To the extent the stock exchange ratio is reduced, the cash ratio will (subject to the $2.8 billion cash limit described below) be correspondingly increased so that the total consideration delivered per share of Nextel class A common stock is equal in value to 1.3 shares of Sprint Nextel series 1 common stock.

The initial stock exchange ratio of 1.28 and cash ratio of .02 were set to comply with the 49.9% limitation based upon known facts existing at the time the merger agreement was executed, including, among other things, the relative numbers of shares of capital stock of Sprint and Nextel outstanding. As more fully described in “The Merger Agreement—Consideration to be Received in the Merger—Illustration of Adjustments to Merger Consideration” beginning on page 83, after giving effect to the adjustments described above, and based on the number of outstanding shares and other facts as of April 29, 2005 and using the assumptions described in that section, the stock exchange ratio would be 1.2769, the cash ratio would be .0231 and the aggregate cash merger consideration would be approximately $600 million. As used throughout this joint proxy statement/prospectus, both the stock exchange ratio and the cash ratio have been rounded.

Regardless of the adjustments to the stock exchange ratio described above, the aggregate amount of cash that will be paid by Sprint to holders of Nextel common stock (including cash paid to holders of Nextel class B common stock as described below) as consideration in the merger (excluding cash payments for fractional shares) cannot exceed $2.8 billion, which we refer to as the cash limit. If the cash limit would be exceeded, reductions in the stock exchange ratio would not be fully offset by increases in the cash ratio, and therefore the total value of the consideration per share of Nextel class A common stock would be less than the value of 1.3 shares of Sprint Nextel series 1 common stock. If, however, the cash limit would be exceeded as a result of a change in law or guidance from the IRS or the U.S. Treasury, then no cash would be paid to holders of Nextel common stock, the stock exchange ratio would automatically be fixed at 1.3, and Sprint and Nextel would not be obligated to, and it is anticipated that they would not, pursue the contemplated spin-off.

The material factors that would impact the aggregate amount of cash payable to the holders of Nextel common stock, and the determination of whether the cash limit would be exceeded, are described under the heading “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 81.

Illustration of Merger Consideration

The following table illustrates the value that would be received by holders of Nextel common stock in the merger at various market prices of Sprint series 1 common stock, using an assumed stock exchange ratio of 1.2769 and a cash ratio of .0231, based on outstanding share numbers and other facts as of April 29, 2005. The actual amount of cash to be received by holders of Nextel common stock will be determined by multiplying the cash ratio times the average closing sales price of Sprint series 1 common stock during the 20 trading days ending on the date of completion of the merger.

The stock exchange and cash ratios used in the following table reflect the assumptions described in “The Merger Agreement—Consideration to be Received in the Merger—Illustration of Adjustments to Merger Consideration” beginning on page 83. As a result of these assumptions and the other factors described above, the actual stock and cash consideration delivered in the merger will likely differ from the amounts set forth in the table below even if Sprint series 1 common stock is trading at an assumed price.

Value of Merger Consideration
Assumed trading price of Sprint series 1 FON common stock	Value of Sprint Nextel common stock per share of Nextel common stock[1]	Cash per share of Nextel common stock[1]	Total value per share of Nextel common stock[1]	Approximate aggregate amount of cash consideration (in millions)
$33.00	$42.14	$0.76	$42.90	$860
31.00	39.58	0.72	40.30	810
29.00	37.03	0.67	37.70	760
27.00	34.48	0.62	35.10	710
25.00	31.92	0.58	32.50	650
23.00	29.37	0.53	29.90	600
21.00	26.81	0.49	27.30	550
19.00	24.26	0.44	24.70	500
17.00	21.71	0.39	22.10	440
15.00	19.15	0.35	19.50	390
13.00	16.60	0.30	16.90	340

[1]	Assumes that the 20 trading day average price for Sprint series 1 common stock is the same as the price shown in the first column on the left. The closing sales price of Sprint series 1 FON stock on May 19, 2005 was $22.74.

Nextel Class B Common Stock

Each outstanding share of Nextel class B common stock will be converted into a number of shares of Sprint Nextel non-voting common stock equal to the stock exchange ratio described above (including the adjustments described above), as well as an amount of cash per share equal to the amount of cash per share delivered in respect of each share of Nextel class A common stock as described above (including the adjustments described above).

Nextel Preferred Stock

Although each outstanding share of Nextel series B zero coupon convertible preferred stock due 2013, which we refer to as Nextel preferred stock, would be converted into a share of Sprint Nextel ninth series zero coupon convertible preferred stock due 2013 in the merger, we expect the Nextel preferred stock to be redeemed or converted prior to completion of the merger.

For a more complete description of the merger consideration and the assumptions referred to above, see “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 81. For a more complete discussion of the tax aspects of the contemplated spin-off, see “Contemplated Spin-off of Local Telecommunications Business—Tax Matters Related to the Spin-off” beginning on page 98.

Treatment of Stock Options and Other Stock-based Awards

Sprint

Sprint stock options and other equity-based awards will remain outstanding and will not be affected by the merger, except that, following the merger, the shares of common stock that will be issuable upon the exercise of stock options and other equity-based awards will be shares of Sprint Nextel common stock.

Nextel

In the merger, all outstanding Nextel employee stock options and other stock-based awards will be converted into options and stock-based awards of Sprint Nextel, and those options and awards will entitle the holder to receive Sprint Nextel common stock. The number of shares issuable under those options and awards, and the exercise prices for those options and awards, will be adjusted based on an exchange ratio of 1.3:1.

For a more complete discussion of the treatment of Nextel stock options and other stock-based awards, see “The Merger Agreement—Treatment of Nextel Stock Options and Other Stock-based Awards” beginning on page 95.

Directors and Executive Management Following the Merger

The Sprint Nextel board of directors will initially consist of 14 directors. Timothy M. Donahue, Nextel’s President and Chief Executive Officer, or CEO, will become Sprint Nextel’s Chairman and will be a member of the board of directors. Gary D. Forsee, Sprint’s Chairman and CEO, will become Sprint Nextel’s CEO and President and will be a member of the board of directors. Of the remaining 12 Sprint Nextel directors, six have been designated by Sprint and six have been designated by Nextel, including a co-lead outside director from each company. Two of the designated directors, one from each company, are expected to serve on the board of directors of the local telecommunications company which is anticipated to be spun off from Sprint Nextel and to terminate their service on the Sprint Nextel board of directors at that time.

The following six directors were designated by Sprint to continue on to the board of directors of Sprint Nextel following the merger: Gordon M. Bethune, James H. Hance, Jr., Irvine O. Hockaday, Jr., Linda Koch Lorimer, William H. Swanson and Gerald L. Storch. Mr. Storch is expected to serve on the board of directors of the local telecommunications company.

The following six directors were designated by Nextel as nominees to the board of directors of Sprint Nextel pursuant to the merger agreement: Keith J. Bane, William E. Conway, Jr., Frank M. Drendel, V. Janet Hill, William E. Kennard and Stephanie M. Shern. The individuals designated by Nextel will be elected to the Sprint Nextel board of directors by the Sprint board of directors effective upon completion of the merger. Ms. Shern is expected to serve on the board of directors of the local telecommunications company.

Sprint Nextel will have its executive headquarters in Reston, Virginia and its operational headquarters in Overland Park, Kansas.

For a more complete discussion of the management of Sprint Nextel, including expected directors and senior management, see “The Merger—Interests of Sprint and Nextel Directors and Executive Officers in the Merger” beginning on page 65.

Recommendations of the Boards of Directors Relating to the Merger

Sprint

The Sprint board of directors unanimously recommends that holders of Sprint common stock and Sprint preferred stock vote for the increase in the authorized number of shares of series 1 common stock, for the adoption of the Sprint Nextel amended and restated articles of incorporation and for the issuance of shares of Sprint capital stock in the merger.

For a more complete description of Sprint’s reasons for the merger and the recommendation of the Sprint board of directors, see “The Merger—Strategic and Financial Rationale” and “—Sprint Board of Directors’ Recommendation” beginning on pages 40 and 43, respectively.

Nextel

The Nextel board of directors unanimously recommends that Nextel stockholders vote for the adoption of the merger agreement.

For a more complete description of Nextel’s reasons for the merger and the recommendation of the Nextel board of directors, see “The Merger—Strategic and Financial Rationale” and “—Nextel Board of Directors’ Recommendation” beginning on pages 40 and 44, respectively.

Opinions of Financial Advisors

Sprint Financial Advisors

Sprint’s board of directors considered the analyses of Lehman Brothers Inc. and Citigroup Global Markets Inc. and, in particular, the opinions of Lehman Brothers and Citigroup that, as of December 15, 2004 and based upon and subject to the factors and assumptions set forth in those opinions, the merger consideration to be paid by Sprint to the holders of Nextel class A and class B common stock in the merger is fair, from a financial point of view, to Sprint. The full text of the Lehman Brothers and Citigroup opinions, each dated December 15, 2004, which set forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with their opinions, are attached as Annexes B and C, respectively, to this joint proxy statement/prospectus.

Lehman Brothers and Citigroup provided their opinions for the use and benefit of the Sprint board of directors in connection with its consideration of the merger. The Lehman Brothers and Citigroup opinions are not intended to be and do not constitute recommendations to any stockholder as to how that stockholder should vote or act with respect to the proposed merger or any other matter described in this joint proxy statement/prospectus. Neither Lehman Brothers nor Citigroup was requested to opine as to, and their opinions do not in any manner address, Sprint’s underlying business decision to proceed with or effect the merger. The summaries of the Lehman Brothers and Citigroup opinions in this joint proxy statement/prospectus are qualified in their entirety by reference to the full text of the opinions. Lehman Brothers and Citigroup will receive total fees of $29 million and $17 million, respectively, for their financial advisory services to Sprint relating to the merger. Of this amount, $25 million, or approximately 86% (in the case of Lehman Brothers), and $15 million, or approximately 88% (in the case of Citigroup), will be paid only if the merger is successfully completed. In addition, Sprint has agreed, subject to certain limitations, to reimburse Lehman Brothers and Citigroup for their reasonable expenses, including attorneys’ fees and disbursements. Sprint has also agreed to indemnify Lehman Brothers and Citigroup and related persons for certain liabilities that may arise out of the rendering of their opinions, including certain liabilities under the federal securities laws. If the merger is not completed and Sprint receives a termination fee from Nextel, Lehman Brothers will receive an additional fee equal to 1.2% of the termination fee received by Sprint, but in no event more than $12 million, and Citigroup will receive an additional fee equal to 5% of the termination fee received by Sprint, but in no event more than $7 million.

For a more complete description, see “The Merger—Opinions of Financial Advisors to the Sprint Board of Directors” beginning on page 47. See also Annexes B and C to this joint proxy statement/prospectus.

Nextel Financial Advisors

Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Lazard Frères & Co. LLC each delivered its opinion to Nextel’s board of directors that, as of December 15, 2004 and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration, as described in those opinions, to be paid to the holders of Nextel class A common stock in the proposed merger was fair from a financial point of view to those holders. Goldman Sachs, JPMorgan and Lazard each assumed, for purposes of giving their respective opinions, that all the facts, circumstances and conditions in any way relating to the determination of the merger consideration in existence as of December 15, 2004 would be the same facts, circumstances and conditions in existence at the effective time of the proposed merger.

The full text of the Goldman Sachs, JPMorgan and Lazard opinions, each dated December 15, 2004, which set forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with their opinions, are attached as Annexes D, E and F, respectively, to this joint proxy statement/prospectus. Goldman Sachs, JPMorgan and Lazard provided their advisory services and opinions for the information and assistance of the board of directors of Nextel in connection with its consideration of the proposed merger. The Goldman Sachs, JPMorgan and Lazard opinions do not constitute recommendations as to how any stockholder should vote with respect to the proposed merger.

Nextel engaged each of Goldman Sachs, JPMorgan and Lazard pursuant to separate letter agreements to act as its financial advisor in connection with the proposed merger. Pursuant to the terms of these engagement letters, Nextel has agreed to pay each of Goldman Sachs, JPMorgan and Lazard a transaction fee of $13,333,333 in connection with the merger. The payment schedule of the transaction fees payable to Goldman Sachs, JPMorgan and Lazard is as follows: (1) approximately $1.3 million or 10% of the transaction fee was paid upon execution of the merger agreement, (2) approximately $2.0 million or 15% of the transaction fee will be paid upon adoption of the merger agreement by Nextel’s stockholders, and (3) approximately $10 million or 75% of the transaction fee will be paid upon completion of the merger. In the event the merger is not completed and such non-completion results in Nextel receiving a termination fee from Sprint pursuant to the terms of the merger agreement, each of Goldman Sachs, JPMorgan and Lazard will receive $5 million, with such amount being reduced by any payments it has already received in connection with the merger pursuant to items (1) and (2) of the preceding sentence. In addition, Nextel has agreed to reimburse each of Goldman Sachs, JPMorgan and Lazard for its reasonable and documented expenses, including reasonable attorneys’ fees and disbursements, and to indemnify each of Goldman Sachs, JPMorgan and Lazard and related persons against various liabilities, including certain liabilities under the federal securities laws.

For a more complete description, see “The Merger—Opinions of Financial Advisors to the Nextel Board of Directors” beginning on page 56. See also Annexes D, E and F to this joint proxy statement/prospectus.

Interests of Directors and Executive Officers in the Merger

Sprint

Some Sprint directors and executive officers have interests in the merger that are different from, or are in addition to, the interests of Sprint stockholders. These interests include:

•	the designation of certain directors and officers as Sprint Nextel directors or executive officers;

•

the granting to two executive officers, subject to completion of the merger, of premium priced options to purchase an aggregate of 220,000 shares of Sprint series 1 common stock with an exercise price of

$25.465 per share and a target of 83,000 performance-based restricted stock units, or RSUs, with the actual number of RSUs granted varying between 0% and 200% of the target amounts depending on Sprint’s achievement of financial targets relating to its enterprise economic value added during 2005;

•	the accelerated vesting of up to 80,401 RSUs and 41,307 Director Deferred Fee Plan, or DDFP, share units held by outside directors who, at the convenience of the Sprint board of directors, do not continue on the Sprint Nextel board of directors after the merger; and

•	a retention program applicable to certain executive officers that provides for potential retention payments of up to $8,534,355 in the aggregate and, in the event of involuntary termination of these executive officers, the vesting of up to 1,051,951 RSUs and options for 3,363,058 shares of Sprint series 1 common stock with a weighted average exercise price of $18.9067.

In addition, an amendment to the employment agreement of Sprint’s Chairman and CEO, Gary D. Forsee, which will become effective upon completion of the merger, would increase Mr. Forsee’s base salary by $200,000 to $1.4 million. Additionally, the amended employment agreement would increase Mr. Forsee’s minimum target annual bonus amount from 150% to 170% of his annual base salary and increase the maximum bonus payout to 200% of the target amount. Mr. Forsee’s annual bonus would be prorated for the year in which the merger is completed. The amended employment agreement would also set Mr. Forsee’s long-term performance bonus target opportunity at a minimum of $10 million for the first year following completion of the merger, with a $10 million target opportunity guideline for the second year following completion of the merger.

For a further discussion, see “The Merger—Interests of Sprint and Nextel Directors and Executive Officers in the Merger” beginning on page 65.

Nextel

Some Nextel directors and executive officers have interests in the merger that are different from, or are in addition to, the interests of Nextel stockholders. These interests include:

•	the designation as Sprint Nextel directors and/or executive officers;

•	the accelerated vesting of options for 82,503 shares of Nextel common stock with a weighted average exercise price of $10.96 held by outside directors and continuing exercisability of options for those outside directors who become Sprint Nextel directors;

•	the accelerated award and/or vesting of deferred shares of Nextel common stock for certain executive officers valued at $15,301,209, based on the closing price per share of Nextel class A common stock of $27.99 on April 29, 2005;

•	accelerated payment of long-term performance bonuses of up to $4,392,188 for certain executive officers;

•	potential severance payments of up to $16,555,000 for certain executive officers and Nextel’s Vice Chairman;

•	the potential accelerated vesting of options for 1,972,864 shares of Nextel common stock with a weighted average exercise price of $20.79 for certain executive officers upon termination in specified circumstances; and

•	retention payments of up to $11,799,750 for certain executive officers and other payments pursuant to existing plans, agreements and arrangements.

The amounts described above are based on an assumed merger completion date of September 30, 2005 and do not take into account future regular quarterly equity awards to directors and executive officers.

In addition, an amendment to the employment agreement of Nextel’s CEO and President, Timothy M. Donahue, which will become effective upon completion of the merger, would increase Mr. Donahue’s base salary by $200,000, his minimum target annual bonus to 170% of his base salary with a prorated bonus paid to him in the year of the merger and his long-term performance bonus target opportunity to a minimum of $10 million for the first year following completion of the merger, with a $10 million target opportunity guideline for the second year following completion of the merger.

For a further discussion, see “The Merger—Interests of Sprint and Nextel Directors and Executive Officers in the Merger” beginning on page 65.

Material U.S. Federal Income Tax Consequences of the Merger

Sprint and Nextel have structured the merger to qualify as a reorganization for U.S. federal income tax purposes. In connection with the filing of the registration statement of which this document forms a part, Cravath, Swaine & Moore LLP has delivered to Sprint, and Paul, Weiss, Rifkind, Wharton & Garrison LLP has delivered to Nextel, their respective opinions that, for U.S. federal income tax purposes, the merger will qualify as a reorganization and holders of Nextel capital stock will not recognize gain or loss on the exchange of their Nextel capital stock for Sprint Nextel capital stock, but may recognize income from the receipt of cash in exchange for their Nextel common stock. In addition, it is a condition to each of Sprint’s and Nextel’s respective obligations to complete the merger that it receives a separate legal opinion, at the effective time of the merger, that confirms that the merger will qualify as a reorganization for U.S. federal income tax purposes.

For a more complete description of the material U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Consequences” beginning on page 78.

The tax consequences of the merger to you may depend on your own situation. In addition, you may be subject to state, local or foreign tax laws that are not addressed in this joint proxy statement/prospectus. You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you.

Regulatory Matters

Both Sprint and Nextel are subject to regulation by the Federal Communications Commission, which we refer to as the FCC, and the FCC must approve the transfer of control of certain licenses held by Nextel as a result of the merger. While we believe that this approval will be obtained, there can be no assurance of this or that burdensome conditions will not be imposed as a condition of this approval. We do not believe this approval will be obtained before our stockholders vote on the merger. We were also required to obtain approvals from certain state regulatory authorities to complete the merger. All requested state regulatory approvals have been obtained. Each party’s obligations to complete the merger are subject to receipt of FCC authorization and any state and foreign regulatory approvals that, if not obtained, would reasonably be expected to materially impair Sprint’s or Nextel’s ability to achieve the overall benefits expected to be realized from the merger or provide a reasonable basis for criminal liability.

The merger is also subject to the expiration or termination of the applicable waiting period under the U.S. antitrust laws. The merger agreement requires Sprint and Nextel to satisfy any conditions or divestiture requirements imposed upon them by regulatory authorities, unless the conditions or divestitures would reasonably be expected to have a material adverse effect on Sprint or Nextel.

For a more complete discussion of regulatory matters relating to the merger, see “The Merger—Regulatory Approvals Required for the Merger” beginning on page 74.

Conditions to Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver of various conditions, including the following:

•	receipt of the required stockholder approvals;

•	expiration or termination of the waiting period under U.S. antitrust laws;

•	receipt of FCC authorization required to complete the merger;

•	receipt of required state and foreign regulatory approvals;

•	no legal prohibition on the merger in effect;

•	the NYSE authorizing for listing the shares of Sprint Nextel series 1 common stock to be issued to holders of Nextel class A common stock;

•	the SEC declaring effective the registration statement, of which this joint proxy statement/prospectus is a part, and the registration statement not being the subject of any stop order or threatened stop order;

•	accuracy of the other party’s representations and warranties in the merger agreement, including their representation that no material adverse change has occurred;

•	the other party’s compliance with its obligations under the merger agreement; and

•	receipt of opinions of counsel relating to the U.S. federal income tax treatment of the merger.

The merger agreement provides that any or all of these conditions may be waived, in whole or in part, by Sprint or Nextel, to the extent legally allowed. Neither Sprint nor Nextel currently expects to waive any material condition to the completion of the merger. If either Sprint or Nextel determines to waive any condition to the merger that would result in a material and adverse change in the terms of the merger to Nextel or Sprint stockholders (including any change in the tax consequences of the transaction to Nextel stockholders), proxies would be resolicited from the Sprint or Nextel stockholders, as applicable. For a more complete discussion of the conditions to the merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 89.

Material Events Following Completion of the Merger

Certain material events may occur as a result of the completion of the merger. These events could have a material effect on Sprint Nextel. See “Risk Factors” beginning on page 26. These events include:

•	In certain circumstances following completion of the merger, Sprint Nextel will be required to make an offer to repurchase Nextel’s redeemable notes at a price equal to 101% of the outstanding principal amount, plus accrued and unpaid interest. See “Risk Factors—As a result of the merger, the repurchase of a significant portion of Nextel’s outstanding debt may be required and additional funds to finance the repurchase may not be available on terms favorable to Sprint Nextel, if at all” beginning on page 30 for a description of the circumstances that would require Sprint Nextel to offer to repurchase the Nextel redeemable notes. Any required repurchase would likely be financed with other debt. At April 29, 2005, the aggregate principal amount of Nextel’s redeemable notes was $4,762 million and all four series of Nextel’s redeemable notes were trading above 101% of the outstanding principal amount. If the notes are trading above 101% at the time of any repurchase offer, the holders would be unlikely to sell their notes to Nextel in the repurchase offer;

•

As a result of the merger, Sprint Nextel may be required to purchase the outstanding shares of Nextel Partners that Nextel does not already own. Nextel owns all of Nextel Partners’ class B common stock and none of its class A common stock. See “Risk Factors—As a result of the merger, Sprint Nextel may be required to purchase the outstanding shares of Nextel Partners that Nextel does not already own and assume Nextel Partners’ outstanding indebtedness. If we do not purchase the outstanding shares of Nextel Partners, exclusivity provisions will remain in effect that could limit our ability to achieve synergies and fully integrate Sprint’s and Nextel’s operations” beginning on page 31.

Timing of the Merger

The merger is expected to be completed in the second half of 2005, subject to the receipt of necessary regulatory approvals and the satisfaction or waiver of other closing conditions.

For a discussion of the timing of the merger, see “The Merger Agreement—Form and Effective Time of the Merger” beginning on page 81.

Termination of the Merger

The merger agreement may be terminated by Sprint or Nextel before completion of the merger in certain circumstances, including after stockholder approval. In addition, the merger agreement provides that Sprint or Nextel may be required to pay a break-up fee to the other equal to $1 billion in the circumstances generally described below:

•	If Nextel or Sprint terminates the merger agreement because the board of directors of the other party withdraws, or adversely modifies, its approval of the merger and after December 15, 2004 a competing acquisition proposal for the party that has withdrawn or adversely modified its approval has been made or become publicly known, the fee is payable by the party whose board of directors has taken that action.

•	If Nextel or Sprint terminates the merger agreement in order to accept a competing acquisition proposal with another company, then the party terminating to accept the competing proposal must pay the termination fee.

•	If the merger agreement is terminated because Sprint or Nextel stockholder approval is not obtained, the party whose stockholders have withheld approval must pay the termination fee, but only if (1) a competing acquisition proposal has been made for it or become publicly known after December 15, 2004 and (2) within 12 months after termination of the merger agreement, it enters into an agreement for a competing acquisition proposal.

•	If the merger agreement is terminated because the merger has not been completed by December 31, 2005 (or June 30, 2006 if completion is delayed due to delay in receiving certain regulatory approvals), either Sprint or Nextel must pay the termination fee if (1) a competing acquisition proposal has been made for it or become publicly known after December 15, 2004 and (2) within 12 months after termination of the merger agreement, it enters into an agreement for a competing acquisition proposal.

Sprint’s and Nextel’s obligation to pay the termination fee may discourage a third party from pursuing a competing acquisition proposal that could result in greater value to Sprint’s or Nextel’s stockholders. Although payment of the break-up fee could have an adverse effect on the financial condition of the company making the payment, neither Sprint nor Nextel believes that such effect would be material. The boards of directors of each of Sprint and Nextel determined, based in part on advice from their legal advisors, that the amount of the termination fee and the circumstances in which it would become payable were generally typical for a transaction of the magnitude of the merger and would not unduly inhibit an alternative acquisition proposal.

See “The Merger Agreement—Termination Events; Termination Fee Required” and “—Termination Events; No Termination Fee” beginning on pages 92 and 94, respectively, for a discussion of the circumstances under which the parties may terminate and under which termination fees will be required to be paid.

Comparison of Stockholder Rights

Nextel is a Delaware corporation. Sprint is a Kansas corporation. The shares of Sprint Nextel stock that Nextel stockholders will receive in the merger will be shares of a Kansas corporation. Stockholder rights under Delaware and Kansas law are different. In addition, the amended and restated articles of incorporation and bylaws of Sprint Nextel contain provisions that are different from the certificate or articles of incorporation and bylaws of Nextel and Sprint, respectively. At the Sprint annual meeting, Sprint stockholders will be asked, among other things, to adopt the Sprint Nextel amended and restated articles of incorporation. The Sprint Nextel amended and restated articles of incorporation include material changes to Sprint’s articles of incorporation, such as the creation of the class of Sprint non-voting common stock and the ninth series preferred stock, both of which are necessary to effect the merger. For a more detailed description of the terms of the Sprint Nextel amended and restated articles of incorporation, see “Authorized Capital Stock of Sprint Nextel” beginning on page 193. Sprint stockholders are not being asked to vote on the Sprint Nextel bylaws. Although Nextel stockholders will be asked to adopt the merger agreement at the Nextel annual meeting, the approval by Nextel stockholders of the Sprint Nextel amended and restated articles of incorporation and bylaws, by themselves, is not required.

For a summary of certain differences among the rights of stockholders of Sprint, Nextel and Sprint Nextel, see “Comparison of Rights of Stockholders of Sprint, Nextel and Sprint Nextel” beginning on page 210.

Matters to be Considered at the Annual Meetings

Sprint

Sprint stockholders will be asked to vote on the following proposals:

•	to adopt the amendment to Sprint’s articles of incorporation to increase the number of authorized shares of Sprint series 1 common stock in connection with the merger;

•	to adopt the Sprint Nextel amended and restated articles of incorporation to create a class of non-voting common stock and create the ninth series preferred stock, change the name of the FON common stock, series 1 and series 2 to series 1 common stock and series 2 common stock, respectively, delete references to the PCS common stock, change Sprint’s name to Sprint Nextel Corporation and make other clarifying changes reflected in the Sprint Nextel amended and restated articles of incorporation in connection with the merger;

•	to approve the issuance of Sprint Nextel series 1 common stock, non-voting common stock and ninth series preferred stock in the merger;

•	to approve any motion to adjourn the Sprint annual meeting to another time or place, if necessary, to solicit additional proxies if there are insufficient votes at the time of the Sprint annual meeting to approve the proposals related to the merger;

•	to elect eight directors to serve for a term of one year;

•	to ratify the appointment of KPMG LLP as Sprint’s independent registered public accounting firm for 2005;

•	to vote on one stockholder proposal if presented at the meeting; and

•	to conduct other business that properly comes before the Sprint annual meeting and any adjournment or postponement of the meeting.

Each of the first three proposals listed above relating to the merger is conditioned upon the other two and the approval of each such proposal is required for completion of the merger.

Recommendation of Sprint’s Board of Directors:

The Sprint board of directors unanimously recommends that Sprint stockholders vote to approve all of the proposals set forth above (except the stockholder proposal, which the Sprint board of directors unanimously recommends that Sprint stockholders vote against), as more fully described under “Sprint Annual Meeting” beginning on page 104.

Nextel

Nextel stockholders will be asked to vote on the following proposals:

•	to adopt the merger agreement;

•	to approve any motion to adjourn the Nextel annual meeting to another time or place, if necessary, to solicit additional proxies if there are insufficient votes at the time of the Nextel annual meeting to approve the merger proposal;

•	to elect three directors to serve for a term of three years;

•	to ratify the appointment of Deloitte & Touche LLP as Nextel’s independent registered public accounting firm for 2005;

•	to adopt the Amended and Restated Incentive Equity Plan; and

•	to conduct any other business that properly comes before the Nextel annual meeting and any adjournment or postponement of the meeting.

Recommendation of Nextel’s Board of Directors:

The Nextel board of directors unanimously recommends that Nextel stockholders vote to approve all of the proposals set forth above, as more fully described under “Nextel Annual Meeting” beginning on page 146.

Voting by Sprint and Nextel Directors and Executive Officers

On the Sprint record date, directors and executive officers of Sprint and their affiliates owned and were entitled to vote 935,385 shares of Sprint capital stock, or approximately 0.063% and 0.066%, respectively, of the total voting power of the outstanding shares of Sprint common stock (with each share having one vote for purposes of this calculation) and Sprint capital stock outstanding on that date. On the Nextel record date, directors and executive officers of Nextel and their affiliates owned and were entitled to vote 2,217,403 shares of Nextel class A common stock, or less than 1% of the shares of Nextel class A common stock outstanding on that date.

Comparative Per Share Information (Unaudited)

The following table shows per share data regarding earnings (loss) from continuing operations and book value per share for Sprint and Nextel on a historical, pro forma combined and pro forma equivalent basis. The pro forma book value per share information was computed as if the merger had been completed on March 31, 2005. The pro forma earnings (loss) from continuing operations information was computed as if the merger had been completed on January 1, 2004. The Nextel pro forma equivalent information was calculated by multiplying the corresponding pro forma combined data by an assumed stock exchange ratio of 1.2769 to 1.0, which stock exchange ratio may vary as described under “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 81. The equivalent per share data for Nextel does not give effect to the cash amount per share. This information shows how each share of Nextel class A and class B common stock would have participated in Sprint’s losses from continuing operations and book value per share if the merger had been completed on the relevant dates and at the assumed stock exchange ratio of 1.2769 to 1.0. These amounts do not necessarily reflect future per share amounts of earnings (losses) from continuing operations and book value per share of Sprint Nextel.

The following unaudited comparative per share data is derived from the historical consolidated financial statements of each of Sprint and Nextel. The information below should be read in conjunction with the financial statements and accompanying notes of Sprint and Nextel, which are incorporated by reference into this joint proxy statement/prospectus. We urge you also to read “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 183.

	For the Three Months Ended March 31, 2005		For the Year Ended December 31, 2004
Sprint—Historical:
Book value per share	$9.41		$9.17
Cash dividends per share	$0.12	5	Note (1)
Diluted earnings (loss) per share from continuing operations (2)	$0.31		$(0.71)
Basic earnings (loss) per share from continuing operations (2)	$0.32		$(0.71)

Nextel—Historical:
Book value per share	$9.05		$8.42
Cash dividends per share	—		—
Earnings per share from continuing operations:
Basic	$0.53		$2.69
Diluted	$0.52		$2.62

Sprint Nextel Pro Forma Combined:
Book value per share	$17.35		—
Cash dividends per share	Note (3)		Note (3)
Diluted and basic earnings (loss) per share from continuing operations (2)	$0.15		$(0.43)

Nextel Pro Forma—Equivalent:
Book value per share	$22.15		—
Cash dividends per share	Note (3)		Note (3)
Diluted and basic earnings (loss) per share from continuing operations (2)	$0.19		$(0.55)

(1)

On April 23, 2004, Sprint recombined its two tracking stocks. Each share of PCS common stock automatically converted into 0.50 shares of FON common stock. Before the recombination of the two tracking stocks, shares of PCS common stock did not receive dividends. For the year ended December 31, 2004, shares of FON common stock (before the conversion of shares of PCS common stock) received dividends of $0.50 per share. In the 2004 first quarter, shares of FON common stock (before the conversion of shares of PCS common stock) received a dividend of $0.125 per share. In the second, third and fourth quarters of 2004, shares of FON common stock, which included shares resulting from the conversion of shares of PCS common stock, received quarterly dividends of $0.125 per share.

(2)	As the effects of including the incremental shares associated with options, restricted stock units and employees stock purchase plan shares were anti-dilutive for the year ended December 31, 2004, they are not included in the weighted average shares outstanding, and both diluted and basic loss per share reflect the same calculation.

(3)	For a discussion of the anticipated dividend and cash distribution policy of Sprint Nextel, see “Comparative Stock Prices and Dividends—Dividends and Other Distributions” beginning on page 101.

Market Prices and Dividends and Other Distributions

Stock Prices

The table below presents the closing sales price of Sprint’s series 1 FON stock, which trades on the NYSE under the symbol “FON,” the last reported sales price of Nextel class A common stock, which trades on the Nasdaq National Market, which we refer to as Nasdaq, under the symbol “NXTL,” and the market value of a share of Nextel class A common stock on an equivalent per share basis. These prices are presented on two dates:

•	December 14, 2004, the last trading day before the public announcement of the signing of the merger agreement; and

•	, 2005, the latest practicable date before the date of this joint proxy statement/prospectus.

	Series 1 FON Stock		Nextel Class A Common Stock		Equivalent Per Share Data(1)
December 14, 2004		$25.10		$29.99		$32.63
, 2005	$		$		$

(1)	The equivalent per share data for Nextel class A common stock has been determined by multiplying the closing sales price of a share of Sprint’s series 1 FON stock on each of the dates by 1.3.

Dividends and Other Distributions

Sprint paid a Sprint series 1 common stock dividend of $0.125 per share in each of the quarters of 2004 and 2003 and expects to continue paying dividends at current levels through completion of the merger. Sprint also paid a Sprint series 2 common stock dividend of $0.125 per share in each of the last three quarters of 2004. Dividends on the Sprint series 1 common stock are paid when declared by the Sprint board of directors. If the Sprint board declares a dividend on one series of common stock, it must declare the same dividend on all outstanding series of common stock. Dividends on common stock may be declared only out of Sprint’s surplus or out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. Before any dividends on common stock may be paid or declared and set apart for payment, Sprint must pay or declare and set apart for payment full cumulative dividends on all outstanding series of preferred stock. Upon the issuance of a new series of preferred stock, the Sprint board may provide for dividend restrictions on the common stock as to that series of preferred stock.

Nextel has not paid any dividends on its common stock and does not plan to pay dividends on its common stock for the foreseeable future. Nextel’s indentures governing its public notes and its bank credit agreement and other financing documents prohibit Nextel from paying dividends, except in compliance with specified financial covenants, and limit Nextel’s ability to dividend cash from the subsidiaries that operate its network to Nextel.

The Sprint Nextel board will determine the Sprint Nextel dividend policy and, after the spin-off, the spun-off company’s board will determine its dividend policy. Following the completion of the merger and until completion of any spin-off of Sprint’s local telecommunications business, it is currently contemplated that Sprint Nextel will pay a reduced quarterly dividend to stockholders in aggregate amounts consistent with the aggregate dividends that the spun-off local telecommunications business would be likely to pay. Following completion of the contemplated spin-off, it is anticipated that Sprint Nextel will not pay a dividend. However, Sprint Nextel will evaluate its cash distribution policy from time to time, as appropriate in the context of its growth prospects and funding requirements. See “Contemplated Spin-off of Local Telecommunications Business” beginning on page 97.

Selected Historical Financial Data of Sprint

The following table sets forth selected historical financial data for Sprint. The following data at and for each of the five years ended December 31, 2004 have been derived from Sprint’s audited consolidated financial statements. The consolidated financial statements for the year ended December 31, 2004 were audited by KPMG LLP and the consolidated financial statements for each of the four years ended December 31, 2003 were audited by Ernst & Young LLP. The statement of operations data for the three months ended March 31, 2005 and 2004, and the balance sheet data as of March 31, 2005, have been derived from Sprint’s unaudited consolidated financial statements. In the opinion of Sprint’s management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. The following information should be read together with Sprint’s consolidated financial statements and the notes related to those financial statements, which are incorporated by reference into this joint proxy statement/prospectus. The information set forth below is not necessarily indicative of the results of future operations.

(in millions, except per share amounts and ratios)	As of or for the Three Months Ended March 31,		As of or for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Statement of Operations Data:
Net operating revenues	$6,936	$6,707	$27,428	$26,197	$26,679	$25,562	$23,166
Operating income (loss) (1)(2)	1,036	724	(303)	1,007	2,096	(910)	280
Income (loss) from continuing operations (1)(2)(3)	472	225	(1,012)	(292)	451	(1,599)	(788)
Net income (loss) (1)(2)(3)(4)(5)	472	225	(1,012)	1,290	610	(1,447)	41
Diluted earnings (loss) per common share from continuing operations (6)(7)	$0.31	$0.16	$(0.71)	$(0.21)	$0.32	$(1.16)	$(0.58)
Basic earnings (loss) per common share from continuing operations (6)(7)	$0.32	$0.16	$(0.71)	$(0.21)	$0.32	$(1.16)	$(0.58)
Diluted earnings (loss) per common share (6)(7)	$0.31	$0.16	$(0.71)	$0.91	$0.43	$(1.05)	$0.02
Basic earnings (loss) per common share (6)(7)	$0.32	$0.16	$(0.71)	$0.91	$0.43	$(1.05)	$0.02
Diluted weighted average common shares outstanding (6)(7)	1,494.7	1,436.1	1,443.4	1,415.3	1,403.8	1,381.7	1,364.1
Basic weighted average common shares outstanding (6)(7)	1,476.8	1,424.2	1,443.4	1,415.3	1,400.0	1,381.7	1,364.1
Dividends per common share	$0.125		Note (8)	Note (8)	Note (8)	Note (8)	Note (8)

Balance Sheet Data:
Total assets	$40,337		$41,321	$42,675	$45,113	$45,619	$42,943
Property, plant and equipment, net (1)	22,247		22,628	27,101	28,565	28,786	25,166
Total debt (including short-term and long-term borrowings, equity unit notes and redeemable preferred stock)	16,369		17,451	19,407	22,273	22,883	18,975
Stockholders’ equity	13,920		13,521	13,113	12,108	12,450	13,596
Ratio of earnings to combined fixed charges and preferred stock dividends: (9)	2.84	1.82	— (a)	— (b)	1.21	— (c)	— (d)

(1)	During the three months ended March 31, 2004, Sprint recorded a restructuring charge reducing operating income by $30 million and income from continuing operations by $19 million.

In 2004, Sprint recorded net charges reducing operating income by $3.7 billion to an operating loss and reducing income from continuing operations by $2.3 billion to an overall loss from continuing operations. The charges related primarily to the long distance network impairment and restructurings partially offset by recoveries of fully reserved MCI Communications Corporation (formerly WorldCom, Inc.) receivables. The impairment of Sprint’s long distance network assets, which was determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, resulted in a pre-tax, non-cash charge of $3.5 billion. This charge was the result of the analysis of long distance business trends and projections that considered current industry and competitive conditions, recent regulatory rulings, evolving technologies and Sprint’s strategy to expand its position as a leader in the development and delivery of subscriber solutions requiring transparent wireless and wireline connectivity. This charge reduced the net book value of Sprint’s long distance property, plant and equipment by about 60%, to $2.3 billion.

In 2003, Sprint recorded net charges reducing operating income by $1.9 billion and reducing income from continuing operations by $1.2 billion resulting in an overall loss from continuing operations. The charges related primarily to restructurings, asset impairments, and executive separation agreements, offset by recoveries of fully reserved MCI receivables.

In 2002, Sprint recorded charges reducing operating income by $402 million and reducing income from continuing operations by $253 million. The charges related primarily to restructurings, asset impairments and expected loss on MCI receivables.

In 2001, Sprint recorded charges reducing operating income by $1.8 billion to an operating loss and increasing the loss from continuing operations by $1.2 billion. The charges related primarily to restructuring and asset impairments.

In 2000, Sprint recorded charges reducing operating income by $425 million and increasing the loss from continuing operations by $273 million. The charges related to the terminated WorldCom merger and asset impairments.

(2)	Sprint adopted SFAS No. 142, Goodwill and Other Intangibles, on January 1, 2002. Accordingly, amortization of goodwill, spectrum licenses and trademarks ceased as of that date, because they are indefinite life intangibles.

(3)	In 2004, Sprint recorded charges of $72 million, net, for premiums paid on the early retirement of debt and the recognition of deferred debt costs. These charges increased loss from continuing operations by $44 million.

In 2003, Sprint recorded charges of $36 million, net, for premiums paid on the early retirement of debt and for the settlement of a securities class action lawsuit relating to the failed merger with WorldCom. Additionally, Sprint recorded a $49 million tax benefit for the recognition of certain income tax credits and adjustments for state tax apportionments. In total, these items reduced loss from continuing operations by $27 million.

In 2002, Sprint recorded charges of $134 million related to a write-down of an investment due to declining market value offset by gains on the sales of subscriber contracts and Sprint’s investment in Pegaso Telecomunicaciones, S.A. de C.V. Additionally, Sprint recognized a tax benefit related to capital losses not previously recognizable of $292 million. In total, these items reduced loss from continuing operations by $143 million.

In 2001, Sprint recorded charges of $48 million, which increased the loss from continuing operations by $81 million. These amounts primarily included a write-down of an equity investment offset by a curtailment gain on the modification of certain retirement plan benefits and a gain on investment activities.

In 2000, Sprint recorded charges of $68 million, which increased the loss from continuing operations by $74 million. The charges related primarily to write-downs of certain equity investments, offset by a gain from the sale of subscribers and network infrastructure to a PCS third party affiliate.

(4)	In 2003, Sprint recorded an after-tax gain of $1.3 billion associated with the sale of its directory publishing business. In 2000, Sprint sold its interest in a joint venture, which provided international long distance telecommunications services.

(5)	Sprint adopted SFAS No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. The local telecommunications division historically accrued costs of removal in its depreciation reserves consistent with industry practice. These costs of removal do not meet the SFAS No. 143 definition of an asset retirement obligation. Accordingly, Sprint recorded a credit of $420 million to remove the accumulated excess cost of removal resulting in a cumulative effect of change in accounting principle credit of $258 million, net of tax.

(6)

All per share amounts have been restated, for all periods before 2004, to reflect the recombination of the FON common stock and PCS common stock as of the earliest period presented at an identical conversion ratio (0.50). The conversion ratio was also applied to dilutive PCS securities (mainly stock options, employees stock purchase plan shares, convertible preferred stock and restricted stock units) to determine diluted weighted average shares on a consolidated basis.

(7)	As the effects of including the incremental shares associated with options, restricted stock units and employees stock purchase plan shares are antidilutive, both basic loss per share and diluted loss per share reflect the same calculation for the years ended December 31, 2004, 2003, 2001 and 2000.

(8)	Before the recombination of the two tracking stocks, shares of PCS common stock did not receive dividends. For each of the five years ended December 31, 2004, shares of FON common stock (before the conversion of shares of PCS common stock) received dividends of $0.50 per share. In the 2004 first quarter, shares of FON common stock (before the conversion of shares of PCS common stock) received a dividend of $0.125 per share. In the second, third and fourth quarters of 2004, shares of FON common stock, which included shares resulting from the conversion of shares of PCS common stock, received quarterly dividends of $0.125 per share.

(9)	For purposes of calculating the ratio,

(1) earnings include:

•	income (loss) from continuing operations before taxes, plus

•	equity in the net losses of less-than-50% owned entities, less

•	capitalized interest; and

(2) fixed charges include:

•	interest on all debt of continuing operations;

•	amortization of debt issuance costs; and

•	the interest component of operating rents.

For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, preferred stock dividends include the amount of pre-tax earnings required to pay the dividends on outstanding preferred stock.

The ratio of earnings to combined fixed charges and preferred stock dividends is calculated as follows:

(earnings + fixed charges)
(fixed charges) + (pretax earnings required to cover preferred stock dividends)

Pretax earnings required to cover preferred stock dividends are calculated as follows:

preferred stock dividends, as adjusted for the tax benefits related to unallocated shares
1 – (Sprint’s effective income tax rate)

(a)	Earnings, as adjusted, were inadequate to cover fixed charges and preferred stock dividends by $1.6 billion in 2004.

(b)	Earnings, as adjusted, were inadequate to cover fixed charges and preferred stock dividends by $491 million in 2003.

(c)	Earnings, as adjusted, were inadequate to cover fixed charges and preferred stock dividends by $2.3 billion in 2001.

(d)	Earnings, as adjusted, were inadequate to cover fixed charges and preferred stock dividends by $910 million in 2000.

Selected Historical Financial Data of Nextel

The following table sets forth selected historical financial data for Nextel. The following data at and for each of the five years ended December 31, 2004 have been derived from Nextel’s audited consolidated financial statements. The statement of operations data for the three months ended March 31, 2005 and 2004, and the balance sheet data as of March 31, 2005, have been derived from Nextel’s unaudited consolidated financial statements. In the opinion of management, Nextel’s unaudited condensed consolidated financial statements reflect all adjustments that are necessary for a fair presentation of the results for interim periods. All adjustments made were of a normal recurring nature, except as described in the notes included in Nextel’s Form 10-Q for the quarter ended March 31, 2005. The following information should be read together with Nextel’s consolidated financial statements and the notes related to those financial statements, which are incorporated by reference into this joint proxy statement/prospectus. The information set forth below is not necessarily indicative of the results of future operations.

	For the Three Months Ended March 31, (unaudited)		For the Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
(in millions, except per share amounts)

Statement of Operations Data:
Operating revenues	$3,608	$3,103	$13,368	$10,820	$8,721	$7,689	$5,714
Cost of revenues (exclusive of depreciation and amortization included below)	1,084	925	4,003	3,169	2,535	2,888	2,188
Selling, general and administrative	1,200	971	4,241	3,453	3,039	3,020	2,278
Restructuring and impairment charges	—	—	—	—	35	1,769	—
Depreciation and amortization	507	443	1,841	1,694	1,595	1,746	1,265

Operating income (loss)	817	764	3,283	2,504	1,517	(1,734)	(17)
Interest expense, net	(115)	(146)	(565)	(802)	(990)	(1,196)	(849)
(Loss) gain on retirement of debt, net of debt conversion costs	(37)	(17)	(117)	(245)	354	469	(127)
Gain on deconsolidation of NII Holdings, Inc.	—	—	—	—	1,218	—	—
Equity in earnings (losses) of unconsolidated affiliates, net	17	—	15	(58)	(309)	(95)	(152)
Other (expense) income, net	2	27	29	225	(39)	(223)	281
Income tax benefit (provision)	(89)	(33)	355	(113)	(391)	135	33

Net (loss) income	595	595	3,000	1,511	1,360	(2,644)	(831)
Gain (loss) on retirement of mandatorily redeemable preferred stock	—	—	—	(7)	485	—	—
Mandatorily redeemable preferred stock dividends and accretion	(6)	(2)	(9)	(58)	(211)	(233)	(209)

Income (loss) available to common stockholders	$589	$593	$2,991	$1,446	$1,634	$(2,877)	$(1,040)

Earnings (loss) per common share
Basic	$0.53	$0.54	$2.69	$1.38	$1.85	$(3.70)	$(1.38)

Diluted	$0.52	$0.52	$2.62	$1.34	$1.75	$(3.70)	$(1.38)

Weighted average number of common shares outstanding
Basic	1,121	1,106	1,111	1,047	884	778	756

Diluted	1,139	1,172	1,152	1,089	966	778	756

Balance Sheet Data:	As of March 31, 2005 (unaudited)	As of December 31,
		2004	2003	2002	2001	2000
Total assets	$24,392	$22,744	$20,510	$21,477	$22,064	$22,686
Domestic long-term debt, capital lease and finance obligations, including current portion (in millions)	$8,574	$8,549	$10,212	$12,550	$14,865	$12,212
Mandatorily redeemable preferred stock (in millions)	$110	$108	$99	$1,015	$2,114	$1,881

Highlighted below are certain transactions and factors that may be significant to an understanding of Nextel’s financial condition and comparability of results of operations.

NII Holdings.  The information presented above that is derived from Nextel’s consolidated financial statements includes the consolidated results of NII Holdings, Inc. through December 31, 2001. During 2001, NII Holdings recorded a non-cash pre-tax restructuring and impairment charge of $1,747 million in connection with its decision to discontinue funding one of its operating companies and the implementation of its revised business plan.

In November 2002, NII Holdings, which before that time had been Nextel’s substantially wholly owned subsidiary, completed its reorganization under Chapter 11 of the U.S. Bankruptcy Code having filed a voluntary petition for reorganization in May 2002 in the U.S. Bankruptcy Court for the District of Delaware after it and one of its subsidiaries defaulted on credit and vendor finance facilities. Before its bankruptcy filing, NII Holdings was accounted for as one of Nextel’s consolidated subsidiaries. As a result of NII Holdings’ bankruptcy filing in May 2002, Nextel began accounting for its investment in NII Holdings using the equity method. In accordance with the equity method of accounting, Nextel did not recognize equity losses of NII Holdings after May 2002 as it had already recognized $1,408 million of losses in excess of its investment in NII Holdings through that date. NII Holdings’ net operating results through May 2002 have been presented as equity in losses of unconsolidated affiliates, as permitted under the accounting rules governing a mid-year change from consolidating a subsidiary to accounting for the investment using the equity method. However, the presentation of NII Holdings in the financial statements as a consolidated subsidiary in 2001 has not changed from prior presentation. The following table provides the operating revenues and net loss of NII Holdings included in Nextel’s consolidated results for 2001 and prior periods, excluding the impact of intercompany eliminations:

	2001	2000
Operating revenues	$680	$330
Net loss	2,497	417

Upon NII Holdings’ emergence from bankruptcy in November 2002, Nextel recognized a non-cash pre-tax gain on deconsolidation of NII Holdings in the amount of $1,218 million consisting primarily of the reversal of equity losses it had recorded in excess of its investment in NII Holdings, partially offset by charges recorded when it consolidated NII Holdings, including, among other items, $185 million of cumulative foreign currency translation losses. At the same time, Nextel began accounting for its new ownership interest in NII Holdings using the equity method, under which Nextel recorded its proportionate share of NII Holdings’ results of operations. In November 2003, Nextel sold 3.0 million shares of NII Holdings common stock, which generated $209 million in net proceeds and a gain of $184 million.

Operating Revenues and Cost of Revenues.  Effective July 1, 2003, Nextel adopted the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. Accordingly, for all handset sale arrangements entered into beginning in the third quarter 2003, Nextel recognizes revenue and the related cost of revenue when title to the handset passes to the subscriber. Before July 1, 2003, in accordance with Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, Nextel recognized revenue from handset sales and an equal amount of the related cost of revenue on a straight-line basis over the expected subscriber relationship period of 3.5 years, beginning when title to the handset passed to the subscriber. Therefore, the adoption of EITF 00-21 resulted in increased handset revenues and cost of handset revenues in 2003 as compared to 2002.

Nextel elected to apply the provisions of EITF Issue No. 00-21 to its existing subscriber arrangements. Accordingly, on July 1, 2003, Nextel reduced its current assets and liabilities by about $563 million and its noncurrent assets and liabilities by about $783 million, representing substantially all of the revenues and costs associated with the original sale of handsets that were deferred under SAB No. 101. Additional information regarding Nextel’s adoption of EITF Issue No. 00-21 can be found in note 1 to the consolidated financial statements appearing in Nextel’s annual report on Form 10-K for the year ended December 31, 2004.

Adoption of SFAS No. 142.  Effective January 1, 2002, Nextel adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, Nextel is no longer required to amortize goodwill and intangible assets with indefinite useful lives, which consist of FCC licenses. In the first quarter 2002, Nextel incurred a one-time cumulative non-cash charge to the income tax provision of $335 million to increase the valuation allowance related to its net operating losses. This cumulative charge was required since Nextel has significant deferred tax liabilities related to its FCC licenses that have a significantly lower tax basis than book basis. Additional information regarding the adoption of SFAS No. 142 can be found in note 5 to the consolidated financial statements appearing in Nextel’s annual report on Form 10-K for the year ended December 31, 2004.

Long-Term Debt, Preferred Stock and Finance Obligation.  During the second quarter 2002 and continuing throughout 2003, 2004 and into 2005, Nextel reduced its outstanding debt obligations through the redemption, purchase and retirement of some of its long-term debt and preferred stock. Nextel used some of the proceeds from newly issued senior notes and a new term loan under the bank credit facility, together with its existing cash resources, to redeem and retire certain senior notes, then-existing term loans under the facility and preferred stock. These newly issued senior notes and the new term loan have lower interest rates and longer maturity periods than the notes and loans that were retired. Nextel also issued shares of its class A common stock in exchange for some of its outstanding debt securities. Additional information can be found in note 6 to Nextel’s consolidated financial statements appearing at the end of its annual report on Form 10-K for the year ended December 31, 2004 and note 3 to Nextel’s condensed consolidated financial statements appearing in its quarterly report on Form 10-Q for the quarter ended March 31, 2005.

Income Tax Benefit (Provision).  Nextel maintains a valuation allowance that includes reserves against certain of its deferred tax asset amounts in instances where it determines that it is more likely than not that a tax benefit will not be realized. Nextel’s valuation allowance has historically included reserves primarily for the tax benefit of net operating loss carryforwards, as well as for capital loss carryforwards, separate return net operating loss carryforwards and the tax benefit of stock option deductions relating to employee compensation. Before June 30, 2004, Nextel had recorded a full reserve against the tax benefits relating to its net operating loss carryforwards because, at that time, Nextel did not have a sufficient history of taxable income to conclude that it was more likely than not that it would be able to realize the tax benefits of the net operating loss carryforwards. Accordingly, Nextel recorded in its income statement only a small provision for income taxes, as its net operating loss carryforwards resulting from losses generated in prior years offset virtually all of the taxes that Nextel would have otherwise incurred.

During 2004, based on Nextel’s cumulative operating results and an assessment of its expected future operations, Nextel concluded that it was more likely than not that it would be able to realize the tax benefits of its net operating loss carryforwards. Therefore, Nextel decreased the valuation allowance attributable to its net operating loss carryforwards by $901 million as a credit to tax expense. Additionally, Nextel decreased the valuation allowance attributable to the tax benefit of stock option deductions related to employee compensation and credited paid-in capital by $389 million. Also during 2004, Nextel determined that it was more likely than not that it would utilize a portion of its capital loss carryforwards before their expiration. Accordingly, Nextel decreased the valuation allowance primarily attributable to capital loss carryforwards by $212 million as a credit to tax expense. Additional information can be found in note 9 to Nextel’s consolidated financial statements appearing at the end of its annual report on Form 10-K for the year ended December 31, 2004.

For the three months ended March 31, 2005, Nextel determined that it was more likely than not that it would utilize a portion of its capital loss carryforwards before their expiration. Accordingly, Nextel decreased the valuation allowance attributable to capital loss carryforwards by $178 million. Additional information can be found in note 4 to Nextel’s condensed consolidated financial statements appearing in its quarterly report on Form 10-Q for the quarter ended March 31, 2005.

Other Income (Expense), Net.  As discussed in note 3 to Nextel’s consolidated financial statements appearing at the end of its annual report on Form 10-K for the year ended December 31, 2004, other income (expense), net in 2003 includes a $184 million gain on Nextel’s sale of common stock of NII Holdings and a $39 million gain related to the redemption of the redeemable preferred stock that Nextel held in Nextel Partners. Other income (expense), net in 2001 includes a $188 million other-than-temporary reduction in the fair value of NII Holdings’ investment in TELUS Mobility, Inc. Other income (expense), net in 2000 includes a $275 million gain realized when NII Holdings exchanged its stock in Clearnet Communications, Inc. for stock in TELUS Mobility as a result of the acquisition of Clearnet by TELUS Mobility.

Summary Unaudited Pro Forma Condensed Combined Financial Data

The following summary unaudited pro forma condensed combined financial information is designed to show how the merger of Sprint and Nextel might have affected historical financial statements if the merger had been completed at an earlier time. The following summary unaudited pro forma condensed combined financial information was prepared based on the historical financial results reported by Sprint and Nextel in their filings with the SEC. The following should be read in connection with “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 183 and the Sprint and Nextel financial statements, which are incorporated by reference into this joint proxy statement/prospectus.

The unaudited pro forma balance sheet assumes that the merger took place on March 31, 2005 and combines Sprint’s March 31, 2005 condensed consolidated balance sheet with Nextel’s March 31, 2005 condensed consolidated balance sheet. The unaudited pro forma statements of operations for the three months ended March 31, 2005 and for the year ended December 31, 2004 give effect to the merger as if it occurred on January 1, 2004.

The summary unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been a single entity during these periods.

	Sprint Nextel Pro Forma
	As of or for the Three Months Ended March 31, 2005	For the Year Ended December 31, 2004
	(in millions, except per share amounts)
Statement of Operations Data:
Net revenue	$10,544	$40,796
Income (loss) from continuing operations	434	(1,207)
Diluted average number of shares of common stock outstanding (1)	2,955.6	2,867.9
Basic average number of shares of common stock outstanding (1)	2,913.6	2,867.9
Diluted and basic income (loss) per share from continuing operations (1)	$0.15	$(0.43)

Balance Sheet Data:
Cash and equivalents	$5,165
Working capital	5,559
Total assets	96,461
Long-term debt and capital lease obligations (net of current portion and including redeemable preferred stock)	24,198
Total stockholders’ equity	50,635

(1)	As the effects of including the incremental shares associated with options, restricted stock units and employees stock purchase plan shares are anti-dilutive for the year ended December 31, 2004, they are not included in the weighted average shares outstanding, and both diluted and basic earnings per share reflect the same calculation.

RISK FACTORS

Risk Factors Relating to Sprint, Nextel and Sprint Nextel

Sprint’s and Nextel’s businesses are and Sprint Nextel’s business will be subject to the risks described below relating to the merger. In addition, Sprint and Nextel are, and they and Sprint Nextel will continue to be, subject to the risks described in Part 1, Item 1 of the annual reports on Form 10-K/A and Form 10-K, as amended, for the year ended December 31, 2004 filed with the SEC by Sprint and Nextel, respectively. If any of the risks described below or in the annual reports incorporated by reference into this joint proxy statement/prospectus actually occurs, the respective businesses, financial results, financial condition or stock prices of Sprint, Nextel or Sprint Nextel could be materially adversely affected. The risks below should be considered along with the other risks described in the annual reports incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 226 for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risk Factors Relating to the Merger

The stock exchange ratio and cash ratio are subject to adjustment and will not be finally determined until after Sprint and Nextel stockholders have voted on the merger, and the value of the aggregate consideration to be received for each share of Nextel common stock may be less than the value of 1.3 shares of Sprint Nextel common stock.

The allocation of Sprint Nextel common stock and cash to be received by Nextel common stockholders in the merger for each share of Nextel common stock held by them will not be finally determined until after the completion of the merger. As a result, the stock exchange ratio and cash ratio will not be known at the time that Sprint and Nextel stockholders vote on the merger and merger-related proposals. At the time of completion of the merger, the stock exchange ratio generally will be adjusted so that Nextel stockholders receive the maximum number of shares of Sprint Nextel capital stock that both does not exceed 49.9% of the total combined voting power of all classes of Sprint Nextel capital stock and permits Sprint and Nextel each to confirm that Section 355(e) of the Internal Revenue Code of 1986, as amended (substituting 49.9% for 50%, as applicable), will not apply to the contemplated spin-off of Sprint’s local telecommunications business. The cash ratio will be adjusted so that the sum of the cash ratio and the stock exchange ratio equals 1.3, subject to the cash limit described below. Factors that could have a significant effect on the stock exchange ratio and cash ratio include the issuance by Sprint or Nextel of additional shares of voting stock before the merger is completed as a result of the exercise of Nextel or Sprint stock options or the conversion of convertible securities of Nextel or Sprint.

Regardless of the adjustments to the stock exchange ratio and the cash ratio described above, the aggregate amount of cash that will be paid by Sprint as consideration in the merger (excluding cash payments for fractional shares) cannot exceed $2.8 billion. If the amount of cash that would be payable after adjusting the stock exchange ratio and the cash ratio exceeds the cash limit, the stock exchange ratio will be adjusted as described above but the per share cash amount will be reduced so that the aggregate amount of cash payable by Sprint does not exceed the cash limit. In that event, the value of the aggregate consideration to be received for each share of Nextel common stock will be less than the value of 1.3 shares of Sprint Nextel common stock. If, however, the aggregate cash amount payable would exceed the cash limit as a result of a change in law or guidance from the IRS or the U.S. Treasury, then no cash will be paid to holders of Nextel common stock, the stock exchange ratio will be fixed at 1.3 and Sprint and Nextel will not be obligated to, and it is anticipated that they would not, pursue the contemplated spin-off.

Because the market price of Sprint’s common stock may fluctuate, the value of Sprint Nextel common stock to be issued in the merger will fluctuate.

The stock exchange ratio will not be adjusted due to any increase or decrease in the price of Sprint or Nextel common stock before completion of the merger. In addition, the cash portion of the merger consideration will be determined by reference to the trading prices of Sprint series 1 common stock over a specified period prior to completion of the merger. The market price of Sprint series 1 common stock will likely be different, and may be lower, on the date Nextel common stockholders receive shares of Sprint Nextel common stock than it was on the date the merger agreement was signed, the date of this joint proxy statement/prospectus and the date of the annual meetings. Changes in the price of Sprint series 1 common stock before completion of the merger will affect the value that Nextel common stockholders will receive in the merger. These variations in the market price of Sprint series 1 common stock may be caused by a variety of factors including changes in the business, operations and prospects of Sprint and Nextel, market reactions to the proposed merger, regulatory considerations, general market and economic conditions and other factors. Neither Sprint nor Nextel is permitted to terminate the merger agreement solely because of changes in the market price of either company’s common stock.

If the merger is completed, the resulting company may not be able to successfully integrate the businesses of Sprint and Nextel and realize the anticipated benefits of the merger.

Realization of the anticipated benefits in the merger will depend on Sprint Nextel’s ability to successfully integrate the businesses and operations of Sprint and Nextel. The resulting company will be required to devote significant management attention and resources to integrating its wireless networks and other wireless technologies, as well as its business practices, operations and support functions. The challenges Sprint Nextel may encounter include the following:

•	integrating Sprint’s and Nextel’s existing wireless networks, which operate on different technology platforms and use different spectrum bands, and developing wireless devices and other products and services that operate seamlessly on both technology platforms;

•	developing and deploying next generation wireless technologies;

•	combining diverse product and service offerings, subscriber plans and sales and marketing approaches;

•	preserving subscriber, supplier and other important relationships and resolving potential conflicts that may arise as a result of the merger;

•	consolidating and integrating duplicative facilities and operations, including back-office systems;

•	addressing differences in business cultures, preserving employee morale and retaining key employees, while maintaining focus on providing consistent, high quality customer service and meeting the operational and financial goals of the resulting company; and

•	adequately addressing business integration issues while also addressing the contemplated spin-off of the local telecommunications business.

The process of integrating Sprint’s and Nextel’s operations could cause an interruption of, or loss of momentum in, the resulting company’s business and financial performance. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or stock price of the resulting company. The integration process may also result in additional and unforeseen expenses. There can be no assurance that the contemplated expense savings and synergies anticipated from the merger will be realized.

Failure to complete the merger could negatively impact the stock prices and the future business and financial results of Sprint and Nextel because of, among other things, the market disruption that would occur as a result of uncertainties relating to a failure to complete the merger.

Although Sprint and Nextel have agreed to use their reasonable best efforts to obtain stockholder approval of the proposals relating to the merger, there is no assurance that these proposals will be approved, and there is no assurance that Sprint and Nextel will receive the necessary regulatory approvals or satisfy the other conditions to the completion of the merger. If the merger is not completed for any reason, Sprint and Nextel will be subject to several risks, including the following:

•	being required to pay the other company a termination fee of $1 billion, which each company is required to do in certain circumstances relating to termination of the merger agreement if a third party initiates a competing acquisition proposal for one of the companies; see “Summary—The Merger—Termination of the Merger” beginning on page 13; and

•	having had the focus of management of each of the companies directed toward the merger and integration planning instead of on each company’s core business and other opportunities that could have been beneficial to the companies.

In addition, each company would not realize any of the expected benefits of having completed the merger.

If the merger is not completed, the price of Sprint and Nextel common stock may decline to the extent that the current market price of that stock reflects a market assumption that the merger will be completed and that the related benefits and synergies will be realized, or as a result of the market’s perceptions that the merger was not consummated due to an adverse change in Sprint’s or Nextel’s business. In addition, Sprint’s business and Nextel’s business may be harmed, and the prices of their stock may decline as a result, to the extent that subscribers, suppliers and others believe that the companies cannot compete in the marketplace as effectively without the merger or otherwise remain uncertain about the companies’ future prospects in the absence of the merger. For example, subscribers may delay or defer purchasing decisions, which could negatively affect the business and results of operations of Sprint and Nextel, regardless of whether the merger is ultimately completed. Similarly, current and prospective employees of Sprint and Nextel may experience uncertainty about their future roles with the resulting company and choose to pursue other opportunities that could adversely affect Sprint or Nextel, as applicable, if the merger is not completed. This may adversely affect the ability of Sprint and Nextel to attract and retain key management, marketing and technical personnel, which could harm the companies’ businesses and results.

In addition, if the merger is not completed and the Sprint or Nextel board of directors determines to seek another merger or business combination, there can be no assurance that a transaction creating stockholder value comparable to the value perceived to be created by the merger will be available to either Sprint or Nextel.

If the merger is not completed, Sprint and Nextel cannot assure their respective stockholders that these risks will not materialize or materially adversely affect the business, financial results, financial condition and stock prices of Sprint or Nextel.

The merger agreement limits Sprint’s and Nextel’s ability to pursue an alternative acquisition proposal to the merger and requires Sprint or Nextel to pay a termination fee of $1 billion if it does.

The merger agreement prohibits Sprint and Nextel from soliciting, initiating, encouraging or facilitating certain alternative acquisition proposals with any third party, subject to exceptions set forth in the merger agreement. See “The Merger Agreement—No Solicitation” beginning on page 90. The merger agreement also provides for the payment by Sprint or Nextel of a termination fee of $1 billion if the merger agreement is terminated in certain circumstances in connection with a third party initiating a competing acquisition proposal for one of the companies. See “Summary—The Merger—Termination of the Merger” beginning on page 13.

If Sprint receives the $1 billion termination fee, it will be obligated to pay $12 million of that amount to Lehman Brothers and $7 million of that amount to Citigroup. If Nextel receives the $1 billion termination fee, it will be obligated to pay its financial advisors, Goldman Sachs, JPMorgan and Lazard, $5 million each, less any transaction fees previously received by each such financial advisor under the terms of its engagement.

These provisions limit Sprint’s and Nextel’s ability to pursue offers from third parties that could result in greater value to Sprint’s or Nextel’s stockholders. The obligation to make the termination fee payment also may discourage a third party from pursuing an alternative acquisition proposal.

The merger is subject to the receipt of consents and approvals from various government entities, which may impose conditions on, jeopardize or delay completion of the merger or reduce the anticipated benefits of the merger.

Completion of the merger is conditioned upon filings with, and the receipt of required consents, orders, approvals or clearances from, various governmental agencies, including the Federal Trade Commission, which we refer to as the FTC, the Antitrust Division of the U.S. Department of Justice, the FCC and state public utility or service commissions and filings with various foreign authorities. Sprint and Nextel have made initial filings with the FTC, the Antitrust Division (which subsequently issued a second request for information) and the FCC; however, the applicable waiting period under U.S. antitrust laws has not yet expired or been terminated and the FCC has not yet approved Sprint’s and Nextel’s change of control applications. All requested state approvals have been received and all required foreign filings have been made.

There is no assurance that all of these required consents, orders, approvals and clearances will be obtained, and if they are obtained, they may not be obtained before Sprint and Nextel stockholders vote on the merger. Moreover, if they are obtained, they may impose conditions on, or require divestitures relating to, the divisions, operations or assets of Sprint or Nextel. These conditions or divestitures may jeopardize or delay completion of the merger or reduce the anticipated benefits of the merger. The merger agreement requires Sprint and Nextel to satisfy any conditions or divestiture requirements imposed upon them unless the conditions or divestitures would reasonably be expected to have a material adverse effect on Sprint or Nextel.

The completion of the contemplated spin-off of the resulting company’s local telecommunications business after the merger cannot be assured, and the specific assets and liabilities of the spun-off company have not yet been determined.

Sprint and Nextel intend to spin off the local telecommunications business as a separate entity to Sprint Nextel’s stockholders after the merger, but the spin-off is not a condition to the completion of the merger. Part of the strategic rationale for the merger is the belief that the contemplated spin-off will provide Sprint Nextel with greater growth opportunities than other major U.S. telecommunications companies whose businesses include a substantial portion of wireline based services. If the contemplated spin-off is not completed, Sprint Nextel may have slower rates of growth than currently expected because the number of local access lines served and switched access minutes used have been declining and are projected to continue to decline in the future. These declines can be attributed in part to industry-wide trends such as increased competition and product substitution that are affecting the local telephone business. Moreover, Sprint Nextel’s strategy of developing its higher growth wireless business may increasingly conflict with the strategy and interests of its local telephone business, particularly as customers are increasingly choosing between wireline and wireless services. Net operating revenues from Sprint’s local telephone business fell from $6,130 million in 2003 to $6,021 million in 2004 and operating income from its local telephone business fell from $1,862 million to $1,766 million over the same period. Sprint has continued to experience declines in revenues and operating income in 2005.

There are significant operational and technical challenges that will need to be addressed in order to successfully separate the assets and operations of the local telecommunications business from the rest of the resulting company. The spin-off will also require the creation of a new publicly traded company with a capital structure appropriate for that company, the creation and staffing of operational and corporate functional groups and the creation of transition services arrangements between the spun-off company and Sprint Nextel. The spin-off may result in additional and unforeseen expenses, and completion of the spin-off cannot be assured. Completion of the spin-off will be conditioned upon, among other things, receipt of required consents and approvals from various federal and state regulatory agencies, including state public utility or service commissions. These consents and approvals, if received, may impose conditions and limitations on the business and operations of the company resulting from the spin-off. These conditions and limitations could jeopardize or delay completion of the spin-off and could reduce the anticipated benefits of the merger and the spin-off.

The assets that will be included in the spin-off have not yet been determined and may be important or valuable to the operations of Sprint Nextel, which could require Sprint Nextel to enter into arrangements with the spun-off company to use those assets or take other measures to replace those assets. In addition, the subsidiary to be spun off is expected to incur substantial indebtedness before the spin-off, the proceeds of which will be distributed to Sprint Nextel in exchange for the assets contributed to the subsidiary to be spun off. The proceeds are expected to be used to repay various obligations of Sprint Nextel following the merger. Because the amount of indebtedness to be incurred by the subsidiary to be spun off has not yet been determined, the proceeds to be received by Sprint Nextel in connection with the spin-off and available to repay Sprint Nextel obligations cannot yet be determined.

The U.S. Treasury and the staff of the Joint Committee on Taxation have suggested certain changes to Section 355 of the Internal Revenue Code of 1986, as amended. It is unclear whether any legislation will be introduced to implement these proposals, and if so, whether any legislation will be enacted. After consultation with their tax advisors, Sprint and Nextel believe that even if legislation is enacted, it is unlikely that it would apply to the contemplated spin-off of the local telecommunications business. However, it is possible that any such legislation could prevent Sprint Nextel from completing the contemplated spin-off on a tax-free basis, in which case the contemplated spin-off would not occur.

Sprint Nextel will not complete the spin-off unless it obtains satisfactory rulings from the IRS addressing certain matters or opinions from Cravath, Swaine & Moore LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding the tax-free qualification of the spin-off. However, at the present time, it is not expected that Sprint Nextel will complete the spin-off in reliance on the opinions of counsel without also receiving certain rulings from the IRS. There can be no assurance that Sprint Nextel will receive such rulings or opinions of counsel. Moreover, if the aggregate amount of cash that would otherwise be payable to the Nextel stockholders in the merger exceeds the cash limit as a result of a change in law or guidance from the IRS or the U.S. Treasury, then Sprint and Nextel will not be obligated to pursue the spin-off.

Sprint and Nextel are, and Sprint Nextel will be, subject to restrictions on acquisitions involving their stock, issuances of their stock and possibly other corporate opportunities in order to enable the contemplated spin-off of the local telecommunications business to qualify for tax-free treatment.

The contemplated spin-off of the local telecommunications business cannot qualify for tax-free treatment to Sprint Nextel if 50% or more (by vote or value) of the stock of either Sprint Nextel or the spun-off entity is acquired or issued as part of a plan or series of related transactions that includes the contemplated spin-off. Because the merger generally will be treated as involving the acquisition of 49.9% of the stock of Sprint Nextel (and the spun-off entity) for purposes of this analysis, from now until the completion of the spin-off, Sprint and Nextel, or Sprint Nextel, as applicable (and for some period thereafter, Sprint Nextel), will be subject to restrictions on certain acquisitions involving stock, stock issuances and possibly other corporate opportunities in order to enable the spin-off to qualify for tax-free treatment. At this time, it is not possible to determine how long these restrictions will apply to Sprint Nextel after completion of the merger. In addition, it is not possible to determine whether these limitations will have a material impact on Sprint, Nextel or, after completion of the merger, Sprint Nextel. See “Contemplated Spin-off of Local Telecommunications Business—Tax Matters Related to the Spin-off” beginning on page 98.

As a result of the merger, the repurchase of a significant portion of Nextel’s outstanding debt may be required and additional funds to finance the repurchase may not be available on terms favorable to Sprint Nextel, if at all.

Nextel has four series of senior serial redeemable notes outstanding, the aggregate principal amount of which was about $4,762 million as of April 29, 2005. As a result of the merger, Sprint Nextel will be required to make an offer to repurchase Nextel’s redeemable notes at a price equal to 101% of the outstanding principal amount, plus accrued and unpaid interest, unless:

•	Sprint Nextel’s long-term debt is rated investment grade by either Standard & Poor’s Rating Services or Moody’s Investor’s Service, Inc. for at least 90 consecutive days from completion of the merger, which may be extended for up to 90 additional days, in accordance with the terms of the applicable indenture; or

•	with respect to three of the series of redeemable notes, the aggregate principal amount of which was about $4,674 million as of April 29, 2005, within 30 days from the completion of the merger both S&P and Moody’s reaffirm or increase the rating of all four series of Nextel’s outstanding redeemable notes and its 5.25% convertible senior notes due 2010.

As of April 29, 2005, Sprint’s long-term debt was rated investment grade (BBB– by S&P and Baa3 by Moody’s), and Nextel’s long-term debt was rated one level below investment grade (BB by S&P and Ba3 by Moody’s). In addition, in the unlikely event that Sprint Nextel common stock represents less than 90% of the consideration received by holders of Nextel common stock, Sprint Nextel will be required to make an offer to purchase Nextel’s 5.25% convertible senior notes due 2010, $607 million in principal amount of which was outstanding at April 29, 2005.

If necessary, Sprint and Nextel expect that Sprint Nextel will finance any required repurchase of notes from the incurrence of additional indebtedness. Neither Sprint nor Nextel can assure you, however, that Sprint Nextel will be able to obtain the financing necessary to repurchase the notes on terms favorable to it, if at all. If Sprint Nextel is unable to obtain necessary financing on favorable terms, the earnings and cash flow of Sprint Nextel could be materially adversely affected. If Sprint Nextel is unable to obtain the necessary financing at all, it would be in default under the related indentures, which would cause defaults under its other financing arrangements.

As a result of the merger, Sprint Nextel may be required to purchase the outstanding shares of Nextel Partners that Nextel does not already own and assume Nextel Partners’ outstanding indebtedness. If we do not purchase the outstanding shares of Nextel Partners, exclusivity provisions will remain in effect that could limit our ability to achieve synergies and fully integrate Sprint’s and Nextel’s operations.

Under the terms of the certificate of incorporation of Nextel Partners, during the 18 month period following completion of the merger, the holders of a majority of the Nextel Partners class A common stock can vote to require Sprint Nextel to purchase all of the Nextel Partners class A shares not held by Nextel for the appraised fair market value of those shares. Nextel owns all of Nextel Partners’ class B common stock and none of its class A common stock. Based on the closing stock market price on May 19, 2005, the aggregate market value of the outstanding Nextel Partners class A shares, which represent approximately 69.8% of the total outstanding shares of Nextel Partners, was approximately $4.42 billion. The appraised fair market value of the Nextel Partners class A shares, as determined in accordance with the Nextel Partners certificate of incorporation, that could be payable by Sprint Nextel could be significantly higher or lower than that amount.

Neither Sprint nor Nextel knows if the stockholders of Nextel Partners will elect to require Sprint Nextel to purchase the Nextel Partners class A shares after the merger. If Sprint Nextel is required to purchase the Nextel Partners class A shares, Sprint Nextel may purchase Nextel Partners’ class A common stock with shares of Sprint Nextel common stock or finance the purchase with proceeds from the issuance of additional indebtedness.

Further, the agreements between Nextel Partners and Nextel contain exclusivity provisions that will remain in place if Sprint Nextel is not required to purchase the Nextel Partners class A shares. Sprint and Nextel believe that the merger will not breach those provisions; however, continued compliance with those provisions may limit Sprint Nextel’s ability to achieve synergies and fully integrate the operations of Sprint and Nextel, which could have a negative impact on Sprint Nextel’s results of operations. Although Sprint Nextel may from time to time engage in discussions with Nextel Partners regarding these matters, neither Sprint nor Nextel can assure you that Sprint Nextel will be able to renegotiate those exclusivity provisions on favorable terms or obtain waivers of those restrictions.

Sprint is subject to exclusivity provisions and other restrictions under its arrangements with the Sprint PCS Affiliates. Continued compliance with those restrictions may limit Sprint Nextel’s ability to achieve synergies and fully integrate the operations of Sprint and Nextel, and Sprint or Sprint Nextel could incur significant costs to resolve issues related to the merger under these arrangements. The manner in which these restrictions will be addressed is not currently known.

Sprint supplements its own wireless network through arrangements with third party network operators, which we refer to as Sprint PCS Affiliates. Sprint PCS Affiliates currently serve approximately 3.2 million subscribers who purchase services under the Sprint brand name that are provided on code division multiple access, or CDMA, networks built and operated at the Sprint PCS Affiliates’ own expense.

All of these arrangements restrict Sprint’s and its affiliates’ ability to own, operate, build or manage wireless communication networks or to sell Sprint’s wireless services within specified geographic areas. Continued compliance with those restrictions may limit Sprint Nextel’s ability to achieve synergies and fully integrate the operations of Sprint and Nextel, which could have a negative impact on Sprint Nextel’s results of operations.

Three of the Sprint PCS Affiliates have arrangements that do not expressly define the network covered by the exclusivity agreements and as a result these Sprint PCS Affiliates might contend that Sprint Nextel would be in breach of these provisions upon completion of the merger.

In case of a material breach of any of these arrangements that is not cured within a specified cure period, the affected Sprint PCS Affiliate can pursue the following mutually exclusive remedies: (1) the sale to Sprint of the Sprint PCS Affiliate’s operating assets at 80% or 88% (depending on the Sprint PCS Affiliate) of the appraised fair market value of the Sprint PCS Affiliate’s wireless business in the affected territory, (2) for certain Sprint PCS Affiliates, the purchase from Sprint of certain spectrum rights in its territory at a price equal to the greater of (a) Sprint’s original spectrum costs plus microwave relocation costs and (b) 9% of the appraised fair market value of the Sprint PCS Affiliate’s wireless business in the affected territory, or (3) pursuing against Sprint a claim for damages or other appropriate relief. If it is determined that a material breach has occurred, and the affected Sprint PCS Affiliate elects to pursue either of the remedies described in (1) or (2) above, the Sprint PCS Affiliate’s wireless business in the affected territory will be appraised at the fair market value using the appraisal process prescribed in the arrangement between Sprint and the affected Sprint PCS Affiliate. The prescribed appraisal process is complex and will involve numerous judgments by the appraisers. On May 19, 2005, the aggregate market value of the common stock of the publicly traded Sprint PCS Affiliates, whose networks cover approximately 89% of the total population covered by Sprint PCS Affiliates’ networks, was approximately $4.3 billion. Given the prescribed adjustments and other factors that are required components of the appraisal process, however, the public equity value of the publicly traded Sprint PCS Affiliates does not correlate directly to the appraised fair market value of those Affiliates’ wireless businesses and may not be indicative of the value of the non-publicly traded Sprint PCS Affiliates. Accordingly, the appraised value of the Sprint PCS Affiliates’ wireless business in the affected territories may differ significantly from values of the Sprint PCS Affiliates derived from public equity values. Although Sprint may from time to time engage in discussions with Sprint PCS Affiliates regarding these matters, there is no assurance that these arrangements can be renegotiated with them on favorable terms or that waivers of the restrictions under those arrangements can be obtained. The outcome of any possible claims, and the associated costs that could be incurred by Sprint or Sprint Nextel, cannot currently be determined but could represent a significant cost.

Some of the directors and executive officers of Sprint and Nextel have interests in the merger that are different from Sprint and Nextel stockholders.

When considering the recommendation of the Sprint board of directors with respect to the merger proposals, Sprint stockholders should be aware that some directors and executive officers of Sprint have interests in the merger that are different from, or are in addition to, the interests of the stockholders of Sprint. These interests include their designation as Sprint Nextel directors or executive officers, the fact that the completion of the transaction results in the acceleration of vesting of equity-based awards held by outside directors who do not continue on the Sprint Nextel board of directors after the merger and acceleration of vesting of equity awards held by executive officers upon termination in specified circumstances, and payments to executive officers under a retention program adopted by Sprint in connection with the merger.

When considering the recommendation of the Nextel board of directors with respect to the merger proposals, Nextel stockholders should be aware that some directors and executive officers of Nextel have interests in the merger that are different from, or are in addition to, the interests of the stockholders of Nextel. These interests include their designation as Sprint Nextel directors or executive officers and the fact that the completion of the transaction results in (1) the acceleration of vesting of options for outside directors and, upon termination, in specified circumstances, for executive officers, (2) continuing exercisability of options by directors who become Sprint Nextel directors, (3) the accelerated vesting of deferred shares that were awarded under certain employment agreements for executive officers, (4) the potential payments of severance upon termination in specified circumstances, and (5) retention and other payments pursuant to existing plans, agreements and arrangements to which all executive officers are entitled.

Stockholders should consider these interests in conjunction with the recommendation of the directors of Sprint and Nextel of approval of the proposals related to the merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this joint proxy statement/prospectus and in the documents that are incorporated by reference into this joint proxy statement/prospectus. These forward-looking statements relate to Sprint’s or Nextel’s outlook or expectations for earnings, revenues, expenses, asset quality or other future financial or business performance, strategies or expectations, or the impact of legal, regulatory or supervisory matters on Sprint’s or Nextel’s business, results of operations or financial condition. Specifically, forward looking statements may include:

•	statements relating to the benefits of the merger, including anticipated synergies and cost savings estimated to result from the merger;

•	statements relating to future business prospects, revenue, income and financial condition of Sprint, Nextel and the resulting company;

•	statements relating to revenues, number of subscribers and points of distribution of the resulting company after the merger; and

•	statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These statements reflect Sprint’s and Nextel’s management’s judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. With respect to these forward-looking statements, each of Sprint’s and Nextel’s management has made assumptions regarding, among other things, subscriber and network usage, subscriber growth and retention, pricing, operating costs and the economic environment.

Future performance cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors that could cause Sprint’s, Nextel’s and the resulting company’s actual results to differ include:

•	expected cost savings from the merger may not be fully realized within the expected time frames or at all;

•	revenues following the merger may be lower than expected;

•	the effects of vigorous competition in the markets in which Sprint and Nextel operate;

•	the costs and business risks associated with providing new services and entering new markets;

•	an adverse change in the ratings afforded to Sprint’s or Nextel’s debt securities by rating agencies or a lower rating afforded to Sprint Nextel’s debt securities;

•	the effects of other mergers and consolidations in the telecommunications industry and unexpected announcements or developments from others in the telecommunications industry;

•	the uncertainties related to Sprint’s or Nextel’s investments in networks, systems, and other businesses;

•	the impact of new, emerging and competing technologies on Sprint’s and Nextel’s business;

•	the availability and cost of acquiring additional spectrum;

•	the timely development and availability of new handsets with expanded applications and features;

•	the possibility of one or more of the markets in which Sprint and Nextel compete being impacted by changes in political or other factors such as monetary policy, legal and regulatory changes or other external factors over which they have no control;

•	the possibility that Sprint Nextel will not effect the spin-off of the local telecommunications business; and

•	other risks referenced from time to time in Sprint’s and Nextel’s filings with the SEC and those factors listed in this joint proxy statement/prospectus under “Risk Factors” beginning on page 26.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus, or in the case of a document incorporated by reference, as of the date of that document. Except as required by law, neither Sprint nor Nextel undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Sprint and Nextel. See “Where You Can Find More Information” beginning on page 226 for a list of the documents incorporated by reference into this joint proxy statement/prospectus.

THE MERGER

The following is a discussion of the merger and the material terms of the merger agreement between Sprint and Nextel. You are urged to read carefully the merger agreement in its entirety, a composite copy of which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. You are also urged to read the opinions of Sprint’s and Nextel’s financial advisors, which are attached as Annexes B through F to this joint proxy statement/prospectus and are incorporated by reference herein.

Background of the Merger

In pursuing their strategies for enhancing stockholder value, each of Sprint and Nextel has regularly considered opportunities for business combinations, joint ventures and other strategic and commercial relationships involving the two companies and third parties. From time to time, representatives of Sprint and Nextel have had discussions regarding possible business arrangements, including joint network building or network sharing arrangements and other possible operations-focused transactions. The most recent of these discussions occurred intermittently in the period from June 2003 through April 2004, but did not result in any transaction. A mutual nondisclosure agreement was executed on June 24, 2003 in order to facilitate preliminary discussions of whether the parties were interested in exploring the possibility of a potential business combination. The Sprint board of directors was updated on the status of these discussions at its regularly scheduled August 12, 2003 meeting, and it determined not to pursue the preliminary discussions further at that time. The companies thereafter terminated the discussions.

Throughout the period from June 2003 to October 2004, each of Sprint and Nextel also considered from time to time possible transactions with third parties, including acquisitions of assets or businesses, joint ventures and business combination transactions, and senior management from each company had informal discussions with their counterparts at other telecommunications companies. However, these discussions did not advance beyond preliminary stages in respect of transactions that would have precluded the merger, except that Nextel did conduct extensive due diligence investigations and participate in the process initiated in late 2003 that led to the execution of an agreement for the sale of AT&T Wireless Services, Inc. to Cingular Wireless LLC in early 2004. In addition, Sprint’s management explored the possibility of a spin off of the local telecommunications business independent of a merger with Nextel or any other third party and updated the Sprint board of directors from time to time on these considerations.

In connection with the AT&T Wireless process and more generally, Nextel’s senior management and board of directors held a series of discussions in late 2003 and early 2004 concerning pending and expected consolidation in the wireless industry, the potential benefits of scale and synergy benefits that could be generated in a substantial merger of wireless carriers. During these deliberations, management informed the Nextel board that management believed that Sprint was the most attractive potential merger partner in the wireless communications industry. After extensive consideration, Nextel determined not to submit a definitive proposal for the acquisition of AT&T Wireless, and instead to seek to initiate discussions regarding a possible business combination with Sprint.

In the week of February 8, 2004, Timothy M. Donahue, Nextel’s President and CEO, contacted Len J. Lauer, Sprint’s President and Chief Operating Officer, to determine whether there was a possibility that Sprint would be interested in discussing a potential business combination. Mr. Lauer advised Mr. Donahue that Sprint was not interested in pursuing exploratory discussions at that time. Despite Mr. Lauer’s response, Nextel continued to study the possible business combination, including with its financial and legal advisors, who together with Nextel’s senior management conducted extensive analyses of Sprint based on public information.

On March 19, following the expiration of restrictions on the ability of Gary D. Forsee, Sprint’s Chairman and CEO, to discuss certain potential business combinations arising from his prior employment arrangements, Mr. Donahue and Mr. Forsee discussed potential opportunities for cooperation between the two companies.

Thereafter, Messrs. Forsee and Donahue had a series of discussions regarding possible strategic opportunities and operations-based transactions that could be pursued in an effort to capitalize on each company’s respective strengths. At a meeting on April 6 in Reston, Virginia, Messrs. Forsee and Donahue agreed to have further exploratory discussions to consider the possible benefits and risks associated with a business combination and to arrange a meeting of their respective senior financial officers to discuss preliminarily the principal concepts for a potential business combination. From the onset of their discussions in March 2004 and during the discussions over the ensuing seven-month period, Messrs. Forsee and Donahue and other senior executives of the two companies expressed the view that there were strategic benefits, including the opportunity for revenue and cost-sharing synergies, from a combination of the two companies that were believed to be greater than those available in any alternative transaction. For this reason and because the transaction under consideration was being approached as a merger, rather than a sale by one company to the other, the parties did not engage in any meaningful discussions regarding alternative transactions during this period.

On April 29, Robert J. Dellinger, Sprint’s Executive Vice President and Chief Financial Officer, and Gene M. Betts, Sprint’s Senior Vice President and Treasurer, met with Paul N. Saleh, Nextel’s Executive Vice President and Chief Financial Officer, Marc R. Montagner, Nextel’s Senior Vice President, Business Development, and Michael Kalten, Nextel’s Senior Director, Business Development, at Nextel’s offices in Reston, Virginia. At the meeting, the parties exchanged high-level information concerning the two companies and Nextel presented several concepts for potential business combination transactions with Sprint.

On May 26, Messrs. Forsee, Lauer and Dellinger met with Messrs. Donahue and Saleh, Thomas N. Kelly, Jr., Nextel’s Executive Vice President and Chief Operating Officer, and Barry West, Nextel’s Executive Vice President and Chief Technology Officer, in Reston, Virginia to review the matters discussed at the April 29 meeting and further explore a potential business combination, as well as to begin to plan a due diligence process.

On May 27, Nextel management updated the Nextel board of directors on the status of the discussions with Sprint and the Nextel board authorized management to continue to explore a potential business combination with Sprint.

Mr. Forsee provided an update regarding the discussions with Nextel at a June 7 meeting of the Sprint board of directors. After discussing the potential benefits of the potential business combination with Sprint’s management and advisors, the Sprint board authorized Sprint management to proceed with the discussions.

In late June 2004, representatives of Nextel communicated to Sprint’s representatives Nextel’s intention to defer any significant discussions regarding a potential business combination. Discussions at that time had been of a general nature and the parties had advanced different concepts as to relative valuation. Specific exchange ratios were not advanced and negotiated in a meaningful way at this point and there appeared to be substantial differences in views as to relative valuation and structure. Because it did not appear to Nextel that agreement on the key terms of a transaction could be reached in the near future, Nextel determined that it should suspend further merger discussions in order to focus its efforts on securing a decision by the FCC in the proceeding relating to the elimination of interference in the 800 MHz band that would incorporate the key terms of the plan proposed by Nextel and others providing for the reallocation of spectrum rights in the 800 MHz band and an exchange of certain of Nextel’s spectrum holdings for new spectrum rights in the 1.9 GHz band, commonly known in the wireless industry as the “consensus plan.” On June 30, Mr. Forsee informed the Sprint board of directors of the suspension of the discussions with Nextel.

On July 8, the FCC approved an order addressing the 800 MHz interference issues that provided, among other things, for an exchange of spectrum rights under a framework that was consistent with the approach used in the consensus plan proposed by Nextel and others. Messrs. Forsee and Donahue resumed discussions in late July and early August concerning the terms of a potential business combination and diligence matters, and Mr. Forsee provided a further update regarding the discussions at a meeting of the Sprint board of directors on August 10.

On August 11, Messrs. Dellinger and Betts met with Messrs. Saleh and Montagner and Gary D. Begeman, Nextel’s Vice President and Deputy General Counsel, to further discuss a potential business combination. Also present at the meeting were representatives of each of Lehman Brothers and Citigroup, financial advisors to Sprint, and Goldman Sachs and Lazard, financial advisors to Nextel. JPMorgan, financial advisor to Nextel, was not in attendance at the meeting. At the meeting, the parties exchanged additional information regarding key transaction topics, including, among other things, the spectrum reallocation, the potential dividend policy of the resulting company, the possible spin-off of the resulting company’s local telecommunications business and related issues of valuation and capital structure, including the amount of any cash component of the merger consideration. Also on August 11, Mr. Lauer spoke with Mr. Kelly to further discuss operational aspects of the potential business combination. Representatives of Sprint and Nextel discussed tax matters relating to the potential transaction on August 15, and all of the financial advisors of each of Sprint and Nextel met in New York on August 16 to discuss certain financial issues relating to the companies and a potential business combination.

On August 26, Messrs. Forsee and Donahue met to discuss the potential business combination and concluded that further discussion ought to be suspended in light of the failure to make progress in the recent discussions on various terms of a potential business combination, including the economic terms of the transaction, the structure of the transaction, the composition of senior management of the resulting company and the location of its headquarters. The discussions leading up to the August 2004 decision to suspend the negotiations remained at a high conceptual level. At the time of that decision, there was a substantial gap in the parties’ respective positions with respect to valuation, with Sprint’s representatives expressing the general view that Sprint should be valued substantially higher than Nextel, in part because of the companies’ relative sizes when Sprint’s local telecommunications business was included, and with respect to the roles and responsibilities of Sprint and Nextel senior executives in the resulting company.

After Messrs. Forsee and Donahue decided to defer further discussions following their August 26 meeting, neither party had meaningful discussions regarding an alternative transaction with a third party. Both parties shared the belief that a merger of the two companies would be attractive if mutually acceptable terms could be negotiated. Mr. Forsee discussed the potential business combination with Sprint’s board of directors on September 9 and again on October 9. Nextel’s senior management reviewed the status of discussions with the Nextel board of directors on September 15.

On October 9, 2004, Sprint’s senior management and board of directors also reviewed and discussed the pending and expected consolidation in the telecommunications industry and the potential benefits of scale and synergy benefits that could be generated in a significant merger of telecommunications companies.

On November 9, Mr. Forsee and Irvine O. Hockaday, Jr., Sprint’s Lead Independent Director, had dinner with Mr. Donahue and William E. Conway, Jr., Chairman of the Nextel board of directors, and discussed the potential business combination and determined to resume discussions. Nextel senior management discussed the matter with the Nextel board on November 11. From November 17 through late November, Messrs. Forsee and Donahue had a number of discussions concerning the financial terms of the potential business combination and key governance issues. In these discussions and in other discussions between representatives of the parties in late November 2004, it was agreed that ongoing discussions would proceed on a set of basic principles for the economic framework and other terms of the merger. Chief among them was that the basic exchange ratio would be 1.3 Sprint shares for each Nextel share, but that an equalizing cash payment would be required to assure that Sprint stockholders received 50.1% of the resulting company’s capital stock so that the resulting company’s local telecommunications business could be spun off tax-free and that, while the parties expected the spin-off to be completed, it would not be completed until after the merger largely due to the expected timing of receipt of required regulatory approvals for the spin-off. Therefore, the contemplated spin-off was not made a condition to the merger. In addition, the parties agreed that the resulting company’s senior management would be selected, to the extent reasonably practicable, equally from both companies, that the resulting company’s board of directors would have equal representation, and co-lead directors, from each company’s board and the resulting company’s executive headquarters would be in Reston, Virginia, where Nextel is headquartered, with its operational headquarters in Overland Park, Kansas, where Sprint is headquartered. In particular, the parties agreed in concept that Mr. Donahue would serve as Chairman of the resulting company, Mr. Forsee would be its CEO, Mr. Lauer would be its chief operating officer and Mr. Saleh would be its chief financial officer. In addition, Nextel indicated its agreement that the CDMA EV-DO network would be the technology of choice for the resulting company. There was no single meeting at which these and other issues were definitively resolved; rather, these issues and other merger-related issues (such as the resulting company’s name, how the merger would be structured and where the resulting company would be incorporated) were resolved in a series of substantially continuous discussions and negotiations in November and early December.

Mr. Forsee updated the Sprint board of directors on the status of the discussions on November 14 and again on November 23, and the Sprint board authorized management to continue to pursue the discussions. Mr. Donahue and Nextel’s senior management reviewed the status of discussions with the Nextel board on November 22. On November 24, representatives of each of Sprint and Nextel and the respective financial advisors to Sprint and Nextel held an organizational meeting to discuss the process for due diligence and negotiation of a definitive agreement. The Nextel board received an update on the status of discussions on November 26.

On November 28, Nextel’s legal advisors, Jones Day and Paul, Weiss, Rifkind, Wharton & Garrison LLP, provided Sprint’s outside legal advisors, Cravath, Swaine & Moore LLP and King & Spalding LLP, with a draft merger agreement. Beginning on November 29 and continuing through December 2, representatives of Sprint and Nextel and their respective legal and financial advisors attended management presentations and conducted due diligence relating to Sprint’s and Nextel’s respective businesses and reviewed possible synergies of the possible transaction in Washington, D.C. On December 3, Mr. Betts, Steve Nielsen, Sprint’s Senior Vice President-Finance, Charles R. Wunsch, Sprint’s Vice President Law-Corporate Transactions and representatives of Sprint’s financial advisors met with Messrs. Saleh, Montagner and Begeman and representatives of Nextel’s financial advisors in New York to negotiate certain of the key transaction points, including whether the equalizing cash payment to Nextel stockholders designed to permit tax-free treatment of the contemplated spin-off would be fixed or would float with stock market prices and the general parameters for the resulting company’s contemplated spin-off of its local telecommunications business, and to review a number of key due diligence matters. Also on that day, Nextel’s management reviewed the possible transaction and status of discussions with the Nextel board of directors.

On December 5, the Sprint board of directors reviewed the possible business combination. Senior members of Sprint management and Sprint’s financial and outside legal advisors made presentations to the Sprint board regarding Nextel’s business, the current state and expected development of the wireless telecommunications industry, the strategic rationale for the possible merger, other strategic alternatives and the possible structure, terms and conditions of the merger. Outside legal advisors also reviewed certain legal matters, including a detailed review of the terms of the merger agreement and the structure of the potential spin-off of the resulting company’s local telecommunications business. Following these presentations and discussions, the Sprint board authorized management to continue to pursue the possible merger.

During the week of December 6 through December 12, representatives of Sprint and Nextel and their respective outside legal advisors held meetings in New York to discuss the draft merger agreement and various other legal, regulatory and tax-related issues, including the potential spin-off of the local telecommunications business. In addition, representatives of Sprint and Nextel and their financial advisors held further due diligence meetings to discuss and review Sprint’s and Nextel’s businesses and to review updated synergy analyses. In these discussions, representatives of the parties ultimately agreed on the broad parameters relating to the financial characteristics of the resulting company’s local telecommunications business if it were to be spun off (discussed in “Contemplated Spin-Off of Local Telecommunications Business” on page 97 of this joint proxy statement/prospectus), as well as the specific terms of the merger agreement, such as the covenants relating to pursuit of an alternative transaction, the termination rights and the $1.0 billion break-up fee, which were generally determined by what the parties’ believed to be customary practice for transactions of this type.

On December 12, the Nextel board of directors reviewed the possible merger. At the meeting, the Nextel board received an extensive presentation from Nextel’s senior management regarding the terms of the possible transaction, Sprint’s and Nextel’s respective standalone prospects, the strategic rationale and potential benefits of a merger and potential synergies that could be realized in a merger and the results of Nextel’s and its independent registered public accounting firm’s due diligence reviews relating to Sprint. A representative of Jones Day reviewed the directors’ fiduciary obligations in considering a transaction of this type and the status of discussions relating to the merger agreement. A representative of Paul, Weiss, Rifkind, Wharton & Garrison LLP also reviewed various issues, including tax issues and approvals required in a possible merger. Representatives of Goldman Sachs, JPMorgan and Lazard reviewed in detail such firms’ financial analyses of the possible merger. Finally, Nextel’s legal advisors reviewed the various aspects of the possible transaction in which Nextel officers or directors might be said to have interests that were separate from or in addition to the interests of Nextel stockholders generally, which matters are described under “—Interests of Sprint and Nextel Directors and Executive Officers in the Merger” beginning on page 65.

On December 13 and continuing on December 14, the Sprint board of directors reviewed the terms and conditions of the possible merger. At the meeting, the Sprint board received detailed presentations from members of management with respect to, among other things, the strategic rationale for the possible merger, valuation analyses, the potential spin-off of the local telecommunications business and an analysis of possible synergies. The Sprint Audit Committee also received a comprehensive due diligence report from Sprint’s accounting advisors. Representatives of Lehman Brothers and Citigroup reviewed their financial analyses of the proposed merger. Sprint’s outside legal advisors then reviewed certain legal matters, including a further detailed review of the terms of the merger agreement and a discussion of the Sprint board’s fiduciary duties and other aspects of applicable law.

On December 14, the Sprint and Nextel management teams, together with their advisors, met to negotiate and finalize the terms and conditions of the merger. The most significant unresolved issue at that time was the potential size of the equalizing cash payment to Nextel stockholders and how it would be determined. Nextel initially proposed that there should be no limit on the aggregate size of the cash payment, but ultimately agreed to a maximum of $2.8 billion in response to Sprint’s concerns that, while the resulting company was expected to have very substantial financial resources, the failure to cap the potential payment might be viewed negatively by the resulting company’s creditors and investors. Nextel’s agreement to be subject to the $2.8 billion cap was based on the benefits of the overall transaction and on a review of the then outstanding common stock, options and derivative securities of the two companies and the likelihood that the cap would not be reached.

During this period, representatives of the parties also discussed possible changes in the employment contracts between Sprint and Mr. Forsee and Nextel and Mr. Donahue to reflect their anticipated roles with Sprint Nextel. On December 14, the parties concluded that substantial changes should be deferred so that they could be independently reviewed by the companies’ compensation committees. On December 15, Mr. Donahue did agree to waive for six months after the merger his right to terminate employment and receive change-of-control severance benefits by reason of the fact that he would not be CEO of the resulting company and Mr. Forsee agreed, among other things, that the merger would not constitute a change of control under his employment agreement and that the fact that he would not be Chairman of the Sprint Nextel board and would perform services at the Reston, Virginia location would not entitle him to terminate employment and receive severance benefits. See “—Interests of Sprint and Nextel Directors and Executive Officers in the Merger—Interests of Nextel Directors and Executive Officers in the Merger” on page 70 and “—Interests of Sprint and Nextel Directors and Executive Officers in the Merger—Interests of Sprint Directors and Executive Officers in the Merger” on page 67 for a discussion of these December 15 agreements.

In the evening of December 14, the Sprint board of directors reviewed the final terms and conditions of the merger and the merger agreement with Sprint management and its outside legal and financial advisors. At the meeting, the Sprint board received the oral opinion of each of Lehman Brothers and Citigroup (each subsequently confirmed in writing) that, as of December 15, 2004 and based upon and subject to the factors and assumptions set forth in their written opinions, the merger consideration to be paid by Sprint to the holders of Nextel class A and class B common stock in the merger was fair, from a financial point of view, to Sprint. See “—Opinions of Financial Advisors to the Sprint Board of Directors” beginning on page 47. Following further discussion, the Sprint board unanimously determined that the merger was in the best interests of Sprint and its stockholders, approved the merger and the merger agreement, adopted the amended and restated articles of incorporation and resolved to declare their advisability and recommend that Sprint stockholders vote to adopt them and approve the issuance of Sprint stock in the merger.

During the evening of December 14, the Nextel board of directors also reviewed the final terms of the merger agreement. Representatives of each of Nextel’s legal and financial advisors participated in the meeting. Representatives of Nextel’s senior management reviewed the terms of the merger agreement with the Nextel board and recommended that the Nextel board approve the merger. The Nextel board received the oral opinions of each of Goldman Sachs, JPMorgan and Lazard (each subsequently confirmed in writing) that, as of December 15, 2004, the merger consideration to be paid to holders of Nextel class A common stock in the merger, as stated in the merger agreement without taking into account any adjustments to the stock and cash allocation or limitation on total cash, was fair, from a financial point of view, to such holders. See “—Opinions of Financial Advisors to the Nextel Board of Directors” beginning on page 56. Following further discussion, the Nextel board, among other things, unanimously approved the merger agreement, declared the merger advisable and in the best interests of Nextel and its stockholders and resolved to recommend that Nextel stockholders vote to adopt the merger agreement.

The merger agreement was signed by the parties early in the morning of December 15, and, before the commencement of trading on the NYSE and Nasdaq, Sprint and Nextel issued a joint press release announcing the execution of the merger agreement.

While the parties’ discussions were predicated on a merger of equals as a guiding principle, the two companies’ share prices fluctuated during their negotiations. For example, the reporting closing sales price for Sprint common stock on November 9, the date representatives of Sprint and Nextel met and determined to resume discussions regarding a business combination, was $21.99 per share; the closing sales price for Nextel Class A Common Stock that day was $27.78. The implied exchange ratio based on these prices was 1.26:1. The reported closing sales price for Sprint common stock on December 8, the last trading day before news reports of the proposed merger, was $22.50 per share; the closing sales price for Nextel class A common stock that day way $27.97 per share. The implied exchange ratio based on these prices was 1.24:1. Finally, the reported closing sales price for Sprint common stock on December 14, the day before the merger agreement was signed, was $25.10 per share; the closing sales price for Nextel class A common stock that day was $29.99 per share. The implied exchange ratio based on these prices was 1.19:1. See “—Opinions of Financial Advisors to the Sprint Board of Directors—Financial Analyses of Sprint’s Financial Advisors—Historical Stock Trading Analysis” and “—Opinions of Financial Advisors to the Nextel Board of Directors—Financial Analyses of Nextel’s Financial Advisors—Historical Stock Trading Analysis” beginning on pages 53 and 60, respectively.

During the week of May 16, 2005, the boards of directors of each of Sprint and Nextel unanimously approved the First Amendment to the Agreement and Plan of Merger, which was signed on May 20, 2005. The First Amendment was entered into primarily in order to reflect recent changes to the terms of the outstanding Nextel preferred stock and a recent agreement with the holder of the outstanding shares of Nextel class B common stock, to refine the manner of adjusting the allocation of stock and cash consideration in the merger and to refine the manner of designating the board of directors of the local telecommunications business that is expected to be spun off from Sprint Nextel following the merger, including by increasing the size of the Sprint Nextel board from 12 to 14 directors and designating two individuals who are expected to serve on the board of directors of the spun-off entity to serve on the Sprint Nextel board until the time of the spin-off.

Strategic and Financial Rationale

In the course of their discussions, both Sprint and Nextel recognized that there were substantial potential strategic and financial benefits of the proposed merger. This section summarizes the principal potential strategies and financial benefits that the parties expect to realize in the merger. For a discussion of various factors that could prohibit or limit the parties from realizing some or all of these benefits, see “Risk Factors” beginning on page 26, “—Sprint Board of Directors’ Recommendation” beginning on page 43 and “—Nextel Board of Directors’ Recommendation” beginning on page 44.

Each of Sprint and Nextel believes that the merger will provide its stockholders an opportunity to realize superior long-term returns by creating one of the premier telecommunications companies in the United States. Sprint Nextel will be the third largest wireless telecommunications carrier in the United States based on the number of wireless units in service. Sprint Nextel will also continue to own Sprint’s global Internet Protocol, or IP, voice and data networks that use advanced fiber optic technology to provide enterprise subscribers with services such as voice over Internet Protocol, or VoIP, IP virtual private network, or VPN, Sprint multiprotocol label switching virtual private network, or MPLS VPN, Internet access and global IP. This combination of network assets will enable Sprint Nextel to offer consumer, business and government subscribers a wide array of broadband wireless and integrated communications services. Sprint and Nextel each believes that the merger will enhance stockholder value through, among other things, enabling Sprint Nextel to capitalize on the following strategic advantages:

•	Complementary Strengths. The merger will combine Nextel’s strength in business and government wireless services with Sprint’s position in consumer wireless and advanced wireless and other data services, including services supported by Sprint’s global IP voice and data networks. The companies believe that a merger of Sprint and Nextel will combine complementary assets, skills and strengths that will result in a balanced subscriber mix.

•	Technology Opportunities. Sprint Nextel will have an extensive network and spectrum assets that the companies believe will provide competitive advantages unavailable to either company on a standalone basis. Sprint and Nextel intend to develop and deploy new technologies and equipment that will allow the resulting company to combine Nextel’s differentiated services, including its push-to-talk service, with the advanced data and other services expected to be available on Sprint’s CDMA EV-DO network, giving Sprint Nextel’s subscribers access to the broad array of wireless services offered by each company today. Economies of scale from Sprint Nextel’s combined spectrum holdings will accelerate Sprint Nextel’s research and development of a new wireless interactive multimedia network and related services. The companies expect that these combined capabilities will make Sprint Nextel a key partner for content providers, systems integrators and mobile virtual network operators and will enable the resulting company to offer unique and differentiated consumer services and customized enterprise applications and integrated solutions for businesses.

•	Increased Size and Scale. Based on year-end subscriber figures, Sprint Nextel will have a combined subscriber base of more than 34 million direct wireless subscribers on its networks, as well as an additional 8.5 million subscribers served through Sprint PCS Affiliates and Nextel Partners. Sprint Nextel would also have over 20,000 points of distribution. As a result, Sprint Nextel will have size and scale comparable to that of its two largest wireless telecommunications competitors.

•	Strategic Positioning. The companies believe that Sprint Nextel will be strategically well positioned in the fastest growing areas of the telecommunications industry, such as mobile data services, where Sprint is a leading innovator in technology, and push-to-talk, where Nextel is the industry leader. Using its extensive wireless network assets and its global IP voice and “wireline” networks, the resulting company will also be positioned to provide differentiated communications solutions and services, including through integrated applications for business and government subscribers and new broadband wireless services for consumers. Finally, upon completion of the contemplated spin-off of Sprint Nextel’s local telecommunications business after the merger, Sprint Nextel will be the largest wireless telecommunications company in the United States that is not affiliated with a local telecommunications business. As a result, the companies believe that Sprint Nextel will have greater opportunity for growth than any of the other major U.S. telecommunications companies whose businesses include a substantial portion of local wireline based services.

•

Increased Financial Flexibility.    The companies believe that, because of increased size and economies of scale, Sprint Nextel will have greater financial flexibility to fill product gaps, expand the coverage and capacity of its networks, respond to competitive pressures and implement future transactions necessary to remain competitive. The resulting company’s increased size, economies of scale and total capabilities are also expected to enable it to improve the cost structure for its products and services, enhancing its ability to compete profitably.

The companies believe that Sprint Nextel can be run more efficiently than either company could operate on its own and will benefit substantially from capital investment, cost and revenue and subscriber synergies. The companies estimate the net after tax present value of these synergies at approximately $12 billion, net of integration costs estimated at $800 million, derived from four principal areas:

•	$4.8 billion of reduced capital expenditures, primarily arising out of:

•	elimination of the need to construct Nextel’s planned broadband data network, by expanding and enhancing the CDMA EV-DO network deployment Sprint already has initiated;

•	increased efficiency in introduction of Nextel’s high-performance push-to-talk features on the CDMA network and development of push-to-talk interoperability between CDMA and iDEN networks;

•	reduced construction costs through collocation of CDMA cell sites in Nextel cell sites;

•	expected volume discounts and benefits of increased purchasing capacity available to Sprint Nextel expected to result from its increased size and scale;

•	reduction in network capital expense expected to result from building a wireless interactive multimedia network;

•	reduction in office space, real estate and facilities; and

•	consolidation of back-office functions.

•	$3.0 billion of reduced network operating expenses, primarily arising out of:

•	efficiently enhancing network coverage and capacity by sharing cell sites;

•	reducing employee and related costs associated with maintaining duplicative network technology, engineering, deployment and maintenance functions; and

•	migrating Nextel backhaul and other telecommunications traffic to Sprint’s long-haul infrastructure.

•	$4.4 billion in reduced selling, general and administrative expenses, primarily arising out of:

•	consolidating and optimizing subscriber care, billing, information technology and financial system platforms and rationalizing non-network real estate requirements for Sprint Nextel;

•	using Sprint Nextel’s increased scale to reduce costs and obtain improved terms for its outsourcing arrangements;

•	obtaining larger volume discounts for equipment, warehousing facilities and procedures, and product distribution; and

•	reducing combined sales and marketing costs and general and administrative costs.

•	$700 million in revenue and subscriber synergies, primarily arising out of:

•	the opportunity to market Sprint’s long-distance wireline product portfolio to Nextel’s subscriber base; and

•	the accelerated deployment of new features and services through additional CDMA coverage, capacity and quality enhancements.

The foregoing estimates were developed by the senior managements of the two companies during their due diligence reviews. The expected terms for realizing potential sources of synergies and cost savings vary because of the variety of sources within each category, such that some are estimated to affect results of operations in the short term and others over the long term. In making these estimates, the companies used a 39% all-in income tax rate and applied an 11% discount rate.

The actual synergistic benefits from the merger and costs of integration could be different from the foregoing estimates and these differences could be material. Accordingly, there can be no assurance that any of the potential benefits described above or included in the factors considered by the Sprint board of directors described under “—Sprint Board of Directors’ Recommendation” beginning on page 43 or the Nextel board of directors described under “—Nextel Board of Directors’ Recommendation” beginning on page 44 will be realized. See “Risk Factors—Risks Factors Relating to the Merger” and “Cautionary Statement Regarding Forward-looking Statements” beginning on pages 26 and 33, respectively.

Sprint Board of Directors’ Recommendation

At a meeting on December 14, 2004, the Sprint board of directors unanimously (1) determined that the merger and the merger agreement are advisable and in the best interests of Sprint and its stockholders, (2) approved the merger and the merger agreement and approved and declared the advisability of the amendments to the Sprint articles of incorporation and the Sprint Nextel amended and restated articles of incorporation and (3) determined to recommend that the holders of Sprint common stock and Sprint preferred stock vote for the increase in the authorized number of shares of Sprint series 1 common stock, for the adoption of the Sprint Nextel amended and restated articles of incorporation and for the issuance of shares of Sprint capital stock in the merger.

In connection with the foregoing actions, the Sprint board of directors consulted with Sprint’s management team, as well as Sprint’s financial advisors and outside legal counsel, and considered the following material factors in addition to the specific reasons described above under “—Strategic and Financial Rationale” beginning on page 40:

•	current industry, economic and market conditions and trends, including the likelihood of continuing consolidation and increased competition in the telecommunications industry and the expected corresponding decrease in the number of suitable strategic merger partners for Sprint;

•	the ability of the resulting company to compete more effectively than Sprint on a standalone basis against other major telecommunications companies because of the increased size and financial strength of the resulting company;

•	Nextel’s favorable financial profile, including its positive earnings and cash flow and industry-leading average revenue per user, together with the strength of the resulting company’s anticipated asset mix, wireless subscriber base and position in high-growth areas and the significant synergies expected from reductions in capital expenditures and network operating costs, improved subscriber retention and reduced overhead and administrative costs;

•	the absence of a superior alternative to the merger; after considering the various strategic options available to Sprint, including acquiring or combining with other companies, engaging in new joint ventures or strategic alliances or continuing to pursue a standalone strategy, and the conclusion by the Sprint board of directors that a transaction with Nextel would likely yield the greatest strategic benefits among the available alternatives;

•	the financial analyses and presentations of Lehman Brothers and Citigroup, and their written opinions that, as of December 15, 2004 and based upon and subject to the factors and assumptions set forth in those opinions, the merger consideration to be paid by Sprint to the holders of Nextel class A and class B common stock in the merger was fair, from a financial point of view, to Sprint;

•	the judgment, advice and analyses of Sprint’s senior management, including their favorable recommendation of the merger based, in part, on their consideration of current conditions and trends in the telecommunications industry and their evaluation of the alternative strategic options available to Sprint;

•	the strong management team of the resulting company that will be drawn from the best managers from both Sprint and Nextel and the cultural fit and organizational structure of both companies;

•	the potential for Sprint Nextel to spin off Sprint’s local telecommunications business following the merger, on a tax-free basis for U.S. federal income tax purposes, which will allow Sprint Nextel to focus on its higher growth wireless business, particularly in light of the resulting company’s anticipated expanded wireless base;

•	the ability to complete the merger as a reorganization for U.S. federal income tax purposes;

•	the presentations by representatives of Willkie Farr & Gallagher LLP and Cravath, Swaine & Moore LLP to the Sprint board of directors and the discussions the representatives had with Sprint’s senior management regarding the likelihood that the regulatory approvals required to consummate the merger would be obtained without the imposition of conditions that would materially impair the benefits expected from the merger;

•	the presentations by and discussions with Sprint’s senior management and representatives of Cravath, Swaine & Moore LLP and King & Spalding LLP indicating that the terms and conditions contained in the merger agreement are customary for transactions similar to the merger;

•	the Sprint board of directors being able, subject to the terms and conditions of the merger agreement, to consider potentially superior third party acquisition proposals;

•	the termination fee being, as a percentage of the value of the merger, of a typical magnitude as those in similar transactions, which the Sprint board of directors believes will not prohibit bona fide alternative superior proposals;

•	six members of the current Sprint board of directors remaining as directors of Sprint Nextel, as described under “—Interests of Sprint and Nextel Directors and Executive Officers in the Merger” beginning on page 65;

•	Sprint Nextel’s operational headquarters being located in Overland Park, Kansas, while its executive headquarters will be in Reston, Virginia;

•	the possibility that the merger may not be completed due to the risks associated with obtaining necessary approvals and the satisfaction of other conditions, even if the Sprint and Nextel stockholders approve the merger;

•	the risk that the synergies and benefits sought in the merger may not be fully achieved;

•	the reduction in dividends following completion of the merger and before completion of the contemplated spin-off and the anticipated cessation of dividends by Sprint Nextel following completion of the spin-off; and

•	the interests that executive officers and directors of Sprint may have with respect to the merger in addition to their interests as stockholders of Sprint generally. See “—Interests of the Sprint and Nextel Directors and Executive Officers in the Merger—Interests of Sprint Directors and Executive Officers in the Merger” beginning on page 67.

In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Sprint board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors.

In addition, the Sprint board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather the Sprint board of directors conducted an overall analysis of the factors described above, including discussions with Sprint’s management team and outside legal, financial and accounting advisors. In considering the factors described above, individual members of the Sprint board of directors may have given different weight to different factors.

Nextel Board of Directors’ Recommendation

Nextel’s board of directors unanimously determined that the merger is advisable and in the best interests of Nextel and its stockholders and approved the merger agreement and the merger. The Nextel board recommends that Nextel stockholders vote for adoption of the merger agreement.

The Nextel board of directors’ decision to approve the merger agreement and the merger rather than continue to pursue a standalone strategy was based on five fundamental premises, in addition to the specific reasons described above under “—Strategic and Financial Rationale” beginning on page 40;

•	additional substantial consolidation in the wireless business is highly likely;

•	Nextel’s ability to compete successfully in the market for wireless telecommunications services, and specifically to compete with the largest wireless carriers, would be substantially enhanced over the long term by materially increasing the company’s scale and financial resources;

•	Sprint is the most attractive merger candidate for Nextel in terms of spectrum position, technological compatibility and financial and other factors, including relative size, the complementary nature of the two companies’ subscriber bases, prospects for growth (which would be further enhanced by the completion of the spin-off of Sprint’s local telecommunications business) and management compatibility;

•	a merger with Sprint would have the potential to produce very substantial cost synergy gains primarily resulting from anticipated reduced network operating expenses, lower selling, general and administrative costs, reduced capital expenditures, improved subscriber retention and increased cross selling opportunities; and

•	the financial terms of the merger were fair and the other terms were reasonable.

As discussed more specifically below, the considerations favoring pursuit of a business combination rather than a standalone strategy were analyzed in the context of potentially adverse consequences of the Sprint merger, particularly the difficulty involved in integrating two large organizations and the risk that expected synergies would not be realized.

In addition to these factors, the Nextel board of directors consulted with management and the financial and legal advisors of Nextel, and considered the following specific factors as generally supporting its decision to approve the merger agreement and the merger:

•	historical and prospective information concerning Nextel’s and Sprint’s respective businesses, results of operations, financial condition and prospects, which the Nextel board determined, based in part on input and advice from Nextel senior management and its financial advisors, supported the overall merger-of-equals approach taken and the specific financial terms ultimately negotiated;

•	the board’s belief that Sprint Nextel will have a strong senior management team, because it was expected to be drawn primarily from the best managers in each company based on the merger-of-equals approach;

•	the expected financial strength of Sprint Nextel after giving effect to cash payments and other payments required or contemplated in the transaction, such as the equalizing cash payment to Nextel stockholders, the contemplated spin-off of the local exchange business, debt repurchases and realignments that may be required in connection with the merger or spin-off, the potential obligation to purchase the remaining shares of Nextel Partners (as discussed in “Summary—The Merger—Material Events Following Completion of the Merger” on page 12 and the costs of the transactions;

•	the board’s understanding of economic and industry conditions relating to the telecommunications industry, including Nextel’s prospects on a standalone basis, which the Nextel board believed were generally favorable but involved a greater risk of unfavorable developments in a standalone scenario than would be presented if it pursued the merger;

•	the termination, no-shop and break-up fee provisions of the merger agreement, which the Nextel board determined, based in part on advice from Nextel’s legal advisors, were generally typical for a transaction of the magnitude of the merger and would not unduly inhibit alternative acquisition proposals (although they may have an effect on them as discussed in “Summary—The Merger—Termination of the Merger” on page 13);

•	the financial analyses and presentations of Goldman Sachs, JPMorgan and Lazard, Nextel’s financial advisors, and their opinions that the merger consideration to be paid to Nextel class A common stockholders, as stated in the merger agreement without taking into account any adjustments to the stock and cash allocation or limitation on total cash, is fair from a financial point of view to such holders;

•	the ability to complete the merger as a reorganization for U.S. federal income tax purposes, which supported the merger in that the transaction would not be taxable to the companies and the stock consideration to be received would not be taxable to Nextel’s stockholders; and

•	the likelihood that the merger will be completed on a timely basis and without burdensome conditions, which was an assumption on which the financial and synergy analyses were based and was believed by the Nextel board to be reasonable based in part on advice from Nextel’s senior management and legal advisors.

The Nextel board of directors also considered the following potential adverse consequences to Nextel, its stockholders and the resulting company:

•	the challenges of integrating the network assets, operations, senior management and workforces of two large companies and risks of diverting the attention of management from other strategic initiatives while focusing on completion of the merger and post-closing integration;

•	the risk that anticipated synergies and cost savings will not be achieved;

•	the possibility that the two companies’ businesses would be adversely affected during the period from signing the merger agreement until integration is substantially implemented by workforce anxiety, competitive pressures and the disruption inherent in combining two large businesses;

•	the timing of receipt of federal and state regulatory approvals for both the merger and the contemplated spin-off of Sprint’s local telecommunications business, and the possibility that delays in obtaining regulatory approvals for the merger could delay the closing;

•	the provisions of the merger agreement designed to adjust the relative amounts of equity and cash consideration to be received by the Nextel common stockholders in order to enable the contemplated spin-off to qualify as tax-free (by adjusting the relative amounts of equity and cash consideration to be received by the Nextel stockholders);

•	the risk that the $2.8 billion cash limit on the merger consideration could result in Nextel common stockholders receiving value in the merger that is less than the value of 1.3 Sprint Nextel shares per Nextel common share. See “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 81; and

•	the interests of Nextel executive officers and directors with respect to the merger that are different from, or in addition to, their interests as Nextel stockholders as discussed under “—Interests of Sprint and Nextel Directors and Executive Officers in the Merger—Interests of Nextel Directors and Executive Officers in the Merger” beginning on page 70.

The Nextel board of directors determined that the potential negative factors were substantially outweighed by the potential benefits of the merger.

This discussion of the information and factors considered by the Nextel board of directors is not intended to be exhaustive but includes the material factors considered by the Nextel board. In reaching its decision to approve the merger and approve and recommend adoption of the merger agreement, the Nextel board did not attribute any relative or specific weight to the various factors that it considered in reaching its determination that the terms of the merger are in the best interests of Nextel and its stockholders. Rather, the Nextel board viewed its recommendation as being based on the totality of the information presented to, and factors considered by, it. Individual members of the Nextel board may have given different weight to different information and factors in making their decisions.

Opinions of Financial Advisors to the Sprint Board of Directors

Descriptions of the fairness opinions of Sprint’s financial advisors in connection with the merger, Lehman Brothers and Citigroup, are set forth below. These descriptions are qualified in their entirety by reference to the full text of the opinions included as Annexes B and C, respectively, to this joint proxy statement/prospectus. You may read the opinions for a discussion of the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken by Lehman Brothers and Citigroup in rendering their respective opinions.

Opinion of Lehman Brothers

Lehman Brothers rendered its opinion to Sprint’s board of directors that, as of December 15, 2004 and based upon and subject to the factors and assumptions set forth in the opinion, from a financial point of view the merger consideration of (1) 1.28 shares of Sprint Nextel series 1 common stock and an amount in cash equal to 0.02 times the average closing price of Sprint series 1 common stock on the NYSE during the 20 trading days ending on the date of completion of the merger to be paid by Sprint in the merger to holders of Nextel class A common stock for each share they own and (2) 1.28 shares of Sprint Nextel non-voting common stock and an amount in cash equal to 0.02 times the average closing price of Sprint series 1 common stock on the NYSE during the 20 trading days ending on the date of completion of the merger to be paid by Sprint in the merger to holders of Nextel class B common stock for each share they own, in each case as adjusted as provided in the merger agreement, is fair to Sprint.

The full text of the written opinion of Lehman Brothers, dated December 15, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. Lehman Brothers provided its opinion for the use and benefit of the board of directors of Sprint in connection with its consideration of the merger. Lehman Brothers’ opinion is not intended to be and does not constitute a recommendation to any stockholder as to how that stockholder should vote or act with respect to the proposed merger or any other matter described in this joint proxy statement/prospectus. Lehman Brothers was not requested to opine as to, and its opinion does not in any manner address, Sprint’s underlying business decision to proceed with or effect the merger. This summary of Lehman Brothers’ opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

In connection with its opinion, Lehman Brothers reviewed and analyzed:

•	the specific terms of the merger and the merger agreement;

•	publicly available information concerning Sprint and the Sprint PCS Affiliates that Lehman Brothers believed to be relevant to its analysis, including the annual reports on Form 10-K for the fiscal year ended December 31, 2003 and the quarterly reports on Form 10-Q for the quarterly period ended September 30, 2004 for Sprint and certain of the Sprint PCS Affiliates;

•	publicly available information concerning Nextel and Nextel Partners that Lehman Brothers believed to be relevant to its analysis, including the annual reports on Form 10-K for the fiscal year ended December 31, 2003 and the quarterly reports on Form 10-Q for the quarterly period ended September 30, 2004 for Nextel and Nextel Partners;

•	financial and operating information with respect to the business, operations and prospects of Sprint, Nextel and their respective affiliates furnished to Lehman Brothers by Sprint and Nextel, respectively, including projections of the future financial performance of Sprint and Nextel;

•	the trading histories of Sprint series 1 common stock and Nextel class A common stock from April 23, 2004 to December 14, 2004 (the last trading day before Lehman Brothers delivered its written opinion) and a comparison of those trading histories with each other and with those of other companies that Lehman Brothers deemed relevant;

•	a comparison of the historical financial results and present financial condition of Sprint and Nextel with each other and with those of other companies that Lehman Brothers deemed relevant;

•	a comparison of the financial terms of the merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant;

•	the potential pro forma impact of the merger on Sprint Nextel, including cost savings and operating synergies (which we refer to below as the estimated synergies) that the respective managements of Sprint and Nextel expect to result from a combination of the businesses of Sprint and Nextel;

•	the relative contributions of Sprint and Nextel to the current and future financial performance of the resulting company on a pro forma basis;

•	third party research analysts’ quarterly and annual earnings estimates and recommendations for Sprint and Nextel; and

•	the terms of certain existing agreements between Sprint and the Sprint PCS Affiliates, and Nextel and Nextel Partners, and the potential impact on the future financial performance of Sprint Nextel of the potential transactions with the Sprint PCS Affiliates and Nextel Partners contemplated by such agreements.

In addition, Lehman Brothers had discussions with the managements of Sprint and Nextel and their representatives and advisors concerning their and their respective affiliates’ businesses, operations, assets, financial conditions and prospects. Lehman Brothers also undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of that information. Lehman Brothers further relied upon the assurances of the managements of Sprint and Nextel that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the projections of Sprint and Nextel, upon the advice of Sprint, Lehman Brothers assumed that the projections had been reasonably prepared on a basis reflecting the best current estimates and judgments of Sprint and Nextel as to the future financial performance of Sprint and Nextel, respectively, and, at Sprint’s direction, Lehman Brothers relied upon the projections in performing its analysis. Upon the advice of Sprint, Lehman Brothers also assumed that the amounts and timing of the estimated synergies were reasonable and the estimated synergies will be realized substantially in accordance with such estimates. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Sprint or Nextel and did not make or obtain any evaluations or appraisals of the assets or liabilities of Sprint or Nextel. Lehman Brothers assumed, with Sprint’s consent, that the merger will be treated as a tax-free reorganization for federal income tax purposes. Lehman Brothers’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the opinion.

Lehman Brothers was not requested to opine as to, and its opinion does not in any manner address, the contemplated spin-off, including the underlying business decision to proceed with or effect the contemplated spin-off.

Lehman Brothers acted as financial advisor to Sprint in connection with the merger. Lehman Brothers received a fee of $4 million in connection with the delivery of its opinion and will receive an additional fee of $25 million upon the completion of the merger. In addition, Sprint has agreed, subject to certain limitations, to reimburse Lehman Brothers for its reasonable expenses, including attorneys’ fees and disbursements. Sprint has also agreed to indemnify Lehman Brothers and related persons for certain liabilities that may arise out of the rendering of its opinion, including certain liabilities under the federal securities laws. Lehman Brothers in the past has provided, and is currently providing, services to Sprint, certain of the Sprint PCS Affiliates and Nextel unrelated to the merger, for which services Lehman Brothers has received and expects to receive compensation, including, without limitation, having acted as:

•	exclusive financial advisor to Sprint’s board of directors and capital stock committee on the recombination of its FON and PCS tracking stocks in April 2004;

•	lender with respect to the bank financing (aggregate principal amount $1.0 billion) of Sprint in June 2004;

•	lender with respect to the bank financing (aggregate principal amount $1.0 billion) of Sprint in June 2003;

•	execution agent for Sprint on the $200 million interest rate swap in August 2003;

•	broker/dealer with respect to Sprint Capital’s open market repurchases of outstanding bonds in 2003;

•	lender under credit facilities, manager with respect to bond and equity offerings and dealer manager with respect to a tender of certain bonds of Sprint affiliates; and

•	co-manager with respect to the offerings by Nextel of $1 billion of its 7.375% Senior Serial Redeemable Notes due 2015 in July 2003 and $500 million of its 6.875% Senior Serial Redeemable Notes due 2013 in October 2003.

Lehman Brothers received an aggregate of approximately $16 million from Sprint and $600,000 from Nextel in the past two years in relation to these services. In the ordinary course of its business, Lehman Brothers actively trades in the debt and equity securities of Sprint, Nextel, Nextel Partners and certain of the Sprint PCS Affiliates for Lehman Brothers’ own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Sprint selected Lehman Brothers as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger.

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. The financial analyses described below were conducted by Lehman Brothers in connection with its opinion. Lehman Brothers believes that the analyses and factors described below must be considered as a whole and that selecting portions of such analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of its analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion. In arriving at its fairness determination, Lehman Brothers considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Lehman Brothers made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

No limitations were imposed by Sprint on the scope of Lehman Brothers’ investigation or the procedures to be followed by Lehman Brothers in rendering its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Sprint and Nextel. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. The analyses do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Sprint, Nextel, Lehman Brothers, their respective affiliates or any other person assumes responsibility if future results are materially different from those forecasted.

As described above, Lehman Brothers’ opinion to Sprint’s board of directors was one of many factors taken into consideration by Sprint’s board of directors in making its determination to approve the merger, the merger agreement, the amendments to the Sprint articles of incorporation, the Sprint Nextel amended and restated articles of incorporation and the issuance of shares of Sprint capital stock in the merger.

Set forth below under “—Financial Analyses of Sprint’s Financial Advisors” is a summary of the material financial analyses used by Lehman Brothers in connection with providing its opinion to the board of directors of Sprint. Such summary does not purport to be a complete description of the analyses performed by Lehman Brothers in connection with its opinion and is qualified in its entirety by reference to the written opinion of Lehman Brothers attached as Annex B.

Opinion of Citigroup

Citigroup rendered its opinion to Sprint’s board of directors that, as of December 15, 2004 and based upon and subject to the factors and assumptions set forth in the opinion, the merger consideration of (1) 1.28 shares of Sprint Nextel series 1 common stock and an amount in cash equal to 0.02 times the average closing price of Sprint series 1 common stock on the NYSE during the 20 trading days ending on the date of completion of the merger to be paid by Sprint in the merger to holders of Nextel class A common stock for each share they own and (2) 1.28 shares of Sprint Nextel non-voting common stock and an amount in cash equal to 0.02 times the average closing price of Sprint series 1 common stock on the NYSE during the 20 trading days ending on the date of completion of the merger to be paid by Sprint in the merger to holders of Nextel class B common stock for each share they own, in each case as adjusted as provided in the merger agreement, is fair, from a financial point of view, to Sprint.

The full text of the written opinion of Citigroup, dated December 15, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Citigroup provided its advisory services and opinion for the information of the board of directors of Sprint in its evaluation of the merger. Citigroup’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to how that stockholder should vote or act with respect to the proposed merger or any other matter described in this joint proxy statement/prospectus. Citigroup was not requested to consider, and its opinion does not address, the relative merits of the merger compared to any alternative business strategies that might exist for Sprint or the effect of any other transaction in which Sprint might engage. This summary of Citigroup’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Citigroup:

•	reviewed the merger agreement;

•	held discussions with certain senior officers, directors and other representatives and advisors of Sprint and certain senior officers and other representatives and advisors of Nextel concerning the businesses, operations and prospects of Sprint, the Sprint PCS Affiliates, Nextel and Nextel Partners;

•	examined certain publicly available business and financial information relating to Sprint, the Sprint PCS Affiliates, Nextel and Nextel Partners as well as certain financial forecasts and other information and data relating to Sprint and Nextel which were provided to or otherwise reviewed by or discussed with Citigroup by the respective managements of Sprint and Nextel, including information relating to the potential strategic implications and operational benefits anticipated by the managements of Sprint and Nextel to result from the merger;

•	reviewed the terms of certain existing agreements between Sprint and the Sprint PCS Affiliates and Nextel and Nextel Partners;

•	reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things, current and historical market prices and trading volumes of Sprint series 1 common stock and Nextel class A common stock, the historical and projected earnings and other operating data of Sprint and Nextel and the capitalization and financial condition of Sprint and Nextel;

•

considered, to the extent publicly available, the financial terms of certain other transactions effected which Citigroup considered relevant in evaluating the merger and analyzed certain financial, stock

•	market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of Sprint, the Sprint PCS Affiliates, Nextel and Nextel Partners;

•	evaluated certain pro forma financial effects of the merger on Sprint; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it. With respect to financial forecasts and other information and data relating to Sprint and Nextel provided to or otherwise reviewed by or discussed with Citigroup, Citigroup was advised by the respective managements of Sprint and Nextel that those forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Sprint and Nextel as to the future financial performance of Sprint and Nextel, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the merger and the other matters covered thereby.

Citigroup was not requested to opine as to, and its opinion does not in any manner address, the contemplated spin-off, including the underlying business decision to proceed with or effect the contemplated spin-off.

Citigroup assumed, with Sprint’s consent, that the merger will be completed in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Sprint or the contemplated benefits of the merger. Citigroup also assumed, with Sprint’s consent, that the merger will be treated as a tax-free reorganization for federal income tax purposes. Citigroup did not express any opinion as to what the value of Sprint Nextel series 1 common stock or Sprint Nextel non-voting common stock actually will be when issued pursuant to the merger or the price at which Sprint Nextel series 1 common stock or Sprint Nextel non-voting common stock will trade at any time. Citigroup neither made nor was it provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Sprint, the Sprint PCS Affiliates, Nextel or Nextel Partners. In addition, Citigroup did not make any physical inspection of the properties or assets of Sprint, the Sprint PCS Affiliates, Nextel or Nextel Partners.

Citigroup was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of all or a part of Sprint, nor was it requested to consider, and its opinion does not address, the relative merits of the merger as compared to any alternative business strategies that might exist for Sprint or the effect of any other transaction in which Sprint might engage. Citigroup’s opinion was necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of the opinion.

Citigroup acted as financial advisor to Sprint in connection with the merger. Citigroup received a fee of $2 million for its services and will receive an additional fee of $15 million upon the completion of the merger. In addition, Sprint has agreed, subject to certain limitations, to reimburse Citigroup for its reasonable expenses, including attorneys’ fees and disbursements. Sprint has also agreed to indemnify Citigroup and related persons for certain liabilities that may arise out of the rendering of its opinion, including certain liabilities under the federal securities laws.

Citigroup and its affiliates in the past have provided, and are currently providing, services to Sprint, certain of the Sprint PCS Affiliates, Nextel and Nextel Partners unrelated to the merger, for which services Citigroup and such affiliates have received and expect to receive compensation, including, without limitation, having acted as:

•	financial advisor to Sprint on the sale of its publishing business to R.H. Donnelley Corporation in January 2003;

•	lender and joint lead arranger with respect to the bank financing (aggregate principal amount $1.0 billion) of Sprint in June 2004;

•	lead arranger in two current securitization facilities totaling $1.2 billion for Sprint;

•	co-advisor to Sprint in connection with Sprint’s February 2005 agreement, which was entered into subsequent to the rendering of Citigroup’s opinion, to lease certain of its wireless communications towers to Global Signal Inc. for approximately $1.2 billion in cash at the time of closing, with Sprint’s commitment to sublease space on a substantial portion of those towers for a minimum of ten years;

•	lender under credit facilities of certain of the Sprint PCS Affiliates and lead manager on bond offerings for certain of the Sprint PCS Affiliates;

•	co-manager with respect to the offerings by Nextel of $500 million of its 6.875% senior serial redeemable notes due 2013 in October 2003 and $500 million of its 5.95% senior serial redeemable notes due 2014 in March 2004; and

•	lender and joint lead arranger with respect to the bank financing (aggregate principal amount $6.2 billion) of Nextel in July 2004.

Citigroup and its affiliates received for these services an aggregate of approximately $18 million in 2003 and 2004 from Sprint and its affiliates and an aggregate of approximately $2 million in 2003 and 2004 from Nextel and its affiliates.

In the ordinary course of its business, Citigroup and its affiliates may actively trade or hold the securities of Sprint and AirGate PCS, Inc., Alamosa Holdings, Inc., UbiquiTel Inc., US Unwired Inc., Horizon PCS, Inc. and iPCS Wireless, Inc. (which are the publicly traded Sprint PCS Affiliates) and Nextel and Nextel Partners for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Sprint, the Sprint PCS Affiliates, Nextel and Nextel Partners.

Citigroup is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Sprint selected Citigroup as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger.

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. The financial analyses described below were conducted by Citigroup in connection with its opinion. Citigroup believes that the analyses and factors described below must be considered as a whole and that selecting portions of such analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of its analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion. In arriving at its fairness determination, Citigroup considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Citigroup made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

No limitations were imposed by Sprint on the scope of Citigroup’s investigation or the procedures to be followed by Citigroup in rendering its opinion. In its analyses, Citigroup made numerous assumptions with respect to industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Sprint and Nextel. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. The analyses do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Sprint, Nextel, Citigroup, their respective affiliates or any other person assumes responsibility if future results are materially different from those forecast.

As described above, Citigroup’s opinion to Sprint’s board of directors was one of many factors taken into consideration by Sprint’s board of directors in making its determination to approve the merger, the merger agreement, the amendments to the Sprint articles of incorporation, the Sprint Nextel amended and restated articles of incorporation and the issuance of Sprint capital stock in the merger.

Set forth below under “—Financial Analyses of Sprint’s Financial Advisors” is a summary of the material financial analyses used by Citigroup in connection with providing its opinion to the board of directors of Sprint. Such summary does not purport to be a complete description of the analyses performed by Citigroup in connection with its opinion and is qualified in its entirety by reference to the written opinion of Citigroup attached as Annex C.

Financial Analyses of Sprint’s Financial Advisors

A description of the material financial analyses of Lehman Brothers and Citigroup performed in connection with the preparation of their respective fairness opinions is set forth below. The following summary does not, however, purport to be a complete description of all the financial analyses performed by Lehman Brothers and Citigroup in connection with their respective fairness opinions. For purposes of determining ranges of illustrative implied exchange ratios of Nextel common stock to Sprint common stock, Lehman Brothers and Citigroup primarily used the historical stock trading, discounted cash flow and equity research analyses described below. In arriving at their respective opinions, Lehman Brothers and Citigroup also reviewed certain financial information for Sprint and Nextel and compared it to corresponding financial information, ratios and multiples for the other and certain other publicly traded companies and reviewed certain information relating to certain selected transactions involving a merger of equals. As described below, Lehman Brothers and Citigroup did not use the selected companies analysis and merger of equals historical comparison for purposes of determining ranges of illustrative implied exchange ratios of Nextel common stock to Sprint common stock.

The order of the analyses described does not represent relative importance or weight given to those analyses by Lehman Brothers and Citigroup. Some of the summaries of the financial analyses include information presented in tabular format. In order to more fully understand the financial analyses used by Lehman Brothers and Citigroup, the tables must be read together with the full text of each summary. The tables alone are not a complete description of Lehman Brothers’ and Citigroup’s financial analyses. To the extent the following quantitative information reflects market data, except as otherwise indicated, Lehman Brothers and Citigroup based this information on market data existing on or before December 8, 2004, the last trading day before detailed news reports of the proposed merger. Accordingly, this information does not necessarily reflect current or future market conditions.

Historical Stock Trading Analysis. Lehman Brothers and Citigroup compared the historical trading prices for Sprint series 1 common stock and Nextel class A common stock during the period from April 23, 2004 (the date of the recombination of Sprint’s PCS common stock and FON common stock) to December 10, 2004 in order to calculate the historical illustrative implied exchange ratios based on such trading prices and the illustrative implied percentage ownership of Sprint stockholders in the resulting company based on such illustrative implied exchange ratios. The implied exchange ratio provides a measure of the relative value of shares of Sprint common stock to shares of Nextel common stock by showing the number of shares of Sprint common stock having a value equal to one share of Nextel common stock. In the case of this historical stock trading analysis, the implied exchange ratio is based on the relative market valuations of the Sprint and Nextel shares as of a particular date or for a particular period. The historical implied exchange ratios based on the trading prices of Sprint and Nextel common stock are calculated by dividing the trading price for one share of Nextel common stock by the trading price for one share of Sprint common stock for the dates or for the periods indicated. The implied percentage ownership of Sprint stockholders in the resulting company for any given implied exchange ratio is the percentage of the resulting company that Sprint stockholders would hold if all of the shares of Nextel common stock were exchanged into shares of the resulting company at that implied exchange ratio. The implied ownership percentage of Sprint stockholders was calculated based on the fully diluted shares outstanding of each of Nextel and Sprint on December 8, 2004, except the implied ownership percentage on December 10, 2004 which was calculated using the fully diluted shares outstanding on December 10, 2004. The following table summarizes the results of this analysis:

	Illustrative Implied Exchange Ratio	Illustrative Implied Ownership Percentage of Sprint Stockholders
December 10, 2004	1.23	51%
December 8, 2004	1.24	51
10 trading day average	1.26	51
30 trading day average	1.25	51
60 trading day average	1.23	51
90 trading day average	1.22	52
120 trading day average	1.26	51
Average since April 23, 2004	1.29	50
High since April 23, 2004	1.55	45
Low since April 23, 2004	1.13	53

The purpose of this historical stock trading analysis is to provide illustrative exchange ratios, or a measure of the relative market values of Nextel common stock to Sprint common stock, and illustrative ownership percentages of Sprint stockholders in the resulting company based on the relative trading prices of, and the market’s assessment of the relative values of, Sprint and Nextel shares on the recent dates and for the recent periods specified.

Discounted Cash Flow Analysis. Lehman Brothers and Citigroup performed a discounted cash flow analysis of Sprint based on Sprint’s management’s projections for the years 2004 through 2014. Based on this analysis, Lehman Brothers and Citigroup derived a range of illustrative implied values per share of Sprint common stock of approximately $21.00 to $27.00.

Lehman Brothers and Citigroup also performed a discounted cash flow analysis of Nextel based on Nextel’s management’s projections for the years 2004 through 2007 and based on Sprint’s management’s projections for the years 2008 through 2014. Based on this analysis, Lehman Brothers and Citigroup derived a range of illustrative implied values per share of Nextel common stock of approximately $28.00 to $36.00.

In order to determine illustrative implied exchange ratios based on such illustrative implied values per share, Lehman Brothers and Citigroup compared the low ends of the range of illustrative implied values per share for Sprint and Nextel to each other and the high ends of the range of illustrative implied values per share for Sprint and Nextel to each other, in both instances deriving an illustrative implied exchange ratio of 1.33 shares of Sprint common stock to one share of Nextel common stock. This illustrative implied exchange ratio represents a measure of the relative value of a share of Nextel common stock to a share of Sprint common stock based on the present values of Sprint and Nextel shares, which present values are derived from the discounted cash flow analyses of each of Sprint and Nextel based on the respective projections of each companies’ management.

Equity Research Analysis. Lehman Brothers and Citigroup reviewed the price targets for Sprint series 1 common stock and Nextel class A common stock as published by Wall Street equity research analysts on various dates between October 17, 2004 and November 30, 2004. For each of the Wall Street equity research analysts,

Lehman Brothers and Citigroup calculated the implied exchange ratio of Nextel common stock to Sprint common stock based on the price targets published by such analyst. This analysis indicated the following:

Research Analyst	Sprint Price Target	Nextel Price Target	Illustrative Implied Exchange Ratio
Bear Stearns & Co. Inc.	$26.00	$30.00	1.15
Banc of America Securities LLC	25.00	25.00	1.00
Citigroup Global Markets Inc.	22.00	28.00	1.27
Credit Suisse First Boston LLC	22.00	26.00	1.18
Deutsche Bank Securities Inc.	22.00	25.00	1.14
Lehman Brothers Inc.	22.00	35.00	1.59
Morgan Stanley & Co. Incorporated	17.00	21.00	1.24
UBS Securities LLC	27.00	36.00	1.33
Mean	—	—	1.24

The purpose of this equity research analysis is to provide illustrative exchange ratios, or a measure of the relative values of Nextel common stock to Sprint common stock, based on Wall Street equity research analysts’ published views of the values of a share of Sprint or Nextel common stock, or their published price targets, prior to announcement of the merger.

Mergers of Equals Historical Comparison. Lehman Brothers and Citigroup reviewed certain information relating to certain selected transactions that involved a merger of equals in which the combined market capitalization of the parties exceeded $10 billion and that were announced after January 1, 1998. For each of the selected transactions, Lehman Brothers and Citigroup calculated the percentage premium per share received by the target’s stockholders to the closing price per share of the target’s common stock on the day before the announcement of the transaction. The purpose of this analysis was to confirm that a historical precedent existed for the payment of a small premium to the market price of the shares of one of the parties in a merger of equals between parties with a large combined market capitalization. Lehman Brothers and Citigroup did not consider any of the transactions in the mergers of equals historical comparison to be comparable to the merger because such transactions were either in an industry that was too different from the industry of Sprint and Nextel or occurred on a date too far in the past such that a meaningful comparison to the merger could not be made. As a result, Lehman Brothers and Citigroup limited their use of this analysis to confirming the existence of precedents for the payment of a small premium with respect to the shares of one of the parties in a merger of equals and did not use this comparison for purposes of determining illustrative implied exchange ratios of Nextel common stock to Sprint common stock.

Selected Companies Analysis. Lehman Brothers and Citigroup reviewed certain financial information for Sprint (both including and excluding its incumbent local exchange carrier business) and Nextel and compared it to corresponding financial information, ratios and multiples for the other and certain other publicly traded companies. Lehman Brothers and Citigroup considered the selected publicly traded companies to be relevant on the basis that they are the most closely comparable wireless companies to Sprint and Nextel based on the nature of their businesses and the industries in which they compete. Based on information provided by Sprint’s and Nextel’s management and information obtained from SEC filings and research estimates, Lehman Brothers and Citigroup calculated for Sprint, Nextel and the other publicly traded companies enterprise value (which is equal to the market value of common equity on a fully diluted basis plus the book value of debt plus minority interests less cash and unconsolidated investments) as a multiple of estimated calendar year 2005 earnings before interest, taxes and depreciation and amortization (commonly referred to as EBITDA), estimated calendar years 2004 through 2007 EBITDA compound annual growth rate and estimated calendar year 2005 price to earnings ratio. Although Lehman Brothers and Citigroup performed these analyses with respect to the selected companies, they concluded that, based on inherent differences in the size and scope of the businesses, the operations and the prospects of the publicly traded companies compared to Sprint, none of the publicly traded companies included in the selected companies analysis were sufficiently comparable to Sprint to make this analysis meaningful, and therefore Lehman Brothers and Citigroup did not use this analysis for purposes of determining illustrative implied exchange ratios of Nextel common stock to Sprint common stock.

Pro Forma Analysis. Lehman Brothers and Citigroup prepared pro forma analyses of the financial impact of the merger (1) using estimates of earnings for Sprint and Nextel prepared by their respective managements and (2) assuming the inclusion or exclusion of certain cost savings and operating synergies with respect to operating expenses, marketing, sales and fulfillment expenses and capital expenditures, and the inclusion or exclusion of certain non-cash purchase accounting adjustments for the amortization of estimated fair value of Nextel customer relationships. For each of the calendar years 2006, 2007 and 2008, Lehman Brothers and Citigroup compared the projected earnings per share of Sprint common stock, on a standalone basis, to the projected earnings per share of the common stock of Sprint Nextel. Based on these analyses, the proposed transaction would be dilutive to Sprint’s stockholders on an earnings per share basis in the calendar years 2006 and 2007 in each of the scenarios considered. The proposed transaction would be dilutive to Sprint’s stockholders on an earnings per share basis in calendar year 2008 if the non-cash purchase accounting adjustments are included. The proposed transaction would be accretive to Sprint’s stockholders on an earnings per share basis in calendar year 2008 if the non-cash purchase accounting adjustments are excluded (i.e., a cash earnings per share basis) and the cost savings and operating synergies are included. The following table summarizes the results of this analysis:

Projected Earnings per Share Accretion/(Dilution) per Share of Sprint Common Stock	2006		2007		2008
Including cost savings and operating synergies and excluding non-cash purchase accounting adjustments:	(1.0%	)	(0.9%	)	5.3%
Excluding cost savings and operating synergies and including non-cash purchase accounting adjustments:	(66.9%	)	(44.7%	)	(22.3%	)

The purpose of this pro forma analysis is to illustrate the financial impact of the merger by calculating the percentage change in the projected earnings per share for each share of Sprint common stock that may result from the merger under various assumptions as to cost savings, operating synergies and non-cash purchase accounting adjustments.

Opinions of Financial Advisors to the Nextel Board of Directors

Opinions of Nextel’s Financial Advisors – Goldman Sachs, JPMorgan and Lazard

Each of Goldman Sachs, JPMorgan and Lazard rendered its opinion to Nextel’s board of directors that, as of December 15, 2004 and based upon and subject to the factors and assumptions set forth therein, the merger consideration of (1) 1.28 shares of Sprint series 1 common stock, together with the associated preferred share purchase rights attached thereto, and (2) an amount in cash equal to 0.02 multiplied by the average of the per share closing sales price of shares of Sprint series 1 common stock on The New York Stock Exchange Composite Transactions Reporting System during the 20 trading day period ending on (and including) the date of the completion of the proposed merger to be paid to the holders of Nextel class A common stock in the proposed merger is fair from a financial point of view to such holders. For purposes of these opinions and this section, merger consideration does not take into account adjustments to the stock and cash allocation or the limitation on total cash. The respective opinions of Goldman Sachs, JPMorgan and Lazard were necessarily based on economic, market, tax, legal and other conditions as in effect on, and the information made available to them as of, December 15, 2004. Goldman Sachs, JPMorgan and Lazard each assumed, for purposes of giving their respective opinions, that all the facts, circumstances and conditions in any way relating to the determination of the merger consideration, including any adjustments thereto, in existence as of December 15, 2004 will be the same facts, circumstances and conditions in existence at the effective time of the proposed merger. Subsequent developments may affect the opinions and none of Goldman Sachs, JPMorgan or Lazard has any obligation to update, revise or reaffirm its opinion.

The full text of the written opinions of Goldman Sachs, JPMorgan and Lazard, dated December 15, 2004, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinions, are attached as Annexes D, E and F, respectively. Each of Goldman Sachs, JPMorgan and Lazard provided its advisory services and opinion for the information and assistance of the board of directors of Nextel in connection with its consideration of the proposed merger. The opinions of Goldman Sachs, JPMorgan and Lazard do not constitute a recommendation as to how any stockholder should vote with respect to the proposed merger.

In connection with rendering the opinions described above and performing the related financial analysis, each of Goldman Sachs, JPMorgan and Lazard reviewed, among other things:

•	the merger agreement;

•	certain publicly available business and financial information concerning Nextel and Sprint and the industries in which they operate; and

•	certain internal financial analyses and forecasts for Nextel and Sprint prepared by their respective managements, including the estimated amount and timing of certain cost savings and operating synergies anticipated by the managements of Nextel and Sprint to result from the proposed merger, which we refer to as the synergies.

Goldman Sachs, JPMorgan and Lazard also held discussions with members of the senior managements of Nextel and Sprint regarding their assessment of the strategic rationale for, and the potential benefits of, the proposed merger and the past and current business operations, financial condition and future prospects of their respective companies. In addition, each of Goldman Sachs, JPMorgan and Lazard reviewed the reported price and trading activity for the Nextel class A common stock and the Sprint series 1 common stock, compared certain financial and stock market information for Nextel and Sprint with similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations that Goldman Sachs, JPMorgan and Lazard deemed relevant and performed such other studies and analyses, and considered such other factors, as they considered appropriate.

In giving their opinions Goldman Sachs, JPMorgan and Lazard each relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by or for it. In addition, none of Goldman Sachs, JPMorgan or Lazard made any valuation or appraisal of any assets or liabilities, including any contingent, derivative or off-balance-sheet assets and liabilities, of Nextel, Sprint or any of their respective subsidiaries or affiliates. No valuation or appraisal of the assets or liabilities of Nextel, Sprint or any of their respective subsidiaries or affiliates was furnished to Goldman Sachs, JPMorgan or Lazard. In relying on financial analyses and forecasts provided to them, including the synergies, Goldman Sachs, JPMorgan and Lazard assumed that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the managements of Nextel and Sprint as to the expected future results of operations and financial condition of Nextel, Sprint and Sprint Nextel to which such analyses or forecasts relate. The board of directors of Nextel advised each of Goldman Sachs, JPMorgan and Lazard, and they assumed, that the proposed merger will qualify as a tax-free reorganization and that the transactions contemplated by the merger agreement will be completed in compliance with all applicable laws. Goldman Sachs, JPMorgan and Lazard relied as to all legal matters relevant to rendering their respective opinions upon advice of counsel for Nextel. Goldman Sachs, JPMorgan and Lazard also assumed that the proposed merger and the other transactions contemplated by the merger agreement will be completed without waiver of any material terms or conditions set forth in the merger agreement. Goldman Sachs, JPMorgan and Lazard each further assumed that all material governmental, regulatory or other consents and approvals necessary for the completion of the proposed merger and the other transactions contemplated by the merger agreement will be obtained without any adverse effect on Nextel, Sprint or the resulting company or on the contemplated benefits of the proposed merger in any way meaningful to their analysis. Nextel also advised Goldman Sachs, JPMorgan and Lazard, and they assumed, that any third party contractual rights arising as a result of the proposed merger and the other transactions contemplated by the merger agreement will not have any adverse effect on the resulting company or on the contemplated benefits of the proposed merger.

The opinions described above are directed only to the fairness from a financial point of view to the holders of shares of the Nextel class A common stock of the merger consideration to be paid to such holders in the proposed merger, without taking into account the possible effects of the separation of Sprint’s local telecommunications business from the other businesses of Sprint Nextel pursuant to a spin-off of the entity or entities engaged in the local telecommunications business in a tax-free distribution to stockholders of the resulting company or any other future transaction of Sprint Nextel and do not address the underlying decision by Nextel to engage in the proposed merger or any of the transactions relating thereto. None of Goldman Sachs, JPMorgan or Lazard expressed any opinion as to the contemplated spin-off, to the consideration to be received by the holders of class B common stock of Nextel or to the prices at which the shares of Nextel class A common stock or Sprint series 1 common stock will trade at any future time. The opinions of Goldman Sachs, JPMorgan and Lazard do not constitute recommendations as to how any stockholder should vote with respect to the proposed merger. Goldman Sachs, JPMorgan and Lazard note that they were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of Nextel or any other alternative transaction.

Financial Analyses of Nextel’s Financial Advisors

The following is a summary of the material financial analyses jointly performed by Goldman Sachs, JPMorgan and Lazard in connection with rendering their opinions described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, JPMorgan and Lazard. The order of analyses described does not represent the relative importance or weight given to those analyses by Goldman Sachs, JPMorgan and Lazard. Goldman Sachs, JPMorgan and Lazard all worked on developing these analyses, and these analyses represent the joint work product of Goldman Sachs, JPMorgan and Lazard. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of the financial analyses performed by the financial advisors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 12, 2004 and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis. Goldman Sachs, JPMorgan and Lazard performed a discounted cash flow analysis on the forecasts provided by the managements of each of Nextel and Sprint with respect to the estimated future performance of their respective companies and calculated the net present value of the expected cost savings and synergies forecasted by the managements of Sprint and Nextel. The discounted cash flow analysis assumes a valuation date of December 31, 2004.

A discounted cash flow analysis is a traditional method of evaluating an asset by estimating the future cash flows of the asset and taking into consideration the time value of money with respect to those future cash flows by calculating the “present value” of the estimated future cash flows of the asset. “Present value” refers to the current value of one or more future cash payments (“cash flows”) from the asset and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Other financial terms utilized below are “terminal value” which refers to the value of all future cash flows from an asset at a particular point in time and “unlevered projected free cash flows” which refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs.

With respect to Nextel, Goldman Sachs, JPMorgan and Lazard calculated the illustrative present values of the terminal values calculated by analyzing Nextel’s management forecasts, based on multiples ranging from 6.0x OIBDA, or operating income before depreciation and amortization, to 7.0x OIBDA and using discount rates ranging from 9.0% to 11.0%. Goldman Sachs, JPMorgan and Lazard calculated an enterprise value for Nextel by adding the present values calculated for each of the unlevered projected free cash flows, the terminal values and the benefit of any usage of forecasted net operating losses, in each case using the discount rates described in the preceding sentence. The various ranges for the discount rates used in this analysis were chosen to reflect the theoretical analyses of the weighted average cost of capital, which represents the expected return on a company’s securities based on an assumed weighing of the securities according to its prominence in the company’s capital structure. The enterprise value of Nextel was adjusted for the estimated net debt to derive the equity value of Nextel. This analysis resulted in values per share for Nextel class A common stock ranging from $30.75 to $38.25. In addition, Nextel management also provided to Goldman Sachs, JPMorgan and Lazard a preliminary financial forecast of an illustrative broadband data business plan, which we refer to as Nextel broadband. Since Nextel broadband is a new initiative with only preliminary financial forecasts, at the direction of Nextel management, Goldman Sachs, JPMorgan and Lazard did not include Nextel broadband in their discounted cash flow analysis of Nextel’s core business. At the direction of Nextel’s management, Goldman Sachs, JPMorgan and Lazard performed a separate discounted cash flow analysis on Nextel broadband by calculating the illustrative present values of the terminal values calculated by analyzing Nextel’s management forecasts for Nextel broadband, based on multiples ranging from 7.0x OIBDA to 8.0x OIBDA and using discount rates ranging from 11.0% to 13.0%. Goldman Sachs, JPMorgan and Lazard calculated an enterprise value for Nextel broadband by adding the present values calculated for each of the forecasted free cash flows and the terminal values, in each case using the discount rates described in the preceding sentence. The various ranges for the discount rates used in this analysis were chosen to reflect the theoretical analyses of the weighted average cost of capital. This analysis resulted in Nextel broadband values per share for Nextel class A common stock ranging from $3.49 to $4.90. The Nextel broadband forecasts are not necessarily additive to Nextel’s base case business, as the implementation of the broadband plan, if adopted by Nextel’s management, would have impacted the Nextel base case assumptions and forecasts.

With respect to Sprint, Goldman Sachs, JPMorgan and Lazard calculated illustrative present values of the terminal values calculated by analyzing Sprint management’s forecasts based on multiples ranging from 5.0x OIBDA to 6.0x OIBDA and using discount rates ranging from 8.0% to 10.0%. Goldman Sachs, JPMorgan and Lazard calculated an enterprise value for Sprint by adding the present values calculated for each of the unlevered forecasted free cash flows, the terminal values and the benefit of any usage of forecasted net operating losses, in each case using the discount rates described in the preceding sentence. The various ranges for the discount rates used in this analysis were chosen to reflect theoretical analyses of the weighted average cost of capital. The enterprise value of Sprint was adjusted for the estimated net debt to derive the equity value of Sprint. This analysis resulted in values per share of Sprint series 1 common stock ranging from $23.95 to $31.00. Having received the preliminary Nextel broadband data plan, Goldman Sachs, JPMorgan, Lazard and Nextel’s management requested a separate broadband data forecast for Sprint, which Sprint’s management provided. Utilizing the Sprint wireless data forecasts, Goldman Sachs, JPMorgan and Lazard performed a separate discounted cash flow analysis on the Sprint wireless data by calculating the illustrative present values of the terminal values calculated by analyzing Sprint’s management forecasts for Sprint wireless data, based on multiples ranging from 7.0x OIBDA to 8.0x OIBDA and using discount rates ranging from 11.0% to 13.0%. Goldman Sachs, JPMorgan and Lazard calculated an enterprise value for Sprint wireless data by adding the indicative present values calculated for each of the forecasted free cash flows and the terminal value indications, in each case using the discount rates described in the preceding sentence. The various ranges for the discount rates used in this analysis were chosen to reflect the theoretical analyses of the weighted average cost of capital. This analysis resulted in Sprint wireless data values per share for Sprint series 1 common stock ranging from $5.28 to $6.62. The Sprint wireless data forecasts are not necessarily additive to Sprint’s base case business plan.

Sum-of-the-Parts Analysis. Goldman Sachs, JPMorgan and Lazard performed a financial analysis on each of Sprint’s constituent businesses in order to analyze the financial picture of the entire company on a segment-by- segment basis by using certain financial forecasts provided by Sprint management as of December 2004 and Wall Street equity research, and by applying the methodologies described below.

With respect to Sprint’s wireless business, Goldman Sachs, JPMorgan and Lazard calculated the implied Sprint valuation for this business utilizing a forecasted OIBDA amount for the year 2005 based on Sprint management’s forecasts. This analysis resulted in an implied Sprint valuation for this business ranging from $30.4 billion to $35.4 billion.

With respect to Sprint’s local telecommunications business, Goldman Sachs, JPMorgan and Lazard calculated the implied Sprint valuation for this business utilizing a forecasted OIBDA amount for the year 2005 based on Sprint management’s forecasts. This resulted in an implied Sprint valuation for this business ranging from $14.0 billion to $16.8 billion.

With respect to Sprint’s global markets business, Goldman Sachs, JPMorgan and Lazard calculated the implied Sprint valuation for this business utilizing a forecasted OIBDA amount for the year 2005 based on Sprint management’s forecasts. This resulted in an implied Sprint valuation for this business ranging from $1.8 billion to $3.5 billion.

Based upon the implied valuations for each of these businesses, Goldman Sachs, JPMorgan and Lazard calculated the implied equity values of Sprint and such values were subsequently utilized to calculate the implied price per share values of Sprint series 1 common stock. The implied values resulting from this analysis ranged from $22.10 to $28.55 per share of Sprint series 1 common stock.

The high and low price per share values of Sprint resulting from this analysis were compared to Sprint’s stock price of $22.50 as of December 8, 2004, the last date before any press reports of a possible transaction between Nextel and Sprint. The various premiums/discounts for Sprint’s stock price as of December 8, 2004 relative to the high and low values from the range of stock prices calculated from the sum-of-the-parts analysis are set forth below:

% Premium
High	26.9%
Low	-1.9%
Mean	13.5%

Historical Stock Trading Analysis. Goldman Sachs, JPMorgan and Lazard reviewed the historical trading prices of Nextel class A common stock from April 23, 2004 to December 8, 2004 and the historical prices of Sprint series 1 common stock from April 23, 2004 to December 8, 2004. Goldman Sachs, JPMorgan and Lazard chose April 23, 2004 as a starting date to track the historical trading prices of Nextel class A common stock and Sprint series 1 common stock because that is the date on which Sprint recombined its two tracking stocks (FON common stock and PCS common stock).

Period	Exchange Ratio	Nextel Ownership % of Resulting Company
As of 12/8/04	1.243x	48.9%
As of 12/10/04	1.233x	48.6%
5-day Average	1.249x	49.0%
10-day Average	1.255x	49.1%
30-day Average	1.252x	49.1%
60-day Average	1.230x	48.6%
Average from 4/23/04 until 12/10/04	1.288x	49.8%

The purpose of this historical stock trading analysis is to provide illustrative exchange ratios, or a measure of the relative market values of Nextel common stock to Sprint common stock, and illustrative ownership percentages of Nextel class A common stockholders in the resulting company based on the relative trading prices of, and the market’s assessment of the relative values of, Sprint and Nextel shares on the recent dates and for the periods specified.

Exchange Ratio Analysis. Goldman Sachs, JPMorgan and Lazard analyzed the consideration to be received by the holders of Nextel class A common stock pursuant to the merger agreement by calculating the range of the implied exchange ratio of Nextel class A common stock for Sprint series 1 common stock based on (1) the historical high and low trading price for each of Nextel and Sprint since April 23, 2004, (2) the high and low analyst price target for each of Nextel and Sprint, and (3) the high and low price per share values based upon the discounted cash flow analysis for each of Nextel and Sprint. The results of this analysis are as follows:

Range of Implied Exchange Ratio
Historical trading range since April 23, 2004	1.260x – 1.264x
Analyst price target	1.235x – 1.333x
Discounted cash flow	1.234x – 1.284x
Exchange ratio based on December 8, 2004 stock prices	1.243x
Merger agreement exchange ratio	1.300x

Selected Companies Analysis (including Nextel broadband). Goldman Sachs, JPMorgan and Lazard reviewed and compared certain financial information for Nextel (including Nextel broadband), Sprint and the resulting company to the corresponding financial information for the five largest United States wireless service providers and for large-cap communications companies with significant wireless operations. The five largest United States wireless service providers are:

•	Cingular Wireless;

•	Nextel;

•	Sprint;

•	T-Mobile USA; and

•	Verizon Wireless.

The large-cap communications companies with significant wireless operations are:

•	BellSouth Corporation;

•	NTT DoCoMo Inc.;

•	SBC Communications Inc.;

•	Verizon Communications Inc.; and

•	Vodafone Group PLC.

Although none of the selected large-cap communications companies with significant wireless operations is directly comparable to Nextel or Sprint, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Nextel and Sprint.

With respect to the five largest United States wireless service providers, Goldman Sachs, JPMorgan and Lazard calculated and compared the various future revenues forecasted for each of the companies for the years 2005 and 2006, along with the forecasted OIBDA and the OIBDA growth rates for the years 2005 and 2006. These calculations for the selected companies were based on Nextel and Sprint management’s forecasts as of December 2004 and Wall Street equity research.

For the years 2005 and 2006, relative to the five largest wireless service providers, the resulting company is forecasted to have the third largest number of subscribers, the highest revenue (not including the local telecommunications business), the second highest OIBDA (not including the local telecommunications business), and the fourth fastest OIBDA growth for 2005 and the fifth fastest OIBDA growth for 2006 (not including the local telecommunications business). In addition, for the years 2005 and 2006, relative to the five largest wireless service providers, the resulting company including synergies is forecasted to have the highest revenue (not including the local telecommunications business), the second highest OIBDA (not including the local telecommunications business), and the fourth fastest OIBDA growth for 2005 and the third fastest OIBDA growth for 2006 (not including the local telecommunications business).

With respect to large-cap communications companies with significant wireless operations, Goldman Sachs, JPMorgan and Lazard calculated and compared the various enterprise values for each of the companies based on market values as of December 8, 2004 and forecasts of 2005 – 2006 OIBDA growth rates. The enterprise values for each of the selected companies and the OIBDA growth rates were based on Wall Street equity research and management forecasts from each of Nextel and Sprint. Relative to the selected five large-cap communications companies with significant wireless operations, the resulting company would have the fourth highest enterprise value based on market values as of December 8, 2004 and the second fastest OIBDA growth for the years 2005 and 2006.

Selected Transactions Analysis. Goldman Sachs, JPMorgan and Lazard reviewed publicly available information relating to the following selected large merger-of-equals transactions:

•	J.P. Morgan Chase & Co. / Bank One Corporation;

•	Travelers Property Casualty Corp. / The St. Paul Companies, Inc.;

•	Anthem, Inc. / WellPoint Health Networks Inc.;

•	IDEC Pharmaceuticals Corporation / Biogen, Inc.;

•	Phillips Petroleum Company / Conoco Inc.;

•	First Union Corporation / Wachovia Corporation;

•	Glaxo Wellcome plc / SmithKline Beecham plc;

•	Monsanto Company / Pharmacia & Upjohn Inc.;

•	American Home Products Corporation / Warner-Lambert Company;

•	PECO Energy Company / Unicom Corporation;

•	Fleet Financial Group, Inc. / BankBoston Corporation;

•	Bell Atlantic Corporation / GTE Corporation;

•	Norwest Corporation / Wells Fargo & Company;

•	NationsBank Corporation / BankAmerica Corporation;

•	Banc One Corporation / First Chicago NBD Corporation;

•	Travelers Group Inc. / Citicorp; and

•	Dean Witter, Discover & Co. / Morgan Stanley Group Inc.

Specifically, Goldman Sachs, JPMorgan and Lazard calculated the premiums one day and one week before the official announcement of the transaction. For the selected transactions, the average one-day premium was 4.1% and the average one-week premium was 7.1%. With respect to the proposed merger, Goldman Sachs, JPMorgan and Lazard calculated the transaction premiums as of December 8, 2004 (one week prior to the announcement of the proposed merger) and as of December 12, 2004 to be 12.2% and 5.4%, respectively. Goldman Sachs, JPMorgan and Lazard took into consideration the information obtained from their selected transaction analysis in their evaluation of the fairness of the consideration to be received by the holders of Nextel class A common stock.

Pro Forma Merger Analysis. Goldman Sachs, JPMorgan and Lazard prepared pro forma analyses of the forecasted financial impact of the proposed merger using revenue estimates and earnings estimates for Nextel and Sprint prepared by their respective managements. For the year 2005, Goldman Sachs, JPMorgan and Lazard compared the total revenue and the earnings estimates of Nextel, on a standalone basis, and Sprint, on a standalone basis, to the total revenue and earnings estimates of the resulting company. Goldman Sachs, JPMorgan and Lazard performed this analysis based on an assumed December 31, 2005 date of completion for the proposed merger and included in their analysis Nextel broadband and the anticipated synergies and integration costs with respect to operating expenses; marketing, sales and fulfillment expenses; revenue and subscribers’ capital expenditures; and the impact of assumed accounting and other pro forma financial adjustments related to the transaction. Based on these analyses, the proposed merger would be 10.2% dilutive to Nextel on an earnings per share basis in the above scenarios in the year 2006, and the proposed transaction would be 16.9% accretive to Nextel on an earnings per share basis in the year 2007.

The purpose of this pro forma analysis is to illustrate the financial impact of the merger by calculating the percentage change in the projected earnings per share for each share of Nextel common stock that may result from the merger under various assumptions including, but not limited to, cost savings and operating synergies, while not adjusting for accounting reconciliation.

Goldman Sachs, JPMorgan and Lazard also prepared pro forma analyses of the forecasted net debt implications of the proposed merger using earnings estimates for the resulting company for the years 2005 through 2007 and estimates of the available free cash flows of the resulting company for the years 2006 and 2007, each prepared by the managements of Nextel and Sprint. Goldman Sachs, JPMorgan and Lazard performed this analysis based on an assumed December 31, 2005 date of completion for the proposed merger and included in their analysis Nextel broadband and the anticipated synergies and integration costs.

Contribution Analysis. Goldman Sachs, JPMorgan and Lazard compared the contribution, based on management forecasts provided by the managements of Nextel and Sprint, respectively, of each of Nextel and Sprint to the resulting company. Goldman Sachs, JPMorgan and Lazard analyzed specific estimated future operating and financial information, including revenues, OIBDA, and net income for Nextel, Sprint and the resulting company based on the financial forecasts provided by the managements of Nextel and Sprint. Goldman Sachs, JPMorgan and Lazard included in their analysis Nextel broadband and Sprint’s local telecommunications business. The following table presents the results of this analysis:

Nextel Forecasted Contribution to Resulting Company
Year	Revenue Contribution	OIBDA Contribution	Net Income Contribution
2005	33%	40%	49%
2006	35%	42%	48%
2007	36%	42%	45%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’s, JPMorgan’s and Lazard’s opinions. In arriving at its fairness determinations, each of Goldman Sachs, JPMorgan and Lazard considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, each of Goldman Sachs, JPMorgan and Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Nextel, Sprint or the contemplated transaction.

Goldman Sachs, JPMorgan and Lazard prepared these analyses for purposes of providing their respective opinions to Nextel’s board of directors as to the fairness from a financial point of view of the merger consideration to be paid to the holders of Nextel class A common stock in the proposed merger. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Nextel, Sprint, Goldman Sachs, JPMorgan, Lazard or any other person assumes responsibility if future results are materially different from those forecasted.

As described above, Goldman Sachs’, JPMorgan’s and Lazard’s opinions to Nextel’s board of directors were one of many factors taken into consideration by the Nextel board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by each of Goldman Sachs, JPMorgan and Lazard in connection with the fairness opinions and is qualified in its entirety by reference to the written opinions of Goldman Sachs, JPMorgan and Lazard attached as Annexes D, E and F, respectively.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and other transactions, as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to Nextel in connection with, and has participated in certain of the negotiations leading to, the proposed merger contemplated by the merger agreement. In addition, Goldman Sachs’ commercial bank affiliate is a lender under credit facilities of Nextel, and Goldman Sachs and its affiliates have provided certain investment banking services to Nextel from time to time, including having acted as:

•	lead manager of a public offering for Nextel’s 9.5% senior serial redeemable notes due 2011 (aggregate principal amount $1,250,000,000) in January 2001;

•	co-lead manager of a public offering for Nextel’s 7.375% senior serial redeemable notes due 2015 (aggregate principal amount $1,000,000,000) in July 2003;

•	lead manager of a public offering for Nextel’s 6.875% senior serial redeemable notes due 2013 (aggregate principal amount $500,000,000) in October 2003; and

•	sole manager of a public offering for NII Holdings’ 3,000,000 shares of common stock (aggregate principal amount $212,000,000) in November 2003.

Goldman Sachs and its affiliates also have provided certain investment banking services to Sprint from time to time. Goldman Sachs also acted as co-manager of a public offering of 4,800,000 shares of common stock of Alamosa Holdings Inc., a Sprint PCS Affiliate (aggregate principal amount $71,000,000), in November 2001. Goldman Sachs may provide investment banking services to Nextel and Sprint in the future. During the past two years, Goldman Sachs has received from Nextel approximately $6,300,000 in connection with its investment banking activities, exclusive of any fees related to this transaction.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to Nextel and Sprint and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Nextel and Sprint for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

JPMorgan has acted as financial advisor to Nextel with respect to the proposed merger. JPMorgan and its affiliates have performed in the past, and may perform in the future, a variety of investment banking and commercial banking services for each of Nextel and Sprint for which they may receive customary fees. During the past two years, JPMorgan has received from Nextel approximately $4,400,000 in connection with its investment banking activities, exclusive of any fees related to this transaction. JPMorgan’s commercial bank affiliate is an agent bank and lender under the credit facilities for each of Nextel and Sprint.

JPMorgan and its affiliates comprise a full service securities firm and a commercial bank engaged in securities trading and brokerage activities, as well as providing investment banking, asset management, financing, and financial advisory services and other commercial and investment banking products and services to a wide range of corporations and individuals. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of Nextel and Sprint for their own account or for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

Lazard has acted as investment banker to Nextel in connection with the proposed merger. Lazard has in the past provided to Nextel, and may in the future provide to Nextel or Sprint, investment banking services for which they may receive customary fees. For services rendered during the past two years, Lazard expects to receive from Nextel approximately $1,000,000 in connection with its investment banking activities, exclusive of any fees related to this transaction.

Lazard provides a full range of financial advisory and other services and, in the course of its business, may from time to time effect transactions and hold securities, including derivative securities, of Nextel or Sprint for its own account and for the accounts of clients and customers and, accordingly, may hold a long or short position in such securities and may provide advisory and other services in the future.

The Nextel board of directors selected Goldman Sachs, JPMorgan and Lazard as its financial advisors because each is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed merger. Pursuant to separate letter agreements, Nextel engaged each of Goldman Sachs, JPMorgan and Lazard to act as its financial advisor in connection with the proposed merger. Pursuant to the terms of these engagement letters, Nextel has agreed to pay each of Goldman Sachs, JPMorgan and Lazard a transaction fee of $13,333,333 in connection with the merger. The payment schedule of the transaction fees payable to Goldman Sachs, JPMorgan and Lazard is as follows: (1) 10% of the transaction fee was paid upon execution of the merger agreement, (2) 15% of the transaction fee will be paid upon adoption of the merger agreement by Nextel’s stockholders, and (3) 75% of the transaction fee will be paid upon completion of the merger. In addition, Nextel has agreed to reimburse each of Goldman Sachs, JPMorgan and Lazard for its reasonable and documented expenses, including reasonable attorneys’ fees and disbursements, and to indemnify each of Goldman Sachs, JPMorgan and Lazard and related persons against various liabilities, including certain liabilities under the federal securities laws.

Interests of Sprint and Nextel Directors and Executive Officers in the Merger

Governance Structure and Management Positions

Pursuant to the terms of the merger agreement, upon completion of the merger:

•	The board of directors of Sprint Nextel will initially be composed of 14 individuals, including Timothy M. Donahue, Nextel’s President and CEO, and Gary D. Forsee, Sprint’s Chairman and CEO. Of the remaining 12, six have been designated by Nextel and six have been designated by Sprint, including a co-lead outside director from each company. Two of the designated directors of Sprint Nextel, Gerald L. Storch from Sprint and Stephanie M. Shern from Nextel, are expected to serve on the board of directors of the local telecommunications company that is anticipated to be spun-off from Sprint Nextel and to terminate their service on the Sprint Nextel board of directors at that time.

•	The following six directors were designated by Sprint to continue on the board of directors of Sprint Nextel following the merger: Ms. Lorimer and Messrs. Bethune, Hance, Hockaday, Swanson and Storch. The following six directors were designated by Nextel as nominees to the board of directors of Sprint Nextel pursuant to the merger agreement: Mrs. Hill and Messrs. Bane, Conway, Drendel, Kennard and Ms. Shern. The individuals designated by Nextel will be elected to the Sprint Nextel board of directors by the Sprint board of directors effective upon completion of the merger.

•	Each committee of the board of directors of Sprint Nextel will initially be composed of two directors designated by Nextel and two directors designated by Sprint, except for (1) the finance committee and the nominating and governance committee, each of which will initially be composed of Mr. Conway, the current non-executive Chairman of Nextel (who will chair the finance committee), and Mr. Hockaday, the current Sprint Lead Independent Director (who will chair the nominating and governance committee), and two independent directors, one from each of Sprint and Nextel, and (2) the executive committee, which will initially be composed of the Sprint Nextel Chairman, the Sprint Nextel CEO and President and two independent directors, one from each of Nextel and Sprint.

The persons designated by Nextel will be elected to these board positions by the Sprint board to become effective upon completion of the merger.

The merger agreement also provides that, subject to the completion of the merger:

•	Timothy M. Donahue, CEO and President of Nextel:

•	will serve as an officer of Sprint Nextel with the title of Chairman for a period of two years following completion of the merger and will be a member of its board of directors;

•	will retire as an officer of Sprint Nextel after the completion of that two-year period, but will continue in his role as Chairman of the Sprint Nextel board of directors for one additional year;

•	will step down as Chairman of the Sprint Nextel board of directors after the completion of that one-year period, and either the CEO and President of Sprint Nextel will assume the Chairman role or the board of directors of Sprint Nextel will designate a new non-executive Chairman; however, the board of directors and the CEO and President of Sprint Nextel may jointly decide to ask Mr. Donahue to continue his association with Sprint Nextel in some capacity;

•	may be removed from his position only by a greater than two-thirds vote of the Sprint Nextel board of directors for a three-year period following the completion of the merger.

•	Gary D. Forsee, Chairman and CEO of Sprint:

•	will serve as CEO and President of Sprint Nextel and will be a member of its board of directors and, after three years or the earlier vacancy of the Chairman’s office, will assume the role of Chairman unless the Sprint Nextel board designates a non-executive Chairman; and

•	may be removed from his position only by a greater than two-thirds vote of the Sprint Nextel board of directors for a four-year period following the completion of the merger.

•	Mr. Forsee and Mr. Donahue will each receive the same base salary and short-term incentive compensation during the first two years following the completion of the merger, and each will be a member of the “Office of the Chairman.”

•	Len J. Lauer, President and Chief Operating Officer of Sprint, will serve as Sprint Nextel’s Chief Operating Officer and be a member of the Office of the Chairman reporting to the CEO and President of Sprint Nextel.

•	Thomas N. Kelly, Executive Vice President and Chief Operating Officer of Nextel, will serve as Sprint Nextel’s Chief Strategy Officer and be a member of the Office of the Chairman reporting to the Chairman of Sprint Nextel.

•	Paul N. Saleh, Executive Vice President and Chief Financial Officer of Nextel, will serve as Sprint Nextel’s Chief Financial Officer and be a member of the Office of the Chairman reporting to the CEO and President of Sprint Nextel.

•	Barry J. West, Executive Vice President and Chief Technology Officer of Nextel, will serve as Sprint Nextel’s Chief Technology Officer and, in that capacity, will report to both the Chairman and the CEO and President of Sprint Nextel.

Additionally, it has been determined by Sprint and Nextel that, subject to the completion of the merger:

•	Leonard J. Kennedy, Senior Vice President and General Counsel of Nextel, will serve as Sprint Nextel’s General Counsel and, in that capacity, will report to the Chairman of Sprint Nextel.

•	Michael B. Fuller, President–Local Telecommunications Division of Sprint, will serve as the Chief Operating Officer of the subsidiary of Sprint Nextel to be spun off and, in that capacity, will report to the CEO and President of Sprint Nextel.

•	James G. Kissinger, Senior Vice President–Human Resources of Sprint, will lead Human Resources of Sprint Nextel and, in that capacity, will report to the CEO and President of Sprint Nextel.

•	Kathryn A. Walker, Executive Vice President–Network Services of Sprint, will lead Network Operations of Sprint Nextel and, in that capacity, will report to the Chief Operating Officer of Sprint Nextel.

•	William G. Arendt, Senior Vice President and Controller of Nextel, will serve as the Controller of Sprint Nextel and, in that capacity, will report to the Chief Financial Officer of Sprint Nextel.

•	Richard S. Lindahl, Vice President and Treasurer of Nextel, will serve as Treasurer of Sprint Nextel and, in that capacity, will report to the Chief Financial Officer of Sprint Nextel.

The persons above designated by Sprint and Nextel will be elected to these executive officer positions by the Sprint board to become effective upon completion of the merger. Determination of other members of senior management of Sprint Nextel will be made using a best in class approach. Sprint and Nextel agreed to work towards a 50/50 balance for the top 30 officers of Sprint Nextel. For additional information concerning these officers, see “Sprint Annual Meeting” and “Nextel Annual Meeting” beginning on pages 104 and 146, respectively.

Interests of Sprint Directors and Executive Officers in the Merger

In considering the recommendation of the board of directors of Sprint to vote in favor of the increase in the authorized number of shares of Sprint series 1 common stock, in favor of the adoption of the Sprint Nextel amended and restated articles of incorporation and in favor of the approval of the issuance of shares of Sprint capital stock in the merger, stockholders of Sprint should be aware that members of the Sprint board of directors and certain of Sprint’s executive officers have agreements or arrangements that provide them with interests in the merger that are in addition to the interests of Sprint stockholders. During its deliberations in determining to recommend to the stockholders of Sprint that they vote in favor of the matters described above, the Sprint board of directors was aware of these agreements and arrangements, other than the Sprint retention program described below and the acceleration provisions for directors under a recent amendment to the Directors’ Deferred Fee Plan, as discussed under “Sprint Annual Meeting—Compensation of Directors—Annual Retainer and Meeting Fees” beginning on page 117. In addition, although the Sprint board was aware that amended employment arrangements for Messrs. Forsee and Donahue were contemplated, the specific terms of the second amendment to Mr. Forsee’s existing employment agreement described below were approved by Sprint’s Compensation Committee after the merger agreement was signed. Except (1) as provided under the Sprint retention program, (2) as the result of terminations, or (3) pursuant to the terms of the directors’ equity-based awards (for outside directors who do not continue on the Sprint Nextel board of directors after the merger), neither the merger nor the contemplated transactions will trigger any change of control or other severance payment under any employment agreement or other compensation arrangement between Sprint and any of its outside directors or employees and no Sprint equity awards will accelerate as a result of the merger or other contemplated transactions. For a discussion of the ownership of Sprint capital stock and options by its directors and executive officers, see “Sprint Annual Meeting—Security Ownership of Directors and Executive Officers” beginning on page 110.

Employment Agreement

On December 15, 2004, Sprint, a wholly owned subsidiary of Sprint and Mr. Forsee entered into an amendment to Mr. Forsee’s employment agreement, dated as of March 19, 2003. The amendment provides that, following the merger, Mr. Forsee will serve as the CEO and President of the resulting company, confirms that the merger will not constitute a change in control under his employment agreement, and clarifies that Mr. Forsee will not be serving as Chairman of the Board and that the performance of his services at Sprint Nextel’s executive headquarters in Reston, Virginia will not be a “Constructive Discharge” under his employment agreement. The amendment will be effective upon the completion of the merger. On March 15, 2005, the Compensation Committee approved a second amendment to Mr. Forsee’s employment agreement of March 19, 2003, which is effective and conditioned on the completion of the merger. The amendment provides for an increase in Mr. Forsee’s annual base salary, an annual short-term incentive target opportunity and an annual long-term performance-based incentive opportunity. For a discussion of Sprint employment agreements, see “Sprint Annual Meeting—Employment Contracts” beginning on page 136.

Sprint Retention Program

Under Sprint’s retention program, ten of Sprint’s executive officers are eligible to receive retention payments if the merger is completed and one executive officer is eligible to receive retention payments if the contemplated spin-off is completed. Messrs. Forsee and Lauer are not eligible to receive retention payments under this program. Additionally, if a covered executive officer’s employment is involuntarily terminated without cause before the first anniversary of the merger or, in the case of the one executive officer, before the first anniversary of the contemplated spin-off, that executive officer will be entitled to his or her retention payments as well as accelerated vesting of certain equity based awards held by that executive officer. No retention payments will be made under the Sprint retention program unless the merger (or an intervening business combination) is completed. For a more complete discussion of the Sprint retention program, see “Sprint Annual Meeting—Sprint Retention Program” beginning on page 138.

Outside Director Equity-Based Awards

	Vesting of Equity-Based Awards (1)
Name	DDFP Share Units (#)	RSUs (#)
Gordon M. Bethune	5,738	7,732
E. Lynn Draper, Jr.	7,960	8,041
James H. Hance, Jr.	6,234	3,720
Deborah A. Henretta	5,836	7,732
Irvine O. Hockaday, Jr.	0	13,805
Linda Koch Lorimer	0	13,805
Louis W. Smith	0	13,805
Gerald L. Storch	7,960	8,041
William H. Swanson	7,579	3,720

Total	41,307	80,401

(1)	The vesting of these equity-based awards would accelerate if, at the convenience of the Sprint board of directors, all outside directors were not to continue to serve on the Sprint Nextel board of directors after the merger. The aggregate value of all DDFP Share Units was $919,494 and the aggregate value of all RSUs was $1,789,726, in each case for all outside directors as of April 29, 2005.

Executive Officer Cash and Equity-Based Awards

	Grants Subject to Completion of the Merger			Vesting of Equity-Based Awards Upon Involuntary Termination of Employment(1)
	Premium Priced Options			Options		Restricted Shares or RSUs (#)	Retention Payments ($)(3)
Name	Granted (#)	Exercise Price ($)	Performance Based RSUs (#)(2)	Granted (#)	Weighted Avg. Exercise Price ($)
Gene M. Betts	—	—	—	134,321	$18.5526	42,846	$523,619
William R. Blessing	—	—	—	82,688	18.6218	29,246	439,201
Robert J. Dellinger	—	—	—	517,056	18.5508	376,393	1,025,601
Gary D. Forsee(4)	165,000	$25.465	62,000	—	—	—	—
Michael B. Fuller	—	—	—	606,492	17.9960	237,453	1,183,502
Thomas A. Gerke	—	—	—	259,078	18.5149	96,127	703,800
Howard E. Janzen	—	—	—	422,359	19.0306	172,337	1,030,301
Timothy E. Kelly	—	—	—	292,863	20.8115	133,318	909,003
James G. Kissinger	—	—	—	176,838	18.4283	84,378	554,601
Len J. Lauer(5)	55,000	$25.465	21,000	—	—	—	—
John P. Meyer	—	—	—	189,949	19.9551	42,135	530,924
Michael W. Stout	—	—	—	281,487	19.0360	114,828	911,102
Kathryn A. Walker	—	—	—	253,106	19.4910	137,257	722,701

Total				3,216,237	18.9067	1,466,318	8,534,355

(1)	Under Sprint’s retention program, these equity-based awards would vest upon the involuntary termination of the executive officer’s employment without cause (for more information, see “Sprint Annual Meeting—Sprint Retention Program” beginning on page 138). The amounts in these columns assume that the merger is completed, and all executive officers are involuntarily terminated without cause, on September 30, 2005. The aggregate value of all restricted shares and RSUs was $32,640,239 for all executive officers as of April 29, 2005.

(2)	The RSUs in this column are subject to performance-based conditions as well as completion of the merger. Subject to the discretion of the Compensation Committee of the Sprint board of directors, the number of RSUs in this column will be adjusted by multiplying that number by a payout percentage (from 0%–200%) based on achievement of financial objectives relating to enterprise economic value added, or EVA, during 2005.

(3)	Sprint’s executive officers may also be entitled to severance benefits under their employment contract, or Sprint’s severance plan if they are not party to an employment agreement, in the event of involuntary termination without cause. These severance benefits are not enhanced or otherwise affected by the merger.

(4)	On the date of grant, the value of the performance based RSUs granted to Mr. Forsee was $1.5 million and the value of the options granted to Mr. Forsee was estimated using the Black-Scholes option pricing model to be $1.5 million as further described under “Sprint Annual Meeting—Compensation Committee Report on Executive Compensation” beginning on page 127.

(5)	On the date of grant, the value of the performance based RSUs granted to Mr. Lauer was $0.5 million and the value of the options granted to Mr. Lauer was estimated using the Black-Scholes option pricing model to be $0.5 million as further described under “Sprint Annual Meeting—Compensation Committee Report on Executive Compensation” beginning on page 127.

Indemnification and Insurance

Sprint directors and executive officers will also have the right to continued indemnification and insurance coverage by Sprint Nextel for acts or omissions occurring before the merger.

Interests of Nextel Directors and Executive Officers in the Merger

In considering the recommendation of the board of directors of Nextel to vote for the proposal to adopt the merger agreement, stockholders of Nextel should be aware that members of the Nextel board of directors and certain of Nextel’s executive officers have agreements or arrangements that provide them with interests in the merger that are in addition to the interests of Nextel stockholders. Except as described in the next two sentences, the Nextel board of directors was aware of these interests during its deliberations with respect to the merger and in deciding to recommend that Nextel stockholders vote for the adoption of the merger agreement. Although the Nextel board was aware that amended employment arrangements for Messrs. Donahue and Forsee were contemplated, the specific terms of the amendment to Mr. Donahue’s existing employment agreement described below were approved by the compensation committee of the Nextel board after the merger agreement was signed. In addition, the determination that Mr. Kennedy would serve as Sprint Nextel’s General Counsel was made after the merger agreement was signed.

For a discussion of the ownership of Nextel capital stock and options by its directors and executive officers, see “Nextel Annual Meeting—Securities Ownership” beginning on page 167.

Nextel Director and Employee Stock Options and Deferred Shares

Upon completion of the merger, each outstanding option to purchase shares of Nextel common stock (whether vested or unvested) will be converted into an option to purchase shares of Sprint Nextel series 1 common stock. The number of shares of Sprint Nextel series 1 common stock subject to the new Sprint Nextel option will equal the number of shares of Nextel common stock subject to the corresponding Nextel option multiplied by 1.3 (rounded down to the nearest whole share), and the per share exercise price of the new option will equal the per share exercise price of the corresponding Nextel option divided by 1.3 (rounded up to the nearest whole cent). Upon completion of the merger, each outstanding right to deferred delivery of Nextel class A common stock, which we refer to as a Nextel deferred share, will be converted into the right to deferred delivery of Sprint Nextel series 1 common stock, which we refer to as a Sprint Nextel series 1 deferred share. The number of shares of Sprint Nextel series 1 common stock subject to the new Sprint Nextel series 1 deferred shares will equal the number of shares of Nextel class A common stock subject to the corresponding Nextel deferred shares multiplied by 1.3. The new Sprint Nextel series 1 options and Sprint Nextel series 1 deferred shares will otherwise have the same terms and conditions as the corresponding Nextel options and Nextel deferred shares.

Under the terms of the Amended and Restated Incentive Equity Plan pursuant to which the director and employee options and deferred shares are granted, upon completion of the merger, all unvested awards to outside directors will immediately vest and become exercisable, in the case of directors who become Sprint Nextel directors, for their respective terms as directors plus an additional 30 days, and otherwise for 30 days after the merger, or in each case, the term of the option, if shorter. In addition, if an employee is terminated without cause (as defined in this plan) within a year following the completion of the merger, or in the case of certain senior executives, including the executives named above under “—Governance Structure and Management Positions,” if the employee terminates his or her employment for good reason (as defined in this plan) within that period, then that employee’s awards under this plan will immediately vest.

Employment Agreements

Timothy M. Donahue. Mr. Donahue’s existing employment agreement entitles him to the payment of severance if his employment is terminated in specified circumstances, including if he voluntarily terminates his employment for “good reason.” The changes to Mr. Donahue’s title and duties described under “—Governance Structure and Management Positions” above constitute “good reason” under the terms of his employment agreement entitling him to the payment of severance should he voluntarily terminate his employment. However, pursuant to a letter of understanding between Mr. Donahue and the board of directors of Nextel dated December 15, 2004, effective on completion of the merger, Mr. Donahue has agreed to waive his right to terminate his employment for good reason during the period ending six months after the completion of the merger due to those changes in his title and duties. As of March 15, 2005, Nextel and Mr. Donahue entered into an amendment to both Mr. Donahue’s employment agreement and the letter of understanding of December 15, 2004. The amendment, which will become effective only upon completion of the merger, modified the letter of understanding by providing that Mr. Donahue may only resign from his position with Sprint Nextel for good reason based upon the changes to his title and duties described under “—Governance Structure and Management Positions” above during the 12-month period commencing on the first anniversary of the completion of the merger. The amendment also provides for an increase in Mr. Donahue’s annual base salary and target bonus opportunity and provides for his participation in a long-term incentive opportunity. Mr. Donahue’s employment agreement will be assumed by Sprint Nextel.

For a complete discussion of Mr. Donahue’s employment agreement and the amendment thereto, and his compensation and benefits thereunder (including the terms of his severance package), see “Nextel Annual Meeting—Employment Agreements” beginning on page 164.

Messrs. Kelly, Saleh, West, Kennedy and Arendt. Under the terms of their employment agreements, upon completion of the merger, Messrs. Kelly, Saleh, West, Kennedy and William G. Arendt, the Senior Vice President and Controller of Nextel, will be entitled to the immediate award and vesting of any unawarded deferred shares specified under those agreements as well as the immediate vesting of any unvested deferred shares previously awarded under those agreements. Assuming the merger is completed on September 30, 2005, the aggregate number of unawarded deferred shares that are expected to be awarded and become fully vested to these executives will be 220,000, and the aggregate number of unvested awarded deferred shares that are expected to become fully vested will be 326,667. In addition, under the terms of their employment agreements, Messrs. Kelly, Saleh, West and Kennedy are entitled to severance payments in the event of their termination in certain specified circumstances.

For a complete discussion of the employment agreements of Messrs. Kelly, Saleh, West and Kennedy and their compensation and benefits thereunder (including the terms of their severance packages), see “Nextel Annual Meeting—Employment Agreements” beginning on page 164.

Morgan E. O’Brien. Mr. O’Brien resigned from his employment with Nextel in 2003 and currently holds the position of Vice Chairman of the board of directors of Nextel. Under the terms of Mr. O’Brien’s resignation agreement, upon completion of the merger, Mr. O’Brien may elect to receive the cash payments due to him under the agreement in a lump sum, the immediate vesting of any unvested stock options that would have vested under the agreement by Nextel’s May 2006 annual meeting, as well as a payment for any additional taxes due should any amount under the agreement be considered an “excess parachute payment” under federal tax laws. Assuming the merger is completed on September 30, 2005, Mr. O’Brien will be entitled, at his election, to receive $588,000 in cash, and stock options representing 64,445 shares of Nextel common stock will become vested and exercisable as a result of the completion of the merger.

Existing Plans

Change of Control Retention and Severance Pay Plan. Under the terms of this plan, as a result of the completion of the merger, executive officers will be entitled to certain retention bonuses and, upon a termination of employment under certain specified circumstances, may also be entitled to enhanced severance payments. If any amount paid to executives under this or any other arrangement are considered an “excess parachute payment” under the federal tax laws, executives will also be entitled to an additional “gross-up” payment for any additional taxes due as a result thereof. We anticipate that the completion of the merger will result in the payment of retention bonuses to Messrs. Donahue, Kelly, Saleh, West, Kennedy and Arendt, as well as Richard S. Lindahl, the Vice President and Treasurer of Nextel, in the aggregate sum of approximately $11,799,750.

For a complete discussion of the benefits payable under the Change of Control Retention and Severance Pay Plan, see “Nextel Annual Meeting—Change of Control Retention Bonus and Severance Pay Plan” beginning on page 166.

2004/2005 Long-Term Performance Plan. Under the terms of Nextel’s 2004/2005 Long-Term Performance Plan, which we refer to as Nextel’s long-term performance plan, as a result of the completion of the merger, participants will receive an immediate cash payment, pro rated based on the number of months completed (including the month in which the merger is completed) by the participant in the performance period in which the completion of the merger occurs and Nextel’s performance as compared to the goals for the portion of the performance period completed as of the date of the completion of the merger. The aggregate of the target awards of Messrs. Donahue, Kelly, Saleh, West, Kennedy, Arendt and Lindahl for the 2004-2005 period under this plan is $7,027,500, a portion of which is reflected on the table under “Nextel Annual Meeting—Executive Compensation—Summary Compensation Table” beginning on page 161, and was paid in February 2005.

For a complete discussion of the benefits payable under the 2004/2005 Long-Term Performance Plan, see “Nextel Annual Meeting—2004 Option Exercises and Long-Term Performance Plan” beginning on page 164.

Cash Compensation Deferral Plan. Nextel’s Cash Compensation Deferral Plan permits eligible employees and directors to defer a percentage of their base salary and bonus. Though none have been made to date, Nextel may make contributions to the plan at its discretion. If a participant files a withdrawal request in anticipation of or after the completion of the merger for contributions made before 2005, the participant may receive 90% of his or her vested account balance; however, if Nextel notifies the participant that it has established a trust that is funded in an amount equal to 110% of the amount of the participant’s vested account balance within ten days of the participant’s request, the participant is required to resubmit such request in order to receive the 90% portion of his account and the participant will forfeit the remaining 10%. If, however, the participant is not notified that the trust has been established for contributions made before 2005, the participant may request payment of up to 100% of his vested account balance. With respect to deferrals made after 2004, upon completion of the merger, a participant will receive a distribution of his or her account balance, in a lump sum, only if the requirements of Section 409A of the Code and the regulations issued thereunder (including any requirement or limitations on the establishment of a rabbi trust) are satisfied and if the participant affirmatively elects to receive such distributions in connection with a change of control.

Cash and Equity-Based Awards*

Name	Accelerated Vesting of Options (1)		Accelerated Vesting of Deferred Shares ($) (2)	Accelerated Vesting of Long-Term Performance Bonus ($) (3)	Potential Severance Payments ($) (4)	Retention Payments ($) (5)
	Shares Available on Exercise (#)	Weighted Average Exercise Price ($)
Keith J. Bane	—	—	—	—	—	—
William E. Conway, Jr.	11,556	$13.85	—	—	—	—
Timothy M. Donahue	705,867	$17.88	—	$1,687,500	$6,000,000	$4,500,000
Frank M. Drendel	2,167	$13.85	—	—	—	—
V. Janet Hill	1,806	$13.85	—	—	—	—
William E. Kennard	2,529	$13.85	—	—	—	—
Morgan E. O’Brien	64,445	$10.15	—	—	$588,000	—
Stephanie M. Shern	—	—	—	—	—	—
Thomas N. Kelly, Jr.	417,892	$21.07	$4,944,909	$812,500	$2,800,000	$2,100,000
Paul N. Saleh.	311,848	$22.98	$4,944,909	$687,500	$2,400,000	$1,800,000
Barry J. West	229,659	$22.88	$2,239,200	$506,250	$1,280,000	$960,000
Leonard J. Kennedy	173,094	$23.34	$1,492,791	$421,895	$1,575,000	$1,181,250
William G. Arendt	79,834	$23.40	$1,679,400	$150,000	$1,170,000	$702,000
Richard S. Lindahl	54,670	$22.88	—	$126,563	$742,000	$556,500
Total	2,055,367		$15,301,209	$4,392,188	$16,555,000	$11,799,750

*	Amounts are based on an assumed merger completion date of September 30, 2005 and do not take into account future regular quarterly equity awards to directors and executive officers.

(1)	All outstanding options granted to outside directors will immediately become fully exercisable upon the completion of the merger, in the case of directors who become Sprint Nextel directors, for their respective terms as directors plus an additional 30 days, and otherwise for 30 days after the merger, or in each case, the term of the option, if shorter, and all outstanding options granted to executive officers will immediately become fully exercisable upon the termination of the executive officer’s employment by Nextel without cause (as defined in the executive officer’s employment agreement or the Amended and Restated Incentive Equity Plan), as applicable, or by the executive officer for good reason (also as defined in the executive officer’s employment agreement or the Amended and Restated Incentive Equity Plan), as applicable, in each case, within one year of a change of control of Nextel. For purposes of computing the number of options that would vest on an accelerated basis upon termination of employment, a termination of employment date of September 30, 2005 was assumed. Each executive officer (other than Mr. Lindahl) is a party to an employment agreement with Nextel that also provides for accelerated vesting of outstanding options upon termination without cause or for good reason.

(2)	Upon completion of the merger, under the terms of the executive officer’s employment agreement, any awarded but unvested and any unawarded deferred shares granted under the executive officer’s employment agreement shall immediately vest and become unforfeitable. The value of these deferred shares has been determined based upon a per share closing price of Nextel class A common stock of $27.99 on April 29, 2005.

(3)	Upon completion of the merger, each executive officer will be entitled to receive under the long-term performance plan, a pro rata payment of such executive officer’s 2004/2005 long-term performance target bonus based on the number of months completed (including the month in which the merger is completed) by the executive officer in the performance period in which the completion of the merger occurs and Nextel’s performance as compared to the goals for the portion of the performance period completed as of the date of the completion of the merger. The long-term target performance bonus payments have been adjusted to reflect the reduction for the portion of the bonus that was paid in February 2005, which is reflected on the table under “Nextel Annual Meeting—Executive Compensation—Summary Compensation Table” beginning on page 161.

For further information regarding the benefits payable under the 2004/2005 Long-Term Performance Plan, see “Nextel Annual Meeting—2004 Option Exercises and Long-Term Performance Plan” beginning on page 164.

(4)	Under the terms of the Change of Control Retention Bonus and Severance Pay Plan, upon termination of the executive’s employment by Nextel without cause (as defined in the change of control plan) or by the executive for good reason (also as defined in the change of control plan) within one year of a change of control, the executive will be entitled to receive a payment equal to 200% of current base salary and target bonus. Under the terms of each executive officer’s employment agreement, to the extent there is a change of control of Nextel, severance compensation and benefits payable under the employment agreement will be reduced dollar for dollar (but not below zero) by any severance compensation and benefits (but not retention bonus) payable under the change of control plan. Under the terms of Mr. Donahue’s employment agreement, any reduction would include his retention bonus payment. Each executive officer (other than Mr. Lindahl) is a party to an employment agreement with Nextel. The potential severance amount excludes the value of any potential continuing employee benefits that the executive may be entitled to under these arrangements and any additional taxes due should any amounts under these arrangements be considered an “excess parachute payment.”

For further information regarding the benefits payable following a termination of employment without cause or for good reason, see “Nextel Annual Meeting—Employment Agreements” beginning on page 164 and “Nextel Annual Meeting—Change of Control Retention Bonus and Severance Pay Plan” beginning on page 166.

(5)	Each executive officer will be entitled to the retention payment (equal to 150% of current base salary and target bonus) payable in two equal installments, upon completion of the merger and on the first anniversary of the merger, if the executive officer is still employed on the first anniversary, which, in each case, may be paid earlier if Nextel terminates the executive officer’s employment without cause (as defined in the Change of Control Retention and Severance Pay Plan) prior to either payment date.

Indemnification and Insurance

The merger agreement provides that, following completion of the merger, Sprint Nextel will indemnify and hold harmless, and provide advancement of claims-related expenses to, all past and present directors and officers of Nextel and its subsidiaries, or anyone who served at the request of Nextel or any of its subsidiaries as a director or officer of another entity, in their capacity as such, to the fullest extent permitted by law.

The merger agreement also provides that Sprint Nextel will cause to be maintained, for a period of six years after completion of the merger, the current policies of directors’ and officers’ liability insurance maintained by Nextel, or policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous, with respect to claims arising from facts or events that occurred on or before the completion of the merger, although Sprint Nextel will not be required to expend in any one year an amount in excess of 250% of the annual premiums currently paid by Nextel for directors’ and officers’ liability insurance.

Motorola Agreement

In contemplation of the signing of the merger agreement and in order to provide greater certainty to Sprint and Nextel regarding their ability to effectuate a spin-off of Sprint’s local telecommunications business after the merger on a tax-free basis, on December 14, 2004, Nextel, Motorola, Inc. and one of Motorola’s wholly-owned subsidiaries, Motorola SMR, Inc., entered into a letter agreement pursuant to which Motorola and Motorola SMR agreed not to enter into a transaction that would constitute a disposition of their shares of Nextel class B common stock or shares of Sprint Nextel non-voting common stock to be issued in the merger, which we refer to collectively as the Motorola shares. On May 16, 2005, an amendment to the letter agreement was signed wherein Motorola and Motorola SMR agreed to modify certain rights in connection with their shares of Nextel class B common stock, including the right to convert those shares to Nextel class A common stock, and agreed, as the holders of all of the shares of Nextel class B common stock, to vote their shares of Nextel class B common stock in favor of the adoption of the merger agreement and any other action required in furtherance of the merger, including the modification of the terms of the non-voting common stock in connection with the merger.

In exchange for the restrictions imposed on Motorola in the letter agreement, Nextel agreed to pay Motorola a fee of $50,000,000 on the third business day following the receipt of the necessary Sprint and Nextel stockholder approvals of the transactions contemplated by the merger agreement. In the event Motorola elects to enter into a permitted hedging or monetizing transaction before the receipt of the Sprint and Nextel stockholder approvals, Nextel has agreed to pay the fee immediately prior to Motorola entering into the permitted transaction. The consent fee may be refunded to Nextel upon the occurrence of certain events.

The restrictions imposed under the letter agreement terminate upon the earlier to occur of: (1) December 31, 2006, (2) the second business day following the spin-off, (3) the termination of the merger agreement, and (4) the second business day following the date of any event that eliminates the ability of Sprint Nextel to consummate the spin-off on a tax-free basis.

Regulatory Approvals Required for the Merger

Federal Communications Commission

Under the Communications Act of 1934, before the completion of the merger, the FCC must approve the transfer to Sprint of control of Nextel and those subsidiaries of Nextel that hold FCC licenses and authorizations. The FCC must determine whether Sprint is qualified to control these licenses and authorizations and whether the transfer is consistent with the public interest, convenience and necessity. Sprint and Nextel filed transfer of control applications with the FCC on February 8, 2005.

United States Antitrust Laws

Under the Hart-Scott-Rodino Act and the rules promulgated under that act by the FTC, the merger may not be completed until notifications have been given and information furnished to the FTC and to the Antitrust Division and the specified waiting period has been terminated or has expired. Sprint and Nextel each filed notification and report forms under the Hart-Scott-Rodino Act with the FTC and the Antitrust Division on January 21, 2005. On February 22, 2005, Sprint and Nextel each received a request for additional information from the Antitrust Division. Sprint and Nextel have certified substantial compliance with this request for information to the Antitrust Division and, unless extended, the waiting period will expire at 11:59 p.m. Eastern Time on June 6, 2005. However, once the waiting period expires, the investigation may continue while the parties are waiting for FCC approval. At any time before or after completion of the merger, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin completion of the merger or seeking divestiture of substantial assets of Sprint or Nextel. The merger agreement requires Sprint and Nextel to satisfy any conditions or divestiture requirements imposed upon them by regulatory authorities, unless the conditions or divestitures would reasonably be expected to have a material adverse effect on Sprint or Nextel. The merger also is subject to review under state antitrust laws and could be the subject of challenges by private parties under the antitrust laws.

Foreign Competition Filings

Sprint and Nextel are required to make filings with several foreign competition authorities, which filings have been made. The merger may be completed without receiving any action from these authorities on the filings, and the parties’ obligations to complete the merger are not conditioned on the filings being made or action being taken by these authorities.

Other Telecommunications Approvals

Sprint and Nextel also were required to make filings with or obtain approvals from state public utility commissions or equivalent foreign or domestic regulatory authorities in order to complete the merger. All requested state approvals have been received and all required foreign filings have been made. Each party’s obligation to complete the merger is subject to receipt of any of these approvals that, if not obtained, would reasonably be expected to materially impair Sprint’s and Nextel’s ability to achieve the overall benefits expected to be realized from the merger or provide a reasonable basis for criminal liability.

Restrictions on Sales of Shares of Sprint Nextel Securities Received in the Merger

Sprint Nextel stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, except for Sprint Nextel stock issued to any Nextel stockholder who may be deemed to be an “affiliate” of Nextel or Sprint Nextel.

Under Rule 145, former Nextel stockholders who were affiliates of Nextel at the time of the Nextel annual meeting and who are not affiliates of Sprint Nextel after the completion of the merger may sell their Sprint Nextel stock at any time subject to the volume and sale limitations of Rule 144 under the Securities Act. In addition, so long as former Nextel affiliates are not affiliates of Sprint Nextel following the completion of the merger, and a period of at least one year has elapsed after the completion of the merger, the former Nextel affiliates may sell their Sprint Nextel stock without regard to the volume and sale limitations of Rule 144 under the Securities Act if there is adequate current public information available about Sprint Nextel in accordance with Rule 144. After a period of two years has elapsed following the completion of the merger, and so long as former Nextel affiliates are not affiliates of Sprint Nextel and have not been for at least three months before any sale, they may freely sell their Sprint Nextel stock. Former Nextel stockholders who are or become affiliates of Sprint Nextel after completion of the merger will remain or be subject to the volume and sale limitations of Rule 144 under the Securities Act until they are no longer affiliates of Sprint Nextel. This joint proxy statement/prospectus does not cover resales of Sprint Nextel stock received by any person upon completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Listing of Sprint Nextel Common Stock

Before the completion of the merger, Sprint has agreed to use its reasonable best efforts to cause the shares of Sprint Nextel series 1 common stock to be issued in the merger to be authorized for listing on the NYSE, subject to official notice of issuance. Sprint Nextel series 1 common stock will trade on the NYSE under the symbol “    .”

Appraisal Rights

Under Section 262 of the DGCL, record holders of shares of Nextel class A common stock, Nextel class B common stock and Nextel preferred stock are entitled to appraisal rights as a result of the merger. We refer to those series of common and preferred stock in this joint proxy statement/prospectus collectively as the Nextel capital stock. Sprint stockholders do not have appraisal rights in connection with the merger.

The following summary of the provisions of Section 262 of the DGCL is not a complete statement of the provisions of that section and is qualified in its entirety by reference to the full text of Section 262 of the DGCL, a copy of which is attached to this joint proxy statement/prospectus as Annex I and is incorporated into this summary by reference.

Under Section 262, Nextel is required to notify each Nextel stockholder entitled to appraisal rights that appraisal rights are available at least 20 days before the meeting of stockholders. This joint proxy statement/prospectus constitutes notice to holders of Nextel capital stock of their right to exercise appraisal rights. Failure to comply with the procedures set forth in Section 262 of the DGCL, in a timely and proper manner, will result in the loss of appraisal rights.

A vote against the adoption of the merger agreement or an abstention will not constitute a demand for appraisal. Holders of Nextel capital stock wishing to exercise the right to dissent from the merger and seek an appraisal of their shares must take the following actions:

•	not vote in favor of the merger agreement, or vote against the merger agreement proposal or abstain if voting by proxy;

•	file written notice with Nextel of an intention to exercise rights of appraisal of his, her or its shares before the Nextel annual meeting; and

•	follow the procedures set forth in Section 262.

A stockholder who elects to exercise appraisal rights under Section 262 should mail or deliver a written demand to: Corporate Secretary, Nextel Communications, Inc., 2001 Edmund Halley Drive, Reston, Virginia 20191.

The fair value of Nextel capital stock will be determined by the Delaware Court of Chancery. The appraised value of the shares will not include any value arising from the merger. The shares of Nextel capital stock with respect to which holders have perfected their appraisal rights in accordance with Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to in this joint proxy statement/prospectus as the dissenting shares.

Within ten days after the effective date of the merger, Sprint Nextel must mail a notice to all stockholders who filed a written notice of their intention to exercise appraisal rights in compliance with Section 262 notifying those stockholders of the effective date of the merger. Within 120 days after the effective date of the merger, holders of dissenting shares may file a petition in the Delaware Court of Chancery for the appraisal of their shares, although they may, within 60 days after the effective date, withdraw their demand for appraisal. Within 120 days after the effective date of the merger, the holders of dissenting shares may also, upon written request, receive from Sprint Nextel a statement setting forth the aggregate number of shares with respect to which demands for appraisal have been received.

Appraisal rights are available only to the record holders of shares. If you wish to exercise appraisal rights but have a beneficial interest in shares held of record by or in the name of another person, such as a broker, bank or nominee, you should act promptly to cause the record holder to follow the procedures set forth in Section 262 to perfect your appraisal rights.

Dissenting shares lose their status as dissenting shares if:

•	the merger is abandoned;

•	the stockholder fails to make a timely written demand for appraisal;

•	neither Sprint Nextel nor the stockholder files a petition in the Delaware Court of Chancery demanding a determination of the value of the stock within 120 days after the effective date of merger; or

•	the stockholder delivers to Sprint Nextel, within 60 days after the effective date of the merger, or thereafter with the approval of Sprint Nextel, a written withdrawal of the stockholder’s demand for appraisal of the dissenting shares, although no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the court.

Failure to follow the procedures required by Section 262 of the DGCL for perfecting appraisal rights is likely to result in the loss of appraisal rights. If a holder of Nextel capital stock withdraws its demand for appraisal or has its appraisal rights terminated as described above, the holder of Nextel capital stock will only be entitled to receive the merger consideration for those shares pursuant to the terms of the merger agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

In General

The following discussion describes the material U.S. federal income tax consequences of the merger that are applicable to U.S. Holders (as defined below) of shares of Nextel capital stock and, subject to the limitations described below, constitutes the opinion of Sprint’s tax counsel, Cravath, Swaine & Moore LLP, and Nextel’s tax counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP. However, this discussion does not address all aspects of taxation that may be relevant to particular U.S. Holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In addition, this discussion does not address the tax treatment of special classes of U.S. Holders, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons holding shares of Nextel capital stock as part of a hedging or conversion transaction or as part of a “straddle,” U.S. expatriates, persons subject to the alternative minimum tax, persons who have a functional currency other than the U.S. dollar, investors in pass-through entities and Non-U.S. Holders (as defined below). This discussion does not address all issues that may be applicable to holders who acquired shares of Nextel capital stock pursuant to the exercise of options or warrants or otherwise as compensation. Furthermore, this discussion does not address any state, local or foreign tax considerations. We urge you to consult your own tax advisor as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax consequences to you of the merger.

As used herein, a “U.S. Holder” means a holder of shares of Nextel capital stock who holds those shares as capital assets within the meaning of the Code (generally, for investment purposes) and is for U.S. federal income tax purposes (1) a citizen or resident of the United States, (2) a corporation or other entity taxable as a corporation organized under the laws of the United States or any political subdivision thereof (including the states and the District of Columbia), (3) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or the trust has made a valid election under the applicable U.S. Treasury regulations to be treated as a U.S. person, or (4) an estate that is subject to U.S. federal income tax regardless of its source. As used herein, a “Non-U.S. Holder” means any holder of Nextel capital stock who is not a U.S. Holder.

This discussion is based on the Code, applicable U.S. Treasury regulations, judicial authority and administrative rulings and practice, all as of the date of this joint proxy statement/prospectus, as well as representations as to factual matters made by, among others, Nextel and Sprint. Future legislative, judicial, or administrative changes or interpretations, which may or may not be retroactive, or the failure of any such factual representation to be true, correct and complete in all material respects, may adversely affect the accuracy of the statements and conclusions described in this joint proxy statement/prospectus.

The opinions set forth herein have been rendered on the basis of factual representations and covenants (including representations and covenants regarding the absence of changes in existing facts and that the merger will be completed in accordance with this joint proxy statement/prospectus and the merger agreement) and including the representations contained in representation letters of Sprint and Nextel. All of the representations must be true and accurate in all respects as of the effective date of the registration statement and must continue to be true and accurate in all respects as of the effective time of the merger. If any of those representations are inaccurate, incomplete or untrue or any of the covenants are breached, the conclusions contained in the opinions stated herein could be affected. No ruling has been or will be sought from the IRS as to the U.S. federal income tax consequences of the merger (except in relation to any effect of the contemplated spin-off of the local telecommunications business on the tax treatment of the merger), and the opinions of counsel will not be binding on the IRS or any court. Neither Nextel nor Sprint is currently aware of any facts or circumstances that would cause any representations made by it to Cravath, Swaine & Moore LLP or Paul, Weiss, Rifkind, Wharton & Garrison LLP to be untrue or incorrect in any material respect.

The Merger

Subject to the qualifications and limitations set forth herein:

•	The merger will constitute a reorganization within the meaning of Section 368(a) of the Code and Nextel, Sprint and the Sprint subsidiary into which Nextel will merge pursuant to the terms of the merger agreement each will be a party to that reorganization within the meaning of Section 368(b) of the Code.

•	Nextel stockholders will not recognize gain or loss upon receipt of shares of Sprint Nextel capital stock in exchange for their shares of Nextel capital stock, except, in the case of holders of Nextel common stock, as discussed below under “—Tax Treatment of Per Share Cash Amounts” and under “—Tax Treatment of Cash Received Instead of Fractional Shares.”

•	The aggregate tax basis of the shares of Sprint Nextel capital stock that Nextel stockholders receive in exchange for their shares of Nextel capital stock in the merger, including fractional shares for which cash is ultimately received, will be the same as the aggregate tax basis of the shares of Nextel capital stock held by that holder, decreased, in the case of holders of Nextel common stock, by the cash amount received (other than cash received in lieu of fractional shares) and increased by the amount of gain recognized by that Nextel stockholder in the merger (other than with respect to cash received in lieu of fractional shares).

•	The holding period for shares of Sprint Nextel capital stock that Nextel stockholders receive in the merger will include the holding period of the shares of Nextel capital stock converted in the merger into the right to receive shares of Sprint Nextel capital stock.

Tax Treatment of Per Share Cash Amounts

A Nextel stockholder will recognize gain to the extent that it receives cash in exchange for its shares of Nextel common stock and the fair market value of all consideration received (including Sprint Nextel series 1 common stock or non-voting common stock) exceeds its tax basis. The amount of gain a Nextel stockholder will recognize is equal to the lesser of (1) the cash amount it receives (other than cash received in lieu of fractional shares) and (2) the sum of the cash amount (other than cash received in lieu of fractional shares) and the fair market values of the Sprint Nextel series 1 common stock or non-voting common stock it receives minus its adjusted tax basis in the shares of Nextel capital stock exchanged therefor. The gain recognized by a Nextel stockholder will be capital gain, unless the distribution of cash to such holder has the effect of the distribution of a dividend. In that case, the gain would be treated as ordinary dividend income to the extent of such holder’s ratable share of the undistributed earnings and profits of Sprint Nextel as of the date of the merger and any excess would be treated as capital gain.

In general, the determination as to whether the gain recognized by a Nextel stockholder will be treated as capital gain or dividend income depends upon whether and to what extent the transactions related to the merger will be deemed to reduce its percentage ownership of Nextel following the merger. For purposes of that determination, a stockholder is treated as if it first exchanged all of its shares of Nextel class A common stock solely for Sprint Nextel series 1 common stock, or Nextel class B common stock solely for Sprint Nextel non-voting common stock, and then Sprint Nextel immediately redeemed (the “deemed redemption”) a portion of those shares of Sprint Nextel series 1 common stock or Sprint Nextel non-voting common stock, as applicable, in exchange for the per share cash amount the stockholder actually received.

The IRS has ruled that a minority stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs qualifies for capital gain treatment if that stockholder has a relatively minor reduction in its percentage of stock ownership as a result of the redemption. As a result, a holder of a minimal percentage interest in Nextel capital stock that does not also own any Sprint capital stock before the merger should qualify for capital gain treatment. Each stockholder is urged to consult its tax advisor with respect to this determination.

If a Nextel stockholder’s receipt of cash has the effect of the distribution of a dividend under the foregoing rules, recognized gain will be treated as dividend income only to the extent of its ratable share of the undistributed earnings and profits of Sprint Nextel.

Tax Treatment of Cash Received Instead of Fractional Shares

If a Nextel stockholder receives cash instead of a fractional share of Sprint Nextel series 1 common stock or non-voting common stock, that stockholder will recognize gain or loss equal to the difference, if any, between its tax basis in the fractional share (as described above) and the amount of cash received. The gain or loss generally will constitute capital gain or loss if the holding period in the shares of Nextel capital stock surrendered in the merger is greater than 12 months as of the date of the merger.

Nextel stockholders who exercise appraisal rights with respect to their shares of Nextel capital stock and receive payment for those shares in cash generally will recognize gain or loss, measured by the difference between the amount of cash received and the stockholder’s adjusted tax basis in such shares. Nextel stockholders who exercise appraisal rights with respect to the merger are urged to consult their own tax advisors.

Backup Withholding

Non-corporate holders of Nextel class A common stock may be subject to backup withholding on cash payments received. Backup withholding will not apply, however, to a stockholder who furnishes a correct taxpayer identification number and certifies, under penalties of perjury, that it is not subject to backup withholding on a Form W-9, and otherwise complies with applicable requirements of the backup withholding rules, or is a corporation or otherwise exempt from backup withholding and, when required, demonstrates this fact.

A stockholder who fails to provide the correct taxpayer identification number on Form W-9 may be subject to penalties imposed by the IRS. Sprint Nextel will provide a Form W-9 to each Nextel stockholder after the merger. Any amount withheld under these rules will be creditable against the stockholder’s federal income tax liability.

Reporting Requirements

Each Nextel stockholder will be required to attach a statement to its tax return for the taxable year in which the merger is completed that contains the information set forth in Section 1.368-3(b) of the U.S. Treasury regulations. The statement must include the stockholder’s tax basis in the Nextel capital stock surrendered and a description of the Sprint capital stock and cash received in the merger.

Opinions Regarding Tax Treatment to be Delivered at the Time of Completion of the Merger

Sprint and Nextel have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Sprint’s and Nextel’s respective obligations to complete the merger that, at the time of completion of the merger, it receive an opinion from Cravath, Swaine & Moore LLP, counsel to Sprint, or Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Nextel, as applicable, that, based on the factual representations and covenants set forth or referred to therein, the merger will so qualify.

THE MERGER AGREEMENT

The following discussion summarizes material provisions of the merger agreement, a composite copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as well as this joint proxy statement/prospectus, before making any decisions regarding the merger.

Form and Effective Time of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, at the effective time of the merger, Nextel will merge with and into S-N Merger Corp., a wholly owned Delaware subsidiary of Sprint. S-N Merger Corp. will survive the merger as a wholly owned subsidiary of Sprint, and Sprint will be renamed Sprint Nextel upon completion of the merger. At Sprint’s election, any direct or indirect wholly owned entity may be substituted for S-N Merger Corp. as a constituent corporation in the merger.

The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be agreed upon by Sprint and Nextel and as specified in the certificate of merger. The filing of the certificate of merger will occur as soon as practicable after the conditions to completion of the merger have been satisfied or waived.

Consideration to be Received in the Merger

Nextel Common Stock

•

Nextel Class A Common Stock. At the completion of the merger, each outstanding share of Nextel class A common stock will be converted into the right to receive (1) a number of shares of Sprint Nextel series 1 common stock equal to the stock exchange ratio, as described below (together with the associated preferred stock purchase rights under Sprint’s rights agreement), and (2) the per share cash amount, which will be an amount in cash equal to the cash ratio, as described below, multiplied by the average of the per share closing sales price of shares of Sprint series 1 common stock on the NYSE during the 20 trading day period ending on (and including) the date of completion of the merger. The merger agreement provides that the stock exchange ratio will be 1.28 and the cash ratio will be 0.02, subject to adjustment. As of the date of completion of the merger, the stock exchange ratio and the cash ratio will be proportionally adjusted, which we refer to as the exchange ratio adjustment, so that (1) the holders of Nextel capital stock will receive in the merger, in the aggregate, capital stock of Sprint Nextel representing the maximum amount: (a) that does not exceed 49.9% of the total combined voting power of all classes of Sprint Nextel capital stock (which means one vote per share for the series 1 common stock, 10% of one vote per share for the series 2 common stock, zero votes per share for the Sprint Nextel non-voting common stock, and, in the case of each share of Sprint Nextel seventh series preferred stock, the aggregate voting power of the shares of series 1 common stock or series 2 common stock, as the case may be, into which that share of seventh series preferred stock is convertible immediately following the date of completion of the merger, and, in the case of each share of Sprint Nextel ninth series preferred stock, the aggregate voting power of the shares of series 1 common stock into which that share of Sprint Nextel ninth series preferred stock is convertible immediately following the completion of the merger) issued and outstanding (which excludes any Sprint Nextel capital stock held by Sprint Nextel in treasury or by any consolidated subsidiary of Sprint Nextel and any shares of Sprint Nextel capital stock issuable pursuant to any options, derivatives, convertible instruments (other than the Sprint Nextel ninth series preferred stock to the extent provided above) or other equity-linked securities) immediately following the completion of the merger; and (b) that permits Sprint and Nextel (after consultation with outside counsel) each to confirm that, despite the issuance of Sprint Nextel capital stock in the merger, Section 355(e) of the Code (substituting 49.9% for 50% whenever applicable in that section) will not apply to the spin-off of Sprint’s local telecommunications business, taking into account any applicable regulation, ruling, pronouncement or other administrative guidance from the IRS or the U.S. Treasury and the factors and adjustments listed below, and (2) subject to the cash limit described below, the sum of the stock exchange ratio and the cash ratio will be 1.3. See “Contemplated Spin-off of Local Telecommunications Business—Tax Matters Related to the Spin-off” beginning on page 98.

•	Nextel Class B Common Stock. At the completion of the merger, each outstanding share of Nextel class B common stock will be converted into the right to receive (1) a number of shares of Sprint Nextel non-voting common stock equal to the stock exchange ratio (together with the associated preferred stock purchase rights under Sprint’s rights agreement) and (2) the same per share cash amount as is payable with respect to the Nextel class A common stock. The stock exchange ratio and the per share cash amount will be determined at the completion of the merger as described above. The Sprint Nextel non-voting common stock will be created in connection with the merger.

•	Cash Limit. The aggregate amount of cash payable by Sprint to holders of Nextel common stock (other than for fractional shares) will not exceed $2.8 billion, which we refer to as the cash limit. If the aggregate of the per share cash amounts payable to holders of Nextel common stock after adjustment of the stock exchange ratio and the cash ratio as described above would exceed the cash limit, the per share cash amount will be reduced as necessary so that the aggregate amount of cash payable by Sprint does not exceed the cash limit. In that event, the stock exchange ratio will nevertheless be reduced as described above, and the sum of the stock exchange ratio and the cash ratio would be less than 1.3 and the aggregate value of the consideration received with respect to each share of Nextel common stock would be less than the value of 1.3 shares of Sprint Nextel common stock. If, however, the aggregate of the per share cash amount would exceed the cash limit as a result of a change in law or guidance from the IRS or the U.S. Treasury, no cash will be paid to holders of Nextel common stock, the stock exchange ratio will be 1.3, and Sprint and Nextel will not be obligated to, and anticipate that they would not, pursue the spin-off of the resulting company’s local telecommunications business as described below under “Contemplated Spin-off of Local Telecommunications Business” beginning on page 97.

In connection with the exchange ratio adjustment, each of Sprint and Nextel will base the confirmation under Section 355(e) of the Code, as described above, on all the facts and circumstances existing on the date of completion of the merger (including facts and circumstances relating to periods after that date that may arise from facts and circumstances existing on that date, which we refer to as post-merger facts), including the following:

•	the number and voting rights of the shares of Sprint and Nextel capital stock actually outstanding, for U.S. federal income tax purposes, immediately prior to the completion of the merger (excluding shares of Sprint capital stock held by or on behalf of Sprint or any of Sprint’s subsidiaries, including pursuant to a “rabbi trust” arrangement);

•	any restrictions on the transfer, conversion or voting of shares of capital stock of Sprint or Nextel in effect at the completion of the merger;

•	any change in law or official or unofficial administrative guidance from the IRS or the U.S. Treasury;

•	overlapping ownership of Sprint and Nextel as determined under Section 355(e)(3)(A)(iv) of the Code, but only to the extent actually established (based on satisfactory documentation) as of the date of completion of the merger or otherwise permitted to be taken into account under an applicable IRS letter ruling or as mutually determined by the parties; and

•	any change in a material relevant fact (including either party’s knowledge of preexisting relevant facts), or a new relevant fact, occurring before completion of the merger.

Except with the consent of Nextel, the confirmation by Sprint may not take into account post-merger facts that are not determinable at the time of completion of the merger, to the extent that taking those post-merger facts into account would cause the aggregate per share cash amounts payable by Sprint Nextel to the holders of Nextel common stock to exceed the cash limit. For a description of Section 355(e) of the Code and tax matters related to the spin-off generally, see “Contemplated Spin-off of Local Telecommunications Business—Tax Matters Related to the Spin-off” beginning on page 98.

Illustration of Adjustments to Merger Consideration

Based on outstanding share numbers and other facts as of April 29, 2005 and using the following assumptions, the stock exchange ratio would be 1.2769, the cash ratio would be .0231 and the aggregate cash merger consideration would be approximately $600 million:

•	the average of closing sales prices of Sprint series 1 common stock for the 20 trading days ending on (and including) the date of completion of the merger is $22.74 (which was the closing sales price of Sprint series 1 common stock on May 19, 2005);

•	Nextel’s preferred stock is assumed to be fully converted into Nextel class A common stock;

•	Nextel’s class B common stock is deemed not converted into class A common stock based on the agreement reached with Motorola described above;

•	none of Sprint’s series 2 common stock is deemed converted into Sprint series 1 common stock; and

•	overlapping ownership of no less than approximately .3% of the outstanding shares of each of the Sprint series 1 common stock and the Nextel class A common stock immediately prior to the merger will be established to the satisfaction of Sprint and Nextel.

Adjustments to the Stock Exchange Ratio and Cash Ratio

Because the adjustments to the stock exchange ratio and cash ratio are designed to ensure that former holders of Nextel capital stock will acquire no more than 49.9% of Sprint Nextel capital stock for accounting or tax purposes, issuance of Sprint and Nextel capital stock pursuant to the exercise of employee stock options and conversion of non-voting securities into voting common stock before the merger is completed, among other factors, would result in adjustments to the stock exchange ratio and cash ratio.

Generally, if relatively more shares of Nextel common stock than Sprint common stock are issued pursuant to the exercise of employee stock options, the stock exchange ratio would be adjusted lower and the cash ratio higher, subject to the $2.8 billion cash limit. Conversely, generally, if relatively more shares of Sprint common stock than Nextel common stock are issued pursuant to the exercise of employee stock options, the stock exchange ratio would be adjusted higher and the cash ratio lower, up to a maximum stock exchange ratio of 1.3 with no cash.

        Assuming a $29.05 trading price of Nextel class A common stock (the closing price as of May 19, 2005) and normal course option grants before the date of completion of the merger, employee stock options exercisable for about 41.9 million shares of Nextel class A common stock would be expected to be “in-the-money” and exercisable before August 31, 2005, which we assume for this purpose will be the date that the merger is completed. “In-the-money” means that the exercise price under the option is below that trading price. No options exercisable for shares of Nextel class A common stock are scheduled to expire before August 31, 2005. However, employee stock options would expire by their terms when an employee leaves the company.

Assuming a $22.74 trading price for Sprint series 1 common stock (the closing price as of May 19, 2005) and normal course option grants before the date of completion of the merger, employee stock options exercisable for about 54.1 million shares of Sprint series 1 common stock would be expected to be in-the-money and exercisable before August 31, 2005. No options exercisable for shares of Sprint series 1 common stock are scheduled to expire before August 31, 2005. However, employee stock options would expire by their terms when an employee leaves the company.

Conversion of low-voting or non-voting shares into voting shares could also affect the adjustment. Each share of Sprint’s series 2 common stock has 1/10th of a vote but converts into series 1 common stock with full voting rights upon a sale by the holder to a non-cable holder and in certain other circumstances. Nextel’s class B common stock is non-voting but converts to voting class A common stock if sold by its current holder, Motorola.

Nextel has entered into an agreement with Motorola in which Motorola agreed not to dispose of its class B common stock in a transaction or exercise other rights that would result in conversion of the Nextel class B common stock into class A common stock. See “The Merger—Motorola Agreement” beginning on page 74.

The adjustments to the stock exchange ratio and cash ratio for issuance of shares pursuant to employee stock options and conversion of low-voting or non-voting securities and the other adjustments required pursuant to the merger agreement as described above will affect only the allocation of the merger consideration between cash and stock because the sum of the stock exchange ratio and the cash ratio will always be 1.3, subject to the $2.8 billion cash limit. If the adjustments to the ratio and increases in the trading prices of Sprint series 1 common stock caused the total cash merger consideration to exceed the $2.8 billion cash limit, unless the adjustments are a result of a change in law or guidance from the IRS or the U.S. Treasury, the cash ratio would be decreased without a corresponding increase in the stock exchange ratio and the total value of the consideration received with respect to each share of Nextel common stock would be less than the value of 1.3 Sprint Nextel common shares.

$2.8 Billion Cash Limit

We believe that it is unlikely that the cash limit will be implicated unless market prices for Sprint series 1 common stock increase substantially. Increases in market prices of Sprint series 1 common stock are relevant because the amount of cash consideration is determined by multiplying the cash ratio by the trading prices of Sprint series 1 common stock for the 20 trading days ending on (and including) the date of completion of the merger. The level at which these market price increases would implicate the cash limit depends on the extent to which other factors described in this section result in more or less total cash consideration. A key factor in determining whether the market price increases would implicate the cash limit is the extent to which exercises of Nextel employee stock options are disproportionate to exercises of Sprint employee stock options.

Disproportionate stock option exercises should not, in the absence of other factors, cause the cash limit to be implicated. To illustrate, if market prices remain at or below their current levels and assuming no other material adjustments are required other than those described in the first paragraph above under “—Illustration of Adjustments to Merger Consideration,” we do not believe that the total cash consideration would exceed $2.8 billion even if 100% of the in-the-money Nextel employee stock options expected to be outstanding at August 31, 2005 were exercised and no in-the-money Sprint employee stock options were exercised.

Assuming that there were no disproportionate exercises of employee stock options of Sprint and Nextel that resulted in an adjustment to the stock exchange and cash ratios (and assuming for this purpose that no adjustments are required other than those described in the first paragraph above under “—Illustration of Adjustments to Merger Consideration” and that the number of outstanding Nextel common shares has increased to approximately 1,160 million shares from 1,130 million shares), the total cash merger consideration would not exceed $2.8 billion unless and until Sprint series 1 common stock trades higher than $104 per share for the 20 trading days ending on (and including) the date of completion of the merger. In those circumstances, the value of the merger consideration per Nextel common share at $104 per share of Sprint series 1 common stock would be $135, consisting of $133 in Sprint Nextel shares and $2 in cash.

Adjustments to the stock exchange and cash ratios may also be required under the merger agreement if there are changes in law or guidance from the IRS or the U.S. Treasury that are relevant to the requirements that must be met in order to preserve the tax-free nature of the contemplated spin-off of Sprint Nextel’s local telecommunications business. If, however, adjustments due to these changes would cause the cash limit to be exceeded, the stock exchange ratio would be 1.3 and the cash ratio would be zero, and the parties would not be obligated to, and it is anticipated that they would not, pursue the spin-off.

As described above, the merger agreement also provides that any change in a material relevant fact (including either party’s knowledge of preexisting relevant facts), or a new relevant fact, occurring before the completion of the merger will be taken into account in Sprint’s and Nextel’s confirmations under Section 355(e) of the Code. As of the date of this joint proxy statement/prospectus, we are not aware of any fact that, taken together with known facts, would result in adjustments to the stock exchange and cash ratios that would cause the total cash merger consideration to be in excess of the cash limit.

Nextel Preferred Stock

At the completion of the merger, each share of Nextel preferred stock will be converted into one share of Sprint Nextel ninth series preferred stock having substantially the same terms as a share of Nextel preferred stock so converted. The Sprint Nextel ninth series preferred stock will be created in connection with the merger. All outstanding shares of Nextel preferred stock are redeemable and are expected to be redeemed or converted prior to completion of the merger. If the Nextel preferred stock is redeemed or converted prior to the completion of the merger, no shares of Sprint Nextel ninth series preferred stock will be issued in the merger.

Fractional Shares

Holders of Nextel common stock will receive cash for any fractional shares which they might otherwise receive in the merger based on the closing price of Sprint series 1 common stock on the NYSE on the date the merger is completed.

Procedures for Exchange of Certificates

The conversion of each share of Nextel capital stock into the applicable series or class of Sprint Nextel capital stock, as described above under “—Consideration to be Received in the Merger,” will occur automatically at the completion of the merger. At or before completion of the merger, Sprint and Nextel will engage an exchange agent to handle the exchange of Nextel common stock certificates for Sprint Nextel stock certificates and the payment of cash in the merger. As soon as practicable after the merger, the exchange agent will send a transmittal letter to each former holder of Nextel common stock. The transmittal letter will contain instructions with respect to obtaining the merger consideration in exchange for shares of Nextel stock. Nextel stockholders should not send stock certificates with the enclosed proxy.

After completion of the merger, each certificate that previously represented shares of Nextel common stock will represent only the right to receive the applicable merger consideration as described above under “—Consideration to be Received in the Merger,” including the per share cash amount and cash for any fractional shares of Sprint Nextel common stock, or the right to receive cash for the fair value of those shares for which appraisal rights have been perfected. After completion of the merger, each certificate that previously represented shares of Nextel preferred stock will not be exchanged and will represent the number of shares of Sprint Nextel ninth series preferred stock into which it converted as described above under “—Consideration to be Received in the Merger;” however, Nextel preferred stockholders may exchange their Nextel preferred stock certificates for new certificates reflecting the Sprint Nextel name after completion of the merger.

Nextel stockholders have the right to dissent from the merger and seek appraisal of their shares. In order to assert dissenters’ rights, Nextel stockholders must comply with the requirements of Delaware law as described under “The Merger—Appraisal Rights” beginning on page 76.

None of Nextel, Sprint, the exchange agent, or any other person will be liable to holders of shares of Nextel common stock for any amount delivered in good faith to a public official under applicable abandoned property, escheat or similar laws.

After completion of the merger, Nextel will not register any transfers of the shares of Nextel capital stock. Sprint stockholders need not exchange their stock certificates; however, Sprint stockholders may exchange their Sprint stock certificates for new stock certificates reflecting the Sprint Nextel name after completion of the merger.

Representations and Warranties

The merger agreement contains customary representations and warranties made by Sprint and Nextel to each other. The representations and warranties of Sprint and Nextel are qualified in their entirety by the information filed by such party with the SEC between January 1, 2004 and December 8, 2004, excluding any risk factor disclosure in such filings (which filings are available without charge at the SEC’s website, www.sec.gov). These representations and warranties relate to, among other things:

•	corporate organization and similar corporate matters;

•	subsidiaries;

•	capitalization;

•	authorization, execution, delivery, performance and enforceability of, and required consents, approvals, orders and authorizations of governmental entities relating to, the merger agreement and related matters;

•	documents filed with the FCC and the SEC and the accuracy of information contained in those documents;

•	financial statements and the absence of undisclosed liabilities;

•	payment of fees of brokers, investment bankers, finders and financial advisors;

•	absence of a material adverse effect since September 30, 2004;

•	operation in the ordinary course of business between September 30, 2004 and the date of the merger agreement;

•	legal proceedings;

•	filing of tax returns, payment of taxes and other tax matters;

•	matters relating to employees, the Employee Retirement Income Security Act of 1974 and employment agreements;

•	internal controls;

•	licenses, compliance with applicable laws and agreements with regulatory agencies;

•	certain material contracts;

•	environmental matters;

•	satisfaction of state takeover statutes’ requirements in Kansas and Delaware, as applicable, and, in the case of Sprint, its rights agreement;

•	receipt of fairness opinions from financial advisors;

•	the accuracy of information supplied in connection with this joint proxy statement/prospectus and the registration statement of which it is a part; and

•	affiliate transactions.

Conduct of Business Pending the Merger

Under the merger agreement, each of Sprint and Nextel has agreed that, from the date of the merger agreement until the completion of the merger, except as expressly contemplated or permitted by the merger agreement, it will, and will cause each of its subsidiaries to, conduct its business in the ordinary course in all material respects, use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, retain the services of its officers and key employees and take no action that would prohibit or materially impair or delay the ability of either party to obtain any necessary approvals of any regulatory agency or other governmental entity required for the merger or the contemplated spin-off.

In addition, each of Sprint and Nextel has agreed that, from the date of the merger agreement until the completion of the merger, subject to certain exceptions, neither it nor any of its subsidiaries may without the consent of the other party:

•	other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness incurred to refinance existing indebtedness or pursuant to its existing revolving credit facility (or, in the case of Sprint, its accounts receivable asset securitization facilities), or any renewal or refinancing thereof), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance;

•	adjust, split, combine or reclassify any of its capital stock;

•	make, declare or pay any dividend, or make any other distribution on, or redeem or acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except dividends paid on preferred stock outstanding on the date of the merger agreement, purchases in connection with certain options and stock-based awards or, in the case of Sprint, dividends paid on preferred stock issued under its rights agreement or regular quarterly dividends with respect to shares of Sprint common stock;

•	grant any stock appreciation right or any right to acquire any shares of its capital stock, other than (1) in the case of Sprint, under its rights agreement, (2) regular stock option grants or grants in connection with other stock-based awards under its stock plans, grants to newly-hired employees or grants in connection with employee promotions, in each case consistent with past practice under its stock plans, or (3) pursuant to certain other benefit plans or employment agreements as in effect on the date of the merger agreement;

•	issue any additional shares of capital stock or voting debt or any securities convertible into or exchangeable for, or any warrants or options to acquire, any such shares or voting debt, except (1) pursuant to the exercise of stock options or the satisfaction of any stock-based awards, in each case outstanding as of the date of the merger agreement or issued thereafter as permitted by the merger agreement, (2) in the case of Sprint, under its rights agreement, (3) pursuant to certain other plans as in effect on the date of the merger agreement, or (4) upon the conversion of convertible securities outstanding as of the date of the merger agreement;

•	increase, decrease, change or exchange any preferred stock or, in the case of Sprint only, Sprint series 2 common stock, in each case for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, except as required by the terms thereof as in effect on the date of the merger agreement;

•

other than in the ordinary course of business consistent with past practice, or as required to comply with applicable law or a benefit plan as in effect on the date of the merger agreement or a collective bargaining agreement or certain other agreements, (1) increase the wages, salaries, compensation, bonus, pension or other benefits or perquisites payable to any officer or employee, (2) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any officer or employee, (3) pay any bonus, (4) adopt, enter into, terminate or amend in any material respect any benefit plan or any collective bargaining agreement, other than the entry into of employment agreements with newly hired or promoted non-executive employees and, in the case of Sprint, the renewal or replacement of collective bargaining or similar agreements with respect to employees of the local telecommunications business, (5) enter into certain related party transactions, or (6) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any benefit plan;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets, or cancel, release or assign any material indebtedness or any material claims held by it or any of its subsidiaries, other than in the ordinary course of business consistent with past practice;

•	enter into any material new line of business;

•	make any acquisition or investment or make any capital expenditures, other than acquisitions of assets used in its operations in the ordinary course of business, or acquisitions, investments and capital expenditures not in excess of certain specified amounts;

•	amend its organizational documents or, in the case of Sprint, amend its rights agreement, or otherwise take any action to exempt any person or any action taken by any person from any takeover statute or similarly restrictive provisions of its organizational documents or, in the case of Sprint, its rights agreement;

•	settle any material claim, action or proceeding, except in the ordinary course of business or to the extent covered by existing reserves;

•	take any action that is intended or would be reasonably likely to result in any of the conditions to the merger not being satisfied, except as required by applicable law;

•	implement or adopt any material change in its tax accounting or financial accounting policies, practices or methods, except as required by applicable law, U.S. generally accepted accounting principles or regulatory guidelines;

•	other than in the ordinary course of business and other than the renewal or refinancing of existing credit facilities or other indebtedness, amend in any material respect, waive any of its material rights under, or enter into, any material contract; or

•	agree or commit to take any of the actions described above.

Reasonable Best Efforts; Other Agreements

Each of Sprint and Nextel has agreed to use its reasonable best efforts to:

•	take all actions necessary, proper or advisable to comply promptly with all legal requirements with respect to the merger and to consummate the transactions contemplated by the merger agreement as soon as practicable;

•	obtain, and cooperate with the other party to obtain, any consent, authorization, order or approval of, or any exemption by, any governmental entity or third party that is required in connection with the merger;

•	promptly prepare and file all documentation to effect all applications, notices, petitions and filings to obtain as promptly as practicable all permits, consents, approvals and authorizations that are necessary or advisable to complete the merger and comply with the terms and conditions of all those permits, consents, approvals and authorizations;

•	contest and resist any administrative or judicial action or proceeding, including any proceeding by a private party, that is instituted, or threatened to be instituted, challenging any transaction contemplated by the merger agreement; and

•	have vacated, lifted, reversed or overturned any judgment, injunction or other order that is in effect and that prohibits, prevents or restricts the completion of the merger and to have any statute, rule, regulation or injunction that is in effect and that would make the merger illegal or would otherwise prohibit or materially impair or delay the completion of the merger repealed, rescinded or made inapplicable.

The merger agreement provides that neither Sprint nor Nextel is required to agree to or effect any divestiture or take any other action if doing so would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Sprint or Nextel.

The merger agreement also provides that Sprint and Nextel will consult with each other with respect to obtaining all permits, consents, approvals and authorizations necessary or advisable to complete the merger and will keep each other apprised of the status of matters relating to completion of the merger and communications relating to the merger and the contemplated spin-off of the local telecommunications business.

Before the completion of the merger, Sprint has agreed to use its reasonable best efforts to cause the shares of Sprint Nextel series 1 common stock to be issued in the merger to be authorized for listing on the NYSE, subject to official notice of issuance.

Conditions to Completion of the Merger

Each party’s obligation to effect the merger is subject to the satisfaction or waiver of various conditions at or prior to the time of completion of the merger, which include the following:

•	receipt of the approval of the holders of capital stock of Nextel and Sprint required for the completion of the merger, and filing of the amended and restated articles of incorporation in the form attached as Annex G with the Secretary of State of the State of Kansas;

•	expiration or termination of the waiting period applicable to the merger under the Hart-Scott-Rodino Act;

•	receipt of the authorization from the FCC required to complete the merger;

•	receipt of all approvals, if any, of state public service or public utility commissions, except where the failure to obtain those approvals would not, individually or in the aggregate, reasonably be expected to (1) materially impair Sprint’s and Nextel’s ability to achieve the overall benefits expected to be realized from the merger or (2) provide a reasonable basis to conclude that Sprint or Nextel or their respective directors or officers would be subject to the risk of criminal liability;

•	no order, injunction or decree preventing the completion of the merger being in effect, and no laws having been enacted or promulgated by any governmental entity having the effect of prohibiting the merger or making it illegal;

•	the authorization for listing on the NYSE, subject to official notice of issuance, of the shares of Sprint Nextel series 1 common stock to be issued to holders of Nextel class A common stock; and

•	the registration statement, of which this joint proxy statement/prospectus is a part, having been declared effective by the SEC under the Securities Act and not being the subject of any stop order or threatened or pending proceedings seeking a stop order.

In addition, each party’s obligation to effect the merger is further subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the other party regarding the capital structure, authority, non-contravention of laws, absence of conflicts, breaches and defaults, state takeover laws and, in the case of Sprint, its rights agreement set forth in the merger agreement being true and correct in all material respects on the date of the merger agreement and on the date on which the merger is to be completed as if made as of that date or, if these representations and warranties expressly relate to an earlier date, then as of that earlier date;

•	the other representations and warranties of the other party set forth in the merger agreement being true and correct on the date of the merger agreement and on the date on which the merger is to be completed as if made as of that date or, if these representations and warranties expressly relate to an earlier date, then as of that earlier date, except where the failure of these representations and warranties to be true and correct, without giving effect to any limitation as to “materiality” or “material adverse effect,” individually or in the aggregate, does not have, and would not be reasonably expected to have, a material adverse effect on the party making the representations and warranties;

•	the other party to the merger agreement having performed in all material respects all obligations required to be performed by it under the merger agreement at or before the date on which the merger is to be completed;

•	with respect to Sprint’s obligation to effect the merger, Sprint having received from Cravath, Swaine & Moore LLP an opinion, dated as of the date on which the merger is to be completed, to the effect that (1) the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (2) Sprint, S-N Merger Corp. and Nextel each will be a “party” to that reorganization within the meaning of Section 368(b) of the Code; and

•	with respect to Nextel’s obligation to effect the merger, Nextel having received from Paul, Weiss, Rifkind, Wharton & Garrison LLP an opinion, dated as of the date on which the merger is to be completed, to the effect that (1) the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (2) Sprint, S-N Merger Corp. and Nextel each will be a “party” to that reorganization within the meaning of Section 368(b) of the Code.

The merger agreement provides that a “material adverse effect” means, when used with respect to Sprint or Nextel, any change, effect, event, occurrence or state of facts that has had or would be reasonably expected to have a material adverse effect on (1) the ability of Sprint or Nextel, as the case may be, to complete the merger in the manner contemplated by the merger agreement or (2) the business, results of operations or financial condition of that company and its subsidiaries, taken as a whole, other than any effects resulting from:

•	changes after the date of the merger agreement in U.S. generally accepted accounting principles or the accounting rules and regulations of the SEC;

•	changes in or relating to the U.S. economy or U.S. financial, credit or securities markets in general and which do not affect Sprint or Nextel, as the case may be, to a materially disproportionate degree relative to other entities operating in those markets; or

•	changes in or relating to the industries in which Sprint or Nextel, as the case may be, operates or the markets for its products or services in general and which do not affect Sprint or Nextel, as the case may be, to a materially disproportionate degree relative to other entities operating in those industries or serving those markets.

The merger agreement provides that any or all of the conditions described above may be waived, in whole or in part, by Sprint or Nextel, to the extent legally allowed. Neither Sprint nor Nextel currently expects to waive any material condition to the completion of the merger. If either Sprint or Nextel determines to waive any condition to the merger that would result in a material and adverse change in the terms of the merger to Nextel or Sprint stockholders (including any change in the tax consequences of the transaction to Nextel stockholders) proxies would be resolicited from the Sprint or Nextel stockholders.

No Solicitation

In the merger agreement, each of Sprint and Nextel has agreed that it will not directly or indirectly:

•	solicit, initiate, encourage or facilitate (including by furnishing information), or take any other action designed to facilitate, any “acquisition proposal,” as described below; or

•	participate in any discussions or negotiations regarding, or furnish to any person any information in connection with, an acquisition proposal.

There is an exception if, at any time before the date that the vote required to be obtained from its stockholders in connection with the merger has been obtained, Sprint’s or Nextel’s board of directors determines in good faith that an acquisition proposal that did not result from a breach of the “no solicitation” provision described above constitutes or is reasonably likely to lead to a “superior proposal,” as described below. Subject to providing prior or contemporaneous notice to the other party of its decision to take that action and entering into a confidentiality agreement containing confidentiality terms substantially similar to those of the confidentiality agreement between Sprint and Nextel, Sprint or Nextel may:

•	furnish information to any person making any such acquisition proposal and

•	enter into discussions with any such person.

The merger agreement provides that:

•	the term “acquisition proposal” means any inquiry or proposal regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of tender offer or exchange offer) or similar transaction that, if completed, would constitute an “alternative transaction,” which means (1) a transaction in which any third person (or group of persons), other than the other party to the merger agreement or its affiliates, acquires or would acquire more than 20% of the outstanding shares of common stock or the outstanding voting power of Nextel or Sprint, as applicable, whether from such party, by tender offer, exchange offer or otherwise, (2) a merger (other than the merger to which this joint proxy statement/prospectus relates), share exchange, consolidation, business combination, recapitalization or any other transaction involving Nextel or Sprint, as applicable, in which any third person (or group of persons), other than the other party to the merger agreement or its affiliates, that is a party to such transaction, or its stockholders, owns or would own more than 20% of the outstanding shares of common stock or the outstanding voting power of the applicable party or, if applicable, the parent entity resulting from any such transaction, or (3) a transaction in which any third person (or group of persons), other than the other party to the merger agreement or its affiliates, acquires or would acquire more than 20% of the fair market value of all the assets of that party and its subsidiaries, taken as a whole; and

•	the term “superior proposal” means a bona fide written proposal or offer made by a third person or group of persons to consummate (1) a merger, share exchange, consolidation, business combination or similar transaction pursuant to which the stockholders of Sprint or Nextel, as the case may be, would hold less than 50% of the outstanding shares of common stock of, and less than 50% of the outstanding voting power of, Sprint or Nextel, as the case may be, or the parent entity resulting from that transaction immediately upon completion of the transaction, (2) the acquisition by any third person or group of persons of more than 50% of the outstanding shares of common stock of, and more than 50% of the outstanding voting power of, Sprint or Nextel, as the case may be, or (3) the acquisition by any third person or group of persons of more than 50% of the fair market value of all the assets of Sprint or Nextel, as the case may be, and its subsidiaries, taken as a whole, in each case that the relevant board of directors of Sprint or Nextel determines in good faith to be more favorable from a financial point of view to its stockholders than the merger.

The merger agreement also provides that, except as described below, the board of directors of Sprint or Nextel may not:

•	withdraw or modify in a manner adverse to the other party its recommendation of, in the case of Nextel, the merger or the merger agreement or, in the case of Sprint, the adoption of the Sprint Nextel amended and restated articles of incorporation or the issuance of shares of Sprint capital stock in the merger;

•	recommend the approval of any acquisition proposal; or

•	resolve, agree or propose publicly to take any of those actions (we refer to any of the foregoing actions as an “adverse recommendation”).

In addition, except as described below, the board of directors of Sprint or Nextel may not approve, adopt or recommend, or cause or permit Sprint or Nextel, as the case may be, to enter into any letter of intent, agreement or obligation with respect to, any acquisition proposal.

Notwithstanding these provisions, however, at any time before the vote required to be obtained from its stockholders in connection with the merger has been obtained, if Sprint’s or Nextel’s board of directors, in the exercise of its fiduciary duties, determines in good faith that to do otherwise would be inconsistent with its fiduciary duties under applicable law, that board of directors may (1) make an adverse recommendation and (2) in response to a superior proposal that did not result from a breach of the “no solicitation” provisions described above, terminate the merger agreement in order to accept a superior proposal. Before terminating the merger agreement, that party must provide written notice to the other party advising the other party that it has received a superior proposal, specifying the material terms and conditions of the superior proposal and indicating that its board of directors intends to consider whether to terminate the merger agreement to accept the superior proposal. If, after the third business day after the other party’s receipt of this written notice, the other party has not made an offer that the board of directors determines to be at least as favorable from a financial point of view to its stockholders as the superior proposal, that board of directors may terminate the merger agreement.

The merger agreement also provides that each party will promptly advise the other party of the receipt of any acquisition proposal or any request for non-public information or access to its properties, books or records by any person that informs its board of directors that it is considering making an acquisition proposal, the identity of the person making the acquisition proposal or request and the material terms of any acquisition proposal. Each party will keep the other informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any acquisition proposal or request and will provide to the other party copies of all correspondence and other written material sent or provided to such party from any third person in connection with any acquisition proposal.

Termination Events; Termination Fee Required

The merger agreement provides that it may be terminated by the parties and, in the circumstances described below, may require one company to pay a $1.0 billion termination fee to the other. Specifically, the merger agreement may be terminated at any time before the completion of the merger, whether before or after the stockholder approvals have been obtained:

•	by the Sprint board of directors or the Nextel board of directors, if the Sprint stockholders fail to adopt the amended and restated articles of incorporation and approve the issuance of shares of Sprint Nextel capital stock pursuant to the merger agreement;

•	Termination Fee Payable by Sprint: Sprint must pay Nextel a $1.0 billion termination fee if Sprint or Nextel terminates the merger agreement for the reason described above, and an acquisition proposal with respect to Sprint has been made to Sprint or its stockholders or has been publicly announced or otherwise become publicly known after December 15, 2004, and within 12 months after the termination of the merger agreement, Sprint or any of its subsidiaries enters into a definitive agreement providing for an alternative transaction that would result in the acquisition of more than 50% of the outstanding shares of common stock or the outstanding voting power of Sprint or of the fair market value of all the assets of Sprint and its subsidiaries, taken as a whole, or any such acquisition is completed;

•	by the Sprint board of directors or the Nextel board of directors, if the Nextel stockholders fail to adopt the merger agreement;

•

Termination Fee Payable by Nextel: Nextel must pay Sprint a $1.0 billion termination fee if Sprint or Nextel terminates the merger agreement for the reason described above, and an acquisition proposal with respect to Nextel has been made to Nextel or its stockholders or has been publicly announced or otherwise become publicly known after December 15, 2004, and within 12 months after the termination of the merger agreement, Nextel or any of its subsidiaries enters into a definitive agreement providing for an alternative transaction that would result in the acquisition of more than 50% of the outstanding shares of common stock or the outstanding voting power of Nextel or of the fair market value of all the assets of Nextel and its subsidiaries, taken as a whole, or any such acquisition is completed;

•	by the Sprint board of directors or the Nextel board of directors, if the merger has not been completed by December 31, 2005. However, if the waiting period under the Hart-Scott-Rodino Act has not expired or been terminated or all approvals and authorizations of the FCC, state public service or public utility commissions and under foreign antitrust, competition or similar laws required for completion of the merger (described above under “—Conditions to Completion of the Merger” beginning on page 89) have not been obtained, this date may be extended from time to time by either Sprint or Nextel one or more times to a date not beyond June 30, 2006 so long as all other conditions to the completion of the merger have been satisfied at the time of each extension. The right to terminate the merger agreement under this provision will not be available to any party whose breach of its obligations under the merger agreement proximately contributed to the failure of the merger to be completed by that date;

•	Termination Fee Payable by Sprint: Sprint must pay Nextel a $1.0 billion termination fee if Sprint or Nextel terminates the merger agreement for the reason described above, and an acquisition proposal with respect to Sprint has been made to Sprint or its stockholders or has been publicly announced or otherwise become publicly known after December 15, 2004, and within 12 months after the termination of the merger agreement, Sprint or any of its subsidiaries enters into a definitive agreement providing for an alternative transaction that would result in the acquisition of more than 50% of the outstanding shares of common stock or the outstanding voting power of Sprint or of the fair market value of all the assets of Sprint and its subsidiaries, taken as a whole, or any such acquisition is completed;

•	Termination Fee Payable by Nextel: Nextel must pay Sprint a $1.0 billion termination fee if Sprint or Nextel terminates the merger agreement for the reason described above, and an acquisition proposal with respect to Nextel has been made to Nextel or its stockholders or has been publicly announced or otherwise become publicly known after December 15, 2004, and within 12 months after the termination of the merger agreement, Nextel or any of its subsidiaries enters into a definitive agreement providing for an alternative transaction that would result in the acquisition of more than 50% of the outstanding shares of common stock or the outstanding voting power of Nextel or of the fair market value of all the assets of Nextel and its subsidiaries, taken as a whole, or any such acquisition is completed;

•	by the Sprint board of directors, at any time before the date that Sprint stockholders vote to adopt the amended and restated articles of incorporation and approve the issuance of Sprint capital stock in the merger, in order to accept a superior proposal, if Sprint has complied with the provisions of the merger agreement described under “—No Solicitation” above (other than the last paragraph of that section) and has paid the termination fee;

•	Termination Fee Payable by Sprint: Sprint must pay Nextel a $1.0 billion termination fee if Sprint terminates the merger agreement for the reason described above;

•	by the Nextel board of directors, at any time before the date that Nextel stockholders vote to adopt the merger agreement, in order to accept a superior proposal, if Nextel has complied with the provisions of the merger agreement described above under “—No Solicitation” (other than the last paragraph of that section) and has paid the termination fee;

•	Termination Fee Payable by Nextel: Nextel must pay Sprint a $1.0 billion termination fee if Nextel terminates the merger agreement for the reason described above;

•	by the Sprint board of directors, if the Nextel board of directors makes an adverse recommendation;

•	Termination Fee Payable by Nextel: Nextel must pay Sprint a $1.0 billion termination fee if Sprint terminates the merger agreement for the reason described above, and a proposal providing for an alternative transaction that would result in the acquisition of more than 50% of the outstanding shares of common stock or the outstanding voting power of Nextel or of the fair market value of all the assets of Nextel and its subsidiaries, taken as a whole, has been made to Nextel or its stockholders or has been publicly announced or otherwise become publicly known after December 15, 2004; and

•	by the Nextel board of directors, if the Sprint board of directors makes an adverse recommendation;

•	Termination Fee Payable by Sprint: Sprint must pay Nextel a $1.0 billion termination fee if Nextel terminates the merger agreement for the reason described above, and a proposal providing for an alternative transaction that would result in the acquisition of more than 50% of the outstanding shares of common stock or the outstanding voting power of Sprint or of the fair market value of all the assets of Sprint and its subsidiaries, taken as a whole, has been made to Sprint or its stockholders or has been publicly announced or otherwise become publicly known after December 15, 2004.

The merger agreement further provides that if Sprint or Nextel fails to pay any termination fee due, and if any action is taken by the other party to collect payment resulting in a judgment for the termination fee, the first party must pay the termination fee, together with interest on the amount of the termination fee.

Termination Events; No Termination Fee

In addition to the termination events described above under “—Termination Events; Termination Fee Required,” the merger agreement may be terminated at any time before the completion of the merger, whether before or after the stockholder approvals have been obtained:

•	by mutual written consent of Sprint and Nextel;

•	by the Sprint board of directors or the Nextel board of directors, if any governmental entity of competent jurisdiction issues a final and non-appealable order permanently enjoining or otherwise prohibiting the transactions contemplated by the merger agreement. The right to terminate the merger agreement under this provision will not be available to any party whose breach of its obligations under the merger agreement proximately contributed to the occurrence of that order; and

•	by the Sprint board of directors or the Nextel board of directors, if the other party has breached any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach, either individually or in the aggregate, would result in the failure of a condition to such first party’s obligations described in the first, second or third bullet points under the second paragraph of “—Conditions to Completion of the Merger” beginning on page 89, and the breach is not cured within 45 days following written notice from the other party of the breach or cannot be cured within that time period.

If the merger agreement is terminated by either company for any of the reasons described above, neither company will be required to pay a termination fee.

Expenses

Whether or not the merger is completed, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those fees or expenses, except that Sprint and Nextel will share equally the expenses incurred in connection with printing and mailing of this joint proxy statement/prospectus and all filing or other fees paid to the SEC or under the Hart-Scott-Rodino Act in connection with the merger.

Treatment of Nextel Stock Options and Other Stock-based Awards

The merger agreement provides that Nextel will take those actions that are necessary to:

•	provide that, upon completion of the merger, each outstanding option to purchase shares of Nextel common stock, whether vested or unvested, will be converted into an option to purchase the number of shares of Sprint Nextel series 1 common stock equal to the number of shares of Nextel common stock subject to the corresponding Nextel option multiplied by 1.3 (rounded down to the nearest whole share), with the per share exercise price of the new Sprint Nextel option being equal to the per share exercise price of the corresponding Nextel option divided by 1.3 (rounded up to the nearest whole cent);

•	with respect to the Nextel Associate Stock Purchase Plan,

•	if requested by Sprint, modify the purchase period in effect under the plan to end on the day before the completion of the merger and cause all outstanding rights to be exercised on that day, ensure shares of Nextel class A common stock purchased in this manner are treated as other outstanding shares of Nextel class A common stock and terminate the plan; and, in this event, Sprint will take certain actions to cause Nextel employees to be eligible to participate in and contribute to the Sprint Employees Stock Purchase Plan immediately following completion of the merger, with the same rights and privileges as Sprint employees; or

•	if Sprint does not request Nextel to take the actions described in the preceding bullet point, until the Nextel employees who become Sprint employees following the completion of the merger are eligible to participate in the Sprint Employees Stock Purchase Plan on the same basis as other similarly situated Sprint employees, continue the Nextel Associate Stock Purchase Plan in effect on and after the completion of the merger on the same terms as before the completion of the merger, except that options granted before the completion of the merger will be converted upon completion of the merger into options to purchase shares of Sprint Nextel series 1 common stock, and options granted on or after the completion of the merger will be options to purchase shares of Sprint Nextel series 1 common stock; and

•	ensure that all restrictions and limitations on vesting, transfer and exercise and all risks of forfeiture and rights of repurchase with respect to Nextel options and Nextel deferred shares, to the extent not already lapsed on the date of the merger agreement, will remain in full force and effect with respect to those options and shares after giving effect to the merger and their conversion under the terms of the merger agreement, except to the extent required by the terms of the options or deferred shares as in effect on the date of the merger agreement.

The merger agreement provides that, upon completion of the merger, outstanding Nextel deferred shares or deferred grants of options to purchase shares of Nextel class A common stock (as to which the applicable vesting or deferred period has not lapsed or terminated at or before the completion of the merger) will be converted into Sprint Nextel series 1 deferred shares or options to purchase a number of shares of Sprint Nextel series 1 common stock equal to the number of shares of Nextel class A common stock subject to the corresponding Nextel options or deferred shares multiplied by 1.3.

Employee Matters

The merger agreement provides that, following completion of the merger, the Sprint and Nextel employee benefit plans then in effect will remain in effect with respect to the employees and former employees covered by those plans at the time of completion of the merger, until the resulting company determines otherwise. Before completion of the merger, Sprint and Nextel will cooperate in reviewing, evaluating and analyzing their employee benefit plans with a view towards developing appropriate employee benefit and compensation plans, programs and arrangements for employees and former employees of the companies. Sprint and Nextel have agreed in the merger agreement that it is their intention for the resulting company to develop employee benefit plans as soon as reasonably practicable following completion of the merger that treat similarly situated employees on a substantially equivalent basis and do not discriminate between former Sprint employees and former Nextel employees. Sprint and Nextel have also agreed in the merger agreement that it is their intention that, for one year following completion of the merger, the resulting company will provide employee benefits that are substantially equivalent in the aggregate to those provided to employees at the completion of the merger.

The merger agreement also provides that, at the completion of the merger, Sprint Nextel will assume Mr. Donahue’s employment agreement with Nextel, as it may be amended before the completion of the merger with the approval of the Compensation Committees of Sprint and Nextel. See “The Merger—Interests of Sprint and Nextel Directors and Executive Officers in the Merger—Interests of Nextel Directors and Executive Officers in the Merger” beginning on page 70 and “Nextel Annual Meeting—Employment Agreements” beginning on page 164.

Indemnification and Insurance

The merger agreement provides that, following the completion of the merger, Sprint Nextel will indemnify and hold harmless, and provide advancement of claims-related expenses to, all past and present directors and officers of Nextel and its subsidiaries, or anyone who served at the request of Nextel or any of its subsidiaries as a director or officer of another entity, to the fullest extent permitted by applicable law in connection with any claim relating to the fact that those individuals are or were directors or officers as described above or are named a director of Sprint Nextel or relating to the merger agreement or any transactions contemplated by it.

The merger agreement also provides that Sprint Nextel will cause to be maintained, for a period of six years after the completion of the merger, the current policies of directors’ and officers’ liability insurance maintained by Nextel, or policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous, with respect to claims arising from facts or events that occurred before the date of the completion of the merger. Sprint Nextel will not be required to expend in any one year an amount more than 250% of the annual premiums paid by Nextel as of the date of the merger agreement for directors’ and officers’ liability insurance, and if that insurance cannot be obtained at all or if the annual premiums of that insurance coverage exceed this amount, Sprint Nextel will be obligated to obtain a policy with the most advantageous policies available for a cost not exceeding that amount.

Amendment; Extension and Waiver

Subject to applicable law:

•	the merger agreement may be amended by the parties in writing at any time. However, after any approval of the transactions by the stockholders of Sprint and Nextel, without further approval of the stockholders of Sprint and Nextel, there may not be any amendment that changes the amount or the form of the consideration to be delivered to holders of Nextel capital stock, or which by law requires further approval by Sprint stockholders or Nextel stockholders; and

•	at any time before the completion of the merger, a party may extend the time for performance of any of the obligations or other acts of the other party to the merger agreement, waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or waive compliance by the other party with any agreement or condition in the merger agreement.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware.

CONTEMPLATED SPIN-OFF OF LOCAL TELECOMMUNICATIONS BUSINESS

General

In the merger agreement, each of Sprint and Nextel has agreed to use its reasonable best efforts to take such actions as are necessary, proper or advisable in order to effect the contemplated spin-off of the resulting company’s local telecommunications business in a tax-free transaction as expeditiously as possible after the completion of the merger (unless the aggregate of the per share cash amounts payable in the merger would exceed the cash limit as a result of a change in law or guidance from the IRS or the U.S. Treasury). The contemplated spin-off is not a condition to the merger, and there is no assurance that the spin-off will occur after the merger. See “Risk Factors—Risk Factors Relating to the Merger—The completion of the contemplated spin-off of the resulting company’s local telecommunications business after the merger cannot be assured, and the specific assets and liabilities of the spun-off company have not yet been determined” beginning on page 29.

It is anticipated that to effect the contemplated spin-off:

•	Sprint Nextel will form a new subsidiary into which the assets and liabilities related to the local telecommunications business will be contributed;

•	Sprint Nextel will cause the new subsidiary to borrow funds from one or more third parties;

•	In exchange for the contribution of assets, Sprint Nextel will receive (1) shares of capital stock of the subsidiary, (2) debt securities issued by the subsidiary, and (3) the cash proceeds of the subsidiary borrowings;

•	Sprint Nextel will then make a pro rata distribution of shares of the subsidiary’s common stock received in the exchange to the Sprint Nextel common stockholders as of the record date established for that distribution, and the debt securities issued by the subsidiary and the cash proceeds of the subsidiary borrowings will be transferred to Sprint Nextel’s finance subsidiary in satisfaction of certain intercompany obligations of Sprint Nextel to the finance subsidiary; and

•	Sprint Nextel’s finance subsidiary will sell the debt securities of the spun-off company to third party investors within five years of the spin-off. It is intended that the finance subsidiary will use the cash proceeds of that sale and the cash proceeds of the subsidiary borrowings to satisfy debt obligations of the finance subsidiary, Sprint Nextel and its subsidiaries.

Before the contemplated spin-off but following the merger, the Sprint Nextel board will determine the amount of indebtedness and other capitalization of the new subsidiary and, consequently, the amount of proceeds to be received by Sprint Nextel has not yet been determined.

If the spin-off occurs, the local telecommunications subsidiary that is spun-off will have its own management team and board of directors. Half of the initial members of the board of directors of the spun-off entity will be designated by Sprint and half will be designated by Nextel. The merger agreement provides that Sprint and Nextel may utilize any method to make their designations, including delegating this authority to the Sprint Nextel board of directors. If either Sprint or Nextel has failed to make its designations before the completion of the merger, the nominating and governance committee of Sprint Nextel’s board of directors, with input from its Chairman and its CEO and President, will make recommendations to the Sprint Nextel board of directors for approval.

The local telecommunications business, which had approximately 7.6 million local access lines in 18 states as of March 31, 2005, would be the fifth largest local telephone company in the United States. Sprint and Nextel anticipate that the spun-off subsidiary will have commercial operating relationships with Sprint Nextel for mobile and long-distance network services and will receive certain transitional services, including corporate support functions. Its corporate headquarters would be in the Kansas City metropolitan area. Completion of the spin-off would be subject to certain conditions, including regulatory approvals. In addition, the spin-off will not occur without receipt of a private letter ruling from the IRS addressing certain matters or opinions from Cravath,

Swaine & Moore LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP to the effect that the contemplated spin-off will qualify as a tax-free distribution of the local telecommunications subsidiary’s shares under Sections 355 and 361 of the Code and any other assurances as to tax matters relating to the spin-off that the board of directors of Sprint Nextel deems appropriate. However, at the present time, it is not expected that Sprint Nextel will complete the spin-off in reliance on opinions of counsel without also receiving certain satisfactory rulings from the IRS. There can be no assurance that Sprint Nextel will receive such rulings or opinions of counsel. Following the spin-off, the common stock of the spun-off company is expected to be listed on the NYSE.

Tax Matters Related to the Spin-off

Nextel and Sprint have jointly submitted a private letter ruling request to the IRS requesting confirmation that the distribution of local telecommunications subsidiary shares in the contemplated spin-off will qualify as a tax-free distribution of those shares under Sections 355 and 361 of the Code.

It is expected that the private letter ruling, if issued, will provide, among other things, that for U.S. federal income tax purposes no gain will be recognized by (and no amount will be included in the income of) a holder of Sprint Nextel shares as a result of the contemplated spin-off, and no gain will be recognized by Sprint Nextel on the distribution of local telecommunications subsidiary shares to the holders of Sprint Nextel shares. However, the private letter ruling will not address all the issues discussed below.

The IRS private letter ruling, if issued, will be based on the facts presented and representations made by the parties in the ruling request. Generally, an IRS private letter ruling will not be revoked or modified retroactively unless there has been an omission or misstatement of a material fact or a breach of a material representation. The parties intend to present all relevant material facts and representations and ensure that those facts and representations are correct and complete in all material respects. If, however, those facts or representations are found to be incorrect or incomplete in a material respect or if the facts at the time of the contemplated spin-off are materially different from the facts upon which the IRS private letter ruling was based, Sprint Nextel could not rely on the IRS private letter ruling and the contemplated spin-off might not qualify as a tax-free distribution under Sections 355 and 361 of the Code.

If the IRS private letter ruling were determined to be inapplicable and the contemplated spin-off were found to be a taxable distribution of the local telecommunications subsidiary shares, holders of Sprint Nextel common stock would be treated as receiving a taxable distribution in an amount equal to the fair market value of the local telecommunications subsidiary shares received. In addition, a corporate-level tax, which would be material in amount, would be payable by Sprint Nextel. This tax would be based on the excess of the fair market value of the shares distributed over Sprint Nextel’s tax basis for those shares.

Even if the contemplated spin-off otherwise qualifies for tax-free treatment under Sections 355 and 361 of the Code, the contemplated spin-off may become taxable to Sprint Nextel pursuant to Section 355(e) of the Code if either (1) 50% or more of the total combined voting power of all classes of Sprint Nextel stock entitled to vote or 50% or more of the total value of shares of all classes of Sprint Nextel shares or (2) 50% or more of the total combined voting power of all classes of capital stock of the spun-off entity entitled to vote or 50% or more of the total value of shares of all classes of capital stock of the spun-off entity, are acquired, directly or indirectly, as part of a plan or series of related transactions that include the contemplated spin-off, which we refer to as a 50% Acquisition. For this purpose, the Sprint Nextel stock issued in the merger to the former holders of the Nextel capital stock (and the stock of the spun-off entity distributed with respect to such stock) will be treated as an acquisition of Sprint Nextel stock (and stock of the spun-off entity) pursuant to a plan that includes the contemplated spin-off. If a 50% Acquisition occurs, Sprint Nextel would have to pay a corporate-level tax, which would be material in amount, based on the excess of the fair market value of the shares distributed over Sprint Nextel’s tax basis in those shares.

As discussed above under “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 81, the merger agreement provides for the determination of the stock exchange ratio and the per share cash amounts so that Sprint and Nextel each can confirm that Section 355(e) of the Code (substituting 49.9% for 50% whenever applicable in that section) will not apply to the contemplated spin-off of the local telecommunications business.

The IRS private letter ruling will not address all the issues that are relevant to determining whether the contemplated spin-off will qualify as a tax-free distribution under Sections 355 and 361 of the Code or whether Section 355(e) will be satisfied. Therefore, even if a favorable letter ruling is received, with respect to several material issues, Sprint Nextel will be relying on advice of its tax advisors. Sprint Nextel will not complete the contemplated spin-off without receiving a private letter ruling from the IRS addressing certain matters or opinions from Cravath, Swaine & Moore LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP that the spin-off will qualify as a tax-free distribution under Sections 355 and 361 of the Code, including Section 355(e). However, at the present time, it is not expected that Sprint Nextel will complete the spin-off in reliance on opinions of counsel without also receiving certain rulings from the IRS. Such opinions of counsel will be based on facts presented and representations made by Sprint Nextel and are not binding on the IRS. There can be no assurance that Sprint Nextel will receive such rulings or opinions of counsel.

The U.S. Treasury and the staff of the Joint Committee on Taxation have suggested certain changes to Section 355 of the Code. It is unclear whether any legislation will be introduced to implement these proposals, and, if so, whether any legislation will be enacted. After consultation with their respective tax advisors, Sprint and Nextel believe that even if legislation is enacted, it is unlikely that it would apply to the contemplated spin-off of the local telecommunications business. However, it is possible that any such legislation could prevent Sprint Nextel from completing the contemplated spin-off on a tax-free basis, in which case the contemplated spin-off would likely not occur.

COMPARATIVE STOCK PRICES AND DIVIDENDS

For current stock price information, Sprint and Nextel stockholders are urged to consult publicly available sources. The table below presents the closing sales price of Sprint’s series 1 FON stock, which trades on the NYSE under the symbol “FON,” the last reported sales price of Nextel class A common stock, which trades on Nasdaq under the symbol “NXTL,” and the market value of a share of Nextel class A common stock on an equivalent per share basis. These prices are presented on two dates:

•	December 14, 2004, the last trading day before the public announcement of the signing of the merger agreement; and

•	, 2005, the latest practicable date before the date of this joint proxy statement/prospectus.

	Series 1 FON Stock		Nextel Class A Common Stock		Equivalent Per Share Data(1)
December 14, 2004		$25.10		$29.99		$32.63
, 2005	$		$		$

(1)	The equivalent per share data for Nextel class A common stock has been determined by multiplying the closing sales price of a share of series 1 FON stock on each of the dates by 1.30.

Market Prices

The following table sets forth the range of the reported high and low per share sales prices of shares of Sprint’s series 1 FON stock and series 1 PCS common stock, as traded on the NYSE, and Nextel’s class A common stock, as traded on Nasdaq, for the calendar quarters indicated.

	Series 1 FON Stock		Series 1 PCS Stock(1)				Nextel Class A Common Stock
	High	Low	High		Low		High	Low
Fiscal year ended December 31, 2003:

First Quarter	$16.76	$11.06	$5.28		$3.10		$14.66	$10.89
Second Quarter	15.10	10.22	6.48		3.40		19.09	11.75
Third Quarter	16.20	13.55	6.79		4.80		20.83	16.86
Fourth Quarter	16.72	14.72	6.31		3.80		28.17	18.80

Fiscal year ended December 31, 2004:

First Quarter	$19.51	$15.74	$10.70		$5.51		$29.18	$24.26
Second Quarter	19.99	16.83	9.99	(2)	9.16	(2)	26.85	22.21
Third Quarter	20.54	17.10	—		—		26.40	21.42
Fourth Quarter	25.80	19.81	—		—		30.19	24.32

Fiscal year ending December 31, 2005:

First Quarter	$25.16	$21.80	—		—		$30.42	$27.36

Second Quarter (through , 2005)			—		—

(1)	On February 28, 2004, Sprint’s board of directors decided to recombine its PCS common stock and its FON common stock into a single common stock. As a result, each share of PCS common stock was converted into 0.50 shares of FON common stock on April 23, 2004, and the FON common stock now represents the only outstanding common stock of Sprint. Following the recombination, the series 1 PCS stock, which had been listed on the NYSE, was delisted from the NYSE and deregistered under the Exchange Act.
(2)	Through April 22, 2004, the last day of trading before the recombination.

As of             , 2005, there were approximately              holders of record of Sprint series 1 FON stock.

As of May 20, 2005, there were approximately 3,933 holders of record of Nextel class A common stock. Nextel has the authority to issue shares of Nextel class B common stock, which are convertible under certain circumstances on a share-for-share basis into shares of Nextel class A common stock. As of May 20, 2005, Motorola was the beneficial owner of the 29,660,000 outstanding shares of Nextel class B common stock.

Dividends and Other Distributions

Sprint paid a Sprint series 1 common stock dividend of $0.125 per share in each of the quarters of 2004 and 2003 and expects to continue paying dividends at current levels through completion of the merger. Sprint also paid a Sprint series 2 common stock dividend of $0.125 per share in each of the last three quarters of 2004. Dividends on the Sprint series 1 common stock are paid when declared by the Sprint board of directors. If the Sprint board declares a dividend on one series of common stock, it must declare the same dividend on all outstanding series of common stock. Dividends on common stock may be declared only out of Sprint’s surplus or out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. Surplus is equal to the excess of the fair market value of the net assets of Sprint over the aggregate par value of the outstanding capital stock of Sprint.

Before any dividends on common stock may be paid or declared and set apart for payment, Sprint must pay or declare and set apart for payment full cumulative dividends on all outstanding series of preferred stock. Upon the issuance of a new series of preferred stock, the Sprint board may provide for dividend restrictions on the common stock as to that series of preferred stock.

Nextel has not paid any dividends on its common stock and does not plan to pay dividends on its common stock for the foreseeable future. Nextel’s indentures governing its public notes and its bank credit agreement and other financing documents prohibit Nextel from paying dividends, except in compliance with specified financial covenants, and limit Nextel’s ability to dividend cash from the subsidiaries that operate its network to Nextel.

The Sprint Nextel board will determine the Sprint Nextel dividend policy and, after the spin-off, the spun-off company’s board will determine its dividend policy. Following the completion of the merger and until completion of any spin-off of Sprint’s local telecommunications business, it is currently contemplated that Sprint Nextel will pay a reduced quarterly dividend to stockholders in aggregate amounts consistent with the aggregate dividends that the spun-off local telecommunications business would be likely to pay. Following completion of the spin-off, it is anticipated that Sprint Nextel will not pay a dividend. However, Sprint Nextel will evaluate its cash distribution policy from time to time, as appropriate in the context of its growth prospects and funding requirements. See “Contemplated Spin-off of Local Telecommunications Business” beginning on page 97.

INFORMATION ABOUT THE COMPANIES

Sprint Corporation

6200 Sprint Parkway

Overland, Kansas 66251

Telephone: (800) 829-0965

Sprint is a global communications company offering an extensive range of innovative communication products and solutions, including wireless, long distance voice and data transport, global IP, local and multiproduct bundles. A Fortune 100 company, Sprint is widely recognized for developing, engineering and deploying state-of-the-art network technologies, including the United States’ first nationwide all-digital, fiber-optic network, an award-winning tier one Internet backbone, and one of the largest all-digital, nationwide wireless networks in the United States.

Sprint operates a 100% digital personal communications service, or PCS, wireless network with licenses to provide service to the entire United States population, including Puerto Rico and the U.S. Virgin Islands, using a single frequency band and a single technology. Sprint, together with the Sprint PCS Affiliates, operates PCS wireless systems in over 350 metropolitan markets, including the 100 largest U.S. metropolitan areas, and reaches a quarter billion people. Sprint’s wireless division, combined with its wholesale partners and Sprint PCS Affiliates, served a total of 26.0 million wireless subscribers at March 31, 2005. Sprint’s local telecommunications business served approximately 7.6 million access lines in its franchise territories in 18 states at March 31, 2005. Sprint is selling into the cable telephony market through arrangements with cable companies that resell its long distance service and/or use its back office systems and network assets in support of their local telephone service provided over cable facilities. Sprint is one of the largest carriers of Internet traffic and provides connectivity to any point on the Internet either through Sprint’s own network or via direct connections with other backbone providers. Sprint had approximately 59,400 employees at March 31, 2005. For the year ended December 31, 2004, Sprint had revenues of approximately $27.4 billion and a net loss of approximately $1 billion. The 2004 net loss includes net charges of $2.4 billion related primarily to a long distance network asset impairment and restructurings. For the three months ended March 31, 2005, Sprint had revenues of approximately $6.9 billion and net income of approximately $472 million.

Sprint Corporation, incorporated in 1938 under the laws of Kansas, is mainly a holding company, with its operations primarily conducted in its subsidiaries. For more information on Sprint, see “Where You Can Find More Information” beginning on page 226.

Nextel Communications, Inc.

2001 Edmund Halley Drive

Reston, Virginia 20191

Telephone: (703) 433-4000

Nextel is a leading provider of wireless communications services in the United States. Nextel provides a comprehensive suite of advanced wireless services, including digital wireless mobile telephone service, walkie-talkie features, including Nextel Nationwide Direct ConnectSM and Nextel International Direct ConnectSM, and wireless data transmission services. As of March 31, 2005, Nextel provided service to about 17.0 million subscribers, which consisted of 15.5 million subscribers of Nextel-branded service and 1.5 million subscribers of Boost Mobile–branded pre-paid service.

Nextel’s all-digital packet data network is based on iDEN, wireless technology developed with Motorola. Nextel, together with Nextel Partners, currently uses the iDEN technology to serve 297 of the 300 largest United States metropolitan areas where about 262 million people live or work. Nextel Partners provides digital wireless communications services under the Nextel brand name in mid-sized and tertiary U.S. metropolitan areas and has the right to operate in 98 of the top 300 metropolitan statistical areas in the United States ranked by population.

As of March 31, 2005, Nextel owned about 32% of the outstanding common stock of Nextel Partners. In addition, as of March 31, 2005, Nextel also owned about 18% of the outstanding common stock of NII Holdings, which provides wireless communications services primarily in selected Latin American markets. Nextel has agreements with NII Holdings and TELUS Mobility that enable Nextel’s subscribers to use Direct Connect® features in the Latin American markets that NII Holdings serves and the Canadian markets that TELUS Mobility services using the iDEN technology, as well as between the United States and those markets. Nextel had over 19,000 employees at March 31, 2005. For the year ended December 31, 2004, Nextel had revenues of approximately $13.4 billion and net income of $3 billion. For the three months ended March 31, 2005, Nextel had revenues of approximately $3.6 billion and net income of approximately $595 million.

For more information on Nextel, see “Where You Can Find More Information” beginning on page 226.

SPRINT ANNUAL MEETING

Date, Time and Place

These proxy materials are delivered in connection with the solicitation by Sprint’s board of directors of proxies to be voted at the Sprint annual meeting, which is to be held at                                  at              a.m. (Central Daylight Time) on             , 2005. On             , 2005, Sprint commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the meeting.

Purpose of the Sprint Annual Meeting

At the Sprint annual meeting, Sprint stockholders will be asked to:

•	adopt the amendment to Sprint’s articles of incorporation to increase the number of authorized shares of Sprint series 1 common stock in connection with the merger (Item 1 on the proxy card);

•	adopt the Sprint Nextel amended and restated articles of incorporation to, among other things, create a class of non-voting common stock and create the ninth series preferred stock, change the name of the Sprint series 1 and Sprint series 2 FON stock to Sprint Nextel series 1 common stock and Sprint Nextel series 2 common stock, respectively, delete references to the PCS common stock and change Sprint’s name to Sprint Nextel Corporation in connection with the merger and make other clarifying changes reflected in the Sprint Nextel amended and restated articles of incorporation that are attached as Annex G to this joint proxy statement/prospectus (Item 2 on the proxy card);

•	approve the issuance of Sprint Nextel series 1 common stock, non-voting common stock and ninth series preferred stock in the merger (Item 3 on the proxy card);

•	approve any motion to adjourn the Sprint annual meeting to another time or place to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the proposals related to the merger (Item 4 on the proxy card);

•	elect eight directors to serve for a term of one year (Item 5 on the proxy card);

•	ratify the appointment of KPMG LLP as Sprint’s independent registered public accounting firm for 2005 (Item 6 on the proxy card);

•	vote on one stockholder proposal if presented at the meeting (Item 7 on the proxy card); and

•	conduct other business properly raised before the meeting and any adjournment or postponement of the meeting.

Each of the first three proposals listed above relating to the merger is conditioned upon the other two and the approval of each such proposal is required for completion of the merger. None of (1) the issuance of Sprint Nextel series 1 common stock, non-voting common stock and ninth series preferred stock, (2) the amendment to Sprint’s articles of incorporation in connection with the merger, or (3) the adoption of the Sprint Nextel amended and restated articles of incorporation will take place unless all three proposals are approved by the Sprint stockholders and the merger is completed.

Sprint Record Date; Stock Entitled to Vote

The close of business on May 20, 2005, which we refer to as the Sprint record date, has been fixed as the record date for the determination of stockholders entitled to notice of, and to vote at, the Sprint annual meeting or any adjournments or postponements of the Sprint annual meeting.

As of the Sprint record date the following shares were outstanding and entitled to vote:

Designation	Outstanding	Class vote per share (Proposal 1)	Votes per share
Sprint series 1 common stock	1,396,204,219	1.0000	1.0000
Sprint series 2 common stock	83,841,987	1.0000	0.1000
Seventh series preferred stock, Sprint series 1 common stock underlying	185,040	—	32.5239
Seventh series preferred stock, Sprint series 2 common stock underlying	61,726	—	3.2524

The relative voting power of Sprint’s different series and classes of voting stock is set forth in Sprint’s articles of incorporation. We refer to the seventh series preferred stock, Sprint series 1 common stock underlying and the seventh series preferred stock, Sprint series 2 common stock underlying, together as the seventh series preferred stock; and we refer to the Sprint common stock and the seventh series preferred stock collectively as the Sprint capital stock.

A complete list of stockholders entitled to vote at the Sprint annual meeting will be available for examination by any Sprint stockholder at Sprint’s headquarters, 6200 Sprint Parkway, Overland Park, Kansas for purposes pertaining to the Sprint annual meeting, during normal business hours for a period of ten days before the Sprint annual meeting, and at the time and place of the Sprint annual meeting.

Quorum

In order to carry on the business of the meeting, Sprint must have a quorum. A quorum requires the presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast at the meeting. Sprint counts abstentions and broker “non-votes” as present and entitled to vote for purposes of determining a quorum. A broker “non-vote” occurs when a stockholder fails to provide voting instructions to its broker for shares it holds in “street name.” Under those circumstances, a stockholder’s broker may be authorized to vote for it on some routine items but is prohibited from voting on other items. Brokers are not authorized to vote on the proposals relating to the merger without instructions. Those items for which a stockholder’s broker cannot vote result in broker “non-votes.”

Votes Required

Required Vote to Adopt the Amendment to Sprint’s Articles of Incorporation to Increase the Number of Authorized Shares of Sprint Series 1 Common Stock (Proposal 1; Item 1 on the Proxy Card)

The affirmative vote of a majority of the total voting power of the outstanding shares of Sprint common stock entitled to vote at the Sprint annual meeting or any adjournment or postponement thereof (for purposes of this class vote, holders of Sprint series 2 common stock have one full vote for each share of that stock), voting together as a separate class, and the affirmative vote of a majority of the total voting power of the outstanding shares of Sprint common stock and seventh series preferred stock entitled to vote at the Sprint annual meeting or any adjournment or postponement thereof (for purposes of this vote, holders of Sprint series 2 common stock have 1/10 vote for each share of that stock), voting together as a single class, are required to adopt the amendment to Sprint’s articles of incorporation to increase the number of authorized shares of Sprint series 1 common stock.

Required Vote to Adopt the Sprint Nextel Amended and Restated Articles of Incorporation (Proposal 2; Item 2 on the Proxy Card)

The affirmative vote of a majority of the total voting power of the outstanding shares of Sprint capital stock entitled to vote at the Sprint annual meeting or any adjournment or postponement thereof, voting together as a single class, is required to adopt the Sprint Nextel amended and restated articles of incorporation, which, among other things, create a class of non-voting common stock, create the ninth series preferred stock, change the name of the FON common stock, series 1 and series 2 to series 1 common stock and series 2 common stock, respectively, delete references to the PCS common stock, change Sprint’s name to Sprint Nextel Corporation, and make other clarifying changes reflected in the Sprint Nextel amended and restated articles of incorporation, which are attached as Annex G to this joint proxy statement/prospectus.

Required Vote to Approve the Issuance of Sprint Nextel Series 1 Common Stock, Non-voting Common Stock and Ninth Series Preferred Stock in the Merger (Proposal 3; Item 3 on the Proxy Card)

The affirmative vote of a majority of the total votes cast by the holders of Sprint capital stock at the Sprint annual meeting, voting together as a single class, is required to approve the issuance of Sprint Nextel series 1 common stock, non-voting common stock and ninth series preferred stock in the merger to Nextel stockholders, assuming that there is a quorum represented at the Sprint annual meeting.

Required Vote to Approve an Adjournment of the Sprint Annual Meeting (Proposal 4; Item 4 on the Proxy Card)

If necessary, approval of a proposal to adjourn the Sprint annual meeting for the purpose of, among other things, soliciting additional proxies requires the affirmative vote of the holders of a majority of the shares of Sprint capital stock present in person or represented by proxy and entitled to vote at the Sprint annual meeting, whether or not a quorum is represented.

Required Vote to Elect the Directors (Proposal 5; Item 5 on the Proxy Card)

The eight nominees for director receiving the greatest number of votes from holders of Sprint capital stock at the meeting will be elected as directors, assuming that there is a quorum represented at the Sprint annual meeting.

Required Vote to Ratify the Appointment of Sprint’s Independent Registered Public Accounting Firm (Proposal 6; Item 6 on the Proxy Card)

The affirmative vote of a majority of votes cast in person or by proxy by holders of Sprint capital stock, and entitled to vote on the matter, is required to ratify the appointment of KPMG LLP as Sprint’s independent registered public accounting firm for 2005.

Required Vote to Approve the Stockholder Proposal (Proposal 7; Item 7 on the Proxy Card)

The affirmative vote of a majority of votes cast in person or by proxy by holders of Sprint capital stock, and entitled to vote on the matter, is required to approve the stockholder proposal, if presented at the Sprint annual meeting.

Treatment of Abstentions, Not Voting and Incomplete Proxies

If a Sprint stockholder abstains from voting on any proposal, it will have the same effect as a vote against that proposal, except for Proposal 5 where it will have no effect. If a Sprint stockholder does not vote, it will have no effect with respect to Proposals 3 through 7 and will have the effect of a vote against Proposals 1 and 2. If a proxy is returned without indication as to how to vote, the Sprint stock represented by that proxy will be considered to be voted in favor of all matters for consideration at the Sprint annual meeting, except for Proposal 7, in which case it will be considered to be voted against the stockholder proposal.

Voting by Sprint Directors and Executive Officers

On the Sprint record date, directors and executive officers of Sprint and their affiliates owned and were entitled to vote 935,385 shares of Sprint capital stock, or approximately 0.063% and 0.066%, respectively, of the total voting power of the outstanding shares of Sprint common stock (with each share having one vote for purposes of this calculation) and Sprint capital stock outstanding on that date.

Voting of Proxies

Giving a proxy means that a Sprint stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the Sprint annual meeting in the manner it directs. A Sprint stockholder may vote by proxy or in person at the meeting. To vote by proxy, a Sprint stockholder may use one of the following methods if it is a registered holder (that is, it holds its stock in its own name):

•	Telephone voting, by dialing the toll-free number and following the instructions on the proxy card;

•	Via the Internet, by going to the web address www.proxyvote.com and following the instructions on the proxy card; or

•	Mail, by completing and returning the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

Sprint requests that Sprint stockholders complete and sign the accompanying proxy and return it to Sprint as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Sprint stock represented by it will be voted at the Sprint annual meeting in accordance with the instructions contained on the proxy card.

If any proxy is returned without indication as to how to vote, the Sprint stock represented by the proxy will be considered a vote in favor of all matters for consideration at the Sprint annual meeting, except for Proposal 7, in which case it will be considered to be voted against the stockholder proposal. Unless a Sprint stockholder checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the Sprint annual meeting.

If a Sprint stockholder’s shares are held in “street name” by a broker or other nominee, the stockholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.

Every Sprint stockholder’s vote is important. Accordingly, each Sprint stockholder should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not it plans to attend the Sprint annual meeting in person.

Revocability of Proxies and Changes to a Sprint Stockholder’s Vote

A Sprint stockholder has the power to revoke its proxy or change its vote at any time before its proxy is voted at the Sprint annual meeting. A Sprint stockholder can revoke its proxy or change its vote in one of four ways:

•	it can send a signed notice of revocation to the corporate secretary of Sprint to revoke its proxy;

•	it can send a completed proxy card bearing a later date than its original proxy to Sprint indicating the change in its vote;

•	it can log on to the Internet website specified on its proxy card in the same manner it would to submit its proxy electronically or call the telephone number specified for Sprint on its proxy card, and in each case follow the instructions on the proxy card; or

•	it can attend the Sprint annual meeting and vote in person, which will automatically cancel any proxy previously given, or it may revoke its proxy in person, but its attendance alone will not revoke any proxy that it has previously given.

If a Sprint stockholder chooses any of the first three methods, it must take the described action no later than the beginning of the Sprint annual meeting. Once voting on a particular matter is completed at the Sprint annual meeting, a Sprint stockholder will not be able to revoke its proxy or change its vote as to that matter. If a Sprint stockholder’s shares are held in street name by a broker, bank or other financial institution, the stockholder must contact them to change its vote.

Solicitation of Proxies

This solicitation is made on behalf of the Sprint board of directors. Sprint and Nextel will generally each pay one-half of the cost and expenses of printing and mailing this joint proxy statement/prospectus and all fees paid to the SEC. Sprint will pay the costs of soliciting and obtaining the proxies, including the cost of reimbursing brokers, banks and other financial institutions for forwarding proxy materials to their customers. Proxies may be solicited, without extra compensation, by Sprint’s officers and employees by mail, telephone, fax, personal interviews or other methods of communication. Sprint has engaged the firm of D.F. King & Co. to assist Sprint in the distribution and solicitation of proxies and will pay D.F. King & Co. an estimated fee of $25,000 plus out-of-pocket expenses for its services. Nextel will pay the costs of soliciting and obtaining its proxies and all other expenses related to the Nextel annual meeting.

Voting by Employees Participating in Sprint’s Retirement Savings Plans

If a Sprint stockholder is a participant in Sprint’s Retirement Savings Plans, it is entitled to instruct the trustee, Fidelity Management Trust Company, which we refer to as Fidelity, how to vote the shares allocated to its account. Fidelity will vote those shares as the Sprint stockholder instructs on its proxy card. Each Sprint stockholder will receive one proxy card that covers any shares held for it in its Retirement Savings Plan account, as well as any other shares registered in its own name.

If a Sprint stockholder does not instruct Fidelity how to vote its shares, the Retirement Savings Plans provide for Fidelity to vote those shares in the same proportion as the shares for which it receives instructions from all other participants. To allow sufficient time for Fidelity to vote, a Sprint stockholder’s voting instructions must be received by Fidelity by             , 2005.

Delivery of Proxy Materials to Households Where Two or More Stockholders Reside

SEC rules allow Sprint to deliver a single copy of an annual report, proxy statement, prospectus or information statement to any household where two or more stockholders reside if Sprint believes the stockholders are members of the same family. This rule benefits Sprint stockholders by reducing the volume of duplicate information they receive at their households. It also benefits Sprint by reducing its printing and mailing costs.

Sprint mailed Sprint stockholders’ households a single set of proxy materials this year unless those stockholders provided instructions to the contrary in response to a notice previously mailed to them. However, Sprint mailed each stockholder in Sprint stockholders’ households a separate proxy card or voting instruction form. If a Sprint stockholder prefers to receive its own copy of the proxy materials for this year’s annual meeting, it should request a duplicate set by writing to Sprint Shareholder Relations, 6200 Sprint Parkway, Mailstop: KSOPHF0302-3B206, Overland Park, KS 66251 or by calling 1-800-259-3755 (option 4).

If a Sprint stockholder prefers to receive its own copy of proxy materials in the future, and it is a registered holder, it should contact Sprint Shareholder Relations. If a broker or other nominee holds its shares, a Sprint stockholder may instruct its broker to send duplicate mailings by following the instructions on its voting instruction form or by contacting its broker.

If a Sprint stockholder shares a household address with another stockholder, and it received duplicate mailings of the proxy materials this year, it may request that its household receive a single set of proxy materials in the future. If a Sprint stockholder is a registered holder, it should contact Sprint Shareholder Relations. If a broker or other nominee holds its shares, a Sprint stockholder should follow the instructions on its voting instruction form or contact its broker.

If a Sprint stockholder holds some Sprint shares as a registered holder or through Sprint’s Retirement Savings Plan, and other Sprint shares in the name of a broker or other nominee, Sprint must send the Sprint stockholder proxy materials for each account. To avoid receiving duplicate sets of proxy materials, a Sprint stockholder may consolidate accounts or consent to electronic delivery as described in the following section.

Viewing the Proxy Materials On-line

Sprint is able to distribute the annual report and joint proxy statement/prospectus to Sprint stockholders in a fast and efficient manner via the Internet. This reduces the amount of paper delivered to a Sprint stockholder’s address and eliminates the cost of sending these documents by mail. A Sprint stockholder may elect to view all future annual reports and proxy statements on the Internet instead of receiving them by mail. To make this election a Sprint stockholder should follow the instructions after the stockholder votes via the Internet.

Stockholders who have enrolled for electronic delivery receive an e-mail notice of stockholder meetings. The e-mail will provide links to Sprint’s annual report and the joint proxy statement/prospectus. These documents are in PDF format so Sprint stockholders will need Adobe Acrobat® Reader to view them on-line. The e-mail will also provide a link to a voting web site and a control number to use to vote via the Internet.

Confidential Voting Policy

A Sprint stockholder’s individual vote is kept confidential from Sprint’s directors, officers and employees except for certain specific and limited exceptions. One exception occurs if a Sprint stockholder writes opinions or comments on its proxy card. In that case, a copy of its proxy card is sent to Sprint.

Attending the Meeting

The Sprint annual meeting may be attended by Sprint stockholders, their guests and persons holding proxies from stockholders. Seating, however, is limited and it will be available on a first-come, first-served basis. If a Sprint stockholder holds its shares in the name of a broker or other nominee, and it plans to attend the meeting, it should bring proof of ownership to the meeting. A brokerage account statement showing that it owned voting stock of Sprint on May 20, 2005 is acceptable proof. If a Sprint stockholder is a registered holder, no proof is required.

Security Ownership of Certain Beneficial Owners

The following table provides information about the only known beneficial owners of five percent or more of each class of Sprint’s outstanding voting stock as of April 29, 2005:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Series	Percent of Class		Percent of Sprint Voting Power
Common Stock	Capital Research and Management Company (1)	114,250,250 shares (5)	Series 1	7.7	%(5)	8.1%
	Capital Group International, Inc. (2)	73,777,650 shares (5)	Series 1	5.0	%(5)	5.2%
	Liberty Media Corporation (3)	73,841,987 shares	Series 2	5.0%		0.5%
Preferred Stock	Liberty Media Corporation (3)	123,314 shares	Series 7	50%		0.3%
	Comcast Corporation (4)	61,726 shares	Series 7	25%		—

(1)	Capital Research and Management Company, a Delaware company located at 333 South Hope Street, Los Angeles, California 90071, acts as investment adviser to various investment companies with the power to vote and/or dispose of shares of Sprint series 1 common stock.
(2)	Capital Group International, Inc., a California corporation located at 11100 Santa Monica Boulevard, Los Angeles, California 90025, is the parent holding company of the following wholly owned subsidiaries with the power to vote and/or dispose of shares of Sprint series 1 common stock: Capital Guardian Trust Company, a bank and an investment adviser; Capital International Research and Management, Inc., d.b.a. Capital International, Inc.; Capital International S.A and Capital International Limited. Shares of Sprint series 1 common stock reported by Capital Group International, Inc. include 58,780 shares resulting from the assumed conversion of $5,123,000 principal amount of the Liberty Media 144A 4.0% convertible debentures.

(3)	Liberty Media Corporation, a Delaware corporation located at 12300 Liberty Boulevard, Englewood, Colorado 80112, and certain of its consolidated subsidiaries collectively are the beneficial owners of shares of Sprint series 2 common stock and shares of seventh series preferred stock convertible into 4,010,654 shares of Sprint series 1 common stock, constituting 0.3% of the outstanding Sprint common stock, upon the election of Liberty Media Corporation.
(4)	Comcast Corporation, a Pennsylvania corporation, is located at 1500 Market Street, Philadelphia, Pennsylvania 19102. The shares of seventh series preferred stock reported are convertible into 2,007,571 shares of Sprint series 2 common stock, constituting less than 0.1% of the outstanding Sprint common stock, upon the election of Comcast Corporation.
(5)	Amount based solely on Schedules 13G received by Sprint as of the reporting date of the schedule.

Security Ownership of Directors and Executive Officers

The following table states the number of shares of Sprint’s series 1 common stock beneficially owned, as of April 29, 2005, by each current director, by each executive officer named in the “—Summary Compensation Table” beginning on page 133 and by all directors and executive officers as a group. No individual director or executive officer owned more than one percent of the outstanding shares of Sprint series 1 common stock. As a group the listed individuals owned less than 1% of the outstanding Sprint common stock. Except as otherwise indicated, each individual named has sole investment and voting power with respect to the securities shown.

Sprint Series 1 Common Stock
	Shares Owned	Shares Covered by Exercisable Options(1)	Shares Represented by Restricted Stock Units(2)
DuBose Ausley	22,623	52,599	13,805
Gordon M. Bethune	0	0	7,732
Robert J. Dellinger	27,948	367,875	389,966
E. Linn Draper, Jr.	5,492	0	8,039
Gary D. Forsee	18,044	821,100	1,959,474
Michael B. Fuller	130,041	1,431,878	206,364
James J. Hance, Jr. (3)	25,000	0	3,720
Deborah A. Henretta	3,218	0	7,732
Irvine O. Hockaday, Jr.	48,228	42,820	13,805
Howard E. Janzen	0	109,144	197,186
Len J. Lauer	133,358	1,242,272	649,651
Linda Koch Lorimer	49,434	52,820	13,805
Charles E. Rice	79,170	52,820	13,805
Louis W. Smith	12,581	30,320	13,805
Gerald L. Storch	3,788	0	8,041
William H. Swanson	1,027	0	3,720
All directors and executive officers as a group (24 persons)	957,809	7,083,504	4,140,258

(1)	These are shares that may be acquired upon the exercise of stock options exercisable, or restricted stock units to be delivered, on or within 60 days after April 29, 2005, under Sprint’s 1997 Long-term Stock Incentive Program.
(2)	These are unvested restricted stock units for which Sprint will issue the underlying shares of Sprint common stock after the units vest. There are no voting rights with respect to these units. These amounts do not include any restricted stock units covered by footnote 1 or any 2005 restricted stock unit awards, including awards for Outside Directors (as defined below).
(3)	Mr. Hance has been a director since February 8, 2005.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Sprint’s directors and executive officers to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of Sprint common stock and other equity securities of Sprint. Directors and executive officers are required by SEC regulations to furnish Sprint with copies of all Section 16(a) reports they file, and Sprint makes these reports available at www.sprint.com/sprint/ir/sec/.

To Sprint’s knowledge, based solely on a review of the copies of these reports furnished to Sprint and written representations that no other reports were required, during 2004 all Section 16(a) filing requirements applicable to its directors and executive officers were complied with, except for Sprint’s failure to report timely on one Form 4 filed on behalf of Gene M. Betts, Senior Vice President and Treasurer, a disposition of PCS common stock representing shares withheld by Sprint to satisfy Sprint’s tax withholding obligation in connection with the vesting of restricted stock units. This failure was inadvertent and, as soon as the oversight was discovered, the form was promptly filed.

Proposal 1. Amendment to Sprint’s Articles of Incorporation

to Increase the Number of Authorized Shares of Sprint Series 1

Common Stock

(Item 1 on Proxy Card)

Sprint is proposing to increase the number of authorized shares of Sprint series 1 common stock from 2,500,000,000 shares to 6,000,000,000 shares. To effect this change, Sprint must amend its articles of incorporation.

Sprint currently has 2,500,000,000 shares of Sprint series 1 common stock authorized for issuance. On the Sprint record date, Sprint had outstanding 1,396,204,219 shares of Sprint series 1 common stock and approximately 138,700,000 shares of Sprint series 1 common stock issuable based on options and stock-based awards. In addition, an aggregate of 91,867,784 shares of Sprint series 1 common stock are issuable in connection with the conversion of Sprint series 2 common stock and seventh series preferred stock. Based on the number of shares of Nextel class A common stock and options to acquire Nextel class A common stock outstanding as of the Sprint record date, as a result of the merger, Sprint Nextel can expect to issue up to              additional shares of Sprint Nextel series 1 common stock. In addition, after the merger is completed, Sprint Nextel will reserve for issuance additional shares of Sprint Nextel series 1 common stock issuable upon conversion of non-voting common stock and ninth series preferred stock. Sprint is proposing to increase the number of authorized shares of Sprint series 1 common stock to give it sufficient authorized shares to complete the merger. The increased share authorization will also provide greater flexibility in the capital structure of the resulting company by allowing it to raise capital that may be necessary to further develop its business, to fund potential acquisitions, to have shares available for use in connection with stock plans and to pursue other corporate purposes that may be identified by the board of directors.

The Sprint Nextel board of directors will determine whether, when and on what terms the issuance of shares of Sprint Nextel series 1 common stock may be warranted in connection with any future actions. No further action or authorization by Sprint Nextel’s stockholders will be necessary before issuance of the additional shares of Sprint Nextel series 1 common stock authorized under the Sprint Nextel amended and restated articles of incorporation, except as may be required for a particular transaction by the amended and restated articles of incorporation, by applicable law or regulatory agencies or by the rules of the NYSE or of any stock exchange on which the Sprint Nextel series 1 common stock may then be listed.

Although an increase in the authorized shares of Sprint series 1 common stock could, under certain circumstances, also be construed as having an anti-takeover effect (for example, by permitting easier dilution of the stock ownership of a person seeking to effect a change in the composition of the board of directors or contemplating a tender offer or other transaction resulting in the acquisition of Sprint Nextel by another company), the proposed increase in shares authorized is not in response to any effort by any person or group to accumulate Sprint series 1 common stock or to obtain control of Sprint by any means. In addition, the proposal is not part of any plan by the Sprint board of directors to recommend or implement a series of anti-takeover measures.

The increase in the number of authorized shares of Sprint series 1 common stock is necessary to effect the merger. The amendment to Sprint’s articles of incorporation reflected in this Proposal 1 will become effective only in connection with and immediately before the time of completion of the merger. This Proposal 1 is conditioned on the approval of Proposals 2 and 3, and the approval of all three of these Proposals is required for completion of the merger.

The Sprint board of directors recommends a vote for this Proposal 1.

Proposal 2. Adoption of Sprint Nextel Amended and Restated Articles of Incorporation

(Item 2 on Proxy Card)

It is a condition to completion of the merger that, in addition to shares of Sprint Nextel series 1 common stock, Sprint issue shares of non-voting common stock and ninth series preferred stock to certain Nextel stockholders in the merger. To do so, Sprint must first obtain the approval of Sprint stockholders of the amendments set forth in the Sprint Nextel amended and restated articles of incorporation, attached as Annex G to this joint proxy statement/prospectus. Sprint stockholders are being asked to approve amendments to Sprint’s articles of incorporation which will:

•	create the class of non-voting common stock and the ninth series preferred stock;

•	redesignate the series 1 and series 2 FON stock as Sprint Nextel series 1 common stock and Sprint Nextel series 2 common stock, respectively;

•	delete references to the PCS common stock as there are no shares of this class outstanding and no further shares of PCS common stock may be issued following the recombination of the FON common stock and the PCS common stock;

•	change Sprint’s name to Sprint Nextel Corporation upon completion of the merger;

•	add a provision stating that stockholder approval is not required for the acquisition by Sprint Nextel of either non-voting common stock or preferred stock from a holder of that stock; and

•	make minor clarifying and clean-up changes, as outlined below.

Sprint is proposing to change its name in connection with the merger so that the resulting company can benefit from the brand recognition of both companies and their combined products and services through the creation of a single brand name, Sprint Nextel Corporation. The new name will allow for further expansion of the companies’ businesses, but will not adversely affect the products or services offered to subscribers in the markets presently served.

The following list summarizes the additional changes that Sprint is proposing to make to the Sprint articles of incorporation, each of which it considers to be a minor clarifying change:

•	changes in defined terms and other language to reflect the inclusion in the articles of the new class of non-voting common stock and a new series of preferred stock and the elimination of the terms of the PCS common stock (the PCS common stock was converted into FON common stock as expressly permitted by the articles);

•	the elimination of sections, references and terms that no longer have applicability, such as references to Alien Directors (Sprint is no longer subject to a legal restriction regarding Alien Directors), a classified board, provisions applicable to France Télécom and Deutsche Telekom AG (which no longer own shares), PCS common stock and other related references;

•	conforming references and other changes to remain consistent with applicable statutes (for example, existing Article Fifth, Section 5, relating to the removal of directors, will be deleted because it is inconsistent with Kansas law once the classified board is eliminated; Sprint stockholders approved an amendment declassifying the board in 2003);

•	changes in numbering to reflect the elimination of sections; and

•	language to clarify when the Sprint series 2 common stock has a full vote.

Sprint is adding a provision permitting the acquisition by Sprint of non-voting common stock and preferred stock from a holder of that stock without stockholder approval because it wishes to treat both the non-voting common stock and the preferred stock similarly to the way it has treated other classes of stock in the past that have been issued to a limited number of holders.

Because the non-voting common stock is a separate class and will initially be held by a single holder, Sprint does not want to curtail the ability of its board of directors to negotiate with the holder to repurchase the stock (at a premium) if the board deemed it advisable and in the best interests of the stockholders. Similarly, because the seventh series preferred stock is generally not widely held and the ninth series preferred stock, if issued, is not expected to be widely held, Sprint is proposing to add the preferred stock to the exception, thereby permitting acquisitions of the preferred stock without stockholder approval. The proposed amendment is consistent with past practice in the manner in which Sprint treats repurchases of its narrowly held stock.

Sprint is asking its stockholders to approve these amendments by adopting the Sprint Nextel amended and restated articles of incorporation. The creation of the class of non-voting common stock and the ninth series preferred stock is necessary to effect the merger. For a more detailed description of the terms of the Sprint Nextel amended and restated articles of incorporation, see “Authorized Capital Stock of Sprint Nextel” beginning on page 193.

The amendments to Sprint’s articles of incorporation reflected in this Proposal 2 will become effective only in connection with and immediately before the time of completion of the merger. This Proposal 2 is conditioned on the approval of Proposals 1 and 3, and the approval of all three of these Proposals is required for completion of the merger.

The Sprint board of directors recommends a vote for this Proposal 2.

Proposal 3. Issuance of Sprint Nextel Series 1 Common Stock, Non-voting

Common Stock and the Ninth Series Preferred Stock in the Merger

(Item 3 on Proxy Card)

It is a condition to completion of the merger that Sprint issue shares of Sprint Nextel series 1 common stock, non-voting common stock and the ninth series preferred stock to Nextel stockholders in the merger. Under Rule 312.03 of the NYSE, a company listed on the NYSE is required to obtain stockholder approval before the issuance of common stock, or securities convertible into or exercisable for common stock, if the common stock issued in the merger exceeds 20% of the shares of common stock of the corporation outstanding immediately before the effectiveness of the merger. If the merger is completed, Sprint will issue up to approximately 1.5 billion shares of Sprint Nextel series 1 common stock, up to approximately 38.5 million shares of non-voting common stock (convertible upon certain circumstances into the same number of shares of Sprint Nextel series 1 common stock) and up to 230,045 shares of ninth series preferred stock (convertible into approximately 6 million shares of Sprint Nextel series 1 common stock) in the merger. All outstanding shares of Nextel preferred stock are redeemable and are expected to be redeemed or converted prior to completion of the merger. If the Nextel preferred stock is redeemed or converted prior to the completion of the merger, no shares of Sprint Nextel ninth series preferred stock will be issued in the merger. On an as converted basis, the aggregate number of shares of Sprint Nextel series 1 common stock to be issued in the merger will be approximately     % of the shares of Sprint series 1 common stock outstanding on the record date for the Sprint annual meeting, and for this reason Sprint must obtain the approval of Sprint stockholders for the issuance of these securities to Nextel stockholders in the merger.

Sprint is asking its stockholders to approve the issuance of Sprint Nextel series 1 common stock, non-voting common stock and the ninth series preferred stock to Nextel stockholders in the merger. The issuance of these securities to Nextel stockholders is necessary to effect the merger. This Proposal 3 is conditioned on the approval of Proposals 1 and 2, and the approval of all three of these Proposals is required for completion of the merger.

The Sprint board of directors recommends a vote for this Proposal 3.

Proposal 4. Possible Adjournment

of the Sprint Annual Meeting

(Item 4 on Proxy Card)

The Sprint annual meeting may be adjourned to another time or place to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the proposals related to the merger.

The Sprint board of directors recommends a vote for this Proposal 4.

Proposal 5. Election of Directors

(Item 5 on Proxy Card)

The board of directors of Sprint was previously divided into three classes, with the term of office of each class ending in successive years. In 2003, Sprint amended its articles of incorporation to require that each director elected at or after the 2004 annual meeting would be elected for a one-year term. Directors elected before the 2004 annual meeting (including directors appointed by the board to fill a vacancy) will serve the full duration of their existing three-year terms. The directors in Class II will continue in office until the 2006 annual meeting. The terms of all other directors expire with this meeting. Each of the eight nominees, if elected, will serve one year until the 2006 annual meeting and until a successor has been elected and qualified.

The composition of the board of directors will change upon completion of the proposed merger with Nextel, as described more completely under “The Merger—Interests of Sprint and Nextel Directors and Executive Officers in the Merger” beginning on page 65.

The persons named in the accompanying proxy will vote for the election of the nominees named below unless a Sprint stockholder directs otherwise. Each nominee has consented to be named and to continue to serve if elected. If any of the nominees become unavailable for election for any reason, the proxies will be voted for the other nominees and for any substitutes.

Nominees for Director

The following information is given with respect to the nominees for election. Charles E. Rice, a director of Sprint since 1975, will retire at the Sprint annual meeting. DuBose Ausley, a director of Sprint since 1993, will not stand for re-election at the annual meeting.

Nominees to Serve Until the 2006 Annual Meeting

Gordon M. Bethune, age 63. Retired Chairman and Chief Executive Officer of Continental Airlines, Inc., an international commercial airline company, Houston, Texas. He served as Chief Executive Officer of Continental Airlines from 1994 and as Chairman and Chief Executive Officer from 1996 until December 31, 2004. He is a director of Honeywell International Inc., Willis Group Holdings, Limited and Prudential Financial, Inc. He has been a director of Sprint since March 2004.

Dr. E. Linn Draper, Jr., age 63. Retired Chairman of American Electric Power Co. Inc., a public utility holding company, Columbus, Ohio. He has also served as President of Ohio Valley Electric Corporation, an electric utility company, Piketon, Ohio, and its subsidiary, Indiana-Kentucky Electric Corporation, since 1992. He served as Chairman, President and Chief Executive Officer of American Electric Power Co. Inc. and all of its major subsidiaries from 1993 until December 31, 2003 and as Chairman until February 24, 2004. He is a director of Temple-Inland Inc., NorthWestern Corporation, Alliance Data Systems Corporation and Alpha Natural Resources. He has been a director of Sprint since December 2003.

James H. Hance, Jr., age 60. Retired Vice Chairman of Bank of America Corporation, a financial services holding company, Charlotte, North Carolina. He served as the Vice Chairman of Bank of America Corporation from 1993 until January 31, 2005 and as the Chief Financial Officer of Bank of America Corporation from 1988 until April 2004. He is a director of Cousins Properties Incorporated, EnPro Industries, Inc. and Rayonier Corporation. He has been a director of Sprint since February 8, 2005.

Deborah A. Henretta, age 44. President of Global Baby/Toddler & Adult Care for Procter & Gamble, a producer of personal and household products, Cincinnati, Ohio, since 2001. Before becoming President of Global Baby/Toddler & Adult Care, she served as Vice President, North America Baby Care since 1999 and General Manager, Global Fabric Conditioners since 1996. She is on the Board of Trustees at St. Bonaventure University and Children’s Hospital/Medical Center in Cincinnati, Ohio. She has been a director of Sprint since March 2004.

Irvine O. Hockaday, Jr., age 68. Retired President and Chief Executive Officer of Hallmark Cards, Inc., a manufacturer of greeting cards, Kansas City, Missouri. He is a director of Aquila, Inc., Crown Media Holdings, Inc., Dow Jones, Inc., Ford Motor Company, and Estee Lauder, Inc. Mr. Hockaday served as President and Chief Executive Officer of Hallmark Cards, Inc. from 1985 to 2001. He has been a director of Sprint since 1997, and is Sprint’s Lead Independent Director.

Linda Koch Lorimer, age 53. Vice President and Secretary of the University, Yale University, New Haven, Connecticut. She is the Lead Director of McGraw-Hill, Inc., and a director of Yale-New Haven Hospital and a trustee of Hollins University. Before becoming Vice President and Secretary of Yale University in 1993, Ms. Lorimer was President of Randolph-Macon Woman’s College for more than six years. She has served as the President of the Board of the American Association of Colleges and Universities and as Vice Chair of The Center for Creative Leadership. She has been a director of Sprint since 1993.

Gerald L. Storch, age 48. Vice Chairman of Target Corporation, a general merchandise retailer, Minneapolis, Minnesota. Before becoming Vice Chairman of Target in 2001, he was President of Target’s Financial Services and New Businesses from 1998 to 2001. He has been a director of Sprint since December 2003.

William H. Swanson, age 56. Chairman and Chief Executive Officer of Raytheon Company, an industry leader in defense and government electronics, space, information technology, technical services, and business and special mission aircraft, Waltham, Massachusetts. Prior to January 2004, he was CEO and president of Raytheon. Prior to that, he was president of Raytheon, responsible for Raytheon’s government and defense operations. Mr. Swanson joined Raytheon in 1972 and has held a wide range of leadership positions across a broad spectrum of Raytheon’s business units. He has been a director of Sprint since September 2004.

Directors Continuing in Office

The following information is given with respect to the directors who are not nominees for election at this meeting.

Class II—Serving Until the 2006 Annual Meeting

Gary D. Forsee, age 55. Chairman and Chief Executive Officer of Sprint, Overland Park, Kansas. He is a director of Goodyear Tire & Rubber Co. Before becoming the Chief Executive Officer of Sprint in March 2003, Mr. Forsee served as Vice Chairman—Domestic Operations of BellSouth Corporation since January 2002, Chairman of Cingular Wireless since late 2001 and President of BellSouth International since 2000, before which he served as Executive Vice President and Chief Staff Officer beginning in 1999. He has been a director of Sprint since 2003. Upon the completion of the proposed merger, Mr. Forsee will serve as the Chief Executive Officer and President of Sprint Nextel and will be a member of its board of directors.

Louis W. Smith, age 62. Retired President and Chief Executive Officer of the Ewing Marion Kauffman Foundation, Kansas City, Missouri. He is a director of H & R Block, Inc. Before serving as President and Chief Executive Officer of the Ewing Marion Kauffman Foundation from 1997 until April 2002, he was President and Chief Operating Officer of the foundation beginning in 1995. He was President of Allied Signal Inc., Kansas City Division, from 1990 to 1995. He has been a director of Sprint since 1999.

The Sprint board of directors recommends that you vote for the election of the eight nominees for director in this Proposal 5.

Compensation of Directors

Annual Retainer and Meeting Fees

Directors who are not employees of Sprint, whom we refer to as the Outside Directors, are each paid $50,000 annually plus meeting fees and the following additional retainers. The Chair of the Audit Committee receives an additional annual retainer of $10,000, and the Chair of each other board committee, except the Executive Committee, receives an additional annual retainer of $7,500. The Lead Independent Director receives an additional annual retainer of $75,000.

For each meeting attended, Sprint pays Outside Directors the following fees: (1) $1,500 for board meetings, (2) $1,500 for committee meetings, (3) $1,500 for in-person meetings of Outside Directors, unless those meetings occur in connection with a board meeting, and (4) $1,500 for in-person business meetings attended on

Sprint’s behalf. Under the 1997 Long-term Stock Incentive Program, Outside Directors can elect to use these fees to purchase shares of Sprint common stock. They can also elect to have the purchased shares deferred and placed in a trust. Sprint also maintains the Directors’ Deferred Fee Plan under which Outside Directors may elect to defer all or some of their fees.

Outside Directors receive units representing shares of Sprint common stock credited to their accounts under the Director’s Deferred Fee Plan upon becoming a director. Under an amendment adopted in February 2005, all of these units vest on the third anniversary of the director’s election to the board, except that if a director leaves the board at his or her convenience, the units would vest pro rata based on years of service, and if a director leaves the board upon a change of control or otherwise at the convenience of the board, the units would vest immediately. Upon joining the Sprint board in March 2004, Mr. Bethune and Ms. Henretta were awarded 8,400 units, after giving effect to the recombination of Sprint’s PCS common stock and FON common stock. Upon joining the Sprint board in September 2004, Mr. Swanson was awarded 7,500 units.

Under an amendment adopted on April 19, 2005, the vesting of the final 25% tranche of the options granted in 2002 to DuBose Ausley, an Outside Director, will be accelerated in connection with Mr. Ausley’s departure from the board at the 2005 annual meeting. Options to purchase 2,455 shares of FON common stock will be accelerated.

Restricted Stock Units

Each Outside Director serving on February 10, 2004 was awarded units representing 4,200 shares of restricted Sprint common stock. These awards vest one hundred percent on February 10, 2007 unless they vest earlier for directors who retire or are not re-elected or re-nominated. Each Outside Director who joined the board between February 10 and March 1, 2004 was awarded units representing 3,900 shares of restricted Sprint common stock. These awards vest one hundred percent on March 11, 2007 unless they vest earlier for directors who retire or are not re-elected or re-nominated. Dividend equivalents are reinvested into additional restricted stock units which vest when the underlying units vest.

Stock Ownership Guidelines

In 2003, Sprint established director stock ownership guidelines that require Outside Directors to hold shares or share equivalents of Sprint stock equal to at least five times the current annual board retainer. Each Outside Director is expected to meet this ownership level by the later of June 10, 2008 or the fifth anniversary of joining the board. In addition, Outside Directors are expected to meet yearly interim stock ownership requirements. As of December 31, 2004, all Outside Directors have met these interim requirements.

Other Benefits

Except as described in this paragraph, Sprint currently does not offer retirement benefits to Outside Directors. Following the 2005 Sprint annual meeting, only one Outside Director will be eligible to receive benefits under a retirement plan originally adopted in 1982. The retirement plan was amended in 1996 to eliminate the retirement benefit for any Outside Director who had not served five years as of the date of the amendment. An eligible Outside Director will receive monthly benefit payments equal to the monthly fee (not including meeting fees or additional retainers) being paid to Outside Directors at the time of the Outside Director’s retirement. The monthly retirement benefit would be $4,167 for any Outside Director retiring while the current $50,000 annual fee remains in effect. The number of monthly benefit payments to an Outside Director under the plan will equal the number of months served as an Outside Director, up to a maximum of 120 payments.

It serves the interests of Sprint and its stockholders to enable the Outside Directors to optimally utilize Sprint’s communications services. Accordingly, each Outside Director is provided with up to $6,000 in Sprint communications services per year. They are also provided with the use of wireless devices and related equipment. The Outside Directors are reimbursed for applicable income taxes associated with these benefits. Outside

Directors also may participate in Sprint’s charitable matching gifts program on the same terms as Sprint employees. Under that program in 2004, Sprint would match up to $5,000 a year in contributions by each Outside Director to an eligible institution or organization.

Corporate Governance Matters

Both the board of directors and Sprint’s management firmly embrace good and accountable corporate governance and believe that it can be a tangible competitive advantage. Since 2002, the Nominating and Corporate Governance Committee has been designing a comprehensive set of corporate governance initiatives. As part of this process, the committee and the board have been comparing Sprint’s policies and practices to policies and practices suggested by various groups active in corporate governance and practices of other public companies. Among the governance enhancements that have been implemented are the following:

•	refinement of 2005 approach to determining executive compensation, including increasing emphasis on performance-based equity compensation, as further described below under “—Compensation Committee Report on Executive Compensation”;

•	focused succession planning for board members;

•	implementation of director orientation and education programs, including a customized education program in 2004 sponsored by the National Association of Corporate Directors;

•	implementation of annual evaluations of the board, all board committees and individual directors;

•	refinement of Sprint’s ethics and compliance program, including implementation of programs to provide focused oversight of Sprint’s ethics and compliance program;

•	declassification of the board;

•	expensing of employee stock options by Sprint starting in January 2003;

•	adoption of strict independence standards for directors and an increase in the current proportion of independent directors on the board to 83%;

•	creation of a Lead Independent Director position, as described below;

•	ensuring that the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee are composed entirely of independent directors;

•	creation and publication of Corporate Governance Guidelines and charters for all standing committees of the board, which detail important aspects of Sprint’s governance policies and practices;

•	establishment of term limits for Outside Directors and limits on the number of other public company boards and audit committees on which Sprint directors can serve;

•	formalization of the existing practice of regular meetings of Outside Directors;

•	adoption of a policy that prohibits Sprint’s independent auditor from providing professional services to Audit Committee members in their individual capacity, executive officers, or officer-level employees in the finance organization;

•	adoption of stock ownership guidelines for senior Sprint executives and Outside Directors; and

•	adoption of limits on payments made in any future severance agreement with any officer at the level of senior vice president or above.

Sprint values the views of its stockholders. Consistent with this approach, Sprint’s board has established a system to receive, track and respond to communications from stockholders addressed to Sprint’s board or to the Outside Directors. Any stockholder who wishes to communicate with the board or the Outside Directors may write to Board Communications Designee, Mailstop KSOPHF0302-3B679, 6200 Sprint Parkway, Overland Park,

KS 66251 or send an email to directors@mail.sprint.com. The Board Communications Designee in the Office of the Corporate Secretary will review all communications and report on the communications to the chair of or the full Nominating and Corporate Governance Committee or the full board or the Outside Directors, as appropriate. The Board Communications Designee will take additional action or respond to letters in accordance with instructions from the relevant board source. Communications relating to Sprint’s accounting, internal accounting controls, or auditing matters will be referred promptly to members of the Audit Committee in accordance with Sprint’s policy on communications with the board of directors. A statement regarding this policy is available at www.sprint.com/governance.

As detailed in Sprint’s Corporate Governance Guidelines, the Lead Independent Director is elected annually by Sprint’s independent directors and has significant responsibilities and authority designed to facilitate the board’s oversight of management and ensure the appropriate flow of information between the board and management, including the following:

•	provide direction to the Chairman on board meeting agendas and schedules and ensure that agenda items requested by the Outside Directors will be included on the agenda;

•	provide direction to the Chairman on the quality, quantity, and timeliness of the flow of information from management and ensure that the Outside Directors receive any information they request;

•	coordinate, develop the agenda for, and chair meetings of the Outside Directors, of which no less than three must be held each year;

•	act as principal liaison between the Outside Directors and the CEO on sensitive issues and, when necessary, ensure the full discussion of those issues at board meetings;

•	advise the Compensation Committee regarding the evaluation of the CEO’s performance and, along with the chair of the Compensation Committee, meet with the CEO to discuss the board’s evaluation; and

•	advise the Nominating and Corporate Governance Committee regarding the appointment of chairs and members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

A current copy of Sprint’s Corporate Governance Guidelines and the charters for all standing committees of the board are available at www.sprint.com/governance. They may also be obtained by writing to Sprint Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B206, Overland Park, Kansas 66251.

Independence of Directors

The Sprint board has adopted a definition of director independence that meets, and in several areas exceeds, the listing standards of the NYSE. Sprint’s Corporate Governance Guidelines requires that at least two-thirds of the board be independent directors. The board will determine affirmatively whether a director is “independent” on an annual basis and Sprint will disclose these determinations in its annual proxy statement. A director will not be independent if:

•	during the preceding five years, the director was employed by, or any member of the director’s immediate family was employed as an executive officer by, Sprint or any of its affiliates;

•	during any 12-month period in the last three years, the director or any member of the director’s immediate family received more than $100,000 per year in direct compensation from Sprint or any of its affiliates, other than excluded compensation;

•	during the preceding five years, the director was affiliated with or employed by, or any member of the director’s immediate family was affiliated with or employed as an executive officer or in a professional capacity by, a present or former auditor of Sprint or any of its affiliates;

•	during the preceding five years an executive officer of Sprint served on the compensation committee of the board of another company that concurrently employed the director or any member of the director’s immediate family as an executive officer;

•	an executive officer of Sprint serves on the board of a company that employs the director as an executive officer;

•	during any of the preceding three years, the director or an immediate family member accepted any payments (other than those arising from investments in Sprint’s securities, excluded compensation, other non-discretionary compensation or compensation arising out of a current employment relationship) from Sprint or any of its affiliates in excess of $45,000;

•	the director is an employee of, or any member of the director’s immediate family is an executive officer of, any organization to which Sprint or any of its affiliates made, or from which Sprint or any of its affiliates received, payments (other than those arising solely from investments in Sprint’s securities) that during any of the preceding three fiscal years exceeded the greater of 2% of the recipient’s (i.e., Sprint’s or the other organization’s) consolidated gross revenues or $1,000,000; provided, however, that a director who is an executive officer of an organization is subject to a $200,000 rather than a $1,000,000 threshold; or

•	the director is a partner in or controlling shareholder of any organization to which Sprint or any of its affiliates made, or from which Sprint or any of its affiliates received, payments (other than those arising solely from investments in Sprint’s securities) that during any of the preceding three fiscal years exceeded the greater of 3% of the recipient’s (i.e., Sprint’s or the other organization’s) consolidated gross revenues or $200,000.

The board may determine that a director who does not meet the standards in the fifth, sixth or eighth bullet points above or does not meet the $200,000 threshold standard in the seventh bullet point nevertheless is independent. Following any such determination, the board will disclose a detailed explanation of its determination in Sprint’s annual proxy statement. In no event will the board make this determination with respect to the fifth, sixth, seventh or eighth bullet points for a director for more than two consecutive years.

The board uses the following definitions to determine director independence:

•	“affiliate” means any entity that controls, is controlled by or is under common control with Sprint, as evidenced by the power to elect a majority of the board of directors or comparable governing body of that entity;

•	“excluded compensation” means director and committee fees and pension or other forms of deferred compensation for prior service, provided such compensation is not contingent in any way on continued service; and

•	“executive officer” and “immediate family” have the meanings set forth in Rule 303A(2) of the NYSE, as amended from time to time.

The board has determined that the following directors have no material relationship with Sprint and are independent using the definition described above: Mses. Lorimer and Henretta and Messrs. Bethune, Draper, Hance, Hockaday, Rice, Smith, Storch and Swanson. Based on these standards, 10 of the 12 current members of the board of directors are independent directors, and the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee are composed entirely of independent directors. The Capital Stock Committee before it was dissolved was also composed entirely of independent directors.

Certain Relationships and Other Transactions

Mr. Ausley, one of Sprint’s Outside Directors who will not stand for re-election at the Sprint annual meeting, is an attorney and, until June 1, 2002, he was chairman at the law firm of Ausley & McMullen. In 2002, 2003 and 2004, Ausley & McMullen billed Sprint $283,377, $426,386 and $502,384, respectively, for legal services provided to certain affiliates, mainly in the areas of regulatory and litigation-related advice given primarily to the local division. Daniel M. Ausley, the son of Mr. Ausley, owned directly or indirectly a 50% interest in four entities that lease space on cellular telephone towers to numerous wireless providers, including Sprint’s wireless division. In 2002, 2003 and 2004, Sprint paid an aggregate of $263,995, $214,260 and $214,260, respectively, to these entities. In 2004, Daniel Ausley disposed of his interests in these entities. The services provided by both Ausley & McMullen and the entities in which Mr. Ausley’s son had an interest were provided on bases consistent with normal practices, on substantially the same terms as those prevailing at the time for comparable services and Sprint engaged their respective services in the ordinary course of business.

Dwayne Smith, the son of Mr. Smith, one of Sprint’s Outside Directors who was determined by the board to be independent, is a Senior Negotiator in supply chain management at Sprint and until October 2004 was a Product Manager in long distance at Sprint. In 2002, 2003 and 2004 he received $62,190, $67,067 and $74,195, respectively, in salary and other compensation. Dwayne Smith’s employment at Sprint preceded his father’s election to the board. The compensation provided to Dwayne Smith is consistent with that provided to other employees with equivalent responsibilities at Sprint.

Mr. Hance, one of Sprint’s Outside Directors who was determined by the board to be independent, was elected to the board on February 8, 2005 from a group of candidates presented to the board by the Nominating and Corporate Governance Committee’s independent search firm. Mr. Hance was a Vice Chairman of Bank of America Corporation until January 31, 2005. Bank of America Corporation is a financial services holding company, and in 2004 its investment banking subsidiary was retained to act as a co-advisor to Sprint in connection with Sprint’s February 2005 agreement to lease certain of its wireless communications towers to Global Signal Inc. for approximately $1.2 billion in cash at the time of closing, with Sprint’s commitment to sublease space on a substantial portion of those towers for a minimum of ten years. Bank of America Corporation is a committed lender under Sprint’s revolving credit agreement and its Long Distance accounts receivable securitization facility. Bank of America Corporation also provides typical commercial banking services to Sprint and its subsidiaries. The services are provided on bases consistent with normal investment or commercial banking practices, on substantially the same terms as those prevailing at the time for comparable advisory roles, and the engagement was entered into in the ordinary course of business. Mr. Hance had no personal involvement with Sprint’s engagement of Bank of America Corporation to provide these services or Bank of America Corporation’s provision of these services. The total fees paid by Sprint to Bank of America Corporation for investment and commercial banking services in 2004 and proposed to be paid in 2005 are significantly less than 0.1% of Bank of America Corporation’s gross revenues for fiscal year 2004.

Sprint engages a relocation company that, among other things, purchases the former residences of executive and professional level employees to facilitate relocations made at Sprint’s request. The relocation company then markets and sells the former residence without the involvement of the employee. Sprint receives any gain on the sale or reimburses the relocation company for any loss. Sprint is also responsible for costs associated with the maintenance and sale of the residence, including payment of a service fee to the relocation company. In 2003, Mr. Forsee, Sprint’s Chairman and CEO, Mr. Janzen, Sprint’s President–Sprint Business Solutions, and Bruce Hawthorne, Sprint’s Executive Vice President and Chief Staff Officer who left Sprint in February 2004, relocated to the Kansas City area. The relocation company purchased each officer’s former residence at an appraised value. The purchase prices for Mr. Forsee’s, Mr. Janzen’s and Mr. Hawthorne’s former residences were $2,920,000, $372,500 and $1,150,000, respectively. The relocation company later sold the residences for $2,200,000, $350,000 and $900,000, respectively. Sprint paid the relocation company for the difference between the purchase and sale price in each case. Mr. Janzen and Michael Stout, Sprint’s Executive Vice President–Chief Information Officer, received short-term equity advances under Sprint’s relocation policy of $250,000 and $100,000, respectively, in connection with their relocations to the Kansas City area in 2003. These advances, secured by the equity in these executives’ former residences, were provided by the relocation company under its agreement with Sprint. Under the terms of the agreement, Sprint paid interest to the relocation company at an annual rate of between 4% and 4.25%. In each case, the advances were outstanding for approximately three months.

Board Committees and Director Meetings

Board Meetings

During 2004, the board held six regular meetings and eight special meetings. The board of directors has an Audit Committee, a Compensation Committee, an Executive Committee and a Nominating and Corporate Governance Committee. As described below, the board also had a Capital Stock Committee until Sprint’s tracking stocks were recombined on April 23, 2004. Directors are expected to devote sufficient time to properly prepare for and attend meetings of the board, its committees and executive sessions, and to attend the annual meeting of stockholders. All directors attended at least 75% of the meetings of the board and board committees on which they served during 2004, and all directors who served on the board at the time of the 2004 annual meeting attended the annual meeting.

Meetings of Outside Directors

In addition to board and committee meetings, the Outside Directors met in 2004 without management present, including in connection with each of the six regularly scheduled board meetings.

The Audit Committee

The primary function of the Audit Committee is to advise and assist the board in fulfilling its oversight responsibilities to the investment community, including current and potential stockholders. The Audit Committee’s purpose includes assisting board oversight of the integrity of Sprint’s financial statements, Sprint’s compliance with legal and regulatory requirements, and the performance of Sprint’s internal audit function and ethics and compliance function. The Audit Committee also has sole responsibility for the appointment, compensation and oversight of the independent auditors. The committee’s principal responsibilities in serving these functions are described in the Audit Committee charter that was adopted by Sprint’s board of directors.

Current copies of the Audit Committee charter and Sprint’s code of ethics, The Sprint Principles of Business Conduct, both of which comply with the Sarbanes-Oxley Act and the NYSE corporate governance standards, are available at www.sprint.com/governance. Copies of the Audit Committee charter and The Sprint Principles of Business Conduct may also be obtained by writing to Sprint Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B206, Overland Park, Kansas 66251.

The Sprint Principles of Business Conduct describes the ethical and legal responsibilities of directors and employees of Sprint and its subsidiaries, including senior financial officers and executive officers. All directors and Sprint employees (including all senior financial officers and executive officers) are required to comply with The Sprint Principles of Business Conduct. In support of the ethics code, Sprint has provided employees with a number of avenues for the reporting of potential ethics violations or similar concerns or to seek guidance on ethics matters, including a 24/7 telephone helpline. Concerns about Sprint’s accounting, auditing matters or internal controls can be submitted on a confidential and anonymous basis by telephone to the Ethics Helpline at 1-800-788-7844, by mail to the Audit Committee, c/o Sprint Corporation, Mailstop KSOPHF0302-3B679, 6200 Sprint Parkway, Overland Park, Kansas 66251 or by email to auditcommittee@mail.sprint.com. Sprint’s Chief Ethics Officer reports regularly to the Audit Committee on the Ethics and Compliance Program.

On April 19, 2005, Sprint’s board appointed Mr. Hance to the Audit Committee as Chair of the Audit Committee. Mr. Hance replaces as Chair Mr. Rice, who will be retiring from Sprint’s board in connection with the Sprint annual meeting. In addition to Messrs. Hance and Rice, the other members are Ms. Lorimer, Mr. Bethune, Dr. Draper and Mr. Smith. Each of the members is financially literate, independent and able to devote sufficient time to serving on the Audit Committee. The board has determined that Messrs. Hance and Rice possess the qualifications of an audit committee financial expert as defined in the Sarbanes-Oxley Act. The independence determination has been made by the board under the NYSE corporate governance standards and the Sarbanes-Oxley Act applicable to Audit Committee members. The Audit Committee met 12 times in 2004.

The Capital Stock Committee

The Capital Stock Committee’s role was to interpret, make determinations under, and oversee the implementation of the Policy Statement Regarding Tracking Stock Matters. This policy provided generally that all material matters as to which the holders of FON common stock and the holders of PCS common stock might have potentially divergent interests would be resolved in a manner that the board determined to be in the best interests of Sprint and all of its common stockholders. In making this determination, the board would give fair consideration to the potentially divergent interests and all other relevant interests of the holders of the separate classes of Sprint common stock. Copies of the former charter for the Capital Stock Committee and the Policy Statement Regarding Tracking Stock Matters may be obtained by writing to Sprint Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B206, Overland Park, Kansas 66251.

Based on the recommendation of the Capital Stock Committee, the board determined that the interests of all of Sprint’s stockholders would best be served by recombining Sprint’s tracking stocks and returning to a single common stock. As a result, the PCS common stock was eliminated and each share of PCS common stock was converted into 0.50 shares of FON common stock on April 23, 2004.

The Chair of the Capital Stock Committee was Mr. Hockaday. The other members were Ms. Lorimer and Mr. Smith. The Capital Stock Committee met four times in 2004 and was dissolved upon the conversion of the PCS common stock into shares of FON common stock on April 23, 2004.

The Compensation Committee

The principal responsibilities of the Compensation Committee include:

•	evaluating the performance of the CEO and reviewing management’s assessment of the performance of principal senior executive officers;

•	setting the base salary, incentive compensation and other benefits for the CEO and other principal senior executive officers;

•	approving and making recommendations to the board with respect to incentive-compensation plans and equity-based compensation plans, including any amendments;

•	reviewing executive compensation disclosures made in Sprint’s annual report and proxy statement;

•	determining, approving and ratifying awards under incentive compensation and equity-based compensation plans, and reviewing and monitoring awards under such plans;

•	annually reviewing with management plans for orderly development and succession of senior executive officers; and

•	annually reviewing compliance with Sprint’s executive stock ownership guidelines.

The Chair of the Compensation Committee is Mr. Storch. The other members are Messrs. Bethune, Hockaday, Swanson and Rice. The Sprint board appointed Mr. Swanson to the Compensation Committee on April 19, 2005. The Compensation Committee met six times in 2004.

A current copy of the charter for the Compensation Committee is available at www.sprint.com/governance. It may also be obtained by writing to Sprint Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B206, Overland Park, Kansas 66251.

The Executive Committee

The principal responsibility of the Executive Committee is to exercise powers of the board on matters of an urgent nature that arise between regularly scheduled board meetings.

The Chair of the Executive Committee is Mr. Forsee. The other members are Ms. Lorimer and Messrs. Hockaday, Rice and Storch. The Executive Committee did not meet in 2004.

The Nominating and Corporate Governance Committee

The primary function of the Nominating and Corporate Governance Committee is to ensure that Sprint has effective corporate governance policies and procedures and an effective board and board review process. In fulfilling this function, the committee:

•	assists the board by identifying qualified candidates for director;

•	recommends to the board nominees whose election at the next annual meeting of stockholders will be recommended by the board;

•	recommends to the board nominees for each board committee;

•	develops, reviews, and recommends to the board for approval corporate governance policies and practices;

•	establishes director compensation policies;

•	oversees the board evaluation process;

•	evaluates, at least once every three years, Sprint’s stockholder rights plan to determine whether it continues to be in the best interests of Sprint and its stockholders; and

•	annually reviews compliance with Sprint’s stock ownership guidelines for Outside Directors.

In evaluating prospective candidates or current board members for nomination or re-nomination, the Nominating and Corporate Governance Committee considers the following: (1) character, including reputation for personal integrity and adherence to high ethical standards, (2) judgment, (3) knowledge and experience in leading a successful company, business unit or other institution, (4) independence from Sprint, (5) ability to contribute diverse views and perspectives, (6) diversity and inclusion, (7) business acumen, and (8) ability and willingness to devote the time and attention necessary to be an effective Sprint director—all in the context of an assessment of the needs of the board at that point in time. The Nominating and Corporate Governance Committee also considers a candidate’s or current board member’s other board commitments or job responsibilities in assessing whether he or she would be able to devote the time and attention necessary to be an effective director for Sprint.

The Nominating and Corporate Governance Committee reviews with the board the appropriate characteristics and background needed for directors. This review is undertaken not only in considering new candidates for board membership, but also in determining whether to nominate existing directors for another term. The Nominating and Corporate Governance Committee determines the current director selection criteria and conducts searches for prospective directors whose skills and attributes reflect these criteria. Final approvals of nominations are determined by the full board.

To assist in the recruitment of new members to Sprint’s board, the Nominating and Corporate Governance Committee employs a third party search firm. Mr. Swanson and Mr. Hance were selected by the Nominating and Corporate Governance Committee from the candidates recommended by the third party search firm.

It is the policy of the Nominating and Corporate Governance Committee also to consider candidates recommended by stockholders. These recommendations should be sent to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas, 66251. To be timely, your recommendation must be received by Sprint’s Corporate Secretary between                     , 2005 and                     , 2005. Your recommendation must include the following for each candidate you intend to recommend:

•	name, age, business address and residence address;

•	principal occupation or employment;

•	the class and number of shares of Sprint stock beneficially owned;

•	any other information that is required by law to be disclosed in connection with solicitations of proxies for the election of directors; and

•	any other information that Sprint may reasonably require.

The notice must also include your name and address and the class and number of shares of Sprint stock that you own.

The Chair of the Nominating and Corporate Governance Committee is Ms. Lorimer. The other members are Ms. Henretta, Dr. Draper and Messrs. Swanson and Hockaday. The Sprint board appointed Mr. Swanson to the Nominating and Corporate Governance Committee on April 19, 2005. The Nominating and Corporate Governance Committee met seven times in 2004.

A current copy of the charter for the Nominating and Corporate Governance Committee and the Corporate Governance Guidelines adopted by Sprint are available at www.sprint.com/governance. They may also be obtained by writing to Sprint Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B206, Overland Park, Kansas 66251.

Audit Committee Report

The Audit Committee of the Sprint board, which is composed of independent directors and has the principal responsibilities described beginning on page 123 of this joint proxy statement/prospectus, furnished the following report. A copy of the Audit Committee Charter is available at www.sprint.com/governance.

The Audit Committee has reviewed and discussed Sprint’s audited consolidated financial statements with management. The Audit Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (SAS 61—Communication with Audit Committees), as amended, relating to the auditors’ judgment about the quality of Sprint’s accounting principles, judgments and estimates, as applied in its financial reporting.

The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) that relates to the firm’s independence from Sprint and its subsidiaries and has discussed with the independent registered public accounting firm its independence.

The Audit Committee met with senior management periodically during fiscal 2004 to consider the adequacy of Sprint’s internal controls and discussed these matters with Sprint’s independent registered public accounting firm and with appropriate Sprint financial personnel. The Audit Committee also discussed with senior management Sprint’s disclosure controls and procedures and the certifications by Sprint’s CEO and Chief Financial Officer, which are required by the SEC for certain of Sprint’s filings with the SEC. The Audit Committee met privately with the independent registered public accounting firm, the internal auditors and other members of management, each of whom has unrestricted access to the Audit Committee.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the board that the audited financial statements be included in Sprint’s annual report on Form 10-K for the year ended December 31, 2004, for filing with the SEC.

Charles E. Rice, Chairman (through April 18, 2005)

Gordon M. Bethune

E. Linn Draper Jr.

Linda Koch Lorimer

Louis W. Smith

The information in this report shall not be deemed to be soliciting material or to be filed with the SEC under the Exchange Act or incorporated by reference in any document so filed, and is not subject to the proxy rules under, or to the antifraud liabilities of Section 18 of, the Exchange Act.

Compensation Committee Report on Executive Compensation

The Compensation Committee, among its various functions contained in the Committee Charter, establishes and/or reviews the salaries and other compensation paid to Sprint’s executive officers. The Committee’s Charter is reviewed annually by the committee and the board. The board has the responsibility for determining membership of the Compensation Committee and has appointed only independent directors to the committee. The committee has the authority to engage the services of outside advisers, experts and others to assist the committee. The committee consulted with Deloitte Consulting and Watson Wyatt, independent compensation consultants to the committee, in 2004 to design the 2005 executive compensation plan that is described below. The committee is also advised by Davis Polk & Wardwell, independent counsel to the board.

This report summarizes the policies followed in setting compensation for Sprint’s executive officers in 2004, as well as changes that will be made to the 2005 compensation program.

Sprint’s Executive Compensation Philosophy

The fundamental objectives of Sprint’s executive compensation policies are to ensure that executives are provided incentives and compensated in a way that advances both the short- and long-term interests of stockholders while also ensuring that Sprint is able to attract and retain executive management talent.

Sprint approaches this objective through three key components:

•	an annual base salary;

•	performance-based annual short-term incentive compensation (paid in cash); and

•	periodic (generally annual) grants of long-term stock-based compensation, such as stock options and RSUs.

To develop a competitive compensation package, each of these components of compensation as well as total compensation (the sum of all three elements) are compared to compensation data of similarly sized companies in the telecommunications and high technology industries as well as in other industries based on surveys conducted by independent compensation consultants and proxy data. At the end of 2002, the committee re-examined and revised the compensation structure and set guidelines so that all three compensation components were based on the market median for similar positions within the comparison group. These guidelines are scheduled to be updated in late 2005 based on a review of available compensation data. Based on the most recently available compensation data, these guidelines continue to reflect the market median for annual base salary and short-term incentive compensation and are above the median for long-term incentive compensation. For each executive officer, the actual long-term incentive opportunity granted is adjusted from the guidelines to reflect individual performance. The actual compensation earned by executive officers as a result of their short-term and their long-term incentive compensation opportunities is primarily dependent on Sprint’s performance. As a result of all of these factors, the long-term opportunities and total actual compensation for the Named Officers were generally at the 75th percentile level relative to the most recently available data.

The committee believes that Sprint’s comparison group, which is reviewed and adjusted if needed on an annual basis, accurately reflects the market in which Sprint competes for executive talent. Six of the 22 companies in the Dow Jones US Telecommunications Index (which is used in the stock performance graphs on pages 140 and 141, respectively, of this joint proxy statement/prospectus) are included in the comparison group. In 2005, the two independent compensation consultants reviewed Sprint’s comparison group and expressed their views that the group generally accurately reflects the market in which Sprint competes for executive talent. For

2005, the two independent compensation consultants recommended minor revisions to Sprint’s comparison group to include two new telecommunication companies and to remove one company that is no longer viewed as a high technology company.

In December 2004, the committee reviewed the total remuneration that the Named Officers potentially could receive, under five termination scenarios: (1) normal retirement, (2) voluntary, (3) involuntary for cause, (4) involuntary not for cause and (5) involuntary not for cause or for good reason after a change in control. The total remuneration review included all aspects of the executive officers’ pay including annual base salary plus short-term and long-term incentive compensation, the cash value of future benefits, perquisites, deferred compensation and the potential impact of accelerated vesting of equity. The opinion of the two independent compensation consultants was that Sprint’s total remuneration for its Named Officers was within competitive practice. The committee intends to review this total remuneration analysis annually.

Section 162(m) of the Code denies a tax deduction to any publicly held corporation, such as Sprint, for compensation in excess of $1 million paid to any individual who, on the last day of the year, is the CEO or among the four highest compensated officers other than the CEO, whom we refer to as the Named Officers, unless such compensation qualifies as performance-based under Section 162(m). It is Sprint’s policy to design its short-term incentive compensation plan for the Named Officers so that such incentive compensation would be deductible under Section 162(m), although individual exceptions may occur. With respect to long-term incentive compensation, compensation from stock options, but not RSUs, is deductible under Section 162(m). The committee believes that the interests of the stockholders are best served by not restricting the committee’s discretion in developing compensation programs, even though such programs may result in certain non-deductible compensation expenses.

Compensation Decisions for 2004

Base Salary

As in the past, 2004 base salaries for executive officers took into consideration a variety of factors, including:

•	the nature and responsibility of the position and, to the extent available, salary norms for persons in comparable positions at comparable companies (primarily similarly sized companies in the telecommunications and high technology industries);

•	the experience and tenure of the individual executive; and

•	the performance of the individual executive.

Short-term Incentive Compensation

Sprint’s annual short-term incentive compensation plan, or STIC, is designed to motivate and reward eligible employees for their contributions to Sprint’s performance by making a large portion of their cash compensation variable and dependent upon Sprint’s performance.

In 2004, the STIC formula had three variables all of which are described below: (1) the executive officer’s annual incentive target; (2) achievement of six objectives, three for the combined results of the local telecommunications and long distance operations (FON) and three for the wireless operations (PCS division); and (3) weightings for the objectives. At the end of the year, the individual’s incentive target was multiplied by the weightings and the payout results for each objective to calculate the actual incentive amount for the year. The payouts for each objective could range from 0–200%. For executive officers above Senior Vice President, or SVP, the individual’s incentive payout was calculated based only upon Sprint’s performance measured by the objectives and weightings described below. The committee (which has the discretion to reduce these executive officers’ incentive payments) then reviewed and authorized the actual incentive payouts for these officers. For

SVPs, the individual incentive payout was calculated based upon Sprint’s performance measured by the objectives and weightings and then adjusted for individual performance (from 0–120%). This individual performance factor did not apply to executive officers above SVP.

For executive officers, the following objectives and weightings were used for the 2004 STIC. A brief description of the objective and the result is also shown.

•	FON Net Revenue Growth–15%: the increase or decrease in current year net revenue, over net revenue for the prior year, expressed as a percentage. Actual results were below target.

•	FON EVA–25%: calculated as net operating profits after taxes less a charge for the carrying cost of all capital invested in the enterprise (average invested capital multiplied by weighted average cost of capital (%)). Actual results were below target.

•	FON Operating Cash Flow–10%: calculated as operating income before depreciation and amortization expense less funds used to acquire or upgrade long-term assets such as property, buildings or equipment. Actual results were below target.

•	PCS Net Service Revenue Growth Relative to Industry Growth–15%: the increase or decrease in current period net service revenue (total revenue exclusive of handset sales) over net service revenue for a corresponding period, expressed as a percentage, relative to the change in industry net service revenue growth for the same time period. Actual results were at target.

•	PCS EVA–25%: calculated as net operating profits after taxes less a charge for the carrying cost of all capital invested in an enterprise (average invested capital multiplied by weighted average cost of capital (%)). Actual results exceeded target.

•	PCS Operating Cash Flow–10%: calculated as operating income before depreciation and amortization expense less funds used to acquire or upgrade long-term assets such as property, buildings or equipment. Actual results exceeded target.

Long-term Incentive Compensation

Sprint’s long-term incentive compensation plan, or LTIC, is designed to promote the long-term objectives of the organization. The target level of LTIC in 2004 was developed as described above. Actual awards were adjusted based on the performance rating of each eligible participant. The target incentive opportunity was then converted to stock options and RSUs. Stock options were granted with a strike price equal to 100% of fair market value of the underlying stock on the grant date. The stock options vest 25% per year from the date of grant. The RSUs vest 25% two years from the date of grant with the remaining 75% vesting three years from the date of grant.

CEO Compensation

In setting the compensation level for the CEO, Gary D. Forsee, the committee with the guidance of an independent compensation consultant, considers comparative information from other companies, third party salary surveys and proxy statements. In February 2004, the committee determined to maintain Mr. Forsee’s base salary at the level established in 2003 of $1,100,000 and increased Mr. Forsee’s STIC target opportunity $215,000, from $1,650,000 to $1,865,000, to continue to tie Mr. Forsee’s performance compensation to the performance of Sprint. Due to the strong performance of Sprint in 2004 under Mr. Forsee’s leadership, his actual STIC payout for 2004 was $2,090,991, which represented 112.12% of his STIC target opportunity.

In 2004, taking into account Mr. Forsee’s strong individual performance and, after considering the Sprint FON common stock and Sprint PCS common stock recombination, the committee awarded Mr. Forsee the following: (1) 779,400 stock options that become exercisable 25% per year from the date of grant and (2) 396,000 RSUs that vest 25% two years from the grant date with the remaining 75% vesting on the third anniversary of the grant date.

Compensation Decisions for 2005

During 2004, the Compensation Committee, with advice and assistance from two independent compensation consultants, devoted extensive attention to reviewing Sprint’s executive compensation design. Through this review, the committee identified the key strategic compensation design priorities for Sprint: ensure stockholder alignment, reward performance, enhance corporate governance, improve employee collaboration and simplify current compensation plans.

The results of the review included the following observations:

•	the short-term incentive plan had too many objectives and should be simplified; and

•	although aspects of the long-term incentive plan had performance criteria associated with them, additional performance-based criteria were needed.

Beginning in 2005, the following changes have been made to the short- and long-term incentive compensation plans.

Short-term Incentive Compensation

In 2005, STIC has been simplified by reducing the number of objectives and sharing them among all STIC eligible employees (approximately 23,500), creating greater alignment of efforts and interests within and across the organization. All STIC participants have a combination of any of the following objectives: Sprint Economic Value Added, or Sprint EVA; Earnings before Interest, Taxes, Depreciation and Amortization, or EBITDA, Expense to Revenue; and Sprint customer satisfaction. Sprint EVA is calculated as net operating profits after taxes less a charge for the carrying cost of all capital invested in the enterprise (average invested capital multiplied by the weighted average cost of capital (%)). EBITDA is calculated as net income before interest and tax expense (which are non-operating expenses) and depreciation and amortization expense (which are non-cash expenses). Customer satisfaction will be measured by improvement in industry relevant customer satisfaction surveys, conducted through independent third party vendors. Achievement of the 2005 STIC objectives will be calculated with reference to the performance period before the completion of the proposed merger with Nextel if the merger is completed before the end of 2005.

Long-term Incentive Compensation

After reviewing a number of different approaches to delivering LTIC, the committee determined that Sprint will again grant both stock options and RSUs in 2005 but with some substantial changes described below.

Stock Options

The 2005 stock option awards for Sprint’s SVPs through the CEO have a strike price equal to 110% of the market value of the underlying stock on the grant date. This approach ensures stockholders benefit from stock appreciation before the senior leadership of Sprint. All other executives receive stock options with a strike price equal to 100% of fair market value on the grant date. The stock option award for all participants will continue to vest 25% per year from the date of grant.

RSUs

Beginning with the 2005 awards, the number of RSUs granted is based on both individual performance and the achievement of enterprise-level financial performance criteria. Financial targets, using Sprint EVA (described above), are set during the first quarter of the measurement year and Sprint’s SVPs through the CEO receive contingent awards of RSUs based on the guideline award, adjusted for each executive’s individual performance rating. A performance matrix was created to allow for a range of awards under or over targeted levels based on actual results. In 2006, the contingent 2005 RSU award will be adjusted based on actual 2005 Sprint EVA performance results (calculated with reference to performance before the proposed merger with Nextel if the merger is completed before the end of 2005). The 2005 award vests 100% three years from the date of grant. In addition to being granted on a performance basis, RSUs have a retention aspect, vesting only if the executive remains employed by Sprint three years from the grant date, which is two years after the performance period.

For executives below the SVP level, the 2005 RSU target value was adjusted at the time of grant in 2005 based on individual performance and 2004 EVA performance (capped at 100%) and converted to RSUs, in whole shares. The RSUs vest 100% three years from the date of grant.

Other Actions in 2005

In January 2005, the committee, with the advice of independent outside counsel and an independent compensation consultant, approved a retention program to retain Sprint executives through the completion of the proposed merger with Nextel and the contemplated spin-off of the local telecommunications business and for the one-year transition period after the applicable transaction. Messrs. Forsee and Lauer were excluded from participating in the program. The program provides for up to 100% of the executive officers’ annual base salary and short-term incentive target opportunity and acceleration of unvested equity if held at least one year upon the date of the executive’s involuntary, not for cause termination.

In February 2005, the committee approved the promotion of Len Lauer in recognition of his added responsibilities for the Information Technology Services and Network Services organizations, effective January 1, 2005. Based on Mr. Lauer’s 2004 performance and his promotion in 2005, his compensation components are $933,000 base salary, $1,120,000 short-term incentive compensation opportunity and 420,000 stock options and 160,000 RSUs.

Amendments to Sprint’s aircraft usage policy were made, with guidance and oversight by the committee. The amendments provide for limited use by certain executive officers (those who hold the position of executive vice president or above) of corporate aircraft for personal reasons subject to pre-approval by the Chairman and CEO. The limited use of the aircraft cannot exceed $75,000 in value each year for any of these executive officers, with a cap of $150,000 for all of these executive officers. The Chairman and CEO is required by Sprint’s security policy to use Sprint aircraft in lieu of commercial aircraft for all travel, including personal travel.

On March 15, 2005, the committee granted new performance based equity awards to Messrs. Forsee and Lauer. A combination of performance based RSUs and premium priced stock options were granted. The number of RSUs subject to the awards: (1) is based upon targeted financial performance that must be achieved, irrespective of the intervention of the proposed merger with Nextel, (2) will be adjusted based on actual achievement of 2005 EVA performance measures (calculated with reference to performance before the proposed merger with Nextel if the merger is completed before the end of 2005), (3) could vary between 0–200% of the number of units granted, (4) will vest 100% on the third anniversary of the grant date, and (5) is subject to discretionary review by the committee to assure appropriate performance and has been initially set at 62,000 RSUs for Mr. Forsee and 21,000 RSUs for Mr. Lauer. Additionally, the performance-based RSU awards will be forfeited if the Sprint Nextel merger is not completed.

The number of options granted was 165,000 for Mr. Forsee and 55,000 for Mr. Lauer. The exercise price for the stock options was equal to 110% of the market value of the underlying stock on the grant date. The premium priced options will vest 25% per year on each of the first through fourth anniversaries of the grant date and will be forfeited if the Sprint Nextel merger is not completed.

At the same time the committee also approved an amendment to Mr. Forsee’s employment agreement of March 19, 2003, which is effective and conditioned on the completion of the merger with Nextel. The amendment provides for: (1) an annual base salary of $1,400,000, subject to annual review for possible increase

(but not decrease), (2) an annual short-term incentive target opportunity of not less than 170% of base salary, for an initial target opportunity of $2,380,000, with a maximum payout of 200% of the short-term incentive opportunity (the actual payout can range from 0-200% of the target opportunity), and (3) an annual long-term performance-based incentive opportunity having a $10 million minimum target value for the first year following completion of the merger and a $10 million guideline target value for the second year. If the merger is completed in 2005, the short-term incentive target opportunity for 2005 will be the sum of $2,040,000 prorated for the portion of the year before the completion of the merger and $2,380,000 prorated for the portion of the year after the completion of the merger. The new performance-based equity awards and the amendment to Mr. Forsee’s employment agreement were made with the advice of independent outside counsel and the independent compensation consultants.

Stock Ownership Guidelines

The Sprint board also believes executive ownership of a meaningful financial stake in Sprint serves to align executives’ interests with stockholders’ interests. In 2003, the Sprint board established executive stock ownership guidelines that require certain executives to hold shares or share equivalents of Sprint stock equal to five times base salary for the CEO and one to four times base salary for executives at the Vice President level and above. Each executive is expected to meet this ownership level by the later of December 31, 2008 or the fifth anniversary of becoming an executive. In addition, these executives are expected to meet yearly interim stock ownership requirements. All 144 covered executives have met these interim requirements.

Gerald L. Storch, Chairman

Gordon M. Bethune

Irvine O. Hockaday, Jr.

Charles E. Rice

The information in this report shall not be deemed to be soliciting material or to be filed with the SEC under the Exchange Act or incorporated by reference in any document so filed, and is not subject to the proxy rules under, or to the antifraud liabilities of Section 18 of, the Exchange Act.

Summary Compensation Table

The following table reflects the cash and non-cash compensation for services in all capacities to Sprint by those persons who were, as of December 31, 2004, the Named Officers. All quantities of Sprint securities below are stated after giving effect to the recombination of Sprint FON common stock and PCS common stock on April 23, 2004.

		Annual Compensation				Long-term Compensation Awards
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(1)	Other Annual Compensation ($)		Restricted Stock Award(s) ($)(3)	Securities Underlying Options (#)		All Other Compensation ($)(4)
Gary D. Forsee (5) Chairman & Chief Executive Officer	2004 2003	1,137,931 813,410	2,090,991 2,532,206	205,056 198,041	(2)	7,180,800 12,844,751	779,400 2,148,300	(6)	26,220 137,794

Robert Dellinger (7) Executive Vice President Chief Financial Officer	2004 2003 2002	551,082 511,343 272,988	574,376 603,503 375,789	5,867 2,968 16,837		1,795,200 2,656,875 0	194,700 322,500 195,975		1,621 9,411 32,030

Michael B. Fuller President—Local Telecommunications Division	2004 2003 2002	712,914 641,705 518,453	549,376 581,034 729,133	4,510 7,339 7,658		1,795,200 750,750 1,564,800	194,700 387,000 472,774		13,084 19,816 10,639

Howard E. Janzen (8) President—Sprint Business Solutions	2004 2003	555,044 308,813	549,376 642,580	4,911 29,072		1,795,200 449,873	194,700 241,875		26,196 56,430	(9)

Len J. Lauer President & Chief Operating Officer	2004 2003 2002	825,863 652,318 456,441	913,758 625,808 307,014	5,236 8,974 10,026		2,937,600 3,810,000 1,564,800	318,600 391,950 444,876		1,250 9,000 7,468

(1)	Includes all amounts earned for the respective years, even if deferred under Sprint’s Executive Deferred Compensation Plan. All bonuses were paid under Sprint’s short-term incentive compensation plans or as one-time awards for work performed in connection with the proposed merger with Nextel.
(2)	The Compensation Committee of Sprint’s board established an overall security program for Mr. Forsee in May of 2003. Sprint established the security program for its benefit rather than as a personal benefit or perquisite for Mr. Forsee. Nevertheless, the amount shown in the table includes Sprint’s costs to provide Mr. Forsee with residential security systems and equipment. Under the security program, Mr. Forsee is required to use Sprint aircraft for non-business as well as business travel. The incremental costs associated with the non-business use by Mr. Forsee of Sprint aircraft are also included in the table and totaled $138,680 for 2004.
(3)	As of December 31, 2004, the Named Officers held restricted stock or RSUs as set forth in the following table. The market value of the shares is based on a value of $24.85 per share for Sprint common stock (the closing price on the NYSE on December 31, 2004) multiplied by the number of shares of restricted stock or RSUs. The quantities of Sprint securities below are stated after giving effect to the recombination of Sprint FON common stock and Sprint PCS common stock on April 23, 2004.

	Number of Shares
	RSUs	Restricted Stock	Value
Mr. Forsee	1,565,081	0	$38,892,263
Mr. Dellinger	331,429	0	8,235,986
Mr. Fuller	146,514	90,000	5,877,373
Mr. Janzen	128,485	0	3,192,852
Mr. Lauer	478,497	93,300	14,209,155

Each of the Named Officers has the right to receive dividends on the restricted stock and the RSUs at the same rate as on unrestricted shares and to vote the restricted stock.

The awards in 2004 were all RSUs granted on February 10, 2004 that vest 25% on the second anniversary of the grant date, and 75% on the third anniversary of the grant date.

The awards in 2003 were all RSUs. For those grants that vest, in whole or in part, within three years of the grant date, the vesting schedule is described below. When Mr. Forsee joined Sprint, under his employment contract, he received initial grants equal to 195,750 RSUs, which we refer to as Initial RSUs; and sign-on awards of 711,600 RSUs, which we refer to as Sign-on RSUs. In recognition that Mr. Forsee forfeited certain compensation and opportunities with his former employer, Sprint granted to Mr. Forsee 291,600 “make-whole” RSUs. The Initial RSUs will vest 100% on March 19, 2006; the Sign-on RSUs will vest 100% on December 31, 2007; and the “make-whole” RSUs will vest and, unless deferred, will be paid in 20% increments on each of the first four anniversaries of March 19, 2003 and on December 31, 2007, in each case subject to Mr. Forsee’s continued employment with Sprint. The award to Mr. Fuller was made on March 27, 2003 and vests one-third on each of the first, second and third anniversaries of the grant date. The award to Mr. Janzen was made on May 13, 2003 and vests one-third on each of the first, second and third anniversaries of the grant date. The award to Mr. Dellinger was made on March 27, 2003, and 57,750 of the RSUs vest one-third on each of the first, second and third anniversaries of the grant date, and 187,500 vest one-third on each of the third, fourth and fifth anniversaries of the grant date. The award to Mr. Lauer was made on March 27, 2003, and 69,300 of the RSUs vest one-third on each of the first, second and third anniversaries of the grant date, and 262,500 vest one-third on each of the third, fourth and fifth anniversaries of the grant date.

The awards in 2002 were restricted stock granted on April 4, 2002 that vest 50% on each of February 28, 2005 and February 28, 2006.
(4)	Consists of amounts for 2004: (a) contributed by Sprint under the Sprint Retirement Savings Plan, (b) representing the portion of interest credits on deferred compensation accounts under Sprint’s Executive Deferred Compensation Plan that are at above-market rates and (c) relocation expenses, as follows:

	Savings Plan Contribution	Above- market Earnings	Relocation
Mr. Forsee	$3,075	$1,587	$21,558
Mr. Dellinger	897	724	0
Mr. Fuller	1,005	12,079	0
Mr. Janzen	0	0	26,196	*
Mr. Lauer	1,250	0	0
*	Relocation expenses include $1,765 of interest paid by Sprint in 2004 on an equity advance in connection with Mr. Janzen’s relocation to Kansas City.

(5)	Mr. Forsee became CEO on March 19, 2003 and Chairman on May 13, 2003.
(6)	When Mr. Forsee joined Sprint, under his employment contract, he received initial grants of options to purchase 1,252,500 shares of Sprint common stock at an exercise price equal to the fair market value on the grant date, which we refer to as the Initial Options. In recognition that Mr. Forsee forfeited certain compensation and opportunities with his former employer, Sprint granted to Mr. Forsee “make-whole” options to purchase 895,800 shares of Sprint common stock, at an exercise price equal to the fair market value on the grant date. The Initial Options will vest in 25% tranches on the first four anniversaries of the grant date, and the “make-whole” options will become fully exercisable on December 31, 2007, in each case subject to Mr. Forsee’s continued employment with Sprint, and they will not be subject to accelerated vesting upon a change in control under the provisions of Sprint’s equity plan.
(7)	Mr. Dellinger became employed by Sprint on March 25, 2002.
(8)	Mr. Janzen became employed by Sprint on May 12, 2003.
(9)	Includes $1,972 of interest paid by Sprint in connection with Mr. Janzen’s relocation to Kansas City.

Option Grants

The following table summarizes options granted to the Named Officers under Sprint’s stock option plans during 2004. The options shown are options to purchase Sprint series 1 common stock.

The amounts shown as potential realizable values on these options are based on arbitrarily assumed annualized rates of appreciation in the price of Sprint’s common stock of 5% and 10% over the term of the options, as set forth in SEC rules. The Named Officers will realize no gain on these options without an increase in the price of Sprint common stock that will benefit all stockholders proportionately.

Unless otherwise indicated, each option listed below has the following terms. Vesting is accelerated in the event of an employee’s death or permanent disability. In addition, if an option has been outstanding for at least one year, vesting is accelerated upon a change in control or an employee’s normal retirement at age 65 or older. A change in control is deemed to occur if (1) someone acquires 30% or more of the voting power of Sprint stock, (2) there is a change of a majority of the directors within a two-year period in certain circumstances, or (3) there is a merger in which Sprint is not the surviving entity. The proposed merger with Nextel does not constitute a change in control with respect to these options. Sprint granted no stock appreciation rights during 2004. For other circumstances in which vesting may be accelerated, see the description of Sprint’s retention program below under “—Sprint Retention Program.”

Option Grants in Last Fiscal Year

Name	Number of Securities Underlying Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)		Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term($)
						5%	10%
Gary D. Forsee	519,600	6.8%	17.94	(2)	2/10/14	5,862,319	14,856,268
	259,800	3.4%	18.22	(3)	2/10/14	2,976,908	7,544,069
Robert Dellinger	129,800	1.7%	17.94	(2)	2/10/14	1,464,452	3,711,208
	64,900	0.8%	18.22	(3)	2/10/14	743,654	1,884,565
Michael B. Fuller	129,800	1.7%	17.94	(2)	2/10/14	1,464,452	3,711,208
	64,900	0.8%	18.22	(3)	2/10/14	743,654	1,884,565
Howard E. Janzen	129,800	1.7%	17.94	(2)	2/10/14	1,464,452	3,711,208
	64,900	0.8%	18.22	(3)	2/10/14	743,654	1,884,565
Len J. Lauer	212,400	2.8%	17.94	(2)	2/10/14	2,396,375	6,072,886
	106,200	1.4%	18.22	(3)	2/10/14	1,216,888	3,083,834

(1)	This annual executive stock option grant vests 25% on each of February 10, 2005, February 10, 2006, February 10, 2007 and February 10, 2008. The number of Sprint securities are stated after giving effect to the recombination of Sprint FON common stock and PCS common stock on April 23, 2004.
(2)	The fair market value of FON common stock on February 10, 2004, the date of grant.
(3)	The fair market value of PCS common stock on February 10, 2004 ($9.11), the date of grant, adjusted for the conversion rate into FON common stock in connection with the recombination of Sprint FON common stock and PCS common stock on April 23, 2004.

Option Exercises and Fiscal Year-end Values

The following table summarizes the net value realized on the exercise of options in 2004, and the value of options outstanding at December 31, 2004, for the Named Officers. All options shown are options to purchase Sprint series 1 common stock.

Aggregated Option Exercises in 2004 and Year-end Option Values

	Shares Acquired on Exercise (#)	Value Received ($)	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004(1)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Gary D. Forsee	0	0	313,125	2,614,575	4,419,238	31,213,347
Robert Dellinger	0	0	200,550	512,625	2,092,140	5,352,310
Michael B. Fuller	364,766	2,622,247	1,177,209	705,262	2,178,573	7,111,600
Howard E. Janzen	0	0	60,470	376,105	878,630	3,963,018
Len J. Lauer	0	0	933,292	819,184	5,006,279	7,878,369

(1)	The value of unexercised, in-the-money options is the number of shares underlying options multiplied by the difference between the exercise price of the options and the fair market value, at December 31, 2004, of $24.85, which was the closing price of Sprint series 1 common stock on the NYSE on that date.

Pension Plans

Under the Sprint Retirement Pension Plan, eligible employees generally accrue for each year of service an annual retirement benefit equal to 1.5% of career average compensation, subject to limitations under the Code. In addition, the Named Officers participate in a supplemental retirement plan that provides additional benefits. Under his employment agreement, Mr. Forsee is eligible for retirement benefits not to exceed 65% of his covered compensation (generally, annual base salary plus actual annual bonus), which amount will be ratably reduced if Mr. Forsee’s employment with Sprint terminates before age 65, and will be offset by pension benefits otherwise payable to him by Sprint and his former employer. Assuming the following Named Officers continue to work at Sprint until age 65 and have pensionable compensation for years after 2004 equal to the pensionable compensation for 2004, the Named Officers would receive an estimated annual pension benefit, expressed as an annuity for life, as follows: Mr. Forsee—$1,828,427, Mr. Dellinger—$388,704, Mr. Fuller—$ 332,104, Mr. Janzen—$ 278,589, and Mr. Lauer—$ 591,505.

In addition, Sprint has a key management benefit plan that provides for a survivor benefit in the event of the death of the participant or, in the alternative, a supplemental retirement benefit. This plan has only five active employee participants, of whom only two are Named Officers. More information on the plan is provided in the following section under “—Employment Contracts.”

Employment Contracts

Employment Contract with Mr. Forsee

In March 2003, Sprint entered into an employment contract with Mr. Forsee. Under the contract, Mr. Forsee is contractually entitled to an annual base salary of $1,100,000 and is eligible for all employee benefits made available generally to other senior executive officers of Sprint, including Sprint’s Short-term Incentive Plan. After 2003, Mr. Forsee is not guaranteed the payment of any annual bonus except under certain circumstances related to the termination of his employment with Sprint, but he is contractually eligible for an annual target bonus opportunity of 150% of his base salary and a maximum bonus opportunity payout of 300% of his base salary. Subject to the contract requirements, the Compensation Committee reviews and sets Mr. Forsee’s compensation, as described above in “—Compensation Committee Report on Executive Compensation” beginning on page 127. For a description of the options and restricted stock units granted to Mr. Forsee under his employment contract, see “—Summary Compensation Table” beginning on page 133. In 2004, Sprint reimbursed Mr. Forsee $28,862 for reasonable legal and professional fees incurred by him in connection with litigation relating to his taking the position of Chairman and CEO with Sprint, as required under the contract.

In the event Mr. Forsee’s employment with Sprint is terminated, either by Sprint without cause or by Mr. Forsee for good reason, Mr. Forsee will receive his pro rata annual bonus and severance benefits equal to two times the sum of his annual base salary and his target annual bonus opportunity (three times that amount if the termination occurs during the 24-month period following a change in control, as defined in the agreement). The proposed merger with Nextel is not considered a change in control. In addition, in the event of such a termination, the options and restricted stock units discussed above will be subject to pro rata accelerated vesting (100% accelerated vesting if the termination is within the 24-month period following a change in control). In the event Mr. Forsee receives any payments deemed contingent on a change in control, he will not be subject to plan provisions that require a reduction of benefits to levels deductible under Section 280G of the Code, and if any excise tax is imposed on him by Section 4999 of the Code as a result of a change in control, Sprint will make him whole.

In December 2004, Mr. Forsee’s employment agreement was amended to provide that upon completion of the proposed merger with Nextel, he would become the CEO and President of Sprint Nextel. Mr. Forsee waived his ability to claim that his relocation to Reston, Virginia and his loss of the Chairman’s position would constitute a “Constructive Discharge” under his employment agreement. The amendment also confirms that the merger would not constitute a change in control. All other terms and conditions of the agreement remain unchanged.

Under the agreement, Mr. Forsee has agreed to certain covenants relating to competition, confidentiality, non-solicitation, non-disparagement and cooperation, his breach of which would result in forfeiture of his rights to his non-qualified pension benefit, any unpaid severance benefits and all of his unvested equity-based awards described above that are then outstanding.

On March 15, 2005, the Compensation Committee approved a second amendment to Mr. Forsee’s employment agreement of March 19, 2003, which is effective and conditioned on the completion of the merger. The amendment provides for: (1) an annual base salary of $1,400,000, subject to annual review for possible increase (but not decrease), (2) an annual short-term incentive target opportunity of not less than 170% of base salary, for an initial target opportunity of $2,380,000, with a maximum payout of 200% of the short-term incentive opportunity (the actual payout can range from 0–200% of the target opportunity), and (3) an annual long-term performance-based incentive opportunity having a $10 million minimum target value for the first year following completion of the merger and a $10 million guideline target value for the second year. If the merger is completed in 2005, the short-term incentive target opportunity for 2005 will be the sum of $2,040,000 prorated for the portion of the year before the completion of the merger and $2,380,000 prorated for the portion of the year after the completion of the merger.

See “The Merger—Interests of Sprint and Nextel Directors and Executive Officers in the Merger—Interests of Sprint Directors and Executive Officers in the Merger” beginning on page 67.

Employment Contracts with Mr. Fuller and Mr. Lauer

Mr. Fuller and Mr. Lauer have each signed agreements that prohibit their performing services for a competitor for up to 18 months following termination of their employment. The agreements also provide severance under which they will receive 18 months of compensation and benefits following an involuntary termination of employment without cause or upon a constructive discharge following a diminution of their responsibilities or compensation, or a forced relocation in certain circumstances.

The agreements, which pre-date Sprint’s current senior executive severance policy, provide enhanced severance benefits in the event Sprint terminates their employment without cause or they resign due to a diminution in responsibilities, authority, or compensation following a change in control of Sprint. The proposed merger with Nextel will not be a change of control under the agreements. Benefits include monthly salary payments for up to 35 months and an amount equal to the sum of the highest short-term plus the highest long-term incentive compensation awards received for the three performance periods before termination, paid in three installments. For purposes of the key management benefit plan, they will be deemed to have remained a Key Executive (as defined in the plan) until age 60 and interest will be credited to their accounts under the Executive Deferred Compensation Plan at the maximum rate allowed under the plan. In addition, Sprint will determine their retirement benefits assuming three years of additional service and will not impose on them any reduction to benefits for early retirement. The benefits also include life, disability, medical, and dental insurance coverage for up to 35 months following termination. Finally, these officers are not subject to plan provisions that require a reduction of benefits to levels deductible under Section 280G of the Code, and if any excise tax is imposed on them by Section 4999 of the Code as a result of a change in control, Sprint will make them whole.

Employment Contracts with Mr. Dellinger and Mr. Janzen

In late 2003, Mr. Dellinger and Mr. Janzen signed employment agreements. The agreements contain the same non-competition and standard severance provisions as those in Mr. Fuller’s and Mr. Lauer’s agreements. However, Mr. Dellinger’s and Mr. Janzen’s agreements provide for different severance benefits following a change in control of Sprint consistent with Sprint’s new policy regarding senior executive severance arrangements.

If, within the two-year period following a change in control of Sprint, Sprint terminates Mr. Dellinger’s or Mr. Janzen’s employment without cause or they resign due to either a forced relocation outside of the Kansas City area or a diminution in responsibilities, authority, or compensation, they will receive monthly salary payments for up to 24 months. During that period, they will also receive prorated targeted incentive compensation paid at the same time payouts are made for the applicable performance measurement period and will continue to participate in Sprint’s retirement, medical and certain other welfare benefits as if they were active employees. The proposed merger with Nextel will not constitute a change in control under Mr. Dellinger’s or Mr. Janzen’s employment contract.

Sprint Retention Program

On January 17, 2005, the Compensation Committee of the Sprint board of directors adopted the Sprint retention program in order to retain certain critical officers and other employees pending the merger and contemplated spin-off of Sprint’s local telecommunications business and for a period of one year after these events. The Sprint retention program provides that Sprint’s executive officers, other than Messrs. Forsee and Lauer, are eligible for retention payments equal to 100% of their respective annual base salary and target short-term incentive bonus as of January 17, 2005. Under the terms of Sprint’s retention program, Robert J. Dellinger, Howard E. Janzen, Timothy E. Kelly, Michael W. Stout, Thomas A. Gerke, Kathryn A. Walker, Gene M. Betts, William R. Blessing, James G. Kissinger and John P. Meyer are eligible to receive retention payments equal to one-half of their annual base salary at the time of completion of the merger or an intervening business combination. They are entitled to receive a second retention payment equal to one-half of their annual base salary, plus the amount of their target short-term incentive bonus, on the first anniversary of completion of the merger or an intervening business combination. If one of these executive officers is involuntarily terminated other than for cause, the executive officer will receive the retention payment on the executive officer’s last day worked or the date on which the merger or intervening business combination is completed, whichever is later. Michael B. Fuller, President-Local Telecommunications Division, is eligible to receive one-half of his annual base salary retention payment at the time of completion of the contemplated spin-off. The balance of his base salary retention payment and the short-term incentive bonus payment are payable on the first anniversary of completion of the contemplated spin-off. If he is involuntarily terminated other than for cause, the retention payment will be made on his last day worked or the date of completion of the contemplated spin-off following the merger, whichever is later. If any covered executive officer voluntarily terminates his or her employment or is terminated for cause before a retention payment is made, the executive officer will not receive that retention payment. No retention payments will be made under the Sprint retention program if neither the merger nor an intervening business combination is completed, and no retention payments will be made to Mr. Fuller if the contemplated spin-off is not completed. Sprint anticipates that the completion of the merger and the contemplated spin-off will result in retention payments to the participating executive officers in an aggregate amount of approximately $8.5 million.

In addition, if the merger is completed and a participating executive officer, other than Mr. Fuller, is involuntarily terminated other than for cause before the first anniversary of completion of the merger, all stock options, restricted stock, restricted stock units and any other equity based awards held by the executive officer for at least one year at the end of the executive officer’s severance period will fully vest on the last day of the severance period as long as that day is on or after the date the merger is completed. If Mr. Fuller is involuntarily terminated other than for cause before the first anniversary of completion of the contemplated spin-off, all equity based awards held by him for at least one year at the end of his severance period will fully vest on the last day of the severance period as long as that day is on or after the date the merger is completed; however, if the contemplated spin-off does not occur, he will be entitled to acceleration of his equity based awards only if the involuntary termination occurs before the first anniversary of the merger.

The Sprint retention program also provides other eligible officers with retention payments of up to 100% of their annual base salaries. Certain officers will also be eligible to receive retention payments of up to the amount of their target short-term incentive bonus. Eligible officers who are involuntarily terminated other than for cause before the first anniversary of completion of the merger or the contemplated spin-off, as applicable, will be entitled to acceleration of vesting of their equity based awards. An officer who accepts a position with the company resulting from the contemplated spin-off will not be considered to have been involuntarily terminated, and will therefore not receive accelerated vesting of equity based awards, due to acceptance of that position.

Key Management Benefit Plan

Sprint has a key management benefit plan providing for a survivor benefit in the event of the death of a participant or, in the alternative, a supplemental retirement benefit. Under the plan, if a participant dies before retirement, the participant’s beneficiary will receive ten annual payments each equal to 25% of the participant’s highest annual salary during the five-year period immediately before the time of the participant’s death. If a participant dies after retiring or becoming permanently disabled, the participant’s beneficiary will receive a benefit equal to 300% (or a reduced percentage if the participant retires before age 60) of the participant’s highest annual salary during the five-year period immediately before the time of retirement or disability, payable either in a lump sum or in installments at the election of the participant. At least 13 months before retirement, a participant may elect a supplemental retirement benefit in lieu of all or a portion of the survivor benefit. The supplemental retirement benefit will be the actuarial equivalent of the survivor benefit. Messrs. Fuller and Lauer are participants in the plan.

Sprint has filed these employment contracts and separation agreements with the SEC. They are available on the SEC’s website at www.sec.gov, and Sprint hereby incorporates them by reference. See “Where You Can Find More Information” beginning on page 226.

Performance Graphs

The information in this section shall not be deemed to be soliciting material or to be filed with the SEC under the Exchange Act or incorporated by reference in any document so filed, and is not subject to the proxy rules under, or to the antifraud liabilities of Section 18 of, the Exchange Act. The graph below compares the yearly percentage change in the cumulative total stockholder return for Sprint series 1 common stock with the S&P® 500 Stock Index and the Dow Jones US Telecommunications Index for the five-year period from December 31, 1999 to December 31, 2004. The cumulative total stockholder return for Sprint series 1 common stock has been adjusted for the periods shown for the recombination of FON common stock and PCS common stock that was effected on April 23, 2004. The graph assumes an initial investment of $100 in Sprint common stock on December 31, 1999 and reinvestment of all dividends.

The Dow Jones US Telecommunications Index is composed of the following companies: Alltel Corp., AT&T Corp., AT&T Wireless Services Inc., BellSouth Corp., CenturyTel Inc., Cincinnati Bell Inc., Citizens Communications Co., IDT Corp., Nextel Communications Inc., Nextel Partners Inc., Qwest Communications International Inc., SBC Communications Inc., Telephone & Data Systems Inc., U.S. Cellular Corp., Verizon Communications Inc., Western Wireless Corp., Wireless Facilities Inc. and Sprint (FON Group and PCS Group were included as two separate entities until April 23, 2004, after which Sprint was included as a single entity).

Five Year Total Return

	1999	2000	2001	2002	2003	2004
Series 1 FON Stock*	$100.00	$35.05	$39.04	$16.76	$19.83	$33.34
S&P 500	$100.00	$90.90	$80.09	$62.39	$80.29	$89.03
Dow Jones US Telecom Index	$100.00	$59.73	$52.10	$34.10	$36.60	$43.45

*	Sprint FON common stock and PCS common stock were recombined on April 23, 2004.

The graph below compares the yearly percentage change in the cumulative total stockholder return for Sprint series 1 common stock as compared with the S&P® 500 Stock Index and the Dow Jones US Telecommunications Index for the five-year period from December 31, 1999 to December 31, 2004. As a result of the recombination of the Sprint FON common stock and PCS common stock on April 23, 2004, the graph below includes the yearly percentage change in the cumulative total stockholder return for PCS common stock only through April 23, 2004. The graph assumes an initial investment of $100 in Sprint common stock on December 31, 1999 and reinvestment of all dividends.

Five Year Total Return

	1999	2000	2001	2002	2003	2004
Series 1 FON Stock	$100.00	$30.92	$31.32	$23.74	$27.37	$40.63
Series 1 PCS Stock	$100.00	$39.88	$47.63	$8.55	$10.97	$9.56	*
S&P 500	$100.00	$90.90	$80.09	$62.39	$80.29	$89.03
Dow Jones US Telecom Index	$100.00	$59.73	$52.10	$34.10	$36.60	$43.45

*	Indicates total return on series 1 PCS stock through April 23, 2004 when the Sprint FON common stock and PCS common stock were recombined.

Proposal 6. Ratification of Independent Registered Public Accounting Firm

(Item 6 on Proxy Card)

Sprint’s Audit Committee has voted to appoint KPMG as Sprint’s independent registered public accounting firm to examine the consolidated financial statements of Sprint and its subsidiaries for the year ending December 31, 2005. Sprint stockholders are asked to ratify that appointment at the Sprint annual meeting. In keeping with good corporate governance, the Audit Committee will periodically assess the suitability of its incumbent independent registered public accounting firm taking into account all relevant facts and circumstances, including the possible consideration of the qualifications of other accounting firms.

Representatives of KPMG will be present at the Sprint annual meeting and will have the opportunity to make a statement and to respond to appropriate questions. If the appointment of KPMG is not ratified at the meeting, the Audit Committee will consider the selection of another accounting firm.

The following paragraphs describe the fees billed for professional services rendered by Sprint’s independent registered public accounting firm for the fiscal years ended December 31, 2004 (KPMG) and December 31, 2003 (Ernst & Young).

Audit Fees

For professional services rendered for the audit of Sprint’s 2004 consolidated financial statements, the reports on management’s assessment regarding the effectiveness of Sprint’s internal control over financial reporting and the effectiveness of internal control over financial reporting as required by the Sarbanes-Oxley Act, and the review of the financial statements included in Sprint’s 2004 Forms 10-Q, KPMG billed Sprint a total of $7.2 million in 2004.

For professional services rendered for the audit of Sprint’s 2003 consolidated financial statements and the review of the financial statements included in Sprint’s 2003 Forms 10-Q, Ernst & Young billed Sprint a total of $3.9 million in 2003.

These amounts also include reviews of documents filed with the SEC, accounting consultations related to the annual audit and preparation of letters for underwriters and other requesting parties.

Audit-Related Fees

For professional audit-related services rendered, KPMG billed Sprint a total of $1.9 million in 2004. Audit-related services in 2004 generally included support related to the proposed Sprint Nextel merger and other attestation services.

For professional audit-related services rendered, Ernst & Young billed Sprint a total of $2.7 million in 2003. Audit-related services in 2003 generally included benefit plan audits, other attestation services, security controls compliance reviews, and advisory services related to Sprint’s preparation in 2003 for its 2004 assessment regarding the effectiveness of internal control over financial reporting as required by the Sarbanes-Oxley Act.

Tax Fees

For professional tax services rendered, KPMG billed a total of $0.8 million in 2004. Tax services in 2004 primarily included support related to the proposed Sprint Nextel merger and the contemplated spin-off of Sprint’s local telecommunications business.

For professional tax services rendered, Ernst & Young billed a total of $2.3 million in 2003. Tax services in 2003 generally included domestic and international corporate tax compliance, planning, and advice.

All Other Fees

In 2004, KPMG did not bill any fees in addition to the fees described above. In 2003, Ernst & Young billed Sprint an aggregate of $0.2 million in addition to the fees described above.

The Audit Committee considered whether the non-audit services rendered by KPMG in 2004 and Ernst & Young in 2003 were compatible with maintaining their independence as auditors of Sprint’s financial statements.

The Audit Committee has adopted policies and procedures concerning Sprint’s independent registered public accounting firm, including the pre-approval of services to be provided. Sprint’s Audit Committee pre-approved all of the services described above that were provided after the pre-approval requirements under the Sarbanes-Oxley Act became effective on May 6, 2003. The Audit Committee is responsible for the pre-approval of all audit, audit-related, tax and non-audit services; however, pre-approval authority may be delegated to one or more members of the Audit Committee. The details of any services approved under this delegation must be reported to the full Audit Committee at its next regular meeting. Sprint’s independent registered public accounting firm is generally prohibited from providing certain non-audit services under Sprint’s policy, which is more restrictive than the regulations implementing the Sarbanes-Oxley Act. Any permissible non-audit service engagement must be specifically approved in advance by the Audit Committee. Sprint will provide quarterly reporting to the Audit Committee regarding all audit, audit-related, tax and non-audit services provided by Sprint’s independent registered public accounting firm.

The Sprint board of directors recommends that you vote for the ratification of the appointment of KPMG in this Proposal 6.

Proposal 7. Stockholder Proposal

The following stockholder proposal and supporting statement appear as received by Sprint. Following the stockholder proposal is Sprint’s response.

Stockholder Proposal Concerning

Senior Executive Retirement Benefits

(Item 7 on Proxy Card)

The American Federation of Labor and Congress of Industrial Organizations, 815 Sixteenth Street, N.W., Washington, D.C. 20006, holders of 600 shares of Sprint series 1 common stock, has given notice of its intention to introduce the following resolution at the Sprint annual meeting.

RESOLVED: The shareholders of Sprint Corporation (the “Company”) urge the Board of Directors (the “Board”) to seek shareholder approval of any future extraordinary retirement benefits for senior executives. The Board shall implement this policy in a manner that does not violate any existing employment agreement or vested pension benefit.

For the purposes of this resolution, “extraordinary retirement benefits” means receipt of additional years of service credit not actually worked, preferential benefit formulas not provided under the Company’s tax-qualified retirement plans, accelerated vesting of retirement benefits, and retirement perquisites and fringe benefits that are not generally offered to other Company employees.

Stockholder’s Statement in Support of the Proposal

Supplemental executive retirement plans (“SERPs”), provide retirement benefits for a select group of management or highly compensated employees whose compensation exceeds limits set by Federal tax law. Because SERPs are unfunded plans and payable out of the Company’s general assets, the associated pension liabilities can be significant.

Our Company’s SERP provides executives with the opportunity to earn additional pension benefits not provided by the Company’s tax qualified retirement plan. Subject to the approval of the Organization and Compensation Committee of the Board, executives Senior Vice President and above may receive a “mid-career pension enhancement.” Specifically, these executives may be granted additional years of service credit for years not actually worked. In addition, our Company maintains a Key Management Benefit Plan that offers a survivor benefit or an additional supplemental retirement benefit to certain executives.

Company Chairman and CEO, Gary Forsee is also entitled to a special pension formula under the terms of his employment agreement. Under the Company’s tax qualified pension plan, eligible employees generally accrue for each year of service a retirement benefit equal to 1.5 percent of their compensation. In contrast, Mr. Forsee’s accrues 5 percent per year, up to a maximum of 65 percent of his covered compensation. Subject to certain conditions, Mr. Forsee’s pension benefit may also be enhanced as part of his severance benefits. According to the Company’s 2004 proxy statement, Mr. Forsee’s pension benefit at age 65 is estimated to be worth almost $1.7 million annually.

Providing senior executives with extraordinary retirement benefits increases the cost of the Company’s nonqualified retirement plans to shareholders. In our view, the actuarial present value of an executive’s extraordinary retirement benefit can be worth tens of millions of dollars. In addition, we believe these extraordinary pension benefits are unnecessary given the high levels of executive compensation at our Company.

To help ensure that the use of extraordinary pension benefits for senior executives is in the best interests of shareholders, we believe such benefits should be submitted for shareholder approval. Because it is not always practical to obtain prior shareholder approval, the Company would have the option of seeking approval after the material terms were agreed upon.

Sprint’s Response to the Stockholder Proposal

Sprint believes this proposal would put Sprint at a significant competitive disadvantage and would therefore be detrimental to the interests of its stockholders. As discussed under “—Compensation Committee Report on Executive Compensation” beginning on page 127 of this joint proxy statement/prospectus, compensation of executive officers and senior management is intended to be competitive with similarly sized companies in the telecommunications and high technology industries so that Sprint can effectively attract and maintain a top management team. Retirement benefits are a significant element of the compensation of all employees, including management, both at Sprint and at a majority of the companies with whom it competes for top caliber leadership. Therefore, retirement benefits are often an important factor in an executive’s decision to accept or reject an offer of employment.

Sprint believes that the award to certain key executives of additional credited years of service, preferential benefit formulas, accelerated vesting under pension plans or other employee benefits, when used judiciously under appropriate circumstances, promotes stockholders’ interests by enabling Sprint to recruit and retain the most qualified executive officers necessary for achieving its corporate objectives. Sprint does not enter into these arrangements on a routine basis or with large numbers of executives. In order to attract and retain top caliber executives, the Compensation Committee, which is composed entirely of independent directors, must have the flexibility to offer, without delay, competitive employment packages that address the specific facts and circumstances of each executive’s situation, particularly when to do so would require the executive to forfeit substantial retirement benefits that he or she has accrued at a previous employer. This flexibility would be substantially undermined by a requirement for stockholder approval.

The board believes that requiring Sprint to obtain stockholder approval before providing certain retirement benefits to senior executives also would restrict Sprint’s ability to act promptly to fill key management positions when openings occur. Although the proposal would permit stockholder approval to be obtained after the material terms of benefits are agreed upon, this would require Sprint either to incur significant time and expense to convene a special stockholders meeting for the sole purpose of voting on this type of arrangement or delay finalizing a prospective executive’s compensation package until after its approval at the Sprint annual meeting. In either case, Sprint would be at a significant competitive disadvantage in attracting qualified executives who decline to be subject to the uncertainty created by the stockholder approval requirement. The board is particularly concerned about this result because the stockholder proposal defines “extraordinary retirement benefits” to include benefits provided by many companies with which Sprint competes for executives.

For the reasons described above, the Sprint board of directors recommends that you vote against this Proposal.

Other Matters to Come Before the Meeting

No other matters are intended to be brought before the meeting by Sprint, and Sprint does not know of any matters to be brought before the meeting by others. If, however, any other matters properly come before the meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

NEXTEL ANNUAL MEETING

General Information about Proxies and Voting

Solicitation, Use and Revocation of Proxies

Nextel’s board of directors solicits the accompanying proxy for use at the annual meeting. Giving a proxy means that a Nextel stockholder authorizes the persons indicated on the Nextel proxy card to vote his or her shares at the Nextel annual meeting in the manner directed. If a Nextel stockholder signs, dates and returns the enclosed proxy card but does not specify how to vote, his or her shares will be voted (1) for the adoption of the merger agreement, (2) for any motion to adjourn the meeting to another time or place, if necessary, to establish a quorum or solicit additional proxies if there are insufficient votes at the time of the annual meeting to approve the merger proposal described above, (3) for the election of the nominees designated below to serve for three-year terms ending 2008, (4) for ratification of Deloitte & Touche LLP as Nextel’s independent registered public accounting firm for 2005, and (5) for the adoption of the Amended and Restated Incentive Equity Plan, and, at the discretion of the persons indicated on the proxy card, to conduct any other business that properly comes before the annual meeting and any adjournment or postponement of the meeting. A Nextel stockholder may revoke his or her proxy at any time before it is voted at the annual meeting by:

•	voting over the telephone or Internet if eligible to do so—a Nextel stockholder’s latest dated vote before the annual meeting will be the vote counted;

•	delivering to Nextel’s Corporate Secretary a signed notice of revocation or a new proxy card with a later date; or

•	voting in person at the annual meeting.

Nextel stockholders whose shares are registered in the name of a bank or brokerage firm may be eligible to vote through the Internet or by telephone. The enclosed proxy card provides instructions for eligible Nextel stockholders. Nextel stockholders not wishing to vote through the Internet or by telephone or whose proxy cards do not mention information about Internet or telephone voting should complete the enclosed paper proxy card and return it in the enclosed postage-paid envelope. Signing and returning the proxy card or submitting the proxy via the Internet or by telephone does not affect a Nextel stockholder’s right to revoke his or her proxy or to vote in person at the annual meeting.

A Nextel stockholder’s attendance at the annual meeting by itself does not constitute revocation of his or her proxy. Before the annual meeting, any written notice of revocation should be sent to Nextel Communications, Inc., 2001 Edmund Halley Drive, Reston, Virginia 20191, Attention: Corporate Secretary. Any notice of revocation that is delivered at the annual meeting should be hand delivered to the Corporate Secretary before a vote is taken. A Nextel stockholder may be asked to present documents for the purpose of establishing his or her identity as a Nextel stockholder.

Record Date, Voting Rights and Outstanding Shares

Nextel’s board of directors has established the close of business on May 20, 2005 as the record date for determining Nextel stockholders entitled to receive notice of and to vote on proposals at the annual meeting or any adjournment or postponement of the annual meeting. Only holders of record of Nextel class A common stock on the record date are entitled to vote at the annual meeting. Holders of the class A common stock on the record date are entitled to one vote per share on each matter voted upon at the annual meeting. As of the record date, there were 1,103,268,765 shares of Nextel class A common stock outstanding.

Quorum, Voting Requirements and Effect of Abstentions and Non-votes

A quorum is necessary for the transaction of business at the Nextel annual meeting. A quorum exists when holders of a majority of the total number of outstanding shares of Nextel class A common stock that are entitled to vote at the annual meeting are present in person or by proxy. At the annual meeting, inspectors of election will determine the presence of a quorum and tabulate the results of the voting by Nextel stockholders. The inspectors will treat valid proxies marked “abstain” or proxies required to be treated as “non-votes” as present for purposes of determining whether there is a quorum at the annual meeting. A “non-vote” occurs when a broker or nominee holding shares for a beneficial owner votes on one proposal but does not vote on another proposal, because the broker or nominee does not have discretionary voting power and has not received instructions from the beneficial owner of the shares. Abstentions and non-votes with respect to any matter will have the same effect as a vote against that proposal. Brokers do not have discretionary authority to vote on the merger proposal.

The adoption of the merger agreement requires the approval of the holders of a majority of the outstanding shares of Nextel class A common stock and the approval of the holders of a majority of the outstanding shares of Nextel class B common stock. The nominees for director for three-year terms who receive a plurality of the votes by the holders of the Nextel class A common stock represented at the Nextel annual meeting will be elected. All other matters will require the approval of a majority of the votes of the holders of the outstanding shares of Nextel class A common stock represented at the Nextel annual meeting.

The holders of a majority of the outstanding shares of Nextel class B common stock entered into a voting agreement with Nextel on May 16, 2005, pursuant to which the holders agreed to vote their shares for adoption of the merger agreement. See “The Merger—Motorola Agreement” beginning on page 74.

If necessary, approval of a proposal to adjourn the Nextel annual meeting for the purpose of, among other things, soliciting additional proxies requires the affirmative vote of the holders of a majority of the shares of Nextel class A common stock represented at the Nextel annual meeting.

Proposal 1. Adoption of the Merger Agreement

(Item 1 on Proxy Card)

As discussed elsewhere in this joint proxy statement/prospectus, holders of Nextel class A common stock are considering adoption of the merger agreement. Holders of Nextel class A common stock should read carefully this joint proxy statement/prospectus in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. In particular, holders of Nextel class A common stock are directed to the merger agreement, a copy of which is Annex A to this joint proxy statement/prospectus.

The Nextel board of directors recommends a vote for the adoption of the merger agreement in this Proposal 1.

Proposal 2. Possible Adjournment of the Nextel Annual Meeting

(Item 2 on Proxy Card)

The Nextel annual meeting may be adjourned to another time or place, if necessary, to solicit additional proxies if there are insufficient votes at the time of the annual meeting to approve the merger proposal (Proposal 1 above).

The Nextel board of directors recommends a vote for this Proposal 2.

Proposal 3. Election of Directors

(Item 3 on Proxy Card)

The merger is not expected to be completed until later this year. Accordingly, Nextel stockholders are being asked to consider various other matters typical of those historically considered at Nextel annual meetings. One of these matters is the election of directors whose terms expire in 2008. If the merger is completed, certain of the Nextel directors then in office will become members of the Sprint Nextel board of directors and the board of Nextel’s successor will be reconstituted with executives from the resulting company. The Sprint Nextel board of directors will not be divided into classes, so Nextel directors who became members of the Sprint Nextel board when the merger is completed will be elected for terms expiring in 2006.

Nextel’s board of directors consists of eight members and is divided into three classes, with each class having a number of directors as nearly as equal as possible. When the board adds new directors, they are placed in classes to meet this objective. The three-year terms of each class are staggered so that the term of one class expires at each annual meeting.

The board of directors has nominated Timothy M. Donahue, Frank M. Drendel and William E. Kennard, each of whom is an incumbent director, for reelection to the board for three-year terms ending in 2008. If any nominee is unable to serve as a director, the persons named in the enclosed proxy reserve the right to vote for a lesser number of directors or for a substitute nominee designated by the board of directors, to the extent consistent with Nextel’s certificate of incorporation and bylaws. It is not expected that any nominee will be unable to serve.

Name	Age	Director Since	Positions with Nextel
Nominees to Hold Office Until 2008
Timothy M. Donahue	56	1996	Chief Executive Officer, President and Director
Frank M. Drendel	60	1997	Director
William E. Kennard	48	2001	Director

Directors Holding Office Until 2007
Keith J. Bane	65	1995	Director
V. Janet Hill	57	1999	Director

Directors Holding Office Until 2006
William E. Conway, Jr.	55	1997	Chairman of the Board of Directors
Morgan E. O’Brien	60	1987	Vice Chairman of the Board of Directors
Stephanie M. Shern	57	2003	Director

Board of Directors

Nominees for Election as Directors to Hold Office until the 2008 Annual Meeting of Nextel Stockholders

Timothy M. Donahue. Mr. Donahue has served as Nextel’s Chief Executive Officer since July 1999. Mr. Donahue has served as Nextel’s President since joining the company in February 1996 and also served as Nextel’s Chief Operating Officer from February 1996 until July 1999. Mr. Donahue has served as one of Nextel’s directors since June 1996. From 1986 to January 1996, Mr. Donahue held various senior management positions with AT&T Wireless Services, Inc., including regional President for the northeast. Mr. Donahue serves as a director of Nextel Partners, Inc. and Eastman Kodak Company. Upon completion of the merger, Mr. Donahue will serve as the Chairman of Sprint Nextel and will be a member of its board of directors.

Frank M. Drendel. Mr. Drendel has served as one of Nextel’s directors since August 1997. Mr. Drendel has served as Chairman and Chief Executive Officer of CommScope, Inc., a manufacturer of coaxial cable and supplier of high-performance electronics cables, since 1976. Mr. Drendel is also a director of the National Cable Television Association.

William E. Kennard. Mr. Kennard has served as one of Nextel’s directors since May 2001. Mr. Kennard has served as a managing director of The Carlyle Group since May 2001. From 1997 until January 2001, Mr. Kennard served as Chairman of the Federal Communications Commission. From 1993 until 1997, Mr. Kennard served as general counsel of the Federal Communications Commission. Mr. Kennard also serves as a director of The New York Times Company, Dex Holdings, LLC and eAccess, Ltd.

The Nextel board of directors recommends a vote for incumbent directors Timothy M. Donahue, Frank M. Drendel and William E. Kennard in this Proposal 3.

Directors Holding Office until the 2007 Annual Meeting of Nextel Stockholders

Keith J. Bane. Mr. Bane has served as one of Nextel’s directors since July 1995. Mr. Bane retired in November 2002 as Executive Vice President and President, global strategy and corporate development of Motorola, Inc., a position that he had held since May 2000. From March 1997 until May 2000, Mr. Bane served as Executive Vice President and President, Americas region of Motorola. From 1973 to August 1997, Mr. Bane held various senior management positions with Motorola.

V. Janet Hill. Mrs. Hill has served as one of Nextel’s directors since November 1999. Since 1981, Mrs. Hill has been Vice President of Alexander & Associates, Inc., a corporate consulting firm in Washington, D.C. Mrs. Hill also serves as a director of Wendy’s International, Inc. and Dean Foods, Inc.

Directors Holding Office until the 2006 Annual Meeting of Nextel Stockholders

William E. Conway, Jr. Mr. Conway has served as Chairman of Nextel’s board of directors since February 2001 and as one of the company’s directors since February 1997. Mr. Conway is a founder, and since 1987 has been a managing director, of The Carlyle Group, a private global investment firm. From 1984 until 1987, Mr. Conway served as Senior Vice President and Chief Financial Officer of MCI Communications Corporation. Mr. Conway was a Vice President of MCI from 1981 to 1984. Before joining MCI, Mr. Conway served in a variety of positions for almost ten years with First National Bank of Chicago in the areas of corporate finance, commercial lending, workout loans and general management. Mr. Conway currently serves as the Chairman of United Defense Industries, Inc.

Morgan E. O’Brien. Mr. O’Brien has served as one of Nextel’s directors since co-founding Nextel in 1987. Since March 1996, Mr. O’Brien has served as Nextel’s Vice Chairman, although he resigned from his employment with the company in November 2003. From 1987 to March 1996, Mr. O’Brien served as Chairman of Nextel’s board of directors. From 1987 to October 1994, Mr. O’Brien also served as Nextel’s General Counsel.

Stephanie M. Shern. Mrs. Shern has served as one of Nextel’s directors since March 2003. From 2001 until February 2002, Mrs. Shern served as Senior Vice President of Kurt Salmon Associates, a retail consulting and business advisory firm. From 1969 until July 2001, Mrs. Shern held various positions with Ernst & Young, LLP, including Vice Chair. Mrs. Shern also serves as a director of GameStop Corp. and The Scotts Company.

Board Committees

Board and Committee Meetings Held in 2004 and Membership Roster as of April 29, 2005

Name	Board		Audit		Compensation		Corporate Governance & Nominating		Finance
K.J. Bane	X
W.E. Conway, Jr	X	*	X		X				X	*
T.M. Donahue	X								X
F.M. Drendel	X		X		X	*	X
V.J. Hill	X		X		X		X
W.E. Kennard	X						X	*
M.E. O’Brien	X								X
S.M. Shern	X		X	*			X
No. of Meetings in 2004	12		17		6		3		1

*	Chair

The board has determined that Messrs. Conway, Bane, Drendel and Kennard, and Mrs. Hill and Mrs. Shern each are independent under Nasdaq rules.

Audit. The audit committee primarily reviews Nextel’s financial reporting and accounting practices and internal control functions. Among other responsibilities, the audit committee:

•	retains Nextel’s independent registered public accounting firm and approves the terms of the engagement, as well as approves any non-audit relationships with the independent registered public accounting firm;

•	reviews with Nextel’s management significant accounting matters;

•	reviews the nature of all services performed by Nextel’s independent registered public accounting firm and their audit examination, as well as such registered public accounting firm’s independence and quality control procedures;

•	reviews the audited annual financial statements and the quarterly financial statements, as well as certain other financial disclosures;

•	reviews Nextel’s systems of internal accounting controls;

•	reviews and approves, pursuant to applicable Nasdaq rules, proposed transactions between Nextel and related parties (as defined in the rules); and

•	reviews compliance issues.

The audit committee is authorized to engage or consult from time to time, as appropriate, at Nextel’s expense, independent legal counsel and other experts and advisors it considers necessary, appropriate or advisable in the discharge of its responsibilities.

A current copy of the audit committee’s charter is available on Nextel’s website at www.nextel.com in the “Corporate Governance” section of the “About Nextel” tab. All of the members of the audit committee are independent, as independence for audit committee members is defined by the Nasdaq rules. In addition, the board of directors has determined that each of Mr. Conway and Mrs. Shern is an “audit committee financial expert” as that term is defined in applicable regulations of the SEC.

Compensation. The compensation committee:

•	develops compensation programs and practices and recommends incentive compensation plans and equity-based plans;

•	reviews and approves goals relevant to the compensation of Nextel’s executive officers, including the CEO, and evaluates the performance of those officers and sets their compensation;

•	administers Nextel’s equity-based incentive compensation plans and other employee benefit plans as directed by the board;

•	reviews and approves employment and severance agreements with executive officers;

•	reviews director compensation and makes recommendations to the board based on those reviews;

•	reviews various other matters relating to employee compensation and benefits; and

•	prepares the compensation committee report.

The compensation committee administers and makes all ongoing determinations concerning matters relevant to Nextel’s incentive equity plan, associate (employee) stock purchase plan and cash compensation deferral plan. The compensation committee is authorized to engage or consult from time to time, as appropriate, at Nextel’s expense, consultants, independent legal counsel and other experts and advisors it considers necessary, appropriate or advisable in the discharge of its responsibilities.

A current copy of the compensation committee’s charter is available on Nextel’s website at www.nextel.com in the “Corporate Governance” section of the “About Nextel” tab. All of the members of the compensation committee are independent, as defined by the Nasdaq rules.

Corporate Governance and Nominating. The corporate governance and nominating committee:

•	evaluates the effectiveness of Nextel’s corporate governance and recommends revisions to the board;

•	develops corporate governance guidelines;

•	identifies individuals qualified to serve as board members; and

•	evaluates the effectiveness of the board.

The corporate governance and nominating committee considers candidates for board membership suggested by its members and other board members and management, as well as Nextel’s stockholders. The corporate governance and nominating committee also has retained third party search firms from time to time to identify and evaluate candidates.

Stockholders of Nextel who want to recommend a director candidate may do so in accordance with Regulation 14A under the Exchange Act and Nextel’s bylaws, which require advance notice to Nextel and certain other information. In general, under the bylaws, a written nomination solicitation notice must be received by Nextel’s Corporate Secretary at the company’s principal executive office not less than 90 nor more than 120 days before the first anniversary of the preceding year’s annual meeting. The written nomination solicitation notice must contain:

•	the name and address, as they appear on Nextel’s books, of the stockholder giving the notice and of the beneficial owner, if any, on whose behalf the nomination is made;

•	a representation that the stockholder giving the notice is a holder of record of Nextel’s stock entitled to vote at the annual meeting and intends to appear in person or by proxy at the annual meeting to nominate the person or persons specified in the notice;

•	the class and number of shares of Nextel’s stock owned beneficially and of record by the stockholder giving the notice and by the beneficial owner, if any, on whose behalf the nomination is made;

•	a description of all arrangements or understandings between or among any of the stockholder giving the notice, the beneficial owner, if any, on whose behalf the notice is given, each nominee and any other person or persons (naming such persons) pursuant to which the nomination or nominations are to be made by the stockholder giving the notice;

•	such other information regarding each nominee proposed by the stockholder giving the notice as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the board of directors;

•	the signed consent of each nominee to serve as a director of Nextel if so elected; and

•	whether either the stockholder giving the notice or beneficial owner on whose behalf the notice is given intends to deliver a proxy statement and form of proxy to holders entitled to vote at the annual meeting.

The corporate governance and nominating committee’s policy with respect to the consideration of director candidates recommended by Nextel’s stockholders is that it will consider such candidates on the same basis as it considers all director candidates. In considering director candidates, the corporate governance and nominating committee will consider such factors as it deems appropriate to assist in developing a board and committees that are diverse in nature and comprised of experienced and seasoned advisors. These factors may include judgment, skill, diversity (including factors such as race, gender or experience), integrity, experience with businesses and other organizations of comparable size, the interplay of the candidate’s experience with the experience of other board members, and the extent to which the candidate would be a desirable addition to the board and any committees of the board.

The corporate governance and nominating committee is authorized to engage or consult from time to time, as appropriate, at Nextel’s expense, consultants, independent legal counsel and other experts and advisors it considers necessary, appropriate or advisable in the discharge of its responsibilities.

A current copy of the corporate governance and nominating committee’s charter is available on Nextel’s website at www.nextel.com in the “Corporate Governance” section of the “About Nextel” tab. All of the members of the committee are independent, as independence for nominating committee members is defined in the Nasdaq rules.

Finance. The finance committee was formed to review and, if appropriate, authorize Nextel to pursue potential opportunities to raise funding through the incurrence of indebtedness, the issuance of equity securities, the repurchase or exchange of outstanding debt securities or mandatorily redeemable preferred stock for cash and/or the issuance of equity or debt securities by Nextel and other similar matters. The finance committee is authorized to engage or consult from time to time, as appropriate, at Nextel’s expense, investment banking firms or other professional financial advisors, independent legal counsel and other experts and advisors it considers necessary, appropriate or advisable in the discharge of its responsibilities.

Meeting Attendance and Communications. During 2004, all current directors attended at least 75% of the meetings of the board of directors and the committees on which they served. In addition to attending meetings, directors also discharge their responsibilities by attending, in person or telephonically, sessions at which they are briefed about the status of particular matters, by review of Nextel’s reports to directors, by visits to Nextel’s facilities and by correspondence and telephone conferences with Nextel’s executive officers and others regarding matters of interest and concern to the company. Nextel’s directors are encouraged to attend its annual meeting of stockholders. In 2004, all but one director attended the annual meeting.

Nextel’s stockholders may send written communications to the board, committees of the board and individual directors by mailing those communications to Nextel’s Corporate Secretary at Nextel Communications, Inc., 2001 Edmund Halley Drive, Reston, Virginia 20191, who will forward all such communications to the addressee(s).

Director Compensation

Directors are reimbursed for direct expenses relating to their activities as members of the board of directors. In order to attract and retain the most qualified candidates, and to align the interests of these candidates most closely with those of Nextel’s stockholders, as part of their compensation, Nextel’s outside directors have been granted interests in Nextel’s class A common stock, as described below. Nextel’s outside directors are directors who are not employees of Nextel.

During 2004, Nextel’s Chairman of the Board received each quarter, in lieu of all other compensation, options to purchase 62,500 shares of Nextel class A common stock, which options expire ten years after the date of grant and have terms substantially identical to grants made to Nextel’s employees, except that such options become fully vested on the grant date of the following quarterly outside director stock option grants.

The other outside directors received the following compensation in 2004:

•	an annual retainer of $50,000, payable generally at the time of the annual meeting, of which $20,000 was paid in cash (subject to the director’s election to defer all or a portion into shares of deferred stock) and $30,000 was paid in shares of deferred stock, valued as of May 27, 2004, which are subject to a one-year vesting period and a one-year holding period thereafter;

•	options to purchase 2,500 shares of Nextel class A common stock granted quarterly, with the same terms as those granted to the Chairman of the Board;

•	options to purchase 1,250 shares of Nextel class A common stock for each committee chaired granted quarterly, with the same terms as those granted to the Chairman of the Board; and

•	a $1,000 payment (subject to the director’s election to defer all or a portion into shares of deferred stock) for each meeting attended that lasts more than three hours.

In 2004, the outside directors were granted options to purchase shares of Nextel’s class A common stock, as follows:

Director/Grant Date	Number of Shares Underlying Options Granted	Exercise Price
William E. Conway, Jr.
2/27/2004	62,500	$26.49
5/27/2004	62,500	$22.90
8/31/2004	62,500	$23.19
11/30/2004	62,500	$28.46

Keith J. Bane
2/27/2004	2,500	$26.49
5/27/2004	2,500	$22.90
8/31/2004	2,500	$23.19
11/30/2004	2,500	$28.46

Frank M. Drendel
2/27/2004	3,750	$26.49
5/27/2004	3,750	$22.90
8/31/2004	3,750	$23.19
11/30/2004	3,750	$28.46

V. Janet Hill
2/27/2004	2,500	$26.49
5/27/2004	3,750	$22.90
8/31/2004	3,750	$23.19
11/30/2004	2,500	$28.46

William E. Kennard
2/27/2004	3,750	$26.49
5/27/2004	3,750	$22.90
8/31/2004	3,750	$23.19
11/30/2004	3,750	$28.46

Morgan E. O’Brien
2/27/2004	2,500	$26.49
5/27/2004	2,500	$22.90
8/31/2004	2,500	$23.19
11/30/2004	2,500	$28.46

Stephanie M. Shern
2/27/2004	2,500	$26.49
5/27/2004	3,750	$22.90
8/31/2004	3,750	$23.19
11/30/2004	3,750	$28.46

In addition, Nextel’s board of directors has established stock ownership guidelines requiring directors to hold at least $200,000 of Nextel’s equity, subject to the board’s consideration of individual circumstances. Directors are expected to achieve this ownership level by the later of five years from the date of their first election to the board and November 14, 2007.

Outside directors are provided, at no cost, two free Nextel phones, one free BlackBerry unit and all related services, as well as all accessories and replacement parts related to these devices. Each outside director also has the option to purchase up to four additional phones per year at rates available to Nextel’s employees and related services for $10 per month, or other service rate plans available to employees, and also receives, at no cost, accessories and replacement parts related to these phones. The outside directors are reimbursed for any income taxes that they are deemed to incur as a result of these benefits.

Under Nextel’s plans, directors who serve on the board pursuant to contractual rights do not receive the options, compensation and benefits that outside directors receive. No Nextel director served on the board pursuant to contractual rights during 2004 and no person presently has the right to designate or nominate a director to serve on the Nextel board.

Audit Committee Report

The audit committee of Nextel is composed of four directors, each of whom meets the independence and other requirements of the Nasdaq Marketplace Rules. The audit committee has the responsibilities set out in its charter, which has been adopted by the board of directors and is reviewed annually.

The audit committee reviews Nextel’s financial reporting process on behalf of the board of directors. Management has the primary responsibility for Nextel’s financial statements and the reporting process, including the systems of internal control over financial reporting and disclosure controls. Deloitte & Touche LLP, Nextel’s independent registered public accounting firm, is responsible for performing an audit of Nextel’s financial statements in accordance with generally accepted accounting principles, or GAAP, and for issuing a report on those statements. Deloitte & Touche LLP is also responsible for performing an audit, in accordance with the standards of the Public Company Accounting Oversight Board (United States), on management’s assessment of the effectiveness of Nextel’s internal control over financial reporting and on the effectiveness of Nextel’s internal control over financial reporting as of December 31, 2004.

Deloitte & Touche LLP reports to the audit committee and to the board of directors. The audit committee has sole authority to appoint and to terminate the engagement of the independent registered public accounting firm, but seeks ratification of the appointment from Nextel stockholders.

The audit committee met 17 times during 2004, including regular meetings with representatives of Deloitte & Touche LLP and Nextel’s internal auditors, both privately and with Nextel management present. Management has represented to the audit committee that Nextel’s consolidated financial statements were prepared in accordance with GAAP, and the audit committee has reviewed and discussed the audited financial statements and related disclosures with management and Deloitte & Touche LLP, including a review of the significant management judgments and estimates underlying the financial statements and disclosures.

The audit committee has discussed with Deloitte & Touche LLP matters required to be discussed by Statement on Auditing Standards, or SAS, No. 61, Communication with Audit Committees, as amended by SAS No. 84 and SAS No. 90, and Rule 2-07, Communication with Audit Committees, of SEC Regulation S-X.

The audit committee has received and reviewed the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with Deloitte & Touche LLP its independence. In concluding that Deloitte & Touche LLP is independent, the audit committee determined, among other things, that the non-audit services provided by Deloitte & Touche LLP were compatible with its independence. Consistent with the requirements of the Sarbanes-Oxley Act of 2002, the audit committee has adopted policies to ensure the independence of the independent registered public accounting firm, such as prior committee approval of all services, including non-audit services, and required audit partner rotation.

The audit committee met with representatives of Deloitte & Touche LLP and Nextel’s internal audit group to discuss the overall scope and plans for their respective audits, including internal control testing under Section 404 of the Sarbanes-Oxley Act. The audit committee periodically met with these representatives, with and without management present, to discuss the results of their audit and the overall quality of Nextel’s financial reporting. The audit committee also periodically met in executive session.

Based on the review and discussions referred to above, the audit committee recommended to the board of directors that the audited financial statements along with the audit report by Deloitte & Touche LLP, the report by management of Nextel regarding its assessment of the effectiveness of internal control over financial reporting and the report by Deloitte & Touche LLP on management’s assessment of the effectiveness of Nextel’s internal control over financial reporting and also on the effectiveness of Nextel’s internal control over financial reporting as of December 31, 2004, be included in Nextel’s annual report on Form 10-K for the year ended December 31, 2004, filed with the SEC.

A current copy of the audit committee charter is available to stockholders on Nextel’s website at www.nextel.com in the “Corporate Governance” section of the “About Nextel” tab.

The Audit Committee

Stephanie M. Shern, Chair

William E. Conway, Jr.

Frank M. Drendel

V. Janet Hill

The information in this report shall not be deemed to be soliciting material or to be filed with the SEC under the Exchange Act or incorporated by reference in any document so filed, and is not subject to the proxy rules under, or to the antifraud liabilities of Section 18 of, the Exchange Act.

Compensation Committee Report on Executive Compensation

The compensation committee of Nextel, which met six times in 2004, believes that the compensation levels of Nextel’s executive officers, who provide leadership and strategic direction for Nextel, should consist of (1) base salaries that are commensurate with executives of other comparable telecommunications companies, (2) cash bonuses based on achievement of objectives set by the compensation committee for Nextel’s President and CEO, and set by its President and CEO in consultation with the compensation committee for Nextel’s other executive officers, and (3) long-term incentive compensation, which may consist of both cash and deferred stock, as described more fully below. The compensation committee also believes that it is important to provide Nextel’s executive officers with significant equity-based incentive compensation, which increases in value in direct correlation with improvement in the performance of Nextel’s class A common stock, thereby aligning management’s interests with those of its stockholders.

The compensation committee considers the following factors, ranked in order of importance, when determining compensation of Nextel’s executive officers:

•	Nextel’s performance, measured by attainment of specific strategic objectives and operating results;

•	the individual performance of each executive officer, including the achievement of identified goals by the executive or his or her functional group;

•	base salary and incentive compensation for similar positions within similar companies; and

•	historical cash and equity compensation levels.

The provisions of Section 162(m) of the Code generally do not allow a tax deduction to a publicly-held company for compensation in excess of $1 million paid to its CEO or any of its four other most highly compensated executive officers in any fiscal year, unless the plan and awards pursuant to which any portion of the compensation is paid include performance-based objectives and meet certain other requirements. Currently, neither Nextel’s incentive equity plan nor its long-term performance plan meets those requirements. The compensation committee, however, has determined that it would be in Nextel’s best interest for its incentive equity plan to provide for performance-based objectives, either company-wide objectives or objectives that are related to the performance of the individual participant, for individuals who receive grants of performance shares or performance units or, when so determined by the compensation committee, option rights, appreciation rights, restricted stock, deferred shares, dividend credits and other awards pursuant to the incentive equity plan. Consequently, one of the proposals of the annual meeting of Nextel stockholders is to consider and take action to approve the Nextel Communications, Inc. Amended and Restated Incentive Equity Plan to satisfy the requirements of Section 162(m) of the Code, increase the number of shares available for issuance or transfer under the plan by 30,000,000 shares, facilitate the grant of certain equity-based awards other than those set forth in the plan, amend the definition of “Corporation” to include not only Nextel, but also Sprint Nextel as its successor, treat the accelerated vesting on future awards of restricted shares and grants of appreciation rights in the same manner as all other awards, and make other amendments to support emerging best practices in corporate governance related to equity-based and other long-term incentive compensation arrangements.

Cash Compensation

The salaries of some of Nextel’s officers, including its CEO and each of its four other most highly compensated executive officers, were initially set by their respective employment agreements, which provide that Nextel may increase their base salary throughout the term or any renewal term of their employment agreement.

Annual bonus compensation for Nextel’s executive officers is based in large part on a performance plan that establishes goals for the year, against which Nextel’s actual performance for the year is measured to determine the bonus compensation of its executive officers. For 2004, the goals were:

•	a target for operating income before depreciation and amortization, the most heavily weighted component of the goals, which Nextel exceeded;

•	targets relating to the addition and retention of subscribers on Nextel’s network, which Nextel exceeded;

•	targets relating to retention of Nextel’s employees and employee satisfaction, which Nextel did not meet; and

•	a target for subscriber satisfaction, which Nextel met.

Bonus compensation for the executive officers was determined based on a formula that ties a target bonus objective (which in most instances is established as a percentage of base salary) to the achievement of Nextel’s overall goals (most of which, as described above, were met or exceeded in 2004). Under this formula, the bonus amounts of Nextel’s executive officers could be greater or less than the target bonus objective based on Nextel’s and each executive officer’s performance against those goals. On average, the compensation committee believes, based, in part, on the advice of an independent third party compensation consultant retained by the compensation committee, that the cash compensation for Nextel’s executive officers is comparable to industry salary and bonus levels.

In 2003, the compensation committee adopted a long-term incentive plan intended to reward key members of Nextel’s management for achieving specific performance goals relating to operating cash flow and net subscriber additions over a two-year period commencing January 1, 2004. The compensation committee determined the target award amount under the plan for Nextel’s President and CEO. Nextel’s President and CEO, in consultation with the compensation committee, determined which other employees would participate in the plan and the target award amounts for each such participant. Under this plan, Nextel made an interim cash payout in 2005 equal to 25% of the target award amount for each participant based on satisfaction of the performance goals for 2004, each of which Nextel exceeded. If an additional payment becomes due on account of Nextel’s performance over the entire two-year performance period, that payment will be made in 2006 with 50% of such payment made in cash and 50% made in either cash or equivalent value in deferred shares as determined by the compensation committee or the board of directors, with that portion of the payment subject to vesting, one half of which will vest on June 30, 2006 with the remaining amount vesting on December 31, 2006. In the event of a change of control (as defined in this plan, and as would be the case if the merger with Sprint is completed as currently structured), participants will receive an immediate cash payment, prorated based on the number of months completed by the participant in the performance period in which the change of control occurs (less the 25% interim cash payout), to the extent that Nextel has met the performance goals for the portion of the performance period completed at that date.

The annual base salary for 2004 of Timothy M. Donahue, Nextel’s President and CEO, of $1,000,000 was based on terms of the employment agreement between Nextel and Mr. Donahue. See “—Employment Agreements—Mr. Donahue” beginning on page 164. Mr. Donahue’s bonus compensation of $1,800,000 was based upon achieving or exceeding most of the goals set forth above, as well as in recognition of his leadership, contributions and attraction and retention of key executive talent, taking into consideration Nextel’s accomplishments in the highly competitive telecommunications and technology industries. In addition, for 2004, Mr. Donahue also received a $675,000 interim cash payout under Nextel’s long-term performance plan, in accordance with that plan’s terms as described above. On March 15, 2005, the compensation committee approved an amendment to Mr. Donahue’s employment agreement of July 1, 2003, as amended by the December 15, 2004 letter agreement, to be effective only upon the completion of the merger. Under the amendment his base salary would be increased to $1.4 million, from $1.2 million as previously approved by the Nextel compensation committee, and his target bonus opportunity would be increased to not less than 170% of his base salary, with a maximum bonus opportunity of not more than 200% of his target bonus opportunity. The amendment also provides for Mr. Donahue’s participation in a long-term incentive plan with a minimum target value performance-based opportunity of $10 million in the first year following the completion of the merger and a $10 million guideline target value performance-based opportunity for the second year following the completion of the merger. The amendment was approved by the compensation committee based on the advice of independent outside counsel and independent compensation consultants.

In 2005, the board of directors and compensation committee approved increases of up to 9%, with an average increase of about 4%, to the base salaries of certain Nextel employees, other than its chief executive officer, but including each of its four other most highly compensated executive officers, based on each employee’s individual performance during 2004. In addition, in February 2005, the compensation committee established the 2005 performance objectives, allocations and targets for its 2005 annual performance plan, on which incentive payments in the form of cash bonus awards will be based. The 2005 annual performance plan provides for the payment to officers and other eligible employees of incentive compensation based on the achievement of Nextel’s near term objectives. The objectives to be met for 2005 are:

•	a target for operating income before depreciation and amortization, the most heavily weighted component of the goals;

•	targets relating to the addition and retention of subscribers on Nextel’s network;

•	targets relating to retention of Nextel’s employees and employee satisfaction; and

•	a target for subscriber satisfaction.

The cash bonus awards for 2005 under the annual performance plan, as determined based on these objectives and each participating employee’s target bonus objective, also will be subject to adjustment based on the individual performance by each eligible employee.

Equity Compensation

The compensation committee administers and authorizes grants and awards to Nextel’s executive officers made under its incentive equity plan. For 2004, the compensation committee authorized quarterly grants of options to purchase class A common stock under Nextel’s incentive equity plan to all employees who had been employed with the company for a specified length of service, with the amount of such grants determined based on targets established for the employee’s position and on the employee’s performance. The final quarterly stock option grant related to 2004 was made in February 2005. In 2004, the compensation committee also authorized awards for certain new employees as incentives to join Nextel and awards in connection with promotions and for special recognition of existing employee achievements. In determining whether and in what amount to grant stock options or other equity compensation to Nextel’s executive officers in 2004, the compensation committee considered the amount and date of vesting of currently outstanding incentive equity compensation granted previously to each of its executive officers. The compensation committee believes that grants of equity compensation to key executives is an important tool to retain and motivate exceptionally talented executives who are necessary to the achievement of Nextel’s long-term goals, especially at a time of significant growth and competition in the wireless communications industry.

During 2004, the compensation committee granted equity compensation to all of Nextel’s executive officers named under “—Executive Compensation—Summary Compensation Table” below and approved grants of equity compensation to other of its executive officers, consistent with the compensation committee’s overall policy of granting equity compensation to key executives and to its employees in general.

In February 2005, Nextel awarded deferred shares under its incentive equity plan to certain of its key employees, excluding its chief executive officer but including each of its four other most highly compensated executive officers, in recognition of the major contributions made and expected to continue to be made to the short- and long-term profitability, growth and financial strength of Nextel including, among other things, through significant and ongoing contributions in connection with its efforts in the proceedings before the FCC relating to the elimination of interference in the 800 MHz spectrum band and its performance of its significant obligations under the Report and Order issued by the FCC in those proceedings and in connection with the proposed combination of Nextel and Sprint. The amounts of the deferred shares awarded to the named executive officers are as follows: each of Messrs. Kelly and Saleh, 75,000 shares; Mr. West, 25,000 shares; and Mr. Kennedy, 15,000 shares.

The Compensation Committee

Frank M. Drendel, Chairman

William E. Conway, Jr.

V. Janet Hill

The information in this report shall not be deemed to be soliciting material or to be filed with the SEC under the Exchange Act or incorporated by reference in any document so filed, and is not subject to the proxy rules under, or to the antifraud liabilities of Section 18 of, the Exchange Act.

Executive Compensation

The table below summarizes the compensation for the years indicated of Nextel’s CEO and each of the company’s four other most highly compensated executive officers during 2004 to whom we refer collectively as the “named executive officers.”

Summary Compensation Table

						Long-term Compensation
		Annual Compensation				Awards			Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)		Restricted Stock Awards ($)(2)		Securities Underlying Options (#)	LTIP Payouts		All Other Compensation ($)(3)
Timothy M. Donahue	2004	1,004,692	1,800,000	—		—		250,000	675,000		8,120
President and Chief	2003	938,461	2,760,000	7,859		17,900,000	(9)	400,000	4,725,000	(17)	8,000
Executive Officer	2002	697,115	1,500,000	24,156		—		2,000,000	675,000		7,070

Thomas N. Kelly, Jr.	2004	634,630	800,000	1,154		1,695,400	(10)	245,000	325,000		8,200
Executive Vice President	2003	588,846	1,204,000	9,745		615,500	(11)	405,000	1,417,500	(17)	8,000
and Chief Operating Officer	2002	464,631	473,813	—		—		245,000	202,500		6,863

Paul N. Saleh	2004	546,503	700,000	50,813	(4)	1,695,400	(12)	220,000	275,000		7,531
Executive Vice President	2003	516,769	1,056,800	69,295	(5)	615,500	(13)	105,000	1,653,750	(17)	—
and Chief Financial Officer	2002	495,994	765,000	177,990	(6)	700,000	(14)	350,000	236,250		—

Barry J. West	2004	376,573	271,461	27,356	(7)	726,600	(15)	140,010	202,500		—
Executive Vice President	2003	361,739	401,856	27,356	(7)	—		105,000	1,417,500	(17)	—
and Chief Technology Officer	2002	342,696	279,300	24,000	(7)	—		235,000	202,500		—

Leonard J. Kennedy	2004	430,449	387,900	117,728	(8)	484,400	(16)	100,000	168,750		2,048
Senior Vice President	2003	413,415	574,080	—		—		70,000	1,181,250	(17)	8,000
and General Counsel	2002	395,545	399,000	—		—		170,000	168,750		7,458

(1)	“Other Annual Compensation” is comprised of the value of the named executive officers’ use of corporate aviation services, except as otherwise indicated. In 2003, Nextel revised its policy on personal use of Nextel-owned aircraft to provide that the CEO, and certain other employees with the approval of the CEO, may use Nextel-owned aircraft for personal use so long as they reimburse Nextel for the cost of any personal travel. For purposes of determining the amount to be reimbursed, the cost of personal travel is based on the Standard Industrial Fare Level, or SIFL, tables found in the tax regulations. The amounts for personal use of Nextel-owned aircraft included in this table represent the difference between the incremental cost to operate the aircraft for personal use and the cost based on the SIFL tables. The incremental cost is based on an annual average per-flight-hour cost to operate the aircraft, which is determined by dividing the direct costs to operate the aircraft by the total number of flight hours for the year in question. Direct costs include fuel costs, on-board catering, landing/ramp fees, hotel, meals, transportation and tips for crew, equipment and aircraft maintenance and an engine reserve, but do not include such indirect costs as depreciation, hangar costs, insurance, property taxes, salary and benefits and utilities. In 2002, the costs associated with personal use of Nextel-owned aircraft were based on the SIFL rates.

Additionally, in 2004, Messrs. Donahue and Kelly were provided with security upgrades, and annual service and monitoring for the security systems included in such upgrades, for their residences. The costs of these upgrades and the service and monitoring for the security systems were incurred as a result of business-related concerns and were not maintained as perquisites or otherwise for the personal benefit of Messrs. Donahue and Kelly. As a result, Nextel did not include such costs in the column captioned “Other Annual Compensation,” but notes the following costs to Nextel of providing these upgrades and monitoring services:

	Security Upgrade Installation Cost	Annual Service and Monitoring Cost
Timothy M. Donahue	$65,544	$2,719

Thomas N. Kelly, Jr.	$43,509	$3,431

(2)	Values of the stock awards are determined by multiplying the number of shares granted times the closing price of Nextel’s class A common stock on the date of the award.
(3)	“All Other Compensation” in 2004 is comprised of Nextel’s contributions to Nextel’s 401(k) plan on behalf of the named executive officers, except as otherwise indicated.
(4)	Represents loan forgiveness and imputed interest.
(5)	Represents $68,757 relating to loan forgiveness and imputed interest and $538 related to allowances for relocation expenses.
(6)	Represents $79,715 in allowances for relocation expenses, $73,756 relating to loan forgiveness and imputed interest and $24,519 in value for Mr. Saleh’s use of corporate aviation services.
(7)	Represents allowances for housing expenses.
(8)	Represents an allowance for relocation expenses incurred by Mr. Kennedy in 2001 but not reimbursed until 2004.
(9)	On August 11, 2003, Mr. Donahue was granted 1,000,000 deferred shares, which vest ratably on each of the first three anniversaries of the July 1, 2003 effective date of his employment agreement. The value of the unvested shares covered by Mr. Donahue’s deferred stock award as of December 31, 2004 was $20,006,647 (666,666 shares times $30.01).
(10)	On April 1, 2004, Mr. Kelly was granted 70,000 deferred shares, which vest ratably on each of the first three anniversaries of the grant date. The value of the unvested shares covered by Mr. Kelly’s deferred stock award as of December 31, 2004 was $2,100,700 (70,000 shares times $30.01).
(11)	On February 13, 2003, Mr. Kelly was granted 50,000 deferred shares, which vest ratably on each of the first two anniversaries of the grant date. The value of the unvested shares covered by Mr. Kelly’s deferred stock award as of December 31, 2004 was $750,250 (25,000 shares times $30.01).
(12)	On April 1, 2004, Mr. Saleh was granted 70,000 deferred shares, which vest ratably on each of the first three anniversaries of the grant date. The value of the unvested shares covered by Mr. Saleh’s deferred stock award as of December 31, 2004 was $2,100,700 (70,000 shares times $30.01).
(13)	On February 13, 2003, Mr. Saleh was granted 50,000 deferred shares, which vest ratably on each of the first two anniversaries of the grant date. The value of the unvested shares covered by Mr. Saleh’s deferred stock award as of December 31, 2004 was $750,250 (25,000 shares times $30.01).
(14)	On September 19, 2002, Mr. Saleh was granted 100,000 deferred shares, which vested ratably on each of the first two anniversaries of the grant date.
(15)	On April 1, 2004, Mr. West was granted 30,000 deferred shares, which vest ratably on each of the first three anniversaries of the grant date. The value of the unvested shares covered by Mr. West’s deferred stock award as of December 31, 2004 was $900,300 (30,000 shares times $30.01).
(16)	On April 1, 2004, Mr. Kennedy was granted 20,000 deferred shares, which vest ratably on each of the first three anniversaries of the grant date. The value of the unvested shares covered by Mr. Kennedy’s deferred stock award as of December 31, 2004 was $600,200 (20,000 shares times $30.01).
(17)	Pursuant to the long-term incentive plan, the compensation committee elected to pay 50% of this payout in cash and 50% in shares of deferred stock, half of which vested on June 30, 2004 and the other half of which vested on December 31, 2004.

2004 Option Grants

The table below sets forth information about options to purchase Nextel’s class A common stock that were granted in 2004 to the named executive officers.

Option Grants in Last Fiscal Year

Name	Number of Securities Underlying Options Granted(#)		Individual Grants			Grant Date Present Value ($)(1)
			Percent of Total Options Granted to Employees in 2004	Exercise or Base Price ($/Share)	Expiration Date
Timothy M. Donahue	250,000	(2)	1.04%	27.34	2/11/14	4,552,186
Thomas N. Kelly, Jr.	200,000	(3)	0.83%	27.34	2/11/14	3,641,749
	15,000	(4)	0.06%	23.13	5/28/14	232,550
	15,000	(5)	0.06%	23.19	8/31/14	229,738
	15,000	(6)	0.06%	28.46	11/30/14	278,753
Paul N. Saleh	175,000	(3)	0.73%	27.34	2/11/14	3,186,530
	15,000	(4)	0.06%	23.13	5/28/14	232,550
	15,000	(5)	0.06%	23.19	8/31/14	229,738
	15,000	(6)	0.06%	28.46	11/30/14	278,753
Barry J. West	95,000	(3)	0.39%	27.34	02/11/14	1,729,831
	15,000	(4)	0.06%	23.13	05/28/14	232,550
	15,000	(5)	0.06%	23.19	08/31/14	229,738
	15,000	(6)	0.06%	28.46	11/30/14	278,753
Leonard J. Kennedy	70,000	(3)	0.29%	27.34	2/11/14	1,274,612
	10,000	(4)	0.04%	23.13	5/28/14	155,034
	10,000	(5)	0.04%	23.19	8/31/14	153,159
	10,000	(6)	0.04%	28.46	11/30/14	185,836

(1)	The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the assumptions below.

Date	Expected Stock Price Volatility	Risk-free Interest Rate	Expected Life in Years	Expected Dividend Yield
2/11/04	81.60%	3.13%	5	0.00%
5/28/04	81.10%	3.94%	5	0.00%
8/31/04	80.10%	3.43%	5	0.00%
11/30/04	78.30%	3.70%	5	0.00%

(2)	These options were granted on February 11, 2004 and vest in equal yearly installments over a two-year period from the date of grant.
(3)	These options were granted on February 11, 2004 and vest in equal monthly installments over a four-year period from the date of grant.
(4)	These options were granted on May 28, 2004 and vest in equal monthly installments over a four-year period from the date of grant.
(5)	These options were granted on August 31, 2004 and vest in equal monthly installments over a four-year period from the date of grant.
(6)	These options were granted on November 30, 2004 and vest in equal monthly installments over a four-year period from the date of grant.

Nextel’s stock options are nontransferable, except, in limited circumstances, to family members or by will, or as otherwise provided in Nextel’s incentive equity plan. The actual value of the stock options that an employee may realize, if any, will depend on the excess of the market price on the date of exercise over the exercise price.

2004 Option Exercises and Long-Term Performance Plan

The table below lists information concerning the exercise by the named executive officers of options to purchase Nextel’s class A common stock during 2004 and the unexercised options to purchase Nextel’s class A common stock held by the named executive officers as of December 31, 2004.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-end Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-end (#)		Value of Unexercised In-the-Money Options at Fiscal Year-end ($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Timothy M. Donahue	950,000	19,047,104	3,117,049	1,082,951	44,489,798	19,236,510
Thomas N. Kelly, Jr	302,700	3,372,294	321,347	507,615	1,204,574	6,307,638
Paul N. Saleh	—	—	770,515	419,485	15,608,600	5,473,600
Barry J. West	154,616	3,032,914	500,414	255,738	5,038,763	3,088,332
Leonard J. Kennedy	72,855	1,501,974	192,500	182,626	1,729,214	2,204,877

(1)	The value of the in-the-money options is based on the closing price of Nextel’s class A common stock as reported by the Nasdaq National Market on December 31, 2004 ($30.01), less the total exercise price, multiplied by the total number of shares underlying the options.

Long-Term Performance Plan—Awards in Last Fiscal Year

Name	Number of Shares, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payment	Current and Future Payments Made Under Prior Price-based Plan
			Threshold ($)	Target ($)	Maximum ($)
Timothy M. Donahue	—	12/31/05	2,160,000	2,700,000	5,400,000
Thomas N. Kelly, Jr.	—	12/31/05	1,040,000	1,300,000	2,600,000
Paul N. Saleh	—	12/31/05	880,000	1,100,000	2,200,000
Barry J. West	—	12/31/05	648,000	810,000	1,620,000
Leonard J. Kennedy	—	12/31/05	540,000	675,000	1,350,000

In 2004, Nextel adopted the Nextel long-term performance plan designed to reward key members of Nextel’s management for achieving specific performance goals over a two-year period commencing January 1, 2004. This plan offers management the opportunity to receive a cash-based payment, or a combination of cash and stock-based payments at the discretion of the compensation committee of the board of directors, if Nextel achieves certain objectives over the two-year period that are deemed critical to Nextel’s long-term success. A special interim payment equal to 25% of the target amount occurred based on performance with respect to the one-year period from January 1, 2004 to December 31, 2004 based on Nextel’s achievement of specified targets for the one-year interim period. The awards earned under the plan are determined based on Nextel’s actual performance versus approved targets. The priority performance targets are operating cash flow (as defined under the plan) and net subscriber additions.

Employment Agreements

Mr. Donahue

Nextel entered into an employment agreement with Mr. Donahue with an initial term of three years effective July 1, 2003. On the third anniversary of the effective date, and on each subsequent anniversary of the date of the agreement, the employment term shall be extended for an additional year unless 12 months prior thereto either party gives the other notice of non-renewal.

Mr. Donahue’s employment agreement currently provides for an annual salary of $1,000,000, which may be increased by Nextel’s compensation committee but may not be decreased, a minimum annual target bonus equal to 150% of his base salary, and a minimum target award under Nextel’s long-term incentive plan of $2,700,000.

Under the agreement, in August 2003, Mr. Donahue was granted 1,000,000 shares of deferred stock, one-third of which vest and become nonforfeitable on each of the first three anniversaries of the effective date of the agreement. Under the agreement, Mr. Donahue was also granted an option to purchase 250,000 shares of Nextel’s class A common stock in 2004, which will vest over two years from the date of grant, the second half of which will vest no later than June 30, 2006, and is entitled to be granted an option to purchase 250,000 shares of Nextel’s class A common stock in 2005, which will vest one year from the date of grant, but no later than June 30, 2006. In addition, Mr. Donahue is entitled to participate in incentive plans and to other benefits generally available to Nextel’s other senior executives.

In the event of Mr. Donahue’s death or permanent disability during the employment term, Nextel will pay an amount equal to Mr. Donahue’s existing base salary for a period of 12 months and a pro rata portion of his bonus and long-term incentive awards, Nextel will make all benefit payments on his behalf for a period of 12 months (in the event of disability) and the vesting of his incentive equity awards will be accelerated. In the event Mr. Donahue is terminated without cause (as defined in the agreement) or terminates his employment for good reason (as defined in the agreement), then Nextel will pay Mr. Donahue an amount equal to his then-current base salary, bonus and benefits for a period of two years and his award under Nextel’s long-term incentive plan, calculated at the greater of target or actual performance, and his options and deferred share grants will vest. Mr. Donahue is subject to specific confidentiality restrictions during his employment term and thereafter, and he is also subject to non-competition restrictions for a period of two years after the termination of his employment term.

On December 15, 2004, Mr. Donahue agreed not to claim that his change of title to and assignment of duties as the Chairman of Sprint Nextel pursuant to the merger agreement would be a basis for him to terminate his existing employment agreement for good reason. The waiver is effective for six months following completion of the merger. As of March 15, 2005, Mr. Donahue agreed that the waiver would be effective for a period of 12 months after completion of the merger and that he may resign from his position with Sprint Nextel for good reason based only upon the changes to his title and duties due to his assignment to the position of Chairman of Sprint Nextel, during the 12-month period commencing on the first anniversary of the completion of the merger.

As of March 15, 2005, and effective only upon the completion of the merger, Mr. Donahue’s employment agreement was amended to provide that his salary would be increased to $1.4 million, from $1.2 million previously approved by the Nextel compensation committee, and his bonus target opportunity would be increased to not less than 170% of his base salary, with a maximum bonus opportunity of not more than 200% of his target bonus opportunity. For the year in which the merger is completed, Mr. Donahue’s bonus would be equal to the sum of $1,800,000 prorated for the portion of the year before the completion of the merger and $2,380,000 prorated for the portion of the year subsequent to the completion of the merger. His agreement was also amended to provide for his participation in a long-term incentive plan with a minimum target value performance-based opportunity of $10 million in the first year following the completion of the merger and a $10 million guideline target value performance-based opportunity for the second year following the completion of the merger (which may be in the form of cash opportunity and/or equity-based awards). Upon Mr. Donahue’s termination for good reason or without cause at any time or upon his resignation for any reason after the second anniversary of the completion of the merger, the portion of the awards consisting of stock options and service-based awards other than stock options would fully vest, he would have three years from the date of termination to exercise the stock options and the portion of the awards consisting of performance-based awards other than stock options would vest at the end of the performance period based on actual performance and the actual number of days in the performance period up to the date of Mr. Donahue’s termination. Upon Mr. Donahue’s resignation during the 12-month period beginning on the first anniversary of the completion of the merger for good reason based upon the changes to his title and duties due to his assignment to the position of Chairman of Sprint Nextel, no portion of the second long-term incentive award granted after the completion of the merger would vest, but he would be entitled to the other rights specified in his existing employment agreement with respect to his termination for good reason. Upon Mr. Donahue’s death or disability, the long-term incentive awards would vest as though his employment was terminated without cause, except that the stock option portion of the award will be exercisable for one year after his death or disability. For additional information see “The Merger—Interests of Sprint and Nextel Directors and Executive Officers in the Merger— Interests of Nextel Directors and Executive Officers in the Merger” beginning on page 70 and “The Merger Agreement—Employee Matters” beginning on page 95.

Other Named Executive Officers

In April 2004, Nextel entered into employment agreements with Messrs. Kelly, Saleh, West and Kennedy, each with a term of three years. On the third anniversary of the effective date, and on each subsequent anniversary, the employment term shall be extended for an additional year unless 12 months prior thereto either party gives the other notice of nonrenewal. The agreements provide for the following compensation:

Name	Minimum Base Salary	2004 Minimum Annual Target Bonus (as a percentage of salary)	Deferred Share Awards
Thomas N. Kelly, Jr.	$600,000	100%	200,000
Paul N. Saleh	$520,000	100%	200,000
Barry J. West	$364,000	60%	90,000
Leonard J. Kennedy	$416,000	75%	60,000

Under the terms of each agreement, each executive’s current base salary may be increased by Nextel’s compensation committee but may not be decreased. Under each agreement, the awards of shares of deferred stock will vest over various periods such that all awards shall be fully vested on the third anniversary of each applicable agreement. Each agreement provides that, upon a change of control (as defined in Nextel’s incentive equity plan), any unawarded deferred shares under that agreement will be awarded and the unvested portions of all deferred share awards under the agreement will become fully vested. For a discussion of the impact of the merger on the deferred share awards, see “The Merger—Interests of Sprint and Nextel Directors and Executive Officers in the Merger—Interests of Nextel Directors and Executive Officers in the Merger” beginning on page 70. Under each agreement, each applicable executive also is entitled to participate in Nextel’s long-term incentive plan.

Under the terms of each agreement, in the event of the death or permanent disability of the executive during his employment term, Nextel will pay such executive an amount equal to his existing annual base salary and a pro rata portion of such executive’s bonus and long-term incentive awards, Nextel will make all benefit payments on his behalf for a period of 12 months (in the event of disability) and the vesting of certain of his incentive equity awards will be accelerated. Each agreement also provides that, in the event the executive is terminated without cause (as defined in the agreement) or terminates his employment for good reason (as defined in the agreement), then Nextel will pay such executive an amount equal to his then-current base salary, bonus and benefits for a period of the greater of two years or the remainder of his employment term (or one year in the event of good reason termination due to relocation) and at least a pro rata portion of his minimum target award under Nextel’s long-term incentive plan, his options and deferred share grants will vest and he will receive certain outplacement services (except in the event of a good reason termination due to relocation). Under the terms of each agreement, each executive is subject to specific confidentiality and non-competition restrictions during his employment term and after the termination of his employment term for a period of two years in the case of his non-competition restrictions and on a permanent basis with respect to his confidentiality restrictions.

Change of Control Retention Bonus and Severance Pay Plan

Each of Nextel’s named executive officers participates in Nextel’s change of control retention bonus and severance pay plan. Under this plan, in the event of a change of control of Nextel (which includes the proposed merger), each executive officer will receive a retention bonus if he continues his employment with Nextel through the date of completion of the change of control transaction and the one-year period after the date of completion, or if Nextel terminates his employment without cause (as defined in the plan) before the date of completion or before the end of this one-year period. The amount of the retention bonus for each of the named executive officers is 150% of the base salary and target bonus for the year in which the transaction occurs. In addition, if Nextel terminates an executive officer’s employment without cause (as defined in the plan) within one year after a change of control of Nextel, or the executive officer terminates his employment during this period for good reason (as defined in the plan), then that executive officer will receive an amount equal to 200% of that individual’s base salary and 200% of that individual’s target bonus for the year, and the individual’s insurance and medical benefits will be continued for two years from termination. Under the terms of each named executive’s employment agreement described above, to the extent there is a change of control of Nextel, severance compensation and benefits payable under the employment agreements will be reduced dollar for dollar (but not below zero) by any severance compensation and benefits (but not retention bonuses, excluding Mr. Donahue) payable under the change of control plan. For a discussion of potential payments to the named executive officers as a result of the proposed merger, see “The Merger—Interests of Sprint and Nextel Directors and Executive Officers in the Merger—Interests of Nextel Directors and Executive Officers in the Merger” beginning on page 70.

Securities Ownership

The table below lists, as of April 29, 2005, the amount and percentage of shares of each class of Nextel’s capital stock that are deemed under the rules of the SEC to be “beneficially owned” by (1) each of Nextel’s current directors, (2) each of Nextel’s named executive officers, (3) all of Nextel’s directors and executive officers as a group, and (4) each person or group known by Nextel to beneficially own more than 5% of each class of Nextel’s common stock, as indicated in the table. Under SEC rules, a person is deemed to be the beneficial owner of a security if that person, directly or indirectly, has or shares the power to vote or direct the voting of that security or the power to dispose or direct the disposition of that security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of that security within 60 days of April 29, 2005. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. Unless otherwise specified, the persons indicated have sole voting and investment power over the securities shown.

Name of Beneficial Owner	Title of Class of Nextel Capital Stock	Amount and Nature of Beneficial Ownership		Approximate % of Class
Keith J. Bane	Class A common stock	14,810	(1)	*
William E. Conway, Jr.	Class A common stock	1,724,432	(2)	*
Timothy M. Donahue	Class A common stock	4,339,117	(3)	*
Frank M. Drendel	Class A common stock	232,019	(4)	*
V. Janet Hill	Class A common stock	130,960	(5)	*
William E. Kennard	Class A common stock	113,933	(6)	*
Morgan E. O’Brien	Class A common stock	1,012,384	(7)	*
Stephanie M. Shern	Class A common stock	30,811	(8)	*
Thomas N. Kelly, Jr.	Class A common stock	503,215	(9)	*
Paul N. Saleh	Class A common stock	1,138,106	(10)	*
Barry J. West	Class A common stock	608,640	(11)	*
Leonard J. Kennedy	Class A common stock	262,093	(12)	*
All directors and executive officers as a group (14 persons)	Class A common stock	10,471,465	(13)	*

5% Stockholders (not listed above):
Motorola, Inc	Class A common stock	66,190,768	(14)	5.9	%(15)
1303 East Algonquin Road Schaumburg, Illinois 60196	Class B common stock	29,660,000		100%

FMR Corp. 83 Devonshire Street Boston, Massachusetts 02109	Class A common stock	120,257,070	(16)	11.1%

Legg Mason 100 Light Street Baltimore, Maryland 21202	Class A common stock	110,356,654	(17)	10.2%

Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109	Class A common stock	57,897,526	(18)	5.4%

*	Less than one percent (1%).
(1)	Includes 1,310 deferred shares that are subject to forfeiture until they vest and 12,500 shares of class A common stock obtainable upon exercise of options.
(2)	Includes 81,085 shares of class A common stock held through various entities with respect to which Mr. Conway disclaims beneficial ownership, except to the extent of his pecuniary interest in these entities, and 1,011,999 shares of class A common stock obtainable upon exercise of options.
(3)	Includes 3,585,155 shares of class A common stock obtainable upon exercise of options.
(4)	Includes 2,183 deferred shares that are subject to forfeiture until they vest and 159,500 shares of class A common stock obtainable upon exercise of options.
(5)	Includes 1,310 deferred shares that are subject to forfeiture until they vest and 123,749 shares of class A common stock obtainable upon exercise of options.
(6)	Includes 2,183 deferred shares that are subject to forfeiture until they vest and 109,749 shares of class A common stock obtainable upon exercise of options.
(7)	Includes 2,183 deferred shares that are subject to forfeiture until they vest and 570,339 shares of class A common stock obtainable upon exercise of options.
(8)	Includes 1,310 deferred shares that are subject to forfeiture until they vest and 22,500 shares of class A common stock obtainable upon exercise of options.
(9)	Includes 23,333 deferred shares that are subject to forfeiture until they vest and 446,908 shares of class A common stock obtainable upon exercise of options.
(10)	Includes 23,333 deferred shares that are subject to forfeiture until they vest and 911,986 shares of class A common stock obtainable upon exercise of options.
(11)	Includes 10,000 deferred shares that are subject to forfeiture until they vest and 569,935 shares of class A common stock obtainable upon exercise of options.
(12)	Includes 245,135 shares of class A common stock obtainable upon exercise of options.
(13)	Includes 67,145 deferred shares that are subject to forfeiture until they vest and 8,109,232 shares of class A common stock obtainable upon exercise of options.
(14)	According to the Schedule 13D/A filed on May 20, 2005 by Motorola, comprised of (a) 36,530,768 shares of class A common stock beneficially owned by Motorola and (b) 29,660,000 shares of class B common stock beneficially owned by Motorola.
(15)	Assuming conversion of the class B common stock held by Motorola into class A common stock.
(16)	According to the Schedule 13G filed on February 14, 2005 by FMR Corp., on behalf of itself, and certain of its subsidiaries, Edward C. Johnson, III and Abigail P. Johnson, includes 120,257,070 shares of class A common stock including shares attributable to the assumed conversion of various amounts of Nextel’s convertible debt and preferred stock, and the reporting persons have sole voting power with respect to 23,290,114 shares and sole dispositive power with respect to all shares.
(17)	According to the Schedule 13G filed on February 15, 2005 by Legg Mason Funds Management, Inc., Legg Mason Capital Management, Inc., LMM, LLC and Legg Mason Focus Capital, Inc., represents 72,228,829 shares of class A common stock as to which Legg Mason Funds Management, Inc. has shared voting and dispositive power, 35,761,200 shares of class A common stock as to which Legg Mason Capital Management, Inc. has shared voting and dispositive power, 2,300,000 shares of class A common stock as to which LMM, LLC has shared voting and dispositive power and 96,625 shares of class A common stock as to which Legg Mason Focus Capital, Inc. has shared voting and dispositive power.
(18)	According to Schedule 13G filed on February 14, 2005 by Wellington Management Company, LLP, it and its subsidiary, Wellington Trust Company, have shared voting power with respect to 36,507,286 of such shares and shared dispositive power with respect to all shares.

Performance Graph

The information in this section shall not be deemed to be soliciting material or to be filed with the SEC under the Exchange Act or incorporated by reference in any document so filed, and is not subject to the proxy rules under, or to the antifraud liabilities of Section 18 of, the Exchange Act.

The following graph compares the cumulative total stockholder return on Nextel’s class A common stock for each year from December 31, 1999 through December 31, 2004 with the cumulative total stockholder return of companies comprising the S&P 500 Stock Index and the total stockholder return of a peer group of companies comprising the Nasdaq Telecommunications Index, which includes wireless telecommunications companies of comparable market capitalization traded on the Nasdaq Stock Market. A list of the companies included in the Nasdaq Telecommunications Index will be provided to stockholders upon request. The graph was prepared by Nextel with data provided by Research Data Group. The graph assumes an initial investment of $100 in Nextel’s class A common stock on December 31, 1999 and reinvestment of all dividends.

Comparison of the five year cumulative total return*among Nextel Communications, Inc., the S&P 500 Index and the Nasdaq Telecommunications Index:

*	$100 invested on 12/31/99 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	Cumulative
	12/99	12/00	12/01	12/02	12/03	12/04
NEXTEL COMMUNICATIONS, INC	100.00	48.00	21.26	22.40	54.42	58.18
S&P 500	100.00	90.89	80.09	62.39	80.29	89.02
NASDAQ TELECOMMUNICATIONS	100.00	52.17	38.29	23.31	41.85	45.52

Certain Relationships and Related Transactions

Motorola

Nextel purchases handsets and accessories and a substantial portion of its network equipment from Motorola, which owns about 7% of Nextel’s common stock. Nextel also pays Motorola for handset service and repair, transmitter and receiver site rent and training and is reimbursed for some costs Nextel incurs under various marketing and promotional arrangements. Nextel paid Motorola $3,263 million during 2004 for these goods and services, and net payables to Motorola were $169 million at December 31, 2004. At December 31, 2004, Nextel also had a $177 million prepayment recorded in prepaid expenses and other current assets on the consolidated balance sheet related to handset, network infrastructure and other services to be provided by Motorola in the future.

In September 2004, Nextel purchased shares of its and Nextel Partners’ common stock from Motorola. Nextel purchased 6,000,000 shares of its class B common stock at an aggregate cash purchase price of $141 million and 5,576,376 shares of Nextel Partners class A common stock at an aggregate cash purchase price of about $77 million. Under the terms of Nextel Partners’ certificate of incorporation, each Nextel Partners class A common share purchased from Motorola automatically converted into a Nextel Partners class B common share. Nextel currently holds 84,632,604 shares of Nextel Partners class B common stock. Motorola continues to hold 36,530,768 shares of Nextel class A common stock and 29,660,000 shares of Nextel class B common stock. As a result of the reduction in Motorola’s ownership of Nextel’s common stock, it is no longer entitled to nominate anyone to Nextel’s board of directors.

In contemplation of the merger agreement and in order to provide greater certainty to Sprint and Nextel regarding their ability to effectuate a spin-off of Sprint’s local telecommunications business after the merger on a tax-free basis, Nextel and Motorola entered into the letter agreement, dated as of December 14, 2004, as amended on May 16, 2005, which is described above in “The Merger—Motorola Agreement” beginning on page 74.

NII Holdings

NII Holdings, Nextel’s former subsidiary, provides telecommunications services in selected Latin American markets. As of December 31, 2004, Nextel owned about 18% of the outstanding common stock of NII Holdings.

Under roaming agreements with NII Holdings, Nextel was charged $15 million during 2004 for its subscribers roaming on NII Holdings’ network, net of roaming revenues earned. Nextel had a net payable due to NII Holdings of $2 million as of December 31, 2004.

In March 2004, Nextel tendered its $66 million of the NII Holdings 13% senior notes to NII Holdings in exchange for $77 million in cash.

Mr. Donahue was a director of NII Holdings until March 2004.

Nextel Partners

Under Nextel’s roaming agreement with Nextel Partners, Nextel was charged $68 million during 2004 for its subscribers roaming on Nextel Partners’ network, net of roaming revenues earned. Nextel also provides telecommunications switching services to Nextel Partners under a switch sharing agreement, for which Nextel earned $39 million in 2004. Nextel charged Nextel Partners $20 million in 2004 for administrative services provided under a services agreement. Nextel also earned $5 million in 2004 in royalty fees. Nextel had a net receivable due from Nextel Partners of $10 million as of December 31, 2004.

As of March 31, 2005, Mr. Donahue was a director of Nextel Partners.

Loan Transaction

In connection with the commencement of his employment with Nextel in August 2001, Nextel provided Mr. Saleh with a $200,000 interest free loan. Since that time, in accordance with its initial terms, this loan has been forgiven, including $50,000 in 2004. This loan was part of a compensation package designed to induce Mr. Saleh to join Nextel and to provide an incentive for him to remain in the company’s employment.

Proposal 4. Ratification of Appointment of Deloitte & Touche LLP

as Nextel’s Independent Registered Public Accounting Firm for 2005

(Item 4 on Proxy Card)

Deloitte & Touche LLP has been Nextel’s independent registered public accounting firm for many years. The audit committee has determined to engage Deloitte & Touche LLP to audit Nextel’s consolidated financial statements for 2005. Nextel’s board of directors believes that Nextel’s stockholders should be given an opportunity to express their views on the subject. Although not binding on the audit committee, the failure of Nextel’s stockholders to ratify the appointment of Deloitte & Touche LLP as Nextel’s independent registered public accounting firm would be considered by the audit committee in determining whether to continue the engagement of Deloitte & Touche LLP. Representatives of Deloitte & Touche LLP will attend the annual meeting to answer appropriate questions and make a statement if they desire.

Independent Registered Public Accounting Firm Fees

The following is a summary of the aggregate fees billed to Nextel for 2004 and 2003 by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, including Deloitte Consulting, which we refer to collectively as Deloitte & Touche.

Audit Fees. Fees for audit services totaled about $5.8 million in 2004 and $3.0 million in 2003, including fees for professional services for the audit of Nextel’s annual financial statements, for the reviews of the financial statements included in each of Nextel’s quarterly reports on Form 10-Q for 2003, and for registration statements related to Nextel’s financing transactions as well as consultations concerning financial accounting and reporting standards.

Audit-Related Fees. Fees for audit-related services totaled about $1.2 million in 2004 and $0.04 million in 2003. Audit-related services principally included audit and attest services for Nextel’s benefit plans and consultation on internal control matters.

Tax Fees. Fees for tax services, including tax compliance, tax advice and tax planning, totaled about $1.6 million for 2004 and $1.5 million for 2003. These services included assistance regarding federal, state and local tax compliance, return preparation and tax audits and related proceedings.

All Other Fees. No other services were performed in 2004. Fees for all other services not described above totaled about $12.4 million for 2003, substantially all of which amounts were billed by Deloitte Consulting. These services primarily included assistance with respect to the assessment of the cost competitiveness of certain vendor products and services and the subsequent renegotiation of terms with those vendors, compliance with regulatory requirements related to wireless number portability, and financial information systems design and implementation.

The audit committee has determined that the provision of financial information systems design and implementation services to Nextel during 2003 and the provision of other non-audit services to the company by Deloitte & Touche is compatible with maintaining their independence. In 2002, Deloitte & Touche had announced plans to separate its consulting practice from its audit practice. Deloitte & Touche had continued to be used for certain consulting work as permitted by the Sarbanes-Oxley Act and rules of the SEC, based in part, on the expectation the separation would take place. Deloitte & Touche since has abandoned plans to separate the practices. In 2003, the decision was made that, going forward, with the exception of projects finishing in 2003, Nextel would not utilize any management consulting services provided by Deloitte & Touche’s consulting practice as long as that consulting practice remains associated with Deloitte & Touche LLP and Deloitte & Touche LLP continues to serve as Nextel’s independent registered public accounting firm. In connection with the proposed merger with Sprint, following presentations in response to a request for proposals in connection with integration issues, the audit committee made an exception to the policy adopted in 2003 and engaged Deloitte & Touche LLP jointly with Sprint.

The audit committee has adopted a policy for the pre-approval of services provided by Nextel’s independent registered public accounting firm. The audit committee pre-approves all audit and permissible non-audit services, as defined by applicable SEC regulations, provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The policy sets forth particular permitted services that the audit committee pre-approved for 2003, and requires that the audit committee pre-approve any permitted service not set forth in the policy. As part of its pre-approval process, the audit committee considers whether such services are consistent with the rules of the SEC on auditor independence. The policy delegates to a designated member of the audit committee the authority to address any requests for pre-approval of services between audit committee meetings, and the designated member must report any pre-approval decisions to the audit committee at its next scheduled meeting. The policy does not delegate to management the audit committee’s responsibility to pre-approve permitted services of the independent registered public accounting firm. The policy provides that it will be reviewed annually by the audit committee.

The Nextel board of directors recommends a vote for the ratification of the appointment of Deloitte & Touche LLP as Nextel’s independent registered public accounting firm in this Proposal 4.

Proposal 5. Adoption of the Amended and Restated Incentive Equity Plan

(Item 5 on Proxy Card)

On March 2, 2005, the Nextel board of directors unanimously approved the amendment and restatement of the Nextel Communications, Inc. Amended and Restated Incentive Equity Plan, which is referred to as the Incentive Equity Plan or the plan, to:

•	increase the number of shares available for issuance or transfer under the plan by 30,000,000 shares;

•	facilitate the grant of awards, other than those set forth in the plan, that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Nextel class A common stock or factors that may influence the value of such shares;

•	amend the definition of “Corporation” to include Nextel, its successors or any corporation or other entity that controls its successor and that adopts the Incentive Equity Plan and at such time agrees to be the successor;

•	treat the accelerated vesting and early lapse of forfeiture restrictions on future awards of restricted shares and grants of appreciation rights in the same manner as all other awards;

•	comply with the rules of deductibility under Section 162(m) of the Code; and

•	make such other amendments to support emerging best practices in corporate governance related to equity-based and other long-term incentive compensation arrangements.

The proposed amendment to the Incentive Equity Plan is not designed to be beneficial to Nextel’s executive officers and directors in connection with the merger.

Nextel stockholders are being asked to approve the Incentive Equity Plan. In connection with the approval of the Incentive Equity Plan, Nextel stockholders are also being asked to approve each of the management objectives added to the Incentive Equity Plan, pursuant to which Nextel may make payments that meet the requirements for deductibility under Section 162(m) of the Code.

The principal features of the Incentive Equity Plan are summarized below, but the following summary is qualified in its entirety by reference to the Incentive Equity Plan itself, a copy of which is attached to this joint proxy statement/prospectus as Annex J.

Purpose and Effect of Amendment and Restatement

The proposed Incentive Equity Plan will increase the aggregate number of shares of Nextel class A common stock available for issuance or transfer upon the exercise or payment of awards under the plan by 30,000,000 shares. The Nextel board of directors recognizes the importance of attracting and retaining outstanding individuals as outside directors, officers, key employees and consultants and stimulating the active interest of those individuals in Nextel’s development and financial success. The Nextel board of directors believes that the Incentive Equity Plan is critically important to the furtherance of these objectives. The Nextel board of directors also believes that, through the Incentive Equity Plan, Nextel is able to enhance the prospects for its business activities and objectives and more closely align the interests of outside directors, officers, key employees and consultants with those of Nextel’s stockholders by providing those individuals with the opportunity to increase their equity interests in Nextel on advantageous terms.

Nextel is seeking to increase the number of shares of Nextel class A common stock available for issuance or transfer under the Incentive Equity Plan because transfers of Nextel class A common stock pursuant to and reserves under prior grants and awards have utilized substantially all of the shares of Nextel class A common stock available under the current plan. As of April 29, 2005, there remain available for issuance only about 1,928,140 shares of Nextel class A common stock under the Incentive Equity Plan out of the 180,000,000 shares presently authorized. The absence of an adequate number of shares of Nextel class A common stock available for issuance or transfer under the Incentive Equity Plan restricts both Nextel’s ability and flexibility to effectively attract and retain and adequately compensate outstanding outside directors, officers, employees and consultants. The Nextel board of directors believes that it is both necessary and desirable to increase the aggregate number of shares of Nextel class A common stock available for issuance or transfer under the Incentive Equity Plan by 30,000,000 shares in order to continue to maintain its effectiveness.

In addition, the plan has been amended to comply generally with rules for deductibility under Section 162(m) of the Code and the regulations issued thereunder. The provisions of Section 162(m) of the Code generally do not allow a deduction by a publicly-held company for compensation in excess of $1,000,000 paid to its CEO or any of its other four most highly compensated executive officers in any fiscal year, unless the plan and awards pursuant to which any portion of the compensation is paid include performance-based objectives and meet certain other requirements.

The current plan expressly provides for acceleration of vesting of all awards, except stock appreciation rights and restricted shares, with respect to which acceleration is permitted but not mandatory if a change of control occurs and is followed by specified termination events relating to the holder of the awards. The amendment treats stock appreciation rights and restricted shares in the same manner as all other awards. As there are no stock appreciation rights or restricted shares currently outstanding, this amendment will have no effect on outstanding awards to directors, officers or other employees.

The amendment of the definition of “Corporation” is required so that following completion of the merger the board of directors and the compensation committee of Sprint Nextel will administer the plan to facilitate compliance with the requirements of the federal securities laws and for governance reasons. The assumption of the plan by Sprint Nextel will allow the outside directors who become Sprint Nextel directors to continue to exercise their options for their respective terms rather than for 30 days after they are no longer directors of

Nextel. Similarly, the amendment will insure that options held by an employee of Nextel will remain exercisable in the event the employee is transferred to a subsidiary of Sprint Nextel other than the merger subsidiary or a former Nextel subsidiary.

The proposed Incentive Equity Plan also incorporates other amendments to support emerging best practices in corporate governance related to equity-based and other long-term incentive compensation arrangements, including the removal of the authorization to reprice stock options without stockholder approval. The plan has also been amended to provide for the add back of shares subject to outstanding awards that are forfeited, cancelled, expired or settled in cash (including performance units), as well as those shares tendered or withheld as payment for an award’s exercise price and withholding taxes or otherwise not issued in settlement of an award.

Description of the Incentive Equity Plan

Shares and Performance Units Available under the Incentive Equity Plan

Upon approval by Nextel’s stockholders of the proposed amendment and restatement of the Incentive Equity Plan and subject to adjustment as provided in the plan, the number of shares of Nextel class A common stock that are covered by outstanding awards granted under the Incentive Equity Plan and issued or transferred upon their exercise or payment will not in the aggregate exceed 30,000,000 shares in addition to any shares of Nextel class A common stock that remain or remained available for issuance or transfer under the Nextel Communications, Inc. Amended and Restated Incentive Equity Plan (as amended and restated as of May 25, 2000) and the Fleet Call, Inc. Stock Option Plan and any shares of Nextel class A common stock reserved, issued or transferred pursuant to these plans that are forfeited or are cancelled. As of April 29, 2005, only about 1,928,140 shares of Nextel class A common stock were available for issuance under the Incentive Equity Plan out of the 180,000,000 shares presently authorized. This limit does not apply to replacement awards, which are awards that are granted in exchange for the surrender and cancellation of an award to purchase shares of another corporation that has been acquired by Nextel or one of its subsidiaries. Shares of Nextel class A common stock issued under the plan may be shares authorized but previously unissued or treasury shares or a combination thereof.

Option rights granted under the Incentive Equity Plan may be option rights that are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code or option rights that are not intended to so qualify. Subject to adjustment as provided in the Incentive Equity Plan, the aggregate number of shares of Nextel class A common stock actually issued or transferred by Nextel upon the exercise of incentive stock options may not exceed 30,000,000 shares. Subject to adjustment as provided in the Incentive Equity Plan, and to satisfy the requirements of Section 162(m) of the Code, the number of shares of Nextel class A common stock that may be issued or transferred as option rights (other than incentive stock options) or appreciation rights under the plan to any eligible individual will not in the aggregate exceed 3,000,000 shares for each type of grant during any 36-month period. Subject to adjustment as provided in the Incentive Equity Plan, the number of shares of Nextel class A common stock that may be issued or transferred as restricted shares, deferred shares, performance shares or other awards under the plan that specify management objectives will not in the aggregate exceed 500,000 shares for each type of grant during any 36-month period. No award of performance units granted under the Incentive Equity Plan to any individual in any calendar year that specifies management objectives may have an aggregate maximum value as of its date of grant of more than $5,000,000.

To satisfy the requirements of Section 162(m) of the Code, management objectives have been added to the Incentive Equity Plan to allow the deduction by Nextel of any income paid under the plan to Nextel’s CEO and its next four highest compensated officers that exceeds the $1,000,000 limitation set forth in Section 162(m) of the Code, as more fully described below under “—Federal Income Tax Consequences—Tax Consequences to Nextel” beginning on page 181. The management objectives related to awards intended to comply with Section 162(m) of the Code granted under the Incentive Equity Plan must be described in terms of measurable performance objectives established for recipients of performance shares or performance units or, when so determined by the Nextel compensation committee, option rights, appreciation rights, restricted stock, deferred shares, dividend credits and other awards. Such management objectives may be described in terms of company-wide objectives or objectives that are related to the performance of the recipient or the employer, division, department, region or function of the recipient’s employment within Nextel. Management objectives applicable to any award may include specified levels of, or growth in, revenue, earnings before interest, taxes, depreciation and amortization, operating income, pre- or after-tax income, net earnings, operating cash flow/net assets ratio, debt/capital ratio, return on total capital, return on equity, earnings per share, economic value added, total shareholder return, improvement in or attainment of expense levels, improvement in or attainment of working capital levels, net additional subscribers, customer retention (churn), customer service, operating income before depreciation and amortization, share price, employee satisfaction, employee retention, or a selected external measure of the selected management objective. The Nextel compensation committee may adjust any of these objectives and the related minimum level of acceptable achievement if, in its judgment, transactions or events have occurred after the date of grant that are unrelated to the recipient’s performance and result in distortion of the objectives set by management or the related minimum level of acceptable achievement. Further, on or before the date of grant, in connection with the establishment of management objectives, the compensation committee may exclude the impact on performance of charges for restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring items and the cumulative effects of changes in tax law or accounting principles as such are defined by generally accepted accounting principles or the SEC.

Eligibility

Outside directors, officers, including officers who are members of the Nextel board of directors, and other key employees and consultants may be selected by the compensation committee to receive awards under the Incentive Equity Plan. All outside directors, officers and other of Nextel’s employees and those of its subsidiaries (about 19,424 people at April 29, 2005) are currently eligible to participate in the Incentive Equity Plan.

Option Rights

The compensation committee may grant option rights that entitle the optionee to purchase shares of Nextel class A common stock at a price equal to or greater than market value on the date of grant. Option rights granted to consultants are otherwise subject to the same terms, conditions and discretion as other option rights under the Incentive Equity Plan. The market value of a share of Nextel class A common stock was $29.05 on May 19, 2005, which was the closing price of a share of Nextel’s Nextel class A common stock on the Nasdaq Stock Market on that date.

The option price is payable at the time of exercise (1) in cash, (2) by the transfer to Nextel of nonforfeitable, nonrestricted shares of Nextel class A common stock that are already owned by the optionee for at least six months (or such shorter period as may be possible without triggering negative accounting treatment) and have a value at the time of exercise equal to the option price, (3) with any other legal consideration the compensation committee may deem appropriate, or (4) by any combination of the foregoing methods of payment.

At or after the date of grant of any nonqualified option rights, the compensation committee may provide for the payment of dividend equivalents to the optionee on a current, deferred or contingent basis, or may provide that dividend equivalents be credited against the option price. Successive grants may be made to the same optionee regardless of whether option rights previously granted to him or her remain unexercised.

No option right may be exercised more than ten years from the date of grant. Each grant must specify the period of continuous service as a director of, continuous employment with, or continuous engagement of consulting services by, Nextel or any Nextel subsidiary that is necessary before the option rights will become exercisable.

Neither the Nextel board of directors nor the compensation committee of the Nextel board of directors may, without the approval of Nextel stockholders, authorize the amendment of any outstanding option right or appreciation right to reduce the exercise price of such option right or appreciation right.

Appreciation Rights

Appreciation rights granted under the Incentive Equity Plan may be either free-standing appreciation rights or appreciation rights that are granted in tandem with option rights. An appreciation right represents the right to receive from Nextel the difference, or spread, or a percentage of the spread, not in excess of 100%, between the base price per share of Nextel class A common stock in the case of a free-standing appreciation right, or the option price of the related option right in the case of a tandem appreciation right, and the market value of Nextel class A common stock on the date of exercise of the appreciation right. Tandem appreciation rights may be exercised only at a time when the related option right is exercisable and the spread is positive, and the exercise of a tandem appreciation right requires the surrender of the related option right for cancellation. A free-standing appreciation right must have a base price that is at least equal to the fair market value of a share of Nextel class A common stock on the date of grant, must specify the period of continuous service as a director, continuous employment, or continuous engagement of consulting services, that is necessary before the appreciation right becomes exercisable and may not be exercised more than ten years from the date of grant. Any grant of appreciation rights may specify that the amount payable by Nextel upon exercise may be paid in cash, shares of Nextel class A common stock or a combination thereof and may either grant to the recipient or retain in the compensation committee the right to elect among those alternatives. With respect to any grant of appreciation rights, the compensation committee may provide for the payment of dividend equivalents thereon in cash or Nextel class A common stock on a current, deferred or contingent basis.

Restricted Shares

A grant of restricted shares involves the immediate transfer to the recipient of ownership of a specific number of shares of Nextel class A common stock in consideration of the performance of services. The recipient is entitled immediately to voting, dividend and other ownership rights in the shares. The transfer may be made without additional consideration or for consideration in an amount that is less than the market value of the shares on the date of grant, as the compensation committee may determine.

Generally, restricted shares must be subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code for a period of not less than three years (which may include pro rata or graded vesting over such period) to be determined by the compensation committee. An example would be a provision that the restricted shares would be forfeited if the recipient ceased to be an outside director, ceased to be employed by Nextel or one of its subsidiaries, or ceased to serve as a consultant to Nextel or one of its subsidiaries, during a specified period of three or more years. In order to enforce the forfeiture provisions, the transferability of restricted shares is prohibited or restricted in a manner and to the extent prescribed by the compensation committee for the period of three or more years during which the forfeiture provisions are to continue.

Deferred Shares

A grant of deferred shares constitutes Nextel’s agreement to deliver shares of Nextel class A common stock, cash or any combination thereof to the recipient in the future in consideration of the performance of services, subject to the fulfillment of such conditions during such period of time known as the deferral period, as the compensation committee may specify. During this deferral period, the recipient has no right to vote the shares of Nextel class A common stock covered by his or her grant of deferred shares and, except in the limited circumstances described under “—Transferability” below, has no right to transfer any of his or her rights thereunder. On or after the date of any grant of deferred shares, the compensation committee may authorize the payment of dividend equivalents thereon on a current, deferred or contingent basis in either cash or additional shares of Nextel class A common stock.

Performance Shares and Performance Units

A performance share is the equivalent of one share of Nextel class A common stock, and a performance unit is the equivalent of $1.00. The recipient of a grant of performance shares or performance units will specify one or more management objectives to meet within a specified period of not less than one year. A minimum level of acceptable achievement will also be established by the compensation committee. If, by the end of the performance period, the recipient has achieved the specified management objectives, he or she will be deemed to have fully earned the performance shares or performance units. Performance payments are intended to qualify as “qualified performance-based compensation” for purposes of Section 162(m) of the Code and to be fully deductible for federal income tax purposes by Nextel. If the recipient has not achieved the management objectives but has attained or exceeded the predetermined minimum level of acceptable achievement, he or she will be deemed to have partly earned the performance shares or performance units in accordance with a predetermined formula. To the extent earned, the performance shares or performance units will be paid to the recipient at the time and in the manner determined by the compensation committee in cash, shares of Nextel class A common stock or any combination thereof.

Other Awards

The compensation committee may, subject to limitations under applicable law, make a grant of such other awards under this plan that are payable in cash or denominated or payable in or valued by shares of Nextel class A common stock or factors that influence the value of such shares. The compensation committee shall determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance objectives, but to the extent that any such other award is granted by the compensation committee, such other award may not vest or become payable prior to the expiration of a period of not less than three years (which may include pro rata or graded vesting over such period) to be determined by the compensation committee.

Transferability

Except as otherwise determined by the compensation committee, no option right, appreciation right or other derivative security granted under the Incentive Equity Plan may be transferred by a participant other than by will or the laws of descent and distribution, and except as otherwise determined by the compensation committee, option rights and appreciation rights may be exercised during a participant’s lifetime only by the participant or his or her guardian or legal representative. Option rights (other than incentive stock options), appreciation rights, restricted shares, deferred shares, performance shares and performance units may be transferred by a participant, however, without payment of consideration therefor by the transferee, to any one or more of the participant’s family members (as such terms are defined in the General Instructions to Form S-8 under the Securities Act of 1933), provided that the participant delivers to Nextel reasonable prior notice of any such transfer and complies with any terms and conditions that Nextel may impose on any transfer.

The compensation committee may specify at the date of grant that part or all of the shares of Nextel class A common stock (1) that are to be issued or transferred by Nextel upon the exercise of option rights or appreciation rights, upon the termination of the deferral period applicable to a grant of deferred shares or upon payment under any grant of performance shares or performance units, or (2) that are to be no longer subject to the substantial risk of forfeiture and restrictions on transfer under the Incentive Equity Plan with respect to restricted shares, will be subject to further restrictions on transfer.

Adjustments

The maximum number of shares that may be issued or transferred under the Incentive Equity Plan, the number of shares covered by outstanding option rights or appreciation rights and the option prices or base prices per share applicable thereto, and the number of shares covered by outstanding grants of deferred shares and performance shares, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, spin-offs, reorganizations, liquidations, issuances of rights or warrants, and similar transactions or events. In addition, in the event of any such transaction or event, the Nextel board of directors (or as delegated by the Nextel board of directors, the compensation committee) may in its discretion provide in substitution for any or all outstanding awards under the Incentive Equity Plan such alternative consideration as it may in good faith determine to be equitable in the circumstances and may require the surrender of all awards so replaced. Nextel’s board of directors (or as delegated by the Nextel board of directors, the compensation committee) may also make or provide for such adjustments in the numbers of shares specified in the Incentive Equity Plan as the Nextel board of directors (or as delegated by Nextel’s board of directors, the compensation committee) may determine to be appropriate in order to reflect any transaction or event described in the Incentive Equity Plan. For the effect of this adjustment provision on awards with respect to the merger with Sprint, see “The Merger Agreement—Treatment of Nextel Stock Options and Other Stock-based Awards” beginning on page 95.

Certain Terminations and Other Events

To the extent permitted by applicable law, in the case of termination of employment by reason of death, disability, normal retirement, early retirement with the consent of Nextel, entrance into public service with the consent of Nextel or leave of absence approved by Nextel, or in the event of hardship or in the case of an unforeseeable emergency or other special circumstances, of a participant who holds an award that is not immediately and fully exercisable or nonforfeitable, the compensation committee may, in its sole discretion, take such action as it deems equitable in the circumstances or in Nextel’s best interests, including, but not limited to, accelerating the vesting terms of such award or waiving or modifying any other limitation or requirement under the plan.

Change of Control

In the event of a change of control of Nextel, as defined in the plan (and as would be the case if the merger with Sprint is completed as currently structured), unless expressly determined in a resolution adopted by the compensation committee, each grant of an award under the Incentive Equity Plan will:

•	if the recipient is an outside director, immediately become fully exercisable and nonforfeitable upon the occurrence of a change of control;

•	if the recipient is an employee, immediately become fully exercisable and nonforfeitable upon the termination of the optionee’s employment without cause, as defined in the plan, within one year of a change of control of Nextel; or

•	if the recipient is an executive, as defined in the plan, immediately become fully exercisable and nonforfeitable upon the termination of the recipient’s employment by Nextel without cause or by the executive for good reason, also as defined in the plan, in each case, within one year of a change of control of Nextel.

Administration and Amendments

The Incentive Equity Plan is administered by the compensation committee, which may from time to time delegate all or any part of its authority to a subcommittee exclusively of not less than two or more members of Nextel’s board of directors, each of whom shall be a “non-employee director” (as defined in Rule 16b-3 under the Exchange Act) and an “outside director” within the meaning of Section 162(m) of the Code. In connection with its administration of the Incentive Equity Plan, the compensation committee (or as delegated by the compensation committee, a subcommittee) is authorized to interpret the Incentive Equity Plan and related agreements and other documents. In addition, the compensation committee may reserve a specified number of shares for grants of non-qualified options to participants who have agreed to commence employment with Nextel or any of its subsidiaries or to any participant in connection with a promotion or other form of special recognition that is approved in writing by Nextel’s CEO, and delegate to Nextel’s officers the authority to determine the number of shares covered by options that are so granted and to whom such options may be granted.

The compensation committee may make grants to participants under any or a combination of all of the various categories of awards that are authorized under the Incentive Equity Plan and may provide for special terms for awards to participants who either are foreign nationals or are employed by or provide consulting services to Nextel or any of its subsidiaries outside of the United States, as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. The compensation committee may condition the grant of any award or combination of awards authorized under the Incentive Equity Plan on the surrender by the participant of his or her right to receive a cash bonus or other compensation otherwise payable by Nextel or one of its subsidiaries to the participant. The compensation committee may, with the concurrence of the affected participant, cancel any agreement evidencing an award granted under the Incentive Equity Plan. In the event of any such cancellation, the compensation committee may authorize the granting of a new award under the Incentive Equity Plan (which may or may not cover the same number of shares that had been the subject of the prior award) in such manner, at such price and subject to such other terms, conditions and discretion as would have been applicable under the Incentive Equity Plan had the cancelled award not been granted.

The compensation committee will have full discretionary authority in all matters relating to the discharge of its responsibilities under the Incentive Equity Plan, including, without limitation, the exercise of negative discretion in determining the size of any award granted to a participant if the assigned management objectives have not been achieved and, in the compensation committee’s sole judgment, the exercise of such negative discretion is in the best interests of Nextel’s stockholders.

The compensation committee may also grant any award or combination of awards authorized under the Incentive Equity Plan (including, without limitation, replacement awards) in exchange for the cancellation of an award that was not granted under the Incentive Equity Plan (including, without limitation, an award that was granted by Nextel or one of its subsidiaries, or by another corporation that is acquired by Nextel or one of its subsidiaries by merger or otherwise, before the adoption of the Incentive Equity Plan). Any such award or combination of awards so granted under the Incentive Equity Plan may or may not cover the same number of shares of Nextel class A common stock as had been covered by the cancelled award and will be subject to such other terms, conditions and discretion as would have been permitted under the Incentive Equity Plan had the cancelled award not been granted.

The Nextel board of directors may at any time and from time to time amend the Incentive Equity Plan in whole or in part, provided that (1) any amendment that must be approved by Nextel’s stockholders in order to comply with applicable law or the rules of the Nasdaq Stock Market shall not be effective unless and until such approval has been obtained and (2) the provisions relating to accelerated vesting of some awards under the plan in the event of a change of control may not be amended following a change of control in any way that would adversely affect the rights of holders of those awards.

The compensation committee may amend the terms of any award granted under the plan prospectively or retroactively, but subject to adjustment as provided in the plan, no such amendment shall impair the rights of any participant without his or her consent.

Plan Benefits

Given the discretion of the compensation committee in administering the Incentive Equity Plan, it is not possible to determine in advance whether awards will be granted or how any types of awards authorized under the Incentive Equity Plan will be allocated among eligible participants. For information regarding options granted to Nextel’s named executive officers during 2004, see “—2004 Option Grants” beginning on page 163.

Federal Income Tax Consequences

The following is a brief summary of certain of the federal income tax consequences of certain transactions under the Incentive Equity Plan based on federal income tax laws in effect on January 1, 2005. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

Tax Consequences to Participants

In general: (1) no income will be recognized by an optionee at the time a nonqualified option right is granted; (2) at the time of exercise of a nonqualified option right, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares if they are nonrestricted on the date of exercise; and (3) at the time of sale of shares acquired pursuant to the exercise of a nonqualified option right, any appreciation (or depreciation) in the value of the shares after the date of exercise will be treated as a capital gain (or loss).

No income generally will be recognized by an optionee upon the grant or exercise of an incentive stock option. However, the excess of the fair market value of the shares on the exercise date over the option price is included in the optionee’s income for alternative minimal tax purposes. If shares of Nextel class A common stock are issued to an optionee pursuant to the exercise of an incentive stock option and no disqualifying disposition of the shares is made by the optionee within two years after the date of grant or within one year after the transfer of the shares to the optionee, then upon the sale of the shares any amount realized in excess of the option price will be taxed to the optionee as a capital gain and any loss sustained will be a capital loss. If shares of Nextel class A common stock acquired upon the exercise of an incentive stock option are disposed of before the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to any excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares in a sale or exchange) over the option price paid for the shares. Any further gain (or loss) realized by the optionee generally will be taxed as a capital gain (or loss).

No income will be recognized by a participant in connection with the grant of an appreciation right. When the appreciation right is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of any cash, and the fair market value of any nonrestricted shares of Nextel class A common stock, received pursuant to the exercise.

A recipient of restricted shares generally will be subject to tax at ordinary income rates on the fair market value of the restricted shares reduced by any amount paid by the recipient at such time as the shares are no longer subject to a risk of forfeiture or restrictions on transfer for purposes of Section 83 of the Code. However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of the shares (determined without regard to the risk of forfeiture or restrictions on transfer) over any purchase price paid for the shares. If a Section 83(b) election has not been made, any nonrestricted dividends received with respect to shares that are subject to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient.

No income generally will be recognized upon the grant of deferred shares. The recipient of a grant of deferred shares generally will be subject to tax at ordinary income rates on the fair market value of nonrestricted shares of Nextel class A common stock on the date that the shares are actually transferred to him or her, reduced by any amount paid by him or her, and the capital gain or loss holding period for the shares will also commence on that date.

No income generally will be recognized upon the grant of performance shares or performance units. Upon payment in respect of the earn-out of performance shares or performance units, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any nonrestricted shares of Nextel class A common stock received.

Tax Consequences to Nextel

To the extent that a participant recognizes ordinary income in the circumstances described above, Nextel or the subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, the income (1) meets the test of reasonableness, is an ordinary and necessary business expense and is not an “excess parachute payment” within the meaning of Section 280G of the Code and (2) is not disallowed by the $1,000,000 limitation on certain executive compensation under Section 162(m) of the Code.

The provisions of Section 162(m) of the Code generally disallow a tax deduction to a publicly-held company for compensation in excess of $1,000,000 paid to its CEO or any of its other four most highly compensated executive officers in any fiscal year, unless the plan and awards pursuant to which any portion of the compensation is paid meet certain requirements. The Incentive Equity Plan is intended to comply generally with rules for deductibility under Section 162(m) of the Code and will be administered in accordance with Section 162(m). Awards under the Incentive Equity Plan may not automatically comply with Section 162(m), but such awards are expected to be administered in a way that will usually permit deductibility; provided, however, that where the compensation committee has determined that such requirements may not necessarily be in the best interests of Nextel, the compensation committee may modify any grants that could cause the loss of a deduction under Section 162(m) of the Code.

Section 409A of the Code

Section 409A of the Code, enacted by Congress in the American Jobs Creation Act of 2004, imposes an additional 20% income tax and interest on payments of deferred compensation to recipients that fail to meet certain payment and distribution requirements of Section 409A. The Incentive Equity Plan contains provisions that would allow Nextel to adjust payments under award grants to comply with Section 409A. There is no penalty imposed on Nextel for failure to comply with the payment and distribution requirements of Section 409A.

The Nextel board of directors recommends a vote for this Proposal 5.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as of December 31, 2004, information regarding securities authorized for issuance under all of Nextel’s equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)		Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	91,441,158		$23.94	13,185,685
Equity compensation plans not approved by security holders	212	(1)	7.01	N/A

Total	91,441,370			13,185,685

(1)	These shares are issuable under an equity compensation plan assumed in connection with Nextel’s acquisition of Dial Page, Inc. in 1996.

Other Information

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Nextel’s directors and executive officers, and persons who own more than 10% of a registered class of Nextel’s equity securities, to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of Nextel’s equity securities. Reports received by Nextel indicate that the following persons failed to file on a timely basis reports of changes in beneficial ownership of Nextel’s equity securities: V. Janet Hill, with respect to a grant of stock options, and Morgan O’Brien, with respect to three transactions involving gifts of Nextel class A common stock.

Based solely upon a review of Forms 3, Forms 4 and Forms 5 furnished to Nextel under Rule 16a-3(e) during 2004, and written representations of Nextel’s directors and executive officers that no Forms 5 were required to be filed, Nextel believes that, except as specified in the preceding paragraph, all directors, executive officers and beneficial owners of more than 10% of Nextel’s class A common stock have filed with the SEC on a timely basis all reports required to be filed under Section 16(a) of the Exchange Act.

Cost of Solicitation of Proxies

Nextel and Sprint will equally pay the cost and expenses of printing and mailing this joint proxy statement/prospectus and all fees paid to the SEC. Nextel will pay the cost of soliciting proxies from its stockholders. Nextel has hired Georgeson Shareholder Communications, Inc. to help Nextel send out the proxy materials and ask for proxies. Georgeson’s fee for this service is $18,500 plus expenses. In addition to solicitation by mail, proxies may be asked for by telephone, telecopy, via the Internet or in person. Nextel will also arrange with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy materials to their principals, and they will be reimbursed for their expenses in doing so. Officers and other of Nextel’s employees, as yet undesignated, may also request the return of proxies by telephone, telecopy, via the Internet or in person. Additional copies of Nextel’s 2004 annual report to stockholders, which was distributed to Nextel’s stockholders with this joint proxy statement/prospectus, are available upon request. To obtain additional copies of Nextel’s 2004 annual report to stockholders, please contact Nextel’s Investor Relations Department at 703-433-4300.

Other Matters to Come Before the Meeting

No other matters are intended to be brought before the meeting by Nextel, and Nextel does not know of any matters to be brought before the meeting by others. If, however, any other matters properly come before the meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

Important

To assure the representation of Nextel stockholders and a quorum for the transaction of business at the Nextel annual meeting, each Nextel stockholder is urged to please complete, sign, date and return the enclosed proxy card promptly or otherwise vote by using the toll-free number or visiting the website listed on the proxy card if eligible to do so.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Sprint and Nextel, giving effect to the merger as if it had been consummated on March 31, 2005. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2005 and for the year ended December 31, 2004 combine the historical consolidated statements of operations of Sprint and Nextel, giving effect to the merger as if it had occurred on January 1, 2004. The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results. Intercompany transactions have not been eliminated as the preliminary estimates are not material to the pro forma condensed combined financial statements. After the merger, Sprint will change its name to Sprint Nextel.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial information and accompanying notes of Sprint and Nextel, which have been incorporated by reference into this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed at the dates indicated.

The unaudited pro forma condensed combined financial statements were prepared using the purchase method of accounting with Sprint treated as the acquiring entity. Accordingly, consideration paid by Sprint to complete the merger with Nextel will be allocated to Nextel’s assets and liabilities based upon their estimated fair values as of the date of completion of the merger. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Additionally, a final determination of the fair value of Nextel’s assets and liabilities, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of Nextel that exist as of the date of completion of the merger. Accordingly, the pro forma purchase price adjustments are preliminary, subject to future adjustments and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information presented below.

Sprint Nextel expects to incur significant costs over the next several years associated with integrating the Sprint and Nextel businesses. Management’s development of these integration plans is underway. The impact of these plans, assuming they were in place at the date of completion of the merger, could increase or decrease the amount of goodwill and intangible assets recognized in accordance with EITF No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. The unaudited pro forma condensed combined financial statements do not reflect the cost of any integration activities or benefits that may result from synergies that may be derived from any integration activities.

Following the merger, Sprint Nextel also expects to incur certain other costs that are attributable to the merger, such as retention payments payable to both Sprint and Nextel employees. These costs are currently estimated to be approximately $200 million. Approximately 50% of the retention costs are payable upon completion of the merger and 50% are payable to employees if still employed at the end of the transition period, not to exceed one year. Additionally, prior to the merger, Nextel expects to incur costs of $50 million related to consideration payable to Motorola in connection with the transaction contemplated by the merger agreement in exchange for Motorola’s agreement not to dispose of its Nextel class B common stock for a period of time after completion of the merger and to agree to modifications of certain provisions of the Nextel class B common stock. Since these costs are not expected to have a continuing impact on the operations of Sprint Nextel, they have not been included in the unaudited pro forma condensed combined financial statements presented below.

Sprint and Nextel intend to spin off Sprint Nextel’s local telecommunications business as a separate entity to Sprint Nextel’s stockholders after the merger, but the contemplated spin-off is not a condition to the completion of the merger. There are significant operational and technical challenges that will need to be addressed in order to successfully separate the assets and operations of the local telecommunications business from the rest of Sprint

Nextel. The contemplated spin-off will also require the creation of a new publicly traded company with a capital structure appropriate for that company, the creation and staffing of operational and corporate functional groups and the creation of transition services arrangements between the spun-off company and Sprint Nextel. The spin-off may result in additional and unforeseen expenses, and the completion of the spin-off cannot be assured. Completion of the spin-off will be conditioned, among other things, upon receipt of required consents and approvals from various federal and state regulatory agencies, including state public utility or service commissions. These consents and approvals, if received, may impose conditions and limitations on the business and operations of Sprint Nextel. These conditions and limitations could jeopardize or delay completion of the spin-off and could reduce the anticipated benefits of the spin-off.

The assets that will be included in the spin-off have not yet been determined and may be important or valuable to the operations of Sprint Nextel, which could require Sprint Nextel to enter into arrangements with the spun-off company to use those assets or take other measures to replace those assets. In addition, the subsidiary to be spun off is expected to incur substantial indebtedness prior to the spin-off, the proceeds of which will be distributed to Sprint Nextel in exchange for the assets contributed to the subsidiary to be spun off. The proceeds are expected to be used to repay various obligations of Sprint Nextel following the merger. Because the amount of indebtedness to be incurred by the subsidiary to be spun off has not yet been determined, the proceeds to be received by Sprint Nextel in connection with the spin-off and available to repay Sprint Nextel obligations cannot yet be determined.

Additionally, if Sprint Nextel is unable to complete the contemplated spin-off on a tax-free basis, the contemplated spin-off will not occur. As a result of these uncertainties, the contemplated spin-off has not been reflected in these unaudited pro forma condensed combined financial statements.

These unaudited pro forma condensed combined financial statements reflect a preliminary allocation of the purchase price as if the merger had been completed on March 31, 2005, with respect to the balance sheet, and on January 1, 2004, with respect to the statements of operations. The preliminary allocations are subject to change based on finalization of the fair values of the tangible and intangible assets acquired and liabilities assumed as described above. The estimated purchase price of $38,442 million has been calculated as follows (in millions except per share amounts and ratios):

Number of shares of Nextel class A and class B common stock outstanding at March 31, 2005	1,123.0

Number of shares of Nextel series B convertible preferred stock (1)	.24
Conversion ratio (1)	19.4882

Number of additional shares after conversion (1)	4.7

Number of shares of Nextel class A and class B common stock after conversion (1)	1,127.7
Stock exchange ratio (2)	1.2769
Multiplied by Sprint series 1 common stock average stock price for the period two business days before and through the two business days after the December 15, 2004 announcement of the merger	$24.55

Estimated value of shares issued		$35,351

Number of shares of Nextel class A and class B common stock outstanding at March 31, 2005	1,123.0

Number of shares of Nextel series B convertible preferred stock (1)	.24
Conversion ratio (1)	19.4882

Number of additional shares after conversion (1)	4.7

Number of shares of Nextel class A and class B common stock after the conversion (1)	1,127.7
Cash exchange ratio (2)	.0231
Multiplied by Sprint series 1 common stock average stock price for the period two business days before and through the two business days after the December 15, 2004 announcement of the merger (3)	$24.55

Estimated cash distribution to Nextel common stockholders		640
Estimated fair value of vested Nextel stock options, expected to be exchanged for Sprint Nextel stock options, which were outstanding as of March 31, 2005		1,371
Estimated fair value of unvested Nextel stock options, expected to be exchanged for Sprint Nextel stock options, which were outstanding as of March 31, 2005		1,010
Estimated transaction costs		70

Estimated purchase price		$38,442

(1)	In April 2005, Nextel exchanged substantially all outstanding shares of its zero coupon convertible preferred stock due 2013 for an equal number of shares of its newly issued series B zero coupon convertible preferred stock due 2013. The series B preferred stock is convertible, at the option of the holder, at any time prior to the close of business on December 23, 2013, into shares of common stock of Nextel at an initial conversion rate of 19.4882 shares of common stock per share of series B convertible preferred stock. The conversion of the series B zero coupon convertible preferred stock into common stock is assumed in the determination of the estimated purchase price.

(2)

The actual stock exchange ratio and cash ratio will be determined as of the date of completion of the merger, at which time both ratios will be adjusted so that, when the merger is completed, the former holders of Nextel common stock receive common stock of Sprint Nextel representing the maximum amount that does not result in Nextel stockholders receiving, in the aggregate, more than 49.9% of the total voting power of all classes of Sprint Nextel capital stock, and that will permit Sprint and Nextel each to confirm that Section 355(a) of the Code will not apply to the contemplated spin-off. The aggregate amount of cash to be paid to Nextel common stockholders in the merger is limited to $2.8 billion. Except in certain circumstances in which the amount of cash to be paid to Nextel common stockholders would exceed $2.8 billion, the total exchange ratio, the sum of the stock exchange ratio and the cash ratio, will be 1.3.

(3)	The actual average stock price will be determined by the average of the per share closing sales prices of Sprint series 1 common stock on the NYSE during the 20 trading day period ending on the date of completion of the merger.

The estimated purchase price has been assigned to the net tangible and intangible assets acquired and liabilities assumed as follows (in millions):

	March 31, 2005 Historical Net Book Value	Purchase Price Adjustment	Preliminary Fair Value
Current assets	$6,075	$(47)	$6,028
Property, plant and equipment	9,886	(2,228)	7,658
Indefinite life intangibles (including goodwill)	7,619	24,360	31,979
Customer relationships and other	51	8,549	8,600
Other assets	761	1,815	2,576
Current liabilities	(3,073)	42	(3,031)
Long-term debt	(8,574)	(277)	(8,851)
Deferred income taxes	(1,861)	(5,056)	(6,917)
Other long-term liabilities	(610)	—	(610)
Mandatorily redeemable zero coupon preferred stock	(110)	110	—
Deferred compensation included in stockholders’ equity	—	1,010	1,010

Total	$10,164	$28,278	$38,442

Sprint Nextel

Unaudited Pro Forma Condensed Combined Balance Sheet

(millions)

As of March 31, 2005	Sprint	Nextel	Purchase Accounting Adjustments		Income Tax Adjustments		Pro Forma Sprint Nextel
Assets
Current assets
Cash and equivalents	$3,687	$2,195	$(717	)(a)	$—		$5,165
Accounts receivable, net	3,002	1,444	—		—		4,446
Inventories	578	318	—		—		896
Deferred tax asset	1,123	936	—		—		2,059
Investments in securities	574	266	—		—		840
Prepaid expenses	286	290	—		—		576
Due from related parties	—	222	—		—		222
Other	280	404	(47	)(b)	—		637

Total current assets	9,530	6,075	(764)		—		14,841
Net property, plant and equipment	22,247	9,886	(2,228	)(c)	—		29,905
Intangible assets
Indefinite life intangibles	7,773	7,619	19,304	(d)	5,056	(j)	39,752
Customer relationships and other	57	51	8,549	(e)	—		8,657

Total net intangible assets	7,830	7,670	27,853		5,056		48,409

Other	730	761	1,815	(f)	—		3,306

Total	$40,337	$24,392	$26,676		$5,056		$96,461

Liabilities and Stockholders’ Equity
Current liabilities
Current maturities of long-term debt	$1,022	$—	$—		$—		$1,022
Accounts payable and accrued interconnection costs	2,399	984	—		—		3,383
Accrued restructuring costs	134	—	—		—		134
Due to related parties	—	662	—		—		662
Other	2,696	1,427	(42	)(b)	—		4,081

Total current liabilities	6,251	3,073	(42)		—		9,282

Noncurrent liabilities
Long-term debt and capital lease obligations	15,100	8,574	277	(g)	—		23,951
Deferred income taxes	2,496	1,861	—		5,056	(j)	9,413
Other	2,323	610	—		—		2,933

Total noncurrent liabilities	19,919	11,045	277		5,056		36,297

Redeemable preferred stock	247	110	(110	)(h)	—		247

Common stock and other stockholders’ equity
Common stock	2,958	1	2,879	(i)	—		5,838
Other stockholders’ equity	10,962	10,163	23,672	(i)	—		44,797

Total stockholders’ equity	13,920	10,164	26,551		—		50,635

Total	$40,337	$24,392	$26,676		$5,056		$96,461

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Sprint Nextel

Unaudited Pro Forma Condensed Combined Statement of Operations

(millions, except per share data)

Three Months Ended March 31, 2005	Sprint	Nextel	Purchase Accounting Adjustments		Income Tax Adjustments		Accounting Conformity Adjustments		Pro Forma Sprint Nextel
Net Operating Revenues	$6,936	$3,608	$—		$—		$—		$10,544

Operating Expenses
Costs of services and products	3,240	1,084	—		—		276	(q)	4,600
Selling, general and administrative	1,624	1,200	80	(k)	—		(228	)(q)(r)	2,676
Depreciation and amortization	1,036	507	602	(l)	—		—		2,145
Restructuring and asset impairments	—	—	—		—		—		—

Total operating expenses	5,900	2,791	682		—		48		9,421

Operating Income	1,036	817	(682)		—		(48)		1,123
Interest expense	(299)	(128)	1	(m)	—		—		(426)
Premium on early retirement of debt	—	(37)	—		—		—		(37)
Other income, net	26	32	(18	)(n)	—		—		40

Income from continuing operations before income taxes	763	684	(699)		—		(48)		700
Income tax expense	(291)	(89)	(178	)(o)	273	(p)	19	(s)	(266)

Income Earnings from Continuing Operations	$472	$595	$(877)		$273		$(29)		$434

Diluted Earnings per Common Share from Continuing Operations (t)	$0.31								$0.15

Basic Earnings per Common Share from Continuing Operations (t)	$0.32								$0.15

Sprint diluted weighted average common shares	1,494.7								1,494.7

Nextel diluted weighted average common shares									1,139.4

Nextel zero coupon convertible preferred stock as if converted									4.7

Nextel diluted weighted average common shares after preferred stock conversion									1,144.1

Assumed stock exchange ratio									1.2769

Former Nextel diluted weighted average common shares converted to Sprint									1,460.9

Sprint Nextel diluted weighted average common shares									2,955.6

Sprint basic weighted average common shares (u)	1,476.8								1,476.8

Nextel basic weighted average common shares (u)									1,120.5

Nextel zero coupon convertible preferred stock as if converted									4.7

Nextel basic weighted average common shares after preferred stock conversion									1,125.2

Assumed stock exchange ratio									1.2769

Former Nextel diluted weighted average common shares converted to Sprint (u)									1,436.8

Sprint Nextel basic weighted average common shares (u)									2,913.6

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Sprint Nextel

Unaudited Pro Forma Condensed Combined Statement of Operations

(millions, except per share data)

Year Ended December 31, 2004	Sprint	Nextel	Purchase Accounting Adjustments		Income Tax Adjustments		Accounting Conformity Adjustments		Pro Forma Sprint Nextel
Net Operating Revenues	$27,428	$13,368	$—		$—		$—		$40,796

Operating Expenses
Costs of services and products	12,656	4,003	—		—		921	(q)	17,580
Selling, general and administrative	6,624	4,241	396	(k)	—		(797	)(q)(r)	10,464
Depreciation and amortization	4,720	1,841	2,411	(l)	—		—		8,972
Restructuring and asset impairments	3,731	—	—		—		—		3,731

Total operating expenses	27,731	10,085	2,807		—		124		40,747

Operating Income (Loss)	(303)	3,283	(2,807)		—		(124)		49
Interest expense	(1,248)	(594)	5	(m)	—		—		(1,837)
Premium on early retirement of debt	(60)	(117)	—		—		—		(177)
Other income, net	8	73	(11	)(n)	—		—		70

Income (loss) from continuing operations before income taxes	(1,603)	2,645	(2,813)		—		(124)		(1,895)
Income tax (expense) benefit	591	355	(1,404	)(o)	1,097	(p)	49	(s)	688

Income (Loss) from Continuing Operations	$(1,012)	$3,000	$(4,217)		$1,097		$(75)		$(1,207)

Diluted and Basic Loss per Common Share from Continuing Operations (t)	$(0.71)								$(0.43)

Sprint diluted and basic weighted average common shares (u)	1,443.4								1,443.4

Nextel diluted and basic weighted average common shares (u)									1,110.9
Nextel zero coupon convertible preferred stock as if converted									4.7

Nextel diluted and basic weighted average common shares after preferred stock conversion									1,115.6
Assumed stock exchange ratio									1.2769

Former Nextel diluted and basic weighted average common shares converted to Sprint (u)									1,424.5

Sprint Nextel diluted and basic weighted average common shares (u)									2,867.9

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(a)	Reflects the estimated $640 million cash payment to Nextel stockholders, as well as the estimated direct incremental transaction costs of $70 million incurred by Sprint in connection with the merger as shown in the preliminary purchase price calculation above. These amounts have been shown as an increase to indefinite life intangible assets and a reduction to cash. Also reflects a special dividend of $30 per share (aggregating approximately $7 million) that is payable to each holder of Nextel series B zero coupon convertible preferred stock upon conversion as discussed in Note (i). This amount has been shown as a reduction to other stockholders’ equity and cash.

(b)	Reflects the estimated adjustment to remove the existing Nextel deferred costs and deferred revenue associated with pre-billed handset sales and activation fees in accordance with EITF No. 01-3, Accounting in a Business Combination for Deferred Revenue of an Acquiree, since there is no outstanding legal obligation to be performed.

(c)	Reflects the adjustment to record the difference between the preliminary estimate of the fair value and the historical amount of Nextel’s property, plant and equipment.

(d)	Reflects the adjustment to record the difference between the preliminary estimate of the fair value and the historical amounts of Nextel’s indefinite life intangible assets, which include FCC licenses and goodwill.

(e)	Reflects the adjustment to record the difference between the preliminary estimate of the fair value and the historical amount of Nextel’s definite life intangible assets, primarily related to fair value of existing Nextel customer relationships.

(f)	Reflects the adjustment to record the difference between the preliminary estimate of the fair value and the historical amount of Nextel’s investments, primarily related to Nextel Partners.

(g)	Reflects the adjustment to record the difference between the preliminary estimate of the fair value and the historical amount of Nextel’s long-term debt.

(h)	Reflects the adjustment to exchange Nextel’s existing mandatorily redeemable zero coupon preferred stock ($110 million) for an equal number of shares of its series B zero coupon convertible preferred stock as well as the assumed conversion of the series B zero coupon convertible preferred stock into shares of common stock of Nextel.

(i)	Reflects the adjustment to equity to reflect the elimination of Nextel’s historical book value as well as the adjustment to reflect the equity-related consideration paid as part of the purchase price less the amount attributable to deferred compensation. Also reflects the assumed conversion of the series B zero coupon convertible preferred stock into shares of common stock of Nextel at a conversion rate of 19.4882 shares of common stock per share of series B zero coupon convertible preferred stock as well as the adjustment to reflect the special dividend of $30 per share (aggregating approximately $7 million) that is payable to each holder of series B zero coupon convertible preferred stock upon conversion.

(j)	Reflects the adjustment to record the estimated incremental deferred income taxes required under SFAS No. 109, Accounting for Income Taxes, for the difference between the revised book value, i.e., fair value, of Nextel’s assets other than goodwill and liabilities recorded under purchase accounting and the carryover tax basis of those assets and liabilities. A combined statutory federal and blended state income tax rate of 39% was used for these adjustments.

(k)	Reflects the adjustment to selling, general and administrative expense for estimated deferred compensation expense resulting from unvested options held by Nextel employees at completion of the merger. The fair value of the unvested options has been allocated to deferred compensation based on the portion of the vesting period remaining as a percentage of the total vesting period. The fair value of the options was calculated using the Black-Scholes pricing model.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(l)	Reflects the estimated adjustment to depreciation and amortization expense for the preliminary purchase price adjustment made to Nextel’s property, plant and equipment and intangible assets. The customer relationships are being amortized over 5 years using an accelerated method. The estimated adjustments are as follows (in millions):

	Three Months Ended March 31, 2005	Year Ended December 31, 2004
Pro forma estimated depreciation expense based on fair value of Nextel property	$394	$1,373
Pro forma estimated amortization expense based on fair value of Nextel’s customer relationships	715	2,879

Subtotal	1,109	4,252
Eliminate the historical depreciation and amortization expense	(507)	(1,841)

Total pro forma adjustment	$602	$2,411

(m)	Reflects the estimated adjustment to interest expense for the preliminary purchase price adjustment made to Nextel’s outstanding debt. For purposes of the unaudited pro forma condensed combined financial statements, the adjustment is being amortized over the average remaining life of the Nextel debt outstanding at March 31, 2005.

(n)	Reflects the estimated adjustment to interest income for the preliminary purchase price adjustment made to cash.

(o)	Reflects the estimated adjustment to tax expense to eliminate the benefits recognized by Nextel in the first quarter of 2005 as well as in the second, third and fourth quarters of 2004 for the reversal of valuation allowances previously established for capital loss carryforwards and net operating loss carryforwards, net of amount recognized for tax uncertainties. Had the merger taken place on January 1, 2004, any adjustment to the previously established valuation allowance would have reduced goodwill in accordance with SFAS No. 109, Accounting for Income Taxes.

(p)	Reflects the adjustment of the estimated incremental income taxes that would have been recorded for pro forma results of operations related to the pro forma adjustments discussed in Notes (k), (l), (m) and (n). A combined statutory federal and blended state income tax rate of 39% was used for these adjustments.

(q)	Reflects the estimated reclassification of Nextel’s customer care expense from selling, general and administrative expense to costs of services and products to conform to Sprint’s reporting classification.

(r)	Reflects the estimated adjustment to selling, general and administrative expense, which would have been recognized had the options granted to Nextel employees in 2003, 2004 and the first quarter of 2005 been accounted for in accordance with SFAS No. 123. Effective January 1, 2003, Sprint adopted SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of FASB Statement 123, using the prospective method. Nextel has historically accounted for stock-based compensation in accordance with APB 25, Accounting for Stock Issued to Employees.

(s)	Reflects the adjustment of the estimated income taxes that would have been recorded for pro forma results of operations related to the pro forma adjustments discussed in Note (r).

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(t)	As the effects of including the incremental shares associated with options, restricted stock units, and employees stock purchase plan shares are antidilutive for the year ended December 31, 2004, both diluted loss per common share and basic loss per common share reflect the same calculation in the 2004 unaudited pro forma condensed combined statement of operations. Pro forma diluted and basic loss per common share from continuing operations is calculated as follows (in millions, except per share amounts):

	Three Months Ended March 31, 2005	Year Ended December 31, 2004
Pro forma income (loss) from continuing operations	$434	$(1,207)

Less:
Preferred stock dividends paid	(2)	(7)
Earnings allocated to participating securities	—	(9)

Pro forma income (loss) from continuing operations applicable to common stock	$432	$(1,223)

Pro forma Sprint Nextel diluted weighted average common shares (see Note (u))	2,955.6	2,867.9

Pro forma diluted earnings (loss) per share from continuing operations	$0.15	$(0.43)

Pro forma Sprint Nextel basic weighted average common shares (see Note (u))	2,913.6	2,867.9

Pro forma basic earnings (loss) per share from continuing operations	$0.15	$(0.43)

(u)	As the effects of including the incremental shares associated with options, restricted stock units and employees stock purchase plan shares are antidilutive for the year ended December 31, 2004, they are not included in the weighted average common shares outstanding.

AUTHORIZED CAPITAL STOCK OF SPRINT NEXTEL

The Sprint Nextel amended and restated articles of incorporation, which will be in effect if the merger is completed, provide that the total number of shares of capital stock which may be issued by Sprint Nextel is 6,620,000,000, and the designation, the number of authorized shares and the par value of the shares of each class or series will be as follows:

Designation	Class	Series	No. of Shares	Par Value
“Series 1 Common Stock”	Common Stock	Series 1	6,000,000,000	$2.00 per share
“Series 2 Common Stock”	Common Stock	Series 2	500,000,000	$2.00 per share
“Non-Voting Common Stock”	Non-Voting Common Stock		100,000,000	$0.01 per share
“Preferred Stock”	Preferred Stock	Sixth Series Seventh Series Ninth Series	3,000,000 300,000 230,045	No par value No par value No par value

An additional 16,469,955 shares of preferred stock, no par value, will be available for future issuances in one or more series to be designated by the Sprint Nextel board of directors.

Description of Sprint Nextel Common Stock

We have summarized below the material terms of Sprint Nextel’s common stock that will be in effect if the merger is completed. You are encouraged to read the Sprint Nextel amended and restated articles of incorporation and bylaws, which are attached as Annexes G and H, respectively, to this joint proxy statement/prospectus for greater detail on the provisions that may be important to you. All references within this section to series 1 common stock, series 2 common stock and non-voting common stock mean the series 1 common stock, the series 2 common stock and non-voting common stock of Sprint Nextel unless otherwise noted.

Voting Powers

General

Except as otherwise provided by law, as set forth in the Sprint Nextel amended and restated articles of incorporation or as otherwise provided by the terms of any outstanding non-voting common stock or any outstanding series of preferred stock, the holders of series 1 common stock and series 2 common stock will vote together with the holders of all other classes or series of capital stock which have general voting power on all matters as a single class. The holders of series 1 common stock and series 2 common stock, voting together as a separate class, will be entitled to vote on a proposed amendment to the Sprint Nextel amended and restated articles of incorporation if the amendment would:

•	increase or decrease the number of authorized shares of series 1 common stock or series 2 common stock;

•	increase or decrease the par value of the shares of series 1 common stock or series 2 common stock; or

•	alter or change the powers, preferences or special rights of the shares of series 1 common stock or series 2 common stock so as to affect them adversely.

Except as otherwise provided by law or as described below, the holders of non-voting common stock will have no right to vote on any matter. The Sprint Nextel amended and restated articles of incorporation provide that the holders of non-voting common stock will have the right to vote, as a separate class, on any fundamental change in which shares of non-voting common stock would be treated differently from shares of series 1 common stock. A fundamental change is any merger, consolidation, reorganization or reclassification by Sprint Nextel of its shares of capital stock, any amendment to its amended and restated articles of incorporation or any liquidation, dissolution or winding up of Sprint Nextel. However, the holders of the non-voting common stock will not have the right to vote on a fundamental change in which the only difference in treatment is that the holders of series 1 common stock would be entitled to receive equity securities with full voting rights and the holders of non-voting common stock would be entitled to receive equity securities that have voting rights substantially identical to the voting rights of the non-voting common stock and that are convertible:

•	with respect to holders of non-voting common stock other than Motorola, upon any Voting Conversion Event (as defined below under “—Optional Conversion of Non-voting Common Stock”); or

•	with respect to Motorola, upon a Motorola Conversion Event (as defined below under “—Optional Conversion of Non-voting Common Stock”),

in each case on a share for share basis into the voting securities to which the holders of the series 1 common stock are entitled, but which are otherwise identical to those voting securities.

References to Motorola mean Motorola, Inc., a Delaware corporation, or any affiliate thereof.

Votes Per Share

Except as specified below, on each matter to be voted on by the holders of series 1 common stock and series 2 common stock:

•	each outstanding share of series 1 common stock will be entitled to one vote per share; and

•	each outstanding share of series 2 common stock will be entitled to 1/10 of a vote per share.

In any vote in which the series 1 common stock and series 2 common stock are entitled to vote together as a separate class and are voting as a separate class, each share will be entitled to one vote; except that in any vote in which the holders of series 1 common stock and series 2 common stock vote together as a separate class solely because the shares of series 1 common stock and series 2 common stock are the only voting securities of Sprint Nextel that are outstanding, or are the only securities of Sprint Nextel entitled to vote on the matter, and neither the law nor the Sprint Nextel amended and restated articles of incorporation entitle the series 1 common stock and series 2 common stock to vote as a separate class, the vote per share as described in the paragraph immediately above will apply.

In addition, (1) if shares of only one series of series 1 common stock or series 2 common stock are outstanding on the record date for determining the holders entitled to vote on any matter, then each share of the outstanding series will be entitled to one vote and (2) if either the series 1 common stock or series 2 common stock votes as a single class with respect to any matter, each share of that series will, for purposes of that vote, be entitled to one vote on that matter.

In any vote in which the holders of the non-voting common stock are entitled to vote together as a separate class, each share of non-voting common stock will be entitled to one vote.

Cumulative Voting

Stockholders of Sprint Nextel are not entitled to cumulative voting of their shares in elections of directors.

Liquidation Rights

In the event of the voluntary or involuntary liquidation, dissolution or winding up of Sprint Nextel, the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding must first be satisfied. The holders of series 1 common stock, series 2 common stock and non-voting common stock will be entitled to share in the remaining assets of Sprint Nextel on a pro rata basis.

Dividends

Generally

Dividends on Sprint Nextel’s series 1 common stock, series 2 common stock and the non-voting common stock, which we refer to collectively as the Sprint Nextel common stock, may be declared and paid only out of the funds of the company legally available therefor.

The per share dividends on the Sprint Nextel common stock, when and if declared, will be an equivalent amount for all classes and series of Sprint Nextel common stock and will be payable on the same date, except that if a dividend is paid in shares of Sprint Nextel common stock, or in options, warrants or rights to acquire Sprint Nextel common stock, or in securities convertible into or exchangeable into Sprint Nextel common stock, the dividend on each series or class of Sprint Nextel common stock will be paid in shares of that series or class of stock, or options, warrants or rights to acquire shares of that series or class of common stock, or securities convertible into or exchangeable for shares of that series or class of common stock.

Share Distributions

The board of directors may declare and pay dividends or distributions of shares of Sprint Nextel common stock (or securities convertible into or exchangeable or exercisable for shares of Sprint Nextel common stock) on shares of Sprint Nextel common stock or preferred stock only as follows:

•	dividends or distributions of shares of series 1 common stock (or securities convertible into or exchangeable or exercisable for shares of series 1 common stock) on shares of series 1 common stock, as well as on preferred stock;

•	dividends or distributions of shares of series 2 common stock (or securities convertible into or exchangeable or exercisable for shares of series 2 common stock) on shares of series 2 common stock, as well as on preferred stock; and

•	dividends or distributions of shares of non-voting common stock (or securities convertible into or exchangeable or exercisable for shares of non-voting common stock) on shares of non-voting common stock, as well as on preferred stock.

Preemptive Rights

No holder of shares of any class or series of capital stock of Sprint Nextel or holder of any security or obligation convertible into shares of any class or series of capital stock of Sprint Nextel will have any preemptive right to subscribe for, purchase or otherwise acquire shares of any class or series of capital stock of Sprint Nextel.

Redemption of Shares Held By Aliens

The Sprint Nextel amended and restated articles of incorporation permit, by action of the board of directors, the redemption of shares of series 1 common stock and series 2 common stock held by aliens if necessary to comply with the foreign ownership limitations set forth in Section 310 of the U.S. Communications Act of 1934, as amended. The provisions permit series 1 common stock held by aliens to be redeemed at a price equal to the market price (i.e. the closing price of the series 1 common stock on the previous trading day) of the shares on the third business day before mailing the notice of redemption and series 2 common stock held by aliens to be redeemed at a price equal to the market price of a share of series 1 common stock on the redemption date, except that the redemption price with respect to shares of series 1 common stock or series 2 common stock purchased by any alien after November 21, 1995 and within one year of the redemption date would not, unless otherwise determined by the Sprint Nextel board, exceed the purchase price paid for those shares by the alien.

Sprint Nextel will give written notice of the redemption date at least 30 days before the redemption date to the record holders of the shares selected to be redeemed, except that the redemption date may be the date on which notice is given if the cash or redemption securities necessary to effect the redemption have been deposited in trust for the benefit of record holders and are subject to immediate withdrawal by them when they surrender their stock certificates.

The redemption price may be paid in cash, any debt or equity securities of Sprint Nextel or its subsidiaries, or any combination of those securities or any combination of cash and those securities.

No Dilution or Impairment; Certain Tender Offers

The Sprint Nextel amended and restated articles of incorporation will not permit Sprint Nextel to effect any reclassification, subdivision or combination of the outstanding shares of Sprint Nextel common stock (including any reclassification, subdivision or combination effected pursuant to a consolidation, merger or liquidation) unless at the same time shares of all series or classes of common stock of Sprint Nextel are reclassified, subdivided or combined on an equal per share basis so that the holders of shares of each series or class of common stock:

•	are entitled, in the aggregate, to the same percentage of the voting power as they had immediately before the reclassification, subdivision or combination; and

•	maintain all of the rights associated with that series or class of common stock set forth in the Sprint Nextel amended and restated articles of incorporation, subject to the limitations, restrictions and conditions on those rights contained in the Sprint Nextel amended and restated articles of incorporation.

In the case of any consolidation or merger of Sprint Nextel with or into any other entity (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the series 1 common stock) or any reclassification of the series 1 common stock into any other form of capital stock of Sprint Nextel, each holder of series 2 common stock will, after the consolidation, merger or reclassification, have the right to convert each share of series 2 common stock held by that holder into the kind and amount of shares of stock and other securities and property which that holder would have been entitled to receive upon the consolidation, merger or reclassification if that holder had converted its shares of series 2 common stock into series 1 common stock immediately before the merger, consolidation or reclassification.

Exclusionary Tender Offers

If the board of directors does not oppose a tender offer by a person other than a Cable Holder (as defined below) for voting securities of the company representing not less than 35% of the voting power of the company, and the terms of the tender offer do not permit the holders of series 2 common stock to sell an equal or greater percentage of their shares as the holders of series 1 common stock are permitted to sell taking into account any proration, then each holder of series 2 common stock will have the right (but not the obligation) to deliver to Sprint Nextel a written notice requesting conversion of certain shares of series 2 common stock designated by that holder into series 1 common stock. Subject to certain limitations set forth in the Sprint Nextel amended and restated articles of incorporation, each share of series 2 common stock so designated will automatically convert (without the payment of any consideration) into one duly issued, fully paid and nonassessable share of series 1 common stock.

“Cable Holder” means, generally, any of Tele-Communications, Inc., a Delaware corporation, Comcast Corporation, a Pennsylvania corporation, or Cox Communications, Inc., a Delaware corporation, or any of their affiliates or successors.

Issuer Tender Offers

Sprint Nextel may not conduct an issuer tender offer (as defined in Rule 13e-4 under the Exchange Act) with respect to the series 1 common stock unless:

•	the tender offer provides for the participation of the holders of series 2 common stock on an equal basis with the series 1 common stock; and

•	Sprint Nextel accepts for repurchase the number of shares tendered by the holders of series 1 common stock and series 2 common stock in proportion to the number of shares of each series tendered.

This restriction will not prevent Sprint Nextel from administering in good faith an “odd-lot” program in connection with the issuer tender offer and will not apply to customary acquisitions of series 1 common stock or series 2 common stock made by the company on the open market for purposes of maintaining Sprint Nextel stock option plans.

Automatic Conversion of Series 2 Common Stock

Below One Percent Voting Power

If the total number of converted votes (i.e. treating the series 2 common stock as having one vote per share) represented by the aggregate number of issued and outstanding shares of series 2 common stock is below 1% of the outstanding voting power of Sprint Nextel for more than 90 consecutive days (we refer to the date on which the 90-day period ends as the Conversion Trigger Date), then each outstanding share of series 2 common stock will automatically convert into one duly issued, fully paid and nonassessable share of series 1 common stock on the 90th day following the Conversion Trigger Date.

Certain Transfers

When the ownership of shares of series 2 common stock is transferred to someone other than a Cable Holder, each transferred share will automatically convert into one duly issued, fully paid and nonassessable share of series 1 common stock as of the date of the transfer.

Optional Conversion of Non-voting Common Stock

Under the circumstances described below, each share of non-voting common stock will be convertible into one duly issued, fully paid and non-assessable share of series 1 common stock. On the occurrence, or expected occurrence, of any Voting Conversion Event (as defined below) with respect to holders other than Motorola, or any distribution or sale by Motorola described in the Sprint Nextel amended and restated articles of incorporation, each share of non-voting common stock which is being sold or has been distributed, disposed of or sold by Motorola will be convertible at the option of the holder. In addition, on the occurrence of a Motorola Conversion Event (as defined below), Motorola may, at its option, convert any or all of the shares held by it.

“Voting Conversion Event” means:

•	any public offering or public sale of securities of Sprint Nextel, including a public offering registered under the Securities Act and a public sale under Rule 144 of the Securities Act;

•	any sale of securities of Sprint Nextel to a person or group if, after the sale, that person or group would own or control securities which possess in the aggregate the voting power to elect a majority of the board of directors, if the sale has been approved by the Sprint Nextel board of directors or a committee of the board;

•	any sale of securities of Sprint Nextel to a person or group if, after the sale, that person or group would own or control securities of the company (excluding any non-voting common stock being converted and disposed of in connection with the Voting Conversion Event) which possess in the aggregate the voting power to elect a majority of the board of directors;

•	any sale of securities of Sprint Nextel to a person or group if, after the sale, that person or group would not, in the aggregate, own, control or have the right to acquire more than 2% of the outstanding securities of any class of voting securities; and

•	any distribution, disposition or sale of any securities of Sprint Nextel to a person or group in connection with a merger, consolidation or similar transaction if, after the transaction, that person or group would own or control securities which constitute in the aggregate the voting power to elect a majority of the surviving corporation’s directors, if the transaction has been approved by the Sprint Nextel board of directors or a committee of the board.

“Motorola Conversion Event” means:

•	any distribution, disposition or sale of shares of non-voting common stock by Motorola not prohibited under the Agreement and Plan of Contribution and Merger, dated August 4, 1994, by and among Nextel, Motorola and ESMR Sub, Inc.; and

•	the existence of circumstances which, in Motorola’s judgment, constitute or are likely to cause or result in a material adverse development with respect to the business, properties, operations or financial condition of Sprint Nextel and its subsidiaries and which otherwise cause conversion of the shares of non-voting common stock held by Motorola into shares of voting common stock to be reasonably necessary to protect Motorola’s interests as a stockholder of Sprint Nextel, provided that, notwithstanding the foregoing, in no event shall a Motorola Conversion Event described in this bullet be deemed to have occurred unless and until there shall have been a downgrade in Sprint Nextel’s credit rating to below B-, as determined by Standard & Poor’s Ratings Services, or B3, as determined by Moody’s Investor’s Services, after the earlier of 15 days following the date of the spin-off of Sprint Nextel’s local telecommunications business or December 31, 2006.

Transfer Agent and Registrar

The transfer agent and registrar for the series 1 common stock and series 2 common stock is UMB Bank, n.a., Kansas City, Missouri.

Anti-takeover Provisions

The Kansas General Corporation Code, which we refer to as the KGCC, and the Sprint Nextel amended and restated articles of incorporation and bylaws contain provisions which could discourage or make more difficult a change in control of the company without the support of the board of directors. A summary of these provisions follows.

Vote Required for Certain Business Combinations

The Sprint Nextel amended and restated articles of incorporation require that certain business combinations initiated by a beneficial owner of 10% or more of Sprint’s voting stock, together with its affiliates and associates (collectively an “interested stockholder”), must be approved by the holders of 80% of the outstanding voting stock, unless (1) approved by a majority of continuing directors, or (2) the consideration received by Sprint Nextel stockholders in the business combination is not less than the highest price per share paid by the interested stockholder for its shares. The types of business combinations covered by this provision include:

•	a merger or consolidation with an interested stockholder or its affiliate;

•	a sale or other disposition of assets with a fair market value of $1 million or more to or with an interested stockholder or its affiliate;

•	the issuance or transfer of securities of Sprint Nextel with an aggregate fair market value of $1 million or more to an interested stockholder or its affiliate;

•	the adoption of a plan or proposal for the liquidation or dissolution of Sprint Nextel proposed by an interested stockholder or its affiliate; or

•	a reclassification or recapitalization of Sprint Nextel or other transaction which has the effect of increasing the proportionate share of the equity securities of Sprint Nextel owned directly or indirectly by the interested stockholder or its affiliate.

In order to qualify as a continuing director, the director cannot be affiliated with the interested stockholder and must have been a director before the time the interested stockholder became an interested stockholder (or any successor director recommended by a majority of the continuing directors).

Restriction on Purchase of Equity Securities by Sprint Nextel

If the beneficial owner of 5% or more of a class of Sprint Nextel’s equity securities has held any of the securities for less than two years, the Sprint Nextel amended and restated articles of incorporation will prohibit Sprint Nextel from purchasing equity securities of the same class as the securities held for less than two years from the 5% security holder at a premium over market price unless the company obtains the approval of the holders of a majority of the voting power of the company’s outstanding capital stock, excluding the shares held by the 5% security holder.

The approval of stockholders is not required in connection with:

•	any purchase or other acquisition of securities made as part of a tender or exchange offer to purchase securities of the same class on the same terms to all holders of those equity securities;

•	any purchase, redemption, conversion or other acquisition by the company of series 2 common stock or preferred stock from a holder of that stock pursuant to the provisions of the Sprint Nextel amended and restated articles of incorporation; or

•	any purchase, redemption, conversion or other acquisition by the company of non-voting common stock from a holder of that stock.

Notice Provisions Relating to Stockholder Proposals and Nominees

Sprint Nextel’s amended and restated bylaws contain provisions requiring stockholders to give advance written notice to the company of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The notice must usually be given not less than 120 days and not more than 150 days before the first anniversary of the preceding year’s annual meeting. Under the amended and restated bylaws, a special meeting of stockholders may be called only by the Chairman of the Board, the CEO and President or the board of directors.

Rights Plan

The Sprint board of directors has adopted a rights agreement. Pursuant to the terms of the rights agreement, rights are attached to the Sprint series 1 common stock and Sprint series 2 common stock. The rights agreement is expected to be amended in connection with the merger so that rights attach to the Sprint Nextel non-voting common stock. For a description of the rights attached to the Sprint series 1 common stock and Sprint series 2 common stock, see “Comparison of Rights of Stockholders of Sprint, Nextel and Sprint Nextel—Rights Plan” beginning on page 221.

Business Combination Statute

Kansas has a Business Combination Statute that limits certain business combinations between Kansas corporations, like Sprint Nextel, and interested stockholders, who are certain persons beneficially owning a significant percentage of the voting stock of the corporation. For a description of the Kansas Business Combination Statute, see “Comparison of Rights of Stockholders of Sprint, Nextel and Sprint Nextel—Mergers, Consolidations and Other Transactions” beginning on page 218.

Description of Sprint Nextel Preferred Stock

We have summarized below the material terms of Sprint Nextel’s preferred stock that will be in effect if the merger is completed. You are encouraged to read the Sprint Nextel amended and restated articles of incorporation and amended and restated bylaws, which are attached as Annexes G and H, respectively, to this joint proxy statement/prospectus for greater detail on the provisions that may be important to you.

General Provisions Relating to Preferred Stock

The preferred stock may be issued from time to time in one or more series, each of which is to have the voting powers, designation, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed in the Sprint Nextel amended and restated articles of incorporation, or in a resolution or resolutions providing for the issue of that series adopted by the board of directors.

The board of directors has the authority to create one or more series of preferred stock and, with respect to each series, to fix or alter as permitted by law:

•	the number of shares and the distinctive designation of the series;

•	the dividend rights;

•	any redemption rights, terms and prices;

•	the terms of any retirement or sinking funds;

•	the rights, terms and prices, if any, by which the shares may be convertible into, or exchangeable for, other shares;

•	the voting power, if any; and

•	any other terms, conditions, special rights and protective provisions.

Dividends

No dividend may be declared and set apart for payment on any series of preferred stock unless a ratable dividend has likewise been paid, or declared and set apart for payment, on all outstanding shares of preferred stock of each other series entitled to cumulative dividends which rank equally as to dividends.

Dissolution Rights

If, in the event of any dissolution of Sprint Nextel, the assets that are available for distribution among the holders of preferred stock which are (1) entitled to a preference over the holders of common stock and (2) rank equally in connection with any such distribution are insufficient to pay in full the preferential amount to which the holders of preferred stock are entitled, then the assets, or the proceeds of the assets, will be distributed among the holders of each such series of preferred stock ratably in accordance with the sums which would be payable on the distribution if all sums payable were discharged in full.

Preferred Stock—Sixth Series, Junior Participating

Designation

In connection with the adoption of the Sprint rights agreement, the board of directors of Sprint designated a class of preferred stock as the “Preferred Stock-Sixth Series, Junior Participating,” which we refer to as the sixth series preferred stock. The Sprint Nextel amended and restated articles of incorporation authorize 3,000,000 shares of the sixth series preferred stock. No shares are currently outstanding. The sixth series preferred stock will only be issued under the circumstances contemplated under “Comparison of Rights of Stockholders of Sprint, Nextel and Sprint Nextel—Rights Plan” beginning on page 221.

Dividends and Liquidation

Each share of the sixth series preferred stock will be entitled, when declared by the board of directors out of funds legally available, to a preferential quarterly dividend payable in cash on January 1, April 1, July 1 and October 1 in an amount equal to the greater of:

•	$100 per share, or

•	2,000 times the aggregate per share amount of all dividends, other than a dividend payable in series 1 common stock, declared on the series 1 common stock.

In the event of the liquidation of Sprint Nextel, the holders of shares of the sixth series preferred stock will be entitled to a preferential liquidation payment of the greater of:

•	$1,000 per share, plus accrued dividends, or

•	2,000 times the aggregate amount to be distributed per share of series 1 common stock.

Voting and Other Rights

Each share of the sixth series preferred stock will have 2,000 votes and will vote together with, and on the same matters as, the series 1 common stock and the series 2 common stock.

In the event of any merger, consolidation or other transaction involving Sprint Nextel in which shares of series 1 common stock are exchanged for or changed into other stock, securities, cash and/or other property, each share of the sixth series preferred stock will be entitled to receive 2,000 times the amount received per share of series 1 common stock.

The dividend, liquidation, voting and other rights of the sixth series preferred stock are subject to adjustment if there is a dividend on the series 1 common stock paid in shares of series 1 common stock or a subdivision or combination of the shares of series 1 common stock.

Rank

The sixth series preferred stock will rank junior to all other series of the preferred stock as to the payment of dividends and the distribution of assets, unless the terms of any series provide otherwise.

Fractional Shares

Shares of the sixth series preferred stock may be issued in fractions of a share which will entitle the holder, in proportion to that holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and have the benefit of all other rights of holders of the sixth series preferred stock.

Preferred Stock—Seventh Series Preferred Stock Convertible

Designation

Sprint currently has outstanding 246,766 shares of seventh series preferred stock, convertible, which we refer to as the seventh series preferred stock. The Sprint Nextel amended and restated articles of incorporation will continue to authorize 300,000 shares of the seventh series preferred stock. Shares of the seventh series preferred stock are convertible into series 1 common stock or series 2 common stock, depending on the identity of the holder of the shares.

Rank

The seventh series preferred stock will:

•	rank on a parity with the ninth series preferred stock;

•	rank junior as to dividends and upon liquidation to shares of any other preferred stock designated as senior to the seventh series preferred stock as to dividends or upon liquidation, dissolution or winding up; and

•	have a preference over the shares of Sprint Nextel common stock and any other class or series of junior stock.

Dividends

Holders will be entitled to receive, when declared by the board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends payable at the rate of $6.73 per share quarterly in arrears on each March 31, June 30, September 30 and December 31. If any payment date is not a business day, the preferred dividends will be paid on the next succeeding business day. Dividends on the seventh series preferred stock are cumulative and accrue on a daily basis.

Conversion

Each holder of seventh series preferred stock may at any time convert any or all of its shares of seventh series preferred stock into shares of series 2 common stock (if that holder is a Cable Holder as defined in the terms of the seventh series preferred stock included in the Sprint Nextel amended and restated articles of incorporation) and shares of series 1 common stock if that holder is not a Cable Holder. The number of shares of series 1 common stock or series 2 common stock issuable upon conversion of shares of seventh series preferred stock will be determined by dividing the aggregate liquidation preference of the shares of seventh series preferred stock surrendered for conversion by an initial conversion price of $30.7466. Upon conversion Sprint Nextel will make no payment or adjustment on account of dividends accrued or in arrears on the seventh series preferred stock surrendered for conversion.

The conversion price in effect at any time is subject to adjustment on the occurrence of certain events. This is designed to prevent dilution of the seventh series preferred stock right to convert into series 1 common stock and series 2 common stock, as described in subparagraph (c)(v) of Section 10.7 of the Sprint Nextel amended and restated articles of incorporation.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the company, the holders of the seventh series preferred stock will be entitled to receive the sum of U.S. $1,000 per share, plus any accumulated unpaid dividends, whether or not declared, to the date of final distribution. They are entitled to receive this amount after payment to holders of senior stock and before any distribution of the assets is made to the holders of any class or series of stock ranking junior to the seventh series preferred stock on a liquidation, including the Sprint Nextel common stock.

Redemption

General. The shares of the seventh series preferred stock may be redeemed at any time, at Sprint Nextel’s option, in whole or in part, at a redemption price equal to $1,000 per share, plus any accumulated unpaid dividends up to but excluding that redemption date. Shares redeemed will be cancelled and upon cancellation will be deemed to be authorized and unissued shares of preferred stock, without par value, of the company but will not be reissued as shares of the seventh series preferred stock.

Mandatory Redemption. To the extent permitted by law, Sprint Nextel will redeem, on November 23, 2008 or, if that day is not a business day, on the next business day, all remaining shares of seventh series preferred stock then outstanding, at the redemption price of $1,000 for each share outstanding, plus an amount equal to all accrued but unpaid dividends to that redemption date.

Restrictions on Redemption and Purchase. In the event that any quarterly dividend payable on the seventh series preferred stock is in arrears and until all those dividends in arrears have been paid or declared and set apart for payment, Sprint Nextel will not redeem any shares of stock ranking on a parity with the seventh series preferred stock or ranking junior to the seventh series preferred stock unless all outstanding shares of seventh series preferred stock are simultaneously redeemed. In addition, if any quarterly dividend payable on the seventh series preferred stock is in arrears, Sprint Nextel will not purchase or otherwise acquire any shares of seventh series preferred stock or any parity stock or junior stock except:

•	by conversion into or exchange for stock ranking junior as to dividends, or

•	in accordance with a purchase or exchange offer made by the company to all holders of record of seventh series preferred stock and the parity stock upon the same terms as to holders of any series and, in the case of offers relating to more than one series, upon those terms as the board of directors determines will result in fair and equitable treatment as between those series.

Right of Exchange in Connection with Spin-off

If Sprint Nextel effects a spin-off of a subsidiary, it will make appropriate provisions so that the holders of the seventh series preferred stock have the right to exchange their shares of seventh series preferred stock on the effective date of the spin-off for exchange preferred stock (as defined below) of Sprint Nextel and mirror preferred stock (as defined below) of the subsidiary that is spun off.

With respect to any exchange preferred stock or mirror preferred stock, the mandatory redemption date will be the fifth anniversary of the date of issuance of that exchange preferred stock or mirror preferred stock.

Upon completion of a spin-off, including the contemplated spin-off of the local telecommunications business, the holders of any shares of seventh series preferred stock that do not elect to exchange their shares will have no conversion rights with respect to the shares of stock of the subsidiary that is spun off. However, the conversion price of the seventh series preferred stock held by stockholders electing not to participate in the contemplated spin-off will be reduced to reflect the distribution of the stock of the subsidiary that is spun off. The terms of any exchange preferred stock that is issued will also reflect the reduced conversion price. See “—Conversion” above.

“Exchange preferred stock” means a series of convertible preferred stock of Sprint Nextel having terms, conditions, designations, dividend rights, voting powers, rights on liquidation and other preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof that are identical, or as nearly so as is practicable in the judgment of the board of directors, to those of the seventh series preferred stock for which the exchange preferred stock is exchanged, except that:

•	the liquidation preference will be determined as provided in subparagraph (c)(v)(I) of Section 10.7 of the Sprint Nextel amended and restated articles of incorporation,

•	the running of any time periods pursuant to the terms of the seventh series preferred stock will be tacked to the corresponding time periods in the exchange preferred stock, and

•	the exchange preferred stock will not be convertible into, and the holders will have no conversion rights with respect to, the securities of the subsidiary that is spun off.

“Mirror preferred stock” means convertible preferred stock issued by the subsidiary that is spun off and having terms, designations, conditions, dividend rights, voting powers, rights on liquidation and other preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof that are identical, or as nearly so as is practicable in the judgment of the board of directors, to those of the seventh series preferred stock for which the mirror preferred stock is exchanged, except that:

•	the liquidation preference will be determined as provided in subparagraph (c)(v)(I) of Section 10.7 of the Sprint Nextel amended and restated articles of incorporation,

•	the running of any time periods pursuant to the terms of the seventh series preferred stock will be tacked to the corresponding time periods in the mirror preferred stock, and

•	the mirror preferred stock will be convertible into the kind and amount of securities of the subsidiary that is spun off and any other securities and property that the holder of a share of seventh series preferred stock would have received in the spin-off had that share of seventh series preferred stock been converted immediately before the record date for the spin-off.

Certain Protective Provisions

If at any time the full cumulative dividends on shares of the seventh series preferred stock have not been paid or declared and set aside for payment for the current and all past quarterly dividend periods, Sprint Nextel:

•	will not declare, or pay, or set apart for payment any dividends or make any distribution, on any class or series of parity stock or junior stock;

•	will not redeem, purchase or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, any shares of any class or series of parity stock or junior stock; except that Sprint Nextel may at any time redeem, purchase or otherwise acquire shares of junior stock in exchange for, or out of the net cash proceeds from the substantially simultaneous sale of, other shares of junior stock; and

•	will not redeem pursuant to redemption rights in the terms of such stock any parity stock unless at the same time it redeems all the shares of the seventh series preferred stock.

Voting Rights

Except as otherwise required by law, the holders of the seventh series preferred stock will be entitled to vote on all matters in respect of which the holders of the series 1 common stock and series 2 common stock are entitled to vote and will vote together with the holders of all other classes or series of capital stock that have general voting power as a single class.

The affirmative vote or consent of two-thirds of the votes to which the holders of the outstanding shares of the seventh series preferred stock are entitled is necessary to change any of the provisions of the Sprint Nextel amended and restated articles of incorporation, including any certificate of designation or any similar document relating to any series of preferred stock of Sprint Nextel, which would materially and adversely affect the voting powers, preferences, rights, powers or privileges, qualifications, limitations and restrictions of the seventh series preferred stock. Neither of the following will require this special two-thirds vote:

•	the creation, issuance, or increase in the amount of authorized shares of any series of Sprint Nextel preferred stock, nor

•	the completion of any transaction in which the voting powers, preferences, rights, powers or privileges, qualifications, limitations and restrictions of the seventh series preferred stock are preserved.

On each matter to be voted on by the holders of the seventh series preferred stock, each outstanding share of the seventh series preferred stock is entitled to a number of votes equal to the number of votes that could be cast with respect to that matter by the holder of that number of shares of the series of common stock into which that share of seventh series preferred stock is convertible on the record date for determining the stockholders who are entitled to vote with respect to that matter.

Preferred Stock—Ninth Series Zero Coupon Convertible Preferred Stock Due 2013

Designation

The Sprint Nextel amended and restated articles of incorporation create out of Sprint Nextel’s authorized and unissued shares of preferred stock a class of preferred stock designated as the “Ninth Series Zero Coupon Convertible Preferred Stock Due 2013,” which we refer to as the ninth series preferred stock. The Sprint Nextel amended and restated articles of incorporation will authorize 230,045 shares of the ninth series preferred stock.

Rank

With respect to dividends, if any, and distributions upon the liquidation, winding-up and dissolution of Sprint Nextel, the ninth series preferred stock will rank as follows:

senior to:

•	all classes of Sprint Nextel common stock; and

•	any capital stock of the company that expressly provides that it will be junior to the ninth series preferred stock as to dividends and distributions upon the liquidation, winding-up and dissolution of the company;

on a parity with:

•	the company’s seventh series preferred stock; and

•	each class of capital stock or series of preferred stock that expressly provides that such class or series will rank on a parity with the ninth series preferred stock as to dividend rights and rights upon the liquidation, winding-up and dissolution of the company; and

junior to:

•	each class of capital stock or series of preferred stock, the terms of which have been approved by the holders of the ninth series preferred stock and which expressly provide that such class or series will rank senior to the ninth series preferred stock as to dividend rights and rights upon liquidation, winding-up and dissolution of the company.

Dividends and Liquidation Preference

Other than the special $30 per share dividend described below under “—Conversion”, holders of the ninth series preferred stock will not be entitled to receive dividends on the ninth series preferred stock. The liquidation preference on the ninth series preferred stock will accrete from the date of the merger at an annual rate of 9.25%, compounded quarterly on each March 23, June 23, September 23 and December 23, commencing on the first of these dates following the date of the merger, in the manner set forth in the Sprint Nextel amended and restated articles of incorporation. If the ninth series preferred stock had been issued on or before June 23, 2005, the liquidation preference on that date would be $459.6463 and on September 23, 2005, it would be $470.2756 per share. The liquidation preference of the ninth series preferred stock increases to $1,000 per share on the mandatory redemption date, which is December 23, 2013. The liquidation preference will cease to accrete in respect of the ninth series preferred stock on the mandatory redemption date or on the date of its earlier redemption, repurchase or conversion.

If the company is in default in respect of its obligations described in the Sprint Nextel amended and restated articles of incorporation,

•	no dividend, other than a dividend payable solely in shares of junior securities or options, warrants or rights to purchase junior securities, may be declared or paid on, or any sum set apart for the payment of dividends on, any parity securities or junior securities;

•	no other distribution may be declared or made on, or any sum set apart for the payment of any distribution on, any parity securities or junior securities;

•	no parity securities or junior securities may be purchased, redeemed or otherwise acquired or retired for value by Sprint Nextel or any of its subsidiaries excluding (1) an exchange for shares of other parity securities or junior securities or a purchase, redemption or other acquisition from the proceeds of a substantially concurrent sale of junior securities and (2) the repurchase of junior securities from employees or former employees of Sprint Nextel or its subsidiaries for consideration not to exceed $500,000 in the aggregate in any fiscal year; and

•	no monies may be paid into or set apart or made available for a sinking fund for the purchase, redemption or other acquisition or retirement for value of any parity securities or junior securities by Sprint Nextel or any of its subsidiaries.

Liquidation Rights

On any voluntary or involuntary liquidation, dissolution or winding-up of Sprint Nextel, each holder of shares of the ninth series preferred stock will be entitled, on an equal basis with the holders of any outstanding parity securities, to payment of an amount equal to the liquidation preference of the shares of the ninth series preferred stock held by the holder, to the date fixed for liquidation, dissolution or winding up. They are entitled to receive this payment after payment in full of the liquidation preference and any accrued and unpaid dividends on any senior securities and before any distribution is made on any junior securities, including Sprint Nextel common stock.

Redemption

Optional Redemption. The shares of the ninth series preferred stock may be redeemed (subject to contractual and other restrictions) at any time at Sprint Nextel’s option, in whole or in part, at a redemption price equal to the liquidation preference on the date fixed for redemption. Instead of paying the redemption price in cash, Sprint Nextel may at its option pay the redemption price or a portion thereof in series 1 common stock or in a combination of cash and series 1 common stock.

Mandatory Redemption. The shares of the ninth series preferred stock will be subject to mandatory redemption (subject to the legal availability of funds but without regard to any contractual or other restrictions), on December 23, 2013, at a redemption price equal to $1,000. Instead of paying the redemption price in cash, Sprint Nextel may at its option pay the redemption price or a portion thereof in series 1 common stock or in a combination of cash and series 1 common stock.

Voting Rights

Except as otherwise required under Kansas law or as set forth immediately below, holders of the ninth series preferred stock will not be entitled to vote on any matter required or permitted to be voted on by the stockholders of the company. In any case in which the holders of the ninth series preferred stock are entitled to vote, each holder of the ninth series preferred stock will be entitled to one vote for each share held. Kansas law permits action to be taken by written consent in lieu of a meeting only if unanimous consent of all holders entitled to vote on that action is obtained.

The affirmative vote or consent of the holders of a majority of the outstanding shares of the ninth series preferred stock obtained at a stockholders meeting, or the unanimous written consent of all holders of ninth series preferred stock in lieu of a stockholders meeting, will be required before Sprint Nextel may authorize, create or issue any senior securities or any obligation or security convertible into or exchangeable for senior securities, except that Sprint Nextel may issue senior securities without the approval of the ninth series preferred stock in exchange for, or the proceeds of which are used to redeem or repurchase, the outstanding shares of the ninth series preferred stock or any debt of Sprint Nextel.

The affirmative vote of the holders of a majority of the outstanding shares of the ninth series preferred stock will be required before Sprint Nextel may amend the Sprint Nextel amended and restated articles of incorporation so as to affect adversely the specified rights, preferences, privileges or voting rights of holders of the ninth series preferred stock, or to authorize the issuance of any additional shares of ninth series preferred stock.

Except as otherwise set forth in the Sprint Nextel amended and restated articles of incorporation, neither

•	the creation, authorization or issuance of any junior securities or parity securities, nor

•	the increase or decrease in the amount of authorized capital stock of any class, including any preferred stock,

will require the approval of the holders of the ninth series preferred stock and, generally, neither action will be deemed to affect adversely the rights, preferences, privileges or voting rights of the holders of the ninth series preferred stock.

The Sprint Nextel amended and restated articles of incorporation will provide that if:

•	Sprint Nextel fails to comply with certain obligations set forth in the Sprint Nextel amended and restated articles of incorporation under the heading “Change of Control” (paragraph (g) of Section 10.8), or

•	Sprint Nextel defaults in the payment of the liquidation preference of any share of the ninth series preferred stock payable on December 23, 2013,

then the number of directors constituting the board of directors will be immediately and automatically adjusted to permit the holders of a majority of the then outstanding shares of the ninth series preferred stock, voting separately as one class, to elect two directors. We refer to each event described in the two bullet points above as a voting rights triggering event.

Change of Control

If a change of control (as defined in paragraph (g) of Section 10.8 of the Sprint Nextel amended and restated articles of incorporation ) occurs, Sprint Nextel will be required to make an offer to each holder of the ninth series preferred stock to acquire any or all of the shares of the ninth series preferred stock on a date (which we refer to as the acquisition date) that is not more than 45 days after the date of the change of control at a tender price equal to the liquidation preference of the shares on the acquisition date. Instead of paying the tender price in cash, Sprint Nextel may at its option, subject to certain conditions, pay the tender price or a portion of the tender price in series 1 common stock or in a combination of cash and series 1 common stock.

Payments in Series 1 Common Stock

If Sprint Nextel elects to pay any redemption price or tender price in series 1 common stock, the number of shares to be delivered in respect of the portion of the redemption price or tender price to be paid in series 1 common stock will be equal to that portion of the redemption price or tender price divided by the market price (which is defined in the Sprint Nextel amended and restated articles of incorporation as an average of the closing price over a 20 day trading period) of the series 1 common stock. No fractional shares of series 1 common stock will be delivered. Instead, Sprint Nextel, at its option, will either round up to full shares or pay cash based on the market price for all fractional shares. Sprint Nextel’s right to pay the redemption price or tender price in series 1 common stock is subject to certain conditions set forth in the Sprint Nextel amended and restated articles of incorporation.

Conversion

A holder may convert its shares of the ninth series preferred stock into series 1 common stock, unless previously redeemed or repurchased, at any time before the close of business on December 23, 2013. If a share of the ninth series preferred stock is called for redemption, the holder may convert it only until the close of business on the redemption date. Shares of the ninth series preferred stock which a holder has tendered for acquisition pursuant to an offer to acquire may be converted only if the shares are withdrawn in accordance with the terms of that offer.

The shares of the ninth series preferred stock will be convertible initially into the number of shares of Sprint Nextel series 1 common stock and the amount of cash that the holders of Nextel zero coupon preferred stock would have received upon completion of the merger had the Nextel zero coupon preferred stock been converted into Nextel class A common stock immediately before the completion of the merger. For example, if the stock exchange ratio is 1.28, the cash ratio is 0.02 and the 20 trading day price of Sprint’s series 1 common stock before completion of the merger is $22.74, each share of ninth series preferred stock would be convertible into 24.9449 shares of Sprint Nextel series 1 common stock and $8.86 in cash. In addition, if a holder elects to convert, Sprint Nextel will pay such holder, contemporaneously with the delivery of common stock, the sum of $30.00 per share. The conversion rate of the ninth series preferred stock is subject to adjustment on the occurrence of certain events, as described in subparagraph (i)(v) of Section 10.8 of the Sprint Nextel amended and restated articles of incorporation.

Mandatory Conversion

If Sprint Nextel reasonably believes that any shares of the ninth series preferred stock are held by or on account of a Non-U.S. Holder (as defined in the Sprint Nextel amended and restated articles of incorporation), those shares of the ninth series preferred stock will be subject to mandatory conversion at the option of Sprint Nextel, upon written notice to the Non-U.S. Holder.

Amendment, Supplement and Waiver

If a meeting of stockholders is held, Sprint Nextel may amend the terms and provisions of the ninth series preferred stock with the approval of a majority of the total voting power of capital stock and the holders of a majority of the shares of the ninth series preferred stock then outstanding voting as a separate series, including approvals obtained in connection with a tender offer or exchange offer for the ninth series preferred stock. Any past default or failure to comply with any provisions of the ninth series preferred stock may also be waived with the approval of a majority of the holders of the ninth series preferred stock. However, without the approval of the holders of at least 66 2/3% of the then outstanding shares of the ninth series preferred stock voting as a separate series, an amendment or waiver may not, with respect to any shares of the ninth series preferred stock held by a non-approving holder:

•	alter the voting rights with respect to the ninth series preferred stock or reduce the number of shares of the ninth series preferred stock whose holders must approve to an amendment, supplement or waiver of the terms of the ninth series preferred stock;

•	reduce the amount of or rate of accretion of the liquidation preference of the ninth series preferred stock or adversely alter the provisions with respect to the redemption of the ninth series preferred stock, or make any change that adversely affects the right to convert the ninth series preferred stock or the right to require the company to purchase the ninth series preferred stock;

•	make any share of the ninth series preferred stock payable in money other than United States dollars;

•	make any change in the provisions relating to waivers of the rights of holders to receive the liquidation preference on the ninth series preferred stock; or

•	make any change in the foregoing amendment and waiver provisions.

Kansas law permits action to be taken by written consent in lieu of a meeting only if unanimous consent of all holders entitled to vote on that action is obtained.

Reissuance of Ninth Series Preferred Stock

Shares of ninth series preferred stock that have been reacquired in any manner, including shares purchased or redeemed or exchanged, will have the status of authorized but unissued shares of preferred stock of Sprint Nextel undesignated as to series and may be designated or redesignated and issued or reissued, as the case may be, as part of any series of preferred stock. Any issuance of those shares as ninth series preferred stock must be in compliance with the Sprint Nextel amended and restated articles of incorporation.

COMPARISON OF RIGHTS OF STOCKHOLDERS

OF SPRINT, NEXTEL AND SPRINT NEXTEL

Nextel is a Delaware corporation and is governed by the DGCL. Sprint is a Kansas corporation. Sprint Nextel will continue to be a Kansas corporation following the merger and will be governed by the KGCC. The KGCC is modeled closely on the DGCL and is therefore generally interpreted by Kansas courts in a manner that is consistent with the judicial decisions of Delaware courts interpreting the DGCL.

Upon completion of the merger, Nextel’s stockholders will become Sprint Nextel stockholders. As a condition to the merger, Sprint’s current articles of incorporation will be amended and restated immediately before the time of completion of the merger in the form attached as Annex G to this joint proxy statement/prospectus. In connection with the merger, Sprint’s bylaws will also be amended and restated in the form attached as Annex H to this joint proxy statement/prospectus. The rights of the former Nextel stockholders and the Sprint stockholders will therefore be governed by the KGCC and the amended and restated articles of incorporation and amended and restated bylaws of Sprint Nextel.

The following description summarizes the material differences that may affect the rights of the stockholders of Sprint and Nextel, but is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. Stockholders should read carefully the relevant provisions of the KGCC and the respective articles of incorporation and bylaws of Sprint and Sprint Nextel as well as the certificate of incorporation and bylaws of Nextel. For more information on how to obtain the documents that are not attached to this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 226.

Capitalization

Sprint

The total number of shares of all classes of capital stock authorized under Sprint’s articles of incorporation is 7,020,000,000, which is divided into:

•	2,500,000,000 shares of FON common stock-series 1, par value $2.00 per share;

•	500,000,000 shares of FON common stock-series 2, par value $2.00 per share;

•	3,000,000,000 shares of PCS common stock-series 1, par value $1.00 per share;

•	1,000,000,000 shares of PCS common stock-series 2, par value $1.00 per share;

•	2,125,000 shares of preferred stock-sixth series, junior participating, no par value; and

•	300,000 shares of preferred stock-seventh series preferred stock, convertible, no par value.

An additional 17,575,000 shares of preferred stock, no par value, are available for future issuance in one or more series to be designated by the board of directors.

The sixth series preferred stock is only issuable in connection with certain triggering events as defined in Sprint’s rights agreement described below. As a result of the recombination of Sprint’s tracking stocks on April 23, 2004, each outstanding share of PCS common stock was converted into 0.50 shares of FON common stock of the corresponding series, and the authorized but unissued shares of PCS common stock ceased to be available for future issuance.

Nextel

The total number of shares of all classes of capital stock authorized under Nextel’s certificate of incorporation is 2,180,000,000 shares, which is divided into:

•	2,060,000,000 shares of class A common stock, par value $0.001 per share;

•	100,000,000 shares of class B non-voting common stock, par value $0.001 per share; and

•	230,045 shares of series B zero coupon convertible preferred stock due 2013, par value $0.01 per share.

An additional 19,769,955 shares of preferred stock, par value $0.01 per share, are available for future issuance in one or more series to be designated by the board of directors.

Sprint Nextel

The total number of shares of all classes of capital stock authorized under Sprint Nextel’s amended and restated articles of incorporation will be 6,620,000,000, which will be divided into:

•	6,000,000,000 shares of common stock-series 1, par value $2.00 per share;

•	500,000,000 shares of common stock-series 2, par value $2.00 per share;

•	100,000,000 shares of non-voting common stock, par value $0.01 per share;

•	3,000,000 shares of sixth series preferred stock, no par value;

•	300,000 shares of seventh series preferred stock, no par value; and

•	230,045 shares of ninth series zero coupon convertible preferred stock due 2013, no par value.

An additional 16,469,955 shares of preferred stock, no par value, will be available for future issuance in one or more series to be designated by the Sprint Nextel board of directors.

Voting Rights

Sprint

The holders of series 1 FON stock and series 2 FON stock vote together with the holders of seventh series preferred stock as a single class on most matters. When all classes are voting as a single class, the holders have the following number of votes:

•	The holders of the series 1 FON stock have one vote per share.

•	The holders of the series 2 FON stock have 10% of one vote per share.

•	The holders of the seventh series preferred stock have the number of votes per share equal to the aggregate number of votes of the shares of series 1 FON stock or series 2 FON stock into which a share of the seventh series preferred stock may be converted.

When the holders of series 1 FON stock and series 2 FON stock are entitled, either by law or by the provisions of the articles of incorporation, to vote as a separate class, each share of each series is generally entitled to one full vote.

The holders of seventh series preferred stock are entitled to vote together with the holders of all other classes or series of capital stock that have general voting power. However, the affirmative vote of two-thirds of the votes to which the holders of the outstanding shares of the seventh series preferred stock are entitled is necessary for authorizing or effecting the amendment, alteration or repeal of any of the provisions of the articles of incorporation that would materially and adversely affect the voting powers, preferences, rights, powers or privileges, qualifications, limitations and restrictions of the seventh series preferred stock.

Nextel

Except as otherwise required by law, the holders of Nextel class A common stock are entitled to one vote per share on all matters to be voted on by the stockholders. The holders of Nextel class B common stock generally have no right to vote on any matters to be voted upon by the stockholders. However, the holders of

Nextel class B common stock have the right to vote, as a separate class (with each share having one vote) on any merger, consolidation, reorganization or reclassification of Nextel or its shares of capital stock, any amendment to Nextel’s certificate of incorporation or any liquidation, dissolution or winding up of Nextel (each such event being a “Fundamental Change”) in which shares of Nextel class B common stock would be treated differently than shares of Nextel class A common stock. Nevertheless, holders of Nextel class B common stock do not have separate class voting rights or any other voting rights with respect to an event constituting a Fundamental Change, such as the merger, in which the only difference in the treatment of Nextel class B common stock is that the holders of Nextel class A common stock receive equity securities with full voting rights and the holders of Nextel class B common stock receive equity securities which have voting rights substantially identical to the voting rights of Nextel class B common stock and are convertible into voting securities in the same manner as provided in the Nextel certification of incorporation.

The holders of Nextel preferred stock are not entitled to vote on any matter voted upon by stockholders, except as otherwise required under the DGCL or as set forth in Nextel’s certificate of incorporation. However, the affirmative vote or consent of the holders of a majority of the outstanding shares of Nextel preferred stock is required (1) to permit creation or issuance of any class of capital stock or other series of preferred stock ranking senior as to the payment of dividends or distributions upon liquidation (with specified exceptions), (2) to amend Nextel’s certificate of incorporation to adversely affect the rights, preferences, privileges or voting rights of such preferred stock, or (3) to authorize the issuance of additional shares of Nextel preferred stock. If there is a payment default or other specified default with respect to the Nextel preferred stock, then the holders of that preferred stock will have the right, voting as a separate class, to elect two additional directors to the board of directors.

Sprint Nextel

The voting rights of the holders of series 1 common stock, series 2 common stock and seventh series preferred stock of Sprint Nextel will be substantially identical to the voting rights of the holders of series 1 FON stock, series 2 FON stock and seventh series preferred stock of Sprint, as described above. The voting rights of the holders of non-voting common stock and ninth series preferred stock of Sprint Nextel will be substantially identical to the voting rights of the holders of class B common stock and preferred stock of Nextel described above, except that action may be taken by written consent only if signed by all stockholders with voting rights with respect to the action being taken.

Stockholder Action By Written Consent

Kansas and Delaware Corporation Law

The KGCC only allows action to be taken by stockholders by written consent without an annual or special meeting of stockholders if that consent is unanimous. The DGCL, on the other hand, allows such written consent to be made by the holders of the minimum number of votes that would be needed to approve a matter at an annual or special meeting of stockholders, unless this right to act by written consent is denied in the certificate of incorporation.

Sprint

Sprint’s articles of incorporation and bylaws do not address the right of Sprint’s stockholders to take action by written consent without an annual or special meeting of stockholders.

Nextel

Nextel’s certificate of incorporation does not permit holders of class A common stock or class B common stock to take action by written consent and thus requires stockholder action to be taken at an annual or special meeting of stockholders.

Sprint Nextel

As a Kansas corporation, the stockholders of Sprint Nextel will not be able to take action by written consent without an annual or special meeting unless such consent is unanimous.

Dividends

Sprint

The holders of series 1 FON stock and series 2 FON stock of Sprint receive ratably such dividends, if any, as may be declared from time to time by the Sprint board of directors out of funds that are legally available for the payment of dividends. If the board of directors declares a dividend on either series 1 or series 2 FON stock, it must declare the same dividend on the other series of FON stock. The holders of seventh series preferred stock are entitled to receive, if declared by the board of directors, a cumulative dividend equal to $6.73 per share, quarterly in arrears, out of funds that are legally available for the payment of dividends. Before any dividends on its series 1 or series 2 FON stock may be paid or declared and set apart for payment, Sprint must pay or declare and set apart for payment full cumulative dividends on the seventh series preferred stock. Upon the issuance of a new series of preferred stock, the board of directors may provide for dividend restrictions on the common stock as to that series of preferred stock.

Nextel

The holders of class A common stock and class B common stock of Nextel are entitled to receive ratably, without distinction as to class, such dividends, if any, as may be declared from time to time by the board of directors, out of funds that are legally available for the payment of dividends, and after the payment of any preferential amounts to which the holders of any preferred stock are entitled. The holders of Nextel preferred stock are not entitled to receive any dividends, except for a special $30 per share dividend on conversion. If dividends are declared on the class A or class B common stock which are payable in shares of class A or class B common stock, Nextel must declare a dividend which is payable at the same rate on both class A and class B common stock.

Sprint Nextel

The holders of series 1 common stock, series 2 common stock and seventh series preferred stock of Sprint Nextel will have the same rights to receive dividend payments as the holders of series 1 FON stock, series 2 FON stock and seventh series preferred stock of Sprint, as described above. The holders of non-voting common stock of Sprint Nextel will have the same right to receive dividends as the holders of series 1 and series 2 common stock of Sprint Nextel. As with the holders of Nextel preferred stock, the holders of ninth series preferred stock of Sprint Nextel will have no right to receive dividends, except for the special dividend on conversion.

Liquidation

Sprint

In the event of the liquidation, dissolution or winding up of Sprint, the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding must first be satisfied. The holders of series 1 FON stock and series 2 FON stock will be entitled to share in the remaining assets of Sprint on a pro rata basis. The holders of seventh series preferred stock will be entitled to receive, upon liquidation, the sum of $1,000 per share, plus any accumulated unpaid dividends, whether or not declared.

Nextel

In the event of the liquidation, dissolution or winding up of Nextel, the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding must first be satisfied. The holders of class A common stock and class B common stock will be entitled to share in the remaining assets of Nextel on a pro rata basis. The holders of Nextel preferred stock will be entitled to a liquidation preference that accretes annually at a rate of 9.25%, compounded quarterly, through the mandatory redemption date of December 23, 2013. As of June 23, 2005, the then accreted liquidation preference of the preferred stock will be $459.6463 per share and as of September 23, 2005, it will be $470.2756 per share.

Sprint Nextel

In the event of the liquidation, dissolution or winding up of Sprint Nextel, the holders of series 1 common stock, series 2 common stock and non-voting common stock of Sprint Nextel will be entitled to share ratably in any remaining assets of Sprint Nextel after satisfaction of the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding. The holders of seventh series preferred stock of Sprint Nextel will have the same liquidation preferences as the holders of the seventh series preferred stock of Sprint and the holders of ninth series preferred stock of Sprint Nextel will have the same liquidation preference as holders of Nextel preferred stock, and the seventh series preferred stock and the ninth series preferred stock will rank on parity with each other.

Special Redemption Provisions

Sprint

The Sprint articles of incorporation permit the redemption of shares of Sprint series 1 FON stock and series 2 FON stock held by aliens, as such term is defined in the Communications Act, if necessary to comply with the foreign ownership limitations set forth in Section 310 of the Communications Act. The provisions permit Sprint series 1 FON stock and series 2 FON stock to be redeemed at a price equal to the fair market value of the shares, except that, in general, the redemption price in respect of shares purchased by any alien within one year of the redemption date would not, unless otherwise determined by the Sprint board of directors, exceed the purchase price paid for those shares by the alien.

Nextel

Nextel’s certificate of incorporation does not contain any special redemption provisions.

Sprint Nextel

The amended and restated articles of incorporation of Sprint Nextel will contain the same provisions regarding the special redemption provisions as those found in Sprint’s articles of incorporation which are described above.

Number, Election, Vacancy and Removal of Directors

Kansas and Delaware Corporation Law

Under the KGCL and the DGCL, a majority of the directors in office can fill any vacancy or newly created directorship. A director may be removed with or without cause by a majority of the shares entitled to vote at an election of the directors. However, both statutes provide that if the board is divided into classes, unless the articles or certificate of incorporation provide otherwise, a director may only be removed for cause.

Sprint

The number of directors may not be less than eight nor more than 20 as determined from time to time by the affirmative vote of a majority of the board of directors. The holders of voting securities of Sprint have the right to elect that number of directors equal to the excess of (1) the total number of directors over (2) the number of directors, if any, that the holders of preferred stock, voting separately by class or series, are entitled to elect under the articles of incorporation. Any vacancy on the board of directors (whether resulting from an increase in the total number of directors, the departure of one of the directors or otherwise) may be filled by the affirmative vote of a majority of the directors then in office or by a sole remaining director. The Sprint board of directors was previously divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of the directors and serving a three-year term. Each director elected at the 2004 annual meeting of stockholders was elected for a one-year term. Directors elected before that meeting continue to serve the remaining duration of their three-year term. Starting in 2006 each director will be elected annually. The holders of all classes and series of stock are entitled to vote in the election of directors with the number of votes specified above. Sprint stockholders are not entitled to cumulative voting rights in the election of directors.

Nextel

Subject to the rights of the holders of preferred stock to elect directors in certain circumstances, the authorized number of directors may be determined from time to time only by a vote of a majority of the whole board of directors. Subject to the rights of the holders of preferred stock to fill vacancies in the directors they elect, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. The Nextel board is divided into three classes consisting, as nearly as possible, of one-third of the total number of directors and serving a three-year term. The directors may be removed only for cause and only then upon the affirmative vote of the holders of a majority of the class A common stock (or, in the case of any directors elected by holders of preferred stock, the affirmative vote of the holders of a majority of such stock). Only the holders of class A common stock are entitled to vote in the election of directors, subject to the rights of holders of preferred stock to elect directors in certain circumstances. Nextel stockholders are not entitled to cumulative voting rights in the election of directors.

Sprint Nextel

The number of directors and the voting rights of stockholders for directors of Sprint Nextel are substantially identical to those of Sprint, as described above. Each director will be elected for a one-year term. Directors may be removed, with or without cause, upon the receipt of a majority of the votes entitled to be cast at an election of directors. Any vacancy on the board of directors (whether resulting from an increase in the total number of directors, the departure of one of the directors or otherwise) may be filled by the affirmative vote of a majority of the directors then in office or by a sole remaining director.

Amendments to Articles of Incorporation

Kansas and Delaware Corporation Law

Under the KGCC and the DGCL, an amendment to the articles or certificate of incorporation requires approval by both the board of directors and a majority of the votes entitled to be cast. Any proposed amendment to the articles of incorporation that would increase or decrease the authorized shares of a class of stock, increase or decrease the par value of the shares of a class of stock, or alter or change the powers, preferences or special rights of the shares of a class of stock requires approval of the holders of a majority of the outstanding shares of the affected class, voting as a separate class, in addition to the approval of a majority of the shares entitled to vote on that proposed amendment. If any proposed amendment would alter or change the powers, preferences or special rights of any series of a class of stock so as to affect them adversely, but does not affect the entire class, then only the shares of the series affected by the proposed amendment is considered a separate class for purposes of the immediately preceding sentence.

Sprint

Except for the special voting rights of preferred stock described above under “—Voting Rights,” Sprint’s articles of incorporation do not contain any special provisions regarding approval of amendments to the articles of incorporation.

Nextel

Except for the special voting rights of preferred stock and Nextel class B common stock described above under “—Voting Rights,” Nextel’s certificate of incorporation does not contain any special provisions regarding approval of amendments to its certificate of incorporation.

Sprint Nextel

Except for the special voting rights of preferred stock and non-voting common stock described above under “—Voting Rights,” the amended and restated articles of incorporation of Sprint Nextel will not contain any special provisions regarding approval of amendments to the articles of incorporation.

Amendments to Bylaws

Sprint

Sprint’s bylaws may be amended by the board of directors, subject to the power of the stockholders to amend the bylaws.

Nextel

Nextel’s bylaws may be amended by the board of directors or at a stockholder meeting by the vote of 80% of the shares entitled to vote at such meeting.

Sprint Nextel

The amended and restated bylaws of Sprint Nextel may be amended by the board of directors, subject to the power of the stockholders to amend the amended and restated bylaws. The amended and restated bylaws will provide that the Chairman of the Board will be a member of the board of directors and may be removed during the three-year period following the effective date of the amended and restated bylaws, which will be the date of the merger and which we refer to as the effective date, only upon an affirmative vote of more than two-thirds of the entire board of directors. The amended and restated bylaws also will provide that during the two-year period following the effective date, the Chairman of the Board is an officer, and removal of the Chairman of the Board as an officer of the corporation, or any modification of the duties or authority of the Chairman of the Board in his capacity as an officer of the corporation, will require the affirmative vote of more than two-thirds of the entire board of directors. The amended and restated bylaws will provide that the CEO and President will be a member of the board of directors and, during the four-year period following the effective date, the removal of the CEO and President, or any modification to the duties or authority of the CEO and President, will require the affirmative vote of more than two-thirds of the entire board of directors. The amended and restated bylaws will provide that the board of directors may only amend, alter or repeal, or adopt new bylaw provisions that conflict with, (1) any provision of the amended and restated bylaws that at the time requires the vote of more than two-thirds of the entire board of directors for action to be taken (such as the provisions described above), or (2) the amendment provision of the bylaws, if, in either case, a resolution is adopted by a vote of more than two-thirds of the entire board of directors.

Notice of Certain Stockholder Actions

Sprint

Sprint’s bylaws state that a stockholder may only nominate directors for election or present an action to be taken at an annual stockholder’s meeting if the stockholder gives advance notice not less than 120 days and not more than 150 days before the first anniversary of the preceding year’s annual meeting. In order for business to be conducted at a special meeting of stockholders, it must be either specified in the notice of meeting given by or at the direction of the Sprint board of directors or otherwise properly brought before the meeting by or at the direction of the Sprint board of directors.

Nextel

Nextel’s bylaws state that a stockholder may only nominate directors for election or present an action to be taken at an annual stockholder’s meeting if the stockholder gives advance written notice not less than 90 and not more than 120 days before the first anniversary of the preceding year’s annual meeting. In order for business to be conducted at a special meeting of stockholders, it must either be specified in the notice of the meeting or otherwise properly brought before the meeting by the presiding officer or by or at the direction of a majority of the whole board of directors.

Sprint Nextel

The amended and restated bylaws of Sprint Nextel will contain the same notice requirements for stockholder action and nominations to the board of directors as those set forth in Sprint’s bylaws described above.

Special Stockholder Meetings

Kansas and Delaware Corporation Law

Under the KGCC and the DGCL, a special meeting of a corporation’s stockholders may be called by the board or by any other person authorized by the corporation’s articles or certificate of incorporation or bylaws. All stockholders of record entitled to vote must receive notice of all stockholder meetings not less than 10 nor more than 60 days before the date of the stockholder meeting.

Sprint

A special meeting of the stockholders or the holders of any one or more classes of the capital stock of Sprint entitled to vote as a class or classes with respect to any matter, as required by law or as provided in Sprint’s articles of incorporation, may be called only by, and may be at any time and place determined by, the Chairman of the Board, the President or the board of directors.

Nextel

Special meetings of the stockholders, for any purpose or purposes, unless otherwise provided by statute or by Nextel’s certificate of incorporation, may be called only by the CEO and must be called by the CEO or Secretary at the request in writing of a majority of the board of directors.

Sprint Nextel

A special meeting of the stockholders or the holders of any one or more classes of the capital stock of Sprint Nextel entitled to vote as a class or classes with respect to any matter, as required by law or as provided in Sprint Nextel’s amended and restated articles of incorporation, may be called only by, and may be at any time and place determined by, the Chairman of the Board, the CEO and President or the board of directors.

Limitation of Personal Liability of Directors and Indemnification

Sprint

Sprint’s articles of incorporation provide that no Sprint director shall be personally liable to Sprint or its stockholders for monetary damages for breach of fiduciary duty by that director as a director. However, this limitation does not eliminate or limit the liability of a director to the extent provided by applicable law (1) for any breach of the director’s duty of loyalty to Sprint or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for violation of the KGCC regarding unlawful payment of dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit.

Sprint’s bylaws provide for indemnification of directors, officers or employees of Sprint, or any person serving at the request of Sprint as a director, officer or employee of another enterprise, against expenses, judgments, fines, and amounts paid in settlement, actually and reasonably incurred by them, with respect to any action, suit or proceeding by a third party if such director, officer, employee or person acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of Sprint, or the other enterprise, and with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Sprint’s bylaws also provide for indemnification of directors, officers or employees of Sprint, or any person serving at the request of Sprint as a director, officer or employee of another enterprise, against expenses, actually and reasonably incurred by them, with respect to any action, suit or proceeding by or in the right of Sprint if the standard of conduct described in the immediately preceding sentence is satisfied.

Nextel

Nextel’s certificate of incorporation provides that, to the full extent permitted by law, no Nextel director will be liable to Nextel or its stockholders for monetary damages for breach of fiduciary duty as a director. Each director or officer of Nextel, or a person that is or was serving at the request of Nextel as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by Nextel to the full extent permitted, authorized, or required by law.

Nextel’s bylaws provide for indemnification of these persons against expenses incurred in defending a civil or criminal action, suit or proceeding, except where Nextel, with the approval of the board of directors, brings a suit against that person alleging willful misappropriation of corporate assets, disclosure of confidential information in violation of fiduciary or contractual obligations or any other willful and deliberate breach in bad faith.

Sprint Nextel

The amended and restated articles of incorporation of Sprint Nextel will contain the same limitation on director liability as that found in Sprint’s articles of incorporation, which is described above. The amended and restated bylaws of Sprint Nextel contain the same indemnification rights as that found in Sprint’s bylaws, which are described above.

Mergers, Consolidations and Other Transactions

Kansas and Delaware Corporation Law

Under the KGCC and the DGCL, the board of directors and the holders of a majority of the shares entitled to vote must approve a merger, consolidation or sale of all or substantially all of a corporation’s assets. However, unless the corporation provides otherwise in its articles or certificate of incorporation, no stockholder vote of a constituent corporation surviving a merger is required if:

•	the merger agreement does not amend the constituent corporation’s articles or certificate of incorporation;

•	each share of stock of the constituent corporation outstanding before the merger is an identical outstanding or treasury share of the surviving corporation after the merger; and

•	either no shares of common stock of the surviving corporation are to be issued or delivered by way of the merger or, if common stock will be issued or delivered, it will not increase the number of outstanding shares of common stock immediately before the merger by more than 20%.

Sprint

Sprint’s articles of incorporation require that certain business combinations initiated by a beneficial owner of 10% or more of Sprint’s voting stock, together with its affiliates and associates (collectively an “interested stockholder”), must be approved by the holders of 80% of the outstanding voting stock, unless (1) approved by a majority of continuing directors, or (2) the consideration received by Sprint stockholders in the business combination is not less than the highest price per share paid by the interested stockholder for its shares. The types of business combinations covered by this provision include:

•	a merger or consolidation with an interested stockholder or its affiliate;

•	a sale or other disposition of assets with a fair market value of $1 million or more to or with an interested stockholder or its affiliate;

•	the issuance or transfer of securities of Sprint with an aggregate fair market value of $1 million or more to an interested stockholder or its affiliate;

•	the adoption of a plan or proposal for the liquidation or dissolution of Sprint proposed by an interested stockholder or its affiliate; or

•	a reclassification or recapitalization of Sprint or other transaction which has the effect of increasing the proportionate share of the equity securities of Sprint owned directly or indirectly by the interested stockholder or its affiliate.

In order to qualify as a continuing director, the director cannot be affiliated with the interested stockholder and must have been a director before the time the interested stockholder became an interested stockholder (or any successor director recommended by a majority of the continuing directors).

Nextel

Nextel’s certificate of incorporation does not contain any super-majority voting requirements governing mergers, consolidations, sales of substantially all of the assets, liquidations, reclassifications or recapitalizations.

Sprint Nextel

The amended and restated articles of incorporation of Sprint Nextel will contain the same provisions regarding stockholder approval of certain business combinations as those found in Sprint’s articles of incorporation, which are described above.

State Anti-takeover Statutes

Sprint

Business Combination Statute. Kansas law contains a “business combination” statute, which restricts “business combinations” between a domestic corporation and an “interested stockholder.” A “business combination” means one of various types of transactions, including mergers, that increases the proportionate voting power of the interested stockholder. An “interested stockholder” means any person, or its affiliate or associate, that owns or controls 15% or more of the outstanding shares of the corporation’s voting stock.

Under this statute, a domestic corporation may not engage in a business combination with an interested stockholder for a period of three years following the time the interested stockholder became an interested stockholder, unless:

•	before that time the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares held by specified employee stock ownership plans; or

•	at or after that time the business combination is approved by the board of directors and authorized at a stockholders’ meeting by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

The business combination restrictions of this statute do not apply if, among other things:

•	the holders of a majority of the corporation’s voting stock approve an amendment to its articles of incorporation or bylaws expressly electing not to be governed by the antitakeover provisions, which election will be effective 12 months after the amendment’s adoption and would not apply to any business combination with a person who was an interested stockholder at or before the time the amendment was approved; or

•	a stockholder becomes an interested stockholder “inadvertently” and as soon as possible thereafter divests itself of a sufficient number of shares so that such stockholder ceases to be an interested stockholder and would not, at any time within the three-year period immediately before a business combination between the corporation and such interested stockholder, have been an interested stockholder, but for the inadvertent acquisition.

Sprint has not opted out of the Kansas business combination statute.

Control Share Acquisition Statute. Kansas law also contains a “control share acquisition statute” which provides that any person or group must obtain stockholder approval before acquiring any shares of stock of a publicly traded Kansas corporation if, after the acquisition, that person would have a triggering level of voting power, beginning at 20%, as set forth in the statute. If the acquiring person fails to obtain such stockholder approval, the acquired shares lose their voting rights. These voting rights may be retained or restored only if the statutory disclosure requirements are met and upon the approval by both a majority of the outstanding voting stock and a majority of the outstanding voting stock excluding “interested shares.” “Interested shares” means all shares owned by the acquiring person or group, by the corporation’s directors who are also its employees, and by the corporation’s officers.

Sprint amended its bylaws to opt out of the control share acquisition statute.

Nextel

Nextel is subject to Section 203 of the DGCL, which under certain circumstances may make it more difficult for a person who would be an “Interested Shareholder” (defined generally as a person with 15% or more of a corporation’s outstanding voting stock) to effect a “Business Combination” (defined generally as mergers, consolidations and certain other transactions, including sales, leases or other dispositions of assets with an aggregate market value equal to 10% or more of the aggregate market value of the corporation) with the corporation for a three-year period. Under Section 203, a corporation may under certain circumstances avoid the restrictions imposed by Section 203. Moreover, a corporation’s certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. Neither Nextel’s certificate of incorporation nor its bylaws exclude the company from the restrictions imposed under Section 203.

Sprint Nextel

Sprint Nextel will continue to be covered by the Kansas business combination statute described above after the merger. Sprint Nextel will not be covered by the Kansas control share acquisition statute following the merger because its bylaws will include a provision opting out of that statute. However, it would be possible for the amended and restated bylaws or the amended and restated articles of incorporation of Sprint Nextel to be amended after the merger to opt into coverage under the Kansas control share acquisition statute.

Appraisal Rights

Sprint

Kansas law provides that a stockholder of a Kansas corporation is generally entitled to demand an appraisal and to obtain payment of the fair value of his or her shares in the event of certain mergers, except that, unless the articles of incorporation otherwise provide, this right to demand an appraisal does not apply to holders of shares of any class or series of stock, or depository receipts in respect thereof, which are either:

•	listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., which we refer to as the NASD, or

•	held of record by not less than 2,000 holders.

In addition, appraisal rights shall not apply to any of the shares of stock of the corporation surviving a merger if the merger did not require approval of the stockholders of that corporation.

Appraisal rights are available for holders of shares of any class or series of stock, or depository receipts in respect thereof, of a Kansas corporation if holders are required by the terms of the merger or consolidation agreement to accept in exchange for their stock or depository receipts, anything except:

•	stock, or stock and cash in lieu of fractional shares, of the corporation surviving or resulting from the merger or consolidation;

•	stock or stock and cash in lieu of fractional shares of any other corporation which, at the effective time of the merger or consolidation, will be listed on a national securities exchange, or designated as a national market system security on an interdealer quotation system by the NASD, or held of record by at least 2,000 holders; or

•	a combination of the above, or in the case of any reference to stock above, depository receipts in respect of such stock, or in the case of any reference to fractional shares above, fractional depository receipts in respect of such fractional shares.

Nextel

Section 262 of the DGCL, which is attached as Annex I to this joint proxy statement/prospectus, provides rights to seek appraisal of the fair value of shares in certain circumstances. These appraisal rights are described under “The Merger—Appraisal Rights” beginning on page 76.

Sprint Nextel

The appraisal rights of Sprint Nextel stockholders will be governed by the Kansas law on appraisal rights currently applicable to Sprint which are described above.

Rights Plan

Sprint

Sprint entered into a Second Amended and Restated Rights Agreement dated as of March 16, 2004 between Sprint and UMB Bank, N.A. The Sprint rights plan was designed to provide the Sprint board of directors with sufficient time, flexibility and negotiating leverage to adequately evaluate strategic alternatives in an orderly manner as well as to ensure equal and fair treatment of Sprint stockholders. Pursuant to the rights agreement, one-half of a right is attached to each share of FON common stock outstanding.

The rights become exercisable upon the earlier of ten business days after a person or group has acquired, or obtained the right to acquire, in a transaction not approved by the board of directors, 15% or more of the voting power of Sprint or ten business days after a person or group announces a tender or exchange offer for 15% or more of the voting power. The Sprint rights plan includes a “permitted offer” exception for a tender offer or exchange offer which meets certain criteria including the following:

•	the offer is for all outstanding shares of Sprint common stock; and

•	the offer has been determined to be fair to stockholders and otherwise in the best interests of Sprint and its stockholders by a majority of directors who are not officers of the company after receiving advice from an investment banking firm.

Once the rights become exercisable, all rights owned by the acquiring person, and the acquiring person’s affiliates and associates, will be null and void.

If the rights become exercisable as the result of a tender offer, unless redeemed by Sprint, each right will entitle the registered holder to purchase 1/1000th of a share of sixth series preferred stock at an exercise price of $275, subject to adjustment. Each share of sixth series preferred stock is entitled to a preferential quarterly dividend payment of the greater of $100 per share or 2,000 times the aggregate per share amount of all dividends declared per share of FON common stock. In the event of the liquidation of Sprint, the holders of shares of sixth series preferred stock will be entitled to a preferential liquidation payment of the greater of $1,000 per share, plus accrued dividends, or 2,000 times the aggregate amount to be distributed per share of FON common stock.

Once a person or group acquires 15% or more of the voting power, each right will entitle its holder to purchase, for the exercise price of the right, a number of shares of FON common stock having a market value equal to two times the exercise price of the right, unless the rights are earlier redeemed by Sprint. However, at the option of the Sprint board of directors, until such time as an acquiring stockholder owns 50% or more of the voting power, Sprint may exchange each right for two shares of FON common stock.

In addition, if Sprint is acquired in a merger or other business combination transaction after the rights become exercisable, each right will entitle its holder to purchase, for the exercise price of the right, a number of shares of the acquiring entity’s common stock having a market value equal to two times the exercise price of the right, unless the rights are earlier redeemed by Sprint.

Sprint may redeem the rights at a price of $0.01 per right, payable in cash or other consideration deemed appropriate by the Sprint board of directors, at any time before the close of business on the 10th business day after a person or group obtains 15% or more of the voting power of Sprint. The rights agreement and the rights may be amended in any respect by action of Sprint’s board of directors, and without the approval of the holders of the rights, at any time before the rights become non-redeemable, except that the redemption price cannot be changed. After the rights can no longer be redeemed, Sprint’s board of directors may not amend the rights agreement or the rights in any respect that would adversely affect the interests of the holders of rights without their approval. The rights expire on June 25, 2007, unless extended or earlier redeemed.

The Sprint rights agreement includes a provision under which the Nominating and Corporate Governance Committee of the Sprint board of directors is required to review the rights agreement periodically in order to consider whether the maintenance of the rights agreement continues to be in the best interests of Sprint and its stockholders. The Committee must undertake this review at least every three years. The Nominating and Corporate Governance Committee Charter includes a similar requirement that also specifies that the review period is every three years.

Nextel

Nextel does not have a rights plan in place as of the date of this joint proxy statement/prospectus.

Sprint Nextel

The rights agreement of Sprint will remain in effect upon completion of the merger. However, the rights agreement is expected to be amended immediately before completion of the merger to take into account the Sprint Nextel amended and restated articles of incorporation, including the changes in the capital structure of Sprint Nextel.

Restriction on Purchase of Equity Securities from Large Holders

Sprint

If the beneficial owner of 5% or more of a class of Sprint’s equity securities has held any of the securities for less than two years, the Sprint articles of incorporation prohibit Sprint from purchasing equity securities of the same class as the securities held for less than two years from the 5% security holder at a premium over market price unless the company obtains the approval of the holders of a majority of the voting power of the company’s outstanding capital stock, excluding the shares held by the 5% security holder.

The approval of stockholders is not required in connection with:

•	any purchase or other acquisition of securities made as part of a tender or exchange offer to purchase securities of the same class on the same terms to all holders of those equity securities; or

•	any purchase, redemption, conversion or other acquisition by the company of series 2 FON stock from a holder of that stock pursuant to the provisions of the Sprint articles of incorporation.

Nextel

Nextel’s certificate of incorporation does not limit the right to repurchase shares from persons owning more than a specified percentage of its outstanding equity securities.

Sprint Nextel

The Sprint Nextel amended and restated articles of incorporation will include the same type of provision as that found in Sprint’s articles of incorporation and described above, which will limit the ability of Sprint Nextel to repurchase shares of its equity securities from the beneficial owner of 5% or more of a class of such securities, except that non-voting common stock and preferred stock may be purchased from any holder regardless of the percentage of the outstanding shares of the class held by that holder.

LEGAL MATTERS

The validity of the Sprint series 1 common stock, non-voting common stock and ninth series preferred stock will be passed upon for Sprint by Stinson Morrison Hecker LLP, special Kansas counsel for Sprint. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Sprint by its tax counsel, Cravath, Swaine & Moore LLP, and for Nextel by its tax counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP.

EXPERTS

The consolidated financial statements and financial statement schedule of Sprint as of and for the year ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and financial statement schedule of Sprint as of December 31, 2003 and for the years ended December 31, 2003 and 2002 included in Sprint’s annual report on Form 10-K/A for the year ended December 31, 2004 have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated by reference herein. The consolidated financial statements and financial statement schedule are incorporated herein by reference in reliance on Ernst & Young’s report given on their authority as experts in accounting and auditing.

The consolidated financial statements, the related financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting of Nextel Communications, Inc. and subsidiaries incorporated in this joint proxy statement/prospectus by reference from Nextel’s annual report on Form 10-K, as amended, for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which report on the consolidated financial statements and related financial statement schedules expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of the provisions of Emerging Issues Task Force Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, in 2003 and the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

As previously reported, on October 14, 2003, Sprint’s Audit Committee determined that Ernst & Young would be replaced by KPMG as the independent registered public accounting firm for Sprint for the year ending December 31, 2004. This action effectively dismissed Ernst & Young as Sprint’s independent auditor for the year ending December 31, 2004; however, Ernst & Young continued as Sprint’s independent auditor for the audit of Sprint’s consolidated financial statements as of December 31, 2003 and the fiscal year then ended until the filing date of Sprint’s 2003 annual report on Form 10-K. On December 1, 2003, KPMG was engaged as Sprint’s independent registered public accounting firm for the year ending December 31, 2004.

Ernst & Young’s reports on Sprint’s consolidated financial statements as of December 31, 2003 and 2002 and for each of the two fiscal years in the period ended December 31, 2003 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended December 31, 2002 and 2003 and thereafter through the filing date of Sprint’s 2003 annual report on Form 10-K, there were no disagreements between Sprint and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference to the matter in their report. None of the “reportable events” described in Item 304(a)(1)(v) of Regulation S-K of the SEC have occurred during the fiscal years ended December 31, 2002 or 2003 or through the filing date of Sprint’s 2003 annual report on Form 10-K.

During the fiscal years ended December 31, 2001 and 2002 and thereafter until the date Sprint engaged KPMG, neither Sprint nor anyone acting on its behalf consulted KPMG regarding (1) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Sprint’s consolidated financial statements or (2) any matter that was either the subject of a disagreement with Ernst & Young on accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference to the matter in their report, or a “reportable event” as described in Item 304(a)(1)(v) of Regulation S-K of the SEC.

FUTURE STOCKHOLDER PROPOSALS

Sprint

Sprint’s bylaws provide that the annual meeting of stockholders is to be held on the third Tuesday in April of each year unless the board of directors sets a different date. In 2006, the third Tuesday falls on April 18.

Sprint anticipates mailing its proxy materials for next year’s annual meeting on or about March 15, 2006. Based on that schedule, the deadline for submitting stockholder proposals to be included in the proxy statement for that meeting is November 15, 2005. If you intend to submit a proposal, it must be received by Sprint’s Corporate Secretary at 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, no later than that date.

If you intend to submit a matter for consideration at next year’s meeting, other than by submitting a proposal to be included in Sprint’s proxy statement, you must give timely notice according to Sprint’s bylaws. Those bylaws provide that, to be timely, your notice must be received by Sprint’s Corporate Secretary at 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, between December     , 2005 and January     , 2006. For each matter you intend to bring before the meeting, your notice must include a brief description of the business you wish to be considered, the reasons for conducting that business at the meeting, and any material interest you have in that business. The notice must also include your name, address, and the class and number of shares of Sprint stock that you own.

Nextel

Proposals by Nextel’s stockholders intended to be presented at the 2006 annual meeting must be forwarded in writing and received at Nextel’s principal executive office at 2001 Edmund Halley Drive, Reston, Virginia 20191 no later than January     , 2006, directed to the attention of Nextel’s Corporate Secretary, for consideration for inclusion in Nextel’s proxy statement for that annual meeting. Moreover, with respect to any proposal by a Nextel stockholder not seeking to have a proposal included in Nextel’s proxy statement but seeking to have a proposal considered at the 2006 annual meeting, if that stockholder fails to notify Nextel’s Corporate Secretary in the manner set forth above no later than April     , 2006, then the persons who are appointed as proxies may exercise their discretionary voting authority with respect to that proposal, if the proposal is considered at the 2006 meeting, even if Nextel’s stockholders have not been advised of the proposal in the proxy statement for the 2006 annual meeting. Any proposals submitted by Nextel’s stockholders must comply in all respects with the rules and regulations of the SEC then in effect and the provisions of Nextel’s certificate of incorporation and bylaws and Delaware law. In the event the merger has been completed in 2005, Nextel will not hold an annual meeting in 2006.

WHERE YOU CAN FIND MORE INFORMATION

Sprint and Nextel file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including Sprint and Nextel, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this joint proxy statement/prospectus.

Sprint’s SEC filings are also available at the office of the NYSE. For further information on obtaining copies of Sprint’s public filings at the NYSE, you should call 212-656-5060.

Sprint has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Sprint series 1 common stock, non-voting common stock and ninth series preferred stock to be issued to Nextel stockholders in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about the series 1 common stock, non-voting common stock and preferred stock of Sprint and Sprint Nextel, respectively. The rules and regulations of the SEC allow Sprint and Nextel to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Sprint and Nextel to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Sprint and Nextel have previously filed with the SEC. They contain important information about the companies and their financial condition.

Sprint SEC Filings

•	Annual report on Form 10-K/A for the fiscal year ended December 31, 2004 filed on April 29, 2005;

•	Quarterly report on Form 10-Q for the quarter ended March 31, 2005 filed on May 9, 2005;

•	Current reports on Form 8-K filed on January 21, 2005, February 14, 2005, February 17, 2005, March 15, 2005, April 21, 2005 (of the two current reports on Form 8-K filed on April 21, 2005, only the filing made under Item 1.01 is incorporated herein by reference) and May 20, 2005, and two current reports on Form 8-K/A filed on April 19, 2005;

•	Amendment No. 7 to Form 8-A registering FON common stock, series 1 under the Exchange Act, filed on April 12, 2004; and

•	Amendment No. 5 to Form 8-A registering rights under the Exchange Act, filed on April 12, 2004.

Nextel SEC Filings

•	Annual report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2004 filed on March 15, 2005 and April 29, 2005, respectively;

•	Quarterly report on Form 10-Q for the quarter ended March 31, 2005 filed on May 10, 2005; and

•	Current reports on Form 8-K filed on January 11, 2005, February 3, 2005, February 11, 2005, February 17, 2005 (other than the information furnished pursuant to Item 2.02), February 23, 2005, March 2, 2005, March 15, 2005, April 5, 2005 and April 28, 2005 (other than the information furnished pursuant to Item 2.02).

In addition, Sprint and Nextel incorporate by reference any future filings they make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and before the date of the Sprint annual meeting and the Nextel annual meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the other documents listed above from the SEC, through the SEC’s web site at the address described above, or from Sprint and Nextel by requesting them in writing or by telephone from the appropriate company at the following addresses:

Sprint Corporation	Nextel Communications, Inc.
6200 Sprint Parkway	2001 Edmund Halley Drive
Overland Park, Kansas 66251	Reston, Virginia 20191
Mailstop: KSOPHF0102-1B322	Attn: Investor Relations
Attn: Investor Relations	Telephone: (703) 433-4300
Telephone: (800) 259-3755, Option 1

These documents are available from Sprint or Nextel, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part. You can also find information about Sprint and Nextel at their Internet websites at www.sprint.com/sprint/ir and www.nextel.com, respectively. Information contained on these websites does not constitute part of this joint proxy statement/prospectus.

You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from D.F. King & Co., Inc., Sprint’s proxy solicitor, or Georgeson Shareholder Communications, Inc., Nextel’s proxy solicitor, at the following addresses and telephone numbers:

D.F. King & Co., Inc.
48 Wall Street	17 State Street
New York, New York 10005	New York, New York 10004
Bankers and brokers call (212) 269-5550 (collect)	(212) 440-9800 (collect)
Others call (800) 578-5378 (toll-free)	(877) 278-9673 (toll-free)

If you are a stockholder of Sprint or Nextel and would like to request documents, please do so by                     , 2005 to receive them before the Sprint annual meeting and by                     , 2005 to receive them before the Nextel annual meeting. If you request any documents from Sprint or Nextel, Sprint or Nextel will mail them to you by first class mail, or another equally prompt means, within one business day after Sprint or Nextel, as the case may be, receives your request.

This document is a prospectus of Sprint and is a joint proxy statement of Sprint and Nextel for the Sprint annual meeting and the Nextel annual meeting. Neither Sprint nor Nextel has authorized anyone to give any information or make any representation about the merger or Sprint or Nextel that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that Sprint or Nextel has incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Annex A

Composite Copy

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of December 15, 2004, by and among Sprint Corporation, a Kansas corporation (“Sprint”), Nextel Communications, Inc., a Delaware corporation (“Nextel”), and S-N Merger Corp., a Delaware corporation wholly owned by Sprint (“Merger Sub”), as amended by the First Amendment to the Agreement and Plan of Merger.

RECITALS

A. The Boards of Directors of Sprint, Merger Sub and Nextel have determined that it is in the best interests of their respective companies and their stockholders to enter into a business combination pursuant to the terms and subject to the conditions set forth herein, and have approved this Agreement and the Merger (as defined below);

B. This Agreement contemplates (1) the merger of Nextel with and into Merger Sub (the “Merger”), and (2) the conversion of the capital stock of Nextel into the right to receive capital stock of Sprint;

C. Sprint and Nextel intend, promptly after the Effective Time (as defined in Section 1.2), to separate the incumbent local exchange carrier business (the “ILEC Business”) of the Resulting Company (as defined in Section 1.1) from the other businesses of the Resulting Company pursuant to a spin-off of the entity or entities engaged in the ILEC Business to stockholders of Sprint, post-Merger, pursuant to Section 5.1(b) and in a manner that qualifies for the Intended Tax Treatment (as defined in Section 6.1(c)) (such transaction, the “ILEC Separation”);

D. For federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

E. It is intended that Sprint will be treated as the acquiring entity for accounting purposes; and

F. The parties desire to make certain representations, warranties and agreements in connection with the Merger and the ILEC Separation and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, the parties agree as follows:

ARTICLE I THE MERGER

1.1 The Merger. (a) Subject to the terms and conditions of this Agreement, in accordance with the General Corporation Law of Delaware (the “DGCL”), at the Effective Time, Nextel will merge with and into Merger Sub. Following the Effective Time, the separate corporate existence of Nextel will cease, and Merger Sub will continue as the surviving company (the “Surviving Company” and, together with Sprint and their respective Subsidiaries (as defined in Section 3.2(c)), the “Resulting Company”) in the Merger and will succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Nextel in accordance with the DGCL.

(b) In connection with the Merger, Sprint will reserve, prior to the Merger and after approval by the stockholders of Sprint of the Charter Amendment (as defined in Section 3.3), a sufficient number of shares of Sprint Series 1 FON common stock, which will be redesignated Sprint Series 1 common stock pursuant to the Charter Amendment (the “Sprint Series 1 Common Stock”), Sprint non-voting common stock (the “Sprint Non-Voting Common Stock”) and Sprint ninth series preferred stock (the “Sprint Mirror Preferred Stock”) to permit the issuance of shares of (i) Sprint Series 1 Common Stock to the holders of Class A common stock of Nextel (the “Nextel Class A Common Stock”), (ii) Sprint Non-Voting Common Stock to the holder(s) of Class B non-voting common stock of Nextel (the “Nextel Class B Common Stock” and, collectively with the Nextel Class A Common Stock, the “Nextel Common Stock”), and (iii) Sprint Mirror Preferred Stock to the holders of Series B Zero Coupon Convertible Preferred Stock due 2013 of Nextel (collectively with the Zero Coupon Convertible Preferred Stock due 2013 of Nextel, the “Nextel Preferred Stock” and, collectively with the Nextel Common Stock, the “Nextel Capital Stock”), in each case issued and outstanding immediately prior to the Effective Time in accordance with the terms of this Agreement.

1.2 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date (as defined in Section 9.1), (a) the parties will file with the Delaware Secretary of State a Certificate of Merger (the “Certificate of Merger”) with respect to the Merger, duly executed and completed in accordance with the relevant provisions of the DGCL, and will make all other filings or recordings required under the DGCL to effect the Merger. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Delaware Secretary of State, or at such subsequent date or time as Sprint and Nextel may agree and specify in the Certificate of Merger (the time that is the effective time of the Merger being hereinafter referred to as the “Effective Time”).

1.3 Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth in DGCL Section 259.

1.4 Conversion of Nextel Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Nextel or the holder of any of the following securities:

(a) Subject to Sections 1.4(e), 2.3 and 2.4, each share of Nextel Class A Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive (i) 1.28 shares (the “Exchange Ratio”) of Sprint Series 1 Common Stock (together with the associated preferred share purchase rights (“Sprint Stockholder Rights”) attached thereto issued pursuant to the Second Amended and Restated Rights Agreement, dated as of March 16, 2004, as further amended (the “Sprint Rights Agreement”), between Sprint and UMB Bank, N.A., as rights agent) and (ii) an amount in cash equal to 0.02 (the “Cash Ratio”) multiplied by the average of the per share closing sales price of shares of Sprint Series 1 Common Stock on The New York Stock Exchange (“NYSE”) Composite Transactions Reporting System (as reported in The Wall Street Journal (Northeast Edition)) during the 20 trading day period on the NYSE ending on (and including) the Closing Date (the “Per Share Cash Amount”); provided that both the Exchange Ratio and the Per Share Cash Amount with respect to shares of Nextel Capital Stock described in Section 1.4(a) and 1.4(b) will be proportionally adjusted as of the Effective Time in accordance with Section 1.4(f) so that, subject to the Cash Limit (defined below), the sum of the Exchange Ratio and the Cash Ratio will be 1.3.

(b) Subject to Sections 1.4(e), 2.3 and 2.4, each share of Nextel Class B Common Stock issued and outstanding immediately prior the Effective Time will be converted into the right to receive (i) a number of shares of Sprint Non-Voting Common Stock calculated using the Exchange Ratio (together with the associated Sprint Stockholder Rights attached thereto issued pursuant to the Sprint Rights Agreement) and (ii) an amount equal to the Per Share Cash Amount.

(c) Subject to Section 1.4(e) and 2.4, each share of Nextel Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted into one share of Sprint Mirror Preferred Stock having substantially the same terms as the share of Nextel Preferred Stock so converted. The shares of Sprint Series 1 Common Stock, Sprint Non-Voting Common Stock, Sprint Mirror Preferred Stock and the aggregate Per Share Cash Amounts to be issued or paid to holders of Nextel Capital Stock pursuant to this Agreement, together with any cash in lieu of fractional shares pursuant to Section 2.3, are referred to herein as the “Merger Consideration.”

(d) All of the shares of Nextel Capital Stock converted into the right to receive the Merger Consideration pursuant to this Section 1.4 will no longer be outstanding, will automatically be canceled and retired and will cease to exist as of the Effective Time, and (i) each certificate previously representing any such shares of Nextel Common Stock (each, a “Certificate”) will thereafter represent only the right to receive (A) the number of shares of Sprint Series 1 Common Stock or Sprint Non-Voting Common Stock and the aggregate Per Share Cash Amounts into which such Nextel Common Stock has been converted pursuant to Section 1.4(a) or (b), as applicable, and (B) cash in lieu of fractional shares pursuant to Section 2.3 and (ii) each certificate previously representing any such shares of Nextel Preferred Stock will not be exchanged and will thereafter represent the number of shares of Sprint Mirror Preferred Stock into which such Nextel Preferred Stock has been converted pursuant to Section 1.4(c). Certificates previously representing shares of Nextel Common Stock will be exchanged for certificates representing whole shares of Sprint Series 1 Common Stock or Sprint Non-Voting Common Stock and the aggregate Per Share Cash Amounts and any other cash in lieu of fractional shares issued in consideration therefor, in accordance with this Article I, upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the number of outstanding shares of any class or series of Nextel Common Stock or Sprint Series 1 Common Stock has been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment will be made to the Merger Consideration.

(e) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Nextel Capital Stock that are owned by Sprint or Nextel or any of their respective Subsidiaries will be canceled and retired and will cease to exist, and no stock of Sprint and no other consideration will be delivered in exchange therefor.

(f) Both the Exchange Ratio and the Per Share Cash Amount with respect to shares of Nextel Capital Stock described in Section 1.4(a) and Section 1.4(b) will be adjusted as of the Effective Time in accordance with clause (i) and clause (ii) hereof (the “Exchange Ratio Adjustment”) so that holders of Nextel capital stock receive in the Merger, in the aggregate, capital stock of Sprint representing the maximum amount: (i) that does not exceed 49.9% of the total combined voting power of all classes of Sprint capital stock (which shall mean one vote per share with respect to the Sprint Series 1 Common Stock, 10% of one vote per share with respect to the Sprint Series 2 Common Stock, zero votes per share with respect to the Sprint Non-Voting Common Stock, and, in the case of each share of Sprint Seventh Series preferred stock, the aggregate voting power of the shares of Sprint Series 1 Common Stock or Sprint Series 2 Common Stock, as the case may be, into which such share of Sprint Seventh Series preferred stock is convertible immediately following the Effective Time, and, in the case of each share of Sprint Mirror Preferred Stock, the aggregate voting power of the shares of Sprint Series 1 Common Stock into which such share of Sprint Mirror Preferred Stock is convertible immediately following the Effective Time) issued and outstanding (which shall exclude, for avoidance of doubt, any Sprint capital stock held by Sprint in treasury or by any consolidated subsidiary of Sprint and any shares of Sprint capital stock issuable pursuant to any options, derivatives, convertible instruments (other than the Sprint Mirror Preferred Stock to the extent provided above) or other equity-linked securities) immediately following the Effective Time; and (ii) that permits Sprint and Nextel (after consultation with outside counsel) each to confirm that, notwithstanding the issuance of Sprint capital stock in the Merger, Section 355(e) of the Code (substituting 49.9% for 50% whenever applicable in such Section) will not apply to the ILEC Separation, taking into account any applicable regulation, ruling, pronouncement or other administrative guidance from the Internal Revenue Service or the U.S. Treasury. Each of Sprint and Nextel shall base the confirmation contemplated by clause (ii) of the preceding sentence on all the facts and circumstances existing at the Effective Time (including facts and circumstances relating to periods after the Effective Time that may arise from facts and circumstances existing at the Effective Time (“Post-Merger Facts”)), including (A) the number and voting rights of the shares of Sprint and Nextel capital stock actually outstanding, for U.S. federal income tax purposes, immediately prior to the Effective Time (excluding shares of Sprint capital stock held by or on behalf of Sprint or any of the Sprint Subsidiaries, including pursuant to a “rabbi trust” arrangement), (B) any restrictions on the transfer, conversion or voting of shares of capital stock of Sprint or Nextel pursuant to the terms of those shares or by contract, in effect at the Effective Time, (C) any change in Law or official or unofficial administrative guidance from the Internal Revenue Service or the U.S. Treasury, (D) overlapping ownership of Sprint and Nextel as determined in accordance with Section 355(e)(3)(A)(iv) of the Code, but only to the extent actually established (based on satisfactory documentation) as of the Effective Time or otherwise permitted to be taken into account under an applicable IRS letter ruling or as mutually determined by the parties, and (E) any change in a material relevant fact (including either party’s knowledge of preexisting relevant facts), or a new relevant fact, occurring prior to the Effective Time; provided, however, that, except with the consent of Nextel, such confirmation by Sprint shall not take into account Post-Merger Facts that are not determinable at the Effective Time, to the extent that taking such Post-Merger Facts into account would cause the aggregate Per Share Cash Amounts payable by Sprint pursuant to this Article I to exceed the Cash Limit (as defined below). Sprint and Nextel agree that they will cooperate to cause a preliminary calculation of the Exchange Ratio Adjustment to be prepared at a date that is anticipated to be 30 days prior to the Effective Time, as reasonably agreed by the parties, and will, thereafter, cooperate to cause such calculation to be updated frequently to reflect the expected calculation of the Exchange Ratio Adjustment at the Effective Time.

(g) Notwithstanding anything in this Agreement to the contrary, the aggregate Per Share Cash Amounts payable by Sprint pursuant to this Article I will not exceed $2,800,000,000 (the “Cash Limit”). Subject to the final sentence of this Section 1.4(g), if, absent this Section 1.4(g), the aggregate Per Share Cash Amounts payable by Sprint pursuant to this Article I would exceed the Cash Limit, the Per Share Cash Amount will be decreased to the extent necessary so that the aggregate Per Share Cash Amounts payable under this Article I do not exceed the Cash Limit. In such event, the Exchange Ratio will nevertheless be adjusted as provided in this Section 1.4, without regard to this Section 1.4(g). Notwithstanding the foregoing, if as a result of Section 1.4(f)(ii)(C) the Per Share Cash Amount that would otherwise be determined pursuant to Section 1.4(f) would be decreased pursuant to this Section 1.4(g), then the Exchange Ratio will equal 1.3 and the Per Share Cash Amount will equal zero, and the parties will not be obligated to pursue the ILEC Separation.

(h) As used in this Agreement, the term “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

1.5 Nextel Options; Other Nextel Stock-Based Awards. (a) As soon as practicable following the date of this Agreement, Nextel will take such actions so that the Nextel Board (as defined in Section 4.3) or, if appropriate, any committee thereof administering the equity-based compensation plans identified on Section 4.11(a) of the Nextel Disclosure Schedule (the “Nextel Stock Plans”) adopts such resolutions and takes such other actions (including obtaining any required consents) as may be required to provide that each option to purchase shares of Nextel Common Stock (a “Nextel Stock Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into an option to purchase a number of shares of Sprint Series 1 Common Stock equal to the number of shares of Nextel Common Stock subject to such Nextel Stock Option multiplied by the Option Exchange Ratio (as defined below) (rounded down to the nearest whole share), at an exercise price per share of Sprint Series 1 Common Stock equal to the exercise price per share of Nextel Common Stock under such Nextel Stock Option divided by the Option Exchange Ratio (rounded up to the nearest whole cent), and otherwise having the same terms and conditions as were applicable under such Nextel Stock Option immediately prior to the Effective Time (each, a “Nextel Rollover Option”). For purposes of this Agreement, the term “Option Exchange Ratio” means 1.3.

(b) (i) Upon written notice from Sprint at least 30 days prior to the Effective Time, Nextel will take such actions so that the committee of the Nextel Board administering the Nextel Associate Stock Purchase Plan (the “Nextel SPP”) adopts such resolutions and takes such other actions as may be required to (i) cause the purchase period in effect under the Nextel SPP on the day prior to the Effective Time to end on such day

(the “Nextel SPP Exercise Day”), and to cause all then outstanding rights thereunder to acquire Nextel Class A Common Stock to be exercised for the purchase of shares of Nextel Class A Common Stock on the Nextel SPP Exercise Day pursuant to the terms of the Nextel SPP, (ii) ensure that the shares of Nextel Class A Common Stock so purchased are treated in accordance with Section 1.4 in the same manner as other outstanding shares of Nextel Class A Common Stock issued and outstanding immediately prior to the Effective Time, and (iii) terminate the Nextel SPP at the Effective Time. Any funds contributed to the Nextel SPP that have not been used to purchase shares of Nextel Class A Common Stock as described in the preceding sentence will be returned, in cash, to participants in the Nextel SPP as soon as administratively feasible after such termination, in accordance with Section 5(c) thereof. In connection with the foregoing, Sprint will take such actions so that the Sprint Board (as defined in Section 3.3) or, if appropriate, the committee thereof administering the Sprint Employee Stock Purchase Plan (the “Sprint SPP”) adopts such resolutions and takes such other actions as may be required to cause Nextel employees to be eligible to participate in and contribute to the Sprint SPP immediately following the Effective Time, with the same rights and privileges thereunder as Sprint employees; and Nextel will take all actions reasonably requested by Sprint to distribute participation elections and related materials for the Sprint SPP to eligible Nextel employees, to collect completed elections and other materials from such employees, and timely deliver such completed elections and other materials to Sprint, in each case, as soon as reasonably practicable prior to the Effective Time.

(ii) Notwithstanding the foregoing, in the event that Sprint does not give the notice described in Section 1.5(b)(i) and until the Sprint employees who were Nextel employees immediately prior to the Effective Time are eligible to participate in the Sprint SPP on the same basis as other similarly situated Sprint employees, Nextel will continue the Nextel SPP in effect on and after the Effective Time upon the same terms and conditions as were applicable immediately prior to the Effective Time, except that (A) any options granted prior to the Effective Time will be converted at the Effective Time into options to purchase shares of Sprint Series 1 Common Stock, which conversion will be effected by Sprint in a manner that satisfies the requirements of Section 424 of the Code, and (B) any options granted on or after the Effective Time will be options to purchase shares of Sprint Series 1 Common Stock. In such event, Nextel will timely distribute such materials regarding Sprint Series 1 Common Stock to participants in the Nextel SPP as reasonably requested by Sprint. In connection with the foregoing, Sprint will take such actions so that the Sprint Board or, if appropriate, the committee thereof administering the Sprint SPP adopts such resolutions and takes such other actions as may be required to cause the Nextel SPP to be so continued in effect.

(c) Nextel will take all actions necessary to ensure that all restrictions and limitations on vesting, transfer and exercise and all risks of forfeiture and rights of repurchase with respect to Nextel Stock Options and shares of Nextel Common Stock and other compensatory awards denominated in shares of Nextel Class A Common Stock subject to a risk of forfeiture to, or right of repurchase by, Nextel (a “Nextel Stock-Based Award”), to the extent not already lapsed as of the date hereof, will remain in full force and effect with respect to such Nextel Stock Options and Nextel Stock-Based Awards after giving effect to the Merger and their conversion into Nextel Rollover Options, shares of Sprint Series 1 Common Stock and awards denominated in Sprint Series 1 Common Stock, except to the extent required by the terms of such Nextel Stock Options and Nextel Stock-Based Awards (or pursuant to any Nextel Benefit Plan (as defined in Section 4.11(a)) as in effect on the date hereof; provided, however, that the payment of cash in lieu of fractional shares of Sprint Series 1 Common Stock pursuant to Section 2.3(b) will not constitute a violation of this Section 1.5(c).

(d) Each Nextel Stock-Based Award outstanding at the Effective Time that entitles the holder thereof to the deferred delivery of shares of, or grant of stock options on, Nextel Class A Common Stock (a “Nextel Deferred Share Award”), and with respect to which any applicable vesting or deferral period has not lapsed or terminated, or grant of stock options has not been made, at or before the Effective Time, will be converted at the Effective Time into an award (a “Sprint Deferred Share Award”) that entitles the holder thereof to the deferred delivery or grant of a number of shares of Sprint Series 1 Common Stock, or stock options thereon, equal to the product of (i) the number of shares of Nextel Class A Common Stock to which such Nextel Deferred Share Award was subject immediately prior to the Effective Time multiplied by (ii) the Option Exchange Ratio. Each Sprint Deferred Share Award will otherwise have the same terms and conditions as were applicable under such Nextel Deferred Share Award immediately prior to the Effective Time. Nextel will take such actions so that the committee of the Nextel Board administering the Nextel Amended and Restated Incentive Equity Plan adopts such resolutions and takes such other actions as may be necessary to ensure that (i) any Nextel Deferred Share Awards required to be awarded or vested pursuant to any employment agreement set forth on Section 4.11 of the Nextel Disclosure Schedule be so awarded and vested in accordance with the terms of such agreement and (ii) any shares of Nextel Class A Common Stock that have been or are required to be delivered at or before the Effective Time in respect of any Nextel Deferred Share Award pursuant to its terms (including on account of acceleration of vesting or payment as a result of the Merger) are so delivered and are treated in accordance with Section 1.4 in the same manner as other outstanding shares of Nextel Class A Common Stock issued and outstanding immediately prior to the Effective Time.

(e) Sprint will use reasonable best efforts to prepare and file with the Securities and Exchange Commission (the “SEC”), and cause to be effective prior to or at the Effective Time, a registration statement on Form S-8 (or another appropriate form) registering under the Nextel Stock Plans all shares of Sprint Series 1 Common Stock subject to the Nextel Rollover Options, the Sprint Deferred Share Awards and other Nextel Stock-Based Awards which survive the Effective Time and become denominated in the form of Sprint Series 1 Common Stock. Such registration statement will be kept effective (and the current status of the prospectus or prospectuses required thereby will be maintained) as long as any Nextel Rollover Options, Sprint Deferred Share Awards or such other Nextel Stock-Based Awards remain outstanding.

1.6 Conversion of Common Stock of Merger Sub. Each issued and outstanding share of common stock of Merger Sub will be converted into one fully paid and nonassessable share of common stock of the Surviving Company.

1.7 Certificate of Incorporation and Bylaws of the Surviving Company. At the Effective Time, the Certificate of Incorporation and Bylaws of Merger Sub, each attached hereto as Exhibit A, will be the Certificate of Incorporation and Bylaws, respectively, of the Surviving Company until thereafter amended in accordance with applicable Law (as defined in Section 3.13(a)).

1.8 Directors and Officers of the Surviving Company. The directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Company until the next annual meeting (or the earlier of their resignation or removal) and until their respective successors are duly elected and qualified, as the case may be. The officers of Merger Sub immediately prior to the Effective Time will be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

1.9 Tax Consequences. It is intended that (i) the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and (iii) Sprint, Nextel and Merger Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

1.10 Articles of Incorporation of Sprint. At the Effective Time, the Amended and Restated Articles of Incorporation of Sprint will be as set forth on Exhibit B until thereafter amended in accordance with applicable Law.

1.11 Bylaws of Sprint. At the Effective Time, the Bylaws of Sprint will be as set forth on Exhibit C until thereafter amended in accordance with applicable Law.

1.12 Directors and Certain Executive Officers of Sprint; Certain Other Matters. Immediately following the Effective Time, the members of the Board of Directors of Sprint and each Committee of the Board of Directors of Sprint will be determined as set forth on Exhibit D and will serve until the earlier of their resignation or removal and until their respective successors are duly elected and qualified, as the case may be. Immediately following the Effective Time, the individuals set forth on Exhibit D will have the positions at Sprint as set forth therein, until the earlier of their resignation or removal and until their respective successors are duly elected and qualified, as the case may be. In addition, certain other matters with respect to the Resulting Company at the Effective Time are set forth on Exhibit D.

ARTICLE II EXCHANGE OF SHARES

2.1 Sprint to Make Shares Available. (a) At or prior to the Effective Time, Sprint will deposit, or will cause to be deposited, with a bank or trust company selected by Nextel and Sprint (the “Exchange Agent”), for the benefit of the holders of Certificates and the exchange in accordance with this Article II, certificates representing the shares of Sprint Series 1 Common Stock and Sprint Non-Voting Common Stock and cash sufficient to make cash payments in respect of the aggregate Per Share Cash Amounts and cash in lieu of any fractional shares (such cash and certificates for shares of Sprint Series 1 Common Stock and Sprint Non-Voting Common Stock, together with any dividends or distributions with respect thereto, being referred to as the “Exchange Fund”) to be issued pursuant to Section 1.4 and paid pursuant to Section 2.3 in exchange for outstanding shares of Nextel Common Stock.

(b) The Exchange Agent will invest all cash included in the Exchange Fund as directed by Sprint on a daily basis, provided that no such investment or losses will affect the Per Share Cash Amounts payable to holders of shares of Nextel Common Stock or cash in lieu of fractional interests. Any interest and other income resulting from such investments will be paid to Sprint.

2.2 Exchange of Shares. (a) As soon as practicable after the Effective Time, the Exchange Agent will mail to each holder of record of one or more Certificates a letter of transmittal in customary form as reasonably agreed to by the parties (which will specify, among other things, that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the shares of Sprint Series 1 Common Stock or Sprint Non-Voting Common Stock, as applicable, Per Share Cash Amounts and any cash in lieu of fractional shares into which the shares of Nextel Common Stock represented by such Certificate or Certificates have been converted pursuant to this Agreement. Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or Certificates will be entitled to receive in exchange therefor, as applicable, (i) certificate(s) representing the number of whole shares of Sprint Series 1 Common Stock or Sprint Non-Voting Common Stock, as applicable, to which such holder of Nextel Common Stock has become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of the aggregate Per Share Cash Amounts such holder has the right to receive in respect of such holders’ Certificates, any cash in lieu of fractional shares of Sprint Series 1 Common Stock or Sprint Non-Voting Common Stock that such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of this Article II and any dividends or distributions then payable pursuant to Section 2.2(b)(i), and the Certificate or Certificates so surrendered will forthwith be canceled. No interest will be paid or accrued on any Per Share Cash Amount, any cash in lieu of fractional shares or any unpaid dividends and distributions payable to holders of Certificates.

(b) No dividends or other distributions declared with respect to Sprint Series 1 Common Stock or Sprint Non-Voting Common Stock will be paid to the holder of any unsurrendered Certificate until the holder thereof surrenders such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof will be entitled to receive (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid, without any interest thereon, with respect to the whole shares of Sprint Series 1 Common Stock or Sprint Non-Voting Common Stock represented by such Certificate and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender, with respect to shares of Sprint Series 1 Common Stock or Sprint Non-Voting Common Stock represented by such Certificate.

(c) If any certificate representing shares of Sprint Series 1 Common Stock or Sprint Non-Voting Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it will be a condition to the issuance thereof that the Certificate or Certificates so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes (as defined in Section 3.10(e)) required by reason of the issuance of a certificate representing shares of Sprint Series 1 Common Stock or Sprint Non-Voting Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or will establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there will be no transfers on the stock transfer books of Nextel of the shares of Nextel Capital Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Nextel Capital Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing shares of Nextel Common Stock are presented for transfer to the Exchange Agent, they will be canceled and exchanged for Merger Consideration as provided in this Article II.

(e) Any portion of the Exchange Fund that remains unclaimed by the former stockholders of Nextel as of the first anniversary of the Effective Time will be delivered to Sprint. Any former stockholders of Nextel who have not theretofore complied with this Article II will thereafter look only to Sprint for payment of the Merger Consideration and any unpaid dividends and distributions on the Sprint Series 1 Common Stock or Sprint Non-Voting Common Stock deliverable in respect of each share of Nextel Common Stock that such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Nextel, Sprint, the Surviving Company, the Exchange Agent or any other Person will be liable to any former holder of shares of Nextel Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f) In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Sprint, the posting by such Person of a bond in such amount as Sprint may determine is necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends and distributions deliverable in respect thereof pursuant to this Agreement.

2.3 Fractional Shares. (a) No certificates representing fractional shares of Sprint capital stock will be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Sprint.

(b) Notwithstanding any other provision of this Agreement, each holder of shares of Nextel Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Sprint Series 1 Common Stock or Sprint Non-Voting Common Stock (after taking into account all Certificates delivered by such holder) will receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional share of Sprint Series 1 Common Stock or Sprint Non-Voting Common Stock multiplied by (ii) the per share closing price on the Closing Date of Sprint Series 1 Common Stock on the NYSE Composite Transactions Reporting System, as reported in The Wall Street Journal (Northeast Edition).

2.4 Appraisal Rights/Dissenting Shares. (a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, any shares of Nextel Capital Stock outstanding immediately prior to the Effective Time that are held by a stockholder who has neither voted in favor of the Merger nor consented thereto in writing and who has demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Nextel Dissenting Shares”) will not be converted into, or represent the right to receive, the Merger Consideration. Such stockholders will be entitled to receive payment of the appraised value of Nextel Dissenting Shares held by them in accordance with the provisions of such Section 262, except that all Nextel Dissenting Shares held by stockholders who have failed to perfect or who effectively have withdrawn or lost their rights to appraisal of such Nextel Dissenting Shares under such Section 262 will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration and any unpaid dividends and distributions, without any interest thereon, in the manner provided in Sections 1.4 and 2.3. Notwithstanding anything to the contrary contained in this Section 2.4, if the Merger is rescinded or abandoned, then the right of any stockholder to be paid the fair value of such stockholder’s Nextel Dissenting Shares pursuant to Section 262 of the DGCL will cease.

(b) Nextel will give Sprint prompt notice and copies of any demands for appraisal received by Nextel, withdrawals of such demands, and any other instruments served or sent pursuant to the DGCL and received by Nextel. Nextel will not, except with the prior written consent of Sprint (which will not be unreasonably withheld), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands or agree to do any of the foregoing.

2.5 Withholding Taxes. Each of the parties and the Exchange Agent will be entitled to deduct and withhold from amounts otherwise payable under this Article II any amounts that it is required to deduct and withhold with respect to such payments under any provision of Tax Law. Any amounts so deducted and withheld will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III REPRESENTATIONS AND WARRANTIES OF

SPRINT AND MERGER SUB

Except as disclosed in (x) a publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed since January 1, 2004 by Sprint with the SEC pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (collectively, the “Sprint SEC Reports”), and prior to the close of business on December 8, 2004 (the “Measurement Date”), but excluding any risk factor disclosure contained in any such Sprint SEC Report under the heading “Risk Factors” or “Forward-Looking Information,” or (y) the disclosure letter (the “Sprint Disclosure Schedule”) delivered by Sprint to Nextel prior to the execution of this Agreement (which letter sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Sprint Disclosure Schedule relates; provided, however, that any information set forth in one section of the Sprint Disclosure Schedule will be deemed to apply to each other Section or subsection of this Agreement to which its relevance is reasonably apparent; provided, further, that, notwithstanding anything in this Agreement to the contrary, the inclusion of an item in such schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect (as defined in Section 3.1) on Sprint), Sprint and Merger Sub jointly and severally represent and warrant to Nextel as follows:

3.1 Corporate Organization. (a) Sprint is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas. Sprint has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Nextel or Sprint, as the case may be, any change, effect, event, occurrence or state of facts that has had or would be reasonably expected to have a material adverse effect on (i) the business, results of operations or financial condition of such party and its Subsidiaries, taken as a whole (provided, however, that with respect to this clause (i), Material Adverse Effect will be deemed not to include effects to the extent resulting from (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or the accounting rules and regulations of the SEC, (B) changes in or relating to the United States economy or United States financial, credit or securities markets in general, or (C) changes in or relating to the industries in which such party operates or the markets for any of such party’s products or services in general, which changes in the case of clauses (B) and (C) do not affect such party to a materially disproportionate degree relative to other entities operating in such markets or industries or serving such markets) or (ii) the ability of such party to consummate the transactions contemplated by this Agreement in the manner contemplated hereby.

(b) True and complete copies of the Restated Articles of Incorporation of Sprint, as amended through, and as in effect as of, the date of this Agreement (the “Sprint Charter”), and the Amended and Restated Bylaws of Sprint, as amended through, and as in effect as of, the date of this Agreement (the “Sprint Bylaws”), have previously been made available to Nextel.

(c) Each Sprint Subsidiary (as defined in Section 3.2(c)) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except for such variances from the matters set forth in any of clauses (i), (ii) or (iii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint.

3.2 Capitalization. (a) As of the date of this Agreement, the authorized Sprint capital stock consists of (i) 2,500,000,000 shares of Sprint Series 1 Common Stock, of which, as of the Measurement Date, 1,387,261,637 shares were issued and outstanding, (ii) 500,000,000 shares of Sprint Series 2 FON common stock (“Sprint Series 2 Common Stock” and, collectively with the Sprint Series 1 Common Stock, the “Sprint Common Stock”), of which, as of the Measurement Date, 85,745,926 shares were issued and outstanding, (iii) 3,000,000,000 shares of Series 1 PCS common stock, of which, as of the Measurement Date, zero shares were issued and outstanding, (iv) 1,000,000,000 shares of Series 2 PCS common stock, of which, as of the Measurement Date, zero shares were issued and outstanding, and (v) 20,000,000 shares of Sprint preferred stock, of which, as of the Measurement Date, 246,766 shares of Sprint Seventh Series preferred stock (the “Sprint Preferred Stock” and, collectively with the Sprint Common Stock, the “Sprint Capital Stock”) were issued and outstanding, of which 185,040 shares were convertible into Sprint Series 1 Common Stock and 61,726 shares were convertible into Sprint Series 2 Common Stock. As of the Measurement Date, no more than 2,000 shares of Sprint’s capital stock were held in Sprint’s treasury. As of the Measurement Date, no shares of Sprint’s capital stock were reserved for issuance except for (i) 255,395,481 shares of Sprint Common Stock reserved for issuance pursuant to the Sprint Retirement Savings Plans or upon the exercise of options to purchase shares of Sprint Common Stock (each, a “Sprint Stock Option”) or for other awards based on Sprint Common Stock (each, a “Sprint Stock-Based Award”) issued or issuable pursuant to the equity-based compensation plans identified on Section 3.11(a) of the Sprint Disclosure Schedule (the “Sprint Stock Plans”), (ii) 2,125,000 shares of Sprint Sixth Series preferred stock reserved for issuance pursuant to the Sprint Rights Agreement, (iii) 2,327,028 shares of Sprint Series 1 Common Stock reserved for issuance pursuant to Sprint’s Automatic Dividend Reinvestment Plan, (iv) 6,018,226 shares of Sprint Series 1 Common Stock and 2,007,571 shares of Sprint Series 2 Common Stock reserved for issuance upon conversion of shares of Sprint Preferred Stock and (v) 87,753,497 shares of Sprint Series 1 Common Stock reserved for issuance upon conversion of shares of Sprint Series 2 Common Stock (including shares of Sprint

Series 2 Common Stock reserved for issuance upon conversion of shares of Sprint Preferred Stock). All of the issued and outstanding shares of Sprint Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as set forth above or in the last sentence of this Section 3.2(a), or pursuant to this Agreement, the Sprint Automatic Dividend Reinvestment Plan, the Registration Rights Agreement, dated as of November 23, 1998, by and among Sprint, TCI Telephony Services, Inc., Cox Communications, Inc. and Comcast Corporation, the Sprint Stock Plans, the Sprint Retirement Savings Plans and the Sprint Rights Agreement, there are no outstanding shares of capital stock or other voting securities of Sprint, and Sprint does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, preemptive rights, redemption obligations or agreements of any character calling for the purchase, issuance or registration of any shares of Sprint’s capital stock or any other equity securities of Sprint or any securities representing the right to purchase or otherwise receive any shares of Sprint’s capital stock. Sprint has provided Nextel with a list of (i) the aggregate number of outstanding Sprint Stock Options as of the Measurement Date, the exercise prices for such Sprint Stock Options and the Sprint Stock Plans under which such Sprint Stock Options were issued and (ii) the aggregate number of all Sprint Stock-Based Awards outstanding as of the Measurement Date, the type of such awards and the Sprint Stock Plans under which such Sprint Stock-Based Awards were issued. From and after the Measurement Date through the date hereof, Sprint has not issued or awarded any Sprint Capital Stock, Sprint Stock Options or Sprint Stock-Based Awards (other than upon the exercise or satisfaction of Sprint Stock Options or Sprint Stock-Based Awards or the conversion of convertible securities, in each case outstanding as of the Measurement Date, or pursuant to the Sprint Automatic Dividend Reinvestment Plan or the Sprint Retirement Savings Plans).

(b) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Sprint having the right to vote on any matters on which stockholders may vote (“Sprint Voting Debt”) are issued or outstanding.

(c) All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the SEC) of Sprint are owned by Sprint, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances, other than for Taxes that are not yet due (“Liens”), and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity ownership interest (other than restrictions under applicable securities Laws), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such significant subsidiary is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such significant subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such significant subsidiary. Except for the capital stock or other equity ownership interests of the Sprint Subsidiaries, as of the date of this Agreement, Sprint does not beneficially own directly or indirectly any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person that constitutes a Substantial Investment. As used in this Agreement, (i) “Subsidiary,” when used with respect to either party, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, (x) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (y) a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, and the terms “Sprint Subsidiary” and “Nextel Subsidiary” will mean any direct or indirect Subsidiary of Sprint or Nextel, respectively, and (ii) “Substantial Investment,” when used with respect to either party, means a stock or other equity investment having a fair market value or book value in excess of $100 million, directly or indirectly, in any Person.

3.3 Authority; No Violation. (a) Sprint has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Sprint (the “Sprint Board”). The Sprint Board has determined that this Agreement and the transactions contemplated hereby are in the best interests of Sprint and its stockholders, has resolved to recommend that holders of Sprint Common Stock and Sprint Preferred Stock vote in favor of (i) the amendment of the Sprint Charter to increase the number of authorized shares of Sprint Series 1 Common Stock (the “Sprint Common Stock Amendment”), (ii) the amendment of the Sprint Charter to create a class of Sprint Non-Voting Common Stock and designate a series of Sprint Mirror Preferred Stock (such amendments, together with the Sprint Common Stock Amendment and such other amendments, including to change Sprint’s name, as are necessary to amend and restate the Sprint Charter as reflected in Exhibit B hereto, the “Charter Amendment”), and (iii) the authorization of the issuance of Sprint Series 1 Common Stock, Sprint Non-Voting Common Stock and Sprint Mirror Preferred Stock pursuant to this Agreement under Rule 312.03 of the NYSE (the “NYSE Stock Issuance”), and has directed that the Charter Amendment and the NYSE Stock Issuance be submitted to Sprint’s stockholders for adoption and approval at a duly held meeting of such stockholders (the “Sprint Stockholders Meeting”), and, except for (1) the adoption of the Sprint Common Stock Amendment by the affirmative vote of a majority of the total voting power of the outstanding shares of Sprint Common Stock entitled to vote at the Sprint Stockholders Meeting or any adjournment or postponement thereof (for purposes of the vote contemplated by this clause (1), holders of shares of Sprint Series 2 Common Stock having one full vote for each share thereof), (2) the adoption of the Charter Amendment by the affirmative vote of a majority of the total voting power of the outstanding shares of Sprint Common Stock and Sprint Preferred Stock entitled to vote at the Sprint Stockholders Meeting or any adjournment or postponement thereof, voting together as a single class, and (3) the approval of the NYSE Stock Issuance by the affirmative vote of a majority of the total votes cast by the holders of Sprint Common Stock and Sprint Preferred Stock at the Sprint Stockholders Meeting or any adjournment or postponement thereof, voting together as a single class (together, the “Sprint Stockholder Approval”), and except for the adoption of this Agreement by Sprint as the sole stockholder of Merger Sub, no other corporate proceedings on the part of Sprint or vote by the holders of any class or series of Sprint Capital Stock are necessary to approve and consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Sprint and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of Sprint, enforceable against Sprint in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Neither the execution and delivery of this Agreement by Sprint and Merger Sub nor the consummation by Sprint and Merger Sub of the transactions contemplated hereby, nor compliance by Sprint and Merger Sub with any of the terms or provisions of this Agreement, will (i) assuming that the Sprint Stockholder Approval is obtained, violate any provision of the Sprint Charter or the Sprint Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) or any statute, code, ordinance, rule, regulation, judgment, order, writ or decree applicable to Sprint, any of the Sprint Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Sprint or any of the Sprint Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Sprint or any of the Sprint Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii), for such violations, conflicts, breaches, defaults, terminations, rights of termination or cancellation, accelerations or Liens that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint.

3.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Federal Communications Commission (the “FCC”) under the Communications Act of 1934, as amended (the “Communications Act”), and approval of such applications and notices, (ii) the filing with the SEC of a Joint Proxy Statement in definitive form relating to the Sprint Stockholders Meeting and the Nextel Stockholders Meeting (the “Joint Proxy Statement”) and of a registration statement on Form S-4 (the “Form S-4”) in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, (iii) such consents, approvals, filings and registrations as are required to be obtained from or made with the SEC in connection with the ILEC Separation, (iv) the filing of the Certificate of Merger with the Delaware Secretary of State pursuant to the DGCL, (v) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Sprint capital stock pursuant to this Agreement, (vii) the Sprint Stockholder Approval and Nextel Stockholder Approval, (viii) such filings and approvals as are required to be made or obtained with or from any state public service or public utility commissions or similar state regulatory bodies in connection with the consummation of the Merger and the other transactions contemplated by this Agreement or the ILEC Separation, (ix) such filings and approvals as are required to be made or obtained under any foreign antitrust, competition or similar Laws in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, and (x) the consents or approvals listed in Section 3.4 of the Sprint Disclosure Schedule, no consents or approvals of or filings or registrations with any federal, state, local or foreign government, court of competent jurisdiction, administrative agency, commission or other governmental authority or instrumentality (each, a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Sprint and Merger Sub of this Agreement and (B) the consummation of the Merger and the other transactions contemplated by this Agreement or the ILEC Separation.

3.5 Reports. Sprint and each of the Sprint Subsidiaries have timely filed all reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2003 with (i) the FCC, (ii) the SEC, (iii) any state or other federal regulatory authority (other than any taxing authority, which is covered by Section 3.10) and (iv) any foreign regulatory authority (other than any taxing authority, which is covered by Section 3.10) (collectively, “Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees and assessments, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint. No Sprint SEC Report, as of the date of such Sprint SEC Report, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date. Since January 1, 2003, as of their respective dates, all Sprint SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations thereunder with respect thereto.

3.6 Financial Statements. Sprint has previously made available to Nextel copies of (i) the consolidated balance sheet of Sprint and the Sprint Subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, comprehensive income (loss), cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2003, as reported in Sprint’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003, including any amendments thereto filed with the SEC prior to the Measurement Date (collectively, the “Sprint 2003 10-K”), filed with the SEC under the Exchange Act, accompanied by the audit report of Ernst & Young LLP, the independent registered public accounting firm with respect to Sprint for such periods (such balance sheets and statements, the “Audited Sprint Financial Statements”), and (ii) the unaudited consolidated balance sheet of Sprint and the Sprint Subsidiaries as of September 30, 2004 and the related consolidated statements of operations, comprehensive income (loss), cash flows and shareholders’ equity for the nine-month periods ended September 30, 2003 and 2004, as reported in

Sprint’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, including any amendments thereto filed with the SEC prior to the Measurement Date (collectively, the “Sprint 10-Q”) (such balance sheets and statements, the “Unaudited Sprint Financial Statements” and, together with the Audited Sprint Financial Statements, the “Sprint Financial Statements”). The consolidated balance sheets of Sprint (including the related notes, where applicable) included in the Sprint Financial Statements fairly present in all material respects the consolidated financial position of Sprint and the Sprint Subsidiaries as of the dates thereof, and the other financial statements included in the Sprint Financial Statements (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations and changes in stockholders’ equity and cash flows of Sprint and the Sprint Subsidiaries for the respective fiscal periods therein set forth, subject in the case of the Unaudited Sprint Financial Statements to normal year-end audit adjustments that are immaterial in nature and in amounts consistent with past experience; each of such statements (including the related notes, where applicable) complies in all material respects with the published rules and regulations of the SEC with respect thereto; and each of the Sprint Financial Statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. To the knowledge of Sprint, there is no applicable accounting rule, consensus or pronouncement that has been adopted by the SEC, the Financial Accounting Standards Board, the Emerging Issues Task Force or any similar body but is not in effect as of the date of this Agreement that, if implemented, would reasonably be expected to have a Material Adverse Effect on Sprint.

3.7 Brokers’ Fees. None of Sprint, any Sprint Subsidiary or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Citigroup Global Markets Inc. and Lehman Brothers Inc., which firms Sprint retained pursuant to engagement letters.

3.8 Absence of Certain Changes or Events. (a) Since September 30, 2004, no event or events have occurred that have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Sprint.

(b) From September 30, 2004, through the date hereof, Sprint and the Sprint Subsidiaries have carried on their respective businesses in all material respects in the ordinary course and have not taken any action or failed to take any action that would have resulted in a breach of Section 5.2 had such section been in effect since September 30, 2004.

3.9 Legal Proceedings. (a) None of Sprint or any of the Sprint Subsidiaries is a party to any, and there are no pending or, to the knowledge of Sprint, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations or reviews of any nature against Sprint or any of the Sprint Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint.

(b) There is no Injunction, judgment, or regulatory restriction imposed upon Sprint, any of the Sprint Subsidiaries or the assets of Sprint or any of the Sprint Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint.

3.10 Taxes and Tax Returns. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint: (i) Sprint and the Sprint Subsidiaries have timely filed all Tax Returns required to be filed by them on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and have paid all Taxes required to be paid by them other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings; (ii) there are no Liens for Taxes on any assets of Sprint or the Sprint Subsidiaries; (iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against Sprint or any of the Sprint Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings; (iv) Sprint and the Sprint Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid; and (v) neither Sprint nor any of the Sprint Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Sprint and the Sprint Subsidiaries).

(b) Within the past five years, neither Sprint nor any of the Sprint Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(c) Neither Sprint nor any of the Sprint Subsidiaries has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state law). To the knowledge of Sprint, Sprint has disclosed to Nextel all “reportable transactions” within the meaning of Treasury Regulation Section 1.6011-4(b) (or a similar provision of state law) to which it or any of the Sprint Subsidiaries has been a party.

(d) No disallowance of a deduction under Section 162(m) or 280G of the Code for any amount paid or payable by Sprint or any of the Sprint Subsidiaries as employee compensation, whether under any contract, plan, program or arrangement, understanding or otherwise, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint.

(e) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), and the term “Tax Return” means any return, filing, report, questionnaire, information statement or other document required to be filed, including any amendments that may be filed, for any taxable period with any taxing authority (whether or not a payment is required to be made with respect to such filing).

3.11 Employees. (a) As of the date of this Agreement, the Sprint Disclosure Schedule sets forth a true and complete list of each material benefit or compensation plan, program, fund, contract, arrangement or agreement, including any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, golden parachute, retention, salary continuation, change of control, retirement, pension, profit sharing or fringe benefit plan, program, fund, contract, arrangement or agreement of any kind (whether written or oral, tax-qualified or non-tax qualified, funded or unfunded, foreign or domestic, active, frozen or terminated) and any related trust, insurance contract, escrow account or similar funding arrangement, that is maintained or contributed to by Sprint or any Sprint Subsidiary (or required to be maintained or contributed to by Sprint or any Sprint Subsidiary) for the benefit of current or former directors, officers or employees of, or consultants to, Sprint and the Sprint Subsidiaries or with respect to which Sprint or the Sprint Subsidiaries may, directly or indirectly, have any liability, as of the date of this Agreement (the “Sprint Benefit Plans”).

(b) Sprint has heretofore made available to Nextel true and complete copies of (i) each written Sprint Benefit Plan, (ii) the actuarial report for each Sprint Benefit Plan (if applicable) for each of the last three years, (iii) the most recent determination letter from the Internal Revenue Service (“IRS”) (if applicable) for each Sprint Benefit Plan, (iv) the current summary plan description of each Sprint Benefit Plan that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (v) a copy of the description of each Sprint Benefit Plan not subject to ERISA that is currently provided to participants in such plan, (vi) a summary of the material terms of each unwritten Sprint Benefit Plan, and (vii) the annual report for each Sprint Benefit Plan (if applicable) for each of the last three years.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint, (i) each of the Sprint Benefit Plans has been operated and administered in compliance with its terms and applicable Law, including ERISA and the Code, (ii) each of the Sprint

Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Sprint Benefit Plan, and each such plan has a favorable determination letter from the IRS to the effect that it is so qualified or the applicable remedial amendment period has not expired and, if the letter for such plan is not current, such plan is the subject of a timely request for a current favorable determination letter or the applicable remedial amendment period has not expired, (iii) with respect to each Sprint Benefit Plan that is subject to Title IV of ERISA, the present value (as defined under Section 3(27) of ERISA) of accumulated benefit obligations under such Sprint Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Sprint Benefit Plan’s actuary with respect to such Sprint Benefit Plan, did not, as of its latest valuation date, exceed the then current value (as defined under Section 3(26) of ERISA) of the assets of such Sprint Benefit Plan allocable to such accrued benefits, (iv) no Sprint Benefit Plan that is an employee welfare benefit plan (including any plan described in Section 3(1) of ERISA) (a “Welfare Plan”) provides benefits coverage, including death or medical benefits coverage (whether or not insured), with respect to current or former employees or directors of Sprint or the Sprint Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law, (B) benefits the full cost of which is borne by such current or former employee or director (or his or her beneficiary), (C) coverage through the last day of the calendar month in which retirement or other termination of service occurs, or (D) medical expense reimbursement accounts, (v) no liability under Title IV of ERISA has been incurred by Sprint, the Sprint Subsidiaries or any trade or business, whether or not incorporated, all of which together with Sprint would be deemed a “single employer” within the meaning of Section 414(b), 414(c) or 414(m) of the Code or Section 4001(b) of ERISA (a “Sprint ERISA Affiliate”), that has not been satisfied in full, and no condition exists that presents a material risk to Sprint, the Sprint Subsidiaries or any Sprint ERISA Affiliate of incurring a liability thereunder, (vi) no Sprint Benefit Plan is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), (vii) none of Sprint or the Sprint Subsidiaries or, to the knowledge of Sprint, any other Person, including any fiduciary, has engaged in a transaction in connection with which Sprint, the Sprint Subsidiaries or any Sprint Benefit Plan would reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code, (viii) to the knowledge of Sprint, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Sprint Benefit Plans or any trusts, insurance contracts, escrow accounts or similar funding arrangements related thereto, (ix) all contributions or other amounts required to be paid by Sprint or the Sprint Subsidiaries as of the Effective Time with respect to each Sprint Benefit Plan in respect of current or former plan years have been paid in accordance with Section 412 of the Code or accrued in accordance with GAAP (as applicable) and (x) since December 31, 2003, no Sprint Benefit Plan has been amended or modified in any material respect or adopted or terminated.

(d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event) (i) result in any payment or benefit (including severance, retention, stay-put, change in control, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), tax gross-up, forgiveness of indebtedness or otherwise) becoming due to any director, officer or employee of, or any consultant to, Sprint or any of the Sprint Subsidiaries from Sprint or any of the Sprint Subsidiaries under any Sprint Benefit Plan or otherwise, (ii) increase any amounts or benefits otherwise payable or due to any such Person under any Sprint Benefit Plan or otherwise, or (iii) result in any acceleration of the time of payment or vesting of, or any requirement to fund or secure, any such amounts or benefits (including any Sprint Stock Option or Sprint Stock-Based Award) or result in any breach of or default under any Sprint Benefit Plan.

(e) Except with respect to employees of the ILEC Business, none of the employees of Sprint and the Sprint Subsidiaries are represented by any labor union or similar organization with respect to their employment by Sprint and the Sprint Subsidiaries. Since January 1, 2003, neither Sprint nor any of the

Sprint Subsidiaries has experienced any labor strike, work slowdown or stoppage or other material labor dispute and there is no such strike, slowdown, stoppage or dispute actually pending or, to the knowledge of Sprint, threatened against or affecting Sprint or any of the Sprint Subsidiaries.

3.12 Internal Controls. Sprint and the Sprint Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Sprint (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Sprint in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Sprint’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to Sprint’s auditors and the audit committee of the Sprint Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Sprint’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Sprint’s internal controls over financial reporting.

3.13 Compliance with Laws; Licenses. (a) The businesses of each of Sprint and the Sprint Subsidiaries have been conducted in compliance with all federal, state, local or foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees, arbitration awards, agency requirements, licenses and permits of all Governmental Entities (each, a “Law” and collectively, “Laws”), except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint. Sprint and the Sprint Subsidiaries each has all governmental permits, licenses, franchises, variances, exemptions, orders issued or granted by a Governmental Entity and all other authorizations, consents, certificates of public convenience and/or necessity and approvals issued or granted by a Governmental Entity (collectively, “Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint (the “Sprint Material Licenses”).

(b) The term “Sprint Licenses” means all Sprint Material Licenses and, to the extent not otherwise Sprint Material Licenses, all Licenses issued or granted to Sprint or any of the Sprint Subsidiaries by the FCC, and all arrangements pursuant to which Sprint or a Sprint Subsidiary leases radio spectrum from a third party holding a License granted or issued by the FCC (“Sprint FCC Licenses”), all Licenses issued or granted to Sprint or any of the Sprint Subsidiaries by a Governmental Entity of any state of the United States regulating telecommunications businesses and all Licenses issued or granted to Sprint or any of the Sprint Subsidiaries by foreign Governmental Entities regulating telecommunications businesses. Each of Sprint and the Sprint Subsidiaries is in compliance with (x) its obligations under each of the Sprint Licenses and (y) the rules and regulations of the Governmental Entity issuing such Sprint Licenses, except, in either case, for such failures to be in compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint. There is no pending or, to the knowledge of Sprint, threatened by or before the FCC, the Federal Aviation Administration (the “FAA”) or any other Governmental Entity proceeding, notice of violation, order of forfeiture or complaint or investigation against Sprint or any of the Sprint Subsidiaries relating to any of the Sprint Licenses, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint. The FCC actions granting all Sprint FCC Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is no pending or, to the knowledge of Sprint, threatened, application, petition, objection or other pleading with the FCC, the FAA or any other Governmental Entity that challenges or questions the validity of or any rights of the holder under any Sprint FCC License, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint, Sprint or one of the Sprint Subsidiaries is the exclusive, authorized, legal holder of each Sprint FCC License necessary to conduct its business as presently conducted, free and clear of all encumbrances except for encumbrances listed on the face of such License or generally applicable to all similarly situated companies. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint, the Sprint FCC Licenses are valid and in full force and effect without condition, except for conditions listed on the face of such Licenses or generally applicable to all similarly situated companies. All reports and other documents related to the Sprint FCC Licenses required to be filed by Sprint or the Sprint Subsidiaries with any Governmental Entity are correct, except where the failure to be correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint.

3.14 Certain Contracts. (a) Neither Sprint nor any of the Sprint Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” (as such term is defined in Item 601(b)(10) of SEC Regulation S-K) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Sprint SEC Reports filed prior to the date hereof, (ii) that materially restricts the conduct of any material line of business by Sprint or upon consummation of the Merger will materially restrict the ability of the Resulting Company to engage in any line of business material to Sprint or, to the knowledge of Sprint, Nextel, or (iii) with or to a labor union or guild (including any collective bargaining agreement), other than, in the case of this clause (iii), with respect to employees of the ILEC Business. Each contract, arrangement, commitment or understanding of the type described in clauses (i), (ii) and (iii) of this Section 3.14(a) (including with respect to employees of the ILEC Business), whether or not set forth in the Sprint Disclosure Schedule, is referred to as a “Sprint Contract,” and neither Sprint nor any of the Sprint Subsidiaries knows of, or has received notice of, any violation of any Sprint Contract by any of the other parties thereto that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint.

(b) With such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint, (i) each Sprint Contract is valid and binding on Sprint or the applicable Sprint Subsidiary, as applicable, and is in full force and effect, (ii) Sprint and each of the Sprint Subsidiaries has performed all obligations required to be performed by it to date under each Sprint Contract, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Sprint or any of the Sprint Subsidiaries under any such Sprint Contract.

3.15 Agreements with Regulatory Agencies. Neither Sprint nor any of the Sprint Subsidiaries is subject to any material cease-and-desist or other material order or enforcement action issued by, or is a party to any material written agreement, consent agreement or memorandum of understanding with, or is a party to any material commitment letter or similar undertaking to, or is subject to any material order or directive by, or has been ordered to pay any material civil money penalty by, any Regulatory Agency or other Governmental Entity (other than a taxing authority, which is covered by Section 3.10), other than those of general application that apply to similarly situated telecommunications companies or their Subsidiaries (each item in this sentence, whether or not set forth in the Sprint Disclosure Schedule, a “Sprint Regulatory Agreement”), nor has Sprint or any of the Sprint Subsidiaries been advised in writing since January 1, 2003 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Sprint Regulatory Agreement.

3.16 Undisclosed Liabilities. Except for those liabilities that are reflected or reserved against on Sprint’s consolidated balance sheet or disclosed in the notes to the Unaudited Sprint Financial Statements, in each case included in the Sprint 10-Q, and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2004, since such date, neither Sprint nor any of the Sprint Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet loans, financings, indebtedness, make-whole or similar liabilities or obligations) that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint.

3.17 Environmental Liability. There are no pending or, to the knowledge of Sprint, threatened legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities, or governmental investigations, requests for information or notices of violation of any nature seeking to impose, or that are reasonably likely to result in the imposition, on Sprint or any of the Sprint Subsidiaries, of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation, permit or ordinance including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), which liability or obligation would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint. To the knowledge of Sprint, there is no reasonable basis for any such proceeding, claim, action, investigation or remediation that would impose any liability or obligation that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint. Neither Sprint nor any of the Sprint Subsidiaries is subject to any agreement, order, judgment, decree, directive or Lien by or with any Governmental Entity or third party with respect to any environmental liability or obligation that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint.

3.18 State Takeover Laws; Sprint Rights Agreement. (a) The Sprint Board has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions Sections 17-1286 through 17-1298 and 17-12,100 through 17-12,104 of the General Corporation Code of Kansas, and, to the knowledge of Sprint, there are no other similar “takeover” or “interested stockholder” law applicable to the transactions contemplated by this Agreement (any such laws, “Takeover Statutes”).

(b) Sprint has taken all action, if any, necessary or appropriate so that the execution of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the ability of any Person to exercise any Rights (as defined in the Sprint Rights Agreement) under the Sprint Rights Agreement or enable or require any Rights to separate from the shares of Sprint Common Stock to which they are attached or to be triggered or become exercisable. As of the date of this Agreement, no “Distribution Date” or “Stock Acquisition Date” (as such terms are defined in the Sprint Rights Agreement) has occurred.

3.19 Reorganization. As of the date of this Agreement, Sprint is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.20 Opinions. Prior to the execution of this Agreement, Sprint has received an opinion from each of Citigroup Global Markets Inc. and Lehman Brothers Inc., copies of which have been or will promptly be provided to Nextel, to the effect that as of the date thereof and based upon and subject to the matters set forth therein the Merger Consideration to be paid by Sprint to holders of Nextel Common Stock is fair to Sprint from a financial point of view. Such opinions have not been amended or rescinded as of the date of this Agreement.

3.21 Sprint Information. The information relating to Sprint and the Sprint Subsidiaries that is provided by Sprint or its representatives for inclusion in the Joint Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency in connection with the transactions contemplated by this Agreement or the ILEC Separation, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Nextel or any of the Nextel Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.22 Affiliate Transactions. As of the date hereof, there are no transactions, contracts, arrangements, commitments or understandings between Sprint or any of the Sprint Subsidiaries, on the one hand, and any of Sprint’s affiliates (other than wholly owned Sprint Subsidiaries), on the other hand, that would be required to be disclosed by Sprint under Item 404 of Regulation S-K under the Securities Act (the “Sprint S-K 404 Arrangements”).

3.23 Merger Sub. (a) True and complete copies of the constituent documents of Merger Sub, each as in effect as of the date of this Agreement, have previously been made available to Nextel.

(b) The authorized capital stock of Merger Sub, as of the date hereof, consists of 1,000 shares of common stock of which 1,000 shares are issued and outstanding. Sprint is the legal and beneficial owner of all of the issued and outstanding shares of Merger Sub. Merger Sub was recently formed by Sprint solely for the purpose of effecting the Merger and the other transactions contemplated by this Agreement. Except as contemplated by this Agreement, Merger Sub does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Merger and the other transactions contemplated by this Agreement.

(c) Merger Sub has full corporate or other requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Merger Sub. This Agreement has been duly and validly executed and delivered by Merger Sub and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of Merger Sub enforceable against Merger Sub in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF NEXTEL

Except as disclosed in (x) a publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed since January 1, 2004 by Nextel with the SEC pursuant to the Securities Act or the Exchange Act (collectively, the “Nextel SEC Reports”) and prior to the Measurement Date, but excluding any risk factor disclosure contained in any such Nextel SEC Report under the heading “Risk Factors” or “Forward-Looking Statements,” or (y) the disclosure letter (the “Nextel Disclosure Schedule”) delivered by Nextel to Sprint prior to the execution of this Agreement (which letter sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Nextel Disclosure Schedule relates; provided, however, that any information set forth in one section of the Nextel Disclosure Schedule will be deemed to apply to each other Section or subsection of this Agreement to which its relevance is reasonably apparent; provided, further, that, notwithstanding anything in this Agreement to the contrary, the inclusion of an item in such schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on Nextel), Nextel hereby represents and warrants to Sprint and Merger Sub as follows:

4.1 Corporate Organization. (a) Nextel is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Nextel has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel.

(b) True and complete copies of the Amended Certificate of Incorporation of Nextel, as amended through, and as in effect as of, the date of this Agreement (the “Nextel Charter”), and the Amended and Restated Bylaws of Nextel, as amended through, and as in effect as of, the date of this Agreement (the “Nextel Bylaws”), have previously been made available to Sprint.

(c) Each Nextel Subsidiary (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except for such variances from the matters set forth in any of clauses (i), (ii) or (iii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel.

4.2 Capitalization. (a) As of the date of this Agreement, the authorized Nextel capital stock consists of (i) 2,060,000,000 shares of Nextel Class A Common Stock, of which, as of the Measurement Date, 1,085,712,775 shares were issued and outstanding, (ii) 100,000,000 shares of Nextel Class B Common Stock, of which, as of the Measurement Date, 35,660,000 shares were issued and outstanding, and (iii) 20,000,000 shares of Nextel preferred stock, of which, as of the Measurement Date, 245,245 shares of Nextel’s Zero Coupon Convertible preferred stock were issued and outstanding. As of the Measurement Date, no more than 6,000,000 shares of Nextel’s capital stock were held in Nextel’s treasury. As of the Measurement Date, no shares of Nextel’s capital stock were reserved for issuance except for (i) 116,961,868 shares of Nextel Common Stock reserved for issuance upon the exercise of Nextel Stock Options or for Nextel Stock-Based Awards issued or issuable pursuant to the Nextel Stock Plans, (ii) 4,779,386 shares of Nextel Class A Common Stock reserved for issuance upon conversion of shares of Nextel Preferred Stock, (iii) 35,660,000 shares of Nextel Class A Common Stock reserved for issuance upon conversion of shares of Nextel Class B Common Stock, (iv) 8,161,290 shares of Nextel Class A Common Stock reserved for issuance upon conversion of Nextel’s 5.25% Convertible Senior Notes due 2010, and (v) 39,600,000 shares of Nextel Class A Common Stock reserved for issuance under Nextel’s registration statement on Form S-4 (File No. 333-01290). All of the issued and outstanding shares of Nextel Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as set forth above or in the last sentence of this Section 4.2(a), or pursuant to this Agreement, the Registration Rights Agreement, dated as of July 28, 1995, between Nextel and Motorola, Inc., the Registration Rights Agreement, dated as of July 28, 1995, between Nextel and Digital Radio, as amended on June 18, 1997, the Registration Rights Agreement, dated as of June 18, 1997, between Nextel and Option Acquisition and the Nextel Stock Plans, there are no outstanding shares of capital stock or other voting securities of Nextel, and Nextel does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, preemptive rights, redemption obligations or agreements of any character calling for the purchase, issuance or registration of any shares of Nextel’s capital stock or any other equity securities of Nextel or any securities representing the right to purchase or otherwise receive any shares of Nextel’s capital stock. Nextel has provided Sprint with a list of (i) the aggregate number of outstanding Nextel Stock Options as of the Measurement Date, the exercise prices for such Nextel Stock Options and the Nextel Stock Plan under which such Nextel Stock Options were issued and (ii) the aggregate number of all Nextel Stock-Based Awards outstanding as of the Measurement Date, the type of such awards and the Nextel Stock Plans under which such Nextel Stock-Based Awards were issued. From and after the Measurement Date through the date hereof, Nextel has not issued or awarded any Nextel Capital Stock, Nextel Stock Options or Nextel Stock-Based Awards (other than upon the exercise or satisfaction of Nextel Stock Options or Nextel Stock-Based Awards or the conversion of convertible securities, in each case outstanding as of the Measurement Date).

(b) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Nextel having the right to vote on any matters on which stockholders may vote (“Nextel Voting Debt”) are issued or outstanding.

(c) All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the SEC) of Nextel are owned by Nextel, directly or indirectly, free and clear of any Liens and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity ownership interest (other than restrictions under applicable securities Laws), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such significant subsidiary is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such significant subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such significant subsidiary. Except for the capital stock or other equity ownership interests of the Nextel Subsidiaries, as of the date of this Agreement, Nextel does not beneficially own directly or indirectly any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person that constitutes a Substantial Investment.

4.3 Authority; No Violation. (a) Nextel has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Nextel (the “Nextel Board”). The Nextel Board has determined that this Agreement and the transactions contemplated hereby are in the best interests of Nextel and its stockholders, has resolved to recommend that holders of Nextel Class A Common Stock vote in favor of the adoption of this Agreement and has directed that this Agreement and the transactions contemplated hereby be submitted to Nextel’s stockholders for adoption at a duly held meeting of such stockholders (the “Nextel Stockholders Meeting”), and, except for the adoption of this Agreement by the affirmative vote of a majority of the holders of the outstanding shares of Nextel Class A Common Stock entitled to vote at such meeting (“Nextel Stockholder Approval”), no other corporate proceedings on the part of Nextel or vote by the holders of any class or series of Nextel Capital Stock are necessary to approve or adopt this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Nextel and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of Nextel, enforceable against Nextel in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Neither the execution and delivery of this Agreement by Nextel nor the consummation by Nextel of the transactions contemplated hereby, nor compliance by Nextel with any of the terms or provisions of this Agreement, will (i) assuming the Nextel Stockholder Approval is obtained, violate any provision of the Nextel Charter or the Nextel Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any Injunction or any statute, code, ordinance, rule, regulation, judgment, order, writ or decree applicable to Nextel, any of the Nextel Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Nextel or any of the Nextel Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Nextel or any of the Nextel Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii), for such violations, conflicts, breaches, defaults, terminations, rights of termination or cancellation, accelerations or Liens that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel.

4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the FCC under the Communications Act, and approval of such applications and notices, (ii) the filing with the SEC of the Joint Proxy Statement and the Form S-4 in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State pursuant to the DGCL, (iv) any notices or filings under the HSR Act, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Sprint capital stock pursuant to this Agreement, (vi) the Nextel Stockholder Approval and Sprint Stockholder Approval, (vii) such filings and approvals as are required to be made or obtained with or from any state public service or public utility commissions or similar state regulatory bodies in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (viii) such filings and approvals as are required to be made or obtained under any foreign antitrust, competition or similar Laws in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, and (ix) the consents or approvals listed in Section 4.4 of the Nextel Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Nextel of this Agreement and (B) the consummation of the Merger and the other transactions contemplated by this Agreement.

4.5 Reports. Nextel and each of the Nextel Subsidiaries have timely filed all reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2003 with the Regulatory Agencies, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees and assessments, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel. No Nextel SEC Report, as of the date of such Nextel Report, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date. Since January 1, 2003, as of their respective dates, all Nextel SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations thereunder with respect thereto.

4.6 Financial Statements. Nextel has previously made available to Sprint copies of (i) the consolidated balance sheet of Nextel and the Nextel Subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2003, as reported in Nextel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, including any amendments thereto filed with the SEC prior to the Measurement Date (collectively, the “Nextel 2003 10-K”), filed with the SEC under the Exchange Act, accompanied by the audit report of Deloitte & Touche LLP, independent public accountants with respect to Nextel (such balance sheets and statements, the “Audited Nextel Financial Statements”), and (ii) the unaudited consolidated balance sheet of Nextel and the Nextel Subsidiaries as of September 30, 2004 and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity and cash flows of the nine-month periods ended September 30, 2003 and 2004, as reported in Nextel’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, including any amendments thereto filed with the SEC prior to the Measurement Date (collectively, the “Nextel 10-Q”) (such balance sheets and statements, the “Unaudited Nextel Financial Statements” and, together with the Audited Nextel Financial Statements, the “Nextel Financial Statements”). The consolidated balance sheets of Nextel (including the related notes, where applicable) included in the Nextel Financial Statements fairly present in all material respects the consolidated financial position of Nextel and the Nextel Subsidiaries as of the dates thereof, and the other financial statements included in the Nextel Financial Statements (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations and changes in stockholders’ equity and cash flows of Nextel and the Nextel Subsidiaries for the respective fiscal periods therein set forth, subject in the case of the Unaudited Nextel Financial Statements to normal year-end audit adjustments that are immaterial in nature and in amounts consistent with past experience; each of such statements (including the related notes, where applicable) complies in all material respects with the published rules and regulations of the SEC with respect thereto; and each of the Nextel Financial Statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. To the knowledge of Nextel, there is no applicable accounting rule, consensus or pronouncement that has been adopted by the SEC, the Financial Accounting Standards Board, the Emerging Issues Task Force or any similar body but is not in effect as of the date of this Agreement that, if implemented, would reasonably be expected to have a Material Adverse Effect on Nextel.

4.7 Brokers’ Fees. None of Nextel, any Nextel Subsidiary or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Lazard Frères & Co. LLC, Goldman, Sachs & Co. and JP Morgan Securities Inc., which firms Nextel retained pursuant to engagement letters.

4.8 Absence of Certain Changes or Events. (a) Since September 30, 2004, no event or events have occurred that have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Nextel.

(b) From September 30, 2004 through the date hereof, Nextel and the Nextel Subsidiaries have carried on their respective businesses in all material respects in the ordinary course and have not taken any action or failed to take any action that would have resulted in a breach of Section 5.3 had such section been in effect since September 30, 2004.

4.9 Legal Proceedings. (a) None of Nextel or any of the Nextel Subsidiaries is a party to any, and there are no pending or, to the knowledge of Nextel, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations or reviews of any nature against Nextel or any of the Nextel Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel.

(a) There is no Injunction, judgment, or regulatory restriction imposed upon Nextel, any of the Nextel Subsidiaries or the assets of Nextel or any of the Nextel Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel.

4.10 Taxes and Tax Returns. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel: (i) Nextel and the Nextel Subsidiaries have timely filed all Tax Returns required to be filed by them on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and have paid all Taxes required to be paid by them other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings; (ii) there are no Liens for Taxes on any assets of Nextel or the Nextel Subsidiaries; (iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against Nextel or any of the Nextel Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings; (iv) Nextel and the Nextel Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid; and (v) neither Nextel nor any of the Nextel Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Nextel and the Nextel Subsidiaries).

(b) Within the past five years, neither Nextel nor any of the Nextel Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(c) Neither Nextel nor any of the Nextel Subsidiaries has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state law). To the knowledge of Nextel, Nextel has disclosed to Sprint all “reportable transactions” within the meaning of Treasury Regulation Section 1.6011-4(b) (or a similar provision of state law) to which it or any of the Nextel Subsidiaries has been a party.

(d) No disallowance of a deduction under Section 162(m) or 280G of the Code for any amount paid or payable by Nextel or any of the Nextel Subsidiaries as employee compensation, whether under any contract, plan, program or arrangement, understanding or otherwise, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel.

4.11 Employees. (a) As of the date of this Agreement, the Nextel Disclosure Schedule sets forth a true and complete list of each material benefit or compensation plan, program, fund, contract, arrangement or agreement, including any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, golden parachute, retention, salary continuation, change of control, retirement, pension, profit sharing or fringe benefit plan, program, fund, contract, arrangement or agreement of any kind (whether written or oral, tax-qualified or non-tax qualified, funded or unfunded, foreign or domestic, active, frozen or terminated) and any related trust, insurance contract, escrow account or similar funding arrangement, that is maintained or contributed to by Nextel or any Nextel Subsidiary (or required to be maintained or contributed to by Nextel or any Nextel Subsidiary) for the benefit of current or former directors, officers or employees of, or consultants to, Nextel and the Nextel Subsidiaries or with respect to which Nextel or the Nextel Subsidiaries may, directly or indirectly, have any liability, as of the date of this Agreement (the “Nextel Benefit Plans”).

(b) Nextel has heretofore made available to Sprint true and complete copies of (i) each written Nextel Benefit Plan, (ii) the actuarial report for each Nextel Benefit Plan (if applicable) for each of the last three years, (iii) the most recent determination letter from the IRS (if applicable) for each Nextel Benefit Plan, (iv) the current summary plan description of each Nextel Benefit Plan that is subject to ERISA, (v) a copy of the description of each Nextel Benefit Plan not subject to ERISA that is currently provided to participants in such plan, (vi) a summary of the material terms of each unwritten Nextel Benefit Plan, and (vii) the annual report for each Nextel Benefit Plan (if applicable) for each of the last three years.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel, (i) each of the Nextel Benefit Plans has been operated and administered in compliance with its terms and applicable Law, including ERISA and the Code, (ii) each of the Nextel Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Nextel Benefit Plan, and each such plan has a favorable determination letter from the IRS to the effect that it is so qualified or the applicable remedial amendment period has not expired and, if the letter for such plan is not current, such plan is the subject of a timely request for a current favorable determination letter or the applicable remedial amendment period has not expired, (iii) with respect to each Nextel Benefit Plan that is subject to Title IV of ERISA, the present value (as defined under Section 3(27) of ERISA) of accumulated benefit obligations under such Nextel Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Nextel Benefit Plan’s actuary with respect to such Nextel Benefit Plan, did not, as of its latest valuation date, exceed the then current value (as defined under Section 3(26) of ERISA) of the assets of such Nextel Benefit Plan allocable to such accrued benefits, (iv) no Nextel Benefit Plan that is a Welfare Plan provides benefits coverage, including death or medical benefits coverage (whether or not insured), with respect to current or former employees or directors of Nextel or the Nextel Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law, (B) benefits the full cost of which is borne by such current or former employee or director (or his or her beneficiary), (C) coverage through the last day of the calendar month in which retirement or other termination of service occurs, or (D) medical expense reimbursement accounts, (v) no liability under Title IV of ERISA has been incurred by Nextel, the Nextel Subsidiaries or any trade or business, whether or not incorporated, all of which together with Nextel would be deemed a “single employer” within the meaning of Section 414(b), 414(c) or 414(m) of the Code or Section 4001(b) of ERISA (a “Nextel ERISA Affiliate”), that has not been satisfied in full, and no condition exists that presents a material risk to Nextel, the Nextel Subsidiaries or any Nextel ERISA Affiliate of incurring a liability thereunder, (vi) no Nextel Benefit Plan is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), (vii) none of Nextel or the Nextel Subsidiaries or, to the knowledge of Nextel, any other Person, including any fiduciary, has engaged in a transaction in connection with which Nextel, the Nextel Subsidiaries or any Nextel Benefit Plan would reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code, (viii) to the knowledge of Nextel, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Nextel Benefit Plans or any trusts, insurance contracts, escrow accounts or similar funding arrangements related thereto, (ix) all contributions or other amounts required to be paid by Nextel or the Nextel Subsidiaries as of the Effective Time with respect to each Nextel Benefit Plan in respect of current or former plan years have been paid in accordance with Section 412 of the Code or accrued in accordance with GAAP (as applicable) and (x) since December 31, 2003, no Nextel Benefit Plan has been amended or modified in any material respect or adopted or terminated.

(d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event) (i) result in any payment or benefit (including severance, retention, stay-put, change in control, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), tax gross-up, forgiveness of indebtedness or otherwise) becoming due to any director, officer or employee of, or any consultant to, Nextel or any of the Nextel Subsidiaries from Nextel or any of the Nextel Subsidiaries under any Nextel Benefit Plan or otherwise, (ii) increase any amounts or benefits otherwise payable or due to any such Person under any Nextel Benefit Plan or otherwise, or (iii) result in any acceleration of the time of payment or vesting of, or any requirement to fund or secure, any such amounts or benefits (including any Nextel Stock Option or Nextel Stock-Based Award) or result in any breach of or default under any Nextel Benefit Plan.

(e) None of the employees of Nextel and the Nextel Subsidiaries are represented by any labor union or similar organization with respect to their employment by Nextel and the Nextel Subsidiaries. Since January 1, 2003, neither Nextel nor any of the Nextel Subsidiaries has experienced any labor strike, work slowdown or stoppage or other material labor dispute and there is no such strike, slowdown, stoppage or dispute actually pending or, to the knowledge of Nextel, threatened against or affecting Nextel or any of the Nextel Subsidiaries.

4.12 Internal Controls. Nextel and the Nextel Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Nextel (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Nextel in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Nextel’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to Nextel’s auditors and the audit committee of the Nextel Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Nextel’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Nextel’s internal controls over financial reporting.

4.13 Compliance with Laws; Licenses. (a) The businesses of each of Nextel and the Nextel Subsidiaries have been conducted in compliance with all Laws, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel. Nextel and the Nextel Subsidiaries each has all Licenses necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel (the “Nextel Material Licenses”).

(b) The term “Nextel Licenses” means all Nextel Material Licenses and, to the extent not otherwise Nextel Material Licenses, all Licenses issued or granted to Nextel or any of the Nextel Subsidiaries by the FCC, and all arrangements pursuant to which Nextel or a Nextel Subsidiary leases radio spectrum from a third party holding a License granted or issued by the FCC (“Nextel FCC Licenses”), all Licenses issued or granted to Nextel or any of the Nextel Subsidiaries by a Governmental Entity of any state of the United

States regulating telecommunications businesses and all Licenses issued or granted to Nextel or any of the Nextel Subsidiaries by foreign Governmental Entities regulating telecommunications businesses. Each of Nextel and the Nextel Subsidiaries is in compliance with (x) its obligations under each of the Nextel Licenses and (y) the rules and regulations of the Governmental Entity issuing such Nextel Licenses, except, in either case, for such failures to be in compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel. There is no pending or, to the knowledge of Nextel, threatened by or before the FCC, the FAA or any other Governmental Entity proceeding, notice of violation, order of forfeiture or complaint or investigation against Nextel or any of the Nextel Subsidiaries relating to any of the Nextel Licenses, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel. The FCC actions granting all Nextel FCC Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is no pending or, to the knowledge of Nextel, threatened, application, petition, objection or other pleading with the FCC, the FAA or any other Governmental Entity that challenges or questions the validity of or any rights of the holder under any Nextel FCC License, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel, Nextel or one of the Nextel Subsidiaries is the exclusive, authorized, legal holder of each Nextel FCC License necessary to conduct its business as presently conducted, free and clear of all encumbrances except for encumbrances listed on the face of such License or generally applicable to all similarly situated companies. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel, the Nextel FCC Licenses are valid and in full force and effect without condition, except for conditions listed on the face of such Licenses or generally applicable to all similarly situated companies. All reports and other documents related to the Nextel FCC Licenses required to be filed by Nextel or the Nextel Subsidiaries with any Governmental Entity have been filed and are correct, except where the failure to so file or be correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel.

4.14 Certain Contracts. (a) Neither Nextel nor any of the Nextel Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” (as such term is defined in Item 601(b)(10) of SEC Regulation S-K) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Nextel SEC Reports filed prior to the date hereof, (ii) that materially restricts the conduct of any material line of business by Nextel or upon consummation of the Merger will materially restrict the ability of the Resulting Company to engage in any line of business material to Nextel or, to the knowledge of Nextel, Sprint, or (iii) with or to a labor union or guild (including any collective bargaining agreement). Each contract, arrangement, commitment or understanding of the type described in clauses (i), (ii) and (iii) of this Section 4.14(a), whether or not set forth in the Nextel Disclosure Schedule, is referred to as a “Nextel Contract,” and neither Nextel nor any of the Nextel Subsidiaries knows of, or has received notice of, any violation of any Nextel Contract by any of the other parties thereto that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel.

(b) With such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel, (i) each Nextel Contract is valid and binding on Nextel or the applicable Nextel Subsidiary, as applicable, and is in full force and effect, (ii) Nextel and each of the Nextel Subsidiaries has performed all obligations required to be performed by it to date under each Nextel Contract, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Nextel or any of the Nextel Subsidiaries under any such Nextel Contract.

4.15 Agreements with Regulatory Agencies. Neither Nextel nor any of the Nextel Subsidiaries is subject to any material cease-and-desist or other material order or enforcement action issued by, or is a party to any material written agreement, consent agreement or memorandum of understanding with, or is a party to any material commitment letter or similar undertaking to, or is subject to any material order or directive by, or has been ordered to pay any material civil money penalty by, any Regulatory Agency or other Governmental Entity (other than a taxing authority, which is covered by Section 4.10), other than those of general application that apply to similarly situated telecommunications companies or their Subsidiaries (each item in this sentence, whether or not set forth in the Nextel Disclosure Schedule, a “Nextel Regulatory Agreement”), nor has Nextel or any of the Nextel Subsidiaries been advised in writing since January 1, 2003 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Nextel Regulatory Agreement.

4.16 Undisclosed Liabilities. Except for those liabilities that are reflected or reserved against on Nextel’s consolidated balance sheet or disclosed in the notes to the Unaudited Nextel Financial Statements, in each case included in the Nextel 10-Q, and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2004, since such date, neither Nextel nor any of the Nextel Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet loans, financings, indebtedness, make-whole or similar liabilities or obligations) that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel.

4.17 Environmental Liability. There are no pending or, to the knowledge of Nextel, threatened legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities, or governmental investigations, requests for information or notices of violation of any nature seeking to impose, or that are reasonably likely to result in the imposition, on Nextel or any of the Nextel Subsidiaries, of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation, permit or ordinance including CERCLA, which liability or obligation would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel. To the knowledge of Nextel, there is no reasonable basis for any such proceeding, claim, action, investigation or remediation that would impose any liability or obligation that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel. Neither Nextel nor any of the Nextel Subsidiaries is subject to any agreement, order, judgment, decree, directive or Lien by or with any Governmental Entity or third party with respect to any environmental liability or obligation that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Nextel.

4.18 State Takeover Laws. The Nextel Board has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions DGCL Section 203, and, to the knowledge of Nextel, there are no other Takeover Statutes.

4.19 Reorganization. As of the date of this Agreement, Nextel is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.20 Opinions. Prior to the execution of this Agreement, Nextel has received an opinion from each of Lazard Frères & Co. LLC, Goldman, Sachs & Co. and JP Morgan Securities Inc., copies of which have been or will promptly be provided to Sprint, to the effect that as of the date thereof and based upon and subject to the matters set forth therein the Merger Consideration to be paid to holders of Nextel Class A Common Stock is fair from a financial point of view to such holders. Such opinions have not been amended or rescinded as of the date of this Agreement.

4.21 Nextel Information. The information relating to Nextel and the Nextel Subsidiaries that is provided by Nextel or its representatives for inclusion in the Joint Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Sprint or any of the Sprint Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

4.22 Affiliate Transactions. As of the date hereof, there are no transactions, contracts, arrangements, commitments or understandings between Nextel or any of the Nextel Subsidiaries, on the one hand, and any of Nextel’s affiliates (other than wholly owned Nextel Subsidiaries), on the other hand, that would be required to be disclosed by Nextel under Item 404 of Regulation S-K under the Securities Act (the “Nextel S-K 404 Arrangements”).

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. (a) During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement and except as specifically set forth in the Sprint Disclosure Schedule and the Nextel Disclosure Schedule, as applicable (in each case subject to Section 6.1(c)), each of Sprint and Nextel will, and will cause each of its respective Subsidiaries to (i) conduct its business in the ordinary course in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its officers and key employees, and (iii) take no action that would prohibit or materially impair or delay the ability of either Sprint or Nextel to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity (other than approvals relating to Taxes, which are governed by Section 6.1(c)) required for the transactions contemplated hereby or the ILEC Separation or to consummate the transactions contemplated hereby or thereby.

(b) Prior to the Effective Time, and subject to the last sentence of Section 1.4(g), Sprint and Nextel will use their reasonable best efforts to take such actions as are necessary, proper or advisable in order to effect the ILEC Separation in accordance with Section 6.1(c) and the basic principles set forth on Exhibit E, and such other terms and conditions to which Sprint and Nextel may agree, as expeditiously as possible after the Effective Time, including providing such information as may be reasonably requested by the other and making such regulatory filings as may be required as promptly as reasonably practicable after the date hereof (including, if applicable, prior to the time that definitive documentation is completed as to state or other filings that are not dependent on the existence of such documentation). Notwithstanding any other provision hereof, the completion of the ILEC Separation will not be a condition precedent to the completion of the Merger and any references to “the transactions contemplated by this Agreement” (and any variation thereof) will not be deemed to include the ILEC Separation for any purpose. Nothing in Sections 5.2(b) through (p) or Sections 5.3(b) through (p) will prohibit any action contemplated by this Section 5.1(b), so long as such action would not reasonably be expected to materially adversely affect the value of the transactions contemplated hereby to the Resulting Company.

5.2 Sprint Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in the Sprint Disclosure Schedule (subject to Section 6.1(c)) and except as required by Law or as expressly contemplated or permitted by this Agreement, Sprint will not, and will not permit any of the Sprint Subsidiaries to, without the prior written consent of Nextel:

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than (i) indebtedness incurred to refinance existing indebtedness, (ii) pursuant to its existing revolving credit facility or accounts receivable asset securitization facilities (or any renewal or refinancing thereof), and (iii) indebtedness of Sprint or any of the wholly owned Sprint Subsidiaries to Sprint or any of the wholly owned Sprint Subsidiaries or between wholly owned Sprint Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance (other than (A) employee loans or advances made in the ordinary course of business consistent with past practice and (B) loans or advances made between Sprint and any of the wholly owned Sprint Subsidiaries or between wholly owned Sprint Subsidiaries);

(b) adjust, split, combine or reclassify any of Sprint’s capital stock;

(c) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (i) dividends paid by any of the wholly owned Sprint Subsidiaries to Sprint or to any of its wholly owned Subsidiaries, (ii) dividends paid on Sprint Preferred Stock outstanding on the date hereof or any Sprint Preferred Stock issued under the Sprint Rights Agreement, in each case in accordance with the certificate of designation for such Sprint Preferred Stock, (iii) regular quarterly dividends with respect to shares of Sprint Common Stock not to exceed $0.125 per share per quarter, and (iv) the forfeiture or satisfaction of Sprint Stock-Based Awards, the acceptance of shares of Sprint Common Stock as payment for the exercise price of Sprint Stock Options or for withholding taxes incurred in connection with the exercise of Sprint Stock Options or the vesting or satisfaction of Sprint Stock-Based Awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

(d) grant any stock appreciation right or any right to acquire any shares of its capital stock, other than (i) pursuant to the Sprint Rights Agreement, (ii) grants in connection with regular stock option grants or other stock-based awards under Sprint Stock Plans by Sprint to its or the Sprint Subsidiaries’ employees, grants to newly-hired employees of Sprint and the Sprint Subsidiaries or grants in connection with promotions of employees of Sprint and the Sprint Subsidiaries, in each case consistent with past practice under the Sprint Stock Plans, (iii) pursuant to the Sprint SPP, the Sprint Automatic Dividend Reinvestment Plan or the Sprint Retirement Savings Plans, each as in effect on the date hereof, and (iv) pursuant to employment agreements with Sprint as in effect on the date hereof;

(e) issue any additional shares of capital stock, any Sprint Voting Debt or any securities convertible into or exchangeable for, or any warrants or options to acquire, any such shares or Sprint Voting Debt, except (i) pursuant to the exercise of Sprint Stock Options or the satisfaction of any Sprint Stock-Based Awards, in each case, outstanding as of the date of this Agreement or issued thereafter in compliance with this Agreement, (ii) pursuant to the Sprint Rights Agreement, (iii) pursuant to the Sprint SPP, the Sprint Automatic Dividend Reinvestment Plans or the Sprint Retirement Savings Plan, each as in effect on the date hereof, (iv) upon the conversion of convertible securities (including conversion of the Sprint Series 2 Common Stock into Sprint Series 1 Common Stock in accordance with its terms) outstanding as of the date of this Agreement, or (v) for issuances by a wholly owned Sprint Subsidiary of capital stock to such Subsidiary’s parent or another wholly owned Sprint Subsidiary;

(f) notwithstanding any other provision hereof, increase, decrease, change or exchange any Sprint Preferred Stock or Sprint Series 2 Common Stock for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, in each case other than as required by the terms thereof as in effect on the date of this Agreement;

(g) other than in the ordinary course of business consistent with past practice, or as required to comply with applicable Law or a Sprint Benefit Plan as in effect on the date hereof or collective bargaining or similar labor union or other agreement the existence of which does not breach this Agreement, (i) increase the wages, salaries, compensation, bonus, pension or other benefits or perquisites payable to any officer or employee, (ii) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any officer or employee, (iii) pay any bonus, (iv) adopt, enter into, terminate or amend in any material respect any Sprint Benefit Plan or any collective bargaining or similar labor union agreement, other than the entry into of employment agreements with newly hired or promoted non-executive employees and the renewal or replacement of collective bargaining or similar agreements with respect to employees of the ILEC Business, (v) except for the provision of indemnification pursuant to indemnification agreements in effect on the date hereof, enter into any Sprint S-K 404 Arrangement, other than in connection with the appointment or election of new directors or the hiring or promotion of new officers in the ordinary course of business, or (vi) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Sprint Benefit Plan;

provided, however that in no event may any such acceleration of vesting, lapse of restrictions or funding be as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement unless required to comply with applicable Law;

(h) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to Sprint and the Sprint Subsidiaries, taken as a whole, in any transaction or series of transactions, to any Person other than Sprint or a Sprint Subsidiary, or cancel, release or assign to any such Person any indebtedness or any claims held by Sprint or any Sprint Subsidiary, in each case that is material to Sprint and the Sprint Subsidiaries, taken as a whole, other than (i) in the ordinary course of business consistent with past practice or (ii) Liens pursuant to accounts receivable asset securitization facilities (or any renewal of any thereof);

(i) enter into any new line of business that is material to Sprint and the Sprint Subsidiaries, taken as a whole;

(j) make any acquisition or investment either by purchase of stock or securities, contributions to capital, property transfers, or by purchase of any property or assets of any other Person, or make any capital expenditures, in each case other than (i) investments in wholly owned Subsidiaries, (ii) acquisitions of assets used in the operations of Sprint and its Subsidiaries in the ordinary course of business, or (iii) acquisitions or investments not in excess of the amounts set forth in Section 5.2(j) of the Sprint Disclosure Schedule;

(k) amend its Articles of Incorporation or Bylaws or similar organizational documents, or amend (other than to delay any “distribution date” as defined therein), or redeem the rights issued under, the Sprint Rights Agreement, or otherwise take any action to exempt any Person (other than Nextel or the Nextel Subsidiaries), or any action taken by any such Person, from the Sprint Rights Agreement or any Takeover Statute or similarly restrictive provisions of its organizational documents, or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(l) settle any material claim, action or proceeding, except (i) in the ordinary course of business or (ii) settlements to the extent subject to and not in excess of reserves that relate to the matter being settled existing as of September 30, 2004 in accordance with GAAP;

(m) take any action that is intended or would be reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied, except as may be required by applicable Law;

(n) implement or adopt any material change in its tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable Law, GAAP or regulatory guidelines;

(o) other than in the ordinary course of business and other than the renewal or refinancing of existing credit facilities or other indebtedness, amend in any material respect, waive any of its material rights under, or enter into any contract or binding agreement that would be a Sprint Contract; or

(p) agree or commit to take any of the actions prohibited by this Section 5.2.

5.3 Nextel Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in the Nextel Disclosure Schedule (subject to Section 6.1(c)) and except as required by Law or as expressly contemplated or permitted by this Agreement, Nextel will not, and will not permit any of the Nextel Subsidiaries to, without the prior written consent of Sprint:

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than (i) indebtedness incurred to refinance existing indebtedness, (ii) pursuant to its existing revolving credit facility (or any renewal or refinancing thereof), and (iii) indebtedness of Nextel or any of the wholly owned Nextel Subsidiaries to Nextel or any of the wholly owned Nextel Subsidiaries or between wholly owned Nextel Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance (other than (A) employee loans or advances made in the ordinary course of business consistent with past practice and (B) loans or advances made between Nextel and any of the wholly owned Nextel Subsidiaries or between wholly owned Nextel Subsidiaries);

(b) adjust, split, combine or reclassify any of Nextel’s capital stock;

(c) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (i) dividends paid by any of the wholly owned Nextel Subsidiaries to Nextel or to any of its wholly owned Subsidiaries, (ii) dividends paid on, or conversion of, Nextel Preferred Stock outstanding on the date hereof in accordance with the certificate of designation for such Nextel Preferred Stock, and (iii) the forfeiture or satisfaction of Nextel Stock-Based Awards, the acceptance of shares of Nextel Common Stock as payment for the exercise price of Nextel Stock Options or for withholding taxes incurred in connection with the exercise of Nextel Stock Options or the vesting or satisfaction of Nextel Stock-Based Awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

(d) grant any stock appreciation right or any right to acquire any shares of its capital stock, other than (i) grants in connection with regular stock option grants or other stock-based awards under Nextel Benefit Plans by Nextel to its or the Nextel Subsidiaries’ employees, grants to newly-hired employees of Nextel and the Nextel Subsidiaries or grants in connection with promotions of employees of Nextel and the Nextel Subsidiaries, in each case consistent with past practice under the Nextel Stock Plans, (ii) pursuant to the Nextel SPP or the Nextel Direct Stock Purchase Plan, each as in effect on the date hereof, and (iii) pursuant to employment agreements with Nextel as in effect on the date hereof;

(e) issue any additional shares of capital stock, any Nextel Voting Debt or any securities convertible into or exchangeable for, or any warrants or options to acquire, any such shares or Nextel Voting Debt, except (i) pursuant to the exercise of Nextel Stock Options or the satisfaction of any Nextel Stock-Based Awards, in each case, outstanding as of the date of this Agreement or issued thereafter in compliance with this Agreement, (ii) pursuant to the Nextel SPP or the Nextel Direct Stock Purchase Plan, each as in effect on the date hereof, (iii) upon the conversion of convertible securities outstanding as of the date of this Agreement, or (iv) for issuances by a wholly owned Nextel Subsidiary of capital stock to such Subsidiary’s parent or another wholly owned Nextel Subsidiary;

(f) notwithstanding any other provision hereof, increase, decrease, change or exchange any Nextel Preferred Stock for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, in each case other than as required by the terms thereof as in effect on the date of this Agreement;

(g) other than in the ordinary course of business consistent with past practice, or as required to comply with applicable Law or a Nextel Benefit Plan as in effect on the date hereof or collective bargaining or similar labor union or other agreement the existence of which does not breach this Agreement, (i) increase the wages, salaries, compensation, bonus, pension, or other benefits or perquisites payable to any officer or employee, (ii) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any officer or employee, (iii) pay any bonus, (iv) adopt, enter into, terminate or amend in any material respect any Nextel Benefit Plan or any collective bargaining or similar labor union agreement, other than the entry into of employment agreements with newly hired or promoted non-executive employees, (v) except for the provision of indemnification pursuant to indemnification agreements in effect on the date hereof, enter into any Nextel S-K 404 Arrangement, other than in connection with the appointment or election of new directors or the hiring or promotion of new officers in the ordinary course of business, or (vi) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Nextel Benefit Plan; provided, however, that in no event may any such acceleration of vesting, lapse of restrictions or funding be as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement unless required to comply with applicable Law;

(h) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to Nextel and the Nextel Subsidiaries, taken as a whole, in any transaction or series of transactions, to any Person other than Nextel or a Nextel Subsidiary, or cancel, release or assign to any such Person any indebtedness or any claims held by Nextel or any Nextel Subsidiary, in each case that is material to Sprint and the Sprint Subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practice;

(i) enter into any new line of business that is material to Nextel and the Nextel Subsidiaries, taken as a whole;

(j) make any acquisition or investment either by purchase of stock or securities, contributions to capital, property transfers, or by purchase of any property or assets of any other Person, or make any capital expenditures, in each case other than (i) investments in wholly owned Subsidiaries, (ii) acquisitions of assets used in the operations of Nextel and its Subsidiaries in the ordinary course of business, or (iii) acquisitions or investments not in excess of the amounts set forth in Section 5.3(j) of the Nextel Disclosure Schedule;

(k) amend its Certificate of Incorporation or Bylaws or similar organizational documents, or otherwise take any action to exempt any Person (other than Sprint or the Sprint Subsidiaries), or any action taken by any Person, from any Takeover Statute or similarly restrictive provisions of its organizational documents, or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(l) settle any material claim, action or proceeding, except (i) in the ordinary course of business or (ii) settlements to the extent subject to and not in excess of reserves that relate to the matter being settled existing as of September 30, 2004 in accordance with GAAP;

(m) take any action that is intended or would be reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied, except as may be required by applicable Law;

(n) implement or adopt any material change in its tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable Law, GAAP or regulatory guidelines;

(o) other than in the ordinary course of business and other than the renewal or refinancing of existing credit facilities or other indebtedness, amend in any material respect, waive any of its material rights under, or enter into any contract or binding agreement that would be a Nextel Contract; or

(p) agree or commit to take any of the actions prohibited by this Section 5.3.

5.4 Control of Other Party’s Business. Nothing contained in this Agreement will give Nextel, directly or indirectly, the right to control or direct Sprint’s operations prior to the Effective Time. Nothing contained in this Agreement will give Sprint, directly or indirectly, the right to control or direct Nextel’s operations prior to the Effective Time. Prior to the Effective Time, each of Nextel and Sprint will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place Sprint or Nextel in violation of any rule, regulation or policy of the FCC or the Communications Act. Notwithstanding anything to the contrary in this Agreement, Sprint will not have any right or power to direct or cause the direction of the management and policies of Nextel Partners, Inc. (“Nextel Partners”), nor will Sprint have any right to direct or influence the voting or disposition of the shares of Class B Common Stock of Nextel Partners held by Nextel or the exercise of any existing Nextel contractual rights to acquire shares of Class A Common Stock of Nextel Partners.

ARTICLE VI ADDITIONAL AGREEMENTS

6.1 Regulatory and Tax Matters. (a) Nextel and Sprint will promptly prepare and file with the SEC the Joint Proxy Statement and Form S-4 in which the Joint Proxy Statement will be included as a prospectus and any amendments or supplements thereto. Each of Nextel and Sprint will use their reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and each of Sprint and Nextel will thereafter mail or deliver the Joint Proxy Statement to its respective stockholders. Each party will also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and each party will furnish all information concerning such party and the holders of its capital stock as may be reasonably requested in connection with any such action. The parties will promptly provide copies to and consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Form S-4 and the Joint Proxy Statement and promptly advise the other party of any oral comments received from the SEC.

(b) Without limiting Section 6.4, the parties will cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Sprint and Nextel will have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case, subject to applicable Law relating to the exchange of information, all the information relating to Sprint or Nextel, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. The parties will consult with each other with respect to obtaining all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

(c) Subject to the last sentence of Section 1.4(g), the parties will cooperate with each other and use their respective reasonable best efforts to cause (i) the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the ILEC Separation to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and as tax-free under Sections 355 and 361 (including Sections 355(e) and 361(c)(2)(B)) of the Code (the qualifications referred to in clauses (i) and (ii), the “Intended Tax Treatment”), including (A) not taking any action that such party knows is reasonably likely to prevent the Intended Tax Treatment, (B) executing such amendments to this Agreement as may be reasonably required in order to obtain the Intended Tax Treatment (it being understood that no party will be required to agree to any such amendment (x) that it determines in good faith materially adversely affects the value of the transactions contemplated hereby to such party or its stockholders or (y) after the date of the Sprint Stockholders Meeting or the Nextel Stockholders Meeting, as applicable, which under applicable Law expressly requires the further approval of its stockholders), (C) using their respective reasonable best efforts to obtain a ruling from the IRS confirming the Intended Tax Treatment with respect to the ILEC Separation, and (D) using their respective reasonable best efforts to obtain the opinions referred to in Sections 7.2(c) and 7.3(c), including by executing customary letters of representation. For tax purposes, each of Sprint, Nextel and Merger Sub will report the Merger in a manner consistent with Section 1.9. It is understood and agreed that the parties’ right to take any action disclosed in Section 5.1, 5.2 or 5.3 of the Sprint Disclosure Schedule or the Nextel Disclosure Schedule will be subject to and subordinate to the parties’ respective obligations under this Section 6.1(c).

(d) Each of Nextel and Sprint will, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Nextel, Sprint or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement or the ILEC Separation.

(e) Each of Nextel and Sprint will promptly advise the other upon receiving any communication from any Governmental Entity and any material communication given or received in connection with any proceeding by a private party, in each case in connection with the Merger and the other transactions contemplated by this Agreement or the ILEC Separation.

6.2 Access to Information. (a) Upon reasonable notice and subject to applicable Law relating to the exchange of information, each of Sprint and Nextel will, and will cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, each party will, and will cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state laws applicable to providers of telecommunications (other than reports or documents that such party is not permitted to disclose under applicable Law) and (ii) all other information concerning its business, properties and personnel as the other may reasonably request. Notwithstanding the foregoing, neither Sprint nor Nextel nor any of their Subsidiaries will be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business. The parties will use their reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure under circumstances in which the restrictions of the preceding sentence apply.

(b) All information and materials provided pursuant to this Agreement will be subject to the provisions of the Mutual Nondisclosure Agreement, dated November 28, 2004, between Sprint and Nextel, as amended from time to time (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives will affect the representations and warranties of the other set forth in this Agreement.

6.3 Stockholder Approvals. Each of Sprint and Nextel will duly call, convene and hold a meeting of its stockholders to be held as soon as reasonably practicable after the Form S-4 is declared effective for the purpose of obtaining the Sprint Stockholder Approval and the Nextel Stockholder Approval, and each will use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. Subject to Sections 6.11 and 8.1, the Board of Directors of each of Sprint and Nextel will use its reasonable best efforts to obtain from its respective stockholders the Sprint Stockholder Approval and Nextel Stockholder Approval.

6.4 Legal Conditions to Merger. (a) Each of Nextel and Sprint will, and will cause its Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and to consummate the transactions contemplated by this Agreement as soon as practicable after the date hereof, and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Sprint or Nextel or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement. In addition, each of Nextel and Sprint will, if required by any Governmental Entity whose consent, authorization, order, approval or exemption is required in order to satisfy the condition set forth in Section 7.1(c), (i) sell, hold separate or otherwise dispose of assets of such party or its Subsidiaries or conduct its business in a specified manner, (ii) agree to sell, hold separate or otherwise dispose of assets of such party or its Subsidiaries or conduct its business in a specified manner, or (iii) permit assets of such party or its Subsidiaries to be sold, held separate or disposed of or permit its business to be conducted in a specified manner; provided, however, that nothing in this Agreement will require, or be deemed to require, the parties to this Agreement to agree to or effect any divestiture or take any other action if doing so would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sprint or Nextel.

(b) In furtherance and not in limitation of the covenants of the parties contained in Sections 6.1 or 6.4(a), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any applicable Law or legal obligation or requirement, or if any statute, rule, regulation or

Injunction is enacted, entered, promulgated or enforced by a Governmental Entity that would make the Merger or the other transactions contemplated hereby illegal or would otherwise prohibit or materially impair or delay the consummation of the Merger or the other transactions contemplated hereby, each of Sprint and Nextel will cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any judgment, Injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such statute, rule, regulation or Injunction repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.4(b) will limit either Sprint’s or Nextel’s right to terminate this Agreement pursuant to Article VIII so long as such party has up to the date of termination complied with its obligations under this Section 6.4.

(c) Each party hereto and its respective Board of Directors will, if any Takeover Statute becomes applicable to this Agreement, the Merger or any other transactions contemplated hereby, take all action reasonably necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute on this Agreement, the Merger and the other transactions contemplated hereby.

(d) Immediately following the execution of this Agreement, Sprint will adopt this Agreement as the sole stockholder of Merger Sub.

6.5 Affiliates. Nextel will use its reasonable best efforts to cause each director, executive officer and other Person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of Nextel to deliver to Sprint, as soon as practicable after the date of this Agreement, and prior to the date of the Nextel Stockholders Meeting, a written agreement, in the form of Exhibit F.

6.6 Listing. Sprint will use its reasonable best efforts to cause the shares of Sprint Series 1 Common Stock to be issued in the Merger to be authorized for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.7 Employee Matters. (a) From and after the Effective Time, the Sprint Benefit Plans and the Nextel Benefit Plans in effect at the Effective Time will remain in effect (except as provided in Section 1.5(b)) with respect to employees and former employees of Sprint or Nextel and their Subsidiaries (the “Covered Employees”), as applicable, covered by such plans at the Effective Time, until such time as the Resulting Company otherwise determines, subject to applicable Law and the terms of such plans. Prior to the Closing Date, Sprint and Nextel will cooperate in reviewing, evaluating and analyzing the Sprint Benefit Plans and the Nextel Benefit Plans with a view towards developing appropriate employee benefits and compensation plans, programs and arrangements (“Benefit Plans”) for Covered Employees. It is the intention of Sprint and Nextel, to the extent permitted by applicable Law, for the Resulting Company to develop Benefit Plans as soon as reasonably practicable after the Effective Time which, among other things, (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) do not discriminate between Covered Employees who were covered by Sprint Benefit Plans, on the one hand, and those covered by Nextel Benefit Plans on the other, at the Effective Time. It is the current intention of Sprint and Nextel that, for one year following the Effective Time, the Resulting Company will provide employee benefits under Benefit Plans to Covered Employees that are substantially equivalent in the aggregate to those provided to such Persons pursuant to the Sprint Benefit Plans or Nextel Benefit Plans, as applicable, in effect at the Effective Time. Nothing herein will prohibit any changes to the Benefit Plans that may be (1) required to comply with applicable Law (including any applicable qualification requirements of Section 401(a) of the Code) or (2) required for Sprint to provide for or permit investment in its securities. Notwithstanding the above and for the avoidance of doubt, no change may be made to any Sprint Benefit Plan or Nextel Benefit Plan, including employment, severance, retention, change of control and equity compensation agreements and arrangements, which would be prohibited under the terms of such Sprint Benefit Plan or Nextel Benefit Plan in the absence of the consent of the person to whom such Sprint Benefit Plan or Nextel Benefit Plan provides, or may provide, payments or benefits, unless and until such consent is obtained.

(b) With respect to the Benefit Plans, the Resulting Company will (i) provide all of the Covered Employees with service credit for purposes of eligibility, participation, vesting and levels of benefits (but not for benefit accruals under any defined benefit pension plan or retiree medical or other welfare plan or as would otherwise result in a duplication of benefits), under any Benefit Plan adopted, maintained or contributed to by the Resulting Company in which Covered Employees are eligible to participate, for all periods of employment with Sprint or Nextel or any of their respective Subsidiaries (or their predecessor entities) prior to the Effective Time, (ii) cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any welfare Benefit Plans of the Resulting Company to be waived with respect to the Covered Employees and their eligible dependents, to the extent waived under the corresponding plan in which the applicable Covered Employee participated immediately prior to the Effective Time and, with respect to life insurance coverage, up to the Covered Employee’s current level of insurability, and (iii) give the Covered Employees and their eligible dependents credit for the plan year in which the Effective Time (or commencement of participation in any Benefit Plan of the Resulting Company) occurs towards applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Time (or the date of commencement of participation in such Benefit Plan).

(c) From and after the Effective Time, the Resulting Company will honor all accrued and vested benefit obligations to and contractual rights of current and former employees of Sprint and Nextel and their respective Subsidiaries under the Sprint Benefit Plans or Nextel Benefit Plans, as applicable, to the extent accrued and vested as of the Effective Time.

(d) Nothing in this Section 6.7 will prohibit the Resulting Company from amending, modifying or terminating any Sprint Benefit Plan or Nextel Benefit Plan pursuant to, and in accordance with, the terms thereof.

(e) At the Effective Time, Sprint will assume the employment agreement referred to in Section 6.7(e) of the Nextel Disclosure Schedule.

6.8 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, Sprint will indemnify and hold harmless, as and to the fullest extent permitted by applicable Law, each individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Nextel or any of the Nextel Subsidiaries or who is or was serving at the request of Nextel or any of the Nextel Subsidiaries as a director or officer of another Person (the “Nextel Indemnified Parties”) against any losses, claims, damages, liabilities, costs, expenses (including reimbursement for reasonable fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation to each Nextel Indemnified Party), judgments, fines and, subject to approval by Sprint, amounts paid in settlement in connection with any threatened or actual claim, action, suit, proceeding or investigation to which such Nextel Indemnified Party is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that such individual is or was a director or officer of Nextel or any of the Nextel Subsidiaries or is or was serving at the request of Nextel or any of the Nextel Subsidiaries as a director or officer of another Person or is named as a director of the Resulting Company in the Form S-4 or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time.

(b) Sprint will cause to be maintained in effect for a period of six years from the Effective Time the directors’ and officers’ liability insurance policy maintained at the Effective Time by Nextel (provided that Sprint may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than any such policy), with respect to claims arising from facts, events, acts or omissions occurring prior to the Effective Time; provided, however, that in no event will Sprint be required to expend in any year an amount in excess of 250% of the annual aggregate premiums currently paid by Nextel for such insurance (the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Sprint will cause to be maintained the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium.

(c) The provisions of this Section 6.8 will survive the Effective Time and are intended to be for the benefit of, and will be enforceable by, each Nextel Indemnified Party and his or her heirs and representatives. Sprint will pay or cause to be paid (as incurred) all expenses, including reasonable fees and expenses of counsel, that a Nextel Indemnified Party may incur in enforcing the indemnity and other obligations provided for in this Section 6.8 (subject to reimbursement if the Nextel Indemnified Party is subsequently determined not to be entitled to indemnification under Section 6.8(a)).

(d) If Sprint or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision will be made so that the successors and assigns of Sprint, as the case may be, will assume the obligations set forth in this Section 6.8.

6.9 Advice of Changes. Each of Nextel and Sprint will promptly advise the other of any change or event (i) having or reasonably expected to result in a Material Adverse Effect on Nextel or a Material Adverse Effect on Sprint, as the case may be, or (ii) that it believes results or would be reasonably expected to result in a failure of any condition set forth in Section 7.2(a), 7.2(b), 7.3(a) or 7.3(b); provided, however, that no such notification will affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided, further, however, that a failure to comply with this Section 6.9 will not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.10 Exemption from Liability Under Section 16(b). Nextel and Sprint agree that, in order to most effectively compensate and retain Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that Insiders be relieved of the risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Nextel Common Stock, Nextel Stock Options, Nextel Stock-Based Awards into shares of Sprint Series 1 Common Stock and Nextel Rollover Options and other awards denominated in shares of Sprint Series 1 Common Stock in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.10. Following the delivery to Sprint of the Section 16 Information (as defined below) in a timely fashion, the Sprint Board, or a committee of “Non-Employee Directors” thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), will adopt a resolution providing that the receipt by Insiders of Sprint Series 1 Common Stock in exchange for or satisfaction of shares of Nextel Common Stock or Nextel Stock-Based Awards, and of Nextel Rollover Options upon conversion of Nextel Stock Options, in each case, pursuant to the transactions contemplated by this Agreement and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. “Section 16 Information” will mean information accurate in all material respects regarding Insiders, the number of shares of Nextel Common Stock held by each such Insider and expected to be exchanged for Sprint Series 1 Common Stock in the Merger, and the number and description of Nextel Stock Options and Nextel Stock-Based Awards held by each such Insider and expected to be converted into Nextel Rollover Options and exchanged for Sprint Series 1 Common Stock or awards denominated therein in connection with the Merger; provided, however, that the requirement for a description of any Nextel Stock Options and Nextel Stock-Based Awards will be deemed to be satisfied if copies of all Nextel Stock Plans and other Nextel Benefit Plans, and forms of agreements evidencing grants thereunder, under which such Nextel Stock Options and Nextel Stock-Based Awards, respectively, have been granted to Insiders, have been made available to Sprint. “Insiders” will mean those officers and directors of Nextel who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

6.11 No Solicitation. (a) Sprint will not, and will cause the Sprint Subsidiaries and each officer, director, employee, agent or representative (including any financial or legal advisor or other retained representative) of Sprint or any Sprint Subsidiaries not to, directly or indirectly, (i) solicit, initiate or encourage or facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer or exchange offer) or similar transactions involving Sprint or any of the Sprint Subsidiaries that, if consummated, would constitute an Alternative Transaction (as defined in paragraph (c) below) (any of the foregoing inquiries or proposals being referred to herein as a “Sprint Acquisition Proposal”), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information in connection with, or otherwise cooperate in any way with any Person in connection with, an Alternative Transaction, or (iii) enter into any agreement regarding any Alternative Transaction.

(b) Nextel will not, and will cause the Nextel Subsidiaries and each officer, director, employee, agent or representative (including any financial or legal advisor or other retained representative) of Nextel or any Nextel Subsidiaries not to, directly or indirectly, (i) solicit, initiate or encourage or facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer or exchange offer) or similar transactions involving Nextel or any of the Nextel Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as a “Nextel Acquisition Proposal” and, with a Sprint Acquisition Proposal, an “Acquisition Proposal”), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information in connection with, or otherwise cooperate in any way with any Person in connection with, an Alternative Transaction, or (iii) enter into any agreement regarding any Alternative Transaction.

(c) As used in this Agreement, “Alternative Transaction” means, with respect to Nextel or Sprint, as the case may be (for this purpose, the “Target Party”), any of (i) a transaction pursuant to which any third Person (or group of Persons) other than the other party to this Agreement (the “Non-Target Party”) or its affiliates, directly or indirectly, acquires or would acquire more than 20% of the outstanding shares of common stock of the Target Party or of the outstanding voting power of the Target Party, whether from the Target Party or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation, business combination, recapitalization or any other transaction involving the Target Party (other than the Merger) or any of its Subsidiaries pursuant to which any third Person or group of Persons (other than the Non-Target Party or its affiliates) party thereto, or its stockholders, owns or would own more than 20% of the outstanding shares of common stock or the outstanding voting power of the Target Party or, if applicable, the parent entity resulting from any such transaction immediately upon consummation thereof, or (iii) any transaction pursuant to which any third Person (or group of Persons) other than the Non-Target Party or its affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of the Subsidiaries of the Target Party and securities of the entity surviving any merger or business combination involving any of the Subsidiaries of the Target Party) of the Target Party or any of its Subsidiaries representing more than 20% of the fair market value of all the assets of the Target Party and its Subsidiaries, taken as a whole, immediately prior to such transaction; provided, however, that no transaction involving the acquisition of capital stock or assets of Nextel Partners by Nextel, or of any third party provider of Sprint wireless services or of a Sprint Subsidiary by Sprint, will be deemed to be an Alternative Transaction.

(d) The Target Party will notify the Non-Target Party promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for non-public information relating to the Target Party or any of its Subsidiaries or for access to the properties, books or records of the Target Party or any of its Subsidiaries by any Person that informs the Board of Directors of the Target Party or any of its Subsidiaries that it is considering making, or has made, an Acquisition Proposal. Such notice to the Non-Target Party will be made orally and in writing and will indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the properties, books or records of the Target Party or any of its Subsidiaries, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. The Target Party will (i) keep the Non-Target Party fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request and (ii) provide to the Non-Target Party as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Target Party from any third party in connection with any Acquisition Proposal or sent or provided by the Target Party to any third party in connection with any Acquisition Proposal.

(e) Notwithstanding anything to the contrary in this Section 6.11, at any time prior to obtaining the Sprint Stockholder Approval or the Nextel Stockholder Approval, as applicable, the Target Party may furnish or cause to be furnished information to, and enter or cause to be entered into discussions with, a Person who has made an unsolicited bona fide written proposal or offer regarding an Acquisition Proposal which did not result from a breach of Section 6.11(a) or 6.11(b), as applicable, if the Target Party’s Board of Directors (the “Target Board”) has (i) determined in good faith (after consultation with its outside legal counsel and financial advisor or advisors) that such proposal or offer constitutes or is reasonably likely to lead to a Superior Proposal, (ii) provided prior or contemporaneous notice to the Non-Target Party of its intent to furnish information to or enter into discussions with such Person, and (iii) obtained from such Person an executed confidentiality agreement containing terms with respect to confidentiality that are determined by the Target Party to be substantially similar to and not less favorable to the Target Party in the aggregate than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements will not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Target Party from satisfying its obligations under this Agreement). The Target Party will provide the Non-Target Party with all information regarding the Target Party with which the Non-Target Party has not previously been provided that is provided to any Person making any such Acquisition Proposal.

(f) As used in this Agreement, “Superior Proposal” means a bona fide written proposal or offer made by a third Person (or group of Persons) to consummate any of the following transactions: (i) a merger, share exchange, consolidation, business combination or other similar transaction involving the Target Party pursuant to which the stockholders of the Target Party immediately preceding such transaction would hold less than 50% of the outstanding shares of common stock of, and less than 50% of the outstanding voting power of, the Target Party or the parent entity resulting from any such transaction immediately upon consummation thereof, (ii) the acquisition by any third Person or group of Persons (including by means of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving the Target Party), directly or indirectly, of ownership of more than 50% of the outstanding shares of common stock of, and more than 50% of the outstanding voting power of, the Target Party, or (iii) the acquisition by any third Person (or group of Persons) of more than 50% of the fair market value of all the assets of the Target Party and its Subsidiaries, taken as a whole, immediately prior to such transaction, in each case that the Target Board determines in good faith (after consultation with its outside legal counsel and its financial advisor or advisors) to be more favorable from a financial point of view to the Target Party stockholders than the Merger, taking into account all relevant factors.

(g) Except as permitted by this Section 6.11(g), neither the Target Board nor any committee thereof will (A) withdraw or modify in a manner adverse to the Non-Target Party the recommendation by the Target Board, or any such committee, of this Agreement and the Merger (in the case of Nextel) or the Charter Amendment and the NYSE Stock Issuance (in the case of Sprint), (B) recommend the approval or adoption of any Acquisition Proposal, or (C) resolve, agree or propose publicly to take any such actions (each such action set forth in this sentence of this Section 6.11(g) being referred to herein as an “Adverse Recommendation Change”) or approve, adopt or recommend, or cause or permit the Target Party to enter into, any letter of intent, agreement or obligation with respect to, any Alternative Transaction (other than a confidentiality agreement as referred to in Section 6.11(e)). Notwithstanding anything to the contrary in this Section 6.11, if, at any time prior to obtaining the Sprint Stockholder Approval or the Nextel Stockholder Approval, as applicable, (i) the Target Board, in the exercise of its fiduciary duties, determines in good faith, after consultation with outside legal counsel and financial advisor or advisors, that to do otherwise would be inconsistent with its fiduciary duties under applicable Law, then the Target Board may make an Adverse Recommendation Change and (ii) the Target Board may terminate this Agreement pursuant to Section 8.1(h) or Section 8.1(i), if applicable; provided, however, that in the case of clause (ii), the Target Board may only terminate this Agreement pursuant to such applicable section if (A) the Target Party has provided written notice to the Non-Target Party (a “Notice of Superior Proposal”) advising the Non-Target Party that the Target Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the Person making such Superior Proposal and indicating that the Target Board intends to consider whether to terminate this Agreement pursuant to such applicable section and (B) the Non-Target Party has not, within three business days of the Non-Target Party’s receipt of the Notice of Superior Proposal, made an offer that the Target Board determines (after consultation with its outside legal counsel and its financial advisor or advisors) at a meeting of the Target Board held for such purpose to be at least as favorable from a financial point of view to the Target Party’s stockholders as such Superior Proposal. The Target Party will not submit to the vote of its stockholders any Acquisition Proposal, or propose to do so, except as permitted herein.

(h) Nothing contained in this Section 6.11 will prohibit the Target Party or its Subsidiaries from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act. Notwithstanding any other provision hereof, no disclosure that the Sprint Board or the Nextel Board may determine (after consultation with counsel) that it or Sprint or Nextel, as applicable, is required to make under applicable Law will constitute a violation of this Agreement.

(i) Each of Sprint and Nextel and their respective Subsidiaries will immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the other party) conducted heretofore with respect to any Alternative Transaction, and will use reasonable best efforts to cause all Persons, other than the other party hereto, who have been furnished confidential information regarding such party in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. Each of Sprint and Nextel will, as soon as practicable after the date hereof, take all steps necessary to terminate any approval that may have been heretofore given under any provisions of any standstill or similar agreements authorizing any Person to make an Acquisition Proposal.

(j) It is understood that any violation of the restrictions set forth in this Section 6.11 by any officer, director, employee, agent or representative (including financial or legal advisor or other retained representative) of either party or any of its Subsidiaries, at the direction or with the consent of such party or any of its Subsidiaries, will be deemed to be a breach of this Section 6.11 by such party.

6.12 800MHz Rebanding. (a) From and after the Effective Time, the Surviving Company will assume and honor all obligations accepted by Nextel pursuant to the FCC’s 800 MHz rebanding proceeding, Improving Public Safety in the 800 MHz Band, Report and Order, Fourth Memorandum Opinion and Order, and Order, 33 CR 457, WT Docket No. 02-55 (rel. August 6, 2004) (the “Consensus Plan”).

(b) Nextel will keep Sprint apprised of all material developments with respect to matters relating to the Consensus Plan, and will provide Sprint with copies of all material correspondence, filings and written communications between Nextel and any third party or Governmental Entity relating to the Consensus Plan, including with respect to any proposed modifications to the Consensus Plan.

ARTICLE VII CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction, or waiver by each of the parties, at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. The approval of the holders of capital stock of Nextel and Sprint required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained, and the Amended and Restated Articles of Incorporation of Sprint in the form attached as Exhibit B shall have been duly filed with the Secretary of State of the State of Kansas.

(b) Listing. The shares of Sprint Series 1 Common Stock to be issued to holders of Nextel Class A Common Stock shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) Regulatory Approvals. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated, (ii) the authorization required to be obtained from the FCC for the consummation of the Merger shall have been obtained, and (iii) all approvals, if any, required to be obtained (A) with or from any state public service or public utility commissions or similar state regulatory bodies or (B) under any foreign antitrust, competition or similar Laws, in each case in connection with the consummation of the Merger and the transactions contemplated by this Agreement, shall have been obtained, except for those, in the case of this clause (iii), the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to (y) materially impair the parties’ ability to achieve the overall benefits expected, as of the date hereof, to be realized from the transactions contemplated by this Agreement or (z) provide a reasonable basis to conclude that Sprint or Nextel or their respective directors or officers would be subject to the risk of criminal liability.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No Injunction preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

7.2 Conditions to Obligations of Nextel. The obligation of Nextel to effect the Nextel Merger is also subject to the satisfaction, or waiver by Nextel, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties (other than as set forth in Sections 3.2(a) and (b), Sections 3.3(a) and (b) and Section 3.18) of Sprint set forth in this Agreement shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, does not have, and would not be reasonably expected to have, a Material Adverse Effect on Sprint, and (ii) the representations and warranties of Sprint set forth in Sections 3.2(a) and (b), Sections 3.3(a) and (b) and Section 3.18 shall be true and correct in all material respects on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), and Nextel shall have received a certificate signed on behalf of Sprint by the Chief Executive Officer or the Chief Financial Officer of Sprint to the foregoing effects.

(b) Performance of Obligations of Sprint. Sprint shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Nextel shall have received a certificate signed on behalf of Sprint by the Chief Executive Officer or the Chief Financial Officer of Sprint to such effect.

(c) Nextel Tax Opinion. Nextel shall have received an opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP in form and substance reasonably satisfactory to Nextel, on the basis of certain facts, representations and assumptions set forth in such opinion, dated as of the Closing Date, to the effect that (i) the Merger will be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code, and (ii) each of Sprint, Merger Sub and Nextel will be a “party to the reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, such advisor shall be entitled to rely upon customary representations of officers of Sprint, Nextel and Merger Sub.

7.3 Conditions to Obligations of Sprint. The obligation of Sprint to effect the Sprint Merger is also subject to the satisfaction, or waiver by Sprint, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties (other than as set forth in Sections 4.2(a) and (b), Sections 4.3(a) and (b) and Section 4.18) of Nextel set forth in this Agreement shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, does not have, and would not be reasonably expected to have, a Material Adverse Effect on Nextel, and (ii) the representations and warranties of Nextel set forth in Sections 4.2(a) and (b), Sections 4.3(a) and (b) and Section 4.18 shall be true and correct in all material respects on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), and Sprint shall have received a certificate signed on behalf of Nextel by the Chief Executive Officer or the Chief Financial Officer of Nextel to the foregoing effects.

(b) Performance of Obligations of Nextel. Nextel shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Sprint shall have received a certificate signed on behalf of Nextel by the Chief Executive Officer or the Chief Financial Officer of Nextel to such effect.

(c) Sprint Tax Opinion. Sprint shall have received an opinion of Cravath, Swaine & Moore LLP in form and substance reasonably satisfactory to Sprint, on the basis of certain facts, representations and assumptions set forth in such opinion, dated as of the Closing Date, to the effect that (i) the Merger will be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code, and (ii) that each of Sprint, Merger Sub and Nextel will be a “party to the reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, such advisor shall be entitled to rely upon customary representations of officers of Sprint, Nextel and Merger Sub.

ARTICLE VIII TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Sprint or Nextel, by action taken or authorized by the Board of Directors of the terminating party or parties:

(a) by mutual consent of Sprint and Nextel in a written instrument, if the Board of Directors of each so determines;

(b) by either the Sprint Board or the Nextel Board if any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, except that no party may terminate this

Agreement pursuant to this Section 8.1(b) if its breach of its obligations under this Agreement proximately contributed to the occurrence of such order;

(c) by either the Sprint Board or the Nextel Board if the Sprint Stockholder Approval shall not have been obtained at a Sprint Stockholders Meeting or any adjournment or postponement thereof at which the vote was taken;

(d) by either the Sprint Board or the Nextel Board if the Nextel Stockholder Approval shall not have been obtained at a Nextel Stockholders Meeting or any adjournment or postponement thereof at which the vote was taken;

(e) by either the Sprint Board or the Nextel Board if the Merger shall not have been consummated on or before December 31, 2005; provided, however, that if the condition set forth in Section 7.1(c) has not been satisfied as of the third business day prior to such date, such date may be extended from time to time by either Sprint or Nextel one or more times to a date not beyond June 30, 2006 so long as all other conditions are satisfied or shall be capable of being satisfied at the time of each such extension; provided, further, however, that no party may terminate this Agreement pursuant to this Section 8.1(e) if such party’s breach of its obligations under this Agreement proximately contributed to the failure of the Closing to occur by such date;

(f) by the Sprint Board if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Nextel, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.3(a) or (b) and which is not cured within 45 days following written notice to Nextel or by its nature or timing cannot be cured within such time period;

(g) by the Nextel Board if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Sprint, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2(a) or (b) and which is not cured within 45 days following written notice to Sprint or by its nature or timing cannot be cured within such time period;

(h) by the Sprint Board, at anytime prior to obtaining Sprint Stockholder Approval, in order to accept a Superior Proposal offered to Sprint; provided that in order for the termination of this Agreement pursuant to this subsection (h) to be effected, Sprint shall have complied with the provisions of Section 6.11(a) (subject to the first sentence of Section 6.11(e)), Section 6.11(g) and Section 9.3(c) (including the payment of the Termination Fee);

(i) by the Nextel Board, at anytime prior to obtaining Nextel Stockholder Approval, in order to accept a Superior Proposal offered to Nextel; provided that in order for the termination of this Agreement pursuant to this subsection (i) to be effected, Nextel shall have complied with the provisions of Section 6.11(b) (subject to the first sentence of Section 6.11(e)), Section 6.11(g) and Section 9.3(b) (including the payment of the Termination Fee);

(j) by the Sprint Board in the event of an Adverse Recommendation Change by Nextel; or

(k) by the Nextel Board in the event of an Adverse Recommendation Change by Sprint.

8.2 Effect of Termination. In the event of termination of this Agreement by either Sprint or Nextel as provided in Section 8.1, this Agreement will forthwith become void and have no effect, and none of Sprint, Nextel, any of their respective Subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement or the ILEC Separation, except that (i) Sections 6.2(b), 8.2, 9.3, 9.4, 9.5, 9.7, 9.8, 9.9 and 9.10

will survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Sprint nor Nextel will be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

8.3 Amendment and Other Matters. Subject to compliance with applicable Law, this Agreement may be amended by Sprint (on behalf of itself and Merger Sub) and Nextel, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Sprint or Nextel; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of Sprint and Nextel, there may not be, without further approval of such stockholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Nextel Capital Stock, other than as contemplated by this Agreement, or which by applicable Law otherwise expressly requires the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. At the election of Sprint, any direct or indirect wholly owned entity may be substituted for Merger Sub as a constituent in the Merger. In such event, the parties will execute an appropriate amendment to this Agreement to reflect such substitution.

8.4 Extension; Waiver. At any time prior to the Effective Time, Sprint (on behalf of itself and Merger Sub) and Nextel, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement, and (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX GENERAL PROVISIONS

9.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date will be no later than five business days after the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of Sprint and Nextel (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time, except for Section 6.8 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3 Fees and Expenses. (a) Except as provided in this Section 9.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement, and all filing and other fees paid to the SEC or under the HSR Act in connection with the Merger, will be borne equally by Sprint and Nextel.

(b) In the event that this Agreement is terminated:

(i) by Nextel pursuant to Section 8.1(i);

(ii) (x) by Nextel or Sprint pursuant to Section 8.1(d) or (e) and (y) a proposal for an Alternative Transaction with respect to Nextel has been made to Nextel or its stockholders or such a proposal or an intention to make such a proposal has been publicly announced or has otherwise become publicly known after the date of this Agreement (whether or not conditional and whether or not withdrawn) and (z) within 12 months after such termination, Nextel or any of its Subsidiaries enters into any definitive agreement providing for any Alternative Transaction or any Alternative Transaction is consummated; or

(iii) by Sprint pursuant to Section 8.1(j) and a proposal for an Alternative Transaction with respect to Nextel has been made to Nextel or its stockholders or such a proposal or an intention to make such a proposal has been publicly announced or has otherwise become publicly known after the date of this Agreement (whether or not conditional and whether or not withdrawn);

then, Nextel will pay Sprint a fee equal to $1.0 billion (the “Termination Fee”), by wire transfer of same day funds to an account designated by Sprint, in the case of termination pursuant to Section 9.3(b)(i), concurrently with such termination, in the case of termination pursuant to Section 9.3(b)(ii), upon the earlier of the consummation of such Alternative Transaction and the execution of such agreement, as applicable, and in the case of termination pursuant to Section 9.3(b)(iii), within two business days after such termination. For purposes of Section 9.3(b)(ii)(z) and 9.3(b)(iii), references to 20% in the definition of “Alternative Transaction” will be deemed to be references to 50%.

(c) In the event that this Agreement is terminated:

(i) by Sprint pursuant to Section 8.1(h);

(ii) (x) by Sprint or Nextel pursuant to Section 8.1(c) or (e) and (y) a proposal for an Alternative Transaction with respect to Sprint has been made to Sprint or its stockholders or such a proposal or an intention to make such a proposal has been publicly announced or has otherwise become publicly known after the date of this Agreement (whether or not conditional and whether or not withdrawn) and (z) within 12 months after such termination, Sprint or any of its Subsidiaries enters into any definitive agreement providing for any Alternative Transaction or any Alternative Transaction is consummated; or

(iii) by Nextel pursuant to Section 8.1(k) and a proposal for an Alternative Transaction with respect to Sprint has been made to Sprint or its stockholders or such a proposal or an intention to make such a proposal has been publicly announced or has otherwise become publicly known after the date of this Agreement (whether or not conditional and whether or not withdrawn);

then, Sprint will pay Nextel the Termination Fee, by wire transfer of same day funds to an account designated by Nextel, in the case of termination pursuant to Section 9.3(c)(i), concurrently with such termination, in the case of termination pursuant to Section 9.3(c)(ii), upon the earlier of the consummation of such Alternative Transaction and the execution of such agreement, as applicable, and in the case of termination pursuant to Section 9.3(c)(iii), within two business days after such termination. For purposes of Section 9.3(c)(ii)(z) and 9.3(c)(iii), references to 20% in the definition of “Alternative Transaction” will be deemed to be references to 50%.

(d) Each party acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party would not enter into this Agreement. Accordingly, if a party fails promptly to pay the amounts due pursuant to this Section 9.3 and, in order to obtain such payment, the other party commences a suit that results in a judgment against the first party for the amounts set forth in this Section 9.3, the first party will pay to the other party interest on the amounts set forth in this Section 9.3 at a rate per annum equal to the three-month LIBOR (as reported in The Wall Street Journal (Northeast edition) or, if not reported therein, in another authoritative source selected by the party entitled to such amounts) on the date such payment was required to be made (or if no quotation for three-month LIBOR is available for such date, on the next preceding date for which such a quotation is available) plus 250 basis points.

9.4 Notices. All notices and other communications in connection with this Agreement will be in writing and will be deemed given (and will be deemed to have been duly given upon receipt) if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

(a)	if to Sprint, to:

Sprint Corporation

6200 Sprint Parkway

Overland Park, KS 66251

Attention: General Counsel

Facsimile: (913) 523-7700

Copy to: Corporate Secretary

Facsimile: (913) 794-0144

with a copy to:

Cravath, Swaine & Moore LLP

825 Eighth Avenue

Worldwide Plaza

New York, NY 10019

Attention: Allen Finkelson

                 Robert I. Townsend III

Facsimile: (212) 474-3700

and to:

King & Spalding LLP

191 Peachtree Street

Atlanta, GA 30303

Attention: Michael J. Egan

Facsimile: (404) 572-5146

and to:

King & Spalding LLP

1185 Avenue of the Americas

New York, NY 10036

Attention: E. William Bates, II

Facsimile: (212) 556-2222

and

(b)	if to Nextel, to:

Nextel Communications, Inc.

2001 Edmund Halley Drive

Reston, VA 20191

Attention: General Counsel

Facsimile: (703) 433-4846

with a copy to:

Jones Day

222 East 41st Street

New York, NY 10017

Attention: Robert A. Profusek

                 Marilyn W. Sonnie

Facsimile: (212) 755-7306

and to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Toby S. Myerson

                  Jeffrey D. Marell

Facsimile: (212) 757-3990

9.5 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Unless the context otherwise requires (i) “or” is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require, and (iv) terms used herein that are defined in GAAP have the meanings ascribed to them therein. “Knowledge” of any Person means, with respect to any specific matter, the actual knowledge of such Person’s executive officers and other officers having primary responsibility for such matter, and “business day” means any day on which banks are not required or authorized to close in the City of New York. No provision of this Agreement will be interpreted in favor of, or against, any of the parties to this Agreement by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof, and no rule of strict construction will be applied against any party hereto. The Sprint Disclosure Schedule and the Nextel Disclosure Schedule, as well as all other schedules and all exhibits hereto, will be deemed part of this Agreement and included in any reference to this Agreement. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. References to the “other party” or “either party” will be deemed to refer to Sprint and Merger Sub collectively, on the one hand, and Nextel, on the other hand.

9.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.7 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.8 Governing Law. This Agreement will be governed and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflict of laws principles.

9.9 Jurisdiction. Each of the parties hereto hereby agrees that any claim, suit, action or other proceeding, directly or indirectly, arising out of, under or relating to this Agreement will be heard and determined in the Chancery Court of the State of Delaware (and each agrees that no such claim, action, suit or other proceeding relating to this Agreement will be brought by it or any of its affiliates except in such court), and the parties hereto hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any such court in any such claim, suit, action or other proceeding and irrevocably and unconditionally waive the defense of an inconvenient forum to the maintenance of any such claim, suit, action or other proceeding. Each of the parties hereto further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by U.S. registered mail to such Person’s respective address set forth in Section 9.4 will be effective service of process for any claim, action, suit or other proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. The parties hereto hereby agree that a final judgment in any such claim, suit, action or other proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

9.10 Publicity. Neither Sprint nor Nextel will, and neither Sprint nor Nextel will permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement or the ILEC Separation without the prior consent (which consent will not be unreasonably withheld) of Nextel, in the case of a proposed announcement or statement by Sprint, or Sprint, in the case of a proposed announcement or statement by Nextel; provided, however, that either party may, without the prior consent of the other party, (i) issue or cause the publication of any press release or other public announcement to the extent it determines that so doing is or may be required by Law or by the rules and regulations of The Nasdaq Stock Market, Inc. or the NYSE and (ii) make public statements (but may not publish any press release) that are consistent with the parties’ prior (but after the date of this Agreement) public disclosures regarding the transactions contemplated by this Agreement or the ILEC Separation.

9.11 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.

9.12 Specific Performance. The parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy, and, accordingly, the parties agree that, in addition to any other remedies, each will be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting bond.

9.13 Severability. If any term or other provision of this Agreement is declared invalid, illegal or unenforceable, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Sprint, Merger Sub and Nextel have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

SPRINT CORPORATION

By:	/S/ GARY D. FORSEE
Name: Gary D. Forsee Title: Chief Executive Officer

S-N MERGER CORP.

By:	/S/ GARY D. FORSEE
Name: Gary D. Forsee Title: Chief Executive Officer

NEXTEL COMMUNICATIONS, INC.

By:	/S/ TIMOTHY M. DONAHUE
Name: Timothy M. Donahue Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

December 15, 2004

Board of Directors

Sprint Corporation

6200 Sprint Parkway

Overland Park, KS 66251

Members of the Board:

We understand that Sprint Corporation (“Sprint” or the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Nextel Communications, Inc. (“Nextel”) whereby (i) S-N Merger Corp., a wholly owned subsidiary of the Company (“Sprint Merger Subsidiary”), will merge with Nextel (the “Merger”), and (ii) upon effectiveness of the Merger, (a) each outstanding share of Class A common stock of Nextel will be converted into the right to receive an amount of cash equal to the Per Share Cash Amount (as defined in the Agreement referred to below) and 1.28 shares of Series 1 common stock of Sprint, and (b) each outstanding share of Class B non-voting common stock of Nextel will be converted into the right to receive an amount of cash equal to the Per Share Cash Amount and 1.28 shares of Sprint non-voting common stock (the consideration set forth in clauses (a) and (b), which are subject to adjustment as provided in the Agreement, the “Merger Consideration”). The terms and conditions of the Proposed Transaction are set forth in more detail in an Agreement and Plan of Merger, dated December 15, 2004, among Sprint, Nextel and Sprint Merger Subsidiary (the “Agreement”).

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Merger Consideration to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the specific terms of the Proposed Transaction and the Agreement, (2) publicly available information concerning the Company and its affiliates that we believe to be relevant to our analysis, including the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 for the Company and certain of the Sprint affiliates, (3) publicly available information concerning Nextel and Nextel Partners, Inc. (“Nextel Partners”) that we believe to be relevant to our analysis, including the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and the Quarterly Report for the quarterly period ended September 30, 2004 for Nextel and Nextel Partners, (4) financial and operating information with respect to the business, operations and prospects of the Company, Nextel and their respective affiliates furnished to us by the Company and Nextel, respectively, including projections of the future financial performance of the Company and Nextel, (5) the trading histories of the Series 1 FON common stock of Sprint and Nextel Class A common stock from April 23, 2004 to the present and a comparison of those trading histories with each other and with those of other companies that we deemed relevant, (6) a comparison of the historical financial results and present financial condition of the Company and Nextel with each other and with those of other companies that we deemed relevant, (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, (8) the potential pro forma impact of the Proposed Transaction on the combined company, including cost savings and operating synergies (collectively, the “Estimated Synergies”) that the respective managements of the Company and Nextel expect to result from a combination of the businesses of the Company and Nextel, (9) the relative contributions of the Company and Nextel to the current and future financial performance of the combined company on a pro forma basis, (10) third party research analysts’ quarterly and annual earnings estimates and recommendations for the Company and Nextel and (11) the terms of certain existing agreements (i) between the Company and its affiliates, and (ii) Nextel and Nextel Partners, and the potential impact on the future financial performance of the combined company of the potential transactions with the Sprint affiliates and Nextel Partners contemplated by such agreements. In addition, we have had

B-1

discussions with the managements of the Company and Nextel and their representatives and advisors concerning their and their respective affiliates’ businesses, operations, assets, financial conditions and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of the Company and Nextel that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the projections of the Company and Nextel, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best current estimates and judgments of the Company and Nextel as to the future financial performance of the Company and Nextel, respectively, and, at the Company’s direction, we have relied upon such projections in performing our analysis. Upon the advice of the Company, we also have assumed that the amounts and timing of the Estimated Synergies are reasonable and that the Estimated Synergies will be realized substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Nextel and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Nextel. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

The Agreement contemplates the separation, after the effectiveness of the Merger, of the combined company’s incumbent local exchange carrier business (the “ILEC Separation”) from the other businesses of the combined company pursuant to a tax-free spin-off to the stockholders of the combined company. We have not been requested to opine as to, and our opinion does not in any manner address, the ILEC Separation, including the underlying business decision to proceed with or effect the ILEC Separation.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration to be paid by the Company in the Proposed Transaction is fair to the Company.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past, and have received customary fees for such services. In the ordinary course of our business, we actively trade in the debt and equity securities of the Company, Nextel, Nextel Partners, and certain of the Sprint affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

LEHMAN BROTHERS

B-2

Annex C

December 15, 2004

The Board of Directors

Sprint Corporation

6200 Sprint Parkway

Overland Park, Kansas 66251

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Sprint Corporation (“Sprint”) of the Merger Consideration (as defined below) to be paid by Sprint pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of December 15, 2004 (the “Merger Agreement”), among Sprint, Nextel Communications, Inc. (“Nextel”) and S-N Merger Corp. (“Sprint Merger Sub”). As more fully described in the Merger Agreement, (i) Nextel will be merged with Sprint Merger Sub (the “Merger”), (ii) each outstanding share of Class A common stock of Nextel will be converted into the right to receive an amount of cash equal to the Per Share Cash Amount (as defined in the Merger Agreement) and 1.28 shares of Series 1 common stock of Sprint (the “Sprint Series 1 Common Stock”) and (iii) each outstanding share of Class B non-voting common stock of Nextel will be converted into the right to receive an amount of cash equal to the Per Share Cash Amount and 1.28 shares of Sprint non-voting common stock (“Sprint Non-Voting Common Stock”) (the consideration set forth in clauses (ii) and (iii), which are subject to adjustment as provided in the Merger Agreement, the “Merger Consideration”). In addition, as more fully described in the Merger Agreement, each outstanding share of zero coupon convertible preferred stock due 2013 of Nextel will be converted into the right to receive one share of Sprint zero coupon convertible preferred stock.

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Sprint and certain senior officers and other representatives and advisors of Nextel concerning the businesses, operations and prospects of Sprint, the Sprint affiliates, Nextel and Nextel Partners, Inc. (“Nextel Partners”). We examined certain publicly available business and financial information relating to Sprint, the Sprint affiliates, Nextel and Nextel Partners as well as certain financial forecasts and other information and data relating to Sprint and Nextel which were provided to or otherwise reviewed by or discussed with us by the respective managements of Sprint and Nextel, including information relating to the potential strategic implications and operational benefits anticipated by the managements of Sprint and Nextel to result from the Merger. We reviewed the terms of certain existing agreements between (i) Sprint and the Sprint affiliates and (ii) Nextel and Nextel Partners. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Series 1 FON common stock of Sprint and Nextel Class A common stock; the historical and projected earnings and other operating data of Sprint and Nextel; and the capitalization and financial condition of Sprint and Nextel. We considered, to the extent publicly available, the financial terms of certain other transactions effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Sprint, the Sprint affiliates, Nextel and Nextel Partners. We also evaluated certain pro forma financial effects of the Merger on Sprint. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise

Citigroup Global Markets Inc.     388 Greenwich Street   New York, NY 10013

The Board of Directors
Sprint Corporation
December 15, 2004	Page 2

reviewed by or discussed with us. With respect to financial forecasts and other information and data relating to Sprint and Nextel provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of Sprint and Nextel that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Sprint and Nextel as to the future financial performance of Sprint and Nextel, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Merger and the other matters covered thereby. The Merger Agreement contemplates the separation, after the effectiveness of the Merger, of the combined company’s incumbent local exchange carrier business (the “ILEC Separation”) from the other businesses of the combined company pursuant to a tax-free spin-off to the stockholders of the combined company. We have not been requested to opine as to, and our opinion does not in any manner address, the ILEC Separation, including the underlying business decision to proceed with or effect the ILEC Separation. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Sprint or the contemplated benefits of the Merger. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We are not expressing any opinion as to what the value of Sprint Series 1 Common Stock or Sprint Non-Voting Common Stock actually will be when issued pursuant to the Merger or the price at which Sprint Series 1 Common Stock or Sprint Non-Voting Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Sprint, the Sprint affiliates, Nextel or Nextel Partners nor have we made any physical inspection of the properties or assets of Sprint, the Sprint affiliates, Nextel or Nextel Partners. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Sprint, nor were we requested to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for Sprint or the effect of any other transaction in which Sprint might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to Sprint in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We and our affiliates in the past have provided, and are currently providing, services to Sprint, certain Sprint affiliates, Nextel and Nextel Partners unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, having acted as (a) financial advisor to Sprint on the sale of its publishing business to R.H. Donnelley Corporation in January 2003, (b) lender and joint lead arranger with respect to the bank financing (aggregate principal amount $1.0 billion) of Sprint in June 2004, (c) lead arranger in two current securitization facilities totaling $1.2 billion for Sprint, (d) lender under credit facilities of certain Sprint affiliates and lead manager on bond offerings for certain Sprint affiliates, (e) co-manager with respect to the offerings by Nextel of $500 million of its 6.875% Senior Serial Redeemable Notes due 2013 in October 2003 and $500 million of its 5.95% Senior Serial Redeemable Notes due 2014 in March 2004 and (f) lender and joint lead arranger with respect to the bank financing (aggregate principal amount $6.2 billion) of Nextel in July 2004. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Sprint, AirGate PCS, Inc., Alamosa Holdings, Inc., UbiquiTel Inc., US Unwired Inc., Horizon PCS, Inc., iPCS Wireless, Inc., Nextel or Nextel Partners for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Sprint, the Sprint affiliates, Nextel and Nextel Partners.

The Board of Directors
Sprint Corporation
December 15, 2004	Page 3

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Sprint in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid by Sprint in the Merger is fair, from a financial point of view, to Sprint.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

Annex D

December 15, 2004

Member of the Board of Directors

Nextel Communications, Inc.

2001 Edmund Halley Drive

Reston, VA 20191

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Class A common stock, par value $0.001 per share (the “Company Class A Common Stock”), of Nextel Communications, Inc. (the “Company”) of the Merger Consideration (as defined below) to be paid to such holders in the proposed merger (the “Merger”) of the Company with and into a wholly-owned subsidiary of Sprint Corporation (“Sprint”).

Pursuant to the Agreement and Plan of Merger, dated as of December 15, 2004 (the “Agreement”), by and among the Company, Sprint and S-N Merger Corp., a Delaware corporation wholly owned by Sprint, among other things, the Company will become a wholly owned subsidiary of Sprint, and each outstanding share of Company Class A Common Stock will be converted into the right to receive (i) 1.28 shares of Series 1 common stock, par value $2.00 per share (the “Sprint Common Stock”), of Sprint, together with the associated preferred share purchase rights attached thereto (the “Stock Consideration”) and (ii) an amount in cash equal to 0.02 multiplied by the average of the per share closing sales price of shares of Sprint Common Stock on The New York Stock Exchange Composite Transactions Reporting System during the 20 trading day period ending on (and including) the date of the closing of the Merger (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). The Merger Consideration is subject to adjustment as provided in the Agreement. Sprint and its subsidiaries after the Merger (including Nextel) are sometimes referred to herein as the “Resulting Company.” The Agreement also provides that Sprint and Nextel intend that the Resulting Company will, after the effective time of the Merger, separate the incumbent local exchange carrier business (the “ILEC Business”) of the Resulting Company from the other businesses of the Resulting Company pursuant to a spin-off of the entity or entities engaged in the ILEC Business in a tax-free distribution to stockholders of the Resulting Company (the “Spin-Off”). The terms and conditions of the Merger are more fully set forth in the Agreement.

In connection with this opinion, we have reviewed, among other things, (i) the Agreement; (ii) certain publicly available business and financial information concerning the Company and Sprint and the industries in which they operate and (iii) certain internal financial analyses and forecasts for the Company and Sprint prepared by their respective managements, including the estimated amount and timing of certain cost savings and operating synergies projected by the managements of the Company and Sprint to result from the Merger (the “Synergies”). We also have held discussions with members of the senior managements of the Company and Sprint regarding their assessment of the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations,

The Board of Directors
Nextel Communications, Inc.
December 15, 2004
Page 2

financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Company Class A Common Stock and the Sprint Common Stock, compared certain financial and stock market information for the Company and Sprint with similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations we deemed relevant and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by or for us. We have not made any valuation or appraisal of any assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Company, Sprint or any of their respective subsidiaries or affiliates, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company, Sprint and the Resulting Company to which such analyses or forecasts relate. You have advised us, and we have assumed, that the Merger will qualify as a tax-free reorganization and that the transactions contemplated by the Agreement will be consummated in compliance with all applicable laws. We have relied as to all legal matters relevant to rendering our opinion upon advice of counsel for the Company. We have also assumed that the Merger and the other transactions contemplated by the Agreement will be consummated without waiver of any material terms or conditions set forth in the Agreement. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger and the other transactions contemplated by the Agreement will be obtained without any adverse effect on the Company, Sprint or the Resulting Company or on the contemplated benefits of the Merger in any way meaningful to our analysis. You have also advised us, and we have assumed, that any third party contractual rights arising as a result of the Merger and the other transactions contemplated by the Agreement will not have any adverse effect on the Resulting Company or on the contemplated benefits of the Merger. Our opinion is necessarily based on economic, market, tax, legal and other conditions as in effect on, and the information made available to us as of, the date hereof. We have assumed, for purposes of giving this opinion, that all the facts, circumstances and conditions in any way relating to the determination of the Merger Consideration (including any adjustments thereto) in existence as of the date hereof shall be the same facts, circumstances and conditions in existence at the effective time of the Merger. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

Our opinion is directed only to the fairness from a financial point of view to the holders of the Company Class A Common Stock of the Merger Consideration to be paid to such holders in the proposed Merger, without taking into account the possible effects of the Spin-Off or any other future transaction of the Resulting Company, and does not address the underlying decision by the Company to engage in the Merger or any of the transactions related thereto. We are expressing no opinion herein as to the Spin-Off or to the prices at which the shares of Company Class A Common Stock or Sprint Common Stock will trade at any future time. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Merger and such opinion does not constitute a recommendation as to how any holder of shares of Company Class A Common Stock should vote with respect to the Merger. We

The Board of Directors
Nextel Communications, Inc.
December 15, 2004
Page 3

note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions, as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Merger contemplated by the Agreement. We expect to receive fees for our services in connection with the Merger, the principal portion of which are contingent upon the consummation of the Merger, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we and our affiliates have provided certain investment banking services to the Company from time to time, including having acted as lead manager of a public offering for the Company’s 9.5% Senior Serial Redeemable Notes due 2011 (aggregate principal amount $1,250,000,000) in January 2001; as co-lead manager of a public offering for the Company’s 7.375% Serial Redeemable Notes due 2015 (aggregate principal amount $1,000,000,000) in July 2003; as lead manager of a public offering for the Company’s 6.875% Notes due 2013 (aggregate principal amount $500,000,000) in October 2003; and as sole manager of a public offering for NII Holdings Inc.’s 3,000,000 shares of Common Stock (aggregate principal amount $212,000,000) in November 2003. Our commercial bank affiliate is also a lender under credit facilities of the Company. We and our affiliates also have provided certain investment banking services to Sprint from time to time, including acting as co-manager of a public offering of 4,800,000 shares of Common Stock of Alamosa Holdings Inc. (an affiliate of Sprint) (aggregate principal amount $71,000,000) in November 2001. We also may provide investment banking services to the Company and Sprint in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company and Sprint and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Sprint for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid to the holders of Company Class A Common Stock in the proposed Merger is fair from a financial point of view to such holders.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

(GOLDMAN, SACHS & CO.)

Annex E

December 15, 2004

The Board of Directors

Nextel Communications, Inc.

2001 Edmund Halley Drive

Reston, VA 20191

Members of the Board of Directors:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Class A common stock, par value $0.001 per share (the “Company Class A Common Stock”), of Nextel Communications, Inc. (the “Company”) of the Merger Consideration (as defined below) to be paid to such holders in the proposed merger (the “Merger”) of the Company with and into a wholly-owned subsidiary of Sprint Corporation (“Sprint”).

Pursuant to the Agreement and Plan of Merger, dated as of December 15, 2004 (the “Agreement”), by and among the Company, Sprint and S-N Merger Corp., a Delaware corporation wholly owned by Sprint, among other things, the Company will become a wholly owned subsidiary of Sprint, and each outstanding share of Company Class A Common Stock will be converted into the right to receive (i) 1.28 shares of Series 1 common stock, par value $2.00 per share (the “Sprint Common Stock”), of Sprint, together with the associated preferred share purchase rights attached thereto (the “Stock Consideration”) and (ii) an amount in cash equal to 0.02 multiplied by the average of the per share closing sales price of shares of Sprint Common Stock on The New York Stock Exchange Composite Transactions Reporting System during the 20 trading day period ending on (and including) the date of the closing of the Merger (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). The Merger Consideration is subject to adjustment as provided in the Agreement. Sprint and its subsidiaries after the Merger (including Nextel) are sometimes referred to herein as the “Resulting Company.” The Agreement also provides that Sprint and Nextel intend that the Resulting Company will, after the effective time of the Merger, separate the incumbent local exchange carrier business (the “ILEC Business”) of the Resulting Company from the other businesses of the Resulting Company pursuant to a spin-off of the entity or entities engaged in the ILEC Business in a tax-free distribution to stockholders of the Resulting Company (the “Spin-Off”). The terms and conditions of the Merger are more fully set forth in the Agreement.

In connection with this opinion, we have reviewed, among other things, (i) the Agreement; (ii) certain publicly available business and financial information concerning the Company and Sprint and the industries in which they operate and (iii) certain internal financial analyses and forecasts for the Company and Sprint prepared by their respective managements, including the estimated amount and timing of certain cost savings and operating synergies projected by the managements of the Company and Sprint to result from the Merger (the “Synergies”). We also have held discussions with members of the senior managements of the Company and Sprint regarding their assessment of the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have

J.P. Morgan Securities Inc. 277 Park Avenue, Floor 3, New York, NY 10172

The Board of Directors
Nextel Communications, Inc.
December 15, 2004
Page 2

reviewed the reported price and trading activity for the Company Class A Common Stock and the Sprint Common Stock, compared certain financial and stock market information for the Company and Sprint with similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations we deemed relevant and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by or for us. We have not made any valuation or appraisal of any assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Company, Sprint or any of their respective subsidiaries or affiliates, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company, Sprint and the Resulting Company to which such analyses or forecasts relate. You have advised us, and we have assumed, that the Merger will qualify as a tax-free reorganization and that the transactions contemplated by the Agreement will be consummated in compliance with all applicable laws. We have relied as to all legal matters relevant to rendering our opinion upon advice of counsel for the Company. We have also assumed that the Merger and the other transactions contemplated by the Agreement will be consummated without waiver of any material terms or conditions set forth in the Agreement. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger and the other transactions contemplated by the Agreement will be obtained without any adverse effect on the Company, Sprint or the Resulting Company or on the contemplated benefits of the Merger in any way meaningful to our analysis. You have also advised us, and we have assumed, that any third party contractual rights arising as a result of the Merger and the other transactions contemplated by the Agreement will not have any adverse effect on the Resulting Company or on the contemplated benefits of the Merger.

Our opinion is necessarily based on economic, market, tax, legal and other conditions as in effect on, and the information made available to us as of, the date hereof. We have assumed, for purposes of giving this opinion, that all the facts, circumstances and conditions in any way relating to the determination of the Merger Consideration (including any adjustments thereto) in existence as of the date hereof shall be the same facts, circumstances and conditions in existence at the effective time of the Merger. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

Our opinion is directed only to the fairness from a financial point of view to the holders of the Company Class A Common Stock of the Merger Consideration to be paid to such holders in the proposed Merger, without taking into account the possible effects of the Spin-Off or any other future transaction of the Resulting Company, and does not address the underlying decision by the Company to engage in the Merger or any of the transactions related thereto. We are expressing no opinion herein as to the Spin-Off or to the prices at which the shares of Company Class A Common Stock or Sprint Common Stock will trade at any future time. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Merger and such opinion does not constitute a recommendation as to how any holder of shares of Company Class A Common Stock should vote with respect to the Merger. We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

The Board of Directors
Nextel Communications, Inc.
December 15, 2004
Page 3

We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Merger is consummated. We and our affiliates have performed in the past, and may perform in the future, a variety of investment banking and commercial banking services for each of the Company and Sprint for which we may receive customary fees. Specifically, our commercial bank affiliate is an agent bank and lender under credit facilities of each of the Company and Sprint. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or Sprint for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid to the holders of Company Class A Common Stock in the proposed Merger is fair from a financial point of view to such holders.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

/s/ J.P. MORGAN SECURITIES INC.

J.P. Morgan Securities Inc.

035423

Annex F

LAZARD FRÈRES & CO. LLC
30 ROCKEFELLER PLAZA
NEW YORK, NY 10020
PHONE 212-632-6000
www.lazard.com

December 15, 2004

The Board of Directors

Nextel Communications, Inc.

2001 Edmund Halley Drive

Reston, VA 20191

Members of the Board of Directors:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Class A common stock, par value $0.001 per share (the “Company Class A Common Stock”), of Nextel Communications, Inc. (the “Company”) of the Merger Consideration (as defined below) to be paid to such holders in the proposed merger (the “Merger”) of the Company with and into a wholly-owned subsidiary of Sprint Corporation (“Sprint”).

Pursuant to the Agreement and Plan of Merger, dated as of December 15, 2004 (the “Agreement”), by and among the Company, Sprint and S-N Merger Corp., a Delaware corporation wholly owned by Sprint, among other things, the Company will become a wholly owned subsidiary of Sprint, and each outstanding share of Company Class A Common Stock will be converted into the right to receive (i) 1.28 shares of Series 1 common stock, par value $2.00 per share (the “Sprint Common Stock”), of Sprint, together with the associated preferred share purchase rights attached thereto (the “Stock Consideration”) and (ii) an amount in cash equal to 0.02 multiplied by the average of the per share closing sales price of shares of Sprint Common Stock on The New York Stock Exchange Composite Transactions Reporting System during the 20 trading day period ending on (and including) the date of the closing of the Merger (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). The Merger Consideration is subject to adjustment as provided in the Agreement. Sprint and its subsidiaries after the Merger (including Nextel) are sometimes referred to herein as the “Resulting Company.” The Agreement also provides that Sprint and Nextel intend that the Resulting Company will, after the effective time of the Merger, separate the incumbent local exchange carrier business (the “ILEC Business”) of the Resulting Company from the other businesses of the Resulting Company pursuant to a spin-off of the entity or entities engaged in the ILEC Business in a tax-free distribution to stockholders of the Resulting Company (the “Spin-Off”). The terms and conditions of the Merger are more fully set forth in the Agreement.

In connection with this opinion, we have reviewed, among other things, (i) the Agreement; (ii) certain publicly available business and financial information concerning the Company and Sprint and the industries in which they operate and (iii) certain internal financial analyses and forecasts for the Company and Sprint prepared by their respective managements, including the estimated amount and timing of certain cost savings and operating synergies projected by the managements of the Company and Sprint to result from the Merger (the “Synergies”). We also have held discussions with members of the senior managements of the Company and Sprint regarding their assessment of the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Company Class A Common Stock and the Sprint Common Stock, compared certain financial and stock market information for the Company and Sprint with

PARIS	LONDON	NEW YORK	BERLIN	BOMBAY	CAIRO	CHICAGO	FRANKFURT	HAMBURG	HONG KONG	MADRID

MILAN	MONTREAL	NEW DELHI	ROME	SAN FRANCISCO	SEOUL	SINGAPORE	STOCKHOLM	SYDNEY	TOKYO	TORONTO

The Board of Directors
Nextel Communications, Inc.
December 15, 2004
Page 2

similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations we deemed relevant and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by or for us. We have not made any valuation or appraisal of any assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Company, Sprint or any of their respective subsidiaries or affiliates, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company, Sprint and the Resulting Company to which such analyses or forecasts relate. You have advised us, and we have assumed, that the Merger will qualify as a tax-free reorganization and that the transactions contemplated by the Agreement will be consummated in compliance with all applicable laws. We have relied as to all legal matters relevant to rendering our opinion upon advice of counsel for the Company. We have also assumed that the Merger and the other transactions contemplated by the Agreement will be consummated without waiver of any material terms or conditions set forth in the Agreement. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger and the other transactions contemplated by the Agreement will be obtained without any adverse effect on the Company, Sprint or the Resulting Company or on the contemplated benefits of the Merger in any way meaningful to our analysis. You have also advised us, and we have assumed, that any third party contractual rights arising as a result of the Merger and the other transactions contemplated by the Agreement will not have any adverse effect on the Resulting Company or on the contemplated benefits of the Merger.

Our opinion is necessarily based on economic, market, tax, legal and other conditions as in effect on, and the information made available to us as of, the date hereof. We have assumed, for purposes of giving this opinion, that all the facts, circumstances and conditions in any way relating to the determination of the Merger Consideration (including any adjustments thereto) in existence as of the date hereof shall be the same facts, circumstances and conditions in existence at the effective time of the Merger. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

Our opinion is directed only to the fairness from a financial point of view to the holders of the Company Class A Common Stock of the Merger Consideration to be paid to such holders in the proposed Merger, without taking into account the possible effects of the Spin-Off or any other future transaction of the Resulting Company, and does not address the underlying decision by the Company to engage in the Merger or any of the transactions related thereto. We are expressing no opinion herein as to the Spin-Off or to the prices at which the shares of Company Class A Common Stock or Sprint Common Stock will trade at any future time. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Merger and such opinion does not constitute a recommendation as to how any holder of shares of Company Class A Common Stock should vote with respect to the Merger. We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

Lazard Frères & Co. LLC is acting as investment banker to the Company in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Merger.

The Board of Directors
Nextel Communications, Inc.
December 15, 2004
Page 3

We have in the past provided to the Company, and may in the future provide to the Company or Sprint, investment banking services for which we may receive customary fees. Lazard Frères & Co. LLC provides a full range of financial advisory and other services and, in the course of our business, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Sprint for our own account and for the accounts of clients and customers, and, accordingly, may hold a long or short position in such securities and may provide advisory and other services in the future.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid to the holders of Company Class A Common Stock in the proposed Merger is fair from a financial point of view to such holders.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.

Very truly yours,

LAZARD FRÈRES & CO. LLC

By: /s/    LAURENCE GRAFSTEIN

       Laurence Grafstein

       Managing Director

Annex G

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

SPRINT NEXTEL CORPORATION

1. The name of the Corporation before these Amended and Restated Articles of Incorporation were filed was Sprint Corporation. The Corporation was originally incorporated in the State of Kansas on November 15, 1938 under the name of United Utilities, Inc.

2. The Board of Directors of the Corporation adopted resolutions (i) providing for the adoption of these Amended and Restated Articles of Incorporation of the Corporation, which amend and restate the Corporation’s Articles of Incorporation in their entirety, and (ii) declaring the advisability of these Amended and Restated Articles of Incorporation of the Corporation. The resolutions further directed that these Amended and Restated Articles of Incorporation be submitted to the stockholders of the Corporation for their consideration and approval at the 2005 annual meeting of stockholders.

3. Pursuant to the resolutions and to notice and in accordance with the bylaws of the Corporation and the laws of the State of Kansas, the meeting of stockholders was held and the stockholders considered these Amended and Restated Articles of Incorporation.

4. At the meeting, these Amended and Restated Articles of Incorporation were duly adopted in accordance with the provisions of K.S.A. Section 17 -6605.

5. These Amended and Restated Articles of Incorporation of the Corporation became effective upon filing pursuant to the laws of the State of Kansas.

6. At the time of effectiveness of these Amended and Restated Articles of Incorporation of the Corporation, (i) the FON Common Stock, Series 1, par value $2.00 per share, of the Corporation was hereby automatically redesignated and changed into Common Stock, Series 1, par value $2.00 per share, of the Corporation, and (ii) the FON Common Stock, Series 2, par value $2.00 per share, of the Corporation was hereby automatically redesignated and changed into Common Stock, Series 2, par value $2.00 per share, of the Corporation.

7. At the time of effectiveness of these Amended and Restated Articles of Incorporation of the Corporation, the text of the Articles of Incorporation of the Corporation, as previously restated and amended, was hereby amended and restated to read in its entirety as follows:

FIRST

The name of the Corporation is SPRINT NEXTEL CORPORATION.

SECOND

The Corporation is organized for profit, and the purpose for which it is formed is to engage in any lawful act or activity for which corporations may be organized under the Kansas General Corporation Code (the “General Corporation Code”).

THIRD

The Corporation’s registered office is located at 200 S.W. 30th Street, Topeka, Shawnee County, Kansas 66611; Corporation Service Company is the registered agent at said address.

FOURTH

The Corporation shall have perpetual existence.

FIFTH

Section 1. Number of Directors. The number of Directors shall not be less than eight nor more than 20 as may be determined from time to time by the affirmative vote of a majority of the Board of Directors.

Section 2. Election of Directors. (a) The holders of Voting Securities of the Corporation shall have the right to elect that number of Directors equal to the excess of (x) the total number of Directors over (y) the number of Directors, if any, that the holders of Preferred Stock, voting separately by class or series, are entitled to elect in accordance with the provisions of ARTICLE SIXTH.

(b) Whenever the holders of any one or more series of Preferred Stock shall have the right, voting separately by class or series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of these Amended and Restated Articles of Incorporation of the Corporation (as further amended, restated or modified from time to time, these “Articles of Incorporation”) applicable thereto.

Section 3. Term of Office. (a) Each Director of the Corporation shall be elected for a one-year term. A Director shall hold office until the next annual meeting of stockholders and until a successor has been elected and qualified to serve, except in case of the Director’s prior death, resignation, retirement, disqualification or removal from office.

(b) Except as provided in Section 2(b), any vacancy on the Board of Directors (whether resulting from an increase in the total number of Directors, the departure of one of the Directors or otherwise) may be filled by the affirmative vote of a majority of the Directors then in office, provided that at any time when there is only one such Director so elected and then serving, such Director may fill such vacancy and, provided further, that at any time when there are no such Directors then serving, the stockholders entitled to elect the Director who will fill such vacancy shall have the right to fill such vacancy.

Section 4. Rights, Powers, Duties, Rules and Procedures; Amendment of Bylaws. (a) Except to the extent prohibited by law or as set forth in these Articles of Incorporation or the Bylaws, the Board of Directors shall have the right (which, to the extent exercised, shall be exclusive) to establish the rights, powers, duties, rules and procedures that from time to time shall govern the Board of Directors and each of its members, including, without limitation, the vote required for any action by the Board of Directors, and that from time to time shall affect the Directors’ power to manage the business and affairs of the Corporation. Except to the extent required by law or as set forth in these Articles of Incorporation or the Bylaws, no Bylaw shall be adopted by stockholders which shall impair or impede the implementation of the foregoing.

(b) The Board of Directors is expressly authorized and empowered, in the manner provided in the Bylaws of the Corporation, to adopt, amend and repeal the Bylaws of the Corporation in any respect to the full extent permitted by the General Corporation Code not inconsistent with the General Corporation Code or with these Articles of Incorporation.

Section 5. Definitions. Certain capitalized terms used in this ARTICLE FIFTH without definition have the meanings set forth in Section 9 of ARTICLE SIXTH.

SIXTH

Section 1. Authorized Shares. The total number of shares of capital stock which may be issued by the Corporation is 6,620,000,000, and the designation of each class or series, the number of authorized shares of each class or series and the par value of the shares of each class or series, are as follows:

Designation	Class	Series	No. of Shares	Par Value
The “Series 1 Common Stock”	Common Stock	Series 1	6,000,000,000	$2.00 per share
The “Series 2 Common Stock”	Common Stock	Series 2	500,000,000	$2.00 per share
The “Non-Voting Common Stock”	Non-Voting Common Stock		100,000,000	$0.01 per share
The “Preferred Stock”	Preferred Stock	See Section 10 below	20,000,000	No par value

Section 2. General Provisions.

Section 2.1. Preemptive Rights; Cumulative Voting. No holder of shares of capital stock of any class or series of the Corporation or holder of any security or obligation convertible into shares of capital stock of any class or series of the Corporation shall have any preemptive right whatsoever to subscribe for, purchase or otherwise acquire shares of capital stock of any class or series of the Corporation, whether now or hereafter authorized; provided that this provision shall not (i) prohibit the Corporation from granting, contractually or otherwise, to any such holder, rights similar to preemptive rights entitling such holder to purchase additional securities of the Corporation or (ii) otherwise limit or otherwise modify any rights of any such holder pursuant to any such contract or other agreement. Stockholders of the Corporation shall not be entitled to cumulative voting of their shares in elections of Directors.

Section 2.2. Redemption of Shares Held by Aliens. Notwithstanding any other provision of these Articles of Incorporation to the contrary, outstanding shares of Voting Common Stock Beneficially Owned by Aliens may be redeemed by the Corporation, by action duly taken by the Board of Directors (with the approval of a majority of the Continuing Directors (as defined in ARTICLE SEVENTH) at a meeting at which at least seven Continuing Directors are present, except that no such approval of the Continuing Directors shall be required if: (i) the Fair Price Provisions have been deleted in their entirety or (ii) the transaction in question is not a “Business Combination” within the meaning of the Fair Price Provisions), to the extent necessary or advisable, in the judgment of the Board of Directors, for the Corporation or any of its Subsidiaries to comply with the requirements of Section 310.

The terms and conditions of such redemption shall be as follows, subject in any case to any other rights of a particular Alien or of the Corporation pursuant to any contract or agreement between such Alien and the Corporation:

(a) except as provided in Section 2.2(f), the redemption price of the shares to be redeemed pursuant to this Section 2.2 shall be equal to the Market Price of such shares on the third Business Day before the date notice of such redemption is given pursuant to Section 2.2(d), provided that, except as provided in Section 2.2(f), such redemption price as to any Alien who purchased such shares of Voting Common Stock after November 21, 1995 and within one year before the Redemption Date shall not (unless otherwise determined by the Board of Directors) exceed the purchase price paid by such Alien for such shares;

(b) the redemption price of such shares may be paid in cash, Redemption Securities or any combination thereof;

(c) if less than all of the shares Beneficially Owned by Aliens are to be redeemed, the shares to be redeemed shall be selected in such manner as shall be determined by the Board of Directors, which may include selection first of the most recently purchased shares thereof, selection by lot or selection in any other manner determined by the Board of Directors to be equitable;

(d) the Corporation shall give notice of the Redemption Date at least 30 days before the Redemption Date to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder) by delivering a written notice by first class mail, postage pre-paid, to the holders of record of the shares selected to be redeemed, addressed to such holders at their last address as shown upon the stock transfer books of the Corporation (each such notice of redemption specifying the date fixed for redemption, the redemption price, the place or places of payment and that payment will be made upon presentation and surrender of the certificates representing such shares), provided that the Redemption Date may be the date on which written notice is given to record holders if the cash or Redemption Securities necessary to effect the redemption have been deposited in trust for the benefit of such record holders and subject to immediate withdrawal by them upon surrender of the stock certificates for their shares to be redeemed;

(e) on the Redemption Date, unless the Corporation shall have defaulted in paying or setting aside for payment the cash or Redemption Securities payable upon such redemption, any and all rights of Aliens in respect of shares so redeemed (including without limitation any rights to vote or participate in dividends), shall cease and terminate, and from and after such Redemption Date such Aliens shall be entitled only to receive the cash or Redemption Securities payable upon redemption of the shares to be redeemed; and

(f) such other terms and conditions as the Board of Directors shall determine to be equitable, provided that, if any shares of Series 2 Common Stock are redeemed pursuant to this Section 2.2, the redemption price of any such shares redeemed shall be the Market Price of a share of Series 1 Common Stock on the Redemption Date.

Any notice that is mailed as herein provided shall be conclusively presumed to have been duly given, whether or not the holder of shares to be redeemed received such notice, and failure to give such notice by mail, or any defect in such notice, to holders of shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares.

Section 2.3. Beneficial Ownership Inquiry. (a) The Corporation may by written notice require a Person that is a holder of record of Voting Common Stock or that the Corporation knows to have, or has reasonable cause to believe has, Beneficial Ownership of Voting Common Stock, to certify that, to the knowledge of such Person:

(i) no Voting Common Stock as to which such Person has record ownership or Beneficial Ownership is Beneficially Owned by Aliens; or

(ii) the number and series of shares of Voting Common Stock owned of record or Beneficially Owned by such Person that are owned of record or Beneficially Owned by Persons that are Aliens are as set forth in such certificate.

(b) With respect to any Voting Common Stock identified by such Person in response to Section 2.3(a)(ii) above, the Corporation may require such Person to provide such further information as the Corporation may reasonably require in order to implement the provisions of Section 2.2.

(c) For purposes of applying Section 2.2 with respect to any Voting Common Stock, if any Person fails to provide the certificate or other information to which the Corporation is entitled pursuant to this Section 2.3, the Corporation in its sole discretion may presume that the Voting Common Stock in question is, or is not, Beneficially Owned by Aliens.

Section 2.4. Factual Determinations. The Board of Directors shall have the power and duty to construe and apply the provisions of Sections 2.2 and 2.3 and, with respect to shares of Voting Common Stock, to make all determinations necessary or desirable to implement such provisions, including but not limited to: (a) the number of shares of Voting Common Stock that are Beneficially Owned by any Person; (b) whether a Person is an Alien; (c) the application of any other definition of these Articles of Incorporation to the given facts; and (d) any other matter relating to the applicability or effect of Section 2.2.

Section 3. Voting Powers.

Section 3.1. General. (a) Except as otherwise provided by law or as expressly set forth in ARTICLE FIFTH and this ARTICLE SIXTH, each share of Voting Common Stock shall be entitled to vote, as provided in Section 3.2, on all matters in respect of which the holders of Voting Common Stock are entitled to vote, and, except as otherwise provided by the terms of any outstanding Non-Voting Stock or any outstanding series of Preferred Stock, the holders of Voting Common Stock shall vote together with the holders of all other classes or series of capital stock which have general voting power on all such matters as a single class; provided, however, that holders of Voting Common Stock, voting together as a separate class in accordance with Section 3.2(b), shall be entitled to vote upon a proposed amendment to these Articles of Incorporation if such amendment would (A) increase or decrease the aggregate number of authorized shares of Voting Common Stock, (B) increase or decrease the par value of the shares of Voting Common Stock or (C) alter or change the powers, preferences or special rights of the shares of Voting Common Stock so as to affect them adversely.

(b) Except as otherwise provided by law, the holders of Non-Voting Common Stock shall have no right to vote on any matters to be voted on by the stockholders of the Corporation, provided that the holders of Non-Voting Common Stock shall have the right to vote, as a separate class, on any Fundamental Change in which shares of Non-Voting Common Stock would be treated differently from shares of Series 1 Common Stock (other than a Fundamental Change in which the only difference in such treatment is that the holders of Series 1 Common Stock would be entitled to receive equity securities with full voting rights and the holders of Non-Voting Common Stock would be entitled to receive equity securities that have voting rights substantially identical to the voting rights of the Non-Voting Common Stock and that are convertible (i) with respect to holders of Non-Voting Common Stock other than Motorola, upon any Voting Conversion Event or (ii) with respect to Motorola, upon a Motorola Conversion Event, in each case on a share for share basis into the Voting Securities to which the holders of the Series 1 Common Stock are entitled, but which are otherwise identical to such Voting Securities).

(c) The Board of Directors is authorized to adopt resolutions requiring the approval of any class or series of capital stock, alone or together with any other class or series of capital stock, as a condition precedent, or condition subsequent, to the approval, adoption, authorization or consummation of any action, transaction or any other matter by or involving the Corporation, and no provision contained in these Articles of Incorporation shall be interpreted to limit or restrict such authority in any way.

Section 3.2. Number of Votes. (a) Except in those situations specified in paragraphs (b) and (c) of this Section 3.2, on each matter to be voted on by the holders of Voting Common Stock,

(i) each outstanding share of Series 1 Common Stock is entitled to one vote; and

(ii) each outstanding share of Series 2 Common Stock is entitled to 10% of one vote.

(b) In any vote in which holders of Voting Common Stock are entitled, either by law or by the provisions of these Articles of Incorporation, to vote together as a separate class and are voting as a separate class, each outstanding share of Voting Common Stock is entitled to one vote, provided that in any vote in which the holders of Voting Common Stock vote together as a separate class solely because the shares of Voting Common Stock are the only Voting Securities of the Corporation that are outstanding, or are the only securities of the Corporation entitled to vote on such matter, and neither the law nor these Articles of Incorporation entitle the Voting Common Stock to vote as a separate class, the vote per share in Section 3.2(a) shall apply.

(c) In addition to the foregoing provisions of this Section 3, (i) if shares of only one series of Voting Common Stock are outstanding on the record date for determining the holders of Voting Common Stock entitled to vote on any matter, then each share of that series shall be entitled to one vote and (ii) if any series of Voting Common Stock votes as a single class with respect to any matter, each share of that series shall, for purposes of such vote, be entitled to one vote on such matter.

(d) In any vote in which the holders of the Non-Voting Common Stock are entitled, either by law or by the provisions of these Articles of Incorporation, to vote together as a separate class and are voting as a separate class, each share of Non-Voting Common Stock shall be entitled to one vote.

Section 4. Liquidation Rights. If any voluntary or involuntary liquidation, dissolution or winding up of the Corporation occurs, then after payment or provision for payment of the debts and other liabilities of the Corporation, including the liquidation preferences of any series of Preferred Stock, the holders of Corporation Common Stock shall be entitled to receive the remaining assets of the Corporation on a pro rata basis. Neither the merger nor consolidation of the Corporation, nor the transfer of all or part of its assets, shall be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Corporation within the meaning of this Section 4.

Section 5. Dividends. Dividends may be declared and paid upon each class and series of Corporation Common Stock, subject to the limitations provided for in this Section 5 and in Section 10, as the Board of Directors may determine.

Section 5.1. Generally. Dividends on Corporation Common Stock may be declared and paid only out of the funds of the Corporation legally available therefor.

The holders of shares of any Applicable Stock shall be entitled to receive, when and if declared by the Board of Directors in accordance with this Section 5.1, dividends in respect of such Applicable Stock equivalent on a per share basis to those payable on any Other Stock. Dividends on shares of Applicable Stock shall be payable on the same date fixed for payment of the corresponding dividend on shares of the Other Stock and shall be in an amount per share equal to the full per share amount of any cash dividend paid on shares of such Other Stock, plus the full per share amount (payable in kind) of any non cash dividend paid on shares of such Other Stock, provided that if the Corporation shall declare and pay any dividend on shares of any Other Stock payable in shares of such Other Stock, or in options, warrants or rights to acquire shares of such Other Stock, or in securities convertible into or exchangeable for shares of such Other Stock, then in each case, the Corporation shall declare and pay, at the same time that it declares and pays any such dividend, an equivalent dividend per share on the Applicable Stock payable in shares of such Applicable Stock, or equivalent corresponding options, warrants or rights to acquire shares of such Applicable Stock, or equivalent corresponding securities convertible into or exchangeable for shares of such Applicable Stock.

Section 5.2. Share Distributions. Subject to this Section 5, the Board of Directors may declare and pay dividends or distributions of shares of Corporation Common Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of Corporation Common Stock) on shares of Corporation Common Stock or shares of Preferred Stock only as follows: dividends or distributions of (a) shares of Series 1 Common Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of Series 1 Common Stock) on shares of Series 1 Common Stock, as well as on Preferred Stock, (b) shares of Series 2 Common Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of Series 2 Common Stock) on shares of Series 2 Common Stock, as well as on Preferred Stock and (c) shares of Non-Voting Common Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of Non-Voting Common Stock) on shares of Non-Voting Common Stock, as well as on Preferred Stock.

Section 6. No Dilution or Impairment; Certain Tender Offers.

        (a) No reclassification, subdivision or combination of the outstanding shares of Applicable Stock shall be effected directly or indirectly (including, without limitation, any reclassification, subdivision or combination effected pursuant to a consolidation, merger or liquidation) unless at the same time shares of each Other Stock are reclassified, subdivided or combined on an equal per share basis so that the holders of shares of each Other Stock (i) are entitled, in the aggregate, to a number of Votes representing the same percentage of the Voting Power of the Corporation relative to such Applicable Stock as were represented by the shares of such Other

Stock outstanding immediately before such reclassification, subdivision or combination and (ii) maintain all of the rights associated with such Other Stock set forth in these Articles of Incorporation, including without limitation the right to receive dividends and other distributions (including liquidating and other distributions) that are equivalent to those payable per share in respect of shares of such Applicable Stock, subject to the limitations, restrictions and conditions on such rights contained herein.

(b) Without limiting the generality of the foregoing, in the case of any consolidation or merger of the Corporation with or into any other entity (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Series 1 Common Stock) or any reclassification of the Series 1 Common Stock into any other form of capital stock of the Corporation, whether in whole or in part, each holder of Series 2 Common Stock, shall, after such consolidation, merger or reclassification, have the right (but not the obligation), by notice delivered to the Corporation or any successor thereto within 90 days after the consummation of such consolidation, merger or reclassification, to convert each share of Series 2 Common Stock held by such holder into the kind and amount of shares of stock and other securities and property which such holder would have been entitled to receive upon such consolidation, merger or reclassification if such holder had converted its shares of Series 2 Common Stock into Series 1 Common Stock immediately before such merger, consolidation or reclassification. The Corporation shall not effect, directly or indirectly, any such reclassification, subdivision or combination of outstanding shares of Series 1 Common Stock unless it delivers to the holders of Series 2 Common Stock written notice of its intent to take such action at least ten Business Days before taking such action.

(c) Exclusionary Tender Offers. If the Board of Directors shall determine not to oppose a tender offer by a Person other than a Cable Holder for Voting Securities of the Corporation representing not less than 35% of the Voting Power of the Corporation, and the terms of such tender offer do not permit the holders of Series 2 Common Stock to sell an equal or greater percentage of their shares as the holders of Series 1 Common Stock are permitted to sell taking into account any proration, then each holder of Series 2 Common Stock shall have the right (but not the obligation) to deliver to the Corporation a written notice requesting conversion of certain shares of Series 2 Common Stock designated by such holder of Series 2 Common Stock into Series 1 Common Stock, upon which delivery each share of Series 2 Common Stock so designated in such notice shall automatically convert (without the payment of any consideration) into one duly issued, fully paid and nonassessable share of Series 1 Common Stock, provided that (i) unless the Series 2 Common Stock shall have otherwise been converted into Series 1 Common Stock pursuant to Section 7 upon or before the consummation or abandonment of the transaction contemplated by such tender offer, immediately following the consummation of such transaction or the delivery by the Corporation to each holder of Series 2 Common Stock of a notice that such transaction has been abandoned, each share of Series 1 Common Stock held by a holder of Series 2 Common Stock shall automatically reconvert (without the payment of any consideration) into one duly issued, fully paid and nonassessable share of Series 2 Common Stock, and (ii) only those shares of Series 2 Common Stock related to shares of Series 1 Common Stock that were not so reconverted shall be deemed for any purpose under these Articles of Incorporation to have been converted into Series 1 Common Stock pursuant to this subparagraph (c) and the Series 2 Common Stock so reconverted shall be deemed to have been at all times outstanding shares of Series 2 Common Stock.

(d) Issuer Tender Offers. The Corporation shall not conduct an issuer tender offer (as defined on November 23, 1998 in Rule 13e-4 under the Exchange Act) with respect to the Series 1 Common Stock unless (i) such tender offer provides for the participation of the holders of Series 2 Common Stock on an equal basis with the Series 1 Common Stock and (ii) the Corporation accepts for repurchase the number of shares tendered by the holders of Series 1 Common Stock and Series 2 Common Stock in proportion to the number of shares of each such series tendered; provided that the terms of this subparagraph (d) shall not prevent the Corporation from administering in good faith an “odd-lot” program in connection with such issuer tender offer and shall not apply to customary acquisitions of Voting Common Stock made by the Corporation on the open market for purposes of maintaining stock option plans of the Corporation.

Section 7. Automatic Conversion of Series 2 Common Stock.

(a) Below One Percent Voting Power. If the total number of Converted Votes represented by the aggregate number of issued and outstanding shares of Series 2 Common Stock is below one percent (1%) of the outstanding Voting Power of the Corporation for more than 90 consecutive days (the date on which such 90-day period ends, the “Conversion Trigger Date”), then each outstanding share of Series 2 Common Stock will automatically convert (without the payment of any consideration) into one duly issued, fully paid and nonassessable share of Series 1 Common Stock, such conversion to take place on the 90th day following the Conversion Trigger Date.

(b) Certain Transfers. Upon any Transfer of shares of Series 2 Common Stock (other than a Transfer to a Cable Holder) each such share so Transferred shall automatically convert (without the payment of any consideration) into one duly issued, fully paid and nonassessable share of Series 1 Common Stock as of the date of such Transfer.

(c) Exchange of Stock Certificates; Effect of Automatic Conversion of All Series 2 Common Stock, etc.

(i) Immediately upon the conversion of shares of Series 2 Common Stock into shares of Series 1 Common Stock pursuant to this Section 7 (such shares so converted hereinafter referred to as the “Converted Series Shares”), the rights of the holders of such Converted Series Shares, as such, shall cease and the holders thereof shall be treated for all purposes as having become the record owners of the shares of Series 1 Common Stock issuable upon such conversion (the “Newly Issued Shares”), provided that such Persons shall be entitled to receive when paid any dividends declared on the Converted Series Shares as of a record date preceding the time the Converted Series Shares were converted (the “Series Conversion Time”) and unpaid as of the Series Conversion Time. If the stock transfer books of the Corporation are closed at the Series Conversion Time, such Person or Persons shall be deemed to have become such holder or holders of record of the Newly Issued Shares at the opening of business on the next succeeding day on which such stock transfer books are open.

(ii) As promptly as practicable after the Series Conversion Time, upon the delivery to the Corporation of the certificates formerly representing Converted Series Shares, the Corporation shall deliver or cause to be delivered, to or upon the written order of the record holder of such certificates, a certificate or certificates representing the number of duly issued, fully paid and nonassessable Newly Issued Shares into which the Converted Series Shares formerly represented by such certificates have been converted in accordance with the provisions of this Section 7.

(iii) The Corporation shall pay all United States federal, state or local documentary, stamp or similar issue or transfer taxes payable in respect of the issue or delivery of Newly Issued Shares upon the conversion of Converted Series Shares pursuant to this Section 7, provided that the Corporation shall not be required to pay any tax which may be payable in respect of any registration of Transfer involved in the issue or delivery of Newly Issued Shares in a name other than that of the registered holder of shares converted or to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(iv) The Corporation shall at all times reserve and keep available, out of the aggregate of its authorized but unissued Series 1 Common Stock, and issued Series 1 Common Stock held in its treasury, for the purpose of effecting the conversion of the Series 2 Common Stock contemplated hereby, the full number of shares of Series 1 Common Stock then deliverable upon the conversion of all outstanding shares of Series 2 Common Stock.

Section 8. Optional Conversion of Non-Voting Common Stock.

(a) Upon the occurrence (or, with respect to clause (i) of this Section 8(a), the expected occurrence) of: (i) any Voting Conversion Event, with respect to holders of Non-Voting Common Stock other than Motorola, or any distribution or sale by Motorola described in Section 8(c)(i) hereof (a “Motorola Transfer”), each share of Non-Voting Common Stock which is being or has been distributed, disposed of or sold (or is expected to be distributed, disposed of or sold) in connection with such Voting Conversion Event or such Motorola Transfer shall be convertible at the option of the holder thereof into one duly issued, fully paid and nonassessable share of Series 1 Common Stock; or (ii) any Motorola Conversion Event described in Section 8(c)(ii) hereof, any or all of the shares of Non-Voting Common Stock held by Motorola shall be convertible at its option into one duly issued, fully paid and nonassessable share of Series 1 Common Stock.

(b) “Voting Conversion Event” means:

(i) any public offering or public sale of securities of the Corporation (including a public offering registered under the Securities Act and a public sale pursuant to Rule 144 of the Commission or any similar rule then in force);

(ii) any sale of securities of the Corporation to a Person or Group if, after such sale, such Person or Group in the aggregate would own or control securities which possess in the aggregate the Voting Power to elect a majority of the Board of Directors (provided that such sale has been approved by the Board of Directors or a committee thereof);

(iii) any sale of securities of the Corporation to a Person or Group if, after such sale, such Person or Group in the aggregate would own or control securities of the Corporation (excluding any Non-Voting Common Stock being converted and disposed of in connection with such Voting Conversion Event) which possess in the aggregate the Voting Power to elect a majority of the Board of Directors;

(iv) any sale of securities of the Corporation to a Person or Group if, after such sale, such Person or Group would not, in the aggregate, own, control or have the right to acquire more than two percent (2%) of the outstanding securities of any class of Voting Securities; and

(v) any distribution, disposition or sale of any securities of the Corporation to a Person or Group in connection with a merger, consolidation or similar transaction if, after such transaction, such Person or Group will own or control securities which constitute in the aggregate the Voting Power to elect a majority of the surviving corporation’s directors (provided that the transaction has been approved by the Board of Directors or a committee thereof).

(c) “Motorola Conversion Event” shall mean:

(i) any distribution, disposition or sale of shares of Non-Voting Common Stock by Motorola not prohibited under Section 7.14 of the Motorola Agreement;

(ii) the existence of circumstances which, in Motorola’s judgment, constitute or are likely to cause or result in a material adverse development with respect to the business, properties, operations or financial condition of the Corporation and its subsidiaries and which otherwise cause conversion of the shares of Non-Voting Common Stock held by Motorola into shares of Voting Common Stock to be reasonably necessary to protect Motorola’s interests as a stockholder of the Corporation, provided that the occurrence of any Motorola Conversion Event shall be determined by Motorola, in its sole judgment by notice to the Corporation, which notice shall be binding upon the Corporation. Notwithstanding the foregoing, in no event shall a Motorola Conversion Event described in clause (ii) be deemed to have occurred unless and until there shall have been a downgrade in the Corporation’s credit rating to below B-, as determined by Standard & Poor’s Ratings Services, or B3, as determined by Moody’s Investor’s Services, after the earlier of 15 days following the date of the ILEC Separation (as defined in the Merger Agreement) or December 31, 2006.

(d) Subject to Section 8(a), (i) a holder, other than Motorola, of Non-Voting Common Stock will be entitled to convert shares of Non-Voting Common Stock into shares of Series 1 Common Stock in connection with any Voting Conversion Event and Motorola will be entitled to convert shares of Non-Voting Common Stock into shares of Series 1 Common Stock in connection with any Motorola Transfer, if such holder reasonably believes that such Voting Conversion Event or Motorola Transfer, as the case may be, will be consummated and a written request for conversion from any holder of Non-Voting Common Stock to the Corporation stating such holder’s reasonable belief that a Voting Conversion Event or Motorola Transfer, as the case may be, shall occur shall be conclusive and shall obligate the Corporation to effect such conversion in a timely manner so as to enable each such holder to distribute, dispose of or sell such shares of Series 1 Common Stock in connection with such Voting Conversion Event or Motorola Transfer, as the case may be; provided that the Corporation will not cancel the shares of Non-Voting Common Stock so converted before the tenth day following such Voting Conversion Event or Motorola Transfer and will reserve such shares until such tenth day for reissuance in compliance with the following proviso; and provided further that, if any shares of Non-Voting Common Stock are converted into shares of Series 1 Common Stock in connection with a Voting Conversion Event or a Motorola Transfer and any such shares of Series 1 Common Stock are not actually distributed, disposed of or sold pursuant to such Voting Conversion Event or Motorola Transfer, such shares of Series 1 Common Stock which were not so distributed, disposed of or sold shall be promptly converted back into the same number of shares of Non-Voting Common Stock and (ii) Motorola, at its election, will be entitled to convert any or all of its shares of Non-Voting Common Stock into shares of Series 1 Common Stock upon the occurrence of any Motorola Conversion Event described in Section 8(c)(ii) hereof.

(e) Each conversion of shares of Non-Voting Common Stock into shares of Series 1 Common Stock will be effected by the surrender of the certificate or certificates representing the shares to be converted at the principal office of the Corporation at any time during normal business hours, together with a written notice by the holder of such shares of Non-Voting Common Stock stating that such holder desires to convert the shares, or a stated number of the shares, of Non-Voting Common Stock represented by such certificate or certificates into shares of Series 1 Common Stock. Such notice shall also state the name or names (with addresses) and denominations in which the certificate or certificates for such Series 1 Common Stock are to be issued. Such conversion will be deemed to have been effected as of the close of business on the date on which such certificate or certificates have been surrendered and such notice has been received, and at such time the rights of the holder of the converted shares of Non-Voting Common Stock as such holder will cease and the person or persons in whose name or names the certificate or certificates for such shares of Series 1 Common Stock are to be issued upon such conversion will be deemed to have become the holder or holders of record of the shares of Series 1 Common Stock represented thereby.

(f) Promptly after such surrender and the receipt of such written notice, the Corporation will issue and deliver in accordance with the surrendering holder’s instructions each of the following:

(i) the certificate or certificates representing the shares of Series 1 Common Stock issuable upon such conversion; and

(ii) a certificate representing any shares of Non-Voting Common Stock which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion but which were not converted into shares of Series 1 Common Stock.

(g) The issuance of certificates representing shares of Series 1 Common Stock received upon conversion of shares of Non-Voting Common Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of Series 1 Common Stock.

(h) The Corporation will not close its books against the transfer of shares of Corporation Common Stock in any manner which would interfere with the timely conversion of any shares of Non-Voting Common Stock.

(i) The Corporation shall at all times reserve and keep available, out of the aggregate of its authorized but unissued Series 1 Common Stock, and issued Series 1 Common Stock held in its treasury, for the purpose of effecting the conversion of the Non-Voting Common Stock, the full number of shares of Series 1 Common Stock then deliverable upon conversion of all outstanding shares of Non-Voting Common Stock. If, at the time of conversion of any Non-Voting Common Stock, the Series 1 Common Stock is listed on any national securities exchange or automated quotation system of the National Association of Securities Dealers, Inc., the Corporation will cause the Series 1 Common Stock issued in such conversion to be listed on such exchange or automated quotation system within 60 days of such conversion, subject to official notice of issuance.

(j) Subject to Section 8(d), upon the retirement of shares of Non-Voting Common Stock, (i) such shares shall not resume the status of authorized and unissued shares of that class, (ii) such shares shall not be reissued and (iii) upon the execution, acknowledgment and filing of a certificate in accordance with K.S.A. Sections 17-6003 and 17-6603 (or any successor provisions) stating that the reissuance of such shares is prohibited, identifying the shares and reciting their retirement, then the filing of such certificate shall have the effect of amending these Articles of Incorporation so as to reduce accordingly the number of authorized shares of Non-

Voting Common Stock or if such retired shares constitute all of the authorized shares of such class, then the filing of such certificate shall have the effect of amending these Articles of Incorporation automatically so as to eliminate all references to such class of stock therefrom.

Section 9. Definitions. For purposes of ARTICLE FIFTH and ARTICLE SIXTH of these Articles of Incorporation, the following terms have the following meanings (with terms defined in the singular having comparable meaning when used in the plural and vice versa), unless the context otherwise requires.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by, or is under common Control with, such Person.

“Alien” means “aliens,” “their representatives,” “a foreign government or representatives thereof” or “any corporation organized under the laws of a foreign country” as such terms are used in Section 310(b)(4) of the Communications Act of 1934, as amended, or as hereafter may be amended, or any successor provision of law.

“Applicable Law” means all applicable provisions of all (a) constitutions, treaties, statutes, laws (including common law), rules, regulations, ordinances or codes of any Governmental Authority and (b) orders, decisions, injunctions, judgments, awards and decrees of any Governmental Authority.

“Applicable Stock” means the Series 1 Common Stock, the Series 2 Common Stock or the Non-Voting Common Stock.

“Associate” has the meaning ascribed to such term in Rule 12b-2 under the Exchange Act.

“Beneficial Owner” (including, with its correlative meanings, “Beneficially Own” and “Beneficial Ownership”), with respect to any securities, means any Person which:

(a) has, or any of whose Affiliates or Associates has, directly or indirectly, the right to acquire (whether such right is exercisable immediately or only after the passage of time) such securities pursuant to any agreement, arrangement or understanding (whether or not in writing), including, without limitation, upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise;

(b) has, or any of whose Affiliates or Associates has, directly or indirectly, the right to vote or dispose of (whether such right is exercisable immediately or only after the passage of time) or has “beneficial ownership” of (as determined pursuant to Rule 13d-3 under the Exchange Act but including all such securities which a Person has the right to acquire beneficial ownership of whether or not such right is exercisable within the 60-day period specified therein) such securities, including pursuant to any agreement, arrangement or understanding (whether or not in writing); or

(c) has, or any of whose Affiliates or Associates has, any agreement, arrangement or understanding (whether or not in writing) for the purpose of acquiring, holding, voting or disposing of any securities which are Beneficially Owned, directly or indirectly, by any other Person (or any Affiliate thereof), provided that before the conversion thereof (other than during the 90-day period following the Conversion Trigger Date set forth in Section 7 of ARTICLE SIXTH), a holder of Series 2 Common Stock shall not be deemed to beneficially own the shares of Series 1 Common Stock issuable upon conversion thereof.

“Board of Directors” means the board of directors of the Corporation.

“Business Day” means any day other than a day on which commercial banks in The City of New York are required or authorized by law to be closed.

“Bylaws” means the Bylaws of the Corporation as amended or supplemented from time to time.

“Cable Holder” means any of:

(i) Tele-Communications, Inc., a Delaware corporation, Comcast Corporation, a Pennsylvania corporation, or Cox Communications, Inc., a Delaware corporation;

(ii) any Affiliate of an entity identified in clause (i) of this definition;

(iii) any successor (by operation of law or otherwise) of an entity identified in clauses (i) or (ii) of this definition so long as such successor remains an Affiliate of an entity identified in clause (i) or (ii);

(iv) any entity Controlled by two or more entities identified in clauses (i) through (iii) of this definition or this clause (iv) even if such entity is not considered an Affiliate of any individual entity so identified; and

(v) for purposes of Section 7(b) of ARTICLE SIXTH only, with respect to any Transfer of shares of Series 2 Common Stock, the transferee of such shares if (A) at the time of such Transfer, the transferor was a Cable Holder under any of the clauses (i) through (iv) of this definition, (B) after giving effect to such Transfer, the transferee was an Associate of the transferor, and (C) immediately before such Transfer, the transferee was identified in writing by the transferor as a “Cable Holder” under this clause (v).

“Closing Price” means, with respect to a security on any day, the last sale price, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on The New York Stock Exchange, Inc. or, if such security is not listed or admitted to trading on such exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the security is listed or admitted to trading or, if the security is not listed or admitted to trading on any national securities exchange, the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System or such other system then in use, or, if on any such date such security is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the security selected in good faith by the Board of Directors. If the security is not publicly held or so listed or publicly traded, “Closing Price” means the Fair Market Value of such security.

“Commission” means the United States Securities and Exchange Commission or any Governmental Authority succeeding to any of its principal functions.

“Control” means, with respect to a Person or Group, any of the following:

(a) ownership by such Person or Group of Votes entitling it to exercise in the aggregate more than 35% of the Voting Power of the entity in question; or

(b) possession by such Person or Group of the power, directly or indirectly, (i) to elect a majority of the board of directors (or equivalent governing body) of the entity in question, or (ii) to direct or cause the direction of the management and policies of or with respect to the entity in question, whether through ownership of securities, by contract or otherwise.

“Converted Series Shares” has the meaning set forth in Section 7(c) of ARTICLE SIXTH.

“Converted Votes” means, on any particular day, in the case of a share of Series 2 Common Stock, one vote per share.

“Convertible Securities” at any time means any securities of the Corporation or of any subsidiary thereof (other than shares of Corporation Common Stock), including warrants and options, outstanding at such time that by their terms are convertible into or exchangeable or exercisable for or evidence the right to acquire any shares of any class or series of Corporation Common Stock, whether convertible, exchangeable or exercisable at such time or a later time or only upon the occurrence of certain events, pursuant to antidilution provisions of such securities or otherwise.

“Corporation Common Stock” means the Voting Common Stock and the Non-Voting Common Stock.

“Director” means a member of the Board of Directors.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Fair Market Value” means, with respect to any asset, shares or other property, the cash price at which a willing seller would sell and a willing buyer would buy such asset, shares or other property in an arm’s-length negotiated transaction without undue time restraints, as determined in good faith by a majority of the Independent Directors.

“Fair Price Provisions” means ARTICLE SEVENTH of these Articles of Incorporation, and any successor provision thereto.

“Fundamental Change” means any merger, consolidation, reorganization or reclassification of the Corporation or its shares of capital stock, any amendment to these Articles of Incorporation or any liquidation, dissolution or winding up of the Corporation.

“Governmental Authority” means any federation, nation, state, sovereign or government, any federal, supranational, regional, state or local political subdivision, any governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission or other similar dispute resolving panel or body, and any other entity exercising executive, legislative, judicial, regulatory or administrative functions of a government.

“Group” means any group within the meaning of Section 13(d)(3) of the Exchange Act.

“Independent Director” means any member of the Board of Directors who (a) is not an officer or employee of the Corporation or any of its Subsidiaries, (b) is not a former officer of the Corporation or any of its Subsidiaries, (c) does not, in addition to such person’s role as a Director, act on a regular basis, either individually or as a member or representative of an organization, serving as a professional adviser, legal counsel or consultant to the Corporation or its Subsidiaries, if, in the opinion of the Nominating and Corporate Governance Committee of the Board of Directors of the Corporation (the “Nominating Committee”) or the Board of Directors if a Nominating Committee is not in existence, such relationship is material to the Corporation or the organization so represented or such person, and (d) does not represent, and is not a member of the immediate family of, a person who would not satisfy the requirements of the preceding clauses (a), (b) and (c) of this sentence. A person who has been or is a partner, officer or director of an organization that has customary commercial, industrial, banking or underwriting relationships with the Corporation or any of its Subsidiaries that are carried on in the ordinary course of business on an arms-length basis and who otherwise satisfies the requirements set forth in clauses (a), (b), (c) and (d) of the first sentence of this definition may qualify as an Independent Director, unless, in the opinion of the Nominating Committee or the Board of Directors if a Nominating Committee is not in existence, such person is not independent of the management of the Corporation or any of its Subsidiaries, or the relationship would interfere with the exercise of independent judgment as a member of the Board of Directors. A person who otherwise satisfies the requirements set forth in clauses (a), (b), (c) and (d) of the first sentence of this definition and who, in addition to fulfilling the customary director’s role, also provides additional services directly for the Board of Directors and is separately compensated therefor, would nonetheless qualify as an Independent Director.

“Lien” means any mortgage, pledge, security interest, adverse claim, encumbrance, lien (statutory or otherwise) or charge of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, any lease in the nature thereof, and the filing of or agreement to give any financing statement under the Uniform Commercial Code or similar Applicable Law of any jurisdiction) or any other type of preferential arrangement for the purpose, or having the effect, of protecting a creditor against loss or securing the payment or performance of an obligation.

“Market Price” means with respect to a security on any date, the Closing Price of such security on the Trading Day immediately before such date. The Market Price shall be deemed to be equal to, in the case of a share of Series 2 Common Stock, the Market Price of a share of Series 1 Common Stock. The Market Price of any options, warrants, rights or other securities convertible into or exercisable for Series 2 Common Stock shall be equal to the Market Price of options, warrants, rights or other securities convertible into or exercisable for Series 1 Common Stock upon the same terms and otherwise containing the same terms as such options, warrants, rights or other securities convertible into or exercisable for Series 2 Common Stock.

“Merger” means the merger of Nextel Communications, Inc. with and into S-N Merger Corp. pursuant to the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger, dated December 15, 2004, by and among the Corporation, Nextel Communications, Inc., a Delaware corporation, and S-N Merger Corp., a Delaware corporation wholly owned by the Corporation, as amended.

“Motorola” means Motorola, Inc., a Delaware corporation, or any Affiliate thereof.

“Motorola Agreement” means the Agreement and Plan of Contribution and Merger, dated August 4, 1994, by and among Nextel Communications, Inc., a Delaware corporation, Motorola, Inc. and ESMR Sub, Inc., a Delaware corporation.

“Motorola Conversion Event” has the meaning set forth in Section 8(c) of ARTICLE SIXTH.

“NNM” means The Nasdaq Stock Market, Inc.

“Non-Voting Common Stock” has the meaning set forth in Section 1 of ARTICLE SIXTH.

“Other Stock” means, with respect to any class or series of Applicable Stock, Corporation Common Stock other than such class or series of Applicable Stock.

“Person” means an individual, a partnership, an association, a joint venture, a corporation, a business, a trust, any entity organized or existing under Applicable Law, an unincorporated organization or any Governmental Authority.

“Preferred Stock” has the meaning set forth in Section 1 of ARTICLE SIXTH.

“Redemption Date” means the date fixed by the Board of Directors for the redemption of any shares of capital stock of the Corporation pursuant to Section 2.2 of ARTICLE SIXTH.

“Redemption Securities” means any debt or equity securities of the Corporation, any of its Subsidiaries, or any combination thereof having such terms and conditions as shall be approved by the Board of Directors and which, together with any cash to be paid as part of the redemption price pursuant to Section 2.2(b) of ARTICLE SIXTH, in the opinion of an investment banking firm of recognized national standing selected by the Board of Directors (which may be a firm which provides other investment banking, brokerage or other services to the Corporation), have a Market Price, at the time notice of redemption is given pursuant to Section 2.2(d) of ARTICLE SIXTH, at least equal to the redemption price required to be paid by Section 2.2(a) of ARTICLE SIXTH.

“Section 310” means Section 310 of the Communications Act of 1934, as amended (or any successor provision of law).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Series 1 Common Stock” has the meaning set forth in Section 1 of ARTICLE SIXTH.

“Series 2 Common Stock” has the meaning set forth in Section 1 of ARTICLE SIXTH.

“Subsidiary” means, with respect to any Person (the “Parent”), any other Person in which the Parent, one or more direct or indirect Subsidiaries of the Parent, or the Parent and one or more of its direct or indirect Subsidiaries (a) have the ability, through ownership of securities individually or as a group, ordinarily, in the absence of contingencies, to elect a majority of the directors (or individuals performing similar functions) of such other Person, and (b) own more than 50% of the equity interests.

“Trading Day” means, with respect to any security, any day on which the principal national securities exchange on which such security is listed or admitted to trading or the NNM, if such security is listed or admitted to trading thereon, is open for the transaction of business (unless such trading shall have been suspended for the entire day) or, if such security is not listed or admitted to trading on any national securities exchange or the NNM, any day other than a Saturday, Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

“Transfer” means any act pursuant to which, directly or indirectly, the ownership of the assets or securities in question is sold, transferred, conveyed, delivered or otherwise disposed, but shall not include (a) any grant of Liens, (b) any conversion or exchange of any security of the Corporation pursuant to a merger or other business combination involving the Corporation or (c) any transfer of ownership of assets to the surviving entity pursuant to any merger or other business combination.

“Vote” means, with respect to any entity, the ability to cast a vote at a stockholders’, members’ or comparable meeting of such entity with respect to the election of directors, managers or other members of such entity’s governing body, or the ability to cast a general partnership or comparable vote.

“Voting Common Stock” means the Series 1 Common Stock and the Series 2 Common Stock.

“Voting Power” means, with respect to any entity as at any date, the aggregate number of Votes outstanding as at such date in respect of such entity.

“Voting Securities” means, with respect to an entity, any capital stock or debt securities of such entity if the holders thereof are ordinarily, in the absence of contingencies, entitled to a Vote, even though the right to such Vote has been suspended by the happening of such a contingency, and in the case of the Corporation, shall include, without limitation, the Voting Common Stock.

Section 10. General Provisions Relating to Preferred Stock.

Section 10.1. The Preferred Stock may be issued from time to time in one or more series, each of such series to have such voting powers (full or limited or without voting powers), designation, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed herein, or in a resolution or resolutions providing for the issue of such series adopted by the Board of Directors as hereinafter provided.

Section 10.2. Authority is hereby granted to the Board of Directors, subject to the provisions of ARTICLE SIXTH, to create one or more series of Preferred Stock and, with respect to each series, to fix or alter as permitted by law, by resolution or resolutions providing for the issue of such series:

(a) the number of shares to constitute such series and the distinctive designation thereof;

(b) the dividend rate on the shares of such series, the dividend payment dates, the periods in respect of which dividends are payable (“dividend periods”), whether such dividends shall be cumulative, and if cumulative, the date or dates from which dividends shall accumulate;

(c) whether or not the shares of such series shall be redeemable, and, if redeemable, on what terms, including the redemption prices which the shares of such series shall be entitled to receive upon the redemption thereof;

(d) whether or not the shares of such series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement and, if such retirement or sinking fund or funds be established, the annual amount thereof and the terms and provisions relative to the operation thereof;

(e) whether or not the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes or of any series of the same or any other class or classes of stock of the Corporation and the conversion price or prices or rate or rates, or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided in such resolution or resolutions;

(f) the voting power, if any, of the shares of such series; and

(g) such other terms, conditions, special rights and protective provisions as the Board of Directors may deem advisable.

Section 10.3. No dividend shall be declared and set apart for payment on any series of Preferred Stock in respect of any dividend period unless there shall likewise be or have been paid, or declared and set apart for payment, on all shares of Preferred Stock of each other series entitled to cumulative dividends at the time outstanding which rank equally as to dividends with the series in question, dividends ratably in accordance with the sums which would be payable on the said shares through the end of the last preceding dividend period if all dividends were declared and paid in full.

Section 10.4. If upon any dissolution of the Corporation, the assets of the Corporation distributable among the holders of any one or more series of Preferred Stock which are (i) entitled to a preference over the holders of the Corporation Common Stock upon such dissolution and (ii) rank equally in connection with any such distribution, shall be insufficient to pay in full the preferential amount to which the holders of such shares shall be entitled, then such assets, or the proceeds thereof, shall be distributed among the holders of each such series of the Preferred Stock ratably in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.

Section 10.5. In the event that the Preferred Stock of any series shall be redeemable, then, at the option of the Board of Directors, the Corporation may at such time or times as may be specified by the Board of Directors as provided in Section 10.2(c) redeem all, or any number less than all, of the outstanding shares of such series at the redemption price thereof and on the other terms fixed herein or by the Board of Directors as provided in said Section 10.2(c) (the sum so payable upon any redemption of Preferred Stock being herein referred to as the “redemption price”).

Section 10.6. Preferred Stock—Sixth Series

(a) Designation and Amount. The shares of such Series shall be designated as “Preferred Stock-Sixth Series, Junior Participating” (hereafter “Sixth Series”) and the shares constituting such series shall number 3,000,000.

(b) Dividends.

(i) Subject to the prior and superior rights of the holders of any shares of any other series of Preferred Stock of the Corporation, or any similar stock ranking prior and superior to the shares of the Sixth Series with respect to dividends, the holders of shares of the Sixth Series, in preference to the holders of Corporation Common Stock and any shares of stock ranking junior (as to dividends) to the shares of the Sixth Series (collectively with such Corporation Common Stock, “Junior Stock”), shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash, on January 1, April 1, July 1 and October 1 in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”) in an amount (rounded to the nearest cent) per share equal to the greater of (A) $100.00 or (B) subject to the provision for adjustment hereinafter set forth, 2,000 times the aggregate per share amount of all cash dividends, plus 2,000 times the aggregate per share amount (payable in cash, based upon the fair market value at the time the non-cash dividend or other distribution is declared as determined in good faith by the Board of Directors) of all non-cash dividends or other distributions, other than a dividend payable in shares of Series 1 Common Stock or a subdivision of the outstanding shares of Series 1 Common Stock (by reclassification or otherwise), declared (but not withdrawn) on the Series 1 Common Stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of the Sixth Series.

(ii) In the event the Corporation shall (A) declare any dividend on Series 1 Common Stock payable in shares of Series 1 Common Stock, (B) subdivide the outstanding Series 1 Common Stock or (C) combine the outstanding Series 1 Common Stock into a smaller number of shares, then in each such case the per share amount to which holders of shares of the Sixth Series would be entitled immediately before such event under clause (B) of paragraph (i) of this Section 10.6(b) shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Series 1 Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Series 1 Common Stock that were outstanding immediately before such event.

(iii) The Corporation shall declare a dividend or distribution on the Sixth Series as provided above in paragraph (i) of this Section 10.6(b) immediately after it declares a dividend or distribution on the Series 1 Common Stock (other than a dividend payable in shares of Series 1 Common Stock); provided, however, that in the event no dividend or distribution shall have been declared on the Series 1 Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, the minimum quarterly dividend of $100.00 on the Sixth Series shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(iv) Dividends shall begin to accrue and be cumulative on outstanding shares of Sixth Series from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Sixth Series, unless the date of issue of such shares of Sixth Series is before the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Sixth Series entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which cases such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall cumulate but shall not bear interest. Dividends paid on the shares of Sixth Series in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of the Sixth Series entitled to receive payment of a dividend or distribution declared thereon, which record date shall not be more than 10 days before the date fixed for the payment thereof.

(c) Voting Rights. Except as prescribed by law and in addition to the rights provided for in ARTICLE SIXTH of these Articles of Incorporation and subject to the provision for adjustment hereinafter set forth, the holders of the shares of the Sixth Series shall be entitled to 2,000 votes for each share held. In the event the

Corporation shall (i) declare any dividend on Series 1 Common Stock payable in shares of Series 1 Common Stock, (ii) subdivide the outstanding Series 1 Common Stock or (iii) combine the outstanding Series 1 Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of the Sixth Series would be entitled immediately before such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Series 1 Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Series 1 Common Stock that were outstanding immediately before such event. Except as otherwise provided in these Articles of Incorporation, in any Certificate of Designation establishing a series of Preferred Stock or any similar stock or otherwise required by law, the holders of the shares of the Sixth Series and the holders of Voting Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(d) Certain Restrictions.

(i) Whenever quarterly dividends or other dividends or distributions payable on the shares of the Sixth Series as provided in Section 10.6(b) are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of the Sixth Series outstanding shall have been paid in full, the Corporation shall not:

(A) declare or pay dividends (except a dividend payable in Corporation Common Stock and/or any other Junior Stock) on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of Junior Stock;

(B) declare or pay dividends on or make any other distribution on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the shares of the Sixth Series, except dividends paid ratably on the shares of the Sixth Series and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(C) redeem or purchase or otherwise acquire for consideration any shares ranking on a parity (either as to dividends or upon dissolution, liquidation or winding up) with the shares of the Sixth Series, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of such parity stock in exchange for shares of Junior Stock; or

(D) purchase or otherwise acquire for consideration any shares of the Sixth Series, or any shares of stock ranking on a parity (either as to dividends or upon dissolution, liquidation or winding up) with the shares of the Sixth Series, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(ii) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 10.6(d), purchase or otherwise acquire such shares at such time and in such manner.

(e) Reacquired Shares. Any shares of the Sixth Series purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth in this Section 10.6, elsewhere in the Articles of Incorporation, in any other Certificate of Designation establishing a series of Preferred Stock or any similar stock or as otherwise required by law.

(f) Liquidation, Dissolution Or Winding Up.

(i) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the shares of the Sixth Series shall be entitled to receive, in preference to the holders of stock ranking junior (as to the amount payable upon liquidation, dissolution or winding up) to the Sixth Series, the greater of (A) $1,000.00 per share, plus accrued and unpaid dividends to the date of distribution, whether or not earned or declared, or (B) an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 2,000 times the aggregate amount to be distributed per share to holders of Series 1 Common Stock. In the event the Corporation shall (x) declare any dividend on Series 1 Common Stock payable in shares of Series 1 Common Stock, (y) subdivide the outstanding Series 1 Common Stock or (z) combine the outstanding Series 1 Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of the Sixth Series would be entitled immediately before such event pursuant to clause (B) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Series 1 Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Series 1 Common Stock that were outstanding immediately before such event.

(ii) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of stock ranking on a parity (as to the amount payable upon liquidation, dissolution or winding up) with the Sixth Series shall not receive any distributions except for distributions made ratably on the Sixth Series and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

(g) Consolidation, Merger, Etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Series 1 Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of the Sixth Series shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 2,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Series 1 Common Stock is changed or exchanged. In the event the Corporation shall (i) declare any dividend on Series 1 Common Stock payable in shares of Series 1 Common Stock, (ii) subdivide the outstanding Series 1 Common Stock or (iii) combine the outstanding Series 1 Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of the Sixth Series would be entitled immediately before such event pursuant to the preceding sentence with respect to the exchange or change of shares of the Sixth Series shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Series 1 Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Series 1 Common Stock that were outstanding immediately before such event.

(h) Ranking. The shares of the Sixth Series shall rank junior to all other series of the Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise. Nothing herein shall preclude the Board of Directors of the Corporation from creating any additional series of Preferred Stock or any similar stock ranking on a parity with or prior to the shares of the Sixth Series as to the payment of dividends or distribution of assets.

(i) Fractional Shares. Shares of the Sixth Series may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of shares of the Sixth Series.

Section 10.7. Preferred Stock-Seventh Series Convertible.

(a) Amount, Rank and Designation. The shares to constitute the Seventh Series of Preferred Stock shall number 300,000 shares. The designation thereof shall be “Preferred Stock-Seventh Series, Convertible” (hereinafter “Seventh Series”). Shares of the Seventh Series shall rank junior as to dividends and upon liquidation to shares of any other Preferred Stock designated as senior to the Seventh Series as to dividends or upon liquidation, dissolution or winding up (“Senior Stock”), and shall have a preference over the shares of the Corporation Common Stock and any other class or series of Junior Stock.

(b) Dividends. Holders of record of shares of the Seventh Series will be entitled to receive, when, as and if declared by the Board of Directors of the Corporation, out of funds legally available for the payment of dividends, cumulative cash dividends (“Preferred Dividends”) payable at the rate of $6.73 per share quarterly in arrears on each September 30, December 31, March 31 and June 30 (each a “Dividend Payment Date”) or, if any such date is not a Business Day, the Preferred Dividends due on such Dividend Payment Date shall be paid on the next succeeding Business Day. Preferred Dividends on the Seventh Series shall be cumulative and shall accumulate from the date of original issuance of the Seventh Series. Preferred Dividends shall be payable to holders of record as they appear on the stock transfer books of the Corporation, net of any amounts required to be withheld for or with respect to taxes, on such record dates, not more than 60 days preceding the payment date thereof, as shall be fixed by the Board of Directors. Preferred Dividends payable on the Seventh Series for any period less than a full quarterly dividend period shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in any period less than one month. Preferred Dividends shall accrue on a daily basis whether or not there are funds of the Corporation legally available for the payment of such dividends and whether or not such Preferred Dividends are declared. Accrued but unpaid Preferred Dividends shall accumulate as of the Dividend Payment Date on which they first become payable, but no interest shall accrue on accumulated but unpaid Preferred Dividends. Before any dividends on the Corporation Common Stock or any other class or series of stock of the Corporation ranking junior to the Seventh Series as to dividends shall be paid or declared and set apart for payment, the holders of shares of the Seventh Series shall be entitled to receive the full accumulated cash dividends for all quarterly dividend periods ending on or before the date on which any dividend on any such class or series of stock ranking junior to the Seventh Series as to dividends is declared or is to be paid.

(c) Conversion.

(i) Each holder of shares of Seventh Series may at such holder’s option at any time convert any or all of such holder’s shares of Seventh Series into (A) if such holder is a Cable Holder, shares of Series 2 Common Stock, and (B) if such holder is not a Cable Holder, shares of Series 1 Common Stock. All references herein to shares of Series 2 Common Stock issuable upon conversion of shares of Seventh Series shall be deemed to refer to shares of Series 1 Common Stock if the holder of such Seventh Series is not a Cable Holder. Such shares of Seventh Series shall be convertible into a number of fully paid and nonassessable whole shares of Series 2 Common Stock as is equal to the aggregate Liquidation Preference of the shares of Seventh Series surrendered for conversion divided by the Initial Conversion Price (as adjusted from time to time, the “Conversion Price”). In case of the redemption of any shares of the Seventh Series, such right of conversion shall cease and terminate as to the shares duly called for redemption at the close of business on the date fixed for redemption, unless the Corporation defaults in the payment of the redemption price plus all accrued and unpaid dividends. If the Corporation defaults with respect to such payment, the right to convert the shares designated for redemption shall terminate at the close of business on the business day next preceding the date that such default is cured. Upon conversion the Corporation shall make no payment or adjustment on account of dividends accrued or in arrears on the Seventh Series surrendered for conversion.

(ii) Holders of shares of Seventh Series at the close of business on a record date for any payment of declared Preferred Dividends shall be entitled to receive the Preferred Dividends payable on those shares of Seventh Series on the corresponding Dividend Payment Date notwithstanding the conversion pursuant to this section of those shares of Seventh Series following such record date and before the close of business on such Dividend Payment Date. Except as provided in the preceding sentence, upon any conversion of shares of Seventh Series, the Corporation shall make no payment of or allowance of unpaid Preferred Dividends, whether or not in arrears, on such shares of Seventh Series, or for previously declared dividends or distributions on the shares of Series 2 Common Stock issued upon conversion.

(iii) Conversion of shares of Seventh Series may be effected by delivering certificates evidencing such shares of Seventh Series, together with written notice of conversion stating the number of shares to be converted and a proper assignment of such certificates to the Corporation or in blank, to the office of the transfer agent for the Seventh Series or to any other office or agency maintained by the Corporation for that purpose and otherwise in accordance with conversion procedures established by the Corporation. Each conversion shall be deemed to have been effected immediately before the close of business on the date on which the foregoing requirements shall have been satisfied. The Corporation shall as promptly as practicable after any conversion pursuant to this section issue and deliver to the converting holder a certificate or certificates representing the number of whole shares of Series 2 Common Stock into which such shares of Seventh Series were converted. Upon conversion of less than the entire number of the shares of Seventh Series represented by any certificate, the Corporation shall issue and deliver to the converting holder a new certificate representing the number of shares of Seventh Series not converted. The Corporation shall effect such conversion as soon as practicable; provided that the Corporation shall not be required to convert shares of Seventh Series, and no surrender of shares of Seventh Series shall be effective for that purpose, while the stock transfer books of the Corporation for the Series 2 Common Stock are closed for any reason, but the surrender of shares of Seventh Series for conversion during any period while such books are so closed shall become effective for conversion immediately upon the reopening of such books, as if the conversion had been made on the date such shares of Seventh Series were surrendered, and at the Conversion Price in effect on the date of such surrender.

(iv) No fraction of a share of Series 2 Common Stock shall be issued upon any conversion. In lieu of the fraction of a share to which the holder of shares of the Seventh Series surrendered for conversion would otherwise be entitled, such holder shall receive, as soon as practicable after the date of conversion, an amount in cash equal to the same fraction of the market value of a full share of Series 1 Common Stock. For the purposes of this subparagraph, the market value of a share of Series 1 Common Stock shall be the Closing Price of such a share on the day immediately preceding the date upon which such shares of Seventh Series are surrendered for conversion.

(v) The Conversion Price in effect at any time shall be subject to adjustment as follows:

(A) If the Corporation shall: (1) pay a dividend on the Voting Common Stock in shares of Voting Common Stock, (2) subdivide the outstanding shares of Voting Common Stock into a greater number of shares, (3) combine the outstanding shares of Voting Common Stock into a smaller number of shares, (4) pay a dividend on the Voting Common Stock in shares of its capital stock (other than Voting Common Stock) or (5) issue any shares of its capital stock by reclassification of the shares of Voting Common Stock (other than any reclassification by way of merger or binding share exchange that is subject to Section 10.7(c)(v)(H)), then the Conversion Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that if the holder elects to convert shares of Seventh Series after such time, the holder thereof shall be entitled to receive the aggregate number of shares of capital stock which, if such conversion had occurred immediately prior to such time, he would have owned upon such conversion and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur. Subject to Section 10.7(c)(v)(F) for a dividend or distribution, the adjustment shall become effective immediately after the record date for the dividend or distribution, and for a subdivision, combination or reclassification, the adjustment shall become effective immediately after the effective date of the subdivision, combination or reclassification.

(B) If the Corporation shall issue rights or warrants to the holders of the Voting Common Stock entitling them (for a period expiring within 45 days after the record date for the determination of stockholders entitled to receive such rights or warrants) to subscribe for or purchase shares of Voting Common Stock (or Convertible Securities) at a price per share (or having a conversion price per share, after adding thereto an allocable portion of the Conversion Price of the right or warrant to purchase such Convertible Securities, computed on the basis of the maximum number of shares of Voting Common Stock issuable upon conversion of such Convertible Securities) less than the Current Market Price per share on the

Determination Date, the Conversion Price shall be adjusted by multiplying the Conversion Price in effect immediately prior to such record date by a fraction, of which the numerator shall be the number of shares of Voting Common Stock outstanding on such record date plus the number of shares which the aggregate offering price of the total number of shares of Voting Common Stock so offered (or the aggregate initial conversion price of the Convertible Securities so offered, after adding thereto the aggregate conversion price of the rights or warrants to purchase such Convertible Securities) to holders of Voting Common Stock (and to holders of Convertible Securities referred to in the following paragraph if the distribution to which this paragraph (B) applies is also being made to such holders) would purchase at such Current Market Price, and of which the denominator shall be the number of shares of Voting Common Stock outstanding on such record date plus the number of additional shares of Voting Common Stock so offered for subscription or purchase (or into which the Convertible Securities so offered are initially convertible). The adjustment contemplated by this paragraph (B) shall be made successively whenever any such rights or warrants are issued and shall become effective immediately after the close of business on such record date; provided, however, to the extent that shares of Voting Common Stock (or Convertible Securities) have not been issued when such rights or warrants expire (or, in the case of rights or warrants to purchase Convertible Securities which have been exercised, if all of the shares of Voting Common Stock issuable upon conversion of such Convertible Securities have not been issued prior to the expiration of the conversion right thereof), the Conversion Price shall be readjusted to the Conversion Price which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares (or Convertible Securities) actually issued upon the exercise of such rights or warrants (or the conversion of such Convertible Securities).

For purposes of this paragraph (B) the number of shares of Voting Common Stock outstanding on any record date shall be deemed to include the maximum number of shares of Voting Common Stock the issuance of which would be necessary to effect the full exercise, exchange or conversion of all Convertible Securities outstanding on such record date which are then exercisable, exchangeable or convertible at a price (before giving effect to any adjustment to such price for the distribution to which this paragraph (B) is being applied) equal to or less than the Current Market Price per share of Voting Common Stock on the applicable Determination Date, if all of such Convertible Securities were deemed to have been exercised, exchanged or converted immediately prior to the opening of business on such record date. In case any subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined by the Board of Directors of the Corporation.

(C) If the Corporation shall distribute to the holders of Voting Common Stock evidences of its indebtedness or assets or subscription rights or warrants (excluding (x) dividends or distributions referred to in Section 10.7(c)(v)(A) and distributions of rights or warrants referred to in Section 10.7(c)(v)(B) and (y) cash dividends or other cash distributions, unless such cash dividends or cash distributions are Extraordinary Cash Dividends), the Conversion Price shall be adjusted by multiplying the Conversion Price in effect immediately prior to the record date for the determination of stockholders entitled to receive such distribution by a fraction, of which the numerator shall be the number of shares of Voting Common Stock outstanding on such record date multiplied by the Current Market Price on the Determination Date, less the fair market value (as determined by the Board of Directors of the Corporation) on such record date of the evidences of indebtedness, assets (including Extraordinary Cash Dividends), subscription rights or warrants to be distributed to the holders of Voting Common Stock (and to the holders of Convertible Securities referred to below if the distribution to which this paragraph (C) applies is also being made to such holders), and of which the denominator shall be the number of shares of Voting Common Stock outstanding on such record date multiplied by such Current Market Price. For purposes of this paragraph (C), the number of shares of Voting Common Stock outstanding on any record date shall be deemed to include the maximum number of shares of Voting Common Stock the issuance of which would be necessary to effect the full exercise, exchange or conversion of all Convertible Securities outstanding on such record date which are then exercisable, exchangeable or convertible at a price (before giving effect to any adjustment to such price for the distribution to which this paragraph (C) is being applied) equal to or less than the Current Market

Price per share of Voting Common Stock on the applicable Determination Date, if all of such Convertible Securities were deemed to have been exercised, exchanged or converted immediately prior to the opening of business on such record date.

For purposes of this paragraph (C), the term “Extraordinary Cash Dividend” shall mean any cash dividend with respect to the Voting Common Stock the amount of which, together with the aggregate amount of cash dividends on the Voting Common Stock to be aggregated with such cash dividend in accordance with the following provisions of this paragraph, equals or exceeds the threshold percentage set forth below in the following sentence. If, upon the date prior to the Ex-Dividend Date with respect to a cash dividend on the Voting Common Stock, the aggregate of the amount of such cash dividend together with the amounts of all cash dividends on the Voting Common Stock with Ex-Dividend Dates occurring in the 365 consecutive day period ending on the date prior to the Ex-Dividend Date with respect to the cash dividend to which this provision is being applied (other than any such other cash dividends with Ex-Dividend Dates occurring in such period for which a prior adjustment to the Conversion Price was previously made under this paragraph (C)) equals or exceeds on a per share basis five percent (5%) of the average of the Closing Prices during the period beginning on the date after the first such Ex-Dividend Date in such period and ending on the date prior to the Ex-Dividend Date with respect to the cash dividend to which this provision is being applied (except that if no other cash dividend has had an Ex-Dividend Date occurring in such period, the period for calculating the average of the Closing Prices shall be the period commencing 365 days prior to the date immediately prior to the Ex-Dividend Date with respect to the cash dividend to which this provision is being applied), such cash dividend together with each other cash dividend with an Ex-Dividend Date occurring in such 365-day period that is aggregated with such cash dividend in accordance with this paragraph shall be deemed to be an Extraordinary Cash Dividend.

The adjustment pursuant to the foregoing provisions of this paragraph (C) shall be made successively whenever any distribution to which this paragraph (C) applies is made, and shall become effective immediately after the record date for the determination of stockholders entitled to receive the distribution.

(D) If this Section 10.7(c)(v) requires adjustments to the Conversion Price under more than one of clause (4) of the first sentence of paragraph (A), paragraph (B) or paragraph (C), and the record dates for the distribution giving rise to such adjustments shall occur on the same date, then such adjustments shall be made by applying, first, the provisions of paragraph (A), second the provisions of paragraph (C) and, third, the provisions of paragraph (B).

(E) No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) thereof; provided, however, that any adjustments which by reason of this paragraph (E) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 10.7(c)(v) shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

(F) In any case in which this Section 10.7(c)(v) shall require that an adjustment in the Conversion Price be made effective as of the record date for a specified event, the Corporation may elect to defer until the occurrence of such event (x) issuing to the holder of the Seventh Series the shares, if any, issuable upon such conversion over and above the shares, if any, issuable upon such conversion on the basis of the Conversion Price in effect prior to such adjustment, if the Seventh Series is converted after such record date, and (y) paying to the holder cash or its check in lieu of any fractional interest to which the holder would be entitled pursuant to Section 10.7(c)(iv); provided, however, that the Corporation shall deliver to the holder a due bill or other appropriate instrument evidencing the holder’s right to receive such additional shares and such cash upon the occurrence of the event requiring such adjustment.

(G) If the Corporation consolidates with or merges into, or transfers (other than by mortgage or pledge) its properties and assets substantially as an entirety to, another Person or the Corporation is a party to a merger or binding share exchange which reclassifies or changes its outstanding Voting Common Stock, or the Voting Common Stock is converted into another class or series of capital stock of the Corporation, the Corporation (or its successor in such transaction) or the transferee of such properties and assets shall make appropriate provision so that the holder’s certificate representing shares of Seventh Series shall thereafter be convertible, upon the terms and conditions specified in the certificates, for the kind and amount of securities, cash or other assets receivable upon such transaction by a holder of the number of shares of Voting Common Stock purchasable upon conversion of the holder’s Seventh Series immediately before the effective date of such transaction (assuming, to the extent applicable, that such holder of Voting Common Stock failed to exercise any rights of election with respect thereto, and received per share the kind and amount of securities, cash or other assets received per share of Voting Common Stock by a plurality of the nonelecting shares of Voting Common Stock); and in any such case, if necessary, the provisions set forth in this Section 10.7(c)(v) with respect to the rights and interests thereafter of the holder of the Seventh Series shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any such other securities or assets thereafter deliverable on the conversion of the holder’s Seventh Series. The subdivision or combination of the Voting Common Stock at any time outstanding into a greater or lesser number of shares of Voting Common Stock shall not be deemed to be a reclassification of the Voting Common Stock for the purposes of this subsection. The Corporation shall not effect any such consolidation, merger, transfer or binding share exchange unless prior to or simultaneously with the consummation thereof the successor (if other than the Corporation) resulting from such consolidation or merger or the Person purchasing such assets or other appropriate Person shall assume, by written instrument, the obligation to deliver to the holders of the Seventh Series such securities, cash or other assets as, in accordance with the foregoing provisions, the holder may be entitled to purchase and the other obligations in this Section 10.7.

The Corporation may make such reductions in the Conversion Price, in addition to those required by paragraphs (A), (B) and (C) of this Section 10.7(c)(v), as it shall in its sole discretion determine to be advisable.

(H) Subject to Section 10.7(c)(v)(E) and to the remaining provisions of this Section 10.7(c)(v)(H), in the event that a holder of Seventh Series would be entitled to receive upon conversion thereof pursuant to this Section 10.7(c)(v) any Redeemable Capital Stock and the Corporation redeems, exchanges or otherwise acquires all of the outstanding shares or other units of such Redeemable Capital Stock (such event being a “Redemption Event”), then, from and after the effective date of such Redemption Event, the holders of shares of Seventh Series then outstanding shall be entitled to receive upon conversion of such shares, in lieu of shares or units of such Redeemable Capital Stock, the kind and amount of shares of stock and other securities and property receivable upon the Redemption Event by a holder of the number of shares or units of such Redeemable Capital Stock into which such shares of Seventh Series could have been converted immediately prior to the effective date of such Redemption Event (assuming, to the extent applicable, that such holder failed to exercise any rights of election with respect thereto and received per share or unit of such Redeemable Capital Stock the kind and amount of stock and other securities and property received per share or unit by a plurality of the non-electing shares or units of such Redeemable Capital Stock), and (from and after the effective date of such Redemption Event) the holders of the Seventh Series shall have no other conversion rights under these provisions with respect to such Redeemable Capital Stock.

Notwithstanding the foregoing, if the redemption price for the shares of such Redeemable Capital Stock is paid in whole or in part in Redemption Securities, and the Mirror Preferred Stock Condition is met, the Seventh Series shall not be convertible into such Redemption Securities and, from and after the applicable redemption date, the holders of any shares of Seventh Series that have not been exchanged for Mirror Preferred Stock and Exchange Preferred Stock shall have no conversion rights under these provisions except for any conversion right that may have existed immediately prior to the effective date of the Redemption Event with respect to any shares of stock (including the Voting Common Stock) or other securities or property other than the Redeemable Capital Stock so redeemed. The Corporation shall use all commercially reasonable efforts to ensure that the Mirror Preferred Stock Condition is satisfied. The “Mirror Preferred Stock Condition” will be satisfied in connection with a redemption of any Redeemable Capital Stock into which the Seventh Series is then convertible if appropriate provision is made so that the holders of the Seventh Series have the right to exchange their shares of Seventh Series on the effective date of the Redemption Event for Exchange Preferred Stock of the Corporation and Mirror Preferred Stock of the issuer of the Redemption Securities. The sum of the initial liquidation preferences of the shares of Exchange Preferred and Mirror Preferred Stock delivered in exchange for a share of

Seventh Series will equal the Liquidation Preference of a share of Seventh Series on the effective date of the Redemption Event. The Mirror Preferred Stock will have an aggregate initial liquidation preference equal to the product of the aggregate Liquidation Preference of the shares of Seventh Series exchanged therefor and the quotient of (x) the product of the amount of shares of the Redeemable Capital Stock for which each share of Seventh Series is then convertible to be redeemed (determined immediately prior to the effective date of the Redemption Event) and the average of the daily Closing Prices of the Redeemable Capital Stock for the period of ten consecutive trading days ending on the third trading day prior to the effective date of the Redemption Event, divided by (y) the sum of the amount determined pursuant to clause (x), plus the fair value of the shares of stock or other securities or property (other than the Redeemable Capital Stock being redeemed) that would have been receivable by a holder of Seventh Series upon conversion thereof immediately prior to the effective date of the Redemption Event (such fair value to be determined in the case of stock or other securities with a Closing Price in the same manner as provided in clause (x) and otherwise by the Board of Directors in the exercise of its judgment). The shares of Exchange Preferred Stock will have an aggregate initial liquidation preference equal to the difference between the aggregate Liquidation Preference of the shares of Seventh Series exchanged therefor and the aggregate initial liquidation preference of the Mirror Preferred Stock. No shares of Exchange Preferred Stock will be issued in exchange for the Seventh Series if the shares of Exchange Preferred Stock would have no Liquidation Preference as a result of the above formula.

(I) If the Corporation effects a Spin Off, the Corporation shall make appropriate provision so that the holders of the Seventh Series have the right to exchange their shares of Seventh Series on the effective date of the Spin Off for Exchange Preferred Stock of the Corporation and Mirror Preferred Stock of the issuer of the Spin Off Securities. The sum of the initial liquidation preference of the shares of Exchange Preferred Stock and Mirror Preferred Stock delivered in exchange for a share of Seventh Series will equal the Liquidation Preference of a share of Seventh Series on the effective date of the Spin Off. The Mirror Preferred Stock will have an aggregate liquidation preference equal to the product of the aggregate Liquidation Preference of the shares of Seventh Series exchanged therefor and the quotient of (x) the product of the number (or fraction) of Spin Off Securities that would have been receivable upon such Spin Off by a holder of the number of shares of Voting Common Stock issuable upon conversion of a share of Seventh Series immediately prior to the effective date of the Spin Off and the average of the daily Closing Prices of the Spin Off Securities for the period of ten consecutive trading days commencing on the tenth trading day following the effective date of the Spin Off, divided by (y) the sum of the amount determined pursuant to clause (x), plus the fair value of the shares of Voting Common Stock and other securities or property (other than Spin Off Securities) that would have been receivable by a holder of a share of Seventh Series in the Spin Off following conversion thereof immediately prior to the effective date of the Spin Off (such fair value to be determined in the case of Voting Common Stock or other securities with a Closing Price in the same manner as provided in clause (x) and otherwise by the Board of Directors in the exercise of its judgment). The shares of Exchange Preferred Stock will have an aggregate initial liquidation preference equal to the difference between the aggregate Liquidation Preference of the shares of Seventh Series exchanged therefor and the aggregate initial liquidation preference of the Mirror Preferred Stock. No shares of Exchange Preferred Stock will be issued in exchange for the Seventh Series if the shares of Exchange Preferred Stock would have no Liquidation Preference as a result of the above formula. From and after the effective date of such Spin Off, the holders of any shares of Seventh Series that have not been exchanged for Mirror Preferred Stock and Exchange Preferred Stock as provided above shall have no conversion rights under these provisions with respect to such Spin Off Securities.

(vi) The Corporation shall pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Voting Common Stock on the conversion of Seventh Series; provided, however, that the Corporation shall not be required to pay any tax that may be payable in respect of any registration of transfer involved in the issue or delivery of shares of Voting Common Stock in a name other than that of the registered holder of Seventh Series converted or to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(d) Liquidation Rights. Subject to prior payment of preferred amounts to which any Senior Stock is entitled, in the event of any liquidation, dissolution or winding up of the Corporation the holders of the Seventh Series will be entitled to receive out of the assets of the Corporation available for distribution to stockholders, before any distribution of the assets shall be made to the holders of the Corporation Common Stock or any other class or series of stock ranking junior to the Seventh Series upon liquidation, the sum of U.S. $1,000 per share (the “Liquidation Preference”), plus in each case any accumulated unpaid dividends (whether or not declared), to the date of final distribution. If upon any liquidation, dissolution or winding up of the Corporation the amounts payable with respect to the Seventh Series and any other Parity Stock are not paid in full, the holders of the Seventh Series and such Parity Stock will share ratably in any distribution of assets in proportion to the full preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Seventh Series shall not be entitled to any further participation in any distribution of assets by the Corporation. A consolidation or merger of the Corporation with or into one or more other corporations (whether or not the Corporation is the corporation surviving such consolidation or merger), or a sale, lease or exchange of all or substantially all of the assets of the Corporation, shall not be deemed to be a voluntary or involuntary liquidation, dissolution, or winding up of the Corporation. Notice of a liquidation, dissolution or winding up of the Corporation shall be filed at each office or agency maintained for the purpose of conversion of the Seventh Series, and shall be mailed to the holders of Seventh Series at their last addresses as they shall appear on the stock transfer books of the Corporation, at least 20 business days before any such action, stating the date on which any such action is expected to become effective. The failure to give or receive the notice required by this section or any defect therein shall not affect the legality or validity of any such action.

(e) Redemption.

(i) General. The Corporation may at its option redeem the Seventh Series in whole or in part at any time or from time to time, at a redemption price equal to the Liquidation Preference per share of Seventh Series, plus any accumulated unpaid dividends (whether or not declared) up to but excluding such redemption date. If less than all the outstanding Seventh Series is to be redeemed, the shares to be redeemed shall be selected pro rata as nearly as practicable or by lot, or by such other method as may be determined by the Board of Directors to be equitable, without regard to whether the shares to be redeemed are convertible into Series 1 Common Stock or Series 2 Common Stock. Shares so redeemed shall be cancelled and upon such cancellation shall be deemed to be authorized and unissued shares of Preferred Stock, without par value, of the Corporation but shall not be reissued as shares of the same series.

(ii) Mandatory Redemption. To the extent permitted by law, the Corporation shall redeem, on November 23, 2008 (or, if such day is not a Business Day, on the first Business Day thereafter) (subject to extension as provided in the last sentence of this Section 10.7(e)(ii), the “Mandatory Redemption Date”), all remaining shares of Seventh Series then outstanding, at the redemption price of $1,000 for each share outstanding, plus an amount in cash equal to all accrued but unpaid dividends thereon to the Mandatory Redemption Date. Prior to authorizing or making such redemption with respect to the Seventh Series, the Corporation, by resolution of the Board of Directors shall, to the extent of funds legally available therefor, declare a dividend on the Seventh Series payable on the Mandatory Redemption Date in an amount equal to any accrued and unpaid dividends on the Seventh Series as of such date and, if the Corporation does not have sufficient legally available funds to declare and pay all dividends accrued at the time of such redemption, any remaining accrued and unpaid dividends shall be added to the redemption price. After paying any accrued and unpaid dividends pursuant to the foregoing sentence, if the funds of the Corporation legally available for redemption of shares of the Seventh Series then required to be redeemed are insufficient to redeem the total number of such shares then outstanding, those funds which are legally available shall be used to redeem the maximum possible number of shares of the Seventh Series. At any time and from time to time thereafter, when additional funds of the Corporation are legally available to discharge its obligation to redeem all of the outstanding shares of Seventh Series required to be redeemed pursuant to this section (the “Mandatory Redemption Obligation”), such funds shall be immediately used to discharge such Mandatory Redemption Obligation until the balance of such shares have been redeemed. If and so long as the Mandatory Redemption Obligation shall not be fully discharged, (x) dividends on any remaining outstanding shares of Seventh Series shall continue to accrue and be added to the dividend payable pursuant to the third preceding sentence and (y) the Corporation shall not declare or pay any dividend or make any distribution on any Parity Stock or Junior Stock. With respect to any Exchange Preferred Stock or Mirror Preferred Stock, the Mandatory Redemption Date shall be the later to occur of (i) November 23, 2008, and (ii) the fifth anniversary of the date of issuance of such Exchange Preferred Stock or Mirror Preferred Stock.

(iii) Notice. The Corporation will provide notice of any redemption of shares of Seventh Series to holders of record of the Seventh Series to be redeemed not less than 30 nor more than 60 days prior to the date fixed for such redemption. Such notice shall be provided by first-class mail postage prepaid, to each holder of record of the Seventh Series to be redeemed, at such holder’s address as it appears on the stock transfer books of the Corporation. Each such mailed notice shall state, as appropriate, the following:

(A) the redemption date;

(B) the number of shares of Seventh Series to be redeemed and, if fewer than all the shares held by any holder are to be redeemed, the number of such shares to be redeemed from such holder;

(C) the redemption price;

(D) the place or places where certificates for such shares are to be surrendered for redemption;

(E) the amount of full cumulative dividends per share of Seventh Series to be redeemed accrued and unpaid up to but excluding such redemption date, and that dividends on shares of Seventh Series to be redeemed will cease to accrue on such redemption date unless the Corporation shall default in payment of the redemption price plus such full cumulative dividends accrued and unpaid thereon;

(F) the name and location of any bank or trust company with which the Corporation will deposit redemption funds pursuant to subsection (v) below;

(G) the then effective Conversion Price (as determined under Section 10.7(c)); and

(H) that the right of holders to convert shares of Seventh Series to be redeemed will terminate at the close of business on the date fixed for redemption (unless the Corporation shall default in the payment of the redemption price and such full cumulative dividends accrued and unpaid thereon).

Any notice that is mailed as set forth above shall be conclusively presumed to have been duly given, whether or not the holder of shares of Seventh Series receives such notice, and failure to give such notice by mail, or any defect in such notice, to the holders of any shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Seventh Series.

(iv) Mechanics of Redemption. Upon surrender in accordance with the aforesaid notice of the certificate for any shares so redeemed (duly endorsed or accompanied by appropriate instruments of transfer if so required by the Corporation), the holders of record of such shares shall be entitled to receive the redemption price, without interest, plus full cumulative dividends thereon accrued and unpaid up to but excluding such redemption date out of funds legally available therefor. If fewer than all the shares represented by any such certificate are redeemed, a new certificate representing the unredeemed shares shall be issued without cost to the holder thereof.

(v) Redemption Funds. On the date of any redemption being made pursuant to this section, the Corporation shall, and at any time after notice of such redemption shall have been mailed and before the date of redemption the Corporation may, deposit for the benefit of the holders of shares of Seventh Series to be redeemed the funds necessary for such redemption with a bank or trust company in the City of New York having a capital and surplus of at least $1 billion, with instructions to such bank or trust company to pay the full redemption amounts as provided herein to the holders of shares of Seventh Series upon surrender of certificates for such shares; provided, however, that the making of such deposit shall not release the Corporation from any of its obligations hereunder. Any moneys so deposited by the Corporation and unclaimed at the end of two years from the date designated for such redemption shall revert to the general funds of the Corporation and, upon demand, such bank or trust company shall pay over to the Corporation such unclaimed amounts and thereupon such bank or trust company shall be relieved of all responsibility in respect thereof and any holder of shares of Seventh Series so redeemed shall look only to the Corporation for the payment of the full redemption amounts, as provided herein.

(vi) Rights After Redemption. Notice of redemption having been given as aforesaid, upon the deposit pursuant to subsection (v) of the full redemption amounts as provided herein in respect of all shares of Seventh Series then to be redeemed, notwithstanding that any certificates for such shares shall not have been surrendered in accordance with subsection (iv), from and after the date of redemption designated in the notice of redemption: (A) the shares represented thereby shall no longer be deemed outstanding, (B) the rights to receive dividends thereon shall cease to accrue and (C) all rights of the holders of such shares of Seventh Series shall cease and terminate, excepting only the right to receive the full redemption amounts as provided herein without interest thereon. If the funds deposited are not sufficient for redemption of the shares of the Seventh Series that were to be redeemed, then no certificates evidencing such shares shall be deemed surrendered and such shares shall remain outstanding and the rights of holders of shares of Seventh Series shall continue to be those of holders of shares of the Seventh Series.

(vii) Restrictions on Redemption and Purchase. Any provision of this section to the contrary notwithstanding, in the event that any quarterly dividend payable on the Seventh Series shall be in arrears and until all such dividends in arrears shall have been paid or declared and set apart for payment, the Corporation shall not redeem any shares of Parity Stock or Junior Stock unless all outstanding shares of Seventh Series are simultaneously redeemed and shall not purchase or otherwise acquire any shares of Seventh Series or any Parity Stock or Junior Stock except (A) by conversion into or exchange for stock ranking junior as to dividends or (B) in accordance with a purchase or exchange offer made by the Corporation to all holders of record of Seventh Series and such Parity Stock upon the same terms as to holders of any series and, in the case of offers relating to more than one series, upon such terms as the Board of Directors or, to the extent permitted by applicable law, any authorized committee thereof, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series of stock, determines will result in fair and equitable treatment as between such series, which determination shall be conclusive.

(f) Advance Notice of Certain Transactions. If the Corporation: (i) takes any action which would require any adjustment to the Conversion Price or the number of shares issuable upon a Conversion; (ii) is a party to a consolidation, merger or binding share exchange, or transfers all or substantially all of its assets to another person or entity, and any stockholders of the Corporation must approve the transaction; or (iii) voluntarily or involuntarily dissolves, liquidates or winds up, then, in any such event, the Corporation shall give to the holders of record of the Seventh Series, at least 10 days prior to any record date or other date set for definitive action if there shall be no record date, a written notice by first class mail, postage prepaid, to such holders at their last address as shown upon the stock transfer books of the Corporation, stating the record date for and anticipated effective date of such action or event and, if applicable, whether the Corporation will adjust the Conversion Price or the number of shares issuable upon a Conversion. Notwithstanding the foregoing, notice shall be given no later than the time any required notice of such action or event is given to the holders of Corporation Common Stock.

(g) Reservation of Shares. The Corporation shall at all times keep available and reserved for the purpose of issuance upon conversion of shares of Seventh Series the number of shares of its Voting Common Stock required for conversion of the outstanding and any reserved shares of the Seventh Series. The Corporation shall take all corporate and other actions necessary to ensure that all shares of Voting Common Stock issuable on conversion of Seventh Series will upon issuance be duly and validly authorized and issued, fully paid and nonassessable.

(h) Certain Protective Provisions. If at any time the full cumulative dividends on shares of the Seventh Series have not been paid or declared and set aside for payment for the current and all past quarterly dividend periods, the Corporation (a) will not declare, or pay, or set apart for payment any dividends or make any distribution, on any class or series of Parity Stock or Junior Stock; (b) will not redeem, purchase or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, any shares of any class or series of Parity Stock or Junior Stock; provided that notwithstanding the foregoing, the Corporation may at any time redeem, purchase or otherwise acquire shares of Junior Stock in exchange for, or out of the net cash proceeds from the substantially simultaneous sale of, other shares of Junior Stock; and (c) will not redeem pursuant to redemption rights in the terms of such stock any Parity Stock unless at the same time it redeems all the shares of the Seventh Series.

(i) Voting Rights. Except as otherwise required by law, each outstanding share of the Seventh Series shall be entitled to vote on all matters in respect of which the holders of the Voting Common Stock of the Corporation are entitled to vote, and the holders of the Seventh Series shall vote together with the holders of all other classes or series of capital stock that have general voting power on all such matters as a single class; provided, however, that the affirmative vote or consent of two-thirds of the votes to which the holders of the outstanding shares of the Seventh Series are entitled shall be necessary for authorizing, effecting or validating the amendment, alteration or repeal of any or the provisions of the Articles of Incorporation or of any amendment thereto (including any certificate of designation or any similar document relating to any series of Preferred Stock of the Corporation), which would materially and adversely affect the voting powers, preferences, rights, powers or privileges, qualifications, limitations and restrictions of the Seventh Series; provided, however, that neither (i) the creation, issuance, or increase in the amount of authorized shares of any series of Preferred Stock nor (ii) the consummation of any transaction described in Section 10.7(c) in which the voting powers, preferences, rights, powers or privileges, qualifications, limitations and restrictions of the Seventh Series are addressed as contemplated by such section will (in either such case) be deemed to materially and adversely affect such voting powers, preferences, rights, powers or privileges, qualifications, limitations and restrictions of the Seventh Series.

On each matter to be voted on by the holders of the Seventh Series, each outstanding share of the Seventh Series is entitled to a number of votes equal to the number of votes that could be cast with respect to such matter by the holder of that number of shares of the series of Voting Common Stock into which such share of Seventh Series could be converted if the requirements for conversion under Section 10.7(c)(iii) had been satisfied by such voting party on the record date for determining the shareholders of the Corporation who are entitled to vote with respect to such matter.

(j) Definitions. As used in this Section 10.7 only:

(i) the term “Affiliate” has the meaning given to such term in the Restructuring Agreement;

(ii) the term “Cable Holder” means any of (A) TeleCommunications, Inc., a Delaware corporation, Comcast Corporation, a Pennsylvania corporation, or Cox Communications, Inc., a Delaware corporation, (B) any Affiliate of an entity identified in clause (A) of this definition, (C) any successor by operation of law of an entity identified in clauses (A) or (B) of this definition or (D) any entity controlled by two or more entities identified in clauses (A) through (C) of this definition or this clause (D) even if such entity is not considered an Affiliate of any individual entity so identified;

(iii) the term “close of business” means 5:00 p.m. local New York City time on a Business Day;

(iv) the term “Closing Price” for a security, on any day, means the last sale price, regular way, per share of such security as reported on the New York Stock Exchange on such day, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, of such security on the New York Stock Exchange, in either case as reported on the New York Stock Exchange Composite Transactions Tape, or if such security is not then listed or admitted to trading on such exchange, on the principal national securities exchange on which such security is then listed or admitted to trading, or if such security is not then listed or admitted to trading on any national securities exchange, as quoted through the National Market tier of the NNM;

(v) “Convertible Securities” means any or all options, warrants, securities and rights which are convertible into or exercisable or exchangeable for Voting Common Stock at the option of the holder thereof, or which otherwise entitle the holder thereof to subscribe for, purchase or otherwise acquire Voting Common Stock.

(vi) “Current Market Price”, on the Determination Date for any issuance of rights or warrants or any distribution in respect of which the Current Market Price is being calculated, means the average of the daily Closing Prices of the Series 1 Common Stock for the shortest of:

(A) the period of 30 consecutive Trading Days commencing 45 Trading Days before such Determination Date;

(B) the period commencing on the date next succeeding the first public announcement of the issuance of rights or warrants or the distribution in respect of which the Current Market Price is being calculated and ending on the last full Trading Day before such Determination Date; and

(C) the period, if any, commencing on the date next succeeding the Ex-Dividend Date with respect to the next preceding issuance of rights or warrants or distribution for which an adjustment is required by the provisions of clause (4) of the first sentence of Section 10.7(c)(v)(A), Section 10.7(c)(v)(B) or Section 10.7(c)(v)(C), and ending on the last full Trading Day before such Determination Date.

If the record date for an issuance of rights or warrants or a distribution for which an adjustment is required by the provisions of clause (4) of the first sentence of Section 10.7(c)(v)(A), Section 10.7(c)(v)(B) or Section 10.7(c)(v)(C) (the “preceding adjustment event”) precedes the record date for the issuance or distribution in respect of which the Current Market Price is being calculated and the Ex-Dividend Date for such preceding adjustment event is on or after the Determination Date for the issuance or distribution in respect of which the Current Market Price is being calculated, then the Current Market Price shall be adjusted by deducting therefrom the fair market value (on the record date for the issuance or distribution in respect of which the Current Market Price is being calculated), as determined in good faith by the Board of Directors, of the capital stock, rights, warrants, assets or evidences of indebtedness issued or distributed in respect of each share of Series 1 Common Stock in such preceding adjustment event. Further, in the event that the Ex-Dividend Date (or in the case of a subdivision, combination or reclassification, the effective date with respect thereto) with respect to a dividend, subdivision, combination or reclassification to which clauses (1), (2), (3) or (4) of the first sentence of Section 10.7(c)(v)(A) applies occurs during the period applicable for calculating the Current Market Price, then the Current Market Price shall be calculated for such period in a manner determined in good faith by the Board of Directors to reflect the impact of such dividend, subdivision, combination or reclassification on the Closing Prices of the Series 1 Common Stock during such period.

For purposes of this Section 10.7, the Current Market Price of a share of Series 2 Common Stock as of any Determination Date shall be the Current Market Price of a share of Series 1 Common Stock as of such Determination Date;

(vii) “Determination Date” for any issuance of rights or warrants or any distribution to which Section 10.7(c)(v)(B) or 10.7(c)(v)(C) applies means the earlier of (A) the record date for the determination of stockholders entitled to receive the rights or warrants or the distribution to which such section applies and (B) the Ex-Dividend Date for such right, warrants or distribution;

(viii) “Exchange Preferred Stock” means a series of convertible preferred stock of the Corporation having terms, conditions, designations, dividend rights, voting powers, rights on liquidation and other preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof that are identical, or as nearly so as is practicable in the judgment of the Board of Directors, to those of the Seventh Series for which such Exchange Preferred Stock is exchanged, except that (A) the liquidation preference will be determined as provided in Section 10.7(c)(v)(H) or Section 10.7(c)(v)(I), as applicable, (B) the running of any time periods pursuant to the terms of the Seventh Series shall be tacked to the corresponding time periods in the Exchange Preferred Stock and (C) the Exchange

Preferred Stock will not be convertible into, and the holders will have no conversion rights thereunder with respect to, (x) in the case of a redemption of Redeemable Capital Stock, the Redeemable Capital Stock redeemed, or the Redemption Securities issued, in the Redemption Event, and (y) in the case of a Spin Off, the Spin Off Securities;

(ix) “Ex-Dividend Date” shall mean the date on which “ex-dividend” trading commences for a dividend, an issuance of rights or warrants or a distribution to which any of Section 10.7(c)(v)(A), Section 10.7(c)(v)(B) or Section 10.7(c)(v)(C) applies in the over-the-counter market or on the principal exchange on which the Series 1 Common Stock is then quoted or listed;

(x) the term “Initial Conversion Price” shall be an amount equal to $30.7466.

(xi) the term “Junior Stock” means any stock ranking junior as to dividends or upon liquidation, dissolution or winding up to the Seventh Series;

(xii) the term “Mirror Preferred Stock” means convertible preferred stock issued by (A) in the case of a redemption of Redeemable Capital Stock, the issuer of the applicable Redemption Securities, and (B) in the case of a Spin Off, the issuer of the applicable Spin Off Securities and having terms, designations, conditions, dividend rights, voting powers, rights on liquidation and other preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof that are identical, or as nearly so as is practicable in the judgment of the Board of Directors, to those of the Seventh Series for which such Mirror Preferred Stock is exchanged, except that (1) the liquidation preference will be determined as provided in Section 10.7(c)(v)(H) or Section 10.7(c)(v)(I), as applicable, (2) the running of any time periods pursuant to the terms of the Seventh Series shall be tacked to the corresponding time periods in the Mirror Preferred Stock and (3) the Mirror Preferred Stock shall be convertible into the kind and amount of Redemption Securities or Spin Off Securities, as applicable, and other securities and property that the holder of a share of Seventh Series in respect of which such Mirror Preferred Stock is issued pursuant to the terms hereof would have received (x) in the case of the redemption of Redeemable Capital Stock, upon such redemption had such share of Seventh Series been converted immediately prior to the effective date of the Redemption Event and (y) in the case of a Spin Off, in such Spin Off had such share of Seventh Series been converted immediately before the record date for such Spin Off;

(xiii) the term “Parity Stock” means any stock ranking on a parity as to dividends or upon liquidation, dissolution or winding up with the Seventh Series;

(xiv) the term “record date” means such date as from time to time fixed by the Board of Directors with respect to the receipt of dividends, the receipt of a redemption price upon redemption or the taking of any action or exercise of any voting rights;

(xv) the term “Redeemable Capital Stock” means a class or series of capital stock of the Corporation that provides by its terms a right in favor of the Corporation to call, redeem, exchange or otherwise acquire all of the outstanding shares or units of such class or series;

(xvi) the term “Redemption Securities” means, with respect to the redemption of any Redeemable Capital Stock, stock of a Subsidiary of the Corporation that is distributed by the Corporation in payment, in whole or in part, of the redemption price of such Redeemable Capital Stock;

(xvii) the term “Restructuring Agreement” means that Restructuring and Merger Agreement, dated as of May 26, 1998, among the Corporation, Tele-Communications, Inc., Comcast Corporation, Cox Communications, Inc. and certain of their respective Affiliates;

(xviii) the term “Spin Off” means the distribution of stock of a Subsidiary of the Corporation as a dividend to all holders of Voting Common Stock.

(xix) the term “Spin Off Securities” means stock of a Subsidiary of the Corporation that is distributed to holders of Voting Common Stock in a Spin Off.

(xx) the term “Subsidiary” means, with respect to any person, any corporation, limited liability company, partnership or other legal entity more than 50% of whose outstanding voting securities or membership, partnership or other ownership interests, as the case may be, are directly or indirectly owned by such person.

(xxi) the term “Trading Day” means a day on which the principal national securities exchange on which the Series 1 Common Stock is listed or admitted to trading, or the NNM, as applicable, if the Series 1 Common Stock is not listed or admitted to trading on any national securities exchange, is open for the transaction of business (unless such trading shall have been suspended for the entire day) or, if the Series 1 Common Stock is not listed or admitted to trading on any national securities exchange or the NNM, any Business Day; and

(xxii) the term “Transfer” means any act pursuant to which, directly or indirectly, the ownership of the assets or securities in question is sold, transferred, conveyed, delivered or otherwise disposed, but shall not include (a) any grant of Liens or (b) any conversion or exchange of any security of the Corporation pursuant to a merger or other business combination involving the Corporation.

Section 10.8. Preferred Stock- Ninth Series Zero Coupon Convertible Preferred Stock Due 2013

(a) Designation. There is hereby created out of the authorized and unissued shares of preferred stock of the Corporation a class of preferred stock designated as the “Ninth Series Zero Coupon Convertible Preferred Stock Due 2013” (hereinafter, the “Ninth Series”). The shares constituting such series shall number 230,045. The liquidation preference of the Ninth Series shall increase to $1,000 per share on the Mandatory Redemption Date.

(b) Rank. The Ninth Series shall, with respect to payments of dividends, if any, and distributions upon the liquidation, winding-up and dissolution of the Corporation, rank: (i) senior to (A) all classes of Corporation Common Stock and (B) any capital stock of the Corporation that expressly provides that it will be junior to the Ninth Series as to dividends, including the Sixth Series, and distributions upon the liquidation, winding-up and dissolution of the Corporation (collectively referred to herein, together with all classes of Corporation Common Stock, as the “Junior Securities”); (ii) on a parity with (A) the Seventh Series and (B) each class of capital stock or series of Preferred Stock hereafter created by the Board of Directors the terms of which expressly provide that such class or series will rank on a parity with the Ninth Series as to dividend rights and rights upon the liquidation, winding-up and dissolution of the Corporation (collectively referred to as “Parity Securities”); (iii) subject to Ninth Series Approval Rights (as defined in subparagraph (f)(ii)(A)), junior to each class of capital stock or series of Preferred Stock hereafter created by the Corporation, the terms of which have been approved by the Holders in accordance with subparagraph (f)(ii)(A) and which expressly provide that such class or series will rank senior to the Ninth Series as to dividend rights and rights upon liquidation, winding-up and dissolution of the Corporation (collectively referred to as “Senior Securities”).

(c) Dividends and Liquidation Preference. (i) Other than the Special Dividend described in subparagraph (i)(i) hereof, Holders shall not be entitled to receive dividends on the Ninth Series. The Liquidation Preference on the Ninth Series will accrete from the Effective Date at an annual rate of 9.25%, compounded quarterly on each March 23, June 23, September 23 and December 23, commencing on the first such date following the Effective Date, and shall be determined as set forth in the definition of “Liquidation Preference” in this Section 10.8. The Liquidation Preference shall cease to accrete in respect of the Ninth Series on the Mandatory Redemption Date or on the date of its earlier redemption, repurchase or conversion unless the Corporation shall have failed to pay the relevant redemption price or repurchase price or effect any such conversion on the date fixed for any such redemption, repurchase or conversion.

(ii) Unless the Corporation is not in default in respect of its obligations described in paragraphs (e)(ii) or (g) hereof, (w) no dividend (other than a dividend payable solely in shares of Junior Securities or options, warrants or rights to purchase Junior Securities) shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any Parity Securities or Junior Securities, (x), no other distribution shall be declared or made upon, or any sum set apart for the payment of any distribution upon, any Parity Securities or Junior Securities, (y) no Parity Securities or Junior Securities shall be purchased, redeemed or otherwise acquired or retired for value (excluding an exchange for shares of other Parity Securities or Junior Securities or a purchase, redemption or other acquisition from the proceeds of a substantially concurrent sale of Junior Securities, and the repurchase of Junior Securities (including options, warrants or other rights to acquire such Junior Securities) from employees or former employees of the Corporation or its subsidiaries for consideration not to exceed $500,000 in the aggregate in any fiscal year) by the Corporation or any of its subsidiaries, and (z) no monies shall be paid into or set apart or made available for a sinking or other like fund for the purchase, redemption or other acquisition or retirement for value of any Parity Securities or Junior Securities by the Corporation or any of its subsidiaries.

(d) Liquidation Rights. (i) Upon any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, after payment in full of the liquidation preference (and any accrued and unpaid dividends) on any Senior Securities, each Holder will be entitled, on an equal basis with the holders of any outstanding Parity Securities, to payment out of the assets of the Corporation available for distribution of an amount equal to the Liquidation Preference of the shares of the Ninth Series held by such Holder, to the date fixed for liquidation, dissolution or winding up, before any distribution is made on any Junior Securities, including, without limitation, the Corporation Common Stock. Neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation nor the consolidation or merger of the Corporation with or into one or more corporations will be deemed to be a voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, unless such sale, conveyance, exchange, transfer, consolidation or merger shall be in connection with a liquidation, dissolution or winding-up of the business of the Corporation or reduction or decrease in capital stock.

(ii) If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the amounts payable with respect to the Ninth Series and all other Parity Securities are not paid in full, the Holders and holders of Parity Securities shall share equally and ratably in any distribution of assets of the Corporation in proportion to the full liquidation preference and accumulated and unpaid dividends to which each is entitled. After payment of the full amount of the Liquidation Preference to which they are entitled, the Holders shall not be entitled to any further participation in any distribution of assets of the Corporation.

(e) Redemption. (i) Optional Redemption. (A) The shares of the Ninth Series may be redeemed (subject to contractual and other restrictions and the legal availability of funds therefor) at any time (any such date, an “Optional Redemption Date”), at the Corporation’s option, in whole or in part, in the manner provided in subparagraph (e)(iii), at a redemption price equal to the Liquidation Preference thereof on the Optional Redemption Date, upon not less than 7 days’ notice of redemption given by mail to the Holders; provided that the Corporation may condition consummation of any such optional redemption (if it is to be effected by a redemption of shares of the Ninth Series for cash) on the occurrence of any event and/or satisfaction of any condition identified as such in the relevant Redemption Notice to the Holders, and may withdraw such Redemption Notice (and thereby terminate its obligation to effect such optional redemption) by written notice to that effect given by mail to the Holders at least 3 days prior to the relevant Optional Redemption Date. If not so withdrawn, such redemption will no longer be conditional. The Corporation may, at its option, in lieu of paying the redemption price in cash, pay the redemption price or a portion thereof in Series 1 Common Stock or in a combination of cash and Series 1 Common Stock.

(B) In the event of a redemption pursuant to subparagraph (e)(i)(A) hereof of only a portion of the then outstanding shares of the Ninth Series, the Corporation shall effect such redemption as it determines, pro rata according to the number of shares of the Ninth Series held by each Holder, provided that the Corporation may redeem such shares held by any Holder of fewer than 100 shares of the Ninth Series by lot or otherwise without regard to such pro rata redemption requirement, as may be determined by the Corporation in its sole discretion.

(ii) Mandatory Redemption. The shares of the Ninth Series will be subject to mandatory redemption (subject to the legal availability of funds therefor but without regard to any contractual or other restrictions with respect thereto), in the manner provided in subparagraph (e)(iii), in whole on the Mandatory

Redemption Date, at a redemption price equal to the Liquidation Preference thereof on the Mandatory Redemption Date. The Corporation may, at its option, in lieu of paying the redemption price in cash, pay the redemption price or a portion thereof in Series 1 Common Stock or in a combination of cash and Series 1 Common Stock.

(iii) Procedures for Redemption. (A) At least 7 days prior to the date fixed for any redemption of the Ninth Series, written notice (the “Redemption Notice”) shall be given by first-class mail, postage prepaid, to each Holder of record on the record date fixed for such redemption of the Ninth Series at such Holder’s address as the same appears on the stock transfer books of the Corporation, provided that no failure to give such notice nor any deficiency therein shall affect the validity of the procedure for the redemption of any shares of the Ninth Series to be redeemed except as to the Holder or Holders to whom the Corporation has failed to give said notice or except as to the Holder or Holders whose notice was defective. The Redemption Notice shall state:

(1) whether the redemption is pursuant to subparagraph (e)(i)(A) or (e)(ii) hereof;

(2) the redemption price expressed as a percentage of the Liquidation Preference;

(3) whether all or less than all the outstanding shares of the Ninth Series are to be redeemed and the total number of shares of the Ninth Series being redeemed;

(4) the number of shares of the Ninth Series held, as of the appropriate record date, by the Holder that the Corporation intends to redeem;

(5) the date fixed for redemption;

(6) that the Holder is to surrender to the Corporation, at the place or places where certificates for shares of the Ninth Series are to be surrendered for redemption, in the manner and at the price designated, his certificate or certificates representing the shares of the Ninth Series to be redeemed; and

(7) that the Liquidation Preference of shares of the Ninth Series to be redeemed shall cease to accrete on such Redemption Date unless the Corporation defaults in the payment of the redemption price.

(B) Each Holder shall surrender the certificate or certificates representing such shares of the Ninth Series to the Corporation, duly endorsed if required, in the manner and at the place designated in the Redemption Notice. The full redemption price for such shares of the Ninth Series shall be payable in cash and/or Series 1 Common Stock, at the option of the Corporation, to the Person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled and retired. In the event that less than all of the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

(C) On and after any Redemption Date, provided that the Corporation has made available at the office of the Transfer Agent a sufficient amount of cash or securities to effect the redemption, the Liquidation Preference will cease to accrete on the Ninth Series called for redemption, such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as Holders shall cease except the right to receive the cash and/or Series 1 Common Stock deliverable upon such redemption, without interest from the Redemption Date.

(f) Voting Rights. (i) Holders, except as otherwise required under Kansas law or as set forth below, shall not be entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Corporation.

(ii) (A) So long as any shares of the Ninth Series are outstanding, the Corporation shall not authorize, create (by way of reclassification or otherwise) or issue any Senior Securities or any obligation or security convertible or exchangeable into or evidencing a right to purchase shares of any class or series of Senior Securities without the affirmative vote or consent of the Holders of a majority of the then outstanding shares of the Ninth Series, except that the Corporation may issue shares of Senior Securities without the approval of such Holders in exchange for, or the proceeds of which are used to redeem or repurchase, all shares of the Ninth Series then outstanding (or less than all such shares pursuant to a partial redemption made in accordance with subparagraph (e)(i) or repurchase that is made available to all Holders on a pro rata basis) or any debt of the Corporation (such approval rights, herein referred to as “Ninth Series Approval Rights”); provided that, solely in the case of Senior Securities issued in exchange for, or the proceeds of which are used to redeem or repurchase, less than all shares of the Ninth Series then outstanding, the aggregate liquidation preference of such Senior Securities shall not exceed the aggregate Liquidation Preference of, premium and accrued and unpaid dividends on, and expenses in connection with the refinancing of, the shares of the Ninth Series so exchanged, redeemed or repurchased.

(B) So long as any shares of the Ninth Series are outstanding, the Corporation shall not amend these Articles of Incorporation so as to affect adversely the specified rights, preferences, privileges or voting rights of Holders, or to authorize the issuance of any additional shares of the Ninth Series, without the affirmative vote of at least a majority of the outstanding shares of the Ninth Series, voting separately as one class, given in person or by proxy, by resolution adopted at an annual or special meeting.

(C) Except as set forth in subparagraph (f)(ii)(B) hereof, (1) the creation, authorization or issuance of any shares of any Junior Securities or Parity Securities, or (2) the increase or decrease in the amount of authorized capital stock of any class, including any Preferred Stock, shall not require the consent of the Holders and shall not, unless not complying with subparagraph (f)(ii)(B) hereof, be deemed to affect adversely the rights, preferences, privileges or voting rights of the Holders.

(iii) (A) If (1) the Corporation fails to comply with its obligations set forth in paragraph (g) hereof or (2) the Corporation defaults in the payment of the Liquidation Preference of any share of the Ninth Series payable on the Mandatory Redemption Date, then the number of Directors constituting the Board of Directors shall be immediately and automatically adjusted to permit the Holders of a majority of the then outstanding shares of the Ninth Series, voting separately as one class, to elect two Directors. Each event described in clauses (1) and (2) of this subparagraph (f)(iii)(A) is a “Voting Rights Triggering Event.”

(B) The right of the Holders voting separately as one class to elect two Directors as described in subparagraph (f)(iii)(A) shall continue until such time as (1) in the event such right arises due to failure by the Corporation to comply with its obligations set forth in paragraph (g), the Corporation remedies any such failure and (2) in the event such right arises due to a default by the Corporation in the payment of the Liquidation Preference of any share of the Ninth Series on the Mandatory Redemption Date, the Corporation remedies such default, at which time the term of any Directors elected pursuant to subparagraph (f)(iii)(A) hereof shall terminate and the number of Directors constituting the Board of Directors shall be reduced to the number necessary to reflect the termination of the right of the Holders to elect Directors, subject always to the same provisions for the renewal and divestment of such special voting rights in the case of any future Voting Rights Triggering Event. At any time after voting power to elect Directors shall have become vested and be continuing in the Holders pursuant to subparagraph (f)(iii)(A) hereof, or if vacancies shall exist in the offices of Directors elected by the Holders, a proper officer of the Corporation may, and upon the written request of the Holders of record of at least 25% of the shares of the Ninth Series then outstanding addressed to the Secretary of the Corporation shall, call a special meeting of the Holders, for the purpose of electing the Directors which such Holders are entitled to elect. If such meeting shall not be called by the proper officer of the Corporation within 30 days after personal service of said written request upon the Secretary of the Corporation, or within 30 days after mailing the same within the United States by certified mail, addressed to the Secretary of the Corporation at its principal executive offices, then the Holders of record of at least 25% of the outstanding shares of the Ninth Series may designate in writing one of their number to call such meeting at the expense of the Corporation, and such meeting may be called by the Person so designated upon the notice required for the annual meetings of stockholders of the Corporation and shall be held at the place for holding the annual meetings of stockholders or such other place in the United States as shall be designated in such notice. Notwithstanding the provisions of this subparagraph (f)(iii)(B), no such special meeting shall be called if any such request is received less than 40 days before the date fixed for the next ensuing annual or special meeting of stockholders of the Corporation.

Any Holder so designated shall have, and the Corporation shall provide to such designated Holder, access to the lists of Holders for purposes of calling a meeting pursuant to the provisions of this subparagraph (f)(iii)(B).

(C) At any meeting held for the purpose of electing Directors at which the Holders shall have the right, voting separately as one class, to elect Directors as aforesaid, the presence in person or by proxy of Holders of at least a majority of the outstanding shares of the Ninth Series shall be required to constitute a quorum of the Ninth Series.

(D) Any vacancy occurring in the office of a Director elected by the Holders may be filled by the remaining Director elected by such Holders unless and until such vacancy shall be filled by such Holders.

(iv) In any case in which the Holders shall be entitled to vote pursuant to this paragraph (f) or pursuant to Kansas law, each Holder shall be entitled to one vote for each share of the Ninth Series held. Any action that may be taken hereunder by the Holders at a meeting may be taken by unanimous written consent of the Holders.

(g) Change of Control. (i) A Change of Control shall be deemed to have occurred at such time after the Effective Date if there shall occur:

(x) the acquisition by any Person of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Corporation entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Corporation entitled to vote generally in elections of Directors, other than any such acquisition by the Corporation, any subsidiary of the Corporation or any employee benefit plan of the Corporation; or

(y) any consolidation of the Corporation with, or merger of the Corporation into, any other Person, any merger of another Person into the Corporation, or any sale or transfer of all or substantially all of the assets of the Corporation to another Person (other than (a) any such transaction (A) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Corporation Common Stock and (B) pursuant to which holders of Corporation Common Stock immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock (or equivalent unit of ownership interest) entitled to vote generally in the election of Directors (or other equivalent governing body) of the continuing or surviving Person immediately after such transaction and (b) any merger which is effected solely to change the jurisdiction of incorporation of the Corporation and results in a reclassification, conversion or exchange of outstanding shares of Corporation Common Stock solely into Common Shares of the surviving entity in such merger);

provided, however, that a Change of Control shall not be deemed to have occurred if either (a) the closing price per share of the Series 1 Common Stock for any five Trading Days within the period of 10 consecutive Trading Days ending immediately after the later of the Change of Control or the public announcement of the Change of Control (in the case of a Change of Control under clause (x) above) or ending immediately before the Change of Control (in the case of a Change of Control under clause (y) above) shall equal or exceed 105% of the effective conversion price in effect on each such Trading Day (i.e., the Liquidation Preference on such Trading Day, divided by the Conversion Rate in effect on such Trading Day), or (b) all of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change of Control consists of Common Shares (or equivalent securities) traded on a national or regional securities exchange or quoted on the NNM and as a result of such transaction or transactions the Ninth Series becomes convertible solely into such Common Shares (or equivalent securities).

“Beneficial ownership” shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act.

(ii) Within 30 days after the occurrence of any Change of Control, the Corporation shall mail a notice (by first class mail, postage prepaid) to each Holder (the “Change of Control Corporation Notice”) with a copy to the Transfer Agent stating that a Change of Control has occurred and that a special tender right has arisen as a result thereof.

(iii) (A) If a Change of Control occurs, the Corporation shall be required to make an offer (a “Change of Control Offer”) to each Holder to acquire any or all of such Holder’s shares of the Ninth Series on a date (an “Acquisition Date”) that is not more than 45 days after the date of the Change of Control at a tender price equal to the Liquidation Preference thereof on the Acquisition Date. The Corporation may, at its option, in lieu of paying the tender price in cash, pay the tender price or a portion thereof in Series 1 Common Stock or in a combination of cash and Series 1 Common Stock.

(B) To exercise the special tender right set forth in subparagraph (g)(iii)(A), a Holder must deliver on or before the 30th day after the date of the Change of Control Corporation Notice written notice to the Transfer Agent of the Holder’s exercise of such right, together with, in the case of shares of the Ninth Series held in definitive form, the Ninth Series certificates with respect to which the right is being exercised. In the case of shares of the Ninth Series held in book entry form, the applicable procedures of the depositary for the shares of Ninth Series with respect to redemption of shares by an issuer will apply. Any such notice by the Holder may be withdrawn by the Holder by a written notice of withdrawal delivered to the Transfer Agent prior to the close of business on the Acquisition Date. The notice of withdrawal shall state the number of shares of the Ninth Series and the certificate numbers of the Ninth Series certificates as to which the withdrawal notice relates and the number of shares, if any, which remain subject to the Holder’s notice of exercise.

(C) With respect to any Change of Control, the Change of Control Corporation Notice shall also specify (w) the tender price and the purchase date, which shall be 45 days after the date of the Change of Control Corporation Notice; (x) that the Liquidation Preference of any shares of the Ninth Series not tendered or converted will continue to accrete in accordance with the terms hereof; (y) that, unless the Corporation defaults in the payment of the tender price, the Liquidation Preference of all shares of the Ninth Series accepted for payment pursuant to this paragraph (g) shall cease to accrete on and after the Acquisition Date and all rights of the Holders accepted for payment shall terminate on and after the Acquisition Date and (z) a description of the procedures to be followed by such Holder in order to have its shares of the Ninth Series repurchased.

(D) On the Acquisition Date, the Corporation shall, to the extent lawful, (1) accept for payment shares of the Ninth Series tendered pursuant to this paragraph (g) and (2) promptly mail to each Holder of Ninth Series so accepted payment in an amount equal to the tender price for such shares and, unless the Corporation defaults in the payment for the shares of the Ninth Series tendered pursuant to this paragraph (g), the Liquidation Preference shall cease to accrete with respect to the shares of the Ninth Series tendered and all rights of Holders of such tendered shares shall terminate, except for the right to receive payment therefor, on the Acquisition Date. The Corporation shall publicly announce the results of its Change of Control Offer on or as soon as practicable after the Acquisition Date.

(iv) (A) The Corporation shall comply with Rule 13e-4 under the Exchange Act and any securities laws and regulations to the extent such laws and regulations are applicable to the repurchase of shares of the Ninth Series in connection with a Change of Control.

(B) In the event the Corporation elects to pay all or a portion of the tender price in Series 1 Common Stock, upon determination of the actual number of shares of Series 1 Common Stock to be paid in lieu of cash in accordance with paragraph (h), the Corporation will publicly announce such determination and file a Current Report on Form 8-K with the Commission containing the information in such public announcement.

(C) If the Transfer Agent holds money or securities sufficient to pay the tender price on the Business Day following the Acquisition Date, then, on and after the Acquisition Date, each share of the Ninth Series tendered to the Corporation will cease to be outstanding and the Liquidation Preference thereon shall cease to accrete whether or not book-entry transfer of such Ninth Series is made or such Ninth Series is delivered to the Transfer Agent, and all other rights of the Holder thereof shall terminate (other than the right to receive the tender price, without interest, upon book-entry transfer or delivery of the Ninth Series certificate).

(D) Notwithstanding the foregoing provisions of this paragraph (g), the Corporation shall not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this paragraph (g) applicable to a Change of Control Offer made by the Corporation and purchases all shares of the Ninth Series validly tendered and not withdrawn pursuant to this paragraph (g).

(h) Payments in Series 1 Common Stock. (i) If the Corporation elects to pay any redemption price or tender price, in whole or in part, in Series 1 Common Stock, the number of shares to be delivered in respect of the portion of such redemption price or tender price to be paid in Series 1 Common Stock shall be equal to such portion of the redemption price or tender price divided by the Market Price of the Series 1 Common Stock. No fractional shares of Series 1 Common Stock will be delivered upon any acquisition of Ninth Series by the Corporation through the delivery of Series 1 Common Stock in payment, in whole or in part, of the redemption price or tender price. Instead, the Corporation, at its option, will either round up to full shares or pay cash based on the Market Price for all fractional shares of Series 1 Common Stock. The Corporation may elect to pay the redemption price or tender price in Series 1 Common Stock only if the Series 1 Common Stock is listed on a United States national or regional stock exchange or quoted by the NNM.

(ii) At least 23 Trading Days prior to any Redemption Date or Acquisition Date, the Corporation must give notice (a “Corporation Notice”) to the Holders of its intention to pay the redemption price or tender price, or any portion thereof, in Series 1 Common Stock (specifying the percentage thereof). Upon determination of the actual number of shares of Series 1 Common Stock in accordance with the foregoing provisions, the Corporation will publicly announce such determination and file a Current Report on Form 8-K with the Commission containing the information in such public announcement.

(iii) The Corporation’s right to pay the redemption price or tender price (or a portion thereof) in Series 1 Common Stock is subject to: (1) the delivery by the Corporation of a timely Corporation Notice of its election to purchase all or a specified percentage of the Ninth Series with Series 1 Common Stock as provided herein; (2) the registration of resales of the Series 1 Common Stock under the Securities Act, if required for the Series 1 Common Stock to be freely tradeable (assuming the Holder thereof is not an Affiliate of the Corporation); (3) the issuance of such Series 1 Common Stock being in compliance with other applicable federal and state securities laws, if any; and (4) the receipt by the Transfer Agent of an officers’ certificate and an opinion of counsel each stating that (A) the terms of the issuance of the Series 1 Common Stock are in conformity with the terms hereof and (B) the shares of Series 1 Common Stock to be issued by the Corporation in payment of the specified percentage of the tender price or redemption price have been duly authorized and, when issued and delivered pursuant to the terms hereof in payment of the tender price or redemption price, will be validly issued, fully paid and nonassessable, and, in the case of such officers’ certificate, stating that conditions (1), (2) and (3) above have been satisfied (and setting forth the Sale Price of a share of Series 1 Common Stock on each Trading Day during the period during which the Market Price is calculated and ending on the Acquisition Date or Redemption Date as applicable) and, in the case of such opinion of counsel, stating that conditions (2) and (3) above have been satisfied.

If such conditions are not satisfied by the applicable Acquisition Date or Redemption Date, the Corporation will pay the tender price or redemption price on such Acquisition Date or Redemption Date entirely in cash (except as provided in paragraph (g)).

(i) Conversion. (i) A Holder may convert its shares of the Ninth Series into Series 1 Common Stock and cash (as provided below), unless previously redeemed or repurchased, at any time prior to the close of business on December 23, 2013; provided that if a share of the Ninth Series is called for redemption, the Holder may convert it only until the close of business on the applicable Redemption Date unless the Corporation defaults in the payment of the redemption price. Shares of the Ninth Series which a Holder has tendered for acquisition by the Corporation or, as described in paragraph (g), a third party acquiror pursuant to an offer to acquire, may be converted only if such Ninth Series is withdrawn in accordance with the terms of such offer.

Each share of the Ninth Series will initially be convertible into (a) shares of Series 1 Common Stock at an initial Conversion Rate (the “Conversion Rate”) equal to the product of (1) the conversion rate in effect with respect to the Nextel Communications, Inc. Series B Preferred Stock immediately prior to the consummation of the Merger times (2) the number of shares of Series 1 Common Stock into which each share of Nextel Class A common stock is converted pursuant to the Merger Agreement, subject to adjustment upon the occurrence of certain events, as described below, and (b) an amount in cash (the “Merger Cash”) equal to the product of (1) the conversion rate in effect with respect to the Nextel Communications, Inc. Series B Preferred Stock immediately prior to the consummation of the Merger times (2) the amount of cash (if any) into which each share of Nextel Class A common stock is converted pursuant to the Merger Agreement (excluding any cash payable in lieu of fractional shares). As promptly as practicable on or after the Conversion Date, the Corporation will (x) issue and deliver to the Transfer Agent a certificate or certificates for the number of full shares of Series 1 Common Stock issuable upon conversion, with any fractional shares rounded up to full shares or, at the Corporation’s option, paid in cash in lieu of any fraction of a share, based on the Sale Price of the Series 1 Common Stock on the Trading Day preceding the Conversion Date and (y) deliver to the Transfer Agent the amount of Merger Cash (if any) payable upon conversion. In addition, if a Holder elects to convert, the Corporation will pay to such Holder, contemporaneously with the delivery of Series 1 Common Stock issuable upon conversion, the sum of $30.00 per share of Ninth Series (the “Special Dividend”).

(ii) The Corporation’s delivery to the Holder of (x) the number of shares of Series 1 Common Stock into which the Ninth Series is convertible (together with the cash payment, if any, in lieu of fractional shares of Series 1 Common Stock), (y) the amount of Merger Cash (if any) into which the Ninth Series is convertible and (z) the Special Dividend will be deemed to satisfy the Corporation’s obligation to pay the Liquidation Preference on the Ninth Series.

(iii) To convert certificated Ninth Series into Series 1 Common Stock and Merger Cash, a Holder must (i) complete and manually sign the conversion notice on the back of the Ninth Series certificate (or complete and manually sign a facsimile thereof) and deliver such notice to the Transfer Agent, (ii) surrender the Ninth Series certificate to the Transfer Agent, (iii) if required, furnish appropriate endorsements and transfer documents, and (iv) if required, pay all transfer or similar taxes. The date on which all of the foregoing requirements have been satisfied is the “Conversion Date.”

(iv) All shares of Series 1 Common Stock delivered upon conversion of the Ninth Series shall be validly issued and fully paid and nonassessable and shall be free from preemptive rights and free of any lien or adverse claim.

(v) The Conversion Rate shall be subject to adjustments from time to time as follows:

(A) If the Corporation shall hereafter pay a dividend or make a distribution in Series 1 Common Stock to all holders of any outstanding Series 1 Common Stock, the Conversion Rate shall be increased by multiplying such Conversion Rate by a fraction of which the denominator shall be the number of shares of Series 1 Common Stock outstanding (including the number of shares of Series 1 Common Stock issuable upon conversion of all then outstanding shares of capital stock of the Corporation) at the close of business on the Record Date (as defined in subparagraph (viii) below) fixed for such dividend or distribution and of which the numerator shall be the sum of such number of outstanding shares of Series 1 Common Stock and the total number of shares of Series 1 Common Stock constituting such dividend or other distribution, such increase to become effective immediately after the opening of business on the day following the Record Date fixed for the determination of shareholders entitled to receive such dividend or distribution. If any dividend or distribution of the type described in this subparagraph (v)(A) is declared but not so paid or made, the Conversion Rate shall again be adjusted to the Conversion Rate which would then be in effect if such dividend or distribution had not been declared.

(B) If the Corporation shall offer or issue rights, options or warrants to all holders of its outstanding Series 1 Common Stock entitling them to subscribe for or purchase Series 1 Common Stock at a price per share less than the average market price (determined as provided in subparagraph (viii) below) on the Record Date fixed for the determination of shareholders entitled to receive such rights, options or warrants, the Conversion Rate shall be adjusted so that the same shall equal the rate determined by multiplying the

Conversion Rate in effect at the opening of business on the date after such Record Date by a fraction of which the denominator shall be the number of shares of Series 1 Common Stock outstanding (including the number of shares of Series 1 Common Stock issuable upon conversion of all then outstanding shares of capital stock of the Corporation) at the close of business on the Record Date plus the number of shares of Series 1 Common Stock which the aggregate subscription or purchase price of the total number of shares of Series 1 Common Stock subject to such rights, options or warrants would purchase at such average market price and of which the numerator shall be the number of shares of Series 1 Common Stock outstanding (including the number of shares of Series 1 Common Stock issuable upon conversion of all then outstanding shares of capital stock of the Corporation) at the close of business on the Record Date plus the total number of additional shares of Series 1 Common Stock subject to such rights, options or warrants for subscription or purchase. Such adjustment shall become effective immediately after the opening of business on the day following the Record Date fixed for determination of shareholders entitled to purchase or receive such rights, options or warrants. To the extent that shares of Series 1 Common Stock are not delivered pursuant to such rights, options or warrants, upon the expiration or termination of such rights, options or warrants the Conversion Rate shall again be adjusted to be the Conversion Rate which would then be in effect had the adjustments made upon the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of Series 1 Common Stock actually delivered. If such rights, options or warrants are not so issued, the Conversion Rate shall again be adjusted to be the Conversion Rate which would then be in effect if such Record Date fixed for the determination of shareholders entitled to receive such rights, options or warrants had not been fixed. In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Series 1 Common Stock at less than such average market price, and in determining the aggregate offering price of such shares of Series 1 Common Stock, there shall be taken into account any consideration received for such rights, options or warrants, with the value of such consideration, if other than cash, to be determined by the Board of Directors. In lieu of the foregoing adjustment the Corporation may make adequate provision so that each Holder shall have the right to receive upon conversion of a share of the Ninth Series (or any portion thereof) the amount of such rights, options or warrants such Holder would have received had such Holder converted such share of the Ninth Series (or portion thereof) immediately prior to such Record Date.

(C) If the outstanding shares of Series 1 Common Stock shall be subdivided into a greater number of shares of Series 1 Common Stock, the Conversion Rate in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately increased and, conversely, if the outstanding shares of Series 1 Common Stock shall be combined into a smaller number of shares of Series 1 Common Stock, the Conversion Rate in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately reduced, such increase or reduction, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.

(D) In case the Corporation shall issue any Series 1 Common Stock or Right (as defined in subparagraph (viii) below) (excluding (i) any Right issued in any of the transactions described in subparagraphs (v)(A) or (v)(B) above, (ii) Series 1 Common Stock issued pursuant to (x) any Rights outstanding on the Effective Date or (y) a Right, if on the date such Right was issued, the exercise, conversion or exchange price per share of Series 1 Common Stock with respect thereto was at least equal to the then average market price of the Series 1 Common Stock and (iii) any Series 1 Common Stock or Right issued as consideration when any corporation or business is acquired, merged into or becomes part of the Corporation or a subsidiary of the Corporation in an arm’s-length transaction between the Corporation and another Person approved by the Board of Directors and, if such Person is an Affiliate of the Corporation, approved by a majority of the members of the Board of Directors who are neither (A) officers or employees of the Corporation nor (B) Affiliates of such other Person) at a price per share of Series 1 Common Stock (determined in the case of any such Right, by dividing (x) the total consideration receivable by the Corporation in consideration of the sale and issuance of such Right, plus the total consideration payable to the Corporation upon exercise, conversion or exchange thereof, by (y) the total number of shares of Series 1 Common Stock covered by such Right) that is lower than the average market price per share of Series 1

Common Stock in effect immediately prior to such sale or issuance, then the number of shares of Series 1 Common Stock thereafter issuable upon conversion of each share of the Ninth Series shall be determined by multiplying the Conversion Rate by a fraction, the numerator of which shall be the number of shares of Series 1 Common Stock outstanding (including the number of shares of Series 1 Common Stock issuable upon conversion of all then outstanding shares of capital stock of the Corporation) immediately after such sale or issuance and the denominator of which shall be the number of shares of Series 1 Common Stock outstanding (including the number of shares of Series 1 Common Stock issuable upon conversion of all then outstanding shares of capital stock of the Corporation) immediately prior to such sale or issuance plus the number of shares of Series 1 Common Stock which the aggregate consideration received (determined as provided below) for such sale or issuance would purchase at such average market price per share of Series 1 Common Stock. For purposes of this subparagraph (v)(D), the number of shares of Series 1 Common Stock which the holder of any such Right shall be entitled to subscribe for or purchase shall be deemed to be issued and outstanding as of the date of such sale and issuance and the consideration received by the Corporation therefor shall be deemed to be the consideration received by the Corporation for such Right, plus the consideration or premiums stated in such Right to be paid for the Series 1 Common Stock covered thereby. In case the Corporation shall sell and issue Series 1 Common Stock or any Right for a consideration consisting, in whole or in part, of property other than cash or its equivalent, then in determining the “price per share of Series 1 Common Stock” and the “consideration received by the Corporation” for purposes of the first sentence of this subparagraph (v)(D), the Board of Directors shall determine, in good faith, the fair value of said property, which determination shall be evidenced by a resolution of the Board of Directors. In case the Corporation shall sell and issue any Right together with one or more other securities as part of a unit at a price per unit, then in determining the “price per share of Series 1 Common Stock” and the “consideration received by the Corporation” for purposes of the first sentence of this subparagraph (v)(D), the Board of Directors shall determine, in good faith, the fair value of the Right then being sold as part of such unit.

(E) If the Corporation shall, by dividend or otherwise, distribute to all holders of its Series 1 Common Stock evidences of its indebtedness, shares of any class of capital stock, or other property (including securities, but excluding (i) any rights, options or warrants referred to in subparagraph (v)(B) of this paragraph (i), (ii) any dividend or distribution paid exclusively in cash and (iii) any dividend or distribution referred to in subparagraph (v)(A) of this paragraph (i), the Conversion Rate shall be adjusted by multiplying the Conversion Rate in effect immediately prior to the close of business on the Record Date fixed for the determination of shareholders entitled to receive such distribution by a fraction of which the denominator shall be the average market price per share of the Series 1 Common Stock on such Record Date less the then fair market value (as determined by the Board of Directors, whose determination shall be conclusive and described in a resolution of the Board of Directors) of the portion of the assets, shares or evidences of indebtedness so distributed applicable to one share of Series 1 Common Stock and the numerator shall be such average market price per share of the Series 1 Common Stock, such adjustment to become effective immediately prior to the opening of business on the day following such Record Date; provided, however, that, in the event the then fair market value (as so determined) of the portion of the distributed assets or securities applicable to one share of Series 1 Common Stock is equal to or greater than the average market price of the Series 1 Common Stock on the Record Date, in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder shall have the right to receive upon conversion of a share of the Ninth Series (or any portion thereof) the amount of distributed assets or securities such Holder would have received had such Holder converted such share of the Ninth Series (or portion thereof) immediately prior to such Record Date. If such dividend or distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate which would then be in effect if such dividend or distribution had not been declared. If the Board of Directors determines the fair market value of any distribution for purposes of this subparagraph (E) by reference to the actual or when issued trading market for any securities comprising such distribution, it must in doing so consider the prices in such market over the same period used in computing the average market price per share pursuant to subparagraph (viii)(A).

(F) If the Corporation shall, by dividend or otherwise, make a Cash Distribution in an aggregate amount that, combined together with (1) the aggregate amount of any other Cash Distributions made within the 12 months preceding the date of payment of such current Cash Distribution in respect of which no adjustment pursuant to this subparagraph (v)(F) or subparagraph (v)(G) has been previously made and (2) the aggregate amount of any Excess Purchase Payments made within the 12 months preceding the date of payment of such current Cash Distribution in respect of which no adjustment pursuant to this subparagraph (v)(F) or subparagraph (v)(G) has been previously made, exceeds 10% of the Corporation’s Market Capitalization on the Record Date for such current Cash Distribution (the amount of such excess being the “Distribution Excess Amount”), then, and in each such case, immediately after the close of business on the Record Date for such current Cash Distribution, the Conversion Rate shall be adjusted by multiplying the Conversion Rate in effect at the close of business on such Record Date by a fraction (I) the denominator of which shall be equal to the average Sale Prices per share of Series 1 Common Stock for the 10 consecutive Trading Days immediately prior to such Record Date less an amount equal to the quotient of (x) the Distribution Excess Amount divided by (y) the number of shares of Series 1 Common Stock outstanding on such Record Date plus the number of shares of Series 1 Common Stock issuable upon conversion of all the shares of capital stock of the Corporation outstanding on such Record Date and (II) the numerator of which shall be equal to the average Sale Prices per share of Series 1 Common Stock for the 10 consecutive Trading Days immediately prior to such Record Date. If such current Cash Distribution is not made, the Conversion Rate shall again be adjusted to be the Conversion Rate which would then be in effect if such current Cash Distribution had not been declared.

(G) If the Corporation or any of its subsidiaries shall make Excess Purchase Payments with respect to any tender offer in an aggregate amount that, combined together with (1) the aggregate amount of any other Excess Purchase Payments made within the 12 months preceding such current Excess Purchase Payment in respect of which no adjustment pursuant to subparagraph (v)(F) or this subparagraph (v)(G) has been previously made and (2) the aggregate amount of any Cash Distributions made within the 12 months preceding such current Excess Purchase Payment in respect of which no adjustment pursuant to subparagraph (v)(F) or this subparagraph (v)(G) has been previously made, exceeds 10% of the Corporation’s Market Capitalization as of the Expiration Date for such tender offer (the amount of such excess being the “Tender Excess Amount”), then, and in each such case, immediately prior to the opening of business on the day after the Expiration Date, the Conversion Rate shall be adjusted by multiplying the Conversion Rate in effect at the close of business on the Expiration Date by a fraction (I) the denominator of which shall be equal to the average Sale Prices per share of Series 1 Common Stock for the 10 consecutive Trading Days immediately prior to the Expiration Date less an amount equal to the quotient of (x) the Tender Excess Amount divided by (y) the number of shares of Series 1 Common Stock outstanding on such Expiration Date plus the number of shares of Series 1 Common Stock issuable upon conversion of all the shares of capital stock of the Corporation outstanding on such Expiration Date (but excluding any shares purchased in such tender offer) and (II) the numerator of which shall be equal to the average Sale Prices per share of Series 1 Common Stock for the 10 consecutive Trading Days immediately prior to the Expiration Date. If the Corporation is obligated to purchase shares pursuant to any such tender offer, but the Corporation is permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate which would then be in effect if such tender offer had not been made.

(vi) No adjustment in the Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least 1% in such rate then in effect; provided, however, that any adjustments that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the Conversion Rate will not be adjusted for the issuance of Series 1 Common Stock or any securities convertible into or exchangeable for Series 1 Common Stock or carrying the right to purchase any of the foregoing. All calculations under subparagraph (i)(v) shall be made by the Corporation and shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. No adjustment need be made for a change in the par value of the Series 1 Common Stock.

(vii) The Corporation will provide to the Holders reasonable notice (which obligation may be satisfied by means of a public announcement and the filing of a Current Report on Form 8-K with the Commission containing the information in such public announcement) of any event that would result in an adjustment to the Conversion Rate pursuant to this paragraph (i) so as to permit the Holders to effect a conversion of Ninth Series into shares of Series 1 Common Stock prior to the occurrence of such event.

(viii) For purposes of this paragraph (i), the following terms shall have the meaning indicated:

(A) “average market price” means the average of the daily Sale Prices per share of Series 1 Common Stock for the 10 consecutive Trading Days immediately prior to the date in question.

(B) “Cash Distribution” means the distribution by the Corporation to all holders of its Series 1 Common Stock of cash (excluding any cash that is part of a distribution referred to in subparagraph (v)(E) or cash distributed upon a merger or consolidation described in subparagraph (i)(xii)).

(C) “Excess Purchase Payment” means the excess, if any, of (x) the amount of cash plus the fair market value (as determined by the Board of Directors, whose determination shall be conclusive and set forth in a board resolution) of any non-cash consideration required to be paid with respect to one share of Series 1 Common Stock acquired or to be acquired in a tender offer made by the Corporation or any of its subsidiaries for all or any portion of the Series 1 Common Stock over (y) the Sale Price per share of Series 1 Common Stock on the Trading Day next succeeding the Expiration Date for such tender offer.

(D) “Expiration Date” for any tender offer means the last day tenders of Series 1 Common Stock can be made pursuant to a tender offer by the Corporation or any of its subsidiaries for all or a portion of the Series 1 Common Stock.

(E) “Market Capitalization” means, with respect to any specified date, the product of (x) the average Sale Prices per share of Series 1 Common Stock for the 10 consecutive Trading Days immediately prior to such date times (y) the number of shares of Series 1 Common Stock outstanding on such date plus the number of shares of Series 1 Common Stock issuable upon conversion of all the shares of capital stock of the Corporation outstanding on such date.

(F) “Record Date” shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of Series 1 Common Stock have the right to receive any cash, securities or other property or in which the Series 1 Common Stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of shareholders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

(G) “Right” shall mean any right, option or warrant to subscribe for or purchase Series 1 Common Stock.

(ix) Whenever the Conversion Rate is adjusted as herein provided, the Corporation shall promptly file with the Transfer Agent an Officers’ Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Promptly after delivery of such certificate, the Corporation shall prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment is effective and shall mail such notice of such adjustment of the Conversion Rate to each Holder at such Holder’s last address appearing on the register of Holders maintained by the Transfer Agent within 20 days of the effective date of such adjustment. Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

(x) In any case in which this paragraph provides that an adjustment shall become effective immediately after a Record Date for an event, the Corporation may defer until the occurrence of such event issuing to any Holder of any shares of the Ninth Series converted after such Record Date and before the occurrence of such event the additional Series 1 Common Stock issuable upon such conversion by reason of the adjustment required by such event over and above the Series 1 Common Stock issuable upon such conversion before giving effect to such adjustment. In the case of any such deferral, if the event triggering an adjustment under subparagraph (i)(v) does not occur, the Conversion Rate in respect of any conversion effected during such deferral period shall be the Conversion Rate in effect immediately prior to the Record Date for the relevant event and such additional shares of Series 1 Common Stock subject to deferral shall not be issued in respect of such conversion.

(xi) For purposes of this paragraph (i), the number of shares of Series 1 Common Stock at any time outstanding shall not include shares held in the treasury of the Corporation but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of Series 1 Common Stock. The Corporation shall not pay any dividend or make any distribution on Series 1 Common Stock held in the treasury of the Corporation.

(xii) In the case of (x) any reclassification of the Series 1 Common Stock or (y) a consolidation or merger involving the Corporation or a sale or conveyance to another corporation of the property and assets of the Corporation as an entirety or substantially as an entirety, in each case as a result of which holders of Series 1 Common Stock shall be entitled to receive stock, securities, other property or assets (including cash) with respect to or in exchange for such Series 1 Common Stock, the conversion right with respect to the then outstanding shares of the Ninth Series will be changed into the right to convert such Ninth Series into the kind and amount of shares of stock, securities or other property or assets (including cash) which they would have owned or been entitled to receive upon such reclassification, consolidation, merger, sale or conveyance had such Ninth Series been converted immediately prior to such reclassification, consolidation, merger, sale or conveyance at the then effective Conversion Rate applicable to the Ninth Series, assuming that a Holder would not have exercised any rights of election as to the stock, securities or other property or assets (including cash) receivable in connection therewith.

(xiii) Without limiting the Corporation’s right and ability to take any other action with respect to the Ninth Series or any portion thereof, the Corporation from time to time may, to the extent permitted by law, increase the Conversion Rate by any amount for any period of at least 20 days if the Board of Directors has made a determination, in its sole discretion, that such increase would be in the best interests of the Corporation, which determination shall be conclusive. The Corporation will give notice of such increase at least 15 days prior to the increase. The Corporation may, at its option, make such increases in the Conversion Rate, in addition to and subject to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Series 1 Common Stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

(xiv) Without limiting any other exception contained in paragraph (i), and in addition thereto, no adjustment under subparagraph (v)(D) need be made for:

(A) grants of Rights or issuances of Series 1 Common Stock to employees, officers or independent directors of the Corporation or any of its subsidiaries (and issuances of Series 1 Common Stock upon the exercise, exchange or conversion of any such Rights) pursuant to the terms of any incentive equity, stock purchase or similar plan maintained or sponsored by the Corporation or any of its subsidiaries, so long as such plan has been approved by the Board of Directors;

(B) issuances of Rights or Series 1 Common Stock in bona fide public offerings or private placements pursuant to Section 4(2) of the Securities Act, Regulation D thereunder or Regulation S under the Securities Act, involving at least one investment bank of national reputation (provided any such private placement is to 10 or more beneficial holders); or

(C) any issuance of Rights or Series 1 Common Stock if the Corporation committed to issue such Rights or Series 1 Common Stock prior to their issuance for an amount of consideration per share of Series 1 Common Stock (determined in the case of a Right as set forth in subparagraph (v)(D)) not less than the Sale Price of the Series 1 Common Stock on the date of such commitment.

(j) Mandatory Conversion. (i) At any time, if the Corporation reasonably believes that any shares of the Ninth Series are held by or on account of a Non-U.S. Holder, such Ninth Series will be subject to mandatory conversion (a “Mandatory Conversion”), at the option of the Corporation, upon written notice (a “Mandatory

Conversion Notice”) to such Non-U.S. Holder. In addition, upon any (x) optional redemption by the Corporation of a Holder’s shares of the Ninth Series, (y) tender by a Holder of any of such Holder’s shares of the Ninth Series for acquisition thereof by the Corporation, or (z) exercise by a Holder of any of its conversion rights, the Corporation reasonably believes that any such Holder is a Non-U. S. Holder, the shares of the Ninth Series held by such Holder will be subject to Mandatory Conversion, and such Mandatory Conversion will preempt any conversion or tender rights that any such Non-U.S. Holder would otherwise have in respect of its shares of the Ninth Series.

(ii) The Mandatory Conversion Notice will be mailed to the Non-U.S. Holder’s address as it appears on the stock transfer records of Holders maintained by the Transfer Agent and shall specify the number of the shares of the Ninth Series subject to such notice, the certificate numbers of such shares (if such shares are held in certificated form by such Non-U.S. Holder) and the basis for the Corporation’s belief that any such Holder is a Non-U.S. Holder. Such Holder’s shares of the Ninth Series will be deemed to have been converted as of the date of the Mandatory Conversion Notice unless such Holder has established within 10 days after the date of any such notice by written documentation or other evidence to the Corporation’s reasonable satisfaction that it is a U.S. Holder.

(iii) The Corporation will (i) issue and deliver to the Transfer Agent a certificate or certificates for the full number of shares of Series 1 Common Stock issuable upon the Mandatory Conversion, with any fractional shares rounded up to full shares or, at the Corporation’s option, paid in cash in lieu of any fraction of a share, based on the Sale Price of the Series 1 Common Stock on the Trading Day preceding the applicable Mandatory Conversion Notice, and (ii) deliver to the Transfer Agent cash in an amount equal to the Merger Cash (if any) payable upon Mandatory Conversion. Any Mandatory Conversion will be conducted in accordance with the conversion procedures described under paragraph (i). The Corporation’s delivery to the Holder of the number of shares of Series 1 Common Stock and the amount of Merger Cash (if any) into which such Holder’s shares of the Ninth Series are convertible hereunder (together with the cash payment, if any, in lieu of fractional shares of Series 1 Common Stock, if any) will be deemed to satisfy the Corporation’s obligation to pay the Liquidation Preference on the Ninth Series to the applicable Conversion Date.

(iv) If the Transfer Agent holds, in accordance herewith, Series 1 Common Stock (together with the cash payment, if any, in lieu of fractional shares of Series 1 Common Stock, if any) sufficient to pay the conversion price and the amount of Merger Cash (if any) payable upon conversion on the date of the Mandatory Conversion Notice with respect to any shares of the Ninth Series, then, on and after such date, such shares of the Ninth Series will cease to be outstanding and the Liquidation Preference thereon shall cease to accrete whether or not book-entry transfer of such Ninth Series is made or such Ninth Series is delivered to the Transfer Agent, and all other rights of the Holder shall terminate (other than the right to receive the Series 1 Common Stock, Merger Cash, if any, and cash, if any, for fractional shares upon delivery of the Ninth Series certificate or book-entry transfer of such shares of the Ninth Series to the Transfer Agent).

(k) Amendment, Supplement and Waiver. (i) The Corporation may amend this Section 10.8 with the consent of the Holders of a majority of the shares of the Ninth Series then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Ninth Series) and any past default or failure to comply with any provisions of this Section 10.8 may also be waived with the consent of such Holders. Notwithstanding the foregoing, however, without the consent of the Holders of at least 66 2/3% of the then outstanding shares of the Ninth Series, an amendment or waiver may not (with respect to any shares of the Ninth Series held by a non-consenting Holder): (A) alter the voting rights with respect to the Ninth Series or reduce the number of shares of the Ninth Series whose Holders must consent to an amendment, supplement or waiver of the terms of the Ninth Series, (B) reduce the amount of or rate of accretion of the Liquidation Preference of any share of the Ninth Series or adversely alter the provisions with respect to the redemption of the Ninth Series, or make any change that adversely affects the right to convert the Ninth Series or the right to require the Corporation to purchase the Ninth Series, (C) make any share of the Ninth Series payable in money other than United States dollars, (D)

make any change in the provisions of this Section 10.8 relating to waivers of the rights of Holders to receive the Liquidation Preference on the Ninth Series or (E) make any change in the foregoing amendment and waiver provisions.

(ii) Notwithstanding the foregoing, without the consent of any Holder, the Corporation may (to the extent permitted by Kansas law) amend or supplement this Section 10.8 to cure any ambiguity, defect or inconsistency, to provide for uncertificated shares of the Ninth Series in addition to or in place of certificated shares of the Ninth Series or to make any change that would provide any additional rights or benefits to the Holders or to make any change that the Board of Directors determines, in good faith, is not materially adverse to the Holders.

(l) Preemptive Rights. No shares of the Ninth Series shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities or such warrants, rights or options may be designated, issued or granted.

(m) Reissuance of Ninth Series. Shares of Ninth Series that have been issued and reacquired in any manner, including shares purchased or redeemed or exchanged, shall (upon compliance with any applicable provisions of the laws of Kansas) have the status of authorized but unissued shares of preferred stock of the Corporation undesignated as to series and may be designated or redesignated and issued or reissued, as the case may be, as part of any series of preferred stock of the Corporation, provided that any issuance of such shares as Ninth Series must be in compliance with the terms hereof.

(n) Business Day. If any payment, redemption, repurchase or conversion shall be required by the terms hereof to be made on a day that is not a Business Day, such payment, redemption or conversion shall be made on the immediately succeeding Business Day.

(o) Definitions. As used in this Section 10.8 only, the following terms shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa), unless the context otherwise requires. The words “herein,” “hereof” and “hereunder” and words of similar import, shall be construed to refer to this Section 10.8 as amended from time to time.

“Accrual Date” means each March 23, June 23, September 23 and December 23 ending on December 23, 2013.

“Acquisition Date” has the meaning set forth in subparagraph (g)(iii) hereof.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Change of Control Corporation Notice” has the meaning set forth in subparagraph (g)(ii) hereof.

“Common Shares” of any Person means capital stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of capital stock of any other class of such Person.

“Conversion Date” has the meaning set forth in subparagraph (i)(iii) hereof.

“Conversion Rate” has the meaning set forth in subparagraph (i)(i) hereof.

“Corporation Notice” has the meaning set forth in subparagraph (h)(ii) hereof.

“Effective Date” means the date on which shares of the Ninth Series are first issued under this Section 10.8.

“Holder” means a registered holder of shares of the Ninth Series.

“Junior Securities” has the meaning set forth in paragraph (b) hereof.

“Liquidation Preference” for each share of the Ninth Series for any specified date shall be as follows:

(i) if such specified date occurs on one of the following Accrual Dates, the Liquidation Preference per share will equal the amount set forth below for such Accrual Date:

Accrual Date	Liquidation Preference	Accrual Date	Liquidation Preference
June 23, 2005	459.6463	December 23, 2009	693.6499
September 23, 2005	470.2756	March 23, 2010	709.6906
December 23, 2005	481.1508	June 23, 2010	726.1021
March 23, 2006	492.2774	September 23, 2010	742.8933
June 23, 2006	503.6613	December 23, 2010	760.0727
September 23, 2006	515.3085	March 23, 2011	777.6493
December 23, 2006	527.2250	June 23, 2011	795.6325
March 23, 2007	539.4170	September 23, 2011	814.0315
June 23, 2007	551.8911	December 23, 2011	832.8560
September 23, 2007	564.6535	March 23, 2012	852.1158
December 23, 2007	577.7112	June 23, 2012	871.8209
March 23, 2008	591.0707	September 23, 2012	891.9818
June 23, 2008	604.7392	December 23, 2012	912.6089
September 23, 2008	618.7238	March 23, 2013	933.7130
December 23, 2008	633.0318	June 23, 2013	955.3051
March 23, 2009	647.6707	September 23, 2013	977.3965
June 23, 2009	662.6481	December 23, 2013	1,000.0000
September 23, 2009	$677.9718

(ii) if the specified date occurs between two Accrual Dates, (x) the Liquidation Preference will equal the sum of (a) the Liquidation Preference for the Accrual Date immediately preceding such specified date and (b) an amount equal to the product of (1) the Liquidation Preference for the immediately following Accrual Date less the Liquidation Preference for the immediately preceding Accrual Date multiplied by (2) a fraction, the numerator of which is the number of days from (but including) the immediately preceding Accrual Date to (but excluding) the specified date, using a 360-day year of twelve 30-day months, and the denominator of which is 90.

“Mandatory Conversion” has the meaning set forth in subparagraph (j)(i) hereof.

“Mandatory Conversion Notice” has the meaning set forth in subparagraph (j)(i) hereof.

“Mandatory Redemption Date” means December 23, 2013.

“Market Price” means the average of the Sale Prices of the Series 1 Common Stock for the 20 Trading Day period ending on the third Business Day prior to the applicable Acquisition Date or Redemption Date if the third Business Day prior to the applicable Acquisition Date or Redemption Date is a Trading Day or, if it is not a Trading Day, then on the last Trading Day prior to such third Business Day. The Market Price shall be appropriately adjusted to take into account the occurrence during the period commencing on the first of such Trading Days during such 20 Trading Day period and ending on such Acquisition Date or Redemption Date of certain events that would result in an adjustment of the Conversion Rate pursuant to subparagraphs (i)(v)(A), (i)(v)(C) and (i)(v)(E) hereof.

“Merger Cash” has the meaning set forth in subparagraph (i)(i) hereof.

“Ninth Series” has the meaning set forth in paragraph (a) hereof.

“Ninth Series Approval Rights” has the meaning set forth in subparagraph (f)(ii)(A) hereof.

“Non-U.S. Holder” means any Holder that is not a U.S. Holder.

“Optional Redemption Date” has the meaning set forth in subparagraph (e)(i)(A) hereof.

“Parity Securities” has the meaning set forth in paragraph (b) hereof.

“Redemption Notice” has the meaning set forth in subparagraph (e)(iii)(A) hereof.

“Sale Price” of the Series 1 Common Stock on any date means the closing per share sale price (or if no closing sale price is reported, the average bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such date as reported in the composite transactions for the principal United States securities exchange on which Series 1 Common Stock is traded or, if the Series 1 Common Stock is not listed on a United States national or regional stock exchange, as reported by the NNM.

“Senior Securities” has the meaning set forth in paragraph (b) hereof.

“Transfer Agent” means UMB Bank, n.a. or such other transfer agent as shall be appointed by the Corporation from time to time as transfer agent for the Ninth Series and/or the Series 1 Common Stock, and who is designated as such in a written notice sent by the Corporation to the Holders.

“U.S. Holder” means a beneficial owner of Ninth Series that is, for United States federal income tax purposes, (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity treated as a corporation) created in or under the laws of the United States or of any State thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (including certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that timely elected to continue to be treated as United States persons); or (v) a partnership that is created or organized in or under the laws of the United States or of any State thereof.

“Voting Rights Triggering Event” has the meaning set forth in subparagraph (f)(iii)(A) hereof.

(p) Transfer of Shares. No transfer of shares of the Ninth Series shall be effective until such transfer is reflected on the stock transfer books for the Ninth Series maintained by the Transfer Agent.

SEVENTH

Section 1. In addition to any affirmative vote required by law or these Articles of Incorporation, and except as expressly provided in Section 2 of this ARTICLE SEVENTH, the affirmative vote of the holders of 80% of the outstanding shares of the Corporation entitled to vote in an election of Directors shall be required for the approval or authorization of any Business Combination (as hereinafter defined).

Section 2. The provisions of Section 1 of this ARTICLE SEVENTH shall not be applicable if:

(a) The Business Combination shall have been approved by a majority of the Continuing Directors (as hereinafter defined); provided, however, that such approval shall only be effective if obtained at a meeting of Directors at which at least seven Continuing Directors are present; or

(b) The Business Combination is a merger or consolidation and the cash or Fair Market Value (as hereinafter defined) of the property, securities or other consideration to be received per share by the stockholders of each class of stock of the Corporation in the Business Combination, if applicable, is not less than the highest per share price paid by the Interested Stockholder (as hereinafter defined), with appropriate adjustments for stock splits, stock dividends and like distributions, in the acquisition by the Interested Stockholder of any of its holdings of each class of the Corporation’s capital stock.

Section 3. For purposes of this ARTICLE SEVENTH:

(a) The term “Business Combination” means:

(i) any merger or consolidation of the Corporation or any subsidiary of the Corporation with (a) any Interested Stockholder or (b) any other corporation (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate (as defined on October 1, 1982 in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of an Interested Stockholder;

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder or any Affiliate of any Interested Stockholder of any assets of the Corporation or any subsidiary of the Corporation that have an aggregate Fair Market Value of $1,000,000 or more;

(iii) the issuance or transfer by the Corporation or any subsidiary of the Corporation (in one transaction or a series of transactions) of any securities of the Corporation or any subsidiary of the Corporation to any Interested Stockholder or any Affiliate of any Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value of $1,000,000 or more;

(iv) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of an Interested Stockholder or any Affiliate of any Interested Stockholder; or

(v) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any subsidiary which is directly or indirectly owned by any Interested Stockholder or any Affiliate of any Interested Stockholder.

(b) The term “Continuing Director” means any member of the Board of Directors of the Corporation who is unaffiliated with the Interested Stockholder and was a member of the Board of Directors prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor of a Continuing Director if the successor is unaffiliated with the Interested Stockholder and is recommended or elected to succeed a Continuing Director by a majority of Continuing Directors, provided that such recommendation or election shall only be effective if made at a meeting of Directors at which at least seven Continuing Directors are present.

(c) The term “Fair Market Value” means:

(i) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange-listed stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Exchange Act on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined in good faith by a majority of Continuing Directors, provided that such determination shall only be effective if made at a meeting of Directors at which at least seven Continuing Directors are present; or

(ii) in the case of property or securities other than cash or stock, the fair market value of such property or securities on the date in question as determined in good faith by a majority of Continuing Directors, provided that such determination shall only be effective if made at a meeting of Directors at which at least seven Continuing Directors are present.

(d) The term “Interested Stockholder” means and includes, as of the date of any proposed Business Combination, any individual, corporation, partnership or other person or entity which, together with its “Affiliates” and “Associates” (as defined on October 1, 1982 in Rule 12b-2 under the Exchange Act), “Beneficially Owns” (as defined on October 1, 1982 in Rule 13d-3 under the Exchange Act) in the aggregate 10% or more of the outstanding shares of the Corporation entitled to vote in an election of Directors, and any Affiliate or Associate of any such individual, corporation, partnership or other person or entity.

EIGHTH

Section 1. Prevention of “Greenmail.” Any direct or indirect purchase or other acquisition by the Corporation of any Equity Security (as hereinafter defined) of any class at a price above Market Price (as hereinafter defined) from any Interested Securityholder (as hereinafter defined) who has beneficially owned any Equity Security of the class to be purchased for less than two years prior to the date of such purchase or any agreement in respect thereof shall, except as hereinafter expressly provided, require the affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (the “Voting Stock”), excluding Voting Stock beneficially owned by such Interested Securityholder, voting together as a single class (it being understood that for the purposes of this ARTICLE EIGHTH, each share of the Voting Stock shall have the number of votes granted to it pursuant to ARTICLE SIXTH of these Articles of Incorporation). Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or any agreement with any national securities exchange, or otherwise, but no such affirmative vote shall be required with respect to (i) any purchase or other acquisition of securities made as part of a tender or exchange offer by the Corporation to purchase securities of the same class made on the same terms to all holders of such securities and complying with the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations), (ii) any purchase, redemption, conversion or other acquisition by the Corporation of Series 2 Common Stock or Preferred Stock (each as defined in ARTICLE SIXTH) from a holder thereof pursuant to the provisions of these Articles of Incorporation or (iii) any purchase, redemption, conversion or other acquisition by the Corporation of Non-Voting Common Stock from a holder thereof.

Section 2. Certain Definitions. For the purposes of this ARTICLE EIGHTH:

(a) A “person” means any individual, firm, corporation or other entity.

(b) “Interested Securityholder” means any person (other than the Corporation or any corporation of which a majority of any class of Equity Security is owned, directly or indirectly, by the Corporation) who or which:

(i) is the beneficial owner, directly or indirectly, of five percent (5%) or more of the class of securities to be acquired; or

(ii) is an Affiliate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of five percent (5%) or more of the class of securities to be acquired; or

(iii) is an assignee or has otherwise succeeded to any shares of the class of securities to be acquired which were at any time within the two-year period immediately prior to the date in question beneficially owned by an Interested Securityholder, if such assignment or succession shall have occurred in the course of a transaction or transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended.

(c) A person shall be a “beneficial owner” of any security of any class of the Corporation:

(i) which such person or any of its Affiliates or Associates (as hereinafter defined) beneficially owns, directly or indirectly; or

(ii) which such person or any of its Affiliates or Associates has (a) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (b) any right to vote pursuant to any agreement, arrangement or understanding; or

(iii) which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any security of any class of the Corporation.

(d) For the purposes of determining whether a person is an Interested Securityholder pursuant to paragraph (b) of this Section 2, the relevant class of securities outstanding shall be deemed to comprise all such securities deemed owned through application of paragraph (c) of this Section 2, but shall not include other securities of such class which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(e) “Affiliate” or “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on October 1, 1982.

(f) “Equity Security” shall have the meaning ascribed to such term in Section 3(a)(11) of the Securities Exchange Act of 1934, as in effect on January 1, 1985.

(g) “Market Price” means the highest closing sale price during the thirty-day period immediately preceding the date in question, of a share of any Equity Security on the Composite Tape for New York Stock Exchange issues or, if such Equity Security is not quoted on the Composite Tape or is not listed on such Exchange, on the principal United States security exchange registered under the Securities Exchange Act of 1934, as amended, on which such Equity Security is listed, or, if such Equity Security is not listed on any such exchange, the highest closing bid quotation with respect to a share of such Equity Security during the thirty-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or, if no such quotations are available, the fair market value on the date in question of a share of such Equity Security.

Section 3. Compliance. The Board of Directors of the Corporation shall have the power to determine the application of, or compliance with, this ARTICLE EIGHTH, including, without limitation: (i) whether a person is an Interested Securityholder; (ii) whether a person is a beneficial owner of any Equity Security; and (iii) the Market Price of any Equity Security. Any decision or action taken by the Board of Directors arising out of or in connection with the construction, interpretation and effect of this ARTICLE EIGHTH shall lie within its absolute discretion and shall be conclusive and binding, except in circumstances involving bad faith.

NINTH

No Director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty by such Director as a Director; provided, however, that this ARTICLE NINTH shall not eliminate or limit the liability of a Director to the extent provided by applicable law (i) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the provisions of K.S.A. Section 17-6424, and amendments thereto (or any successor provision), or (iv) for any transaction from which the Director derived an improper personal benefit. No amendment to or repeal of this ARTICLE NINTH shall apply to or have any effect on the liability or alleged liability of any Director of the Corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal.

Annex H

AMENDED AND RESTATED

SPRINT NEXTEL CORPORATION

BYLAWS

ARTICLE I

NAME AND LOCATION

SECTION 1. The name of the Corporation shall be the name set forth in the Articles of Incorporation.

SECTION 2. Offices for the transaction of business of the Corporation may be located at such places as the Board of Directors may from time to time determine or as the business of the Corporation may from time to time require.

ARTICLE II

CAPITAL STOCK

SECTION 1. All certificates of stock shall be signed by the Chairman of the Board, the Chief Executive Officer and President or a Vice President and by the Secretary or an Assistant Secretary, and sealed with the corporate seal or a facsimile thereof. Any or all of the signatures may be a facsimile.

SECTION 2. Transfers of stock shall be made on the books of the Corporation upon the surrender of the old certificate properly endorsed, and said old certificate shall be cancelled before a new certificate is issued.

SECTION 3. A new certificate of stock may be issued in the place of any certificate theretofore issued, alleged to have been lost or destroyed, and the Corporation may, in its discretion, require the owner of the lost or destroyed certificate, or its legal representative, to give a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any certificate.

SECTION 4. No holder of shares of any class of this Corporation, or holder of any securities or obligations convertible into shares of any class of this Corporation, shall have any preemptive right whatsoever to subscribe for, purchase or otherwise acquire shares of this Corporation of any class, whether now or hereafter authorized; provided, however, that nothing in this SECTION 4 of Article II shall prohibit the Corporation from granting, contractually or otherwise, to any such holder, the right to purchase additional securities of the Corporation.

SECTION 5. The Kansas Control Share Acquisition Act, K.S.A. Sections 17-1286 through 17-1298, does not apply to control share acquisitions of shares of the Corporation.

ARTICLE III

STOCKHOLDERS’ MEETINGS

SECTION 1. The annual meeting of the stockholders of the Corporation shall be held on the third Tuesday of April in each year or such other date and at such location, either within or without the State of Kansas, as may from time to time be determined by the Board of Directors and stated in the notice of the meeting. At such meeting the stockholders shall elect directors in the manner provided in the Articles of Incorporation of the Corporation. The stockholders may transact such other business at such annual meeting as may properly come before the meeting.

SECTION 2. A special meeting of the stockholders or the holders of any one or more classes of the capital stock of the Corporation entitled to vote as a class or classes with respect to any matter, as required by law or as provided in the Articles of Incorporation, may be called only by, and may be at any time and place determined by, the Chairman of the Board, the Chief Executive Officer and President or the Board of Directors.

SECTION 3. Notice of the time and place of all annual meetings of stockholders and of the time, place and purpose of all special meetings of stockholders shall be sent not less than ten (10) nor more than sixty (60) days before the date set for such meeting, to each stockholder of record entitled to notice of such meeting. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation shall be effective if given by a form of electronic transmission consented to by the stockholder to whom notice is given.

SECTION 4. Nominations of persons for election to the Board of Directors at an annual meeting of the stockholders may be made by or at the direction of the Board of Directors or may be made at an annual meeting of stockholders by any stockholder of the Corporation who is entitled to vote for the election of Directors at the meeting in compliance with the notice procedures set forth in this SECTION 4 of ARTICLE III. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal office of the Corporation not less than one hundred twenty (120) days nor more than one hundred fifty (150) days before the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from such anniversary date, notice by the stockholder to be timely must be so delivered and received not earlier than the 150th day before such annual meeting and not later than the close of business on the later of the 120th day before such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made. Such stockholder’s notice to the Secretary shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of capital stock of the Corporation which are beneficially owned by the person and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of Directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (b) as to the stockholder giving the notice (i) the name and record address of the stockholder and (ii) the class and number of shares of capital stock of the Corporation which are beneficially owned by the stockholder. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as Director of the Corporation. No person shall be eligible for election as a Director of the Corporation at an annual meeting of the stockholders unless such person has been nominated in accordance with the procedures set forth herein. If the facts warrant, the chairperson of the annual meeting shall determine and declare to the meeting that a nomination does not satisfy the requirements set forth in the preceding sentence and the defective nomination shall be disregarded. Nothing in this SECTION 4 of Article III shall be construed to affect the requirements for proxy statements of the Corporation under Regulation 14A of the Exchange Act.

SECTION 5. At any annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors or (c) otherwise properly brought before the annual meeting by a stockholder. For business to be properly brought before a meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal office of the Corporation not less than one hundred twenty (120) days nor more than one hundred fifty (150) days before the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from such anniversary date, notice by the stockholder to be timely must be delivered and received not earlier than the 150th day before such annual meeting and not later than the close of business on the later of the 120th day before such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made. Such stockholder’s notice to the Secretary shall set forth (a) as to each matter the stockholder proposes to bring before the annual meeting, a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, and (b) as to the stockholder giving the notice (i) the name and record address of the stockholder, (ii) the class and number of shares of capital stock of the Corporation which are beneficially owned by the stockholder and (iii) any material interest of the stockholder in such business. No business shall be conducted at an annual meeting of the stockholders unless proposed in accordance with the procedures set forth herein. The chairperson of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the foregoing procedure and such business shall not be transacted. To the extent this SECTION 5 of Article III shall be deemed by the Board of Directors or the Securities and Exchange Commission, or finally adjudged by a court of competent jurisdiction, to be inconsistent with the right of stockholders to request inclusion of a proposal in the Corporation’s proxy statement for its annual meeting pursuant to Rule 14a-8 promulgated under the Exchange Act, such rule shall prevail.

SECTION 6. At any special meeting of stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before a special meeting of stockholders, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors. The chairperson of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the foregoing procedures and such business shall not be transacted.

SECTION 7. The Chairman of the Board, or in his absence or inability to act, the Chief Executive Officer and President, or in his absence or inability to act, a Vice President shall preside as chairperson of the meeting at all stockholders’ meetings. The chairperson of the meeting shall have authority on his own motion to adjourn the meeting without the approval of the stockholders who are present in person or represented by proxy and entitled to vote. The Board of Directors of the Corporation may, to the extent not prohibited by law, adopt such rules and regulations for the conduct of the meeting of stockholders as it deems appropriate. Except to the extent inconsistent with the rules and regulations adopted by the Board of Directors, the chairperson of the meeting of stockholders shall have the right and authority to prescribe rules, regulations and procedures and to do all acts as, in the judgment of the chairperson, are appropriate for the proper conduct of the meeting.

SECTION 8. Except as otherwise provided in the Articles of Incorporation of the Corporation, at each meeting of the stockholders, each stockholder shall be entitled to cast one vote for each share of voting stock standing of record on the books of the Corporation, in the stockholder’s name, and may cast such vote either in person or by proxy.

SECTION 9. Except as otherwise provided in the Articles of Incorporation of the Corporation, each stockholder shall have the right to vote, in person or by proxy, a number of votes equal to the number of shares of stock owned by the stockholder for each Director to be elected. Stockholders shall not be entitled to cumulative voting of their shares of record in elections of Directors.

SECTION 10. At any meeting held for the purpose of electing directors, the presence in person or by proxy of the holders of at least a majority of the then outstanding voting shares of the Corporation shall be required and be sufficient to constitute a quorum for the election of directors. At a meeting held for any purpose other than the election of directors, shares representing a majority of the votes entitled to be cast on such matter, present in person or represented by proxy, shall constitute a quorum. In the absence of the required quorum at any meeting of stockholders, a majority of such holders present in person or by proxy shall have the power to adjourn the meeting, from time to time, without notice (except as required by law) other than an announcement at the meeting, until a quorum shall be present.

SECTION 11. At each of the annual stockholders’ meetings, one of the executive officers of the Corporation shall submit a statement of the business done during the preceding year, together with a report of the general financial condition of the Corporation.

SECTION 12. A stockholder may appoint a proxy to vote for the stockholder by submission of (i) an appointment form signed by the stockholder or the stockholder’s attorney-in-fact or (ii) an electronic or telephonic transmission that contains or is accompanied by information from which it can be reasonably verified that the transmission was authorized by the stockholder or by the stockholder’s attorney-in-fact. An appointment of proxy is effective when an appointment form or an electronic or telephonic transmission is received by the person authorized to tabulate votes for the Corporation. The proxy has the same power to vote as that possessed by the stockholder, unless the appointment form or electronic or telephonic transmission contains an express limitation on the power to vote or direction as to how to vote the shares on a particular matter, in which event, the Corporation must tabulate the votes in a manner consistent with that limitation or direction.

ARTICLE IV

DIRECTORS

SECTION 1. The business and affairs of the Corporation shall be managed by or under the direction of a Board consisting of such number of Directors as is determined from time to time in accordance with the provisions of the Articles of Incorporation and Bylaws of the Corporation.

SECTION 2. Each Director upon election shall qualify by fulfilling any prerequisite to qualification that may be set forth in the Articles of Incorporation of the Corporation.

SECTION 3. The Board of Directors shall elect one Director to serve as Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Directors at which the Chairman of the Board is present. In the event of the absence or inability to act of the Chairman of the Board at any such meeting, the Chief Executive Officer and President shall preside at such meeting and, in his absence or inability to act, the Board of Directors shall select another Director to preside at such meeting. The removal of the Chairman of the Board during the three-year period following the effective date of these Bylaws (the “Effective Date”) shall require a vote of more than two-thirds of the entire Board of Directors.

SECTION 4. Special meetings of the Board of Directors may be called at any time or place by the Chairman of the Board or by the Chief Executive Officer and President, and in the absence or inability of either of them to act, by a Vice President, and may also be called by any two members of the Board of Directors. By unanimous consent of the Directors, special meetings of the Board of Directors may be held without notice, at any time and place.

SECTION 5. Notice of all regular and special meetings of the Board of Directors, the Executive Committee, or any committee established pursuant to SECTION 12 of ARTICLE IV (an “Other Committee”) shall be provided to each Director or member of such committee, as the case may be, by the Secretary or an Assistant Secretary or by the Chairman of the Board, or, in the case of the Executive Committee or Other Committee, by the secretary or the chairperson of the committee, by a means reasonably calculated to be received at least seven (7) days before the time fixed for such meeting; provided, however, that notice of special meetings of the Board of Directors, the Executive Committee or any Other Committee may be given by telephone, telegraph, telefax, telex or electronic transmission to each Director or member of such committee, as the case may be, at least twenty-four (24) hours before the time fixed for such meeting, or on such shorter notice as the person or persons calling the meeting may reasonably deem necessary or appropriate under the circumstances. Participation by Directors in any regular or special meeting of the Board of Directors shall be in person unless otherwise provided in the notice of the meeting or otherwise determined by the Chairman of the Board or the Board of Directors, in which case, participation by means of conference telephone or similar communications equipment which allows all persons participating in such meeting to hear each other shall constitute presence in person at such meeting.

SECTION 6. Except as otherwise provided in the Articles of Incorporation of the Corporation, a quorum for the transaction of business at any meeting of the Board of Directors or any committee of the Board of Directors shall consist of a majority of the members of the Board of Directors or of such committee, but the Directors present, although less than a quorum, shall have the power to adjourn the meeting from time to time or to some future date to the extent not prohibited by law.

SECTION 7. At least annually, the Directors shall elect the officers of the Corporation and shall fix the salaries of the Chairman of the Board (in his capacity as an officer of the Corporation), the Chief Executive Officer and President and the other officers which the Board of Directors determines are key to the Corporation’s business.

SECTION 8. The Board of Directors from time to time, as they may deem proper, shall have authority to appoint a general manager, counsel or attorneys and other employees for such length of time and upon such terms and conditions and at such salaries as they may deem necessary and/or advisable.

SECTION 9. The members of the Board of Directors shall receive compensation for their services as determined by the Board of Directors in such amount as may be reasonable and proper and consistent with the time and service rendered. The members of the Board of Directors shall receive the reasonable expenses necessarily incurred in the attendance of meetings and in the transaction of business for the Corporation.

SECTION 10.

(a) Indemnification.

(1) Actions Other Than Those by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a Director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer or employee of any other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation (or such other corporation or organization), and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

(2) Action by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a Director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer or employee of any other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation (or such other corporation or organization) and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation (or such other corporation or organization) unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(3) Successful Defense of Action. Notwithstanding, and without limitation of, any other provision of this SECTION 10 of Article IV, to the extent that a Director, officer or employee of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraph (1) or (2) of this SECTION 10(a) of Article IV, or in defense of any claim, issue or matter therein, such Director, officer or employee shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(4) Determination Required. Any indemnification under paragraph (1) or (2) of this SECTION 10(a) of Article IV (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer or employee is proper in the circumstances because such Director, officer or employee has met the applicable standard of conduct set forth in said paragraph. Such determination shall be made (i) by a majority vote of a quorum consisting of Directors who were not parties to the action, suit or proceeding, (ii) if a quorum of disinterested Directors is not obtainable, or, even if obtainable, if a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

(5) Advance of Expenses. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of a satisfactory undertaking by or on behalf of the Director, officer or employee to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this SECTION 10(a) of Article IV.

(b) Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer or employee of any other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of SECTION 10(a) of Article IV. The risks insured under any insurance policies purchased and maintained on behalf of any person as aforesaid or on behalf of the Corporation shall not be limited in any way by the terms of this SECTION 10 of Article IV and to the extent compatible with the provisions of such policies, the risks insured shall extend to the fullest extent permitted by law, common or statutory.

(c) Nonexclusivity; Duration. The indemnifications and rights provided by, or granted pursuant to, this SECTION 10 of Article IV shall not be deemed exclusive of any other indemnifications, rights or limitations of liability to which any person may be entitled under any Bylaw, agreement, vote of stockholders or disinterested Directors, or otherwise, either as to action in such person’s official capacity or as to action in another capacity while holding office, and they shall continue although such person has ceased to be a Director, officer or employee of the Corporation or ceased to be serving at the request of the Corporation as a director, officer or employee of any other enterprise and shall inure to the benefit of such person’s heirs, executors and administrators. The authorization to purchase and maintain insurance set forth in section 10(b) of Article IV shall likewise not be deemed exclusive.

(d) Vesting of Rights. The rights granted by this SECTION 10 of Article IV are vested in each person entitled to indemnification as a bargained-for, contractual condition of the person’s serving or having served as a director, officer or employee of the Corporation or serving or having served at the request of the Corporation as a director, officer or employee of any other enterprise and, while this SECTION 10 of Article IV may be amended or repealed, no amendment or repeal may release, terminate or adversely affect the rights of any person under this SECTION 10 of Article IV with respect to any act taken or the failure to take any act by any person before the amendment or repeal or with respect to any action, suit or proceeding with respect to such act or failure to act filed after the amendment or repeal.

(e) Definitions. For purposes of this SECTION 10 of Article IV, references to:

(1) “other enterprises” or “other enterprise” includes, without limitation, any other corporation, limited liability company, partnership, joint venture, trust or employee benefit plan;

(2) “director, officer or employee of any other enterprise” includes, without limitation, any person performing similar functions or fiduciary functions with respect to any other enterprise, whether incorporated or unincorporated;

(3) “fines” includes any excise taxes assessed against a person with respect to an employee benefit plan;

(4) “serving at the request of the Corporation” includes any service as a director, officer or employee which imposes duties on, or involves services by, the director, officer or employee with respect to an employee benefit plan, its participants or beneficiaries (including, without limitation, serving as an agent or trustee for an employee benefit plan, serving as a member of an employee benefit plan committee or serving in any other fiduciary capacity with respect to an employee benefit plan); and a person who acted in good faith and in a manner the person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan is considered to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this SECTION 10 of Article IV.

(f) Severability. If any provision of this SECTION 10 of Article IV or the application of any provision of this SECTION 10 of Article IV to any person or circumstance is held invalid, illegal or unenforceable for any reason, the remaining provisions of this SECTION 10 of Article IV and the application of the provisions to other persons or circumstances will not be affected thereby and, to the fullest extent possible, the court finding any provision invalid, illegal or unenforceable is directed to modify and construe the provision so as to render it valid and enforceable as against all persons or entities and to give the maximum possible protection to persons subject to indemnification within the bounds of validity, legality and enforceability. Without limiting the generality of the foregoing, if any director, officer or employee of the Corporation, or any person who is or was serving at the request of the Corporation as a director, officer or employee of any other enterprise, is entitled under any provision of this SECTION 10 of Article IV to indemnification by the Corporation for some or a portion of the judgments, amounts paid in settlement, attorneys’ fees, excise taxes or penalties, fines or other expenses actually and reasonably incurred by the person in connection with any threatened, pending or completed action, suit or proceeding (including, without limitation, the investigation, defense, settlement or appeal of any action, suit or proceeding), whether civil, criminal, administrative, investigative or appellate, but not, for the total amount, the Corporation will indemnify the person for the portion to which the person is entitled.

SECTION 11. The Chief Executive Officer and President of the Corporation, together with no more than five additional Directors (one of which, during the three-year period following the Effective Date, shall be the Chairman of the Board), shall constitute an Executive Committee of the Board of Directors. The Executive Committee between regular meetings of the Board of Directors shall manage the business and property of the Corporation and shall have the same power and authority as the Board of Directors; provided, however, that the Executive Committee shall not act (other than to make recommendations) in those cases where it is provided by law, the Articles of Incorporation of the Corporation or the Bylaws that any vote or action in order to bind the Corporation shall be taken by the Board of Directors.

SECTION 12. The Board of Directors may form any committee other than the Executive Committee described in SECTION 11 of this Article IV. Any committee so formed, to the extent provided in the resolution of the Board of Directors pursuant to which it was formed or in the Bylaws or pursuant to the statutes of Kansas, shall have and may exercise all the powers and authority of the Board of Directors. Participation by Directors in any committee meeting, including the Executive Committee meetings, shall be in person unless otherwise provided in the notice of the committee meeting or otherwise determined by the committee chairperson, in which case, participating by means of conference telephone or similar communications equipment which allows all persons participating in the meeting to hear each other shall constitute presence in person at such meeting. Each committee, including the Executive Committee, shall keep a record of its proceedings.

ARTICLE V

OFFICERS

SECTION 1. The officers of this Corporation shall be a Chairman of the Board (subject to SECTION 2 of this Article V), a Chief Executive Officer and President, as many Vice Presidents as the Board of Directors may from time to time deem advisable and one or more of which may be designated Executive Vice President or Senior Vice President, a Secretary, a Treasurer, such Assistant Secretaries and Assistant Treasurers as the Board of Directors may from time to time deem advisable and such other officers as the Board of Directors may from time to time deem advisable and designate. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Articles of Incorporation of the Corporation or the Bylaws.

SECTION 2. During the two-year period following the Effective Date, the Chairman of the Board shall be a member of the Board of Directors and an officer of the Corporation and the general counsel, the chief strategy officer and the head of regulatory and public affairs of the Corporation shall report to the Chairman of the Board. In addition, during such period the members of the Office of Integration and the chief technology officer of the Corporation shall report jointly to the Chairman of the Board and the Chief Executive Officer and President. At the conclusion of the two-year period following the Effective Date, the Chairman of the Board shall cease to be an officer of the Corporation and all the duties and authority of the Chairman of the Board in his capacity as an officer of the Corporation pursuant to this SECTION 2 of Article V shall be assumed by the Chief Executive Officer and President. During the two-year period following the Effective Date, the removal of the Chairman of the Board as an officer of the Corporation, or any modification to the duties or authority of the Chairman of the Board in his capacity as an officer of the Corporation, shall require a vote of more than two-thirds of the entire Board of Directors.

SECTION 3. The Chief Executive Officer and President shall be a member of the Board of Directors and shall be an officer of the Corporation. Except for matters requiring Board authorization, the Chief Executive Officer and President shall have ultimate decision-making authority and shall have the general power and authority to supervise, coordinate and manage the business and activities of the Corporation, with such general executive powers and duties of supervision and management as are usually vested in such offices. The officers of the Corporation with primary authority for all corporate matters, other than those officers reporting directly to the Chairman of the Board and those officers reporting jointly to the Chairman of the Board and the Chief Executive Officer and President as provided in SECTION 2 of this Article V, shall report to the Chief Executive Officer and President. In the case of the incapacity of the Chairman of the Board or upon a vacancy in the office of Chairman of the Board, the Chief Executive Officer and President shall have the right and power to perform all duties and exercise all authority of the Chairman of the Board. The Chief Executive Officer and President shall report directly to the Board of Directors. During the four-year period following the Effective Date, the removal of the Chief Executive Officer and President, or any modification to the duties or authority of the Chief Executive Officer and President, shall require a vote of more than two-thirds of the entire Board of Directors.

SECTION 4. A Vice President shall have all the power and authority usually enjoyed by a person holding the office of Vice President. In case of the incapacity of the Chief Executive Officer and President or upon vacancy in the office of the Chief Executive Officer and President, the Chairman of the Board (during the two-year period following the Effective Date) or a Vice President, as designated by the Chairman of the Board, shall have the right and power to perform all duties and exercise all authority of the Chief Executive Officer and President.

SECTION 5. The Secretary shall oversee the issuance of notices of all Directors’ and stockholders’ meetings, and shall attend as appropriate and oversee the preparation and retention of the minutes of the same; shall have charge of all corporate books, records and papers; shall be custodian of the corporate seal; may attest with his signature, which may be a facsimile signature if authorized by the Board of Directors, and may impress with the corporate seal all written contracts of the Corporation; and shall perform all other duties as are incident to the office. Any Assistant Secretary may perform all duties of the Secretary and such other duties as may be required.

SECTION 6. The Treasurer shall have custody of all money and securities of the Corporation and shall along with the chief financial officer, controller or appropriate officer of finance, keep regular books of account and shall submit them to the Directors for their examination and approval annually; and semi-annually, or when directed by the Board of Directors, the Treasurer along with the chief financial officer, controller or appropriate officer of finance shall submit to each Director a statement of the condition of the business and accounts of the Corporation; and shall perform all such other duties as are incident to the office. Any Assistant Treasurer may perform all the duties of the Treasurer and such other duties as may be required.

SECTION 7. Any officer or employee of the Corporation shall give such bond for the faithful performance of his duties in such sum, as and when the Board of Directors may direct.

ARTICLE VI

AMENDMENTS

SECTION 1. Except as otherwise provided in the Articles of Incorporation of the Corporation, the Bylaws may be amended, altered or repealed by the Board of Directors, subject to the power of stockholders to amend, alter or repeal the Bylaws; or the Bylaws shall be amended in such other manner as may from time to time be authorized by the laws of the State of Kansas; provided, however, that the Board of Directors may only amend, alter or repeal, or adopt new Bylaw provisions that conflict with: (i) any provision of the Bylaws that at that time requires the vote of more than two-thirds of the entire Board of Directors for action to be taken thereunder or (ii) this proviso to SECTION 1 of Article VI, in any such case by a resolution adopted by a vote of more than two-thirds of the entire Board of Directors.

ARTICLE VII

CORPORATE SEAL

SECTION 1. The corporate seal of this Corporation shall have inscribed thereon the name of the Corporation and its state of incorporation and the words, “Seal—Incorporated 1938”.

(Capitalized terms not otherwise defined in the Bylaws have the meanings ascribed to them in the Articles of Incorporation.)

Annex I

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Section 262 Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex J

NEXTEL COMMUNICATIONS, INC.

AMENDED AND RESTATED INCENTIVE EQUITY PLAN

(AS AMENDED AND RESTATED EFFECTIVE [                    ], 2005)

NEXTEL COMMUNICATIONS, INC.

AMENDED AND RESTATED INCENTIVE EQUITY PLAN

(AS AMENDED AND RESTATED EFFECTIVE [                    ], 2005)

1. Establishment; Purpose.

(a) The Plan is an amendment, restatement and continuation of the Nextel Communications, Inc. Amended and Restated Equity Incentive Award Plan (as amended and restated November 16, 2000) (the “Original Plan”).

(b) The purpose of this Plan is to attract and retain directors and officers and other key employees of and consultants to the Corporation and its Subsidiaries and to provide such persons with incentives and rewards for superior performance.

2. Definitions. As used in this Plan:

(a) “Accelerated Vesting Period” means the period beginning on the effective date of a Change of Control and ending on the first anniversary of such effective date.

(b) “Accelerated Vesting Provision” means a provision in an Evidence of Award pursuant to Section 15 of this Plan.

(c) “Appreciation Right” means a right granted pursuant to Section 5 of this Plan, including a Free-Standing Appreciation Right and a Tandem Appreciation Right.

(d) “Base Price” means the price to be used as the basis for determining the Spread upon the exercise of a Free-Standing Appreciation Right.

(e) “Board” means the Board of Directors of the Corporation.

(f) “Cause” means (i) the conviction of a felony involving an intentional act of fraud, embezzlement or theft in connection with one’s duties or otherwise in the course of one’s employment with an Employer, (ii) the intentional and wrongful damaging of property, contractual interests or business relationships of an Employer, (iii) the intentional and wrongful disclosure of secret processes or confidential information of an Employer in violation of an agreement with or a policy of an Employer, or (iv) intentional conduct contrary to an Employer’s announced policies or practices (including those contained in the Corporation’s Employee Handbook) where either:

(i) the nature and/or severity of the conduct or its consequences typically would have resulted in immediate termination based on the Corporation’s established employee termination or disciplinary practices in place on the Reference Date; or

(ii) the employee has been provided with written notice detailing the relevant policy or practice and the nature of the objectionable conduct or other violation, and within 20 business days of the receipt of such notice the employee has not remedied the violation or ceased to engage in the objectionable conduct.

(g) “Change of Control” means the occurrence of any of the following events:

(i) the Corporation is merged or consolidated or reorganized into or with another company or other legal entity, and as a result of such merger, consolidation or reorganization less than a majority of the combined voting power of the then-outstanding securities of such resulting company or entity immediately after such transaction is held directly or indirectly in the aggregate by the holders of voting securities of the Corporation immediately prior to such transaction, including voting securities issuable upon the exercise or conversion of options, warrants or other securities or rights;

(ii) the Corporation sells or otherwise transfers all or substantially all of its assets to another company or other legal entity, and as a result of such sale or other transfer of assets, less than a majority of the combined voting power or the then-outstanding securities of such company or other entity immediately after such sale or transfer is held directly or indirectly in the aggregate by the holders of voting securities of the Corporation immediately prior to such sale or transfer, including voting securities issuable upon exercise or conversion of options, warrants or other securities or rights;

(iii) a report is filed on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report), each as promulgated pursuant to the Exchange Act, disclosing that any “person” (as that term is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) has become the “beneficial owner” (as that term is used in Rule 13d-3 promulgated under the Exchange Act) of securities representing 50 percent or more of the voting securities of the Corporation (or any successor thereto by operation of law or by reason of the acquisition of all or substantially all of the assets of the Corporation), including voting securities issuable upon the exercise of options, warrants or other securities or rights; or

(iv) the Corporation (or any successor thereto by operation of law or by acquisition of all or substantially all of the assets of the Corporation) files a report or proxy statement pursuant to the Exchange Act disclosing in response to Form 8-K or Schedule 14A (or any successor schedule, form, report or item therein) that a change in control of the Corporation (or such successor) has occurred;

provided, however, notwithstanding the provisions of (iii) and (iv) above, a “Change of Control” shall not be deemed to have occurred solely because (1) the Corporation, (2) an entity in which the Corporation directly or indirectly beneficially owns 50 percent or more of the voting securities or (3) any Corporation-sponsored employee stock ownership plan or other employee benefit plan of the Corporation, either files or becomes obligated to file a report or proxy statement under or in response to Schedule 13D, Schedule 14D-1, Form 8-K or Schedule 14A (or any successor form, report, schedule or item therein) under the Exchange Act, disclosing beneficial ownership by it of voting securities, whether in excess of 50 percent or otherwise, or because the Corporation reports that a change of control of the Corporation has or may have occurred or will or may occur in the future by reason of such beneficial ownership.

(h) “Code” means the Internal Revenue Code of 1986, as amended from time to time.

(i) “Commission” means the United States Securities and Exchange Commission.

(j) “Committee” means the Compensation Committee of the Board, as constituted from time to time and, to the extent of any delegation by the Board to a subcommittee pursuant to Section 17(a) of this Plan, such subcommittee.

(k) “Common Shares” means (i) shares of the Class A Common Stock, par value $0.001 per share, of the Corporation and (ii) any security into which Common Shares may be converted by reason of any transaction or event of the type referred to in Section 11 of this Plan.

(l) “Corporation” means Nextel Communications, Inc., its successors by merger or otherwise upon or following a Change of Control and any corporation or other entity that controls such successor corporation and that adopts the Plan and at such time agrees to be the successor.

(m) “Covered Employee” means a Participant who is, or is determined by the Committee to be likely to become, a “covered employee” within the meaning of Section 162(m) of the Code (or any successor provision).

(n) “Date of Grant” means the date specified by the Committee on which a grant of Option Rights, Appreciation Rights or Performance Shares or Performance Units or a grant or sale of Restricted Shares or Deferred Shares shall become effective, which shall not be earlier than the date on which the Committee takes action with respect thereto.

(o) “Deferral Period” means the period of time during which Deferred Shares are subject to deferral limitations under Section 7 of this Plan.

(p) “Deferred Shares” means an award pursuant to Section 7 of this Plan of the right to receive Common Shares at the end of a specified Deferral Period.

(q) “Employer” means the Corporation or a Subsidiary or a successor to the Corporation or any such Subsidiary by merger or otherwise upon or following a Change of Control.

(r) “Employment” As used in this Plan, the term “employment” shall be deemed to refer to service as a member of the Board or as a consultant, as well as to a traditional employment relationship, as the case may be.

(s) “Evidence of Award” means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee that sets forth the terms and conditions of the awards granted, which may be in an electronic medium, may be limited to notation on the books and records of the Corporation and, with the approval of the Committee, need not be signed by a representative of the Corporation or a Participant.

(t) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

(u) “Executive” means any individual employed by any Employer in a position having a salary grade of EX4, EX3, EX2 or EX1 (as the Corporation’s salary grades are established and in existence on [                    ], 2005, and adjusting as appropriate for any changes to the Corporation’s system of classifying its employees by salary grades implemented subsequent to such date).

(v) “Good Reason” means that an Executive shall have made a good faith determination that one or more of the following has occurred:

(i) any significant and adverse change in the Executive’s duties, responsibilities and authority, as compared in each case to the corresponding circumstances in place on the Reference Date;

(ii) a relocation of the Executive’s principal work location as established on the Reference Date to a location that is more than 30 miles away from such location;

(iii) a reduction in the Executive’s salary or bonus potential that is not in either case agreed to by the Executive, or any other significant adverse financial consequences associated with the Executive’s employment as compared to the corresponding circumstances in place on the Reference Date; or

(iv) a breach by any Employer of its obligations under any agreement to which the Employer and the Executive are parties that is not cured within 20 business days following the Employer’s receipt of a written notice from the Executive specifying the particulars of such breach in reasonable detail.

(w) “Free-Standing Appreciation Right” means an Appreciation Right granted pursuant to Section 5 of this Plan that is not granted in tandem with an Option Right or similar right.

(x) “Incentive Stock Option” means an Option Right that is intended to qualify as an “incentive stock option” under Section 422 of the Code or any successor provision thereto.

(y) “Management Objectives” means the measurable performance objective or objectives established pursuant to this Plan for Participants who have received grants of Performance Shares or Performance Units or, when so determined by the Committee, Option Rights, Appreciation Rights, Restricted Stock, Deferred Shares, dividend credits and other awards pursuant to this Plan. Management Objectives may be described in terms of Corporation-wide objectives or objectives that are related to the performance of the individual Participant or of the Employer, division, department, region or function within the Employer. The Management Objectives may be made relative to the performance of other companies. The Management Objectives applicable to any award to a Covered Employee will be based on specified levels of or growth in one or more of the following criteria:

(i) revenue growth; (ii) earnings before interest, taxes, depreciation and amortization; (iii) operating income, (iv) pre- or after-tax income; (v) net earnings; (vi) operating cash flow/net assets ratio; (vii) debt/capital ratio; (viii) return on total capital; (ix) return on equity; (x) earnings per share growth; (xi) economic value added; (xii) total shareholder return; (xiii) improvement in or attainment of expense levels; (xiv) improvement in or attainment of working capital levels; (xv) net additional subscribers; (xvi) customer retention (churn); (xvii) customer service; (xviii) operating income before depreciation and amortization; (xix) share price; (xx) employee satisfaction; (xxi) employee retention; or (xxii) a selected external measure of the selected Management Objective.

If, after the Date of Grant, the Committee determines that a change in the business, operations, corporate structure or capital structure of the Corporation, or the manner in which it conducts its business, or other events or circumstances render the Management Objectives unsuitable, notwithstanding any loss of deduction under Section 162(m) of the Code to the Corporation, the Committee may in its discretion modify such Management Objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable. Further, on or before the Date of Grant, in connection with the establishment of Management Objectives, the Committee may exclude the impact on performance of charges for restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring items and the cumulative effects of changes in tax law or accounting principles, as such are defined by generally accepted accounting principles or the Securities and Exchange Commission.

(z) “Market Value Per Share” means, as of any particular date, (i) the closing sale price per Common Share as reported on the principal exchange on which Common Shares are then trading, if any, or, if applicable and provided that the Common Shares are not then-traded on such principal exchange, the NASDAQ National Market System, or if there are no sales on such day, on the next preceding trading day during which a sale occurred, or (ii) the fair market value of the Common Shares as determined by the Board.

(aa) “New Hire” means a Participant who is commencing, or has agreed to commence, employment with the Corporation or a Subsidiary for the first time.

(bb) “Nonqualified Option” means an Option Right that is not intended to qualify as an Incentive Stock Option.

(cc) “Outside Director” means a member of the Board who is not an employee of the Corporation.

(dd) “Optionee” means the person so designated in an Evidence of Award with respect to an outstanding Option Right.

(ee) “Option Price” means the purchase price payable upon the exercise of an Option Right.

(ff) “Option Right” means the right to purchase Common Shares from the Corporation upon the exercise of a Nonqualified Option or an Incentive Stock Option granted pursuant to Section 4 or a Replacement Option Right granted pursuant to Section 18(a) of this Plan.

(gg) “Original Plan” has the meaning set forth in Section 1(a) of this Plan.

(hh) “Participant” means a person who is selected by the Committee to receive benefits under this Plan and (i) is at that time an Outside Director or an officer (including but not limited to an officer who may also be a member of the Board) or other key employee of or a consultant to the Corporation or any Subsidiary or (ii) has agreed to commence serving as an officer or other key employee of or as a consultant to the Corporation or any Subsidiary.

(ii) “Performance Period” means, in respect of a Performance Share or Performance Unit, a period of time established pursuant to Section 8 of this Plan within which the Management Objectives relating thereto are to be achieved.

(jj) “Performance Share” means a bookkeeping entry that records the equivalent of one Common Share awarded pursuant to Section 8 of this Plan.

(kk) “Performance Unit” means a bookkeeping entry that records a unit equivalent to $1.00 awarded pursuant to Section 8 of this Plan.

(ll) “Reference Date” means the day before the effective date of any Change of Control of the Corporation.

(mm) “Replacement Award” means an Option Right, Appreciation Right, Restricted Share, Deferred Share or other award based on Common Shares granted pursuant to Section 18(d) of this Plan in exchange for the surrender and cancellation of an award granted by another corporation that is acquired by the Corporation or a Subsidiary by merger or otherwise.

(nn) “Restricted Shares” means Common Shares granted or sold pursuant to Section 6 of this Plan as to which neither the substantial risk of forfeiture nor the restrictions on transfer referred to in Section 6 hereof has expired.

(oo) “Rule 16b-3” means Rule 16b-3, as promulgated and amended from time to time by the Commission under the Exchange Act, or any successor rule to the same effect.

(pp) “Spread” means, in the case of a Free-Standing Appreciation Right, the amount by which the Market Value Per Share on the date when the Appreciation Right is exercised exceeds the Base Price specified therein or, in the case of a Tandem Appreciation Right, the amount by which the Market Value Per Share on the date when the Appreciation Right is exercised exceeds the Option Price specified in the related Option Right.

(qq) “Stock Option Plan” means the Fleet Call, Inc. Stock Option Plan (as amended and restated as of July 15, 1992).

(rr) “Subsidiary” means a corporation, company or other entity (i) more than 50 percent of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50 percent of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by the Corporation, except that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, “Subsidiary” means any corporation in which the Corporation owns or controls, directly or indirectly, more than 50 percent of the total combined voting power represented by all classes of stock issued by such corporation at the time of grant.

(ss) “Tandem Appreciation Right” means an Appreciation Right granted pursuant to Section 5 of this Plan that is granted in tandem with an Option Right or any similar right granted under any other plan of the Corporation.

3. SHARES AND PERFORMANCE UNITS AVAILABLE UNDER THE PLAN.

(a) Subject to adjustment as provided in Section 11 of this Plan, the number of Common Shares covered by outstanding awards that may be issued or transferred (i) upon the exercise of Option Rights or Appreciation Rights, (ii) as Restricted Shares and released from substantial risk of forfeiture thereof, (iii) in payment of Deferred Shares, (iv) in payment of Performance Shares or Performance Units that have been earned, (v) as awards to Outside Directors, or (vi) as awards contemplated by Section 9 of this Plan will not in the aggregate exceed 30,000,000 Common Shares that have been reserved by the Board for issuance or transfer under this Plan, plus any Common Shares that remain or remained available for issuance or transfer under the Original Plan and the Stock Option Plan, plus any shares relating to awards, whether granted and outstanding under this Plan, the Original Plan or the Stock Option Plan, that expire or are forfeited or are cancelled. Common Shares covered by an award granted under the Plan shall not be counted as used unless and until they are actually issued and delivered to a Participant. Without limiting the generality of the foregoing, upon payment in cash of the benefit provided by any award granted under the Plan, any Common Shares that were covered by that award will be available for issue or transfer hereunder. Notwithstanding anything to the contrary contained herein: (i) shares tendered in payment of the Option Price of an Option Right, shares withheld by the Corporation to satisfy a tax withholding obligation and shares not issued in connection with the exercise of an Appreciation Right shall be added to the aggregate plan limit described above and (ii) shares issued in connection with Replacement Awards shall not reduce the aggregate plan limit described above. Such shares may be shares of original issuance or treasury shares or a combination of the foregoing.

(b) Common Shares covered by any award granted under this Plan shall be deemed to have been issued or transferred, and shall cease to be available for future issuance or transfer in respect of any other award granted hereunder at the time when they are actually issued or transferred; provided, however, that Restricted Shares shall be deemed to have been issued or transferred at the earlier of the time when they cease to be subject to a substantial risk of forfeiture or the time when dividends are paid thereon.

(c) Notwithstanding anything in this Section 3, or elsewhere in this Plan, to the contrary and subject to adjustment as provided in Section 11 of this Plan, (i) the aggregate number of Common Shares actually issued or transferred by the Corporation upon the exercise of Incentive Stock Options will not exceed 30,000,000 Common Shares; (ii) no Participant will be granted Option Rights or Appreciation Rights for more than 3,000,000 Common Shares (with respect to each type of award) during any 36-month period; and (iii) no Participant will be granted Restricted Stock, Deferred Shares, Performance Shares or other awards under Section 9 of this Plan that specify Management Objectives for more than 500,000 Common Shares (with respect to each type of award) during any 36-month period.

(d) Notwithstanding any other provision of this Plan to the contrary, in no event will any Participant in any calendar year receive an award of Performance Units that specify Management Objectives having an aggregate maximum value as of its Date of Grant in excess of $5,000,000.

4. OPTION RIGHTS. The Committee may authorize grants to Participants of options to purchase Common Shares upon such terms and conditions as the Committee may determine and each such grant may utilize any or all of the authorizations, in accordance with the following provisions:

(a) Each grant shall specify the number of Common Shares to which it pertains, subject to the limitations set forth in Section 3 of this Plan.

(b) Each grant shall specify an Option Price per Common Share, which shall be equal to or greater than the Market Value Per Share on the Date of Grant.

(c) Each grant shall specify the form of consideration to be paid in satisfaction of the Option Price and the manner of payment of such consideration, which may include (i) cash in the form of currency or check or other cash equivalent acceptable to the Corporation, (ii) nonforfeitable, nonrestricted Common Shares owned by the optionee for at least six (6) months (or such shorter period as may be possible without triggering negative accounting treatment) and having a value at the time of exercise equal to the total Option Price, (iii) any other legal consideration that the Committee may deem appropriate on such basis as the Committee may determine in accordance with this Plan, or (iv) any combination of the foregoing.

(d) Successive grants may be made to the same Participant regardless of whether any Option Rights previously granted to the Participant remain unexercised.

(e) Each grant (i) shall specify the period or periods of continuous employment of the Optionee by the Corporation or any Subsidiary that are necessary before the Option Rights or installments thereof shall become exercisable and (ii) unless otherwise expressly determined in a resolution duly adopted by the Committee on the Date of Grant or such later date on which the Committee may ratify such grant, shall provide for accelerated vesting of the Option Rights subject to such grant in the event of a Change of Control, in accordance with Section 15 of this Plan.

(f) Any grant of Option Rights may specify Management Objectives that must be achieved as a condition to the exercise of such rights.

(g) Option Rights granted pursuant to this Section 4 may be Nonqualified Options or Incentive Stock Options or combinations thereof; provided, however, that Incentive Stock Options may only be granted to Participants who meet the definition of “employees” under Section 3401(c) of the Code.

(h) On or after the Date of Grant of any Nonqualified Option, the Committee may provide for the payment to the Optionee of dividend equivalents thereon in cash or Common Shares on a current, deferred or contingent basis.

(i) No Option Right granted pursuant to this Section 4 may be exercised more than 10 years from the Date of Grant.

(j) Each grant shall be evidenced by an Evidence of Award, which Evidence of Award shall contain such terms and provisions as the Committee may determine consistent with this Plan.

5. APPRECIATION RIGHTS. The Committee may authorize grants to Participants of Appreciation Rights. An Appreciation Right shall be a right of the Participant to receive from the Corporation an amount that shall be determined by the Committee and shall be expressed as a percentage (not exceeding 100 percent) of the Spread at the time of the exercise of the Appreciation Right. Any grant of Appreciation Rights under this Plan shall be upon such terms and conditions as the Committee may determine in accordance with the following provisions:

(a) Any grant may specify that the amount payable upon the exercise of an Appreciation Right may be paid by the Corporation in cash, Common Shares or any combination thereof and may (i) either grant to the Participant or reserve to the Committee the right to elect among those alternatives or (ii) preclude the right of the Participant to receive and the Corporation to issue Common Shares or other equity securities in lieu of cash.

(b) Any grant may specify that the amount payable upon the exercise of an Appreciation Right shall not exceed a maximum specified by the Committee on the Date of Grant.

(c) Each grant (i) shall specify the period or periods of continuous employment before Appreciation Rights shall become exercisable, (ii) shall specify the permissible dates or periods on or during which Appreciation Rights shall be exercisable and (iii) unless otherwise expressly determined in a resolution duly adopted by the Committee on the Date of Grant or such later date on which the Committee may ratify such grant, shall provide for accelerated vesting of the Appreciation Rights subject to such grant in the event of a Change of Control, in accordance with Section 15 of this Plan.

(d) On or after the Date of Grant of any Appreciation Rights, the Committee may provide for the payment to the Participant of dividend equivalents thereon in cash or Common Shares on a current, deferred or contingent basis.

(e) Each grant shall be evidenced by an Evidence of Award, which Evidence of Award shall describe such Appreciation Rights and contain such terms and provisions as the Committee may determine consistent with this Plan.

(f) Regarding Tandem Appreciation Rights only: Each grant shall specifically identify the related Option Right (or similar right granted under any other plan of the Corporation) and shall provide that the Tandem Appreciation Right may be exercised only (i) at a time when the related Option Right (or such similar right) is also exercisable and the Spread is positive and (ii) by surrender of the related Option Right (or such similar right) for cancellation.

(g) Regarding Free-Standing Appreciation Rights only:

(i) Each grant shall specify in respect of each Free-Standing Appreciation Right a Base Price per Common Share, which shall be equal to or greater than the Market Value Per Share on the Date of Grant;

(ii) Successive grants may be made to the same Participant regardless of whether any Free-Standing Appreciation Rights previously granted to the Participant remain unexercised; and

(iii) No Free-Standing Appreciation Right granted under this Plan may be exercised more than 10 years from the Date of Grant.

6. RESTRICTED SHARES. The Committee may authorize grants or sales to Participants of Restricted Shares upon such terms and conditions as the Committee may determine in accordance with the following provisions:

(a) Each grant or sale shall constitute an immediate transfer of the ownership of Common Shares to the Participant in consideration of the performance of services, entitling such Participant to dividend, voting and other ownership rights, subject to the substantial risk of forfeiture and restrictions on transfer hereinafter referred to.

(b) Each grant or sale may be made without additional consideration from the Participant or in consideration of a payment by the Participant that is less than the Market Value Per Share on the Date of Grant.

(c) Each grant or sale (i) shall provide that the Restricted Shares covered thereby shall be subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code for a period of not less than three (3) years (which may include pro-rata or graded vesting over such period) to be determined by the Committee on the Date of Grant and (ii) unless otherwise expressly determined in a resolution duly adopted by the Committee on the Date of Grant or such later date on which the Committee may ratify such grant, shall provide that the Restricted Shares shall provide for the earlier lapse of such substantial risk of forfeiture in the event of a Change of Control, in accordance with Section 15 of this Plan.

(d) Notwithstanding anything to the contrary in Section 6(c), the three-year substantial risk of forfeiture period may be reduced in the case of grants to New Hires to replace forfeited awards from a prior employer or for grants that are a form of payment for earned Performance Shares or Performance Units.

(e) Each grant or sale shall provide that, during the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Shares shall be prohibited or restricted in the manner and to the extent prescribed by the Committee on the Date of Grant. Such restrictions may include without limitation rights of repurchase or first refusal in the Corporation or provisions subjecting the Restricted Shares to a continuing substantial risk of forfeiture in the hands of any transferee.

(f) Any grant of Restricted Shares may specify Management Objectives that, if achieved, will result in termination or early termination of the restrictions applicable to such Restricted Shares. Each grant may specify in respect of such Management Objectives a minimum level of achievement and may set forth a formula for determining the number of shares of Restricted Shares on which restrictions will terminate if performance is at or above the minimum level, but falls short of full achievement of the specified Management Objectives.

(g) Any grant or sale may require that any or all dividends or other distributions paid on the Restricted Shares during the period of such restrictions be automatically sequestered and reinvested on an immediate or deferred basis in additional Common Shares, which may be subject to the same restrictions as the underlying award or such other restrictions as the Committee may determine.

(h) Each grant or sale shall be evidenced by an Evidence of Award, which Evidence of Award shall contain such terms and provisions as the Committee may determine consistent with this Plan. Unless otherwise directed by the Committee, all certificates representing Restricted Shares, together with a stock power that shall be endorsed in blank by the Participant with respect to the Restricted Shares, shall be held in custody by the Corporation until all restrictions thereon lapse.

7. DEFERRED SHARES. The Committee may authorize grants or sales of Deferred Shares to Participants upon such terms and conditions as the Committee may determine in accordance with the following provisions:

(a) Each grant or sale shall constitute the agreement by the Corporation to issue or transfer Common Shares, cash or any combination of the foregoing to the Participant in the future in consideration of the performance of services, subject to the fulfillment during the Deferral Period of such conditions as the Committee may specify, which may include the achievement of Management Objectives.

(b) Each grant or sale may be made without additional consideration from the Participant or in consideration of a payment by the Participant that is less than the Market Value Per Share on the Date of Grant.

(c) Each grant or sale (i) shall provide that the Deferred Shares covered thereby shall be subject to a Deferral Period, which shall be determined by the Committee on the Date of Grant, and (ii) unless otherwise expressly determined in a resolution duly adopted by the Committee on the Date of Grant or such later date on which the Committee may ratify such grant or sale, shall provide for the earlier termination of the Deferral Period, and/or the immediate vesting of the Participant’s rights to all of the Deferred Shares subject to the grant or sale, in the event of a Change of Control, in accordance with Section 15 of this Plan.

(d) During the Deferral Period, the Participant shall not have any rights of ownership in the Deferred Shares, shall not have any right to vote the Deferred Shares and, except as provided in Section 10(c), shall not have any right to transfer any rights under the subject award, but the Committee may on or after the Date of Grant authorize the payment of dividend equivalents on the Deferred Shares in cash or additional Common Shares on a current, deferred or contingent basis.

(e) Each grant or sale shall be evidenced by an Evidence of Award, which Evidence of Award shall contain such terms and provisions as the Committee may determine consistent with this Plan.

8. PERFORMANCE SHARES AND PERFORMANCE UNITS. The Committee may authorize grants of Performance Shares and Performance Units, which shall become payable to the Participant upon the achievement of specified Management Objectives during the Performance Period, upon such terms and conditions as the Committee may determine and each such grant may utilize any or all of the authorizations, in accordance with the following provisions:

(a) Each grant shall specify the number of Performance Shares or Performance Units to which it pertains, which may be subject to adjustment to reflect changes in compensation or other factors.

(b) The Performance Period with respect to each Performance Share or Performance Unit, which shall not be less than one (1) year, (i) shall be determined by the Committee on the Date of Grant, and (ii) unless otherwise expressly determined in a resolution duly adopted by the Committee on the Date of Grant or such later date on which the Committee may ratify such grant, shall provide for the earlier termination of the Performance Period, and the immediate vesting of the Participant’s rights to all of the Performance Shares or Performance Units subject to the grant, in the event of a Change of Control, in accordance with Section 15 of this Plan.

(c) Any grant of Performance Shares or Performance Units will specify Management Objectives which, if achieved, will result in payment or early payment of the award, and each grant may specify in respect of such specified Management Objectives a minimum acceptable level of achievement and will set forth a formula for determining the number of Performance Shares or Performance Units that will be earned if performance is at or above the minimum level, but falls short of full achievement of the specified Management Objectives. The grant of Performance Shares or Performance Units will specify that, before the Performance Shares or Performance Units will be earned and paid, the Committee must certify that the Management Objectives have been satisfied.

(d) Each grant will specify the time and manner of payment of Performance Shares or Performance Units that have been earned. Any grant may specify that the amount payable with respect thereto may be paid by the Corporation in cash, in Common Shares or in any combination thereof and may either grant to the Participant or retain in the Committee the right to elect among those alternatives.

(e) Any grant of Performance Shares may specify that the amount payable with respect thereto may not exceed a maximum specified by the Committee at the Date of Grant. Any grant of Performance Units may specify that the amount payable or the number of Common Shares issued with respect thereto may not exceed maximums specified by the Committee at the Date of Grant.

(f) The Committee may at the Date of Grant of Performance Shares, provide for the payment of dividend equivalents to the holder thereof on either a current or deferred or contingent basis, either in cash or in additional Common Shares.

(g) Each grant of Performance Shares or Performance Units will be evidenced by an Evidence of Award, which Evidence of Award will contain such other terms and provisions, consistent with this Plan, as the Committee may approve.

9. OTHER AWARDS.

(a) The Committee may, subject to limitations under applicable law, grant to any Participant such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Shares or factors that may influence the value of such shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Common Shares, purchase rights for Common Shares, awards with value and payment contingent upon performance of the Corporation or specified Subsidiaries, affiliates or other business units thereof or any other factors designated by the Committee, and awards valued by reference to the book value of Common Shares or the value of securities of, or the performance of specified Subsidiaries or affiliates or other business units of the Corporation. The Committee shall determine the terms and conditions of such awards, which may include the achievement of Management Objectives. Common Shares delivered pursuant to an award in the nature of a purchase right granted under this Section 9 shall be purchased for such consideration, paid for at such time, by such methods, and in such forms, including, without limitation, cash, Common Shares, other awards, notes or other property, as the Committee shall determine.

(b) The vesting period with respect to any award made pursuant to this Section 9 that is subject only to the period or periods of continuous employment of the Participant by the Corporation or any Subsidiary that are necessary before such awards or installments thereof shall become fully transferable shall not be less than three (3) years (which may include pro-rata or graded vesting over such period), which shall be determined by the Committee on the Date of Grant, and unless otherwise expressly determined in a resolution duly adopted by the Committee on the Date of Grant or such later date on which the Committee may ratify such grant, shall provide for the earlier termination of the period or periods of continuous employment, and the immediate vesting of the Participant’s rights to all of the award subject to the grant, in the event of a Change of Control, in accordance with Section 15 of this Plan.

(c) Cash awards, as an element of or supplement to any other award granted under this Plan, may also be granted pursuant to this Section 9 of this Plan.

(d) The Committee may grant Common Shares as a bonus, or may grant other awards in lieu of obligations of the Corporation or a Subsidiary to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Committee.

10. TRANSFERABILITY.

(a) Except as provided in Section 10(b) and 10(c) below, no Option Right, Appreciation Right or other derivative security granted under the Plan shall be transferable by the Participant except by will or the laws of descent and distribution. Except as otherwise determined by the Committee, Option Rights and Appreciation Rights will be exercisable during the Participant’s lifetime only by him or her or, in the event of the Participant’s legal incapacity to do so, by his or her guardian or legal representative acting on behalf of the Participant in a fiduciary capacity under state law and/or court supervision.

(b) Notwithstanding Section 10(a) above, an Option Right, Appreciation Right or other derivative security granted under the Plan may be transferable upon the death of the Participant, without payment of consideration therefor, to any one or more family members (as defined in the General Instructions to Form S-8 under the Securities Act of 1933) of the Participant, as may have been designated in writing by the Participant by means of a form of beneficiary designation approved by the Corporation. Such beneficiary designation may be made at any time by the Participant and shall be effective when it is filed, prior to the death of the Participant, with the Corporation. Any beneficiary designation may be changed by the filing of a new beneficiary designation, which will cancel any beneficiary designation previously filed with the Corporation.

(c) Notwithstanding Section 10(a) above, an Option Right (except with respect to an Incentive Stock Option), Appreciation Right or other derivative security granted under the Plan may be transferable by the Participant without payment of consideration therefor, to any one or more family members (as defined in the General Instructions to Form S-8 under the Securities Act of 1933) of the Participant; provided, however, that such transfer will not be effective until notice of such transfer is delivered to the Corporation; and provided, further, however, that any such transferee is subject to the same terms and conditions hereunder as the Participant.

(d) The Committee may specify at the Date of Grant that part or all of the Common Shares that are (i) to be issued or transferred by the Corporation upon the exercise of Option Rights or Appreciation Rights, upon the termination of the Deferral Period applicable to Deferred Shares or upon payment under any grant of Performance Shares or Performance Units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in Section 6 of this Plan, will be subject to further restrictions on transfer.

11. ADJUSTMENTS.

(a) The Board (or as delegated by the Board, the Committee) may make or provide for such adjustments in the number of Common Shares covered by outstanding Option Rights, Appreciation Rights, Deferred Shares and Performance Shares granted hereunder, the Option Price per Common Share or Base Price per Common Share applicable to any such Option Rights and Appreciation Rights, and the kind of shares (including shares of another issuer) covered thereby, as the Board (or as delegated by the Board, the Committee) may in good faith determine to be equitably required in order to prevent dilution or expansion of the rights of Participants that otherwise would result from (i) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Corporation, (ii) any merger, consolidation, spin-off, spin-out, split-off, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of warrants or other rights to purchase securities or (iii) any other corporate transaction or event having an effect similar to any of the foregoing. In the event of any such transaction or event, the Board (or as delegated by the Board, the Committee) may provide in substitution for any or all outstanding awards under this Plan such alternative consideration as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the surrender of all awards so replaced.

(b) On or after the Date of Grant of any award under this Plan, the Committee may provide in the Evidence of Award that the holder of the award may elect to receive an equivalent award in respect of securities of the surviving entity of any merger, consolidation or other transaction or event having a similar effect, or the Committee may provide that the holder will automatically be entitled to receive such an equivalent award. The Board (or as delegated by the Board, the Committee) may also make or provide for such adjustments in the numbers of Common Shares specified in Section 3(a) of this Plan as the Board (or as delegated by the Board, the Committee) may in good faith determine to be appropriate in order to reflect any transaction or event described in this Section 11; provided, however, that any such adjustment to the number specified in Section 3(c)(i) will be made only if and to the extent that such adjustment would not cause any Option Right intended to qualify as an Incentive Stock Option to fail to so qualify.

12. FRACTIONAL SHARES. The Corporation shall not be required to issue any fractional Common Shares pursuant to this Plan. The Committee may provide for the elimination of fractions or for the settlement thereof in cash.

13. WITHHOLDING TAXES. To the extent that the Corporation is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Corporation for the withholding are insufficient, it shall be a condition to the receipt of any such payment or the realization of any such benefit that the Participant or such other person make arrangements satisfactory to the Corporation for payment of the balance of any taxes required to be withheld. At the discretion of the Committee, any such arrangements may include relinquishment of a portion of any such payment or benefit.

14. CERTAIN TERMINATIONS OF EMPLOYMENT, HARDSHIP AND APPROVED LEAVES OF ABSENCE. Notwithstanding any other provision of this Plan to the contrary, and if permitted by Section 409A of the Code, in case of termination of employment by reason of death, disability, normal retirement, early retirement with the consent of the Corporation, termination of employment to enter public service with the consent of the Corporation or leave of absence approved by the Corporation, or in the event of hardship or in the case of unforeseeable emergency or other special circumstances, of a Participant who holds an Option Right or Appreciation Right that is not immediately exercisable in full, or any Restricted Shares as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, any Deferred Shares as to which the Deferral Period has not been completed, or any Performance Shares, Performance Units or any other awards made pursuant to Section 9 that have not been fully earned, or any Common Shares that are subject to any transfer restriction pursuant to Section 10(d) of this Plan, the Committee may, in its sole discretion, take any action that it deems to be equitable under the circumstances or in the best interests of the Corporation, including, but not limited to, waiving or modifying any other limitation or requirement or accelerating the vesting terms with respect to any award under this Plan.

15. CHANGE OF CONTROL. Unless otherwise expressly determined in a resolution adopted by the Committee on the Date of Grant or on such later date on which the Committee may ratify any award granted pursuant to this Plan, in the event of a Change of Control, each grant of an award pursuant to this Plan shall (a) if the Participant is an Outside Director, immediately become fully exercisable and nonforfeitable upon the occurrence of such Change of Control of the Corporation or (b) if the Participant is recognized by any Employer as a regular full time employee who is subject to U.S. income tax withholding, immediately become fully exercisable and nonforfeitable upon the termination of the Participant’s employment by an Employer without Cause during the Accelerated Vesting Period or also, in the case of a Participant who is an Executive, upon termination of the Participant’s employment by the Participant for Good Reason during the Accelerated Vesting Period.

16. FOREIGN PARTICIPANTS. In order to facilitate the making of any award or combination of awards under this Plan, the Committee may provide for such special terms for awards to Participants who are foreign nationals, or who are employed by or engaged as consultants to the Corporation or any Subsidiary outside of the United States of America, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. In addition, the Committee may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of this Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements or alternative versions shall include any provisions that are inconsistent with the terms of this Plan, as then in effect, unless this Plan could have been amended to eliminate the inconsistency without further approval by the stockholders of the Corporation.

17. ADMINISTRATION OF THE PLAN.

(a) This Plan shall be administered by the Committee (or a subcommittee consisting exclusively of not less than two or more members of the Board, each of whom shall be a “non-employee director” within the meaning of

Rule 16b-3 and an “outside director” within the meaning of Section 162(m) of the Code). A majority of the Committee (or subcommittee) shall constitute a quorum, and the acts of the members of the Committee (or subcommittee) present at any meeting thereof at which a quorum is present, or acts unanimously approved by members of the Committee (or subcommittee) in writing, shall be the acts of the Committee (or subcommittee).

(b) The Committee may from time to time reserve a specified number of Common Shares, subject to adjustment as provided in Section 11 of this Plan, for grants of Nonqualified Options to New Hires upon commencement of their employment with the Corporation or any Subsidiary, or to any Participant in connection with a promotion or other form of special recognition approved in writing by the Chief Executive Officer. For the purposes of Section 4(b) of this Plan, as it relates to any Nonqualified Option that shall be granted pursuant to this Section 17(b), (i) the Date of Grant shall be the date on which the New Hire’s employment with the Corporation or any Subsidiary actually commences or the date of promotion or in such case, the date such other form of special recognition is approved in writing by the Chief Executive Officer, as the case may be, and (ii) unless the Committee determines otherwise, the Option Price per Common Share shall be the closing price of the Common Shares on the NASDAQ Stock Market on the Date of Grant.

(c) The Committee shall have full discretionary authority in all matters relating to the discharge of its responsibilities under this Plan, including, without limitation, its exercise of negative discretion in determining the size of an award if the Management Objective has been achieved, if in the Committee’s sole judgment, such application is appropriate in order to act in the best interests of the Corporation and its stockholders. The interpretation and construction by the Committee of any provision of this Plan or any Evidence of Award, and any determination by the Committee, including, without limitation, eligibility for participation and awards pursuant to any provision of this Plan or any such Evidence of Award, shall be final and conclusive. No member of the Committee shall be liable for any such action taken or determination made in good faith.

(d) The Committee may delegate to one or more: (i) of its members or to one or more officers of the Corporation, or to one or more agents or advisors, such administrative duties or powers as it may deem advisable, and the Board, the Committee, or any person to whom duties or powers have been delegated as aforesaid, may employ one or more persons to render advice with respect to any responsibility the Board, the Committee or such person may have under the Plan, and (ii) officers of the Corporation the authority to determine the Participants to whom Nonqualified Options shall be granted in accordance with Section 17(b), and to determine the number of such Common Shares to which any such Nonqualified Option shall pertain, subject to the terms and conditions of this Plan and the terms and conditions of an Evidence of Award.

(e) The Board or the Committee may, by resolution, authorize one or more officers of the Corporation to do one or both of the following on the same basis as the Board or the Committee: (i) designate employees to be recipients of awards under this Plan; (ii) determine the size of any such awards; provided, however, that (A) the Board or the Committee shall not delegate such responsibilities to any such officer for awards granted to an employee who is an officer, director, or more than 10 percent beneficial owner of any class of the Corporation’s equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Board in accordance with Section 16 of the Exchange Act; (B) the resolution providing for such authorization sets forth the total number of Common Shares such officer(s) may grant; and (iii) the officer(s) shall report periodically to the Board or the Committee, as the case may be, regarding the nature and scope of the awards granted pursuant to the authority delegated.

18. AMENDMENTS AND OTHER MATTERS.

(a) The Board may at any time and from time to time amend the Plan in whole or in part; provided, however, that (i) any amendment that must be approved by the stockholders of the Corporation in order to comply with applicable law or the rules of the NASDAQ National Market shall not be effective unless and until such approval has been obtained and (ii) the provisions of Section 15 may not be amended following a Change of Control in any way that would adversely affect the rights of holders of awards granted under Sections 4, 5, 6, 7, 8 and 9 hereof.

(b) The Board will not, without the further approval of the shareholders of the Corporation, authorize the amendment of (i) any outstanding Option Right to reduce the Option Price or (ii) any outstanding Free Standing Appreciation Right to reduce the Base Price per Common Share. Furthermore, no Option Right or Free Standing Appreciation Right will be cancelled and replaced with an award having a lower Option Price or Base Price per Common Share without further approval of the shareholders of the Corporation. This Section 18(b) is intended to prohibit the repricing of “underwater” Option Right or Free Standing Appreciation Right and will not be construed to prohibit the adjustments provided for in Section 11 of this Plan.

(c) The Committee may condition the grant of any award or combination of awards authorized under this Plan on the surrender by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Corporation or a Subsidiary to the Participant.

(d) The Committee may grant under this Plan any award or combination of awards authorized under this Plan in exchange for the surrender and cancellation of an award that was not granted under this Plan (including but not limited to an award that was granted by the Corporation or a Subsidiary, or by another corporation that is acquired by the Corporation or a Subsidiary by merger or otherwise, prior to the adoption of this Plan by the Board), and any such award or combination of awards so granted under this Plan may or may not cover the same number of Common Shares as had been covered by the canceled award and shall be subject to such other terms, conditions and discretion as would have been permitted under this Plan had the canceled award not been granted.

(e) This Plan will not confer upon any Participant any right with respect to continuance of employment or other service with the Corporation or any Subsidiary, nor will it interfere in any way with any right the Corporation or any Subsidiary would otherwise have to terminate such Participant’s employment or other service at any time.

(f) To the extent that any provision of this Plan would prevent any Option Right that was intended to qualify as an Incentive Stock Option from qualifying as such, that provision will be null and void with respect to such Option Right. Such provision, however, will remain in effect for other Option Rights and there will be no further effect on any provision of this Plan.

(g) The Committee may consistent with the Plan amend the terms of any award granted under this Plan prospectively or retroactively, but subject to Section 11 above, no such amendment shall impair the rights of any Participant without his or her consent. The Board may, in its discretion, terminate this Plan at any time. Termination of this Plan will not affect the rights of Participants or their successors under any awards outstanding hereunder and not exercised in full on the date of termination.

19. Compliance with Section 409A of the Code. This Plan is intended to comply and shall be administered in a manner that is intended to comply with Section 409A of the Code and shall be construed and interpreted in accordance with such intent. To the extent that an award, issuance and/or payment is subject to Section 409A of the Code, it shall be awarded and/or issued or paid in a manner that will comply with Section 409A of the Code, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto (the “Guidance”). Any provision of this Plan that would cause an award, issuance and/or payment to fail to satisfy Section 409A of the Code shall have no force and effect until amended to comply with Code Section 409A (which amendment may be retroactive to the extent permitted by the Guidance).

20. Governing Law. The Plan and all grants and awards and actions taken thereunder shall be governed by and construed in accordance with the internal substantive laws of the Commonwealth of Virginia.

21. Termination. No grant will be made under this Plan more than 10 years after the date on which this Plan is first approved by the shareholders of the Corporation, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of this Plan.

22. General Provisions.

(a) No award under this Plan may be exercised by the holder thereof if such exercise, and the receipt of cash or stock thereunder, would be, in the opinion of counsel selected by the Committee, contrary to law or the regulations of any duly constituted authority having jurisdiction over this Plan.

(b) Absence on leave approved by a duly constituted officer of the Corporation or any of its Subsidiaries shall not be considered interruption or termination of service of any employee for any purposes of this Plan or awards granted hereunder, except that no awards may be granted to an employee while he or she is absent on leave.

(c) No Participant shall have any rights as a stockholder with respect to any shares subject to awards granted to him or her under this Plan prior to the date as of which he or she is actually recorded as the holder of such shares upon the stock records of the Corporation.

(d) If any provision of the Plan is or becomes invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any award under any law deemed applicable by the Board, such provision shall be construed or deemed amended or limited in scope to conform to applicable laws or, in the discretion of the Board, it shall be stricken and the remainder of the Plan shall remain in full force and effect.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The following summary is qualified in its entirety by reference to the complete text of the statutes referred to below and the articles of incorporation and bylaws of Sprint Corporation (“Sprint”).

Under Section 17-6305 of the Kansas General Corporation Code, which we refer to as the KGCC, a corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

Consistent with Section 17-6305 of the KGCC, Article IV, Section 9 of the bylaws of Sprint provides that the corporation will indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement in connection with any action, suit, or proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. With respect to a criminal action or proceeding, the director or officer must also have had no reasonable cause to believe his conduct was unlawful.

In accordance with Section 17-6002(b)(8) of the KGCC, Sprint’s articles of incorporation provide that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (i) breaches of their duty of loyalty to Sprint or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) certain transactions under Section 17-6424 of the KGCC (unlawful payment of dividends) or (iv) transactions from which a director derives an improper personal benefit.

Under Article IV, Section 9 of the bylaws of Sprint, Sprint may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability arising out of his status as such, whether or not the corporation would have the power to indemnify such persons against liability. Sprint carries standard directors and officers liability coverage for its directors and officers and the directors and officers of its subsidiaries. Subject to certain limitations and exclusions, the policies reimburse the corporation for liabilities indemnified under the bylaws.

Sprint has entered into indemnification agreements with its directors and officers. These agreements provide for the indemnification, to the full extent permitted by law, of expenses, judgments, fines, penalties and amounts paid in settlement incurred by the director or officer in connection with any threatened, pending or completed action, suit or proceeding on account of service as a director, officer, employee or agent of Sprint.

Reference is made to the indemnity agreements contained in the Agreement and Plan of Merger attached as Exhibit 2.1 to the joint proxy statement/prospectus.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Exhibit Description
2.1**+	Agreement and Plan of Merger, dated as of December 15, 2004, by and among Sprint Corporation, Nextel Communications, Inc. and S-N Merger Corp. (filed as Exhibit 2 to Sprint Corporation’s Current Report on Form 8-K filed on December 17, 2004 and incorporated herein by reference).
2.2**	First Amendment to Agreement and Plan of Merger, dated as of May 20, 2005, by and among Sprint Corporation, Nextel Communications, Inc. and S-N Merger Corp. (filed as Exhibit 2.2 to Sprint Corporation’s Current Report on Form 8-K filed on May 20, 2005 and incorporated herein by reference).

2.3*	List of Exhibits and Schedules to Agreement and Plan of Merger.

3.1**	Restated Articles of Incorporation, dated as of December 9, 2003 (filed as Exhibit 3(a) to Sprint Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference).

3.2**	Certificate of Designation, Preferences and Rights of Preferred Stock-Sixth Series, dated as of April 23, 2004 (filed as Exhibit 3(b) to Sprint Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference).

3.3**	Certificate of Elimination of Designations of Preferred Stock-Eighth Series, dated as of April 23, 2004 (filed as Exhibit 3(c) to Sprint Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference).

3.4**	Sprint Corporation Bylaws, as amended, filed as Exhibit 3(d) to Sprint Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference.

4.1**	The rights of Sprint Corporation’s equity security holders are defined in the Fifth, Sixth, Seventh and Eighth Articles of Sprint Corporation’s Articles of Incorporation. See Exhibits 3.1, 3.2 and 3.3.

4.2**	Provision regarding Kansas Control Share Acquisition Act is in Article II, Section 5 of the Bylaws. Provisions regarding Stockholders’ Meetings are set forth in Article III of the Bylaws. See Exhibit 3.4.

4.3**	Second Amended and Restated Rights Agreement between Sprint Corporation and UMB Bank, n.a., as Rights Agent, dated as of March 16, 2004 and effective as of April 23, 2004, filed as Exhibit 1 to Amendment No. 5 to Sprint Corporation’s Registration Statement on Form 8-A relating to Sprint’s Rights, filed April 12, 2004, and incorporated herein by reference.

5.1*	Opinion of Stinson Morrison Hecker LLP.

8.1***	Form of opinion of Cravath, Swaine & Moore LLP.

8.2***	Form of opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

10.1**	Letter Agreement dated December 14, 2004 among Nextel Communications, Inc., Motorola, Inc. and Motorola SMR, Inc. (filed as Exhibit 10 to Motorola, Inc.’s Schedule 13D/A filed on December 20, 2004, and incorporated herein by reference).

10.2**	Letter Agreement dated May 16, 2005 among Nextel Communications, Inc., Motorola, Inc. and Motorola SMR, Inc. (filed as Exhibit 11 to Motorola, Inc.’s Schedule 13D/A filed on May 20, 2005, and incorporated herein by reference).

Exhibit Number	Exhibit Description

12.1*	Computation of ratios of earnings to fixed charges and preferred stock dividends.

23.1*	Consent of KPMG LLP.

23.2*	Consent of Ernst & Young LLP.

23.3*	Consent of Deloitte & Touche LLP.

23.4*	Consent of Stinson Morrison Hecker LLP (included as part of Exhibit 5.1).

23.5***	Consent of Cravath, Swaine & Moore LLP (included as part of Exhibit 8.1).

23.6***	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included as part of Exhibit 8.2).

24.1***	Powers of Attorney for Sprint Corporation.

99.1†	Form of Proxy for Sprint Corporation.

99.2†	Form of Proxy for Nextel Communications, Inc.

99.3*	Consent of Lehman Brothers Inc.

99.4*	Consent of Citigroup Global Markets Inc.

99.5*	Consent of Goldman, Sachs & Co.

99.6*	Consent of J.P. Morgan Securities Inc.

99.7*	Consent of Lazard Frères & Co. LLC.

99.8*	Consent of Keith J. Bane.

99.9*	Consent of William E. Conway, Jr.

99.10*	Consent of Timothy M. Donahue.

99.11*	Consent of Frank M. Drendel.

99.12*	Consent of V. Janet Hill.

99.13*	Consent of William E. Kennard.

99.14*	Consent of Stephanie M. Shern.

*	Filed herewith
**	Incorporated by reference herein
***	Previously filed
†	To be filed by amendment
+	Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments to the Agreement and Plan of Merger have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

(c) Opinions

Fairness Opinion of Lehman Brothers Inc., attached as Annex B to the joint proxy statement/prospectus.

Fairness Opinion of Citigroup Global Market Inc., attached as Annex C to the joint proxy statement/prospectus.

Fairness Opinion of Goldman, Sachs & Co., attached as Annex D to the joint proxy statement/prospectus.

Fairness Opinion of JP Morgan Securities, Inc., attached as Annex E to the joint proxy statement/prospectus.

Fairness Opinion of Lazard Frères & Co. LLC, attached as Annex F to the joint proxy statement/prospectus.

Item 22. Undertakings

(A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) (1) The undersigned registrant hereby undertakes as follows: that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(E) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference in the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(F) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Overland Park, State of Kansas, on the 23rd day of May, 2005.

SPRINT CORPORATION

By:	/s/ ROBERT J. DELLINGER
Robert J. Dellinger
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Gary D. Forsee	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	May 23, 2005

* Robert J. Dellinger	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	May 23, 2005

* John P. Meyer	Senior Vice President and Controller (Principal Accounting Officer)	May 23, 2005

* DuBose Ausley	Director	May 23, 2005

* Gordon M. Bethune	Director	May 23, 2005

* Dr. E. Linn Draper, Jr.	Director	May 23, 2005

* Deborah A. Henretta	Director	May 23, 2005

Signature	Title	Date

* Irvine O. Hockaday, Jr.	Director	May 23, 2005

* Linda Koch Lorimer	Director	May 23, 2005

* Charles E. Rice	Director	May 23, 2005

* Louis W. Smith	Director	May 23, 2005

* Gerald L. Storch	Director	May 23, 2005

* William H. Swanson	Director	May 23, 2005

* James H. Hance, Jr.	Director	May 23, 2005

*By: /s/ ROBERT J. DELLINGER Robert J. Dellinger for himself and as Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1**+	Agreement and Plan of Merger, dated as of December 15, 2004, by and among Sprint Corporation, Nextel Communications, Inc. and S-N Merger Corp. (filed as Exhibit 2 to Sprint Corporation’s Current Report on Form 8-K filed on December 17, 2004 and incorporated herein by reference).
2.2**	First Amendment to Agreement and Plan of Merger, dated as of May 20, 2005, by and among Sprint Corporation, Nextel Communications, Inc. and S-N Merger Corp. (filed as Exhibit 2.2 to Sprint Corporation’s Current Report on Form 8-K filed on May 20, 2005 and incorporated herein by reference).

2.3*	List of Exhibits and Schedules to Agreement and Plan of Merger.

3.1**	Restated Articles of Incorporation, dated as of December 9, 2003 (filed as Exhibit 3(a) to Sprint Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference).

3.2**	Certificate of Designation, Preferences and Rights of Preferred Stock-Sixth Series, dated as of April 23, 2004 (filed as Exhibit 3(b) to Sprint Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference).

3.3**	Certificate of Elimination of Designations of Preferred Stock-Eighth Series, dated as of April 23, 2004 (filed as Exhibit 3(c) to Sprint Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference).

3.4**	Sprint Corporation Bylaws, as amended, filed as Exhibit 3(d) to Sprint Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference.

4.1**	The rights of Sprint Corporation’s equity security holders are defined in the Fifth, Sixth, Seventh and Eighth Articles of Sprint Corporation’s Articles of Incorporation. See Exhibits 3.1, 3.2 and 3.3.

4.2**	Provision regarding Kansas Control Share Acquisition Act is in Article II, Section 5 of the Bylaws. Provisions regarding Stockholders’ Meetings are set forth in Article III of the Bylaws. See Exhibit 3.4.

4.3**	Second Amended and Restated Rights Agreement between Sprint Corporation and UMB Bank, n.a., as Rights Agent, dated as of March 16, 2004 and effective as of April 23, 2004, filed as Exhibit 1 to Amendment No. 5 to Sprint Corporation’s Registration Statement on Form 8-A relating to Sprint’s Rights, filed April 12, 2004, and incorporated herein by reference.

5.1*	Opinion of Stinson Morrison Hecker LLP.

8.1***	Form of opinion of Cravath, Swaine & Moore LLP.

8.2***	Form of opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

10.1**	Letter Agreement dated December 14, 2004 among Nextel Communications, Inc., Motorola, Inc. and Motorola SMR, Inc. (filed as Exhibit 10 to Motorola, Inc.’s Schedule 13D/A filed on December 20, 2004, and incorporated herein by reference).

10.2**	Letter Agreement dated May 16, 2005 among Nextel Communications, Inc., Motorola, Inc. and Motorola SMR, Inc. (filed as Exhibit 11 to Motorola, Inc.’s Schedule 13D/A filed on May 20, 2005, and incorporated herein by reference).

Exhibit Number	Exhibit Description

12.1*	Computation of ratios of earnings to fixed charges and preferred stock dividends.

23.1*	Consent of KPMG LLP.

23.2*	Consent of Ernst & Young LLP.

23.3*	Consent of Deloitte & Touche LLP.

23.4*	Consent of Stinson Morrison Hecker LLP (included as part of Exhibit 5.1).

23.5***	Consent of Cravath, Swaine & Moore LLP (included as part of Exhibit 8.1).

23.6***	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included as part of Exhibit 8.2).

24.1***	Powers of Attorney for Sprint Corporation.

99.1†	Form of Proxy for Sprint Corporation.

99.2†	Form of Proxy for Nextel Communications, Inc.

99.3*	Consent of Lehman Brothers Inc.

99.4*	Consent of Citigroup Global Markets Inc.

99.5*	Consent of Goldman, Sachs & Co.

99.6*	Consent of J.P. Morgan Securities Inc.

99.7*	Consent of Lazard Frères & Co. LLC.

99.8*	Consent of Keith J. Bane.

99.9*	Consent of William E. Conway, Jr.

99.10*	Consent of Timothy M. Donahue.

99.11*	Consent of Frank M. Drendel.

99.12*	Consent of V. Janet Hill.

99.13*	Consent of William E. Kennard.

99.14*	Consent of Stephanie M. Shern.

*	Filed herewith
**	Incorporated by reference herein
***	Previously filed
†	To be filed by amendment
+	Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments to the Agreement and Plan of Merger have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.